Form 20-F
period 2025-06-30
CRESUD INC
filed 2025-10-24
CIK 1034957

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 614,074,273.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b). ☒

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

Please send copies of notices and communications from the

Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Eduardo Madero Avenue 942, 25th Floor C1106ACW City of Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Glossary of certain terms used in this Annual Report

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADR”: American Depositary Receipt which represent the ADSs;
•	“ADS” or “ADSs”: American Depositary Shares each representing 10 shares of our common stock issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “Deposit Agreement”), between us and the ADS Depositary;
•	“ADS Depositary”: The Bank of New York;
•	“AFIP”: Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos) currently replaced by “ARCA” as defined below;
•	“Agrofy”: Agrofy Global LLC;
•	“AMAUTA”: Amauta Agro S.A.;
•	“Annual Report”: this annual report;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARCA”: Revenue and Customs Control Agency (Agencia de Recaudación y Control Aduanero)
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, and the notes thereto;
•	“A3 Mercados”: A3 Mercados S.A. (formerly Mercado Abierto Electrónico S.A.);
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of CRESUD;
•	“BOPREAL”: Bonds for the Reconstruction of a Free Argentina (“Bonos para la Reconstrucción de una Argentina Libre”);
•	“BrasilAgro”: BrasilAgro Companhia Brasileira de Propriedades Agricolas Ltda;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CABA”: Autonomus City of Buenos Aires (Ciudad Autónoma de Buenos Aires);
•	“Caja de Valores”: Argentine depositary authorized to act in accordance with the CML (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“COSO Report”: the Committee of Sponsoring Organizations of the Treadway Commission;
•	“CPI”: Consumer Price Index;
•	“CPF”: Collective Promotion Fund;
•	“CRESUD” or “Company”: Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“CVCU”: Consultores Venture Capital Uruguay S.A.;
•	“Dolphin B.V.”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Executive Plan”: incentive plan for the Company’s executive officers;

i

•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and collective promotion funds (Fondo de Promoción Colectiva);
•	“FyO”: Futuros y Opciones.Com S.A.;
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDSs”: Global Depositary Shares each representing 10 shares of IRSA’s common stock, issued pursuant to the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between IRSA and The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“ILPA Plan”: Long-Term Share-Based Incentive Plan;
•	“IMF”: International Money Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INCRA”: Brazilian Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária);
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“Investment Company Act”: Investment Company Act of 1940, as amended;
•	“IPC”: Consumer Price Index (Índice de Precios al Consumidor);
•	“IRS”: Internal Revenue Service;
•	“IRSA”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“kg” or “kgs”: Argentina standard measure of weight, a kilogram is equal to approximately 2.2 pounds;
•	“KPIs”: key performance indicators;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MERCOSUR”: Common Market of the South;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NASDAQ”: National Market of the Nasdaq Stock Market;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“Real,” “Reais,” “Rs.” or “BRL”: Brazilian Real, the legal currency Brazil;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“RWS”: Responsible Wool Standard;
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SENASA”: Servicio Nacional de Sanidad y Calidad Agroalimentaria;
•	“RTRS”: Round Table on Responsible Soy;
•	“TAP”: Tax on Personal Assets;
•	“tons” or “Tns”: Argentina standard measure of weight, a metric ton is equal to 1,000 kilograms;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2BSvs”: Biomass Biofuels Sustainability voluntary scheme.

ii

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil, Latin America, and other developed and/or emerging markets, including as a result of provincial mid-term legislative elections held on September 7, 2025, and the national mid-term legislative elections expected to take place in Argentina on October 26, 2025;

•	the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in foreign exchange regulations and exchange control measures implemented by the Argentine Central Bank and the Argentine Government;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, Brazil and Latin America including volatility in domestic and international financial markets;

•	inflation and interest rates;

•	fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulations and changes in law or in the interpretation by courts;

•	business seasonality in the sectors in which we operate;

•	price fluctuations in the agricultural market;

•	pest infestations and diseases on our crop yields and cattle production;

iii

•	political, civil and armed conflicts;

•	risks related to climate change;

•	impact of the spread and variants of infectious diseases, including Covid-19, on our business;

•	adverse legal or regulatory disputes or proceedings;

•	fluctuations in the aggregate principal amount of Argentine and Brazilian public debt outstanding and any default on Argentina’s sovereign debt;

•	the impact on the negotiation with the IMF and the restructuring of Argentina’s sovereign debt with the IMF;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation, or other acts;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply or fluctuations in prices of utilities in the Argentine market;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	technological changes and our potential inability to implement new technologies;

•	threats of cybersecurity breaches;

•	deterioration of regional, national or global businesses and economic conditions;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	an increase and/or creation of taxes;

•	changes in current regulations related to urban and commercial leases;

•	incidents of government corruption that adversely impact the development of our real estate projects; and

•	the risk factors discussed under “Risk Factors”.

Forward-looking statements refer only to the date of this Annual Report, and we undertake no obligation to update or revise any estimate or forward-looking statement due to new information, future events or otherwise. Additional factors or events affecting our business may emerge from time to time, and we cannot predict all of these factors or events, nor can we assess the future.

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

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

General

In this Annual Report, references to “Cresud,” the “Company,” “we,” “us” and “our” means Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, and its consolidated subsidiaries, unless the context otherwise requires, or where we make clear that such term refers only to Cresud and not to its subsidiaries.

References to “ADSs” are to the American Depositary Shares, each representing 10 shares of our common stock, issued pursuant to the Deposit Agreement, and references to “ADRs” are to the American Depositary Receipts, which represent the ADSs.

Financial Statements

We prepare and maintain our financial books and records in Pesos (as defined below in section “—Currency”) and in accordance with IFRS Accounting Standards, as issued by the IASB and the CNV Rules. Our fiscal year begins on July 1 of each year and ends on June 30 of each year thereafter.

Our Audited Consolidated Financial Statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, and the notes thereto are set forth on pages F-1 through F-99 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 23, 2025 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

Functional and Presentation Currency; Adjustment for Inflation

Our functional and presentation currency is the Argentine Peso, and our Audited Consolidated Financial Statements included in this Annual Report are presented in Argentine Pesos.

IAS 29 requires that the financial statements of any entity whose functional currency is one of a hyperinflationary economy be measured in terms of the current unit of measurement at the closing date of the financial statements, regardless of whether they are based on the historical cost method or the current cost method. This requirement also includes the comparative information of the financial statements.

In order to conclude that an economy is “hyperinflationary,” IAS 29 outlines a series of factors, including the existence of an accumulated inflation rate in three years that is approximately or exceeds 100%. As of July 1, 2018, Argentina reported a cumulative three-year inflation rate greater than 100% and therefore financial information published beginning on that date should be adjusted for inflation in accordance with IAS 29. Therefore, our Audited Consolidated Financial Statements and the financial information included in this Annual Report have been stated in terms of the measuring unit current at the end of the reporting year. For more information, see section “Financial Statements” above and Note 2.1 to our Audited Consolidated Financial Statements.

See Note 2.2 to our Audited Consolidated Financial Statements for more information about the adoption of new accounting standards.

vi

Currency

Unless otherwise specified or the context otherwise requires, references in this Annual Report to “Peso,” “Pesos,” “peso” or “ARS” are to Argentine pesos, references to “U.S. dollars,” “dollars” or “USD” are to United States dollars and references to “Real,” “Reais,” “Rs.” or “BRL” are to Brazilian Real, the legal currency Brazil.

Unless otherwise indicated, we have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 1,205.00 per USD 1.00 as of June 30, 2025. The average seller exchange rate for fiscal year 2025, quoted by Banco de la Nación Argentina was ARS 1,034.58. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,484.50 per USD 1.00 as of October 22, 2025. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 3. Key Information—A1. Local Exchange Market and Exchange Rates” and “Risk Factors—Risks relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

Certain Measurements

In Argentina, the standard measure of area in the real estate market is the square meters (“m2”, or “sqm”), while in the United States and certain other jurisdictions the standard measure of area is the square foot (sq. ft.). All units of area shown in this Annual Report (e.g., GLA), and size of undeveloped land are expressed in terms of sqm. One sqm is equal to approximately 10.8 square feet. One hectare is equal to approximately 10,000 sqm and to approximately 2.47 acres.

In Argentina the standard measure of weight are the tons (“tons” or “Tns”) and kilograms (“kg” or “kgs”), while in the United States and certain other jurisdictions the standard measure of weight is the pound or the bushel. A metric ton is equal to 1,000 kilograms. A kilogram is equal to approximately 2.2 pounds. A metric ton of wheat is equal to approximately 36.74 bushels. A metric ton of corn is equal to approximately 39.37 bushels. A metric ton of soybean is equal to approximately 36.74 bushels. One kilogram of live weight cattle is equal to approximately 0.5 to 0.6 kilograms of carcass (meat and bones).

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

Item 3. Key Information

A. Reserved

A.1. Local Exchange Market and Exchange Rates

The Argentine Government has established a series of exchange control measures that restrict the free flow of currency and the transfer of funds abroad. These measures significantly curtail access to the MULC by private sector entities. This makes it necessary, among other things, to obtain prior approval from the Central Bank to enter into certain foreign exchange transactions such as payments relating to royalties, services or fees payable outside Argentina. For more information about exchange controls see, “Item 10. Additional Information—D. Exchange Controls”.

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2023	256.50	125.35	179.71	256.50
June 30, 2024	910.50	257.70	613.03	910.50
June 30, 2025	1,200.50	912.50	1,032.46	1,200.50
Month ended:
July 31, 2025	1,369.50	1,217.50	1,265.30	1,369.50
August 31, 2025	1,359.50	1,288.00	1,323.75	1,337.50
September 30, 2025	1,470.50	1,321.50	1,396.57	1,375.50
October, 2025 (through October 22, 2025)	1,486.00	1,344.50	1,420.63	1,484.50

___________________

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina, Brazil and other Countries Where We Operate

•	We depend on macroeconomic and political conditions in Argentina.

•	Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

•	Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the sectors in which we operate.

•	The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate.

•	The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.

•	Inflation could adversely affect the Argentine economy and our operational results.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

•	Our business is dependent on economic conditions in the countries where we operate or intend to operate.

Risks Relating to Our Agricultural Business

•	Fluctuation in market prices for our agriculture products could adversely affect our financial condition and results of operations.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production.

•	Our cattle are subject to diseases which can negatively impact the demand for and sales of cattle production. We may be exposed to significant losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

•	The creation of export taxes and/or market intervention may have an adverse impact on our sales and results of operations.

•	We depend on international trade and economic and other conditions in our key export markets.

Risks Relating to IRSA’s Business in Argentina

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect our profitability.

•	IRSA’s performance is subject to the risks associated with its properties and with the real estate industry.

•	IRSA could be adversely affected by decreases in the value of its investments.

•	IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on its results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of its properties.

•	IRSA may face risks associated with acquisitions of properties.

•	IRSA’s future acquisitions may not be profitable.

•	IRSA may be liable for certain defects in its buildings.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

•	Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

Risks Relating to our ADSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	If we are considered to be a passive foreign investment company for United States federal income tax purposes, United States holders of our common shares or ADSs would suffer negative consequences.

•	Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

•	Holders of the ADSs may be unable to exercise voting rights with respect to the common shares underlying their ADSs.

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

Developments in economic and political conditions in Argentina, and measures taken by the Argentine Government, have had and are expected to continue to have a significant impact on our business, results of operations and financial condition. Argentina is an emerging country and investing in emerging markets generally carries additional risks.

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

Argentine economic conditions are dependent on a variety of factors, including the following: (i) domestic production, international demand and prices for Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) the government’s fiscal deficits or surpluses and the level of expenditure by the Argentine Government; (vi) the government’s public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Central Bank’s international reserves; (x) labor disputes and work stoppages; (xi) the level of unemployment; and (xii) political instability and social tensions.

According to the World Bank’s Global Economic Prospects report of June 2025, the Argentine economy is expected to grow by 5.5% in 2025, and by 4.3% in 2026 and 2027, driven mainly by developments in the agriculture, energy, and mining sectors. In addition, according to the IMF’s World Economic Outlook report of October 2025, Argentina’s GDP is expected to grow by 4.5% in 2025 and by 4.0% in 2026. We cannot assure you whether these estimates will be met.

On December 10, 2023, Javier Milei took office as President of Argentina and pledged to implement significant economic reforms. The current Argentine administration faces significant macroeconomic challenges, such as reducing the inflation rate, achieving commercial and fiscal surpluses, accumulating reserves, supporting the peso, eliminating exchange controls, refinancing debt owed to private creditors, and improving the competitiveness of the Argentine economy. Since the current Argentine administration took office, a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector have been implemented, including the suspension of public work tenders and reduction in energy and transport subsidies, and it is expected that further measures will be adopted in the future.

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

Moreover, certain fiscal adjustment measures implemented by the Argentine Government, including the reduction of public spending and the elimination of subsidies, could lead to a contraction in domestic demand and a slowdown in economic activity in the short term. A contraction in economic activity could negatively affect the demand for our products and services, access to financing, employment levels and consumers’ purchasing power, which could have a material adverse effect on our business, results of operations and financial condition.

We cannot assure you that a decline in economic growth or political conditions in Argentina will not adversely affect our business, financial condition or results of operation and cause the market value of our ADSs and our common shares to decline.

Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to the exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso has depreciated 27.7%, 356.3% and 72.5% in 2024, 2023 and 2022, respectively, although it is estimated that the Peso has appreciated against the U.S. dollar in real terms around 40% during 2024, being the most strengthened currency in real terms during the last year. The value of the Peso compared to other currencies is dependent, in addition to other factors, on the level of international reserves maintained by the Central Bank, which have also shown significant fluctuations in recent years. As of October 20, 2025, the international reserves of the Central Bank totaled USD 41,316 million.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine businesses to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government’s ability to honor its foreign debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also present risks for the Argentine economy, including the possibility of a reduction in exports (as a consequence of the loss of external competitiveness). Any such increase could also have a negative effect on economic growth and employment, reduce the Argentine public sector’s revenues from tax collection in real terms, and have a material adverse effect on our business, our results of operations, and our ability to repay our debt within the respective maturity dates and may affect the market value of our ADSs, as a result of the overall effects of the weakening of the Argentine economy.

We cannot predict whether, and to what extent, the value of the Argentine Peso may depreciate or appreciate against the U.S. dollar or other foreign currencies, and how these uncertainties will affect our businesses.

Economic and political developments in Argentina, and future policies of the Argentine Government may adversely affect the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the past, Argentine administrations have directly intervened in the economy, including through expropriations and nationalizations, the imposition of price controls and exchange controls, and other measures that significantly limited private sector activity.

Since December 2023, under President Milei, the current administration has sought to implement policies, focused on deregulation, reduction of state intervention in the economy, fiscal adjustment, and the liberalization of markets. While these policies aim to foster private sector activity and foreign investment, they remain subject to political, economic and social challenges, and their long-term sustainability is uncertain.

On September 22, 2025, through Decree No. 682/2025, the Argentine Government announced the removal of export duties on more than 70 agro-industrial products, directly impacting Argentina’s exports of grains, meat, and by-products. The decree establishes a 0% export tax rate until October 31, 2025 or until the quota of USD 7 billion in sworn export sales affidavits is exhausted. The reduction to 0% of export duties for beef, poultry, and horse meat, live animals, and by-products will apply until October 31, 2025, and will remain in effect as it is not included in the USD 7 billion quota.

In addition, future political developments may result in a reversal of current policies. A change in government administration could lead to a reintroduction of measures such as expropriations, nationalizations, mandatory contract amendments, price controls, exchange controls, or changes in taxation policies, including tax increases and retroactive claims. The recurrence of such measures could have a material adverse effect on our business, financial condition, and results of operations.

In the legislative elections held in the Province of Buenos Aires on September 7, 2025, the opposition party Fuerza Patria obtained approximately 47.28% of the vote against 33.71% for the ruling coalition La Libertad Avanza, thereby securing a majority in the provincial legislature. This outcome may increase political uncertainty at the national level and the risk of policy reversals.

In October 2025, mid-term national legislative elections are expected to take place in Argentina. As a result of these elections, 127 of the 257 members of the Argentine Congress and 24 of the 72 members of the Argentine Senate will be elected. The impact of these elections and any measures taken by the government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. We are unable to predict the measures that the Argentine Government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

Additionally, no assurance can be given that, in the future, no additional currency or foreign exchange restrictions or controls will be imposed. Existing and future measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. We cannot predict how these conditions will affect our ability to meet our liabilities denominated in currencies other than the Argentine Peso. Any restrictions on transferring funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding indebtedness in U.S. dollars, as well as to comply with any other obligation denominated in foreign currency.

We cannot affirm that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our ADSs, our business, financial condition and/or results of operation.

The policies or measures adopted by the Argentine Government from time to time may adversely affect the Argentine economy and the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and our Company has operated in a highly regulated environment. In the recent past, the Argentine Government has directly intervened in the economy, including through the implementation of expropriation and nationalization measures, price controls and exchange controls. Since we operate in a context in which the governing law and applicable regulations change frequently, in part as the result of changes in government administrations, it is difficult to predict if and how our activities will be affected by such changes.

In 2023, President Milei announced various measures and policies, including the Decree 70/2023, which initiated a comprehensive series of measures designed to reform the Argentine economy. The decree made various amendments in several areas, such as economic, labor, foreign trade, energy and legal policy, often with the goal of repealing relevant regulations. Additionally, significant adjustments were implemented in the Argentine Civil and Commercial Code, mainly focused on foreign currency obligations, as well as easing of regulation of contracts and restrictions to judicial authority in contractual intervention.

Although Decree No. 70/2023 became effective as of December 29, 2023, it remains subject to congressional and judicial review. Decree No. 70/2023 was rejected by the Argentine Senate on March 14, 2024. As of the date of this Annual Report, certain legal actions are pending questioning the constitutionality of the decree.

Concurrently with Decree 70/2023, President Milei submitted an “Omnibus Law” bill to the Argentine Congress, that included liberal economic measures and a strong fiscal adjustment. The bill aimed to deregulate the economy, reduce ministries and structures of the Argentine Government, ease labor laws, and privatize state-owned companies. On February 6, 2024, the Argentine Congress submitted the Omnibus Law bill to a legislative committee for approval. In April 2024, the Argentine Government submitted to the Argentine Congress a new version of the Omnibus Law bill with a more limited scope. On June 27, 2024, the bill was approved by the Argentine Congress.

The political and economic uncertainty remains high, including as a result of the mid-term congressional elections that are expected to take place in Argentina on October 26, 2025, which may influence the ability of the Argentine Congress and the Argentine Government to apply new political and economic measures, and may affect measures already in force, which may have a negative effect on the Argentine economy and on our business and results of operations. In addition, we cannot assure you that the regulatory reforms introduced by President Milei will be sustained in the long term. Argentine courts have suspended certain provisions of the Decree No. 70/2023, particularly those related to labor matters that require companies to assume greater responsibility for the costs and risks associated with subcontracted labor and the calculation of salaries, severance payments, and social security contributions.

Moreover, companies operating in Argentina may face risks such as strikes, social unrest, mandatory amendment of existing contracts, and changes in taxation policies, including tax increases and retroactive tax claims.

We cannot guarantee that the Argentine economic, regulatory, social and political framework or the policies or measures that the Argentine Government adopts or may adopt will not adversely affect the market value of our ADSs, business, financial condition, and/or operational results, nor can we assert that they will be successful in correcting the energy production sector in Argentina.

The maintenance or implementation of additional exchange controls regulations, restrictions on transfers abroad and capital inflow restrictions could limit the availability of international credit and could threaten the financial system.

In the past, the Argentine Government has increased controls on the sale of foreign currency, limiting transfers of funds abroad. Measures taken by the Argentine Government significantly curtailed access to the official foreign exchange market and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differed substantially from the official Peso-U.S. dollar exchange rate. The current exchange controls apply with respect to access to the foreign exchange market by residents for savings and investment purposes abroad, the payment of external financial debts abroad, the payment of dividends in foreign currency abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle the proceeds from exports of goods and services for Pesos, among others.

In September 2020, the Central Bank issued Communication “A” 7106 which restricted the access to the foreign exchange market for the repayment of principal payments under certain external financial indebtedness maturing between October 15, 2020 and March 31, 2021, which led many borrowers to restructure or refinance their debts. These restrictions were further amended and applied to external financial indebtedness maturing between October 15, 2020 and December 31, 2023. We cannot assure you whether the Central Bank will adopt similar restrictions in the future.

On April 11, 2025, the Central Bank announced the start of “phase 3” of its economic program which introduces significant changes to its monetary and exchange rate policy. A managed floating exchange rate system was implemented, allowing the U.S. dollar to fluctuate within a band of Ps.1,000 to Ps.1,400, adjusted monthly by approximately 1%. The Argentine Government lifted certain foreign exchange controls and, as a result tax surcharges were eliminated, except for tourism and credit card transactions. However, certain regulatory limitations remain in place, such as restrictions that prevent individuals who access the official foreign exchange market from operating in the financial markets through Contado con Liquidación and MEP dollar transactions for 90 days following the purchase of foreign currency through the official market. For corporations, restrictions on import payments and new dividends repatriation were eased, while a new BOPREAL bond was introduced to address legacy external liabilities. The export incentive program known as the “dólar blend” was eliminated to simplify the exchange market. The monetary policy framework was reformed to focus on strict control of monetary aggregates, particularly the M2 private transactional aggregate, with no monetary financing of the fiscal deficit or interest payments on Central Bank liabilities.

We cannot anticipate how long the current measures will be in force or if additional restrictions will be imposed. The Argentine Government could maintain or impose new exchange controls, restrictions and take other measures in response to capital flight or a significant depreciation of the Peso, which could in turn limit access to the international capital markets and affect the Argentine economy. In addition, the evolving exchange control restrictions and measures may result in Central Banks’s information requests, enforcement actions and penalties due to diverging interpretations of foreign exchange regulations.

In addition, during 2023, the imposition of further exchange controls deeply broadened the difference between the official exchange rate, which is currently used for both commercial and financial operations, and other informal exchange rates that arise implicitly as a result of certain operations commonly carried out in the capital market. However, in an effort to address the fiscal deficit, the Argentine Government implemented a currency adjustment, which has narrowed the gap between the official exchange rate and the other informal exchange rates.

The Argentine Government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions, substantially modifying the applicable exchange rate at which we acquire currency for different purposes. Furthermore, existing or future measures could undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, financial condition and results of operations.

Inflation could adversely affect the Argentine economy and our operational results.

Historically, inflation has materially undermined the Argentine economy and the Argentine Government’s ability to create conditions that allow economic growth in Argentina. In recent years, Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors.

The Milei administration has applied certain measures in relation to price deregulations in food supplies, health insurances, communications, transport, electricity and gas tariffs and the price of gasoline that have affected prices, creating additional inflationary pressure during December 2023 and 2024.

According to data published by the INDEC, during 2024 there was a significant deceleration of year-on-year inflation with respect to 2023. The National CPI variation during 2024 was 117.8%, a significant deceleration compared to the 211.4% in 2023. Notwithstanding the deceleration of inflation during 2024, inflation continues to be high. During 2025, CPI rates were 2.2% in January, 2.4% in February, 3.7% in March, 2.8% in April, 1.5% in May, 1.6% in June, 1.9% in July, 1.9% in August, and 2.1% in September consolidating a lowering inflation rate as compared to 2024. On September 4, 2025, the Central Bank announced that the new inflation estimate for 2025 will be approximately 29.5% pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado). As of to the date of this Annual Report, the Argentine Government seems to have stabilized the value of the Argentine Peso through fiscal and monetary policies having a positive impact on lowering inflation rates. If such policies cannot be maintained, or in the future are no longer effective, an increase in inflation rates could be expected.

A high inflation rate affects Argentina’s foreign competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence in Argentina’s banking system, which may further limit the availability of domestic and international credit to businesses. In turn, a portion of Argentina’s debt continues to be adjusted by the “CER”, a currency index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in the Argentine external debt, either in whole or in part, and consequently in Argentina’s financial obligations, which could exacerbate the stress on the Argentine economy. An inflationary environment could undermine our results of operations, adversely affect our ability to finance the working capital needs of our businesses on favorable terms and our results of operations and cause the market value of our ADSs and our common shares to decline.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine Government to control, maintain and further reduce inflation and the potential impact of those policies in the future. We cannot assure that the inflation rates will not increase in the future or that measures taken or to be taken by the Argentine Government to control inflation will be effective in the long term. High inflation may adversely affect the Argentine economy, which in turn may have a negative impact in our financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

In the past, the Argentine Government has sustained high levels of fiscal deficit and has resorted regularly to the Central Bank to source part of its funding requirements. In 2022, public sector expenditure increased approximately 54.8% and the Argentine Government achieved a primary fiscal deficit of 2.4% of Argentina’s GDP, according to the Argentine Ministry of Treasury. In 2023, public sector revenues decreased approximately 4.7%, mainly as a result of the significant decrease in income as a result of the drought which occurred in Argentina in 2023, public expenditures decreased 4.9%, mainly due to a reduction in real terms in social benefits and subsidies, and the Argentine Government achieved a primary fiscal deficit of 2.9% of Argentina’s GDP. In 2024, public sector revenues increased approximately 7.2% in real terms and public expenditures decreased 4.4% compared to 2023, mainly due to the reduction of public works, and the Argentine Government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP.

Despite the commitment from the current Argentine administration to eliminate the fiscal deficit, and the achievement of a financial and primary fiscal surplus in 2024, we cannot assure you that such levels of public expenditures and public sector revenues can be sustained by the Argentine Government. As a result, we cannot assure you that in the future the Argentine Government will not seek to finance its deficit by gaining access to the liquidity available in the local financial institutions. In that case, the initiatives of the Argentine Government that increase the exposure of local financial institutions to the public sector could affect the liquidity and asset quality of the financial system and have a negative effect on clients’ confidence in the financial system.

Argentina’s ability to obtain financing from international markets could be limited, which may impair its ability to implement reforms and foster economic growth.

Argentina’s history of external debt defaults and prolonged litigation with holdout creditors may repeat in the future and prevent Argentine companies such as us from accessing international capital markets, or may result in higher costs and more onerous financing conditions, which could negatively affect our business, financial condition, operating results, and ability to meet our obligations. Following the default on its external debt in 2001, Argentina attempted to restructure its outstanding debt through exchange offers in 2005 and again in 2010. Holders representing approximately 93% of Argentina’s defaulted debt participated in the exchanges, but several bondholders did not participate and initiated legal actions against Argentina. The Argentine Government eventually reached agreements with such bondholders after more than 15 years of litigation. Additionally, in August 2020, the Argentine Government successfully negotiated the restructuring of Argentine bond debt representing approximately USD 65 billion owed to several bondholders.

In 2009, Argentina signed a swap agreement with the People’s Republic of China (the “Swap”) for CNY 70 billion (approximately USD 9.9 billion). In June 2024, the Argentine Government reached an agreement with the People’s Republic of China to refinance the Swap, pursuant to which the maturity dates of the Swap were extended to 2025 and 2026. The Swap is expected to mature in mid-2026. A devaluation of the Chinese yuan could affect the value of the debt denominated in that currency and the Central Bank’s reserve balance.

In January 2022, Argentina entered into a 30-month Extended Fund Facility arrangement with the IMF to refinance the debt originally borrowed from the IMF in 2018, for an amount of more than USD 40 billion. The arrangement expired at the end of 2024, upon completion of its original term; however, repayment obligations under that program, including interest and surcharges, remain outstanding and are scheduled to be serviced over the coming years.

In December 2023, under the administration of President Milei, the Development Bank of Latin America granted a loan to Argentina for USD 960 million, intended as bridge financing to allow Argentina to cover its debt service payments to the IMF. In November 2024, the Inter-American Development Bank and the World Bank provided financing to Argentine in the amount of approximately USD 4 billion.

In April 2025, the IMF approved an extended fund facility program for Argentina totaling approximately USD 20 billion, with a 10-year term and a 4.5 year-grace period on payments of principal. By the end of 2025, disbursements under this extended fund facility program are expected to total USD 15 billion, of which USD 12 billion were disbursed to Argentina in April 2025 and USD 2 billion in August 2025, and USD 1 billion is expected to be disbursed before the end of 2025. The program aims to strengthen the Central Bank’s reserves, partially lift currency controls with a band between 1,000 and 1,400 pesos per dollar, and stabilize the exchange rate. The USD 12 billion from the first disbursement was used to fully repay the Central Bank’s non-transferable notes maturing in 2025 and 2026, and to partially repay the Central Bank’s non-transferable notes maturing in 2029.

In the past, Argentina has negotiated amendments to its debt instruments with the members of the Paris Club. In 2020, Argentina postponed the payment of USD 2.1 billion which was due in May 2020 and subsequently proposed to extend other maturities and reduce the interest rates of such instruments. After several extensions and a temporary “bridge” loan entered into between Argentina and the members of the Paris Club to avoid default under the existing debt instruments, in October 2022 an addendum was signed rescheduling the payment of USD 1.971 billion, reducing the initial interest rate from 9% to 3.9% in the first installments and extending maturities until 2028. In June 2023, Argentina signed bilateral agreements with 15 of the 16 creditor countries to refinance the outstanding debt.

In May 2025, the Argentine Government published Decree No. 313/2025 approving the granting to Argentina of a loan of USD 500 million by the Inter-American Development Bank to finance Argentina’s balance of payments and improve the monetary and exchange rate policy framework in Argentina. The USD 500 million disbursement is expected to be made in a single payment, with repayment over seven years under a semiannual amortization schedule.

In October 2025, the U.S. Secretary of Treasury announced that the U.S. Government had reached an agreement with the Argentine Government to implement a USD 20 billion currency swap with the Central Bank, although President Trump later announced that such currency swap agreement would be conditioned upon the results of the elections that will be held in Argentina on October 26, 2025. The U.S. Secretary of Treasury also reported that the U.S. Department of Treasury had sold U.S. dollars in the Argentine market in exchange for pesos in order to strengthen the stability of the exchange rates.

On October 6, 2025, JP Morgan announced the removal of Argentina from its EMBI+ index, which measures sovereign risk on a real-time basis, and its inclusion solely in the EMBI Global Diversified index, which is updated once per day. This change may reduce the visibility and liquidity of Argentine debt instruments and could negatively affect investor perception of Argentine sovereign and corporate credit risk. A potential decrease in investor demand or an increase in the risk premium required for Argentine issuers could result in higher financing costs and reduced access to international capital markets. Any such developments could adversely affect the market value of our debt securities and our ability to obtain financing on favorable terms.

The Argentine economy and finances may be adversely affected as a consequence of a decrease in the international prices of commodities.

Argentina’s economy has historically been centered on the production and export of certain commodities, including agricultural products such as cereals, fats and oils, beef and dairy products, and oil. Argentina’s reliance on the production and export of these commodities has made the country more vulnerable to fluctuations in their prices.

The commodities market is characterized by its volatility. A decrease in commodity prices may adversely affect the Argentine Government’s fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact our business, results of operations and financial condition. Given its reliance on these agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts which occurred in Argentina in 2018 and 2023, which may negatively affect the production of agricultural products, reducing fiscal revenues and the inflow of U.S. dollars.

The conflict between Russia and Ukraine and the conflict in the Middle East have affected and could continue to affect other countries worldwide, generating increases in the international prices of oil, gas and other commodities, including those produced by Argentina. However, a long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors. In addition, foreign trade policies announced by the new U.S. administration may have a significant impact in international prices and, consequently, demand. We cannot predict the impact that these policies may have on investment levels and prices of commodities, and how these impacts may affect the Argentine economy.

A sustained decrease in the international price of the main commodities exported by Argentina, or any future climate event or condition may have an adverse effect on the agricultural sector. This would negatively impact the revenues of the Argentine Government and its capacity to comply with the payments of its public debt, eventually generating recessive or inflationary pressures, thus affecting our business, financial situation and the results of our operations.

Developments in other countries and “contagion” effects could have an adverse effect on the Argentine economy and our financial performance.

Although economic conditions vary from country to country, investors’ perceptions of events occurring in certain countries have in the past substantially affected, and may continue to substantially affect, capital flows into and investments in securities of issuers from other countries, including Argentina.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, capacity to access credit and international capital markets, financial condition and results of operations, which is likely to be more severe on an emerging market economy, such as Argentina. There can be no assurance that the Argentine financial system and securities markets will not be adversely affected by policies that may be adopted by foreign governments or the Argentine Government in the future, or by events in the economies of developed countries or in other emerging markets.

On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. Potential changes in economic, social, political, and regulatory conditions in the United States, as well as shift in international trade policies, could generate uncertainty in global markets and negatively impact on emerging markets, such as Argentina, which could adversely affect our operations.

In April 2025, Trump’s administration announced the imposition of new tariffs on certain imported goods, including goods imported from Argentina, and threatened increased tariffs of goods originating from countries that do not cooperate with United States policies. These measures present potential risks to international trade and foreign relations. We cannot assure you that the U.S. government will not impose additional tariffs on Argentina in the future and that the Argentine economy will not be adversely affected. In the event of certain changes in U.S. policy implemented by the current U.S. administration, the Argentine Government could implement retaliatory actions. Retaliatory actions by certain countries have raised concerns about potential disruptions in global trade and have resulted in market volatility and a decrease in the price of certain commodities, including oil, which could materially and adversely impact on the Argentine economy. As of the date of this Annual Report, the scope, structure, and timeline of the measures adopted by the U.S. administration remain unclear.

The economic activity of Brazil, one of Argentina’s main trade partners, also has an impact on Argentina’s economy. A depreciation of the Brazilian Real against the U.S. dollar has in the past, and would again in the future, put additional pressure on the exchange rate for the Argentine Peso against the U.S. dollar. Likewise, weak economic performance from Brazil would affect Argentine exports, particularly in the case of industrial goods, many of which Argentina exports to Brazil.

In addition, the conflict between Russia and Ukraine, the conflict between Israel and Hamas in the Gaza Strip and the conflict between Israel and Hezbollah and the recent conflict between Israel and Iran have generated increases in the international prices of commodities, including those produced by Argentina. A long-term decrease in the international price of oil would negatively impact the oil and gas prospects of Argentina and result in a decrease in foreign investment in these sectors.

These conflicts may escalate, contributing to world economic instability and uncertainty in global financial markets, adversely affecting our operations.

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

The effects of an economic crisis on our customers and on us cannot be predicted. Economic factors such as unemployment, inflation and the unavailability of credit could also have a material adverse effect on our business, financial condition and results of operations. The financial and economic situation in Argentina or in other countries, such as Brazil, may also have a negative impact on us and third parties with whom we do, or may do, business.

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

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests. On January 14, 2025, the Court of Appeals requested an order instructing Banco Santander to enforce the USD 313 million guarantee. As a result, the plaintiffs in the case enforced a €313 million guarantee that Argentina had deposited in March through a letter of credit issued by Banco Santander. In June 2025, the bondholders initiated proceedings in the United States, petitioning the District Court for the District of Columbia to recognize the British judgments in order to enforce them in that country.

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

In the last few years, the Argentine Government and the Central Bank have implemented certain measures that control and restrict the ability of companies and individuals to access to the foreign exchange market to purchase foreign currency and to transfer it abroad, in order to contain the decrease in the level of international reserves held by the Central Bank. Those measures include, among others: (i) restricting access to the Argentine foreign exchange market for the purchase or transfer of foreign currency abroad for any purpose, including the payment of dividends to interested non-residents; (ii) restricting the acquisition of any foreign currency to be held as cash in Argentina; (iii) requiring exporters to repatriate and settle in Pesos, in the local exchange market, all the proceeds of their exports of goods and services; (iv) limitations on repayment of foreign debt and to the transfer of securities into and from Argentina; (v) implementing taxes on certain transactions involving the acquisition of foreign currency; and (vi) restricting access (including, but not limited to, in connection with the term for making such payments) to the currency exchange market to pay for imports of goods and services. In the past, the Central Bank established certain additional restrictions such as establishing certain mandatory refinancing of U.S. Dollar-denominated debt. For further information, see “Item 10. Additional Information – Exchange Controls.”

On September 26, 2025 the Central Bank through Communication ‘A’ 8336 reinstated the cross-restriction rule, which imposes a 90-day period from the date of access to the official foreign exchange market, during which buyers of the official dollar are prohibited, either directly or indirectly, from transacting in the financial markets through Contado con Liquidación and MEP dollar transactions, and vice versa. This measure aims to curb arbitrage amid the emerging exchange rate gap between the different currency markets. The market reacted with an increase in financial exchange rates and a widening of the gap.

On April 11, 2025, the Argentine Government announced measures to loosen regulations concerning access to the foreign exchange market. These measures include: (i) the establishment of floating bands for the dollar exchange rate, allowing it to fluctuate between ARS 1,000 and ARS 1,400, with limits expanding at a rate of 1% per month; (ii) the elimination of the Export Increase Program which previously required 80% of exports to settle through the foreign exchange market and 20% through the financial market (also known as “Dollar Blend”); (iii) the elimination of foreign exchange restrictions for individuals, including the monthly USD 200 limit and restrictions on those who received pandemic-era government assistance, subsidies, public employment, or similar measures, as well as cross-restrictions under Communication “A” 7340. Additionally, the ARCA will remove the current tax perception on foreign currency acquisitions in the exchange market, remaining only on tourism and credit card payments; (iv) the authorization of profit distribution to foreign shareholders of Argentine companies, starting with financial years beginning in 2025; (v) the easing of deadlines for foreign trade operations payment, including (a) goods imports may be paid upon customs entry registration (previously 30 days); (b) imports of goods by small and medium-sized enterprises (“SMEs” or PyMEs, for its acronym in Spanish) companies may be paid from the origin dispatch (previously 30 days post customs entry registration); (c) service imports may be paid from the service provision date (previously 30 days); (d) capital goods imports may be paid with a 30% advance, 50% post port dispatch, and 20% after customs entry (previously 20% advance for SMEs); and (e) imports of services between related companies may be paid 90 days post service provision (previously 180 days); and (vi) a one-time removal of the 90-day restriction in Communication “A” 7340 for legal entities, to enhance operational efficiency in the foreign exchange market.

Despite the recently announced measures by the Milei administration that have begun to gradually eliminate or ease certain foreign exchange restrictions, and the announcement that foreign exchange controls would be lifted by the end of 2025, no detailed plan or timing of this event has been disclosed. In addition, individuals were allowed unrestricted access to the official foreign exchange market, although the Argentine Government established a cross‑restriction that prevents those who purchase foreign currency in the official market from accessing financial dollars (MEP dollar and Contado con Liquidación) for a period of 90 days. Consequently, it cannot be assured that the Argentine Government and/or the Central Bank will not impose new foreign exchange controls in the near future; therefore, there is no certainty as to if, when, or to what extent these measures will be fully lifted. Given the unpredictable nature of political and economic events, it is not feasible to ensure that stricter exchange controls and transfer restrictions than those currently in effect will not be imposed. In the event of a period of crisis and political, economic, and social instability in Argentina, resulting in a significant economic contraction, the current administration may fundamentally change its economic, exchange and financial policies. These changes may be implemented with the aim of preserving the balance of payments, the Central Bank foreign exchange reserves, preventing capital flight, or a significant depreciation of the Peso. Potential changes include the mandatory conversion of obligations assumed by legal entities residing in Argentina in U.S. Dollars to Pesos. The implementation of such restrictive measures, in addition to external factors that are beyond our control, may have a significant impact on our results of operations and financial condition.

It is not possible to anticipate for how long these measures will be in force or even if additional restrictions will be imposed. Such measures could undermine the Argentine Government’s public finances, which could adversely affect Argentina’s economy, which, in turn, could adversely affect our business, results of operations and financial condition.

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

As of June 30, 2025, 25% of our workforce was represented by unions under collective bargaining agreements. Although we currently enjoy good relations with our employees and their unions, we cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect our business, financial condition or results of operations.

Also, we cannot be sure that in the future the Argentine Government will not enact measures that result in increases in the minimum, vital and mobile salary and/or in benefits, compensation or other labor costs that employers must bear. Any salary increase and/or any other labor cost could result in higher costs and a decrease in the results of the Company’s operations.

Failure to adequately address actual and perceived risks of institutional deterioration and corruption may adversely affect Argentina’s economy and financial condition.

A lack of a solid and transparent institutional framework for contracts with the Argentine Government and its agencies, as well as allegations of corruption, have affected and continue to affect Argentina. Argentina ranked 99 of 180 in the Transparency International’s 2024 Corruption Perceptions Index.

For example, in 2018, the so-called “Cuadernos” case was initiated following the disclosure of notebooks written by Oscar Centeno, a former driver for the Ministry of Planning, which allegedly described systematic payments of bribes by business executives to public officials in exchange for public works contracts. This case involves several former government officials and prominent business leaders and is scheduled to go to trial in November 2025. Furthermore, on June 10, 2025, the Argentine Supreme Court upheld a six-year prison sentence and a permanent disqualification from holding public office against former President Cristina Fernández de Kirchner in the “Vialidad” case, related to fraudulent administration of public funds in connection with public works projects. The Federal Criminal Appeals Court (Cámara Federal de Casación Penal) confirmed that former President Cristina Fernández de Kirchner, together with the other defendants convicted in the “Vialidad” case, must pay ARS 684,990,350,139.86 as forfeiture and as an ancillary penalty for the crime of fraudulent administration to the detriment of Argentina.

In August 2025, a political controversy involving allegations of corruption in the procurement of medicines for persons with disabilities created political uncertainty and public scrutiny in Argentina. Leaked audio recordings attributed to Diego Spagnuolo, former director of the National Disability Agency, implicated Karina Milei, sister of President Javier Milei and Secretary General of the Presidency, in authorizing contracts worth approximately USD 19 million with alleged kickbacks of 3–4%. These allegations led to judicial investigations, the filing of criminal complaints and searches of electronic devices. In addition, in October 2025, José Luis Espert, National Deputy for La Libertad Avanza and then a candidate for deputy in the Province of Buenos Aires, was charged in a case for alleged money laundering. The investigation arose from allegations that Espert had received USD 200,000 in 2020 from businessman Federico Machado, who is in detention and subject to an extradition request to the United States on charges related to drug trafficking and money laundering. Espert withdrew his candidacy for the national legislative elections. As of the date of this Annual Report, these proceedings remain ongoing.

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

Economic conditions in Argentina may be adversely affected by an outbreak of a contagious disease, such as Covid-19, that develops into a regional or global pandemic and other large scale public health events. The measures taken by governments, regulators and businesses to respond to any such pandemic or event may lead to slower or negative economic growth, supply disruptions, inflationary pressures and significant increases in public debt, and may also adversely affect our customers, which may lead to increased loan losses. Such measures could also impact the business and operations of third parties that provide critical services to us.

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

Due to the nature of our activities, we are exposed to certain compliance risks. We must comply with regulations regarding customer conduct, market conduct, the prevention of money laundering and the financing of terrorist activities, the protection of personal data, the restrictions established by national or international sanctions programs and anti-corruption laws, including the Corporate Criminal Liability Law and the FCPA. Both the Corporate Criminal Liability Law and the FCPA impose liability against companies who engage in bribery of Argentine Government officials, either directly or through intermediaries. The anti-corruption laws generally prohibit providing anything of value to Argentine Government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of our business, we may deal with entities in which the employees are considered government officials. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements.

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

On March 31, 2023, the District Court granted YPF’s motion for summary judgment and denied the plaintiffs’ motion for summary judgment with respect to YPF in its entirety. The District Court held that YPF has no contractual liability and owes no compensation to the plaintiffs for breach of contract and, consequently dismissed plaintiffs’ claims against YPF. The District Court denied Argentina’s motion for summary judgment, and the proceedings will continue between the plaintiffs and Argentina, which was ordered to pay USD 16 billion. In October 2023, Argentina filed an appeal against the judgment ordering it to pay USD 16 billion to investment fund Burford Capital in connection with the case arising from the expropriation of YPF.

On November 21, 2023, Judge Loretta Preska ruled in favor of Argentina’s request, allowing Argentina not to deposit the USD 16 billion, but at the same time ordered Argentina to provide other assets, such as YPF shares, as collateral to prevent seizures.

Subsequently, Burford Capital formally requested that the District Court order Argentina to deliver the Class D shares of YPF held by the Argentine state to Burford Capital in partial satisfaction of the District Court judgment. Argentina opposed this motion.

On June 30, 2025, Judge Loretta Preska issued a ruling ordering Argentina to (i) transfer its Class D shares of YPF to a global custody account at The Bank of New York Mellon in New York within 14 days from the date of the order; and (ii) instruct BNYM to initiate a transfer of Argentina’s ownership interests in its Class D shares of YPF to Burford Capital and Eton Park, or to whomever they designate, within one business day from the date the shares are deposited in the account. On July 14, 2025, Judge Loretta Preska denied Argentina’s request to stay the order requiring the transfer of 51% of YPF’s shares to Burford Capital and Eton Park. Following the decision on July 14, 2025, Argentina filed an appeal before the U.S. Court of Appeals for the Second Circuit, which on August 15, 2025, issued a ruling favorable to the country. This ruling is not a decision on the merits but a procedural resolution that suspends Judge Preska’s order, allowing Argentina to continue with the appeal without having to deliver YPF shares or other assets as collateral.

Subsequently, on July 29, 2025, Judge Loretta Preska issued a series of orders seeking discovery related to the trial over the nationalization of 51% of YPF and the means to seize assets of Argentina and its state-owned companies. Among these orders, the judge requested access to the WhatsApp messages and emails of the Minister of Economy, Luis Caputo, and his predecessor, Sergio Massa.

As of the date of this Annual Report, the judgment has not been enforced. A favorable ruling was obtained from the High Commercial Court of Ireland on August 18, 2025, which rejected the plaintiffs’ request to enforce the YPF case judgment in Ireland. In September 2025, Judge Loretta Preska denied a request by YPF and Argentina to block the discovery of information, bringing Burford Capital closer to being able to seek the attachment of YPF’s assets. The order includes the obligation to provide documents, emails, and messages that could demonstrate that YPF acts as the “alter ego” of the Argentine Government, which would allow the plaintiffs to extend the enforcement of the judgment to YPF’s assets if Argentine Government’s liability is confirmed.

In October 2025, Argentina filed its brief before the U.S. Court of Appeals for the Second Circuit, and the Court scheduled the oral hearing for October 29, 2025. In addition, Argentina obtained the support of twelve foreign governments and international organizations that filed amicus curiae in favor of Argentina’s position including the United States, Spain, Mexico, Brazil, Chile, and the Organization of American States, among others.

Although the Argentine Government has publicly expressed its intention to appeal in all available instances, and despite these favorable rulings that allow it to continue its defense without enforcing the judgment, the effect that a potential final decision may have on public finances and on the Argentine economy in general remains uncertain.

In January 2025, Argentina suffered another legal setback in the United States in connection with its longstanding dispute over defaulted debt. The U.S. Supreme Court rejected the country’s appeal and authorized the seizure of Argentine assets totaling USD 310 million, which were held in accounts at the Federal Reserve in New York, Germany, and Switzerland.

The litigation originated from the default on Brady bonds and other securities following the 2001 crisis. These bonds had been issued in the 1990s as part of a debt restructuring but went into default when Argentina declared the largest sovereign default in its history. Although the country carried out debt restructurings in 2005, 2010, and 2016, certain creditors (including investment funds that had purchased the defaulted bonds, known as “vulture funds”) refused the exchanges and brought claims before U.S. courts seeking full repayment of their holdings.

The U.S. Supreme Court’s 2025 ruling upholds earlier decisions by lower courts that had already ruled in favor of the plaintiffs, consistent with the landmark 2014 case in which Argentina was ordered to pay the holdouts. This decision comes amid a challenging economic environment for the country, with limited international reserves and ongoing negotiations with the IMF. While the government may explore legal or diplomatic alternatives to prevent further seizures, the ruling increases pressure from creditors on Argentina and reignites debate over the consequences of its historic default.

We cannot assure that new litigation will not be brought against Argentina, nor that any such new cases will not affect the Argentine economy and our business.

Any downgrade in Argentina's credit rating or rating outlook could adversely affect both the rating and the market price of the Company’s shares

As of the date of this Annual Report, Argentina’s long-term foreign currency debt is rated “CCC (Stable)” by S&P and “CCC+” by Fitch.

On February 6, 2025, S&P ratified Argentina’s long- and short-term foreign and local currency sovereign ratings at “CCC/C,” maintaining a stable outlook, confirmed the national scale rating at “raB+,” and improved the transfer and convertibility assessment from “CCC” to “B-,” reflecting a slight improvement in foreign currency access conditions.

On June 23, 2025, Morgan Stanley Capital International published a new report corresponding to its annual market review, in which it maintained Argentina’s credit rating as a “standalone” market. This is the lowest rating the institution assigns to national markets and is based, as explained in its “market accessibility” report, on “the persistence of certain restrictions that continue to hinder foreign investors’ access to the Argentine market.” The institution considers Argentina a “potential candidate” for a future reclassification, although it notes that it does not meet the “minimum liquidity requirements” and that its markets are “currently partially or fully closed to foreign investors.

On July 17, 2025, Moody’s Ratings (Moody’s) upgraded Argentina’s sovereign rating from “Caa3” to “Caa1,” while raising the local currency ceiling from “B3” to “B1” and the foreign currency ceiling from “Caa1” to “B2.” This upgrade was supported by the liberalization of exchange and capital controls, as well as the approval of a new agreement with the IMF, factors that strengthen foreign currency liquidity and reduce the risk of credit events. Moody’s also highlighted the disinflation process, fiscal adjustment, and progress on structural reforms aimed at correcting macroeconomic distortions and promoting external sustainability.

Notwithstanding the foregoing, a downgrade, suspension, or withdrawal of Argentine companies’ credit ratings could give rise to the following consequences, among others: (i) an increase in financing costs and other fundraising difficulties; (ii) the need to provide additional guarantees in connection with financial market operations; and (iii) the termination or cancellation of existing agreements.

Climate change-related risks may adversely affect Argentina’s economy

The Argentine economy may be affected by climate related events, including droughts, wildfires, and severe flooding, which are unpredictable and may be exacerbated by the effects of climate change. The risks associated with climate change could manifest in difficulties of Argentina to access capital due to public image issues with investors and increased costs to the Argentine Government due to the implementation of energy transition policies which may lead to increasing electrification in urban mobility.

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

The Brazilian economy has experienced volatile growth and slowdowns in recent years. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.6% in 2021, 2.9% in 2022, 2.5% in 2023, 3.4% in 2024 and 2.9% in the first six months of 2025.

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

In addition, Brazil is scheduled to hold presidential elections in October 2026. Periods preceding and following elections in Brazil have historically been marked by increased political and economic uncertainty, which may affect investor confidence and market conditions. Such uncertainty could result in volatility in the Brazilian capital markets, fluctuations in the exchange rate of the real, and changes in inflation and interest rate expectations. Any of these developments could adversely affect the Brazilian economy, our business, financial condition, results of operations, and the market price of our shares and ADSs.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2025, it was 15% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 17.8% in 2021, 5.5% in 2022 (3.18)% in 2023 and 6.54% in 2024. Cumulative inflation in the first six months of 2025, calculated by the same index, was (0.94)%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 10.1% in 2021, 5.8% in 2022, 4.62% in 2023 and 4.83% in 2024. Cumulative inflation in the first six months of 2025, calculated by the same index, was 2.99%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2025, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

 In 2021, the real depreciated by 7.4% against the U.S. dollar, and on December 31, 2021, the BRL/USD exchange rate was BRL 5.5799. In 2022, the real appreciated by 6.5% against the U.S. dollar, and the BRL/USD exchange rate was BRL 5.2177 per USD 1.00 on December 31, 2022. In 2023, the real appreciated by 7.2% against the U.S. dollar, and on December 31, 2023, the BRl/USD exchange rate was BRL 4.8413. In 2024, the real depreciated by 27.3% against the U.S. dollar, and the BRL/USD exchange rate was BRL 6.1774 per USD 1.00 on December 31, 2024. In 2025, the real appreciated by 12.5% against the U.S. dollar, and the BRL/USD exchange rate was BRL 5.4009 per USD 1.00 on October 22, 2025. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

In addition to Argentina and Brazil, we conduct or intend to conduct our operations in other Latin American countries such as Paraguay and Bolivia. Economic and political developments in the countries in which we operate, including future economic changes or crisis (such as inflation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, expropriation or nationalization of property, and exchange controls could adversely affect our business, financial condition and results of operations.

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

Emerging market governments, including governments in the countries where we operate, frequently intervene in the economies of their respective countries and occasionally make significant changes in monetary, credit, industry and other policies and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including factors, such as:

•	exchange rates and exchange control policies;

•	inflation rates;

•	labor laws;

•	economic growth;

•	currency fluctuations;

•	monetary policy;

•	liquidity and solvency of the financial system;

•	limitations on ownership of rural land by foreigners;

•	developments in trade negotiations through the World Trade Organization or other international organizations;

•	environmental regulations;

•	restrictions on repatriation of investments and on the transfer of funds abroad;

•	expropriation or nationalization;

•	import/export restrictions or other laws and policies affecting foreign trade and investment;

•	price controls or price fixing regulations;

•	restrictions on land acquisition or use or agricultural commodity production;

•	interest rates;

•	tariff and inflation control policies;

•	import duties on information technology equipment;

•	liquidity of domestic capital and lending markets;

•	electricity rationing;

•	tax policies;

•	armed conflict or war declaration; and

•	other political, social and economic developments, including political, social or economic instability, in or affecting the country where each business is based.

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

As of June 30, 2025, 23% of BrasilAgro’s assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019, decreased 6.0% in 2020, an increase of 4.1% in 2021, an increase of 0.08% in 2022, a decrease of 0.5% in 2023, an increase of 3.8% in 2024 and an increase of 5.9% in the first six months of 2025. Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the U.S. dollar by 6.7%, in 2019 the appreciation was 8.26%, in 2020 the appreciation was 6.7% while in 2021 it had a decrease by 0.55% and had an increase by 6.92% in 2022. In 2023, the Paraguayan currency appreciated by 1.08% against the U.S. dollar. In 2024, the Paraguayan currency depreciated by approximately 6.8% against the U.S. dollar. A significant depreciation of the local currency could adversely affect our business, financial condition and results of operations. However, since most of our costs of raw materials and supplies are denominated in U.S. dollars, a significant depreciation of the local currency could adversely affect our business, financial condition and results of operations, as well as impact other expenses, such as professional fees and maintenance costs.

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

As of June 30, 2025, 4.3% of BrasilAgro’s assets were located in Bolivia. Bolivia is exposed to frequent has a history of economic, social and political instability, exchange controls, frequent changes in regulatory frameworks policies, civic and labor strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labor disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3%, an increase of 6.1% in 2021, an increase of 3.2% in 2022, an increase of 3.5% in 2023 and an increase of 0.7% in 2024. Within this context, inflation has been relatively low and under control for the last 30 years. The inflation rate for 2023 was around 3.6%. In addition, Bolivia it is in the process of becoming an active partner of MERCOSUR, a common market aiming to gradually integrate economic activity among Brazil, Argentina, Uruguay, Paraguay and Bolivia.

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

•

changes in agricultural subsidy levels and trade barriers in certain consumer markets, in some major countries (mainly the United States and EU countries), and the adoption of other government policies taxes affecting market conditions and industry prices;

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

According to the United States Department of Agriculture USDA estimates, Argentina’s crops output (wheat, corn and soybean) for the 2025/2026 season will be reaching a production of 121.5 million tons. The estimated production of soybean is supposed to reach 48.5 million tons, the wheat production 20 million tons and the corn production 53 million tons.

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

Law No. 26,737 was repealed by section 154 of Decree No. 70/2023. Following this repeal, a class action was filed against the Argentine Government, requesting the unconstitutionality and cancellation of section 154 of the Decree No. 70/2023, which repealed Law 26,737. Initially, this action was dismissed by the courts. However, on March 21, 2024, the Federal Court of Appeals of La Plata overturned that ruling and declared section 154 of the Decree No. 70/2023 unconstitutional. Although the ruling of the Federal Court of Appeals of La Plata is not final, the declaration of unconstitutionality of section 154 of Decree No. 70/2023 has temporarily reinstated the limits set forth by Law No. 26,737. Therefore, these limits are currently in effect, pending the final decision of the Supreme Court. In regards to Brazil, for further information concerning this subject, please see “Item 3. Key Information –Risk Factors -Risks relating to Brazil - The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our investment in BrasilAgro.”

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

Climate change may have adverse effects on our business.

We, our clients, and the communities in which we operate may be negatively affected by the physical risks of climate change, such as rising temperatures and sea levels, as well as the increasing frequency and severity of adverse weather events, including wildfires, storms, floods, and droughts. These effects may directly impact us and our clients by disrupting business and economic activity, or by affecting income and asset values.

Climate change entails multiple financial risks that could adversely affect us:

•	Transition risks: The shift to a low-carbon economy—both at an idiosyncratic and systemic level, for example through political, regulatory, and technological changes, as well as evolving corporate and consumer preferences—could increase our expenses and affect our strategies.

•	Physical risks: Specific events, such as floods and wildfires, extreme weather impacts, and long-term changes in climate patterns—such as extreme heat, rising sea levels, and more frequent and prolonged droughts—could result in financial losses that reduce the value of our assets and our clients’ creditworthiness. These events could disrupt our operations or those of our clients or third parties on whom we depend and with whom we do business.

•	Liability risks: Parties suffering losses due to the effects of climate change may seek compensation from government entities, regulators, investors, lenders, and others.

•	Credit risks: Physical climate change could lead to increased credit exposure, and companies with business models not aligned with the transition to a low-carbon economy may face greater risks of reduced profitability and business disruption as a result of new regulations or market shifts.

•	Market and liquidity risks: Market and liquidity changes in carbon-intensive sectors could affect energy and commodity prices, private fixed income, equities, and certain derivative contracts. The increasing frequency of severe weather events could also impact macroeconomic conditions, weakening key fundamentals such as economic growth, employment, and inflation. Companies could face liquidity risks arising from cash outflows aimed at improving market reputation or addressing climate-related issues.

•	Operational risks: Severe weather events could directly affect business continuity and operations, both for our clients and for us.

•	Regulatory compliance risks: The rising risk of regulatory non-compliance may stem from the growing pace, scope, and depth of regulatory expectations requiring swift implementation across multiple jurisdictions, as well as from changes in public policy, laws, and regulations related to climate change and environmental sustainability.

•	Conduct risks: Increased demand for “green” products may arise in an environment where standards or taxonomies are evolving and inconsistent.

•	Reputational risk: Our reputation and our relationships with clients may be damaged as a result of our practices and decisions related to climate change and environmental and social issues, or due to the practices or involvement of our clients, vendors, or suppliers in certain industries or projects associated with causing or worsening climate change.

Efforts to mitigate or respond to climate change may affect market and asset prices, economic activity, and customer behavior, particularly in emission-intensive industries and geographic areas impacted by these changes.

Any of the foregoing conditions, or our failure to effectively manage and disclose these risks, could adversely affect our business, prospects, reputation, financial results, or financial condition.

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

If we are unable to maintain relationships with our customers, our business and results of operations could be adversely affected.

While our livestock sales are diversified, we depend, and will continue to depend, to a significant extent on a number of relationships with third parties, primarily our customers for crop sales. During the fiscal year ended June 30, 2025, our agribusiness segment sales (excluding farmland sales) were made to approximately 30 customers. Sales to our ten largest customers accounted for approximately 55% to 60% of our net sales. Our principal customers during this period included Cargill, FASA, Bunge Alimentos S/A, ACA, Glencore, Quilmes, COFCO, Grobocopatel, Molinos Río de la Plata, Boomalt and Viterra. We have entered into non-binding letters of intent with certain of our main customers, which enable us to estimate demand volumes for certain products and plan production accordingly. We generally enter into short-term agreements with a duration of less than one year.

We sell our crop production primarily to exporters and manufacturers that process raw materials into flour and oil, which are subsequently shipped to export markets. The Argentine crop market is characterized by a limited number of buyers and a large number of sellers. Although most of the buyers are international companies with solid financial conditions, there can be no assurance that this will continue in the future or that the market will not become further concentrated.

We may not be able to maintain our existing customer relationships or establish new ones, including with other suppliers of products and services that are important to our business. As a result, there can be no assurance that our current or future relationships will result in sustained business or the generation of significant revenues.

Our business is seasonal, and our results of operations may fluctuate significantly depending on the crop cycle.

Our agricultural business is highly seasonal due to its nature and cycle. Harvesting and sales of crops (corn, soybean and sunflower) generally occur between February and June, while wheat is harvested between December and January. Our operations and sales are affected by the crop growth cycle of the products we process, as well as by the decline in cattle prices during the summer months. As a result, our operating results have fluctuated significantly from period to period and are likely to continue to fluctuate due to seasonal factors.

A substantial portion of our assets consists of farmland, which is an illiquid asset.

We have been able to partially rotate and monetize certain farmland investments. The ownership of a significant portion of the land we operate is a key component of our business model. However, farmland is generally considered an illiquid asset. In addition, the adoption of laws and regulations imposing restrictions on the ownership of rural land by foreigners in the jurisdictions where we operate may further limit the liquidity of our farmland holdings. Consequently, it is unlikely that we would be able to quickly adjust our farmland portfolio in response to changes in economic, business or regulatory conditions. The lack of liquidity in local markets may adversely affect our ability to dispose of farmland, collect proceeds from such sales or repatriate such proceeds.

Restrictions on dividend payments from our subsidiaries may adversely affect us.

We operate through subsidiaries, and cash dividends and other permitted payments from our subsidiaries constitute an important source of our revenues. Debt agreements entered into by our subsidiaries contain covenants that may restrict their ability to pay dividends or make other distributions. If our subsidiaries are restricted from making payments to us, or are only able to make limited payments, we may be unable to pay dividends or service our debt.

We could be materially and adversely affected by our investment in BrasilAgro.

We consolidated our financial statements with BrasilAgro. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a company that has been operating since 2006. As a result, it has a developing business strategy and an established track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2025, we owned 35.22% (net of treasury shares) of the outstanding common shares of BrasilAgro.

Changes in facts and circumstances may affect our accounting consolidation over BrasilAgro.

As of June 30, 2025, we owned 35.22% net of treasury shares of the outstanding common shares of BrasilAgro. We concluded that on accounting basis we exercise “de facto control” on BrasilAgro, based on the following: (i) the percentage and concentration of our voting rights, and the absence of the shareholders with significant voting rights (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct BrasilAgro’s relevant activities through the Board of Directors, where we appointed five out of nine board members. However, changes in fact pattern that we assessed might result in deconsolidation from an accounting perspective.

Labor relations could negatively impact us.

As of June 30, 2025, approximately 25% of our employees in our Agricultural Business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2025, we owned land reserves extending over more than 316,977 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve returns in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

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

As of June 30, 2025, Cresud’s consolidated financial gross debt amounted to ARS 1,343,112 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Cresud is generating sufficient funds from its operating cash flows to meet our debt service obligations and its ability to obtain new financing is adequate, however, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

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

As of June 30, 2025, we owned approximately 54.06% equity interest in IRSA (net of treasury shares). Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

IRSA’s investments are exposed to the risks generally inherent to the real estate industry, many of which are out of our control. Any of these risks could adversely and materially affect IRSA’s business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, IRSA’s ability to find leases and their ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition, and given the relative illiquidity of the Argentine real estate market, we could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing our relative expenditures. These factors and events could impair IRSA’s ability to respond to adverse changes in the returns on IRSA’s investments, which in turn could have an adverse effect on our financial position and the results of IRSA’s operations.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

As of June 30, 2025, IRSA’s consolidated financial gross debt amounted to ARS 647,128 million. IRSA is generating sufficient funds from their operating cash flows to meet their debt service obligations and their ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, we cannot assure you that IRSA will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

As of June 30, 2025, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in our rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

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

In January 2024, the High Court of Hong Kong ordered Evergrande to liquidate its subsidiary in mainland China following a failed attempt to restructure USD 300 billion owed to its creditors. Following that liquidation order, trading of its shares was suspended and has since remained halted due to non-compliance with the requirements for resumption. Finally, on August 25, 2025, after trading in its shares had remained suspended for more than 18 months, Evergrande was delisted from the Hong Kong Stock Exchange.

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

IRSA’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of our tenants, whose revenue relies on the sales to consumers. As a result, IRSA’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, both of which experienced significant declines during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond IRSA’s control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect our business, financial condition and results of operations.

According to INDEC, as of July 2025, the manufacturing industrial production index for textiles, apparel, leather and footwear declined by 1.1% compared to the same month of the previous year, while the cumulative figure for January–July 2025 shows an increase of 5.8% compared to the same period in 2024. Meanwhile, national consumption in shopping centers, at current prices in June 2025, reached a total of ARS 592,710.3 million, representing an increase of 27.8% compared to the same month of the previous year. In addition, according to INDEC, during the second quarter of 2025, public consumption increased by 1.1% while private consumption decreased by 1.1% (both measured against the previous quarter in seasonally adjusted terms).

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

The capital and credit markets for Argentina have been experiencing extreme volatility and disruption since the last years. If IRSA’s current resources do not satisfy our liquidity requirements, IRSA may have to seek additional financing. The availability of financing will depend on a variety of factors, such as economic and market conditions, the availability of credit and our credit ratings, as well as the possibility that lenders could develop a negative perception of the prospects of risk in Argentina, of IRSA or the industry generally. IRSA may not be able to successfully obtain any necessary additional financing on favorable terms, or at all.

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

IRSA may be liable for certain defects in its buildings.

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

IRSA, its customers, and the communities in which it operates may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact IRSA and its customers through disruptions to business and economic activity or impacts on income and asset values.

Climate change implies multiple drivers of financial risk that could adversely affect IRSA:

•	Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase our expenses and impact our strategies.

•	Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of our customers. Such events could disrupt our operations or those of our customers or third parties on which we rely and do business with.

•	Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•	Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•	Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and our operations.

•	Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

•	Reputational risk: our reputation and client relationships may be damaged as a result of our practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of our client vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

Initiatives to mitigate or respond to climate change may impact market and asset prices, economic activity, and customer behavior, particularly in emissions intensive industry sectors and geographies affected by these changes. Any of the conditions described above, or failure to effectively manage and disclose these risks could adversely affect IRSA’s business, prospects, reputation, financial performance or financial condition.

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

IRSA is engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with our development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed our estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on our investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects us to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs; and

•	changes in our tenants’ demand for rental properties outside of Buenos Aires.

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

IRSA has life or incapacity insurance for its employees. If any of IRSA’s employees were to die or become disabled, IRSA could experience losses caused by a disruption in our operations which will not be covered by insurance, and this could have a material adverse effect on IRSA’s financial condition and results of operations.

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

In this context, Arcos del Gourmet S.A., one of IRSA’s subsidiaries, is involved in proceedings related to zoning and environmental regulations, as well as the revocation of its concession agreement concerning the “Distrito Arcos” shopping mall in Buenos Aires. Although the shopping mall continues to operate normally, an unfavorable outcome in these proceedings, including the potential loss of the concession, could adversely affect IRSA’s business. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings— IRSA’s legal or arbitration proceedings—Arcos del Gourmet”.

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

As of June 30, 2025, 59.3% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect IRSA.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2025, IRSA had fair value loss on investment properties of ARS 2,500 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on our investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of our investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

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

As of June 30, 2025, the majority of its liabilities, such as its Series XIV, XVI (which was paid on July 25, 2025), XVII, XVIII, XX, XXII, XXIII and XXIV Notes, were denominated in U.S. dollars while the Company’s revenues are mainly denominated in Pesos. This currency gap mainly affects our operational flows to pay interests of our U.S. dollar denominated debt, considering our assets are transacted in U.S dollars. In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay our U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars exposes us to a risk of volatility, which may adversely affect our financial results if the U.S. dollar appreciates against the Peso and may affected our ability to pay interests of our U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of IRSA’s debt in Pesos, which further adversely affects the results of IRSA’s operations and financial conditions and may increase the collection risk of IRSA’s leases and other receivables from our tenants and mortgages, most of which generate Peso denominated revenue.

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

Cybersecurity events could negatively affect IRSA’s reputation, financial condition and results of operations.

IRSA’s operations do not rely exclusively on the internet, cybersecurity remains a critical risk for IRSA. IRSA depends on digital systems to manage financial, operational and administrative information. These systems can be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions that could affect IRSA’s operations and cause financial losses or damage to its reputation.

IRSA has implemented robust security measures, including multi-factor authentication and constant cybersecurity monitoring in its environment, to protect information and systems. IRSA also raise awareness among its employees about cybersecurity practices to reduce risks. Despite these efforts, IRSA cannot guarantee that their systems are completely free of vulnerabilities.

In the event of a significant cyberattack, IRSA could face disruptions in its operations, fraud, or theft of sensitive information that negatively affect their financial situation and shareholder confidence. Additionally, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on their business.

Although IRSA intends to continue implementing and updating their security technology devices and operational procedures to prevent cybersecurity damage, it is possible that their systems are not free of vulnerabilities and that these security countermeasures could be defeated. If any of these events occur, IRSA’s reputation could be damaged, affecting their business, as well as their results of operations and financial condition.

Property ownership through joint ventures or investees may limit our ability to act exclusively in our interest.

We develop and acquire properties in joint ventures with other persons or entities or make minority investments in entities when we believe circumstances warrant the use of such structures.

As of June 30, 2025, IRSA owns 50% of the equity of Puerto Retiro. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30, 2025, IRSA holds approximately 29.12% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

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

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through the Company. As of June 30, 2025, such beneficial ownership consisted of 412,158,780 common shares held by the Company. Conflicts of interest between our management and that of our related companies may arise in connection with the performance of their respective business activities. As of June 30, 2025, Mr. Eduardo S. Elsztain also beneficially owned approximately 57.4% of IRSA’s common shares. IRSA cannot assure you that our principal shareholders and our affiliates will not limit or cause us to forego business opportunities that our affiliates may pursue or that the pursuit of other opportunities will be in our interest.

Risks Relating to IRSA’s Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2025, IRSA owned approximately 29.12% of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 3,533,572 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

Financial institutions carry significant portfolios of bonds issued by the Argentine Government and by provincial governments as well as loans granted to these governments. According to the Banks Report published by the Central Bank, loans to the public sector represent 27.5% of the financial sector's assets as of June 2025.

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2025, Banco Hipotecario’s total exposure to the public sector was ARS 1,426,663 million, which represented 40% of its assets as of that date, and the total exposure to securities issued by the Central Bank was USD 255,883, which represented less than 0.001% of its total assets as of June 30, 2025.

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

Potential Adverse Effects of Consumer Protection Law and Class Actions on Banco Hipotecario.

The Consumer Protection Law and its amendments, along with the Credit Card Law and Central Bank regulations, establish rules aimed at protecting consumers, including Banco Hipotecario’s customers. The Argentine Civil and Commercial Code also includes provisions that favor consumers. The increasing enforcement of these laws by authorities and courts could negatively affect Banco Hipotecario's ability to collect payments, thereby impacting its operating results.

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

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Eduardo Elsztain, which as of June 30, 2025, was the beneficial owner of approximately 37.6% (without considering treasury shares) of our common shares (or approximately 230,771,688 common shares which may be exchanged for an aggregate of 23,077,168 ADSs, for more information see “Item 6. Directors, Senior Management and Employees — E. Share Ownership”), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

We have identified a material weakness in our control over financial reporting, and our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our common shares and ADSs.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. In connection with the audits of our Audited Consolidated Financial Statements included elsewhere in this Annual Report, we identified a material weakness in our internal control over financial reporting for the fiscal years ended June 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified as of June 30, 2025 related to a lack of effective controls over capital increases resulting from the exercise of the warrants issued by us since our internal controls over financial reporting did not account for the impact of inflation accounting over the exercise of the warrants.

As a public company, we are subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. We have designed and intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of this material weakness, including implementing periodic reviews and reconciliations performed by our accounting and reporting area.

While we have designed and intend to implement our plans to remediate the material weakness, we cannot predict the success of such plans or if they will result in remediation of the material weakness or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness or if we experience additional material weaknesses in the future or otherwise continue to fail in maintaining an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud. Our investors may lose confidence in the accuracy and completeness of our financial reports, the market for and trading price of our ADSs could be adversely affected, it may more become difficult for us to raise funds in a debt or equity financing and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

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

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company (a “PFIC”) for United States federal income tax purposes for the taxable year ending June 30, 2025, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to Argentine estates, resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current foreign exchange market regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls” and “Item 3. Key Information – D. Risk Factors”.

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

On September 25, 2025, we informed that our Board of Directors resolved to call an Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 30, 2025 and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated February 24, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments—Cresud’s Recent Developments —General Ordinary and Extraordinary Shareholders’ Meeting.”

As of the date of this Annual Report, there are 60,669,566 warrants outstanding.

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

During 1993 and 1994, Consultores Asset Management S.A. acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management S.A. (and including Dolphin Fund plc., currently Dolphin Fund Ltd.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADSs representing our common shares and listed such ADSs on the NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and in 2009, we increased our ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary. As of June 30, 2025, we had a 54.06% equity interest in IRSA (net of treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.12% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. IRSA’s common shares are listed and traded on the ByMA and IRSA’s GDSs representing its common shares are listed on the NYSE.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia, currently we run these operations through BrasilAgro.

In line with our international expansion strategy, in September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange with the symbol AGRO3 and on November 8, 2012, BrasilAgro’s ADSs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow-on subscription and the warrants exercise we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2025, our interest in BrasilAgro was 35.22% (net of treasury shares).

Also, we provide the best services for the agricultural community through our subsidiaries. We boost our clients’ businesses through the consulting, marketing and storage services operated by FyO, which main business is crop trading (crop brokerage, futures and options, consulting, logistics and financial services) and sale and distribution of own inputs and third-party products. As of June 30, 2025, we had a 51.2% equity interest in FyO. Looking ahead to next year, the company will continue working on its expansion plans to other countries in the region.

We are pioneers in creating the first online agro marketplace. Agrofy continued to position itself this year as the leading online business platform for agriculture in Argentina and Brazil, exceeding 40 million visits. As of June 30, 2025, our interest in Agrofy was 18.6% and 1.7% of the capital stock through BrasilAgro. In August 2025, Agrofy conducted a capital increase as a result of which our interest in Agrofy increased to 19.6% and 1.3% of the capital stock through BrasilAgro.

As of June 30, 2025, we owned, directly and through our subsidiaries, 26 farms, with a total area of 578,217 hectares and during the fiscal year ended June 30, 2025 approximately 596,017 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years.

Significant acquisitions, dispositions and development of business

Agricultural Business

Acquisition of “Agrícola Nova Horizonte” - BrasilAgro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags of soybeans per hectare. This acquisition is aligned with the Company’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the condition’s precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company were consolidated.

The total value of the acquisition was BRL 6.2 million (ARS 1,421 million), as stipulated in the contract. The contract provided for a price adjustment to reflect the variation in equity between June 30, 2024 and the date of the transaction. Accordingly, a gain of BRL 0.348 million (ARS 80 million) was recognized.

Sale of fraction of “Alto Taquari” farm - BrasilAgro

On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso, Brazil. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The purchase price was 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 43,395 million) at the date of the transaction. The gain on this sale has been recognized in the line item “Gain from disposal of farmlands” of our Audited Consolidated Financial Statements for a total amount of ARS 22,179 million.

Sale of fraction of “Rio do meio” farm – BrasilAgro

On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina, Bahia, Brazil. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025.

The sale price was 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 1,604 million) at the date of the transaction.

On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the transfer. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,132 million) at the date of the transaction, to be collected in annual instalments maturing between July 31, 2027 and 2028.

The gain on this sale has been recognized in the line item “Gain from disposal of farmlands” of our Audited Consolidated Financial Statements for a total amount of ARS 2,300 million.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud transferred a fraction of the farmland of the property called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, retaining the ownership of approximately 231,700 hectares of such property. The total price was USD 2.23 million (USD/hectare 614), equivalent to ARS 2,742 million, of which USD 1.1 million (ARS 1,347 million) has been collected to date. The remaining balance of USD 1.13 million (ARS 1,395 million), guaranteed with a mortgage on the property, has been collected in a single instalment in September 2025.

The gain on this sale has been recognized in the line item “Gain from disposal of farmlands” of our Audited Consolidated Financial Statements for a total amount of ARS 2,597 million.

Sale of the entire “Preferencia” farm – BrasilAgro

As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia, Brazil, with a total area of 17,799 hectares.

The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 29,854 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 425 million), and in July 2025 paid the first instalment of BRL 40.0 million (ARS 8,530 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg).

The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual instalments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

The gain on this sale has been recognized in the line item “Gain from disposal of farmlands” of our Audited Consolidated Financial Statements for a total amount of ARS 14,916 million.

Urban property business and investments

Purchase of property adjacent to Alto Avellaneda shopping mall — IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was USD 12.2 million (ARS 14,636 million), of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sale agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the seller for a term of 3 years.

This transaction has been recognized as an addition in the line item “Investment Properties” of our Audited Consolidated Financial Statements.

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, a deed was signed for the sale of a floor in the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking units in the same building.

The transaction price was approximately USD 7.1 million (MEP) (USD/sqm 6,000), equivalent to ARS 8,558 million, of which USD 6.0 million has already been collected, and the remaining USD 1.1 million, guaranteed with a mortgage, will be collected in 24 monthly installments at an annual interest rate of 8%. See Note 9 to our Audited Consolidated Financial Statements.

After this transaction, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,740 sqm in addition to parking lots and other complementary spaces.

This transaction has been recognized as a disposal in the line item “Investment Properties” of our Audited Consolidated Financial Statements and generated a gain of ARS 5,340 million, which has been recognized in the line item “Net gain from fair value changes of investment properties” of our Audited Consolidated Financial Statements.

Purchase of Shopping Mall “Terrazas de Mayo” – IRSA

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 85 stores, 20 stands and a built-up area of 33,703 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the transaction was USD 27.75 million (ARS 34,335 million), of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed, and the remaining 20% will be paid 36 months after signing the deed. Implicit interest has been segregated for a total of USD 1.5 million.

This transaction has been recognized as an addition in the line items “Investment Properties” (ARS 33,530 million), “Intangible Assets” (ARS 796 million), and “Property, Plant and Equipment” (ARS 9 million) of our Audited Consolidated Financial Statements.

Sale of lots and barter agreements – "Ramblas del Plata" - IRSA

On January 27, 2025, IRSA signed two sales agreements for two lots. The total price of both transactions was approximately USD 23.4 million (ARS 28,138 million), of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possessions.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million (ARS 45,197 million), which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

During May 2025, IRSA signed three barter agreements for three lots. The transaction price was approximately USD 12.2 million (ARS 14,554 million), with a 5% down payment to IRSA upon signing. The balance will be paid upon signing the deeds and delivery of possession.

These barter transactions have been recognized as a transfer between the line items “Investment Properties” and “Trading properties” of our Audited Consolidated Financial Statements.

For information of significant acquisitions, dispositions and development of business after June 30, 2025, please see “Item 4. Information on the Company - A. History and Development of the Company - Recent Developments”.

Recent Developments

Cresud’s Recent Developments

General Ordinary and Extraordinary Shareholders’ Meeting

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, at 02:30 p.m. at first call, and at 03:30 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2025.

3. Allocation of net income for the fiscal year ended June 30, 2025, for ARS 75,608,298,323.55, and consideration of unallocated results from previous fiscal years for ARS 19,480,344,053.25. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 88,500,000,000.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2025.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2025.

6. Consideration of compensation payable to the Board of Directors for ARS 686,090,660.27 for the fiscal year ended June 30, 2025.

7. Consideration of compensation payable to the Supervisory Committee for ARS 31,559,086 for the fiscal year ended June 30, 2025.

8. Determination of the number and appointment of regular Directors and alternate Directors for a term of up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of Certifying Accountant for the fiscal year ending June 30, 2026.

11. Approval of compensation payable to Certifying Accountant for the fiscal year ended June 30, 2025.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the subscription of an addendum to the warrant agreement dated February 24, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. Delegation to the Board of Directors for its implementation with the broadest powers.

14. Consideration of the distribution of up to 5,300,000 own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of law no. 26,831.

15. Consideration of the annual budget for the implementation of the Audit Committee’s annual plan.

16. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and IGJ.

Exercise of Warrants

 On September 30, 2025, we reported that between September 17, 2025, and September 25, 2025, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, a total of 17,769,882 common shares of the Company were issued, with a face value of ARS 1.00, and USD 7,141,716 were collected by the Company.

 After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 614,074,273 to 631,844,155, and the number of outstanding warrants decreased from 73,294,802 to 60,669,566.

 Likewise, the exercise of the warrants has been carried out in accordance with the terms and conditions established in the issuance prospectus dated February 12, 2021, and complementary notices regarding the offer made by the Company of 90,000,000 ordinary book-entry shares and 90,000,000 warrants.

IRSA’s Recent Developments

Acquisition of “Al Oeste Shopping”

On September 17, 2025, IRSA informed that it acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the IRSA’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

With this acquisition, as of the date of this Annual Report IRSA’s shopping mall portfolio includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 25, 2025, IRSA informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, at 12:30 p.m. at first call, and at 01:30 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2025.

3. Consideration of the financial results for the fiscal year ended June 30, 2025, amounting to a profit of ARS 195,677,675,452.86. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 164,000,000,000.

4. Consideration of IRSA’s Board of Directors’ performance for the fiscal year ended June 30, 2025.

5. Consideration of IRSA’s Supervisory Committee’s performance for the fiscal year ended June 30, 2025.

6. Consideration of compensation payable to IRSA’s Board of Directors ARS 18,192,594,071.06 (total compensation) in excess of ARS 7,988,274,783.50 over the five percent (5%) limit of accrued profits pursuant to section 261 of law no. 19,550 and related regulations, in view of the proposed dividend distribution.

7. Consideration of compensation payable to the IRSA’s Supervisory Committee for ARS 31,559,086 for the fiscal year ended June 30, 2025.

8. Determination of the number and appointment of IRSA’s regular Directors and alternate Directors, and determination of their terms of office for up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of IRSA’s regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of IRSA’s Certifying Accountants for the fiscal year ending June 30, 2026.

11. Approval of compensation payable to IRSA’s Certifying Accountants for the fiscal year ended June 30, 2025.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the subscription of an addendum to the warrant agreement dated April 29, 2021, as amended on September 17, 2021, to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. Delegation to the Board of Directors for its implementation with the broadest powers.

14. Consideration of the annual budget for the implementation of the IRSA’s Audit Committee’s annual plan.

15. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and the IGJ.

Exercise of Warrants

On September 30, 2025, IRSA informed that between September 17, 2025, and September 25, 2025, certain holders of warrants had exercised their right to acquire additional shares. Therefore, a total of 10,536,907 common shares of IRSA were issued with a face value of ARS 10.00. As a result of this exercise, and USD 3,073,616 were collected by IRSA.

After the exercise of these warrants, the number of shares of IRSA increased from 762,520,793 to 773,057,700 with a face value of ARS 10.00, and the new number of outstanding warrants of IRSA decreased from 60,964,074 to 53,853,144.

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

We are also directly and indirectly engaged in the real estate business through IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina. IRSA’s shares are listed on the ByMA and the NYSE. We own 54.06% of the outstanding common shares (net of treasury shares) of IRSA.

During the fiscal years ended June 30, 2025 and 2024, we had consolidated revenues of ARS 914,157 million, and ARS 959,359 million, respectively, and consolidated profit / (loss) from operation, before financing and taxation, of ARS 247,835 million and (ARS 145,974) million, respectively. During the fiscal year ended June 30, 2025 and 2024, our total consolidated assets increased 5.09% from ARS 4,842,217 million to ARS 5,088,822 million, and our consolidated shareholders’ equity increased 1.63% from ARS 2,178,241 million to ARS 2,213,792 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

•	The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 839,697 million and ARS 827,260 million as of June 30, 2025 and 2024, respectively, representing 80.85% and 81.31% of our agricultural business assets, respectively. Our Agricultural production segment generated profit from operations of ARS 16,305 million and ARS 4,648 million for fiscal years ended June 30, 2025 and 2024, respectively, representing 34.29% and 4.91% of our agricultural business profit from operations for those years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

•	Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, and the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 560,909 million and ARS 570,883 million as of June 30, 2025 and 2024, respectively, representing 54.01% and 56.11% of our Agricultural Business assets at such dates. Our Crops activity generated a loss from operations of (ARS 5,229) million for fiscal year ended June 30, 2025 and a profit from operations of ARS 6,046 million for fiscal year ended June 30, 2024, representing (11.00%) and 6.39% of our Agricultural Business operating profit for such years, respectively.

•	Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 122,022 million and ARS 108,983 million as of June 30, 2025 and 2024, respectively, representing 11.75% and 10.71% of our agricultural business assets at such dates, respectively. Our Cattle activity generated profit / (loss) from operations of ARS 8,545 million and (ARS 7,177) million for fiscal years ended June 30, 2025 and 2024, respectively, representing 17.97% and (7.59%) of our profit from operations from the Agricultural Business for such years, respectively.

•	Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 141,527 million and ARS 125,796 million as of June 30, 2025 and 2024, respectively, representing 13.63% and 12.36% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated profit from operations of ARS 8,931 million and ARS 4,274 million for fiscal years ended June 30, 2025 and 2024, respectively, representing 18.78% and 4.52% of our profit from operations from the Agricultural Business for such years, respectively.

•	Our “Agricultural rentals and Services” activity consists of agricultural services (for example, irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 15,239 million and ARS 21,598 million as of June 30, 2025 and 2024, respectively, representing 1.47% and 2.12% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 4,058 million and ARS 1,505 million for fiscal years ended June 30, 2025 and 2024, respectively, representing 8.53% and 1.59% of our profit from operations from the Agricultural Business for such years, respectively.

•	Our “Land transformation and Sales” segment comprises gains from the development and disposal of farmlands. Our Land Transformation and Sales segment had assets of ARS 117,320 million and ARS 95,332 million as of June 30, 2025 and 2024, respectively, representing 11.30% and 9.37% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated profit from operations of ARS 55,929 million and ARS 80,047 million for fiscal years ended June 30, 2025 and 2024, respectively, representing 117.61% and 84.61% of our profit from operations from the Agricultural Business for such years, respectively.

•	Our “Other segments” includes, principally, brokerage activities, among others. Our Others segment had assets of ARS 81,519 million and ARS 94,806 million as of June 30, 2025 and 2024, respectively, representing 7.85% and 9.32% of our agricultural business assets at such dates, respectively. Our Others activity generated loss from operations of (ARS 18,755) million and profit from operations of ARS 16,302 million for fiscal years ended June 30, 2025 and 2024, respectively, representing (39.44%) and 17.23% of our profit from operations from the Agricultural Business for such years, respectively. The segment “Other segments” aggregates the activities Agro‑industrial and Others.

•	The “Corporate” segment includes, principally, the corporate expenses related to the agricultural business. Our Corporate segment generated operating losses of (ARS 5,925) million and (ARS 6,390) million for fiscal years ended June 30, 2025 and 2024, respectively, representing (12.46%) and (6.75%) of our profit from operations from the Agricultural Business for such years, respectively.

 Urban properties and investment business

We operate our business in Argentina through five reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels” and “Others” as further described below:

•	Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 1,465,040 million and ARS 966,753 million as of June 30, 2025 and 2024, respectively, representing 53.08% and 35.59% of our operating assets for the urban properties and investment business at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 650,765 million and ARS 168,063 million for the fiscal years ended June 30, 2025 and 2024, respectively.

•	Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 255,125 million and ARS 424,678 million as of June 30, 2025 and 2024, respectively, representing 9.24% and 15.63% of our operating assets for the urban properties and investment business at such dates, respectively. Our Offices segment generated an operating loss of (ARS 133,692) million and (ARS 79,231) million for the fiscal years ended June 30, 2025 and 2024, respectively.

•	Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 812,722 million and ARS 1,097,464 million as of June 30, 2025 and 2024, respectively, representing 29.45% and 40.40% of our operating assets for the urban properties and investment business at such dates, respectively. Our Sales and Developments segment generated an operating loss of (ARS 324,287) million and (ARS 374,655) million for the fiscal years ended June 30, 2025 and 2024, respectively.

•	Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 48,164 million and ARS 43,751 million as of June 30, 2025 and 2024, respectively, representing 1.75% and 1.61% of our operating assets for the urban properties and investment business, respectively. Our Hotels segment generated an operating profit of ARS 3,949 million and ARS 25,025 million for the fiscal years ended June 30, 2025 and 2024, respectively.

•	Our “Others” primarily includes the entertainment activity through La Arena S.A. (former ALG Golf Center S.A.), La Rural S.A. and Buenos Aires Convention Center (Concession), We Are Appa and the financial activities carried out through BHSA / BACS, as well as other investments in associates for both years. Our Others segment had assets of ARS 178,912 million and ARS 183,698 million as of June 30, 2025 and 2024, respectively, representing 6.48% and 6.76% of our operating assets for the urban properties and investment business, respectively. Our Others segment generated operating profit of ARS 14,378 million and ARS 34,760 million for the fiscal years ended June 30, 2025 and 2024, respectively.

Agricultural Business

As of June 30, 2025, we owned 26 farms with approximately 578,217 hectares distributed in Argentina, Brazil, Bolivia and Paraguay and during the fiscal year ended June 30, 2025 approximately 596,017 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay, of which approximately 105,317 hectares of the land used for crop production, approximately 69,029 hectares were for cattle production, 85,000 hectares were for sheep production and approximately 19,694 hectares were leased to third parties for crop and cattle production.

The remaining 316,977 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 22,469 hectares for crop production and 2,696 hectares for cattle production, 1,405 leased to third parties and the remaining 105,430 of land reserves are primarily natural woodlands. Also, during the fiscal year ended June 30, 2025, we leased 118,638 hectares to third parties for crop production and 10,896 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2025(1)	2024(1)	2023(1)	2022(1)	2021(1)
Crops (2)	246,424	232,472	223,178	220,663	224,185
Cattle (3)	82,621	81,605	82,431	78,537	80,835
Sheep	85,000	85,000	85,000	85,000	85,000
Land Reserves	427,926	445,145	464,858	457,711	466,421
Own farmlands leased to third parties	21,099	21,380	28,064	25,103	25,908
Total	863,070	865,602	883,531	867,014	882,349

______________________

(1)	Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares in Concession.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.

Our Principal Business Activities

During the fiscal year ended June 30, 2025, we conducted our operations on 27 owned farms (includes Preferencia farm which was sold in June 2025), through subsidiaries, and/or through affiliates, and 126 leased farms. Some of the farms that we own are dedicated to more than one productive activity simultaneously.

The following charts show, for the fiscal year ended June 30, 2025, the surface area in operation for each line of business (includes production in surfaces with double crops), as well as the hectares held as land reserves:

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

The following table presents, for the years indicated and in real terms, certain information related to the fields acquired during the last 12 fiscal years ended on June 30:

FY	Number of farms acquired	Acquisition value (million of ARS)
2013 – 2016	–	–
2017	1	43,546
2018 – 2019	–	–
2020	1	8,691
2021 – 2022	–	–
2023	2	77,693
2024	–	–
2025	–	–

Land Sales

Occasionally we sell properties that have reached a considerable valuation to reinvest in new fields with greater potential. We consider the sale of farms based on a number of factors, including the future performance of the farm for farming, the potential appreciation of the farm, the availability of other investment opportunities and cyclical factors affecting global farm values.

On September 26, 2024, BrasilAgro completed the sale of the remaining 1,157 hectares of the Alto Taquari farm, located in the State of Mato Grosso, Brazil. The contract was signed on September 1, 2021 and provided for the transfer of possession in two stages, the first of which occurred on October 10, 2021. The purchase price was 1.27 million soybean bags, equivalent to BRL 189.4 million at the date of the transaction.

On September 30, 2024, the Company sold a 3,630-hectare fraction of land reserve with productive potential of the “Los Pozos” farm, located in the Province of Salta, Argentina, retaining ownership of approximately 231,700 hectares of the property. The total amount of the transaction was USD 2.23 million (USD/ha. 614). As of the date of this Annual Report, USD 1.1 million has been duly collected, while the outstanding USD 1.13 million balance, secured by a mortgage and originally due in September 2025, is under renegotiation to extend maturity until September 2026. The book value of the land sold was ARS 56 million and the gain from the transaction amounted to approximately ARS 2,150 million. On the same date, BrasilAgro transferred 190 hectares of the Rio do Meio farm, located in Correntina, State of Bahia, Brazil. The contract had been signed on November 8, 2022, and established the transfer of ownership in four phases, this being the third. The fourth and final transfer of 662 hectares was completed in May 2025. The payment amount for the third transfer was set at 54,000 soybean sacks, equivalent to BRL 7 million, and for the fourth transfer at 75,500 soybean sacks, equivalent to BRL 10 million, at the date of each transaction.

Finally, in June 2025, BrasilAgro completed the sale of the entire “Preferencia” farm of 17,799 hectares (12,413 productive hectares), located in the Municipality of Baianópolis, State of Bahia, Brazil, which had been acquired in 2008. The total amount of the transaction was BRL 141.1 million, of which BRL 42.0 million had been collected as of the date of this Annual Report, and the remaining balance will be collected in six annual installments. The book value of the farm was BRL 34.7 million. The internal rate of return in U.S. dollars achieved was approximately 1.8%.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2025, we owned land reserves in the region extending over more than 316,977 hectares of our own farmlands that were purchased at very attractive prices. In addition, we have a concession of 105,430 hectares as reserved.

During this fiscal year, we added to our portfolio 1,703 productive hectares in the region: 1,022 hectares in Argentina and 681 hectares in Brazil though BrasilAgro.

Newly Developed Area	FY 2025	FY 2024
	(hectares)
Argentina	1,022	1,300
Brazil	681	3,616
Total	1,703	4,916

Results

The following table shows the land transformation segment results for fiscal year 2025, compared to the preceding fiscal year:

	FY 2025	FY 2024	YoY var
			2025 vs. 2024
	(in millions of ARS)%
Revenues	—	—	—
Costs	(389)	(318)	(22.3)
Gross Loss	(389)	(318)	(22.3)
Net result for changes in fair value of investment properties	12,467	(10,392)	—
Gain from disposition of farmlands	41,992	73,352	(42.8)
General and administrative expenses	(86)	(88)	(2.3)
Selling expenses	(1,552)	(1,658)	(6.4)
Other operating results, net	3,497	19,151	(81.7)
Profit from operations	55,929	80,047	(30.1)
Segment profit	55,929	80,047	(30.1)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (1)	FY2025	FY2024	FY2023	FY2022	FY2021
Corn	237,951	348,302	291,236	401,104	342,726
Soybean	367,654	329,890	302,430	327,176	339,954
Wheat	44,439	28,800	21,419	35,398	36,594
Sorghum	1,425	11,965	8,978	15,469	26,704
Sunflower	616	971	9,617	3,493	4,846
Cotton	19,036	18,038	12,343	7,157	8,781
Other	19,901	25,952	6,890	15,068	16,628
Total Crops (tons)	691,022	763,918	652,913	804,865	776,233
Sugarcane (tons)	1,840,588	1,488,530	1,640,394	2,187,134	2,364,535
Cattle (tons)	11,572	9,982	9,743	8,746	9,956

__________________

(1)	Includes BrasilAgro. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last five fiscal years:

2025 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	163,496	73,341	—	1,114	237,951
Soybean	141,623	216,296	3,624	6,111	367,654
Wheat	44,439	—	—	—	44,439
Sorghum	1,425	—	—	—	1,425
Sunflower	616	—	—	—	616
Cotton	3,489	15,547	—	—	19,036
Other	10,512	9,388	—	—	19,900
Total Crops and Other	365,600	314,572	3,624	7,225	691,021
Sugarcane	—	1,735,045	105,543	—	1,840,588

2024 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,024	111,200	2,377	1,701	348,302
Soybean	118,197	203,334	—	8,359	329,890
Wheat	28,800	—	—	—	28,800
Sorghum	9,242	2,578	—	145	11,965
Sunflower	971	—	—	—	971
Cotton	1,002	14,737	2,299	—	18,038
Other	10,612	15,263	77	—	25,952
Total Crops and Other	401,848	347,112	4,753	10,205	763,918
Sugarcane	—	1,329,888	158,642	—	1,488,530

2023 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	159,246	117,642	819	13,528	291,235
Soybean	92,423	183,453	16,119	10,435	302,430
Wheat	21,419	8,588	—	3,755	33,762
Sorghum	4,899	—	—	—	4,899
Sunflower	8,710	4,091	—	(12)	12,789
Cotton	—	752	155	—	907
Other	6,890	—	—	—	6,890
Total Crops and Other	293,587	314,526	17,093	27,706	652,912
Sugarcane	—	1,523,387	117,007	—	1,640,394

2022 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	259,059	131,155	3,877	7,013	401,104
Soybean	129,276	180,509	17,391	—	327,176
Wheat	34,938	—	460	—	35,398
Sorghum	26,232	292	180	—	26,704
Sunflower	3,493	—	—	—	3,493
Cotton	—	7,157	—	—	7,157
Other	7,178	7,549	5	336	15,068
Total Crops and Other	460,176	326,662	21,913	7,349	816,100
Sugarcane	—	2,083,485	103,649	—	2,187,134

2021 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,900	99,441	7,127	2,258	342,726
Soybean	151,808	168,747	15,907	3,492	339,954
Wheat	36,594	—	—	—	36,594
Sorghum	26,232	292	180	—	26,704
Sunflower	4,846	—	—	—	4,846
Cotton	—	8,781	—	—	8,781
Other	4,120	7,207	—	5,301	16,628
Total Crops and Other	457,500	284,468	23,214	11,051	776,233
Sugarcane	—	2,196,119	168,416	—	2,364,535

Sales

Below is the total volume sold broken down into geographical areas, measured in thousands of tons:

Volumen of Sales (3)	FY2025			FY2024			FY2023			FY2022			FY2021
	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total
Corn	195.0	26.7	221.7	241.4	110.1	351.5	184.5	97.6	282.1	295.2	72.5	367.7	286.6	70.0	356.6
Soybean	138.5	148.6	287.1	150.2	119.9	270.1	163.9	114.7	278.6	255.0	128.0	383.0	229.3	56.1	285.4
Wheat	28.4	—	28.4	31.1	—	31.1	16.9	—	16.9	34.1	—	34.1	31.6	3.1	34.7
Sorghum	13.2	—	13.2	4.2	—	4.2	15.5	—	15.5	30.0	—	30.0	3.4	—	3.4
Sunflower	0.6	—	0.6	3.5	—	3.5	8.3	—	8.3	3.0	—	3.0	4.7	—	4.7
Cotton	13.5	5.8	19.3	15.1	3.6	18.7	6.9	—	6.9	3.3	1.3	4.6	7.2	—	7.2
Others	13.3	—	13.3	18.2	—	18.2	9.5	—	9.5	9.8	1.4	11.2	6.4	1.0	7.4
Total Crops (thousands of tons)	402.5	181.1	583.6	463.7	233.6	697.3	405.5	212.3	617.7	630.4	203.2	833.6	569.2	130.2	699.4
Sugarcane (thousands of tons)	1.840.6	—	1.840.6	1.488.5	—	1.488.5	1.640.4	—	1.640.4	1.997.3	—	1.997.3	2.169.9	—	2.169.9
Cattle (thousands of tons)	16.6	—	16.6	49.5	—	49.5	10.4	—	10.4	12.5	—	12.5	16.6	—	16.6

__________________

(1)	Volume of sales in domestic market.
(2)	Volume of sales in foreign market.
(3)	Includes BrasilAgro. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2025 (1)	2024 (1)	2023 (1)	2022 (1)	2021 (1)
Own	112,128	114,674	113,720	113,452	109,576
Under lease	150,836	124,844	121,713	122,662	130,940
Under concession	22,469	22,087	22,314	22,121	22,771
Leased to third parties	18,204	21,380	27,994	23,778	24,133
Total	303,637	282,985	285,741	282,013	287,420

__________________

(1)	Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 34.86%).

	Season
Stock of crops	2025	2024	Variation
	(in tons)%
Corn	47,960	30,993	54.7
Soybean	160,867	122,491	31.3
Sunflower	941	612	53.8
Sorghum	801	6,680	(88.0)
Wheat	15,775	2,159	630.7
Cotton	4,059	3,818	6.3
Beans	7,681	7,351	4.5
Other	6,381	3,755	69.9
Total	244,465	177,859	37.4

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

Agro-Uranga S.A.

As of June 30, 2025, our holding in Agro-Uranga was 34.86%. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

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

The initial duration of the lease agreements is for two agricultural seasons on 60% of the area we lease and for three agricultural seasons on the remaining 11%, a model we aim to increase each year.

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

During the fiscal year 2025, we leased to third parties a total of 126 farms, covering 135,052 hectares, including 67,265 hectares through BrasilAgro. Out of the total leased area 118,638 hectares were assigned to agricultural production including double crops, and 10,896 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2025	2024	2023	2022	2021
Crops	118,638	100,612	99,183	100,470	107,013
Cattle	10,896	11,596	13,821	12,590	12,635

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2025 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(in millions of ARS)%
Revenues	197,038	258,615	(23.8)
Costs	(172,437)	(235,306)	(26.7)
Initial recognition and changes in the fair value of biological assets and agricultural produce	1,163	11,869	(90.2)
Changes in the net realizable value of agricultural produce	4,688	9,999	(53.1)
Gross profit	30,452	45,177	(32.6)
General and administrative expenses	(16,143)	(19,616)	(17.7)
Selling expenses	(30,257)	(35,372)	(14.5)
Other operating results, net	10,356	13,699	(24.4)
(Loss)/Profit from operations	(5,592)	3,888	—
Share of profit of associates and joint ventures	363	2,158	(83.2)
(Loss)/Profit from Activity	(5,229)	6,046	—

Sugarcane

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(in millions of ARS)%
Revenues	71,980	66,034	9.0
Costs	(63,036)	(58,735)	7.3
Initial recognition and changes in the fair value of biological assets and agricultural produce	8,724	4,432	96.8
Gross profit	17,668	11,731	50.6
General and administrative expenses	(3,816)	(4,148)	(8.0)
Selling expenses	(2,051)	(2,090)	(1.9)
Other operating results, net	(2,870)	(1,219)	135.4
Profit from operations	8,931	4,274	109.0
Profit from Activity	8,931	4,274	109.0

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2025, our cattle aggregated 77,784 heads, and we had a total surface area of 82,621 hectares of own and leased lands devoted to this business activity.

During the fiscal year ended June 30, 2025, our production was 11,572 tons, an 15.9% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2025	2024	2023	2022	2021
Cattle production(1)	11,572	9,982	9,743	8,746	9,956

__________________

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

We develop livestock production under two modalities:

1.	Full-cycle with owned cattle, which includes breeding, rearing, and fattening.

2.	Feedlot fattening of purchased cattle, acquired for finishing and sale.

In the full-cycle system, we work with breeding cows and bulls. Each cow gives birth approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to pastures for rearing and fattening. During this stage, the cattle are for 12 to 18 months until they reach optimal finishing weight.

In the feedlot fattening of purchased cattle, animals (steers, heifers, and calves) enter directly into the finishing system, remaining in the feedlot for about 120 days before being sold as finished cattle. Slaughter weights average between 380 and 430 kg for steers and 280 to 295 kg for heifers, depending on the breed.

Pregnancy rates have shown positive evolution in recent years, maintaining acceptable efficiency levels despite adverse weather conditions. This outcome is supported by genetic improvement, herd management, and the adoption of reproductive technologies such as artificial insemination with selected bovine genetics acquired from specialized suppliers.

Herd health is supported by veterinary products from national and international laboratories and supervised by an external committee of veterinary advisors who visit each establishment monthly to evaluate, plan, and coordinate tasks.

All our establishments are officially registered as export farms, complying with current identification and traceability regulations. Each animal is individually identified, allowing us to develop special business opportunities and ensure the quality of the final product.

To improve livestock production and quality, we apply advanced breeding techniques and perform crossbreeding among indicine, British (Angus and Hereford), and continental breeds, seeking animals adapted to the conditions of each field. Pasture improvement is a permanent priority, with investments in seeds and fertilizers, increased availability of water troughs, and the incorporation of machinery for the preparation and storage of hay rolls.

Our commitment to animal health includes compliance with national regulations, laboratory testing, and vaccination programs to prevent diseases, especially foot-and-mouth disease.

The direct costs of livestock activity are mainly concentrated in grain-based feeding and supplementation, health care, and labor, among other inputs.

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2025	2024	2023	2022	2021
Breeding stock	56,934	62,947	70,635	66,532	58,086
Winter grazing stock	20,850	12,525	5,357	4,798	4,972
Total Stock (heads)	77,784	75,472	75,992	71,330	63,058

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

Results

The following table shows cattle activity’s results for fiscal year 2025, compared to the preceding fiscal years:

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(In millions of ARS)%
Revenues	44,721	35,545	25.8
Costs	(37,399)	(28,447)	31.5
Initial recognition and changes in the fair value of biological assets and agricultural produce	7,828	(8,857)	—
Changes in the net realizable value of agricultural produce after harvest	(46)	3	—
Gross profit/(loss)	15,104	(1,756)	—
General and administrative expenses	(2,510)	(2,677)	(6.2)
Selling expenses	(2,866)	(2,223)	28.9
Other operating results, net	(1,188)	(524)	126.7
Profit/(loss) from operations	8,540	(7,180)	—
Profit from Joint Ventures	5	3	66.7
Activity profit/(loss)	8,545	(7,177)	—

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

Results

The following table shows Leases and Agriculture Services’s results for fiscal year 2025, compared to the preceding fiscal years:

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(In millions of ARS)%
Revenues	13,236	13,985	(5.4)
Costs	(7,567)	(10,776)	(29.8)
Gross profit	5,669	3,209	76.7
General and administrative expenses	(789)	(942)	(16.2)
Selling expenses	(511)	(655)	(22.0)
Other operating results, net	(311)	(107)	190.7
Profit from operations	4,058	1,505	169.6
Activity profit	4,058	1,505	169.6

Others

We include within “Others” the results coming from our investment in FyO.

Results

The following table shows Others activities’ results for fiscal year 2025, compared to preceding fiscal year:

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(In millions of ARS)%
Revenues	121,291	129,435	(6.3)
Costs	(105,934)	(85,248)	24.3
Gross profit	15,357	44,187	(65.2)
General and administrative expenses	(13,194)	(13,093)	0.8
Selling expenses	(21,988)	(19,024)	15.6
Other operating results, net	2,472	7,904	(68.7)
(Loss)/Profit from operations	(17,353)	19,974	(186.9)
Profit from associates	(1,402)	(3,672)	(61.8)
Segment (Loss)/Profit	(18,755)	16,302	(215.0)

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2025, compared to preceding fiscal years:

	FY 2025	FY 2024	YoY var 2025 vs. 2024
	(In millions of ARS)%
Revenues	—	—	—
Costs	—	—	—
Gross profit	—	—	—
General and administrative expenses	(5,925)	(6,390)	(7.3)
Loss from operations	(5,925)	(6,390)	(7.3)
Segment loss	(5,925)	(6,390)	(7.3)

Futuros y Opciones.Com S.A. (FyO)

FyO is an Argentine company, leader in the agricultural business since more than 25 years that provides high-quality services, whose mission is to provide specialized agricultural products to feed the world in a responsible and sustainable way, generating opportunities and growth, integrating production services, process, logistics and marketing of special products from the farm to the final consumer. Working with top-level experts and suppliers, ensuring traceability and quality throughout the commercial chain, adding value to the agricultural production chain. As of June 30, 2025, our interest in FyO was 51.26%.

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

On August 2, 2023, FYOFOODS S.A.U. was established, with the main activity of production, formulation, marketing, national and/or international buy and sell, consignment, collection, storage, processing, export and/or intermediation of goods, raw materials, products, by-products, and/or derivatives of agricultural exploitation. As of June 30, 2025, FyO interests in FYOFOODS S.A.U. was 100%.

Additionally, in June 2025, Amauta Agro S.A. acquired Agrofy S.A.U., whose objective is to simplify and enhance agribusiness through the digitalization of the sector. Agrofy S.A.U. is a technology company with an agricultural DNA, committed to the development of the farming community throughout the region. It is the most important digital solutions ecosystem for agribusiness in Latin America.

Agrofy Global

During the year, Agrofy focused on optimizing its business units and streamlining its cost structure, within a challenging macroeconomic environment in the region. The Company maintained its focus on the business lines with the highest profitability and scalability potential.

From a financial standpoint, although total revenues decreased compared to the prior fiscal year, efforts to contain expenses and improve operational efficiency led to a substantial improvement in gross margins and a significant reduction in the burn rate. This strategy was complemented by a prudent management of working capital, resulting in a stronger and more orderly financial position at year-end.

During the fiscal year ended June 30, 2025, the Company also advanced in the technological development of its platform, particularly through the strengthening of Agrofy Pay and the implementation of artificial intelligence tools, including “Clementina,” an assistant designed to enhance the purchasing experience of agricultural producers.

The main objectives of Agrofy are:

•	consolidate and scale the membership and transaction businesses, strengthening the value proposition for both sellers and producers.

•	streamline the organizational structure, aligning available resources with key growth and profitability objectives;

•	drive the growth of Agrofy Pay as a comprehensive and reliable payment solution within the agribusiness ecosystem; and

•	expand the use of artificial intelligence through tools such as “Clementina,” contributing to greater personalization and efficiency in the user experience.

Despite the adverse context, Agrofy was able to sustain website traffic and improve engagement indicators, reflecting the strength of its market positioning and the trust of the ecosystem in its value proposition.

Farmland Portfolio

As of June 30, 2025, we owned, together with our subsidiaries, 26 farms, with a total surface area of 578,217 hectares.

The following table sets forth our farm portfolio as of June 30, 2025:

	Potential use of farms owned and under concession as of June 30, 2025
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)	Sheep (has)	Agriculture (has)	Cattle (Head)
El Recreo	Recreo	Catamarca	May ’95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ’95	231,746	Cattle / Agriculture / Natural woodlands	32,697		27,769	41,067
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture	105		1,008
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,497	Agriculture			1,413
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,975
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture / Cattle	18,100		794	8,140
El Tigre	Trenel	La Pampa	Apr ‘03	7,860	Agriculture	449		6,179	7,026
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,584	Agriculture	1,380		1,876	788
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov ’03	9	Natural woodlands
Los Sauces	Conhello	La Pampa	Jun ‘23	1,250	Agriculture			1,200
Jatoba	Jaborandi/BA	Brazil	Mar ‘07	8,868	Agriculture			7,006
Alto Taquari	Alto Taquari/MT	Brazil	Aug ‘07	1,373	Agriculture			696
Chaparral	Correntina/BA	Brazil	Nov ‘07	24,841	Agriculture			17,336
Nova Buriti	Januária/MG	Brazil	Dec ‘07	24,212	Forestry
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb ‘17	17,566	Agriculture			9,394
Arrojadinho	Jaborandi/BA	Brazil	Jan ‘20	16,644	Agriculture	2,723		5,543	2,218
Rio do Meio	Correntina/BA	Brazil	Jan ‘20	5,753	Agriculture			3,947
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr ‘20	4,489	Agriculture			2,208
Panamby	Querencia/MT	Brazil	Sep ‘22	10,793	Agriculture			5,379
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	58,722	Agriculture / Natural woodlands	4,543		11,923	5,579
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,555	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,109	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,356	Agriculture			1,860
Subtotal Owned				578,217		60,098	85,000	117,422	64,818
Agropecuaria Anta S.A.	Las Lajitas	Salta		132,000		2,696	—	22,469	—
Subtotal Under Concession				132,000		2,696	—	22,469	—
Total				710,217		62,794	85,000	139,891	64,818

__________________

(1)	Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.
(2)	Does not include sheep or cattle in sold or rented fields.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall, which do not excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2025, we used 27,769 hectares in agricultural production, 5,175 hectares were leased to third parties, and there were 41,067 heads of cattle in this farm.

On October 5, 2023, we sold a fraction of 4,262 hectares fraction of land reserve with productive potential of “Los Pozos” farm, keeping the ownership of approximately 235,300 hectares of the property.

On September 30, 2024, the Company informed that it had sold a 3,630 hectares fraction of land reserve with productive potential of the “Los Pozos” farm. For more information see “Item 4. Information on the Company - A. History and Development of the Company - Significant acquisitions, dispositions and development of business — Agricultural Business —Sale of fraction of “Los Pozos” farm”.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2025, 5,468 hectares were planted for agricultural production, including double crops, and 146 hectares were used for cattle. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2025, the farm had a sown surface area, including double crops, of 5,795 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares and it is located in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2024/2025 crop season, a total of 6,430 hectares were sown, including double crops. The remaining hectares were allocated to land reserves.

La Suiza

“La Suiza” farm has, at the end of the fiscal year, a surface area of 26,371 hectares and is located in Villa Ángela, Province of Chaco. It is used for agriculture and raising cattle. As of June 30, 2025, “La Suiza” had a stock of approximately 8,140 heads of cattle. During the 2024/2025 season, we used 794 hectares for agricultural production and 18,100 for livestock production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003, and has a surface area of 7,860 hectares. It is located in Trenel, Province of La Pampa. As of June 30, 2025, 7,633 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,582 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2024/2025 crop season, 2,526 hectares were used for agricultural production, including double crops. As of June 30, 2025, there were 788 heads of cattle in this farm.

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

Los Sauces

On June 30, 2023, “Los Sauces” farm was acquired and has a surface area of 1,250 hectares for agriculture located in the department of Conhello, in the province of La Pampa. In the course of the 2024/2025 crop season, 1,498 hectares were used for agricultural production, including double crops.

Establecimiento Mendoza

The farm is located on the north of the city of Mendoza, in the department of Lavalle. It consists of 9 hectares, which are currently not in use and are considered land reserves.

Agropecuaria Anta (concession)

The “Agropecuaria Anta” farm is located in the department of Anta, in the western region of Salta Province. It lies approximately 46 km away from Las Lajitas and 87 km from Joaquín V. Gonzaález. The land is held under a 35-year concession agreement, expiring in 2035, with an option to extend for an additional 29 years peridod.

In connection with the abovementioned concession agreement entered into with the state-owned company “Salta Forestal S.A.”, the Governor of Salta issued Executive Orders No. 815/20, 395/21, 396/21, 397/21, 398/21, 129/23, 130/23, 131/23, 132/23, 133/23, 134/23, and 135/23. These Exectuve Orders rejected the appeals filed by Cresud against the fee assessments corresponding to the agricultural campaigns of 2013/2014 through 2020/2021. In response, Cresud filed a number of lawsuits to challenge those executive orders. Meanwhile the Province of Salta filed certain enforcement proceedings and seizure actions to recover the disputed amounts.

However, on December 6, 2024, Cresud and Salta Forestal S.A. executed a settlement agreement, effective as of January 2025, under which all pending executive and administrative legal proceedings between the parties were terminated. Under the terms of the agreement, Cresud committed to pay the claimed fees, and Salta Forestal agreed to return the excess amounts previously seized, and the parties established guidelines for the calculation and payment of future fees. This agreement resolved all existing disputes between the parties as of the date of execution.

Brazil (through our subsidiary BrasilAgro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 8,868 hectares. Jatobá was acquired in March 2007. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2024/2025 season, 6,729 hectares were used for agriculture.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, with a total surface area of 1,373 hectares. The farm was acquired in August 2007. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 24,885-hectare farm, with 14,815 hectares dedicated to agriculture production. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007.

São José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 11,904 hectares devoted to agricultural activities. It was acquired in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,642 hectares, of which 5,424 hectares of arable area and 2,723 for livestock activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 5,753 hectares, of which 3,947 hectares are used for agricultural activities. It was acquired in January 2020.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,208 hectares are agricultural hectares. It was acquired in May 2020.

Panamby

Located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,844 hectares, 5,427 hectares of which are agricultural activities. It was acquired in September 2022.

Paraguay (through BrasilAgro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, with a total area of 58,722 hectares, 11,923 hectares of which are agricultural hectares and 4,543 for livestock activities.

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

On October 16, 2025, the 2nd Room of the Agro-Environmental Court declared the nullity of the Sanitation Final Resolution – RASS No. 0504/2021 of November 25, 2021, up to the Conclusions Report, ordering the Ministry of Environment and Water and the Ministry of Rural Development and Lands to carry out a new re-delimitation of the Guarayos Forest Reserve.

San Rafael

On November 19, 2008, the bill of purchase for the “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 3,109 hectares, which were used for agricultural production during the 2024/2025 crop season.

La Primavera

On June 7, 2011, we acquired the “La Primavera” farm, located in the Province of Guarayos, Republic of Bolivia, with a surface area of approximately 2,356 hectares. During the 2024/2025 season, this farm was used for agricultural production.

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

Cattle

Our cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets. Prices in the cattle market in Argentina are basically fixed by local supply and demand. There is the Mercado Agroganadero (located on the outskirts of Buenos Aires Province), which serves as a benchmark a standard in price formation across the rest of the domestic market. In this market live animals are sold by auction on a daily basis.

Prices at the Mercado Agroganadero are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Customers

For the fiscal year 2025, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos S.A., ACA, GLENCORE, Quilmes, COFCO, Grobocopatel, Molinos Río de la Plata, Boomalt and Viterra. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 91% of the futures and options contracts are closed through the Buenos Aires Grains Exchange and 9% in the Chicago Board of Trade for hedging purposes.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Frigorífico Swift, La Anonima S.A., Colombo y Magliano S.A., Frimsa S.A and and Frigorífico General Pico S.A. at prices based on the cattle market for export and local categories.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2025, our investment in IRSA’s common shares amounts to 54.06%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2025.

Overview

Shopping Malls

As of June 30, 2025, IRSA owned a majority interest in, and operated a portfolio of, 16 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three of which are located in the greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture) and Alto Comahue in the City of Neuquén.

As of June 30, 2025, IRSA portfolio’s leasable area totaled 371,242 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 3,062,900 million in the fiscal year 2025, 2.8% lower than 2024, and ARS 3,151,757 million in the fiscal year 2024. The tenants’ sales of our shopping centers are relevant to our income and profitability because they are one of the factors that determine the amount of rent that we can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

As a subsequent event, on September 17, 2025, we informed that IRSA acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the IRSA’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year. “Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

With this acquisition, as of the date of this Annual Report, IRSA’s shopping mall portfolio includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm. See “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments—IRSA’s Recent Developments— Acquisition of “Al Oeste Shopping.”

The following table shows certain information about IRSA’s shopping malls as of June 30, 2025:

Shopping malls	Date of acquisition/ development	Location	GLA (1)	Number of stores	Occupancy rate (2)		Our ownership interest (3)	Rental revenue
			(sqm)		(%)		(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	20,715	139	98.9		100	38,730
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	37,253	153	98.9		100	37,854
Alto Avellaneda	Dec‑97	Buenos Aires Province	39,849	121	93.0		100	28,201
Alcorta Shopping	Jun‑97	City of Buenos Aires	15,845	106	98.4		100	23,514
Patio Bullrich	Oct‑98	City of Buenos Aires	11,472	89	91.0		100	11,763
Dot Baires Shopping	May‑09	City of Buenos Aires	48,373	159	99.3		80	26,648
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,673	72	100.0		100	13,647
Distrito Arcos	Dec‑14	City of Buenos Aires	14,502	62	100.0		90.0	18,310
Terrazas de Mayo	Dec-24	Buenos Aires Province	33,703	85	88.6		100	2,783
Alto Noa Shopping	Mar‑95	Salta	19,428	83	96.4		100	8,080
Alto Rosario Shopping	Nov‑04	Santa Fe	35,039	128	100.0		100	26,433
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,511	117	97.8		100	12,240
Córdoba Shopping	Dec‑06	Córdoba	15,604	98	99.3		100	9,113
La Ribera Shopping	Aug‑11	Santa Fe	10,572	67	92.0		50	2,460
Alto Comahue	Mar‑15	Neuquén	11,703	82	99.1		99.95	9,079
Patio Olmos (5)	Sep‑07	Córdoba	—	—	—			—
Total			371,242	1.561	97.7	(6)		268,855

__________________

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	IRSA’s effective ownership interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto.
(5)

Does not include the rental revenues of Patio Olmos. IRSA owns the historic building where the Patio Olmos shopping mall is located in the province of Cordoba. The property is managed by a third party.

(6)	Excluding Terrazas de Mayo.

Tenant retail sales

During the fiscal year 2025, the sales of IRSA’s shopping malls tenants reached ARS 3,062,900 million, decreasing by 2.8% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 4.3% compared to previous fiscal year, from ARS 2,237,794 million to ARS 2,142,254 million during the fiscal year 2025, while those in the interior of the country increased by 0.7% compared to previous fiscal year, from ARS 913,963 million to ARS 920,646 million during the fiscal year 2025.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Alto Palermo	354,725	409,246	432,597	356,542	132,501
Abasto Shopping	399,402	427,034	471,889	364,252	117,099
Alto Avellaneda	343,522	325,486	323,055	255,450	96,446
Alcorta Shopping	207,171	237,152	254,672	243,710	101,472
Patio Bullrich	107,006	131,228	141,045	129,068	65,590
Dot Baires Shopping	276,459	266,262	265,300	226,122	89,549
Soleil Premium Outlet	193,646	196,182	175,632	161,575	77,231
Distrito Arcos	209,493	245,204	246,426	209,681	113,671
Terrazas de Mayo	50,830	—	—	—	—
Alto Noa Shopping	113,330	125,855	135,030	128,811	95,644
Alto Rosario Shopping	338,666	330,115	373,557	337,113	202,512
Mendoza Plaza Shopping	193,527	192,827	202,127	191,229	164,907
Córdoba Shopping Villa Cabrera	101,243	105,782	117,459	107,425	67,111
La Ribera Shopping (2)	51,428	51,290	59,246	51,254	24,952
Alto Comahue	122,452	108,094	100,730	81,193	36,879
Total	3,062,900	3,151,757	3,298,765	2,843,425	1,385,564

__________________

(1)

Retail sales based upon information provided to IRSA by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner with a 50% ownership stake.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Clothes and footwear	1,676,386	1,825,399	1,928,404	1,700,925	770,864
Entertainment	89,913	83,808	94,307	67,880	10,482
Home and decoration	80,016	76,655	81,119	76,937	39,799
Home Appliances	371,064	364,942	365,464	268,891	105,739
Restaurants	414,795	406,805	382,356	427,579	219,408
Miscellaneous	76,741	71,769	57,412	45,810	19,353
Services	342,241	321,269	389,703	255,403	160,845
Department Store (2)	11,744	1,110	—	—	59,074
Total	3,062,900	3,151,757	3,298,765	2,843,425	1,385,564

__________________

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions.

(2)	Currently includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30,
	2025		2024	2023	2022	2021
	(%)
Alto Palermo	98.9		99.4	100.0	98.0	98
Abasto Shopping	98.9		99.5	99.5	98.9	100
Alto Avellaneda	93.0		93.7	92.5	81.4	65
Alcorta Shopping	98.4		99.9	96.1	99.7	91
Patio Bullrich	91.0		91.2	92.7	92.4	88
Dot Baires Shopping	99.3		99.3	98.6	83.5	81
Soleil Premium Outlet	100.0		100.0	100.0	100.0	90
Distrito Arcos	100.0		100.0	100.0	100.0	100
Terrazas de Mayo	88.6		—	—	—	—
Alto Noa Shopping	96.4		99.4	100.0	96.7	98
Alto Rosario Shopping	100.0		93.7	93.8	96.3	95
Mendoza Plaza Shopping	97.8		98.6	99.1	91.1	97
Córdoba Shopping Villa Cabrera	99.3		99.5	97.7	100.0	91
La Ribera Shopping	92.0		91.7	96.8	97.1	96
Alto Comahue	99.1		99.4	96.7	97.4	92
Total	97.7	(1)	97.6	97.4	93.1	89.9

__________________

(1)	Excluding Terrazas de Mayo

Rental price

The following table shows the annual average rental price per square meter of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in ARS)
Alto Palermo	1,316,422	1,367,639	1,424,708	1,136,992	484,504
Abasto Shopping	737,605	737,952	770,568	564,617	189,656
Alto Avellaneda	581,345	518,586	530,761	368,740	132,081
Alcorta Shopping	1,023,667	1,036,662	1,081,811	968,942	426,257
Patio Bullrich	697,847	773,999	807,697	556,231	235,932
Dot Baires Shopping	375,561	334,193	346,363	272,223	85,002
Soleil Premium Outlet	722,424	691,097	606,776	520,939	238,424
Distrito Arcos	942,908	1,011,920	1,014,587	810,261	468,467
Terrazas de Mayo	74,245	—	—	—	—
Alto Noa Shopping	336,250	336,799	336,764	298,355	194,851
Alto Rosario Shopping	628,738	581,031	648,623	589,304	322,773
Mendoza Plaza Shopping	249,765	223,886	234,591	195,789	137,697
Córdoba Shopping Villa Cabrera	472,892	451,338	476,927	402,553	235,430
La Ribera Shopping	183,977	171,927	179,540	130,429	39,988
Alto Comahue	650,688	552,748	490,554	362,778	93,621

__________________

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2025 and 2024, we can observe a recovery in rental income, which represented approximately 56% of the segment’s income, while percentage rent, which depends on the sales of our tenants, represented approximately 20% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal years ended June 30,
	2025	2024	2023	2022	2021
	(in millions of ARS)
Base rent	150,216	107,689	98,811	65,919	45,070
Percentage rent	52,998	86,850	101,091	93,523	26,423
Total rent	203,214	194,539	199,902	159,442	71,493
Non-traditional advertising	11,277	8,438	5,372	4,445	2,010
Revenue from admission rights	26,946	24,182	20,740	15,669	14,426
Fees	2,487	2,224	2,155	2,337	2,465
Parking	14,830	11,665	10,847	6,433	683
Commissions	9,869	7,855	5,941	4,590	3,294
Other	232	275	427	471	3,282
Subtotal	268,855	249,178	245,384	193,387	97,653
Other revenues (1)	1,676	1,290	339	181	166
Adjustments and eliminations	—	—	—	—	(368)
Total	270,531	250,468	245,723	193,568	97,451

__________________

(1)

As of June 30, 2025, includes ARS 243.2 million attributable to Patio Olmos ARS 411.7 million attributable to production sponsorship income (BAF), and ARS 1,022.6 million from Re! Outlet stands revenue.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2025	2024	2023	2022	2021
	(in millions of ARS)
Alto Palermo	38,730	38,299	38,745	30,877	14,452
Abasto Shopping	37,854	36,320	35,990	25,517	10,376
Alto Avellaneda	28,201	24,721	24,102	17,388	8,453
Alcorta Shopping	23,514	23,025	22,274	18,949	8,832
Patio Bullrich	11,763	12,005	12,276	8,579	3,874
Dot Baires Shopping	26,648	22,360	21,093	16,135	8,163
Soleil Premium Outlet	13,647	12,650	11,158	9,525	4,542
Distrito Arcos	18,310	18,699	18,125	14,529	7,604
Alto Noa Shopping	8,080	7,527	7,320	6,444	4,413
Alto Rosario Shopping	26,433	24,443	26,215	22,879	13,457
Mendoza Plaza Shopping	12,240	11,024	11,007	9,449	7,055
Córdoba Shopping Villa Cabrera	9,113	8,443	8,428	6,858	4,309
La Ribera Shopping (2)	2,460	2,263	2,228	1,555	580
Alto Comahue	9,079	7,399	6,423	4,703	1,543
Terrazas de Mayo	2,783	—	—	—	—
Subtotal	268,855	249,178	245,384	193,387	97,653
Other revenues (3)	1,677	1,290	339	181	166
Reconciliation adjustments	—	—	—	—	(368)
Total	270,532	250,468	245,723	193,568	97,451

__________________

(1)	Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include Patio Olmos.
(2)	Through IRSA’s joint venture Nuevo Puerto Santa Fe S.A.
(3)

As of June 30, 2025, includes ARS 243.2 million attributable to Patio Olmos, ARS 411.7 million attributable to production sponsorship income (BAF), and ARS 1,022.6 million from Re! Outlet stands revenue.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2025, assuming that none of our tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2025
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	54	12,719	—	—	—
Expired in-force	30	11,697	3.0	1,610	1.1
2026	450	80,906	20.8	44,676	30.2
2027	500	77,529	19.9	35,710	24.1
2028	351	72,362	18.6	41,174	27.9
2029 and subsequent years	181	148,174	37.7	24,752	16.7
Total (3)	1,512	390,668	100.0	147,922	100.0

__________________

(1)	Includes vacant stores as of June 30, 2025. A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2025, of agreements due to expire.
(3)	Does not include unoccupied stores.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2025:

	Number of		Annual	Average annual base rent per sqm		Number of	Annual base rent amount per sqm
Type of business	agreements renewed	Annual base rent	admission rights	New and renewed	Former agreements	non‑renewed agreements (1)	Non‑renewed agreements (1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	321	30,949	6,297	770,002	458,002	518	550,354
Miscellaneous (2)	75	6,662	1,505	814,633	464,646	164	478,511
Restaurant	57	4,512	818	611,865	385,582	179	585,929
Services	18	814	99	167,309	94,480	40	149,783
Home appliances	45	5,443	788	612,296	348,077	51	460,220
Home and decoration	30	1,995	361	375,559	211,167	37	127,172
Supermarket	1	283	—	45,949	20,076	3	14,705
Entertainment	12	2,072	123	134,883	64,902	24	58,754
Total (3)	559	52,730	9,991	547,380	318,082	1,016	335,776

__________________

(1)	Includes vacant stores as of June 30, 2025. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in our portfolio (in terms of sales) as of June 30, 2025 represents approximately 9.3% of IRSA’s gross leasable, 10.6% of the annual basic rent of the shopping mall for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.1	10,771	2.9
Nike	Clothes and footwear	3.4	6,994	1.9
Adidas	Clothes and footwear	2.9	6,150	1.7
McDonald’s	Restaurant	2.8	5,145	1.4
Puma	Clothes and footwear	2.6	5,242	1.4
Total		17.8	34,302	9.3

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

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2025:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	20,715	1.63
	Abasto Shopping (2)	City of Buenos Aires	37,253	2.93
	Alto Avellaneda	Province of Buenos Aires	39,849	3.13
	Alcorta Shopping	City of Buenos Aires	15,845	1.25
	Patio Bullrich	City of Buenos Aires	11,472	0.90
	Dot Baires Shopping (3)	City of Buenos Aires	48,373	3.81
	Soleil Premium Outlet	Province of Buenos Aires	15,673	1.23
	Distrito Arcos	City of Buenos Aires	14,502	1.14
	Terrazas de Mayo	Gran Buenos Aires, Provincia de Buenos Aires	33,703	2.73
	Alto Noa	City of Salta	19,428	1.53
	Alto Rosario	City of Rosario	35,039	2.69
	Mendoza Plaza	City of Mendoza	41,511	3.27
	Córdoba Shopping	City of Córdoba	15,604	1.23
	La Ribera Shopping (4)	City of Santa Fe	10,572	0.83
	Alto Comahue	City of Neuquén	11,703	0.92
Subtotal			371,242	29.22
Cencosud S.A.			279,505	21.99
Other operators			620,317	48.79
Total			1,271,064	100.0

__________________

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total reported square meters, including inactive stores.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner.

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

Information technology

IRSA keeps investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in the shopping malls and learn more about our clients. IRSA continued with the Company digital transformation, extending the use of cloud-based purchases and auctions platform for cost optimization, Robotic Process Automation or RPA automation in different areas. IRSA continues renewing its CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In its shopping malls, with a large flow of vehicles, IRSA has implemented new guided parking systems and digital payment systems. IRSA started using artificial intelligence to improve the work efficiency of its employees.

This year IRSA continued the development of APPA, the application that facilitates the experience of consumers in shopping malls, through which they can pay for parking, book a place for events and shows, redeem gift cards, obtain discounts, benefits and participate in promotions. During the year, users of ¡appa! carried out more than 5.3 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of Corporate benefits.

Offices

Properties

The following table sets forth certain information regarding IRSA’s office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2025:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate (2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2025 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	1,120
Dot Building	Nov-06	11,242	100.0	80	3,256
Zetta Building	May-19	32,173	99.3	80	11,958
261 Della Paolera (5)	Dec-20	3,740	100.0	100	1,959
Total AAA & A offices		50,134	99.6		18,293
B offices
Philips Building (6)	Jun-17	7,940	75.3	100	1,772
Total B offices		7,940	75.3		1,772
Total Offices		58,074	96.2		20,065

__________________

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2025. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2025.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	IRSA owns 10.4% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces.
(6)	The building is fully allocated to the workplace business.

Occupancy rate

The following table shows IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30:

	Occupancy rate (1)
	As of June 30,
	2025	2024	2023	2022	2021
	(%)
República Building (2)	—	—	—	—	66.9
Intercontinental Plaza	100.0	100.0	100.0	100.0	100.0
DOT Building	100.0	79.4	51.6	92.6	84.9
Zetta Building (3)	99.3	100.0	94.6	92.2	84.7
261 Della Paolera	100.0	100.0	100.0	67.1	80.2
Philips Building	75.3	50.6	41.9	81.4	93.1
Suipacha 652/664 (2)	—	—	—	—	17.3
Total	96.2	89.4	68.7	73.3	74.7

__________________

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	The office buildings were sold.
(3)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.

Annual average income per surface area as of the end of fiscal years ended June 30:

	Income per square meter (1)
	As of June 30,
	2025	2024	2023	2022	2021
	(ARS/sqm)
República Building (2)	—	—	—	—	697,270
Intercontinental Plaza	376,041	352,758	339,283	549,358	870,914
DOT Building	289,586	362,465	488,185	348,481	532,003
Zetta Building	374,305	431,541	449,949	465,486	609,413
261 Della Paolera (3)	523,817	765,119	610,374	674,410	410,202
Philips Building	296,208	167,556	293,100	299,652	341,680
Suipacha 652/664 (2)	—	—	—	—	525,061

__________________

(1)	Calculated by dividing annual rental income by the GLA of offices based on our interest in each building as of June 30 for each fiscal period.
(2)	The office buildings were sold.
(3)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2025:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑ renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	4	1,083.8	18,904	24,931	—	—
Philips Building	—	—	—	—	3	133.6
Intercontinental Plaza	—	—	—	—	—	—
261 Della Paolera	—	—	—	—	1	488.5
Zetta Building	1	771.9	22,966	22,009	—	—
Total (6)	5	1,855.7	20,405	23,851	4	622.1

__________________

(1)	Includes new and renewed leases executed in fiscal 2025.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas, terrace area and Workplace (Zetta y Philips).
(6)	Weighted average for total rental income per sqm (new and renewed) and previous rental income per sqm.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2025. This data is presented assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
2026	13	11,434	23	326.6	22
2027	8	8,506	17	273.3	18
2028 and thereafter	6	29,379	60	898.7	60
Total	27	49,319	100	1,498.6	100

__________________

(1)	Includes offices with leases that have not been renewed as of June 30, 2025.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta y Philips).

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

Dot Building

IRSA’s subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant IRSA’s arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier, Salentain, Distrinando and HP, among others.

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

As of June 30, 2025, the building was occupied approximately 91% by Mercado Libre, and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

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

IRSA has 3,740 square meters of property, which are 100% leased to the tenant Globant. It is currently a highly valued asset for large corporations for the acquisition of floors, due to its characteristics and current contracts.

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins our Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 7,940 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA owns 100% of the building and the headquarters of Workplace operate in the building, with an occupancy rate of 75% at the end of the fiscal year ended June 30, 2025. As of the date of this Annual Report, the building is undergoing expansion to achieve full occupancy.

Leases

IRSA generally leases its office spaces and other properties under lease agreements with an average initial term of three years, and a limited number of contracts have been executed with five-year terms. These agreements typically include renewal options for additional periods of two or three years, at the discretion of the tenant. In addition, IRSA has two spaces named “Workplace by IRSA”, which IRSA leases as a co-working place, that are fully equipped and all inclusive by using services contracts with semi-annually and annually average term.

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

In the premium office segment, IRSA competes with other relevant market players, such as RAGHSA S.A., who together with IRSA represent the 2 most important players.

Hotels

Hotel activity recorded a decline in revenues and occupancy during this year as a result of the appreciation of the Argentine peso against the U.S. dollar . Nevertheless, the exclusive Llao Llao resort, which IRSA owns in the city of Bariloche, in southern Argentina, continues to be a major attraction for the high-income segment, while the Libertador and Intercontinental hotels in the city of Buenos Aires target the corporate segment. We are working on new proposals for product improvement and differentiation in anticipation of the full recovery of conventions and corporate events. During the fiscal year 2025, IRSA kept its 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2025	2024	2023	2022	2021
Intercontinental (3)	11/01/1997	76.34	313	67.8	172,607	20,914	24,018	21,331	8,924	2,398
Libertador (4)	03/01/1998	100	200	54.6	117,736	7,388	9,592	8,464	3,300	788
Llao Llao (5)	06/01/1997	50	205	56.5	464,561	36,294	52,230	47,717	35,794	13,680
Total			718	60.9	236,245	64,596	85,840	77,512	48,018	16,866

__________________

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

Hotel Intercontinental, City of Buenos Aires

In November 1997, IRSA acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with a swimming pool. The hotel was completed in December 1994 and has 313 rooms.

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

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro

In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. 50% is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from the City of San Carlos de Bariloche, and it is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, fitness facility, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts, and spas. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 205 rooms. Throughout the year 2025, renovation works continued in the rooms of the Bustillo wing, where 47 rooms are currently undergoing upgrades and refurbishment. This phase of the renovation is expected to be completed during the first quarter of 2026.

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

In the fiscal year ended June 30, 2025, revenues from the sale and development of properties amounted to ARS 12,761 million, compared to ARS 12,891 million posted in the fiscal year ended June 30, 2024.

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

This segment is expected to increase its activity in the coming years, both through own developments and land swap transactions, given the recent launch of several residential projects, most notably Ramblas del Plata, which has a development potential of approximately 866,000 sqm, of which 693,000 sqm are salable.

The following table shows information about IRSA’s land reserves as of June 30, 2025:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	1,610	4,820
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,694	3,987
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	608	1,332
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,339	8,115
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,515	2,600
Ramblas del Plata – First stage swaps	100	Jul-97	—	—	—	16,885	87,890
Caballito Ferro Plot 1 – City of Buenos Aires	100	Jan-99	—	—	—	2,908	6,278
Ezpeleta plot (Quilmes II)	100	Apr-22	—	—	—	56,491	17,048
Total Barter Agreements (Residential)			—	—	—	84,050	132,070

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	184,813	734,175	—	587,341	419,278
La Plata - Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	8,657
Polo Dot mixed uses expansion – City of Buenos Aires (6)	80	Nov-06	12,800	—	—	38,395	37,867
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	37,311
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	9,890
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	14,557
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Subtotal Mixed-uses			11,368,566	5,563,283	—	701,013	527,560
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	13,376
Zetol – Uruguay	90	Jun-09	—	—	—	65,450	6,535
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	58,494	4,936
Parcelas Rosario – Santa Fe	100	Nov-24	13,750	48,126	—	41,390	14,835
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	42,800	5,852
Subtotal residential			36,517	162,318	—	239,391	45,534
La Plata - Greater Buenos Aires	100	Mar-18	30,780	35,212	22,844	—	6,142
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	10,627
Subtotal retail			33,167	44,112	30,644	—	16,769
Polo Dot – Zetta – City of Buenos Aires	80	Nov-06	—	—	15,940	—	46
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	5,931
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	9,400	7,500	—	2,176
Córdoba Shopping adjoining plots – Córdoba (2)	100	May-15	5,365	5,000	4,823	—	2,412
Subtotal offices			13,079	28,090	37,763	—	10,565
Total future developments			11,451,329	5,797,803	68,407	940,404	600,428
Other land reserves (1)			3,305,974	—	—	—	19,514
Total land reserves			14,757,303	5,797,803	68,407	940,404	619,942

97

__________________

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

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.
(6)	Applicable to the expansion of the Zetta Building.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2025:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	17,718	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		53,521
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Córdoba Shopping	100	7,000	Cordoba
Total in offices + residential		41,119
Total expansions		94,640

Intangibles – Units to be received under barter agreements

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

IRSA owns an airspace, known as “Human Abasto,” to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, IRSA and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which the Company acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

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

In addition, as of June 30, 2025, the construction work of Tower 1 had been completed and has begun commercialization, while the construction of Tower II, already underway, was 18% complete.

Trusts: Ancón (Luis M. Campos 100 and Ancón) and Figueroa Alcorta 6464

On February 9, 2021, as a result of the reorganization of Manibil S.A., IRSA received a participation in three trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 608 sqm and 6 garages units would correspond to IRSA. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended; and

•	Figueroa Alcorta 6464 Trust: corresponds to 1,786 sqm of apartments and 11 garage units. As of June 30, 2025, the work has started and has been completed by more than 50%.

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

On July 11, 2024, the General Direction of Environmental Impact of the Secretary of Sustainable Development, under the Ministry of Environment and Circular Economy, indicated that the project is not subject to the Environmental Impact Assessment Procedure requested from the Developer by the Municipality of Córdoba. As of June 30, 2025, construction had already commenced with a progress of 10%.

Ramblas del Plata – Permutas Etapa 1

For more information see “Item 4. Information on the Company — B. Business Overview - Sale and Development of Properties and Land Reserves—Mixed uses – Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires”.

Caballito Ferro Plot 1 – City of Buenos Aires

For more information see “Item 4. Information on the Company — B. Business Overview - Sale and Development of Properties and Land Reserves—Mixed uses – Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires”.

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2025, the works are at an advanced stage and IRSA had sold 41 single-family lots received in exchange transactions for approximately USD 6.3 million.

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

With the issuance of the Environmental Aptitude Certificate in December 2024, Phase A of the project’s infrastructure works began, starting with earthmoving tasks, followed by sheet piling installation, as well as road and stormwater networks, buffer planting, and bay remediation. In January 2025, commercialization of the project began.

During the fiscal year 2025, IRSA signed 2 sales agreements and 11 barter contracts with various developers for 13 lots of the extended first phase of “Ramblas del Plata” project.

After the end of the fiscal year, on July 17, 2025, IRSA executed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the plots. As part of this modification, an additional USD 3.5 million was paid in cash and the price was increased by the delivery of saleable square meters valued at USD 3.6 million. This transaction added USD 7.1 million in value to the original agreement, corresponding to 5,000 additional saleable square meters because of the change in the lot in question.

The plots have an estimated saleable area of 110,585 square meters, and the transactions amount to approximately USD 81,1 million.

“Phase I” extended consists of 20 lots totaling approximately 163,800 square meters, which represents 23.4% of the project’s total saleable area, and currently, seven lots remain available for commercialization.

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

As of June 30, 2025, construction of the Distrito Diagonal Shopping Mall had commenced, with preliminary tasks, earthworks and stormwater drainage. During the fiscal year ended June 30, 2025, several bids were awarded, including the concrete structure, the steel structure, and the external gas works.

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

As of June 30, 2025, the development is awaiting the resolution of an appeal filed with the GCBA.

Luján Plot of Land – Luján, Province of Buenos Aires

This 115-hectare plot of land is located in the 62 Km of the West Highway, in the intersection with Route 5 and was originally purchased by CRESUD from Birafriends S.A. for USD 3 million. In May 2012, IRSA acquired the property through a purchase and sale agreement entered into between related parties, thus becoming the current owner. IRSA’s intention is to carry out a mixed-use project, taking advantage of the environment consolidation and the strategic location of the plot. As of the date of this Annual Report, the change of the zoning parameters is completed.

La Adela – Buenos Aires

During 2015 IRSA acquired the “La Adela” land reserve with an area of approximately 987 hectares, located in the District of Luján, Province of Buenos Aires, that was previously owned by CRESUD. Given its degree of development and closeness to the City of Buenos Aires, IRSA intend to develop a new real estate project.

Puerto Retiro – City of Buenos Aires

At present, Puerto Retiro S.A. has an 8.2 hectares plot of land, which is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

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

On July 26, 2024, the CSJN ruled on the various complaints filed by the parties. With respect to the civil action, it upheld the extraordinary appeals filed by Tandanor and the Ministry of Defense and resolved unanimously to: (i) overturn the appealed cassation judgment regarding the statute of limitations of the civil action (ordering a new ruling based on the doctrine of arbitrariness of judgments); and (ii) confirm the forfeiture of Plant I, although ordering its restitution to Tandanor instead of to the Argentine Government, clarifying that the forfeiture itself was upheld. While the CSJN clarified that its decision does not imply addressing the merits of the civil action claim, it did order that the competent Court issue a new resolution taking into account the defenses raised by Tandanor and the Ministry of Defense in their responses to the statute of limitations objection, particularly regarding the date on which the limitation period began to run. As a result, the case was assigned to Chamber IV of the Federal Criminal Cassation Court, which reconstituted its members in order to issue a new judgment in compliance with the CSJN’s decision. Judges Carvallo and Borinsky recused themselves, being replaced by Judges Yacobucci and Barroetaveña. Judge Gustavo Hornos did not recuse himself from continuing to intervene in the case, despite having participated in the ruling that the CSJN overturned. In light of this, Puerto Retiro S.A. challenged Judge Hornos for objective cause. Chamber IV of the Court rejected the recusal motion. Consequently, an extraordinary federal appeal was filed against such decision, which was rejected by judgment rendered and notified on March 28, 2025. Against such ruling, within the legal term, a complaint appeal was filed for denial of the extraordinary appeal, which as of the date hereof remains pending.

In parallel, on May 26, 2025, a hearing was held under Articles 465 (last paragraph) and 468 of the Argentine Criminal Procedure Code, where the parties presented their arguments. Finally, on June 24, 2025, Chamber IV of the Federal Criminal Cassation Court – composed of Judges Gustavo M. Hornos, Diego G. Barroetaveña and Guillermo J. Yacobucci – notified Puerto Retiro S.A. of its judgment unanimously resolving to annul operative items “II” (upholding the statute of limitations defense of the civil action) and “XVIII” (granting the forfeited property to the Argentine Government rather than to Tandanor) of the appealed decision rendered by TOCF No. 5, and remand the case to the lower court for a new ruling on the statute of limitations defense of the civil action and the destination of the forfeited property. In summary, the Cassation Court issued a new ruling following the CSJN’s guidelines and ordered TOCF No. 5 to issue a new decision on the statute of limitations defense of the civil action, taking into account both the CSJN’s decision and the present ruling by the Cassation Court, as well as regarding the destination of the forfeited property (in favor of Tandanor). The case was remanded to TOCF No. 5.

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

Residential

Caballito Block 35 – City of Buenos Aires

In October 2011, we acquired a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out in the above mentioned property. In July 2018, the CSJN issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2025, the work for the concrete structure of the first tower (“Tower 3”) was completed and the completion of the internal masonry works of Tower 1 was at an advanced stage. Zetol S.A. and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A., a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of VAM and Zetol S.A., for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

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

On June 18, 2025, two lots belonging to the ‘Distrito Boating’ were exchanged, on which three residential buildings of identical characteristics will be developed under construction-related tax benefits, denominated Promoted Housing regime.

On July 3, 2025, IRSA entered into an agreement with the Municipality of Canelones, which certified the infrastructure works carried out to date by Vista al Muelle and Zetol for a total amount of USD 4.5 million.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Rosario Lots adjacent to Alto Rosario – Rosario, Province of Santa Fe

On the land where the Alto Rosario Shopping Mall is located, there is a section identified as Lot 1B with a surface area of 84,189 sqm. On December 27, 2024, a subdivision was carried out, generating four lots totaling 48,126 sqm with a maximum floor area ratio (FAR) of 3.5.

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

As of June 30, 2025, as a result of the entry into force of the new Urban Planning Code of the Autonomous City of Buenos Aires on January 1, 2025, which introduced new urban codifications, the buildable area was adjusted to 7,500 sqm.

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

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting on the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which IRSA acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee. Other non-related companies also participate as money trustors in the trust.

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

By Resolution No. 7/MDECGC/24 dated November 1, 2024, the GCBA resolved to lift the suspension imposed by Resolution No. 1078/MHFGC/24, for the purpose of continuing with the proceedings related to the adjustment of the downtown area transformation projects as agreed under the respective agreements. Furthermore, on October 29, 2024, the GCBA, on the one hand, and Banco Hipotecario together with the trustee of the trust, on the other, entered into an agreement pursuant to which the latter adjusted the project so that the maximum investment amount to be considered per square meter would not exceed the maximum amount established therein, and agreed to defer the collection of the benefits corresponding to the investments to be made, thereby rescheduling the construction and investment timeline of the project originally submitted.

As of the date of this Annual Report, construction works have begun. Any modification to the reimbursement regime established by the GCBA could affect the scope or timing of the project.

Others

Banco Hipotecario

As of June 30, 2025, IRSA held a 29.12% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 52 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including a wide range of individual and corporate loans, deposits, credit and debit cards and related financial services to individuals, small-and medium-sized companies, and large corporations. As of June 30, 2025, Banco Hipotecario’s shareholders’ equity was ARS 520,633 million, its consolidated assets were ARS 3,533,572.8 million, and its net income for the three-month period ended June 30, 2025, was ARS 19,436 million. Since 1999, Banco Hipotecario’s shares have been listed on the BASE in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 40,522.8 million as of December 31, 2020, ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023, ARS 528,543 million as of December 31, 2024 and ARS 808,788 million as of June 30, 2025.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2025, its capital markets debt representing 7% of its total funding.

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

La Rural (convention centers and fairs activities) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by IRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA has an indirect participation of 35%.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During fiscal year ended June 30, 2025, La Rural S.A. consolidated its leadership in the trade fair and events business in Argentina. The fiscal year began with a successful edition of the 2024 Rural Exhibition, which achieved a remarkable public turnout, full occupancy and solid commercial results, in a context of high political and economic expectations. Throughout the fiscal year, numerous events were held, most notably a new edition of “Celebration,” which brought together more than 50 year-end celebrations and reached its highest operating level since its launch in 2004, reaffirming La Rural as a benchmark venue for this type of corporate events. The upcoming fiscal year presents challenges given the electoral context and the tight operating margins in the sector.

As for the Buenos Aires Convention Center, it maintained stable occupancy in 2025, consolidating its position as a venue for congresses, conventions and institutional events. Throughout the fiscal year, its activity increased progressively, with a diverse and growing agenda that reflects its potential as a benchmark space in the segment. In addition, the Buenos Aires Convention Center strengthened its internationalization strategy, participating in global fairs in search of new congresses, in line with a more globally integrated Argentina.

We are appa S.A. (formerly Pareto S.A.)

On October 8, 2018, the Company We are appa S.A. was incorporated, with the social purpose of design, programming and development of software, mobile and web applications. As of June 30, 2025, We are appa S.A. had 42 employees and IRSA’s share of “We are appa” reached 93.63%.

The mission of “We are appa’s” is to transform the physical in-store shopping experience through the use of artificial intelligence and data science, connecting brands and consumers. Through its proprietary technology, ¡appa! reduces frictions in the purchasing process, enhances decision-making and boosts conversion at the point of sale.

Through its application, ¡appa!, “We are appa” provides shopping malls and tenants a 100% digital customer loyalty system through which they can communicate with visitors, enhancing their visiting and shopping experience.

During the fiscal year ended June 30, 2025, users of ¡appa! carried out more than 5.3 million transactions on the platform, including consumption in shopping malls, use of parking spaces, and redemption of corporate benefits. Of these, approximately 5.2 million visitor transactions were identified in IRSA shopping malls, corresponding to consumption of more than ARS 46,800 million by 970,000 users. This information allows the teams of the shopping malls to manage their communications and actions in a more efficient and segmented way that results in greater loyalty and attractiveness of the shopping malls’ proposal towards its visitors.

Avenida Inc.

As of June 30, 2025, IRSA indirectly owned 2.71% of Avenida Inc., a company dedicated to the e-commerce business.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2025, IRSA indirectly owned 14.82% of Comparaencasa Ltd.

Shefa Holding LLC (“Shefa”)

Shefa, IRSA’s wholly owned subsidiary, identifies selective investment opportunities in retail projects, prioritizing sectors with high growth potential. Its mission is to create an ecosystem of complementary companies in the retail and technology industries, capitalizing on opportunities that enhance the consumer experience, optimize processes, and generate long-term sustainable value. Shefa invests in businesses that integrate physical retail with digital solutions, promoting omnichannel strategies and providing retailers of all scales with the technological capabilities of major platforms.

Shefa’s current portfolio includes solutions in payments, last-mile logistics, e-commerce, audiences, and data, generating cross-sector synergies that accelerate the validation, distribution, and monetization of new business models. One of its main investments is Turismo City, which is described below.

Turismo City

As of June 30, 2025, the Company owns indirectly 9.28% of Rundel Global Ltd., commercially known as Turismo City, which is a company that holds interest in different business related with tourism and travel assistance in Argentina, Brazil and Chile.

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

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the SENASA, which is an entity within the Agro-industry Secretary that oversees farming and animal sanitary activities.

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

 Brasilagro is in the process of obtaining environmental licenses for some operations. As of the date of this Annual Report, Brasilagro issued 41 new environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

 As of June 30, 2025, 60,610.65 hectares, or approximately 30% of the total area of Brasilagro properties, consisted of protected areas.

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

 In accordance with the applicable regulations, we are unable to identify with certainty what percentage of our share capital is held by foreign final beneficiaries. If the relevant authorities in Brazil conclude that we should be considered a foreign company for the purposes of Law No. 5,709/71, we may be subject to challenges involving acquisitions and leases made by the Company after the approval of the AGU-LA- 2010 Opinion, and the possible application of Law No. 5,709/71 could result in substantial delays in our future acquisitions of rural properties and our inability to obtain the necessary approvals. In addition, acquisitions made in breach of existing restrictions may be declared null and void.

 The applicability of Law No. 5,709/71 is being discussed in the Original Civil Action (Ação Cível Originária) No. 2,463 and in the Action for Breach of Constitutional Provision (Ação de Descumprimento de Preceito Fundamental) No. 342, both before the Brazilian Supreme Court (STF). The first action (Original Civil Action No. 2,463) concerns the Opinion No. 461/2012-E of the General Inspectorate of Justice of the State of São Paulo (Corregedoria-Geral de Justiça do Estado de São Paulo), which established that notaries and real estate registry officials of the State of São Paulo would be exempt from complying with the restrictions imposed by Law No. 5,709/71 and by Decree No. 74,965/74. The second action (Action for Breach of Constitutional Provision No. 342), which is related to the first lawsuit, was filed on April 16, 2015 by the Brazilian Rural Society (Sociedade Rural Brasileira) questioning the applicability of paragraph 1, article 1, of Law No. 5,709/71 and consequently, of the opinion issued by the Federal Attorney General’s Office (AGU) in 2010.

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

Leases

On December 20, 2023, President Milei enacted Emergency Decree No. 70/2023, which introduced amendments to certain provisions applicable to lease agreements, including the repeal of Law No. 27,551 and the amendment of specific articles of the Argentine Civil and Commercial Code. The Decree 70/2023 became effective on December 29, 2023. The principal changes introduced with respect to real estate lease agreements include the following:

1. Elimination of statutory minimum lease terms. The statutory minimum terms previously applicable to real estate lease agreements have been eliminated. Accordingly, as from the effective date of the Decree No. 70/2023, lease agreements for real estate, regardless of their intended use (residential or otherwise), may be entered into for such term as may be agreed by the parties. In the absence of an express contractual term, the default terms under the Civil and Commercial Code shall apply: two years for permanent housing with or without furniture, three years for all other purposes, and, in the case of temporary leases, the term established by the customs and practices prevailing at the location of the leased property.

2. Currency and adjustment mechanisms. The Decree No. 70/2023 expressly authorizes the rent to be denominated either in legal tender (Argentine pesos) or in foreign currency (U.S. dollars, euros, etc.). Where rent is denominated in foreign currency, the tenant may not compel the landlord to accept payment in any other currency (e.g., pesos). The parties may freely determine the index applicable to rent adjustments. In the event the index selected by the parties ceases to be published, the official index of similar characteristics published by INDEC shall apply. In the case of leases denominated in foreign currency, if the selected index ceases to be published, the applicable index shall be the official index of similar characteristics performing the same function in the jurisdiction of the currency of payment.

3. Payment frequency and guarantees. The parties may freely determine the frequency of rent payments, provided that such frequency is not less than one month. Accordingly, advance payments covering future periods of the lease term may be agreed (e.g., six months, one year, etc.). The parties may also freely agree upon the amount and currency of security deposits and guarantees.

Limitations on lease terms. Pursuant to the Civil and Commercial Code, the maximum duration of lease agreements cannot exceed fifty years for any purpose (with a maximum of twenty years for residential leases). In practice, lease agreements in Argentina generally range between three and ten years.

Right of early termination. The Decree No. 70/2023 further provides that tenants may unilaterally terminate the agreement at any time, without prior notice or minimum elapsed term, subject to the payment of an early termination penalty equal to ten percent (10%) of the rent outstanding for the remainder of the contractual term, calculated from the date of notification of termination through the contractually agreed expiration date.

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

Other Regulations

Consumer Relations. Consumer or End User Protection. The Argentine Constitution expressly states in Article 42 that consumers and users of goods and services have the right to protection of their health, safety, and economic interests in consumer relationships. Law No. 24,240 on Consumer Protection, along with its amendments, regulates various issues concerning the protection of consumers and end users within a consumer relationship, both in arrangements and contract formation. The purpose of the Consumer Protection Law, as well as the relevant parts of the Argentine Civil and Commercial Code, is to regulate the constitutional right granted to the weaker party in a consumer relationship. It aims to prevent potential abuses arising from the stronger bargaining position of products and service providers in a market economy where standardized contracts or adhesion to pre-established general clauses are common.

For this reason, the Consumer Protection Law and the Argentine Civil and Commercial Code consider certain contractual provisions in agreements with consumers or end users to be null and void. These include clauses that:

(1)	disort obligations or limit liability for damages.

(2)	imply a waiver or restriction of consumer rights and an expansion of the seller’s rights.

(3)	impose a reversal of the burden of proof to the detriment of the consumer.

Additionally, the Consumer Protection Law imposes penalties that can be applied independently or joinly ranging from warnings and fines of 0.5 to 2,100 times the basic food basket for a household (as published by the INDEC), to the seizure of goods, closure of an establishment for up to 30 days, suspension of up to 5 years from state supplier registries, and even the loss of concessions, privileges or special tax or credit regimes enjoyed by the sanctioned party.

The Consumer Protection Law and the Argentine Civil and Commercial Code define consumers or end users as individuals or legal entities who acquire or use goods or services, for a fee or for free, for final use or for their own benefit, or the benefit of their family or social group. Both laws also consider anyone who, without being a party to a consumer relationship, acquires or uses goods or services as a consequence of or on the occasion of such a relationship, for a fee or for free, for their own final use or for the benefit of their family or social group, to be equivalent to consumers.

Furthermore, the Consumer Protection Law defines providers of goods and services as individuals or legal entities, both public and private, who, professionally, even if occasionally, produce, import, distribute or market goods or provide services to consumers or users.

The Argentine Civil and Commercial Code defines a consumer contract as one entered into between a consumer or end user and an individual or legal entity acting professionally or occasionally, or with a private or public company that produces goods or provides services, whose purpose is the acquisition, use or enjoyment of goods or services by consumers or users for their private, family or social use.

It is important to note that the legal protection granted to consumers and end users covers the entire consumer relationship, from the product or service offer itself, and not just the contractual stage or its consequences.

The Consumer Protection Law establishes a system of joint liability, meaning that for damages caused to a consumer resulting from a defect or risk in the product or service provided, the producer, manufacturer, importer, distributor, provider, seller and anyone who has put their brand on the product or service will be held liable.

The Consumer Protection Law excludes services provided by liberal professionals who require a university degree and a license granted by officially recognized professional organizations or government authorities. However, the law does regulate the advertising fot the services of these professionals.

The Consumer Protection Law stipulates that the information included in an offer directed at an undetermined number of potential consumers, is binding on the offeror during the offer period and until its public revocation. It also determines that the specifications included in advertisements, announcements, brochures, circulars or other media are binding on the offeror and are considered part of the contract concluded with the consumer.

Through Resolution No. 104/05 of the Technical Coordination Secretariat of the Ministry of Economy, Mercosur Common Market Group Resolution No. 21/2004 was incorporated into the Consumer Protection Law. This resolution requires all those engaged in commercial activities on the internet (e-business) to clearly and precisely disclose the characteristics of the products and/or services offered and the terms and conditions of sale. Failure to comply with the terms of the offer is considered an unjustified refusal to sell and is subject to penalties.

In 2014, through Law No. 26,993, the "System for Conflict Resolution in Consumer Relationships" was established, which included the Pre-litigation Conciliation Service in Consumer Relationships (“COPREC” and in Spanish “Servicio de Conciliación Previa en las Relaciones de Consumo”). This service allowed consumers and end users to file claims for amounts not exceeding a fixed sum equivalent to 55 times the minimum vital and mobile wage. However, the Argentine Government dissolved the COPREC through Decree 55/2025, which was in effect until February 2025. Consumers can still file their claims for free through administrative channels, such as the Single Window for Consumer Protection or various municipal and provincial offices.

Specifically, in the City of Buenos Aires, claims can be filed for free either through the City's Consumer Protection office or via the "Mi Reclamo" portal of the City's Council of the Judiciary. These prior instances must be exhausted before a judicial claim can be filed. The jurisdiction of the former National Consumer Court was transferred to the Court of Administrative, Tax, and Consumer Relations of the City of Buenos Aires, which is governed by Law 6407. This law created the Procedural Code for Justice in Consumer Relations in the City of Buenos Aires, giving this court jurisdiction over all consumer disputes within the city.

Additionally, in the City of Buenos Aires, consumers can seek a pre-litigation mediation under Law 26,589. If the claim is not resolved, they can initiate a judicial process with the ordinary National Justice system. It is expected that a considerable portion of the claims filed against us will likely be resolved within these systems. We also must not forget the full validity of the existing administrative complaint channels in the provinces, where potential claims can also be filed.

Antitrust Law

Argentina's Antitrust Law (Law No. 27,442) aims to prevent and punish anticompetitive practices by requiring administrative authorization for transactions that constitute an economic concentration, such as mergers, acquisitions of control, or transfers of goodwill.

A transaction must be filed with the National Commission for the Defense of Competition CNDC for analysis and authorization if the total business volume of the involved companies in Argentina exceeds 100 million Mobile Units (UM), a value that has been updated to ARS 1,102.28 by Resolution 21/2025 from the Secretariat of Industry and Commerce. The "total business volume" is defined as revenue from the sale of products, provision of services, and direct subsidies, excluding discounts and taxes.

While the filing can currently be made either before or within a week after the transaction, it's important to note that upon the establishment of the new CNDC, filings will only be accepted in advance. The CNDC has the power to authorize the transaction, subject it to certain conditions, or reject it. There are specific exemptions to the notification obligation, including when the transaction value and the value of assets in Argentina do not exceed 20 million UM (ARS 22,045,600,000).

However, the transaction must still be notified if the aggregate value of all transactions by the companies in the previous 12 months exceeds this same threshold, or 60 million UM (ARS 66,136,800,000) in the previous 36 months. As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceeds the relevant thresholds, we must provide notice to the CNDC of any concentration unless an exception under Section 11 of the Antitrust Law applies.

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

We work with schools, community centers and NGOs throughout Argentina. In the eight rural schools located in Salta, Santa Fe and Chaco, we focus our Social Responsibility programs taking education, health, and environmental care as pillars, while we have made building improvements. In our property “Los Pozos”, located in the north of Argentina and where have six rural schools, many students are already attending and graduating from high school remotely through satellite internet and we plan to improve the educational level by working together with civil organizations.

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

We are aware of the impacts caused by the activities we develop, and we strive to prevent and mitigate them. The responsible management of natural and human resources and the protection of the environment is part of our daily tasks:

•	We comply with applicable and current regulations at the municipal, provincial, and national levels.

•	We evaluate the environmental aspects and impacts of our operations and take prevention and control measures to reduce and mitigate them: We work in interdisciplinary teams to address the impacts and prevention and control measures.

•	We make rational and efficient use of natural resources, applying the best practices in our fields, homes, and offices.

•	We promote differentiated waste management through reduction, reuse, and recycling.

•	The gates of our fields are open to the community, regulatory bodies, customers, suppliers, employees, and other interested parties to share our work model, technological innovations and the results achieved.

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

During the 2024/2025 campaign, we certificated a volume of 970 tons under this program.

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

CRESUD began 2023 certifying soybean lots under RTRS standards at the El Tigre farm, located in La Pampa. In 2024, we incorporated the La Gramilla farm, in the province of San Luis.

For 2025, we decided to expand certification to more owned farms, such as San Pedro (province of Entre Ríos) and Los Sauces (La Pampa), and also to leased farms: Los Talas (Entre Ríos), Chapultepec and El Descanso (province of Buenos Aires), and two additional farms: El Chara and La Celia, located in the province of Córdoba.

With this expansion, we reached a total of 18,875 hectares of certified soybean and corn, both in owned and leased farms.

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

During the 2024/2025 season, we marketed a volume of 5,400 tons under this program.

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

During the 2024/2025 campaign we allocated a total of 8,264.6 hectares of NON-GMO crops in Argentina.

Indigo – Regenerative Agriculture Practices Valorization Program

During the 2024/2025 season, we participated with a volume of 18,500 tons of yellow corn and 6,000 tons of soybeans, from lots where valorized regenerative agricultural practices were implemented.

Among these practices are:

•	No-till seeding
•	Cover crops
•	Use of biological products, among others.

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

Fundación IRSA

Fundación IRSA was created in 1996 with the aim of fostering initiatives that promote the integral development of individuals, with a special focus on education, human well-being, and social inclusion and support to vulnerable communities. We support civil society organizations because we believe in the power of networking, which enhances individualities and promotes sustainable relationships.

The work of Fundación IRSA is organized around three action areas that chart innovative towards a more equitable and integrated community. These pillars are:

•	Education: We promote education, access to culture and educational research as key tools for personal and collective development. Through programs and partnerships, we foster opportunities in both formal and non-formal settings, with an approach based on diversity and identity. Since our inception, we have financed the Education Observatory, which generates reliable data to improve public education policies. Since 2024, we have been part of the governance body of the Literacy and Secondary Education Advocacy Table of the Group of Foundations and Companies (GDFE). In addition, for the tenth consecutive year, we will support more than 60 tertiary students in their Nursing studies, contributing to their entry into the healthcare system.

•	Human well-being: We understand well-being as a comprehensive right that encompasses the physical, emotional and social dimensions. Since 2014, we have contributed state-of-the-art equipment and technology to hospitals and healthcare centers throughout the country. In addition, we work alongside specialized organizations addressing specific diseases, and promote the ongoing training of healthcare professionals, understanding that access to quality medical care requires not only resources, but also continuous training and updating. Through the Nutrir Program, we provide sustained support to 10 community kitchens with the supply of fresh food, including meat, fruits, vegetables and dairy products. In 2025, the program expanded with new partners and kitchens, and strengthened its coordination with organizations dedicated to food recovery.

122

•

Insertion / inclusion: We address two core challenges: employability and the prevention of violence. We support Asociación Civil Diagonal, which provides training and assistance to people over 45 years of age, and finance the +45 Observatory, which produces knowledge on the labor challenges faced by this age group. With respect to violence, we are the main funder of the Observatory on Initial Practices for Addressing Child Abuse, and we work together with “Red por la Infancia” in the development of certifications, prevention guidelines and protocols for educational, community and tourism environments, in order to guarantee childhoods free of violence.

New Lines of Action

In 2025, we began to explore emerging topics such as mental health and active longevity, with the objective of identifying opportunities for innovative intervention in response to growing challenges that affect people’s well-being. These lines pave the way for new partnerships and proposals that reinforce our vision of comprehensive human development.

We explore new emerging topics such as mental health and active longevity, recognizing their increasing social relevance.

Our Commitment

In 2025, we worked with more than 79 social organizations and made a direct social investment of ARS 828,894,598.

We evaluate our projects through qualitative and quantitative indicators that allow us to continuously improve. Looking ahead, we renew our commitment to active listening, knowledge generation and on-the-ground engagement to build collective solutions with real and sustainable impact.

“Puerta 18” Foundation

“Puerta 18” Foundation is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations, and talents in young people through the multiple resources offered by technology.

Over its 17 years, more than 5,500 young people have received free training, and today more than 350 have found employment in areas related to their training at the institution. This sustained growth reaffirms the “Puerta 18” Foundation’s commitment to building real opportunities for youth. Thanks to the recognition from the IGJ (General Inspection of Justice) so that, under Section 81c, donations continue to be deductible from income tax, which has allowed us to strengthen partnerships with companies and expand the impact of our actions.

“Puerta 18” Foundation’s educational approach continues to be centered on the interests and needs of each young person. Educators act as facilitators, promoting meaningful learning in disciplines such as Graphic Design, Photography, UX, Programming, Video Production, 3D Modeling and Animation, Video Games, Robotics, among others. In addition, the Foundation has a Child and Youth Protection Policy, designed in line with the guidelines of international organizations, which ensures a safe, respectful and caring environment for all participants.

Currently, the Foundation offers activities for an average of over 70 young people per day, both in the 13-18 age group and those over 18, focusing all its actions at the Zelaya Street headquarters. Additionally, together with #Digtar and #programarte, they have awarded scholarships to 80 young people to continue their educational studies at other institutions, expanding their social capital, deepening their knowledge, and significantly improving their job prospects.

During 2025, “Puerta 18” Foundation consolidated significant institutional progress that strengthened its mission of supporting young people in the development of their educational, personal and professional paths. A new specific role focused on job intermediation was incorporated, with the objective of enhancing support in the transition to the labor market, providing concrete tools for professional integration.

The space for young people between 13 and 18 years of age was selected as a venue for ACAP (Workplace Orientation Activities) of the Government of the City of Buenos Aires. These pedagogical experiences in the field, aimed at fifth-year high school students, seek to bring them closer to the labor market, cultural activities and higher education, promoting meaningful learning in real contexts and strengthening their life projects. With the expectation of receiving more than 100 students during the year, this initiative expands the Foundation’s reach and its articulation with the formal education system.

In line with its commitment to the third sector, diversity and inclusion, the Foundation established new partnerships with entities such as Contratá Trans, promoting equity in recruitment and hiring processes, and Fundación Navarro Viola, which works with elderly people, generating intergenerational exchange and mutual learning opportunities. In addition, “Puerta 18” Foundation became a member of RACI (Argentine Network for International Cooperation), a network that connects organizations to strengthen institutional capacities and foster international cooperation. Through this membership, it participates in training, coordination and institutional strengthening spaces, sharing experiences and best practices with other institutions in the country.

Strategic alliances were also maintained with Asociación Civil Minu, with whom the educational video game C35: Misión Derechos was developed, an interactive initiative aimed at adolescents to promote knowledge and exercise of their rights. Along the same lines, together with Fundación Encontrarse —which works for a more just, inclusive and diverse society—, spaces for exchange were promoted that enriched the institutional proposal.

On the communications front, the Foundation began a new stage with the agency Alurralde, Jasper y Asociados, professionalizing its external communications strategy and strengthening its institutional positioning. Within this framework, a comprehensive renewal of the website (puerta18.org.ar) was carried out, improving the browsing experience and access to information for young people, families, donors and partners.

The relationship with IRSA was also deepened. In this context, new job placements of graduates were achieved in the technology area, reaffirming the impact of “Puerta 18” Foundation’s training model and its capacity to generate real employment opportunities. This strategic partnership was further strengthened through the participation of employees as volunteers, who offered career coaching sessions, talks on personal finance and guidance on human resources, thereby enhancing participants’ soft skills and preparedness for the labor market. Likewise, an employee carried out her professional practice as a Social Work student at the Foundation, reflecting the virtuous circle promoted by this partnership and the potential to continue building shared spaces for learning, inclusion and professional development.

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

Taking these points into account, we received approximately 850,000 visitors, and the number of companies providing support through sponsorship increased.

As every year, the source of income from the Annual Winter Vacation event, as well as family days celebrated by different companies and institutions, and advance ticket sales, proved to be a fundamental and regular economic support for the Foundation.

School visits and birthday celebrations also increased.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the GCBA;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	sponsored by the Secretariat of Education of the GCBA pursuant to Resolution No. 537.

C. Organizational Structure

Subsidiaries and associated companies

The following table includes a description of our direct subsidiaries and associated companies as of June 30, 2025:

Companies	Effective Ownership and Voting Power Percentage	Property/Activity
Associates

Agro-Uranga S.A.	34.86 (1)	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Uranga Trading S.A	34.86 (1)	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Subsidiaries
Brasilagro Companhia Brasileira de Propiedades Agrícolas	35.22(2)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.

Futuros y Opciones.Com S.A.	51.21

A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A.	98.25(4)

Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A.	98.25(4)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100

Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	54.06(2)	It is a leading Argentine company devoted to the development and management of real estate.

Jofshi S.A.U.	100

It is engaged in investments, real estate development, and property management. Its activities include the acquisition, exploitation, and commercialization of real estate assets, as well as participation in real estate projects both locally and abroad.

(1)	Includes Jofshi S.A.U.’s interest.
(2)	Excludes effect of treasury stock.
(3)	Includes Helmir’s interest.
(4)	Includes Futuros y Opciones.Com S.A.’s interest.

D. Property, Plants and Equipment

Overview of Agricultural Properties

As of June 30, 2025, we owned, together with our subsidiaries, 27 farmlands, which have a total surface area of 578,217 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions) (1)
1	El Recreo	Catamarca	Argentina	12,395	May ’95	Natural woodlands	585
2	Los Pozos	Salta	Argentina	231,746	May ’95	Cattle/ Agriculture/ Natural woodlands	72,870
3,4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	34,925
5	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	24,192
6	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	24,708
7	El Tigre	La Pampa	Argentina	7,860	Apr ‘03	Agriculture/ Dairy	16,091
8	San Pedro	Entre Rios	Argentina	3,584	Sep ‘05	Agriculture	16,408
9	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	4,299
10	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	456
11	Los Sauces	La Pampa	Argentina	1,250	Jun ‘23	Agriculture	6,236
12	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	415
13	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	1,996
14/27	Brasilagro (3)		Brazil / Bolivia / Paraguay	183,281		Agriculture/ Forestry/Cattle	365,448
				578,217			568,629
(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation.
(2)	Hectares and carrying amount in proportion to our 34.86% interest in Agro-Uranga S.A.
(3)	See the section “Overview of Brasilagro’s Properties”.

Overview of BrasilAgro’s Properties

As of June 30, 2025, we owned, together with our subsidiaries, 14 farmlands, which have a total surface area of 183,281 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net book Value
Properties	Place	(ha)	Use	(ARS Million)	(USD Million)
Jatobá Farmland	Jaborandi/BA	8,868	Agriculture	45,116	37
Alto Taquari Farmland	Alto Taquari/MT	1,373	Agriculture	711	1
Chaparral Farmland	Correntina/BA	24,841	Agriculture	37,325	31
Nova Buriti Farmland	Januária/MG	24,212	Forestry	5,461	5
São José Farmland	Maranhão/MA	17,566	Agriculture	27,753	23
Marangatu/ Udra Farmlands	Boqueron Paraguay	58,722	Agriculture	60,645	50
Arrojadinho Farmland	Barreiras/BA	16,644	Agriculture	40,441	34
Rio do Meio Farmland	Correntina/BA	5,753	Agriculture	40,504	34
Serra Grande Farmland	Piaui/BA	4,489	Agriculture	9,776	8
Las Londras/San Rafael/ La Primavera	Bolivia	10,020	Agriculture	30,555	25
Panamby Farmland	Mato Grosso/BA	10,793	Agriculture	67,161	56
		183,281		365,448	303

Overview of Urban Properties and investment business

The Company owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties for the Urban Properties and investment business as of June 30, 2025:

Property (6)	Date of Acquisition	Leasable/ Sale m2 / Rooms (1)	Location	Net Book Value ARS (2)	Use	Occupancy rate (%)
Bouchard Plaza 551	Mar-07	—	City of Buenos Aires, Argentina	3,670	Office Rental	N/A
Intercontinental Plaza building	Dec-14	2,979	City of Buenos Aires, Argentina	8,817	Office Rental	100.00
Dot building	Nov-06	11,242	City of Buenos Aires, Argentina	44,174	Office Rental	100.00
Zetta building	May-19	32,173	City of Buenos Aires, Argentina	151,697	Office Rental	99.30
Phillips building	Jun-17	7,940	City of Buenos Aires, Argentina	22,465	Office Rental	75.30
Other Properties(5)	N/A	N/A	City of Buenos Aires, Argentina / Detroit U.S	34,793	Other Rentals	N/A
Abasto Shopping	Nov-99	37,253	City of Buenos Aires, Argentina	202,861	Shopping Mall	98.90
Alto Palermo	Dec-97	20,715	City of Buenos Aires, Argentina	221,508	Shopping Mall	98.90
Alto Avellaneda	Dec-97	39,849	Province of Buenos Aires, Argentina	154,425	Shopping Mall	93.00
Alcorta shopping (15)	Jun-97	15,845	City of Buenos Aires, Argentina	136,903	Shopping Mall	98.40
Patio Bullrich	Oct-98	11,472	City of Buenos Aires, Argentina	63,883	Shopping Mall	91.00
Alto Noa Shopping	Mar-95	19,428	City of Salta, Argentina	42,708	Shopping Mall	96.40
Mendoza Plaza Shopping	Dec-94	41,511	City of Mendoza, Argentina	56,133	Shopping Mall	97.80
Alto Rosario Shopping	Nov-04	35,039	City of Santa Fe, Argentina	151,347	Shopping Mall	100.00
Córdoba shopping (11)	Dec-06	15,604	City of Córdoba, Argentina	44,615	Shopping Mall	99.30
Dot Baires Shopping	May-09	48,373	City of Buenos Aires, Argentina	143,385	Shopping Mall	99.30
Terrazas de Mayo	Dec-24	33,703	Province of Buenos Aires, Argentina	36,139	Shopping Mall	88.60
Soleil Premium Outlet	Jul-10	15,673	Province of Buenos Aires, Argentina	76,716	Shopping Mall	100.00
Distrito Arcos	Dec-14	14,502	City of Buenos Aires, Argentina	32,604	Shopping Mall	100.00
Alto Comahue	Mar-15	11,703	City of Neuquén, Argentina	61,731	Shopping Mall	99.10
Patio Olmos	Sep-07	—	City of Córdoba, Argentina	10,023	Shopping Mall	N/A
Beruti Parking Space	N/A	—	City of Buenos Aires, Argentina	4,755	Shopping Mall	N/A
Caballito –Ferro plot of land	Jan-99	—	City of Buenos Aires, Argentina	37,311	Land Reserve	N/A
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	9,890	Mixed uses	N/A
Ramblas del Plata	Jul-97	693,446	City of Buenos Aires, Argentina	419,278	Other Rentals	N/A
Beruti and Coronel Diaz building	Jun-22	—	City of Buenos Aires, Argentina	10,627	Other Rentals	N/A
Paseo Colon 245 Building	May-23	—	City of Buenos Aires, Argentina	5,931	Other Rentals	N/A
261 Della Paolera	Dec-20	3,740	City of Buenos Aires, Argentina	25,716	Offices and Other Rentals	100.00
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	96,475	Land Reserve	N/A
Other Developments (14)	N/A	N/A	City of Buenos Aires, Argentina	650	Properties under development	N/A
Buildable potentials (13)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	43,945	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires, Argentina	12,157	Hotel	67.80
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires, Argentina	6,127	Hotel	54.60
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	26,365	Hotel	56.50
Others (3)	N/A	N/A	City and Province of Buenos Aires	1,958	Others	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: Pontevedra plot, San Luis Plot, Pilar plot and Intercontinental Plot, Annexed to Dot Plot, Mendoza Plot, Casona Husdon Plot, Mendoza 2.992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Córdoba plot, Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 y 3103, Abasto Offices, Av Córdoba 633/637 building, La Adela, Libertador 498, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower.

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

(12)	Express in number of rooms.
(13)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Córdoba Shopping and Alto Rosario.
(14)	Includes PH Office Park.
(15)	Includes “Ocampo parking spaces”.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	60,713	144,651
Vehicles	Theft, fire and civil and third parties liability	2,199	1,387

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

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2025, and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2025). See “Item 3. Key Information - Risk Factors—Risks Relating to Argentina—Continuing high rates of inflation may have an adverse effect on the economy and our business, financial condition and results of operations.”

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

Under the terms of the leases, lessees also agree to participate in CPF to be used in advertising and promoting our shopping malls. Each lessee’s participation generally equals a percentage calculated based on the monthly accrued rental prices.

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

	Fiscal year ended June 30,
	2025	2024	2023
	(inter‑annual data)
GDP (1)	6.3%	(1.7)%	(4.9)%
Inflation (IPIM) (2)	21.2%	284.4%	112.8%
Inflation (CPI)	39.4%	271.5%	115.6%
Depreciation of the Peso against the U.S. dollar	(29.6%)	(255.0%)	(105.0%)
Average exchange rate per USD 1.00 (3)	ARS 1,200.5	ARS 910.5	ARS 256.5

__________________

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 22, 2025, the exchange rate was ARS 1,484.50 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 6.3% interannually during the second quarter of 2025, compared to a decrease of 1.7% in the same period of 2024. Nationally, shopping mall sales at current prices in the month of June 2025 relevant to the survey reached a total of ARS 592,710 million, which represents an increase of 27.8% compared to June 2024. Accumulated sales for the first six months of 2025 represent a 205.8% increase in current terms and a 1.7% decrease in real terms as compared to the same period of 2024. The monthly EMAE as of June 30, 2025, decreased by 0.7% compared to the previous month and 4.5% compared to the same month in 2024. As of June 30, 2025, the unemployment rate was at 7.6% of the country’s economically active population, compared to 7.6% as of June 30, 2024. On the other hand, in the second quarter of 2025, the activity rate stood at 48.1% compared to 48.5% in the same quarter of the previous year, while the employment rate was 44.5% compared to 44.8% in the second quarter of 2024.

Changes in short- and long-term interest rates, persistently high inflation and the recent increase in unemployment may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. Although GDP showed a rebound in the first half of 2025, the decline in real sales at shopping malls indicates a weakening of consumption in this sector. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a contraction in real consumption may adversely affect our revenues. In addition, a lower number of visitors to our shopping malls and, consequently, reduced demand for parking and other services, may also negatively impact our service income.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2023	115.6%	112.8%
2024	271.5%	284.4%
2025	39.4%	21.2%

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

For more information about the evolution of the U.S. dollar / Peso exchange rate, see “Item 3. Key Information - A1. Local Exchange Market and Exchange Rates.”

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

Factors Affecting Comparability of our Results

Comparability of information

Office buildings

During the year ended June 30, 2020, we have incorporated as an investment property the building “Della Paolera” located in Catalinas District in Buenos Aires. It consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2025, 2024 and 2023, we sold and transferred floors of the building for a total area of approximately 1,197 sqm, 3,579 sqm and 9,500 sqm, respectively. As of June 30, 2025, IRSA retains its rights for 3 floors of the building with an approximate leasable area of 3,740 sqm.

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

Shopping malls

During the fiscal years ended June 30, 2024 and 2023, we maintained the same portfolio of operating shopping malls.

During fiscal year ended June 30, 2025, we incorporated “Terrazas de Mayo” to our portfolio after we completed the acquisition on December 3, 2024. This property is located in the Malvinas Argentina’s district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

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

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria used in preparing this information are consistent with IFRS Accounting Standards used for the preparation of our Audited Consolidated Financial Statements, except for the following:

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

Below is a summarized analysis of the lines of business for the year ended June 30, 2025:

	06.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	448,266	374,662	822,928	(2,172)	96,036	(2,635)	914,157
Costs	(386,762)	(87,606)	(474,368)	204	(96,575)	(3)	(570,742)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	—	17,715	—	—	2,282	19,997
Changes in the net realizable value of agricultural products after harvest	4,642	—	4,642	—	—	—	4,642
Gross profit / (loss)	83,861	287,056	370,917	(1,968)	(539)	(356)	368,054
Net gain from fair value adjustment of investment properties	12,467	9,135	21,602	(2,527)	—	—	19,075
Gain from disposal of farmlands	41,992	—	41,992	—	—	—	41,992
General and administrative expenses	(42,463)	(69,103)	(111,566)	299	—	265	(111,002)
Selling expenses	(59,225)	(24,108)	(83,333)	126	—	108	(83,099)
Other operating results, net	11,956	(17,199)	(5,243)	(2)	344	(93)	(4,994)
Management fees	—	—	—	—	(9,081)	—	(9,081)
Profit / (loss) from operations	48,588	185,781	234,369	(4,072)	(9,276)	(76)	220,945
Share of (loss) / profit of associates and joint ventures	(1,034)	25,332	24,298	2,592	—	—	26,890
Segment profit / (loss)	47,554	211,113	258,667	(1,480)	(9,276)	(76)	247,835

Reportable assets	1,038,536	2,759,963	3,798,499	(602)	—	1,290,925	5,088,822
Reportable liabilities (*)	—	—	—	—	—	(2,875,030)	(2,875,030)
Net reportable assets	1,038,536	2,759,963	3,798,499	(602)	—	(1,584,105)	2,213,792

Below is a summarized analysis of the lines of business for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
	(million of ARS)
Revenues	503,614	377,202	880,816	(2,027)	82,884	(2,314)	959,359
Costs	(418,830)	(68,167)	(486,997)	225	(84,539)	—	(571,311)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	—	7,444	—	—	989	8,433
Changes in the net realizable value of agricultural products after harvest	10,002	—	10,002	—	—	—	10,002
Gross profit / (loss)	102,230	309,035	411,265	(1,802)	(1,655)	(1,325)	406,483
Net loss from fair value adjustment of investment properties	(10,392)	(476,237)	(486,629)	508	—	—	(486,121)
Gain from disposal of farmlands	73,352	—	73,352	—	—	—	73,352
General and administrative expenses	(46,954)	(71,737)	(118,691)	242	—	150	(118,299)
Selling expenses	(61,022)	(24,387)	(85,409)	187	—	1,035	(84,187)
Other operating results, net	38,904	(9,780)	29,124	(28)	584	120	29,800
Management fees	—	—	—	—	(12,945)	—	(12,945)
Profit / (loss) from operations	96,118	(273,106)	(176,988)	(893)	(14,016)	(20)	(191,917)
Share of (loss) / profit of associates and joint ventures	(1,511)	47,068	45,557	386	—	—	45,943
Segment profit / (loss)	94,607	(226,038)	(131,431)	(507)	(14,016)	(20)	(145,974)

Reportable assets	1,017,398	2,716,344	3,733,742	955	—	1,107,520	4,842,217
Reportable liabilities (*)	—	—	—	—	—	(2,663,976)	(2,663,976)
Net reportable assets	1,017,398	2,716,344	3,733,742	955	—	(1,556,456)	2,178,241

Below is a summarized analysis of the lines of business for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position Restated (iv)
	(million of ARS)
Revenues	527,192	374,521	901,713	(2,352)	90,317	(3,404)	986,274
Costs	(437,501)	(68,825)	(506,326)	1,026	(91,947)	—	(597,247)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	—	(7,847)	—	—	1,142	(6,705)
Changes in the net realizable value of agricultural products after harvest	(13,148)	—	(13,148)	—	—	—	(13,148)
Gross profit / (loss)	68,696	305,696	374,392	(1,326)	(1,630)	(2,262)	369,174
Net loss from fair value adjustment of investment properties	(12,276)	(265,944)	(278,220)	10,539	—	—	(267,681)
Gain from disposal of farmlands	77,831	—	77,831	—	—	—	77,831
General and administrative expenses	(43,988)	(101,152)	(145,140)	347	—	897	(143,896)
Selling expenses	(48,410)	(23,507)	(71,917)	142	—	1,557	(70,218)
Other operating results, net	(9,043)	(37,730)	(46,773)	(129)	857	(128)	(46,173)
Management fees	—	—	—	—	(24,823)	—	(24,823)
Profit / (loss) from operations	32,810	(122,637)	(89,827)	9,573	(25,596)	64	(105,786)
Share of (loss) /profit of associates and joint ventures	(5,372)	20,145	14,773	(6,584)	—	(6)	8,183
Segment profit / (loss)	27,438	(102,492)	(75,054)	2,989	(25,596)	58	(97,603)

Reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	—	1,175,300	5,539,113
Reportable liabilities (*)	—	—	—	—	—	(3,037,296)	(3,037,296)
Net reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	—	(1,861,996)	2,501,817

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(ii) Includes ARS (539) million, ARS (1,655) million and ARS (1,630) million corresponding to Expenses and FPC as of June 30, 2025, 2024 and 2023, respectively, and ARS 9,081 million, ARS 12,945 million and ARS 24,823 million to management fees, as of June 30, 2025, 2024 and 2023, respectively.

(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 162 million, ARS 22 million and ARS 7 million, as of June 30, 2025, 2024 and 2023, respectively.

(iv) See Note 1 to these Consolidated Financial Statements.

(*) The CODM focuses its review on reportable assets.

(I) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	326,975	—	—	121,291	448,266
Costs	(280,439)	(389)	—	(105,934)	(386,762)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	—	—	—	17,715
Changes in the net realizable value of agricultural products after harvest	4,642	—	—	—	4,642
Gross profit / (loss)	68,893	(389)	—	15,357	83,861
Net gain from fair value adjustment of investment properties	—	12,467	—	—	12,467
Gain from disposal of farmlands	—	41,992	—	—	41,992
General and administrative expenses	(23,258)	(86)	(5,925)	(13,194)	(42,463)
Selling expenses	(35,685)	(1,552)	—	(21,988)	(59,225)
Other operating results, net	5,987	3,497	—	2,472	11,956
Profit / (loss) from operations	15,937	55,929	(5,925)	(17,353)	48,588
Share of profit / (loss) of associates and joint ventures	368	—	—	(1,402)	(1,034)
Segment profit / (loss)	16,305	55,929	(5,925)	(18,755)	47,554

Investment properties	—	74,005	—	—	74,005
Property, plant and equipment	582,108	43,315	—	3,639	629,062
Investments in associates and joint ventures	9,091	—	—	228	9,319
Other reportable assets	248,498	—	—	77,652	326,150
Reportable assets	839,697	117,320	—	81,519	1,038,536

From all of the revenues corresponding to Agricultural Business, ARS 236,332 million are originated in Argentina and ARS 211,934 million in other countries, principally in Brazil for ARS 207,158 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 370,013 million are located in Argentina and ARS 668,523 million in other countries, principally in Brazil.

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	374,179	—	—	129,435	503,614
Costs	(333,264)	(318)	—	(85,248)	(418,830)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	—	—	—	7,444
Changes in the net realizable value of agricultural products after harvest	10,002	—	—	—	10,002
Gross profit / (loss)	58,361	(318)	—	44,187	102,230
Net loss from fair value adjustment of investment properties	—	(10,392)	—	—	(10,392)
Gain from disposal of farmlands	—	73,352	—	—	73,352
General and administrative expenses	(27,383)	(88)	(6,390)	(13,093)	(46,954)
Selling expenses	(40,340)	(1,658)	—	(19,024)	(61,022)
Other operating results, net	11,849	19,151	—	7,904	38,904
Profit / (loss) from operations	2,487	80,047	(6,390)	19,974	96,118
Share of profit / (loss) of associates and joint ventures	2,161	—	—	(3,672)	(1,511)
Segment profit / (loss)	4,648	80,047	(6,390)	16,302	94,607

Investment properties	—	89,955	—	—	89,955
Property, plant and equipment	624,602	1,758	—	4,616	630,976
Investments in associates and joint ventures	9,336	—	—	1,782	11,118
Other reportable assets	193,322	3,619	—	88,408	285,349
Reportable assets	827,260	95,332	—	94,806	1,017,398

From all of the Company’s revenues corresponding to Agricultural Business, ARS 275,874 million are originated in Argentina and ARS 227,740 million in other countries, principally in Brazil for ARS 225,596 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 707,205 million are located in Argentina and ARS 310,193 million in other countries, principally in Brazil.

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	388,107	—	—	139,085	527,192
Costs	(348,470)	(383)	—	(88,648)	(437,501)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	—	—	—	(7,847)
Changes in the net realizable value of agricultural products after harvest	(13,148)	—	—	—	(13,148)
Gross profit / (loss)	18,642	(383)	—	50,437	68,696
Net loss from fair value adjustment of investment properties	—	(12,276)	—	—	(12,276)
Gain from disposal of farmlands	—	77,831	—	—	77,831
General and administrative expenses	(24,371)	(73)	(7,231)	(12,313)	(43,988)
Selling expenses	(35,549)	(67)	—	(12,794)	(48,410)
Other operating results, net	871	(13,084)	—	3,170	(9,043)
(Loss) / profit from operations	(40,407)	51,948	(7,231)	28,500	32,810
Share of loss of associates and joint ventures	(876)	—	—	(4,496)	(5,372)
Segment (loss) / profit	(41,283)	51,948	(7,231)	24,004	27,438

Investment properties	—	136,013	—	—	136,013
Property, plant and equipment	645,055	3,072	—	5,485	653,612
Investments in associates	8,666	—	—	4,460	13,126
Other reportable assets	212,659	—	—	77,718	290,377
Reportable assets	866,380	139,085	—	87,663	1,093,128

From all of the Company’s revenues corresponding to Agricultural Business, ARS 258,632 million are originated in Argentina and ARS 257,240 million in other countries, principally in Brazil for ARS 237,601 million. From all of the assets included in the segment corresponding to Agricultural Business, ARS 247,302 million are located in Argentina and ARS 482,982 million in other countries, principally in Brazil.

(II) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	270,531	20,065	12,761	64,596	6,709	374,662
Costs	(20,705)	(1,742)	(17,929)	(43,149)	(4,081)	(87,606)
Gross profit / (loss)	249,826	18,323	(5,168)	21,447	2,628	287,056
Net gain / (loss) from fair value adjustment of investment properties (i)	443,974	(148,941)	(285,328)	—	(570)	9,135
General and administrative expenses	(28,999)	(2,365)	(11,605)	(11,972)	(14,162)	(69,103)
Selling expenses	(13,536)	(891)	(3,116)	(5,052)	(1,513)	(24,108)
Other operating results, net	(500)	182	(19,070)	(474)	2,663	(17,199)
Profit / (Loss) from operations	650,765	(133,692)	(324,287)	3,949	(10,954)	185,781
Share of profit of associates and joint ventures	—	—	—	—	25,332	25,332
Segment profit / (loss)	650,765	(133,692)	(324,287)	3,949	14,378	211,113

Investment and trading properties	1,458,243	252,868	786,014	—	2,106	2,499,231
Property, plant and equipment	4,747	511	26,708	47,580	4,107	83,653
Investment in associates and joint ventures	—	—	—	—	169,700	169,700
Other reportable assets	2,050	1,746	—	584	2,999	7,379
Reportable assets	1,465,040	255,125	812,722	48,164	178,912	2,759,963

From all the revenues, ARS 374,042 million originated in Argentina, and ARS 620 million in other countries, principally in Uruguay for ARS 547 million and USA for ARS 73 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,746,732 million are located in Argentina and ARS 13,231 million in other countries, principally in the USA for ARS 1,620 million and Uruguay for ARS 11,472 million.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	250,468	22,646	12,891	85,840	5,357	377,202
Costs	(14,937)	(1,648)	(7,451)	(40,350)	(3,781)	(68,167)
Gross profit	235,531	20,998	5,440	45,490	1,576	309,035
Net loss from fair value adjustment of investment properties	(20,824)	(97,015)	(357,995)	—	(403)	(476,237)
General and administrative expenses	(30,126)	(2,875)	(12,283)	(13,025)	(13,428)	(71,737)
Selling expenses	(12,558)	(251)	(4,512)	(5,863)	(1,203)	(24,387)
Other operating results, net	(3,960)	(88)	(5,305)	(1,577)	1,150	(9,780)
Profit / (Loss) from operations	168,063	(79,231)	(374,655)	25,025	(12,308)	(273,106)
Share of profit of associates and joint ventures	—	—	—	—	47,068	47,068
Segment profit / (loss)	168,063	(79,231)	(374,655)	25,025	34,760	(226,038)

Investment and trading properties	962,417	423,239	995,336	—	3,152	2,384,144
Property, plant and equipment	3,034	452	26,717	42,803	4,184	77,190
Investment in associates and joint ventures	—	—	—	—	173,401	173,401
Other reportable assets	1,302	987	75,411	948	2,961	81,609
Reportable assets	966,753	424,678	1,097,464	43,751	183,698	2,716,344

From all the revenues, ARS 367,827 million originated in Argentina and ARS 9,375 million in other countries, principally in Uruguay for ARS 9,273 million and USA for ARS 102 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,701,718 million are located in Argentina and ARS 14,626 million in other countries, principally in the USA for ARS 2,446 million and Uruguay for ARS 12,086 million.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	245,723	23,745	22,698	77,512	4,843	374,521
Costs	(16,643)	(1,963)	(6,905)	(39,450)	(3,864)	(68,825)
Gross profit	229,080	21,782	15,793	38,062	979	305,696
Net loss from fair value adjustment of investment properties	(57,854)	(25,666)	(181,839)	—	(585)	(265,944)
General and administrative expenses	(34,612)	(4,325)	(13,260)	(16,964)	(31,991)	(101,152)
Selling expenses	(11,230)	(534)	(5,817)	(5,325)	(601)	(23,507)
Other operating results, net	(3,030)	(357)	(4,579)	(741)	(29,023)	(37,730)
Management fees	—	—	—	—	—	—
Profit / (Loss) from operations	122,354	(9,100)	(189,702)	15,032	(61,221)	(122,637)
Share of profit of associates and joint ventures	—	—	—	—	20,145	20,145
Segment profit / (loss)	122,354	(9,100)	(189,702)	15,032	(41,076)	(102,492)

Investment and trading properties	967,683	607,034	1,414,939	—	4,165	2,993,821
Property, plant and equipment	3,030	18,383	26,593	47,815	4,547	100,368
Investment in associates and joint ventures	—	—	—	—	148,654	148,654
Other reportable assets	2,051	1,772	38,119	1,031	3,066	46,039
Reportable assets	972,764	627,189	1,479,651	48,846	160,432	3,288,882

From all the revenues, ARS 361,377 million originated in Argentina and ARS 9,375 million in other countries, principally in Uruguay for ARS 13,031 million and USA for ARS 113 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,269,246 million are located in Argentina and ARS 19,636 million in other countries, principally in the USA for ARS 2,735 million and Uruguay for ARS 16,801 million.

Results of Operations for the fiscal years ended June 30, 2025 and 2024

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24 Restated	Var.
	(in million of ARS)
Revenues	448,266	503,614	(55,348)	374,662	377,202	(2,540)	822,928	880,816	(57,888)	(2,172)	(2,027)	(145)	96,036	82,884	13,152	(2,635)	(2,314)	(321)	914,157	959,359	(45,202)
Costs	(386,762)	(418,830)	32,068	(87,606)	(68,167)	(19,439)	(474,368)	(486,997)	12,629	204	225	(21)	(96,575)	(84,539)	(12,036)	(3)	—	(3)	(570,742)	(571,311)	569
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	7,444	10,271	—	—	—	17,715	7,444	10,271	—	—	—	—	—	—	2,282	989	1,293	19,997	8,433	11,564
Changes in the net realizable value of agricultural products after harvest	4,642	10,002	(5,360)	—	—	—	4,642	10,002	(5,360)	—	—	—	—	—	—	—	—	—	4,642	10,002	(5,360)
Gross profit / (loss)	83,861	102,230	(18,369)	287,056	309,035	(21,979)	370,917	411,265	(40,348)	(1,968)	(1,802)	(166)	(539)	(1,655)	1,116	(356)	(1,325)	969	368,054	406,483	(38,429)
Net gain/ (loss) from fair value adjustment of investment properties	12,467	(10,392)	22,859	9,135	(476,237)	485,372	21,602	(486,629)	508,231	(2,527)	508	(3,035)	—	—	—	—	—	—	19,075	(486,121)	505,196
Gain from disposal of farmlands	41,992	73,352	(31,360)	—	—	—	41,992	73,352	(31,360)	—	—	—	—	—	—	—	—	—	41,992	73,352	(31,360)
General and administrative expenses	(42,463)	(46,954)	4,491	(69,103)	(71,737)	2,634	(111,566)	(118,691)	7,125	299	242	57	—	—	—	265	150	115	(111,002)	(118,299)	7,297
Selling expenses	(59,225)	(61,022)	1,797	(24,108)	(24,387)	279	(83,333)	(85,409)	2,076	126	187	(61)	—	—	—	108	1,035	(927)	(83,099)	(84,187)	1,088
Other operating results, net	11,956	38,904	(26,948)	(17,199)	(9,780)	(7,419)	(5,243)	29,124	(34,367)	(2)	(28)	26	344	584	(240)	(93)	120	(213)	(4,994)	29,800	(34,794)
Management fees	—	—	—	—	—	—	—	—	—	—	—	—	(9,081)	(12,945)	3,864	—	—	—	(9,081)	(12,945)	3,864
Profit / (loss) from operations	48,588	96,118	(47,530)	185,781	(273,106)	458,887	234,369	(176,988)	411,357	(4,072)	(893)	(3,179)	(9,276)	(14,016)	4,740	(76)	(20)	(56)	220,945	(191,917)	412,862
Share of (loss) / profit of associates and joint ventures	(1,034)	(1,511)	477	25,332	47,068	(21,736)	24,298	45,557	(21,259)	2,592	386	2,206	—	—	—	—	—	—	26,890	45,943	(19,053)
Segment profit / (loss)	47,554	94,607	(47,053)	211,113	(226,038)	437,151	258,667	(131,431)	390,098	(1,480)	(507)	(973)	(9,276)	(14,016)	4,740	(76)	(20)	(56)	247,835	(145,974)	393,809

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (539) million and ARS (1,655) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2025 and 2024, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2025 and 2024.

	Agricultural production	Land transformation and sales	Corporate	Others	Total
	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.
	(in million of ARS)
Revenues	326,975	374,179	(47,204)	—	—	—	—	—	—	121,291	129,435	(8,144)	448,266	503,614	(55,348)
Costs	(280,439)	(333,264)	52,825	(389)	(318)	(71)	—	—	—	(105,934)	(85,248)	(20,686)	(386,762)	(418,830)	32,068
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	7,444	10,271	—	—	—	—	—	—	—	—	—	17,715	7,444	10,271
Changes in the net realizable value of agricultural products after harvest	4,642	10,002	(5,360)	—	—	—	—	—	—	—	—	—	4,642	10,002	(5,360)
Gross profit / (loss)	68,893	58,361	10,532	(389)	(318)	(71)	—	—	—	15,357	44,187	(28,830)	83,861	102,230	(18,369)
Net gain from fair value adjustment of investment properties	—	—	—	12,467	(10,392)	22,859	—	—	—	—	—	—	12,467	(10,392)	22,859
Gain from disposal of farmlands	—	—	—	41,992	73,352	(31,360)	—	—	—	—	—	—	41,992	73,352	(31,360)
General and administrative expenses	(23,258)	(27,383)	4,125	(86)	(88)	2	(5,925)	(6,390)	465	(13,194)	(13,093)	(101)	(42,463)	(46,954)	4,491
Selling expenses	(35,685)	(40,340)	4,655	(1,552)	(1,658)	106	—	—	—	(21,988)	(19,024)	(2,964)	(59,225)	(61,022)	1,797
Other operating results, net	5,987	11,849	(5,862)	3,497	19,151	(15,654)	—	—	—	2,472	7,904	(5,432)	11,956	38,904	(26,948)
Profit / (Loss) from operations	15,937	2,487	13,450	55,929	80,047	(24,118)	(5,925)	(6,390)	465	(17,353)	19,974	(37,327)	48,588	96,118	(47,530)
Share of profit/ (loss) of associates and joint ventures	368	2,161	(1,793)	—	—	—	—	—	—	(1,402)	(3,672)	2,270	(1,034)	(1,511)	477
Segment profit / (loss)	16,305	4,648	11,657	55,929	80,047	(24,118)	(5,925)	(6,390)	465	(18,755)	16,302	(35,057)	47,554	94,607	(47,053)

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2025 and 2024.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.	30.06.25	30.06.24	Var.
	(in millions of ARS)
Revenues	270,531	250,468	20,063	20,065	22,646	(2,581)	12,761	12,891	(130)	64,596	85,840	(21,244)	6,709	5,357	1,352	374,662	377,202	(2,540)
Costs	(20,705)	(14,937)	(5,768)	(1,742)	(1,648)	(94)	(17,929)	(7,451)	(10,478)	(43,149)	(40,350)	(2,799)	(4,081)	(3,781)	(300)	(87,606)	(68,167)	(19,439)
Gross profit / (loss)	249,826	235,531	14,295	18,323	20,998	(2,675)	(5,168)	5,440	(10,608)	21,447	45,490	(24,043)	2,628	1,576	1,052	287,056	309,035	(21,979)
Net gain/ (loss) from fair value adjustment of investment properties	443,974	(20,824)	464,798	(148,941)	(97,015)	(51,926)	(285,328)	(357,995)	72,667	—	—	—	(570)	(403)	(167)	9,135	(476,237)	485,372
General and administrative expenses	(28,999)	(30,126)	1,127	(2,365)	(2,875)	510	(11,605)	(12,283)	678	(11,972)	(13,025)	1,053	(14,162)	(13,428)	(734)	(69,103)	(71,737)	2,634
Selling expenses	(13,536)	(12,558)	(978)	(891)	(251)	(640)	(3,116)	(4,512)	1,396	(5,052)	(5,863)	811	(1,513)	(1,203)	(310)	(24,108)	(24,387)	279
Other operating results, net	(500)	(3,960)	3,460	182	(88)	270	(19,070)	(5,305)	(13,765)	(474)	(1,577)	1,103	2,663	1,150	1,513	(17,199)	(9,780)	(7,419)
Profit / (loss) from operations	650,765	168,063	482,702	(133,692)	(79,231)	(54,461)	(324,287)	(374,655)	50,368	3,949	25,025	(21,076)	(10,954)	(12,308)	1,354	185,781	(273,106)	458,887
Share of (loss)/ profit of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	25,332	47,068	(21,736)	25,332	47,068	(21,736)
Segment profit / (loss)	650,765	168,063	482,702	(133,692)	(79,231)	(54,461)	(324,287)	(374,655)	50,368	3,949	25,025	(21,076)	14,378	34,760	(20,382)	211,113	(226,038)	437,151

Revenues 2025 vs. 2024

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 12.6%, from ARS 374,179 million for the fiscal year ended June 30, 2024, to ARS 326,975 million for the fiscal year ended June 30, 2025. Such decrease is mainly attributable to:

•	ARS 61,577 million decrease in revenues from crop sales, as a result of the decline in international commodity prices (USD/Tn) and a reduction in the volume of tons traded in Argentina, partially offset by an increase in the volume traded in Brazil;

•	ARS 749 million decrease in revenues from leases and services, was mainly due to lower lease income, following the termination of one of the lease agreements related to the Los Pozos property (3,697 hectares). This was partially offset by higher revenues from seed multiplication services, driven by an increased volume of tons invoiced;

•	ARS 9,176 million increase in revenues from cattle sales, due to improved price performance in Argentina; and

•	ARS 5,946 million increase in revenues from sugarcane sales, resulting from a higher volume of tons traded and better prices.

Others. Revenues from the Others segment decreased by 6.3%, from ARS 129,435 million for the fiscal year ended June 30, 2024, to ARS 121,291 million for the fiscal year ended June 30, 2025. This variation is mainly explained by an ARS 8,144 million decrease in revenues from brokerage, consignment, and others.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 8.0% from ARS 250,468 million during the fiscal year ended June 30, 2024, to ARS 270,531 million during the fiscal year ended June 30, 2025. Rental income increased by 5.8% compared to the prior year, mainly due to changes in lease negotiations with tenants and to a higher income from retail stands. During the fiscal year ended June 30, 2025, the increase in revenues was mainly due to: (i) an increase of ARS 44,813 million in base rental revenues, mainly explained by contract renegotiations under more favorable terms; (ii) an increase of ARS 3,164 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 2,764 million in admission rights mainly due to contract renegotiations; (iv) an increase of ARS 2,037 million in commissions; (v) an increase of ARS 263 million in revenues from management and administrative services; partially offset by (vi) a decrease of ARS 32,943 million in contingent rental revenues.

Offices. Revenues from the Offices segment decreased by 11.4% from ARS 22,646 million during the fiscal year ended June 30, 2024, to ARS 20,065 million during the fiscal year ended June 30, 2025. This variation is mainly explained by a decrease in revenue from leases by 12.1% from ARS 22,555 million during the fiscal year ended June 30, 2024, to ARS 19,830 million during the fiscal year ended June 30, 2025. The decrease is primarily attributable to the stability of lease rates expressed in U.S. dollars and to a foreign exchange variation that was lower than inflation rate.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 1.0% decrease from ARS 12,891 million during the fiscal year ended June 30, 2024, to ARS 12,761 million during the fiscal year ended June 30, 2025. The decrease was mainly attributable to: (i) a decrease of ARS 1,562 million in rental income, due to lower occupancy of units during the fiscal year ended June 30, 2025, and because in the fiscal year ended June 30, 2024, spaces had been leased for events and filming; partially offset by (ii) an increase of ARS 1,212 million in revenues from the sale of trading properties, as during the current fiscal year 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, while in the fiscal year ended June 30, 2024, two plots of land in Canelones (Uruguay) had been sold by VAM.

Hotels. Revenues from our Hotels segment decreased by 24.7% from ARS 85,840 million during the fiscal year ended June 30, 2024, to ARS 64,596 million during the fiscal year ended June 30, 2025. This decrease is mainly explained by a drop in international tourism arrivals as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 25.2% from ARS 5,357 million during the fiscal year ended June 30, 2024, to ARS 6,709 million during the fiscal year ended June 30, 2025, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We are appa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2025 vs. 2024

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 15.9%, from ARS 333,264 million for the fiscal year ended June 30, 2024, to ARS 280,439 million for the fiscal year ended June 30, 2025, primarily due to:

•	ARS 62,869 million decrease in crop sales costs, as a result of a lower volume of tons sold in Argentina, partially offset by a higher volume of tons sold in Brazil;

•	ARS 3,209 million decrease in lease and service costs, mainly due to lower lease costs in Brazil;

•	ARS 8,952 million increase in cattle sales costs, primarily as a result of a higher volume of kilograms sold during the current fiscal year compared to the fiscal year ended June 30, 2024; and

•	ARS 4,301 million increase in sugarcane sales costs, mainly due to an increase in the volume of sugarcane sold.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 89.1% during the fiscal year ended June 30, 2024, to 85.8% during the fiscal year ended June 30, 2025.

Land transformation and sales. The costs of the Land Transformation and Sales segment increased by 22.3%, from ARS 318 million for the fiscal year ended June 30, 2024, to ARS 389 million for the fiscal year ended June 30, 2025. This variation is mainly explained by farmland sales that occurred during both fiscal years, considering that in the fiscal year ended June 30, 2025, there was a higher number of hectares sold compared to the fiscal year ended June 30, 2024.

Others. The costs of the Others segment increased by 24.3%, from ARS 85,248 million for the fiscal year ended June 30, 2024, to ARS 105,934 million for the fiscal year ended June 30, 2025. This increase is mainly related to higher consignment and storage costs. Costs of the Others segment, measured as a percentage of revenues from this segment, increased from 65.9% during the fiscal year ended June 30, 2024, to 87.3% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 38.6%, from ARS 14,937 million during the fiscal year ended June 30, 2024, to ARS 20,705 million during the fiscal year ended June 30, 2025, primarily due to higher activity levels at the shopping malls, which led to higher operating costs, mainly explained by: (i) an increase of ARS 1,406 million in amortization and depreciation charges, partially due to the recognition of the Terrazas de Mayo brand acquired during the fiscal year ended June 30, 2025, as well as the capitalization of construction works in progress; (ii) an increase of ARS 1,293 million in rents and expenses; (iii) an increase of ARS 1,141 million in fees and compensations for services; (iv) an increase of ARS 961 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 598 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 547 million in taxes; partially offset by (vii) a decrease of ARS 96 million in bank expenses; and (viii) a decrease of ARS 91 million in travel, transportation and stationery. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 6.0% during the fiscal year ended June 30, 2024, to 7.7% during the fiscal year ended June 30, 2025.

Offices. Costs associated with the Offices segment increased by 5.7%, from ARS 1,648 million during the fiscal year ended June 30, 2024, to ARS 1,742 million during the fiscal year ended June 30, 2025. Office costs were influenced by higher occupancy in Class A+ and A buildings, as well as by the costs associated with the Coworking Philips space. The variation was mainly due to: (i) an increase of ARS 148 million in rents and expenses, partially explained by higher expenses from the Coworking Philips space; (ii) an increase of ARS 188 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 74 million in travel, transportation and stationery; (iv) an increase of ARS 37 million in amortization and depreciation charges; partially offset by (v) a decrease of ARS 356 million in fees and compensations for services. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, increased from 7.3% during the fiscal year ended June 30, 2024, to 8.7% during the fiscal year ended June 30, 2025.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 140.6% increase from ARS 7,451 million during the fiscal year ended June 30, 2024, to ARS 17,929 million during the fiscal year ended June 30, 2025 (a rise aligned with sales growth, thus justifying the higher costs), mainly due to: (i) an increase of ARS 9,563 million in cost of goods sold and services, mainly explained by the sale of 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers”, and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM; (ii) an increase of ARS 534 million in rents and expenses; (iii) an increase of ARS 303 million in salaries, social security charges and other personnel administrative expenses; (iv) an increase of ARS 117 million in taxes; (v) an increase of ARS 61 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vi) a decrease of ARS 74 million in fees and compensations for services. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 57.8% during the fiscal year ended June 30, 2024, to 140.5% during the fiscal year ended June 30, 2025.

Hotels. Costs in the Hotels segment increased by 6.9%, from ARS 40,350 million during the fiscal year ended June 30, 2024, to ARS 43,149 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 4,347 million in salaries, social security charges and other personnel administrative expenses; partially offset by (ii) a decrease of ARS 721 million in food, beverages and other hotel expenses; (iii) a decrease of ARS 526 million in fees and compensations for services; (iv) a decrease of ARS 217 million in maintenance, security, cleaning, repairs and related expenses; and (v) a decrease of ARS 153 million in amortization and depreciation charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 47.0% during the fiscal year ended June 30, 2024, to 66.8% during the fiscal year ended June 30, 2025.

Others. Costs in the Others segment increased by 7.9%, from ARS 3,781 million during the fiscal year ended June 30, 2024, to ARS 4,081 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 204 million in taxes; (ii) an increase of ARS 150 million in fees and compensations for services; (iii) an increase of ARS 72 million in amortization and depreciation charges; (iv) an increase of ARS 43 million in travel, transportation and stationery; partially offset by (v) a decrease of ARS 116 million in other charges; (vi) a decrease of ARS 29 million in salaries, social security charges and other personnel administrative expenses; (vii) a decrease of ARS 23 million in maintenance, security, cleaning, repairs and related expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 70.6% during the fiscal year ended June 30, 2024, to 60.8% during the fiscal year ended June 30, 2025.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2025 vs. 2024

According to information by segments (taking into account the result from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the result from the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 10,271 million (138.0%), from a gain of ARS 7,444 million for the fiscal year ended June 30, 2024, to a gain of ARS 17,715 million for the fiscal year ended June 30, 2025.

Such variation was mainly as a result of:

•	An increase of ARS 4,292 million in sugarcane production results, driven by a higher volume of tons produced and an increase in international market prices;

•	A positive result of ARS 16,685 million from cattle production and holding, due to prices performing better relative to inflation compared to the previous fiscal year, along with an increase in kilograms produced;

•	A decrease of ARS 10,706 million in grain production results, explained by a loss in the 2024-2025 crop season due to a decline in average NRV of grains and lower average yields in Argentina, partially offset by a gain in Brazil, supported by favorable weather conditions.

Changes in the net realizable value of agricultural produce after harvest 2025 vs. 2024

Results from changes in the net realizable value of agricultural produce after harvest, according to the statement of income, decreased by ARS 5,360 million (53.6%), from a gain of ARS 10,002 million during the fiscal year ended June 30, 2024, to a gain of ARS 4,642 million during the fiscal year ended June 30, 2025.

This variation originated mainly in Argentina, due to lower international prices and a depreciation of the Argentine peso below the inflation rate compared to the previous fiscal year.

Gross profit/(loss) 2025 vs. 2024

Agricultural Business

Agricultural Production. Gross profit from this segment increased by 18.0%, from a profit of ARS 58,361 million in the fiscal year ended June 30, 2024, to a profit of ARS 68,893 million in the fiscal year ended June 30, 2025.

Land Transformation and Sales. Gross loss from this segment increased by 22.3%, from a loss of ARS 318 million in the fiscal year ended June 30, 2024, to a loss of ARS 389 million in the fiscal year ended June 30, 2025.

Others. Gross profit from this segment decreased by 65.2%, from a profit of ARS 44,187 million in the fiscal year ended June 30, 2024, to a profit of ARS 15,357 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 6.1%, from a profit of ARS 235,531 million during the fiscal year ended June 30, 2024, to a profit of ARS 249,826 million during the fiscal year ended June 30, 2025, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 94.0% positive during the fiscal year ended June 30, 2024, to 92.4% positive during the fiscal year ended June 30, 2025.

Offices. Gross profit from the Offices segment decreased by 12.7%, from a profit of ARS 20,998 million during the fiscal year ended June 30, 2024, to a profit of ARS 18,323 million profit during the fiscal year ended June 30, 2025. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 92.7% positive during the fiscal year ended June 30, 2024, to 91% positive during the fiscal year ended June 30, 2025.

Sales and Developments. Gross profit from the Sales and Developments segment decreased by 195.0%, from a profit of ARS 5,440 million during the fiscal year ended June 30, 2024, to a loss of ARS 5,168 million during the fiscal year ended June 30, 2025. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 42.2% positive during the fiscal year ended June 30, 2024, to 40.5% negative during the fiscal year ended June 30, 2025.

Hotels. Gross profit from the Hotels segment decreased by 52.9%, from a profit of ARS 45,490 million during the fiscal year ended June 30, 2024, to a profit of ARS 21,447 million during the fiscal year ended June 30, 2025. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 53.0% positive during the fiscal year ended June 30, 2024, to 33.2% positive during the fiscal year ended June 30, 2025.

Others. Gross profit from the Others segment increased by 66.8%, from a profit of ARS 1,576 million during the fiscal year ended June 30, 2024, to a profit of ARS 2,628 million during the fiscal year ended June 30, 2025. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 29.4% positive during the fiscal year ended June 30, 2024, to 39.2% positive during the fiscal year ended June 30, 2025.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net loss from changes in the fair value of investment properties 2025 vs. 2024

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the result from changes in the fair value of investment properties varied by ARS 22,859 million (220.0%), from a net loss of ARS 10,392 million in the fiscal year ended June 30, 2024, to a net gain of ARS 12,467 million in the fiscal year ended June 30, 2025. This variation was mainly driven by the revaluation of agricultural land in Brazil, due to the increase in market prices of rural properties, improved productive outlook for main crops, and the effect of currency conversion.

Urban Properties and Investment Business

Total consolidated net gain from fair value adjustment of investment properties, according to the income statement, varied by ARS 482,337 million, from a net loss of ARS 475,729 million during the fiscal year ended June 30, 2024, to a net gain of ARS 6,608 million during the fiscal year ended June 30, 2025.

According to information by segments, the net gain/(loss) from fair value adjustment of investment properties went from a loss of ARS 476,237 million (of which an ARS 20,824 million loss derives from our Shopping Malls segment; an ARS 97,015 million loss from our Offices segment; an ARS 357,995 million loss from our Sales and Developments segment; and an ARS 403 million loss from our Others segment) during the fiscal year ended June 30, 2024, to a gain of ARS 9,135 million (of which an ARS 443,974 million gain derives from our Shopping Malls segment; an ARS 148,941 million loss from our Offices segment; an ARS 285,328 million loss from our Sales and Developments segment; and an ARS 570 million loss from our Others segment) during the fiscal year ended June 30, 2025.

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; the variation of the official exchange rate, which is used to measure these properties, was 27 percentage points below inflation; and (ii) the discount rate used to discount cash flows, mainly affected by a decrease of approximately 400 basis points in the country risk premium compared to the prior fiscal year.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2025, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 77 points below inflation. Dollar-denominated valuations remained at levels similar to those of the fiscal year ended June 30, 2024.

Gain from disposal of farmlands 2025 vs. 2024

The total result from the sale of farmland, according to the income statement, decreased by ARS 31,360 million (42.8%), from ARS 73,352 million for the fiscal year ended June 30, 2024, to ARS 41,992 million for the fiscal year ended June 30, 2025.

Fiscal year ended June 30, 2025

•	On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso, Brazil. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021. The amount to be paid was 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 43,395 million) at the date of the transaction.

•	On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025. The sale price was 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 1,604 million) at the date of the transaction. On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the schedule. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,132 million) at the date of the transaction, to be collected in annual installments maturing between July 31, 2027 and 2028.

•	On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the property called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said property in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), equivalent to ARS 2,742 million, of which USD 1.1 million (ARS 1,347 million) has been collected to date. The remaining balance of USD 1.13 million (ARS 1,395 million), guaranteed with a mortgage on the property, has been collected in a single installment in September 2025.

•	As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia State, with a total area of 17,799 hectares. The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 29,854 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 425 million), and in July 2025 paid the first installment of BRL 40.0 million (ARS 8,530 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg). The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual installments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

Fiscal year ended June 30, 2024

•	On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the property called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, which has been fully collected.

•	On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 million remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

•	On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million.

General and administrative expenses 2025 vs. 2024

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 15.1%, from ARS 27,383 million in the fiscal year ended June 30, 2024, to ARS 23,258 million in the fiscal year ended June 30, 2025, mainly due to: a decrease of ARS 3,473 million in expenses related to crop operations; a decrease of ARS 332 million in expenses related to sugarcane operations; a decrease of ARS 167 million in expenses related to cattle operations; and a decrease of ARS 153 million in expenses associated with the agricultural leases and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 7.3% during the fiscal year ended June 30, 2024, to 7.1% during the fiscal year ended June 30, 2025.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment decreased by 2.3%, from ARS 88 million during the fiscal year ended June 30, 2024, to ARS 86 million during the fiscal year ended June 30, 2025.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 7.3%, from ARS 6,390 million during the fiscal year ended June 30, 2024, to ARS 5,925 million during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with the Others segment increased by 0.8%, from ARS 13,093 million during the fiscal year ended June 30, 2024, to ARS 13,194 million during the fiscal year ended June 30, 2025. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 10.1% during the fiscal year ended June 30, 2024, to 10.9% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of the Shopping Malls segment decreased by 3.7%, from ARS 30,126 million during the fiscal year ended June 30, 2024, to ARS 28,999 million during the fiscal year ended June 30, 2025, mainly due to: (i) a decrease of ARS 980 million in directors’ fees; (ii) a decrease of ARS 444 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 119 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 92 million in amortization and depreciation charges; partially offset by (v) an increase of ARS 449 million in salaries, social security charges and other personnel administrative expenses; (vi) an increase of ARS 40 million in travel, transportation and stationery; and (vii) an increase of ARS 20 million in rents and expenses. General and administrative expenses of the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 12.0% during the fiscal year ended June 30, 2024, to 10.7% during the fiscal year ended June 30, 2025.

Offices. General and administrative expenses of the Offices segment decreased by 17.7%, from ARS 2,875 million during the fiscal year ended June 30, 2024, to ARS 2,365 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 442 million in amortization and depreciation charges; (ii) a decrease of ARS 86 million in directors’ fees; (iii) a decrease of ARS 37 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iv) a decrease of ARS 10 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (v) an increase of ARS 39 million in salaries, social security charges and other personnel administrative expenses; and (vi) an increase of ARS 21 million in rents and expenses. General and administrative expenses of the Offices segment, measured as a percentage of revenues from this segment, decreased from 12.7% during the fiscal year ended June 30, 2024, to 11.8% during the fiscal year ended June 30, 2025.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 5.5%, from ARS 12,283 million during the fiscal year ended June 30, 2024, to ARS 11,605 million during the fiscal year ended June 30, 2025. General and administrative expenses, measured as a percentage of revenues from this segment, decreased from 95.3% during the fiscal year ended June 30, 2024, to 90.9% during the fiscal year ended June 30, 2025.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 8.1%, from ARS 13,025 million during the fiscal year ended June 30, 2024, to ARS 11,972 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,103 million in fees and compensations for services; (ii) a decrease of ARS 154 million in bank expenses; (iii) a decrease of ARS 114 million in taxes; (iv) a decrease of ARS 85 million in other charges; partially offset by (v) an increase of ARS 214 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 167 million in salaries, social security charges and other personnel administrative expenses; and (vii) an increase of ARS 37 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.2% during the fiscal year ended June 30, 2024, to 18.5% during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with our Others segment increased by 5.5%, from ARS 13,428 million during the fiscal year ended June 30, 2024, to ARS 14,162 million during the fiscal year ended June 30, 2025, mainly due to: (i) an increase of ARS 1,087 million in directors’ fees; (ii) an increase of ARS 42 million in fees and compensations for services; (iii) an increase of ARS 14 million in amortization and depreciation charges; partially offset by (iv) a decrease of ARS 174 million in salaries, social security charges and other personnel administrative expenses; (v) a decrease of ARS 143 million in other charges; (vi) a decrease of ARS 56 million in taxes; (vii) a decrease of ARS 18 million in maintenance, security, cleaning, repairs and related expenses; and (viii) a decrease of ARS 11 million in travel, transportation and stationery. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 250.7% during the fiscal year ended June 30, 2024, to 211.1% during the fiscal year ended June 30, 2025.

Selling expenses 2025 vs. 2024

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 11.5%, from ARS 40,340 million in the fiscal year ended June 30, 2024, to ARS 35,685 million in the fiscal year ended June 30, 2025, mainly due to: a decrease of ARS 5,115 million in expenses related to crop operations; a decrease of ARS 144 million in expenses associated with the agricultural leases and services business; a decrease of ARS 39 million in expenses related to sugarcane operations; partially offset by an increase of ARS 643 million in expenses related to cattle operations. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 10.8% during the fiscal year ended June 30, 2024, to 10.9% during the fiscal year ended June 30, 2025.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased by 6.4%, from ARS 1,658 million during the fiscal year ended June 30, 2024, to ARS 1,552 million during the fiscal year ended June 30, 2025.

Others. Selling expenses from the Others segment increased by 15.6%, from ARS 19,024 million during the fiscal year ended June 30, 2024, to ARS 21,988 million during the fiscal year ended June 30, 2025, mainly due to an increase of ARS 2,964 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 14.7% during the fiscal year ended June 30, 2024, to 18.1% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 7.8%, from ARS 12,558 million during the fiscal year ended June 30, 2024, to ARS 13,536 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 1,058 million in taxes due to an increase in ABL rates and real estate taxes, which are adjusted by CPI; (ii) an increase of ARS 47 million in amortization and depreciation charges; (iii) an increase of ARS 31 million in bad debts (charge and recovery, net); partially offset by (iv) a decrease of ARS 89 million in fees and compensations for services; (v) a decrease of ARS 59 million in advertising, promotions, and other marketing expenses; and (vi) a decrease of ARS 12 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, remained stable at 5.0% during the fiscal years presented.

Offices. Selling expenses associated with our Offices segment increased by 255.0%, from ARS 251 million during the fiscal year ended June 30, 2024, to ARS 891 million during the fiscal year ended June 30, 2025. Such variation was mainly generated as a result of: (i) an increase of ARS 334 million in fees and compensations for services; (ii) an increase of ARS 182 million in bad debts (charge and recovery, net), primarily due to higher provisions for uncollectible accounts at the Intercontinental Building; (iii) an increase of ARS 138 million in advertising, promotions, and other marketing expenses; partially offset by (iv) a decrease of ARS 19 million in taxes. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 1.1% during the fiscal year ended June 30, 2024, to 4.4% during the fiscal year ended June 30, 2025.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 30.9%, from ARS 4,512 million during the fiscal year ended June 30, 2024, to ARS 3,116 million during the fiscal year ended June 30, 2025. The variation was mainly explained by lower expenses incurred in the sale of properties, caused by a decrease in sales compared to the prior year. Among the most significant variations were: (i) a decrease of ARS 1,091 million in fees and compensations for services due to lower notary fees; (ii) a decrease of ARS 667 million in taxes due to lower sealing expenses; (iii) a decrease of ARS 11 million in bad debts (charge and recovery, net); partially offset by (iv) an increase of ARS 384 million in advertising, promotions, and other marketing expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 35.0% during the fiscal year ended June 30, 2024, to 24.4% during the fiscal year ended June 30, 2025.

Hotels. Selling expenses associated with our Hotels segment decreased by 13.8%, from ARS 5,863 million during the fiscal year ended June 30, 2024, to ARS 5,052 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,769 million in taxes; (ii) a decrease of ARS 70 million in salaries, social security charges and other personnel administrative expenses; (iii) a decrease of ARS 64 million in fees and compensations for services; partially offset by (iv) an increase of ARS 44 million in advertising, promotions, and other marketing expenses; and (v) an increase of ARS 41 million in other charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 6.8% during the fiscal year ended June 30, 2024, to 7.8% during the fiscal year ended June 30, 2025.

Others. Selling expenses associated with our Others segment increased by 25.8%, from ARS 1,203 million during the fiscal year ended June 30, 2024, to ARS 1,513 million during the fiscal year ended June 30, 2025. This increase is mainly due to higher commercial activities carried out by We are appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 22.5% during the fiscal year ended June 30, 2024, to 22.6% during the fiscal year ended June 30, 2025.

Other operating results, net 2025 vs. 2024

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 5,862 million, from a profit of ARS 11,849 million in the fiscal year ended June 30, 2024, to a profit of ARS 5,987 million in the fiscal year ended June 30, 2025. This decrease was primarily driven by lower results from commodity transactions, reflecting reduced trading volumes and average selling prices below prevailing market levels, which adversely impacted the valuation of the positions held.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 15,654 million, from a profit of ARS 19,151 million in the fiscal year ended June 30, 2024, to a profit of ARS 3,497 million in the fiscal year ended June 30, 2025. This decrease is mainly explained by the valuation effect of accounts receivable related to farmland sales agreed in soybean bags, whose fair value measurement reflected the decline in soybean prices during the fiscal year.

Others. Other operating results, net, associated with the Others segment decreased by ARS 5,432 million, from a profit of ARS 7,904 million in the fiscal year ended June 30, 2024, to a profit of ARS 2,472 million in the fiscal year ended June 30, 2025. This decrease is mainly due to lower interest income generated by operating assets related to interest on late payment of trade receivables, as well as lower interest income from advances granted in brokerage transactions in Argentine pesos. During the period, the amount granted grew below the inflation rate, and interest rates fell by 35%. Additionally, interest income from the sale of inputs and loans in U.S. dollars to clients was also affected, as these were granted at lower rates through FyO.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net, associated with our Shopping Malls segment varied by 87.4%, from a net loss of ARS 3,960 million during the fiscal year ended June 30, 2024, to a net loss of ARS 500 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 4,172 million, primarily explained by a change in the interest rate applied to employment-related claims; partially offset by (ii) a decrease of ARS 795 million in interest income generated by operating assets due to improved collection periods, leading to lower interest earned. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.6% negative during the fiscal year ended June 30, 2024, to 0.2% negative during the fiscal year ended June 30, 2025.

Offices. Other operating results, net, associated with our Offices segment varied by 306.8%, from a net loss of ARS 88 million during the fiscal year ended June 30, 2024, to a net profit of ARS 182 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 179 million; (ii) an increase of ARS 131 million in interest income generated by operating assets; partially offset by (iii) a higher charge of ARS 32 million for donations. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2024, to 0.9% positive during the fiscal year ended June 30, 2025.

Sales and Developments. Other operating results, net, associated with our Sales and Developments segment varied by 259.5%, from a net loss of ARS 5,305 million during the fiscal year ended June 30, 2024, to a net loss of ARS 19,070 million during the fiscal year ended June 30, 2025, mainly due to: (i) a loss of ARS 19,125 million due to the impairment of properties trading properties for the fiscal year ended June 30, 2025, which resulted from the Company’s comparison between the inflation-adjusted cost (ARS 57,107 million) and the net realizable value (ARS 37,982 million) of these assets; partially offset by (ii) a lower negative result of ARS 2,746 million from the sale of property, plant and equipment corresponding to the sale of the 9th floor of the “261 Della Paolera” Tower (located in the Catalinas area of Buenos Aires City) during the fiscal year ended June 30, 2024; (iii) a lower negative result of ARS 2,181 million from the sale of a joint venture corresponding to the sale of Quality Invest S.A. during the fiscal year ended June 30, 2024; (iv) an increase of ARS 417 million in management fees; (v) a lower charge for lawsuits of ARS 327 million; and (vi) a lower charge for donations of ARS 151 million. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 41.2% negative during the fiscal year ended June 30, 2024, to 149.4% negative during the fiscal year ended June 30, 2025.

Hotels. Other operating results, net, associated with the Hotels segment varied by 69.9%, from a net loss of ARS 1,577 million during the fiscal year ended June 30, 2024, to a net loss of ARS 474 million during the fiscal year ended June 30, 2025, mainly due to a decrease in lawsuit charges of ARS 1,224 million, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2024, to 0.7% negative during the fiscal year ended June 30, 2025.

Others. Other operating results, net, associated with the Others segment varied by 131.6%, from a net profit of ARS 1,150 million during the fiscal year ended June 30, 2024, to a net profit of ARS 2,663 million during the fiscal year ended June 30, 2025, mainly due to: (i) a positive result from the sale of associates of ARS 2,488 million during the fiscal year ended June 30, 2025; (ii) an increase of ARS 289 million in management fees; (iii) a lower charge of ARS 113 million for donations; partially offset by (iv) a lower gain of ARS 1,273 million generated from other operating results, mainly explained by a recovery of provisions recorded in the comparative year related to La Arena S.A.; (v) a higher charge of ARS 88 million for lawsuits and other contingencies; and (vi) a lower gain of ARS 16 million from interest earned from operating assets. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 21.5% positive during the fiscal year ended June 30, 2024, to 39.7% positive during the fiscal year ended June 30, 2025.

Management fees 2025 vs. 2024

The company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our results for advisory services related to all types of matters connected with activities and investments, such as farming, real estate, finance, hotels, etc. The charge for this fee decreased by 29.8%, from ARS 12,945 million in the fiscal year ended June 30, 2024, to ARS 9,081 million in the fiscal year ended June 30, 2025, as a consequence of lower results in the current fiscal year.

Operating results 2025 vs. 2024

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 13,450 million, from a profit of ARS 2,487 million in the fiscal year ended June 30, 2024, to a profit of ARS 15,937 million in the fiscal year ended June 30, 2025.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 24,118 million, from a profit of ARS 80,047 million in the fiscal year ended June 30, 2024, to a profit of ARS 55,929 million in the fiscal year ended June 30, 2025.

Corporate. Operating results of the Corporate segment increased by ARS 465 million, from a loss of ARS 6,390 million in the fiscal year ended June 30, 2024, to a loss of ARS 5,925 million in the fiscal year ended June 30, 2025.

Others. Operating results of the Others segment decreased by ARS 37,327 million, from a profit of ARS 19,974 million in the fiscal year ended June 30, 2024, to a loss of ARS 17,353 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 287.2%, from a net profit of ARS 168,063 million during the fiscal year ended June 30, 2024, to a net profit of ARS 650,765 million during the fiscal year ended June 30, 2025. Operating results from the Shopping Malls segment, as a percentage of revenues from this segment, increased from 67.1% positive during the fiscal year ended June 30, 2024, to 240.6% positive during the fiscal year ended June 30, 2025.

Offices. Operating results from operations associated with our Offices segment decreased by 68.7%, from a net loss of ARS 79,231 million during the fiscal year ended June 30, 2024, to a net loss of ARS 133,692 million during the fiscal year ended June 30, 2025. Such variation was mainly due to ARS 51,926 million decrease in the loss from fair value adjustments of investment properties. Operating results from the Offices segment, as a percentage of revenues from this segment, increased from 349.9% negative during the fiscal year ended June 30, 2024, to 666.3% negative during the fiscal year ended June 30, 2025.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 13.4%, from a net loss of ARS 374,655 million during the fiscal year ended June 30, 2024, to a net loss of ARS 324,287 million during the fiscal year ended June 30, 2025. Such improvement is mainly due to the result from changes in the fair value of investment properties. Operating results from this segment, as a percentage of revenues from this segment, decreased from 2,906.3% negative during the fiscal year ended June 30, 2024, to 2,541.2% negative during the fiscal year ended June 30, 2025.

Hotels. Operating results from operations associated with the Hotels segment decreased by 84.2%, from a net profit of ARS 25,025 million during the fiscal year ended June 30, 2024, to a net profit of ARS 3,949 million during the fiscal year ended June 30, 2025. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from the Hotels segment, as a percentage of revenues from this segment, decreased from 29.2% positive during the fiscal year ended June 30, 2024, to 6.1% positive during the fiscal year ended June 30, 2025.

Others. Operating results from operations associated with the Others segment varied by 11.0%, from a net profit of ARS 12,308 million during the fiscal year ended June 30, 2024, to a net loss of ARS 10,954 million during the fiscal year ended June 30, 2025. This decrease is mainly due to higher administrative expenses and a positive result in other operating results, net. Operating results from the Others segment, as a percentage of revenues from this segment, varied from 229,8% positive during the fiscal year ended June 30, 2024, to 163.3% positive during the fiscal year ended June 30, 2025.

Share of (loss)/profit of associates and joint ventures 2025 vs. 2024

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of loss of associates and joint ventures increased by ARS 477 million (31.6%), from a loss of ARS 1,511 million in the fiscal year ended June 30, 2024, to a loss of ARS 1,034 million in the fiscal year ended June 30, 2025.

Agricultural Production. The share of profit of associates and joint ventures in the Agricultural Production segment decreased by 83.0%, from a profit of ARS 2,161 million in the fiscal year ended June 30, 2024, to a profit of ARS 368 million in the fiscal year ended June 30, 2025.

Others. The share of loss of associates and joint ventures in the Others segment improved by 61.8%, from a loss of ARS 3,672 million in the fiscal year ended June 30, 2024, to a loss of ARS 1,402 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

The share of profit of associates and joint ventures, according to the income statement, decreased by 41.2%, from a net profit of ARS 47,454 million during the fiscal year ended June 30, 2024 to a net profit of ARS 27,924 million during the fiscal year ended June 30, 2025, mainly due to a decrease in positive results from the Others segment.

Also, the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 571.5% increase, from a profit of ARS 386 million during the fiscal year ended June 30, 2024, to a profit of ARS 2,592 million during the fiscal year ended June 30, 2025. Mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Puerto Retiro S.A and Cyrsa S.A. is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit of associates from the Others segment decreased by 46.2%, from a net profit of ARS 47,068 million during the fiscal year ended June 30, 2024, to a net profit of ARS 25,332 million during the fiscal year ended June 30, 2025, mainly as a result of the variation from our investments La Rural S.A. by ARS 632 million positive, GCDI by ARS 7,615 million positive, and Banco Hipotecario S.A. by ARS 27,143 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial results, net 2025 vs. 2024

The Company’s financial results, net, recorded a variation of ARS 160,976 million, decreasing from a profit of ARS 208,552 million in the fiscal year ended June 30, 2024, to a profit of ARS 47,576 million in the fiscal year ended June 30, 2025. The decrease is mainly due to a lower positive result from the fair value measurement of financial assets and liabilities through profit or loss, together with a decrease in interest income and in the gain from foreign exchange differences, partially offset by a lower negative result from derivative financial instruments (except commodities), a gain generated by exposure to changes in the purchasing power of the currency, and a decrease in interest expense.

Income Tax 2025 vs. 2024

The Company applies the deferred tax method to calculate income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year changed from a profit of ARS 86,261 million in the fiscal year ended June 30, 2024, to a loss of ARS 71,045 million in the fiscal year ended June 30, 2025, of which a loss of ARS 22,707 million relates to the Agricultural Business and a loss of ARS 48,338 million relates to the Urban Properties and Investment Business.

Net profit 2025 vs. 2024

As a result of the factors described above, our net profit for the year increased by ARS 75,527 million, from ARS 148,839 million in the fiscal year ended June 30, 2024, to ARS 224,366 million in the fiscal year ended June 30, 2025, of which ARS 23,109 million derive from the Agricultural Business and ARS 201,257 million from the Urban Properties and Investment Business.

Results of Operations for the fiscal years ended June 30, 2024 and 2023

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position Restated
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in million of ARS)
Revenues	503,614	527,192	(23,578)	377,202	374,521	2,681	880,816	901,713	(20,897)	(2,027)	(2,352)	325	82,884	90,317	(7,433)	(2,314)	(3,404)	1,090	959,359	986,274	(26,915)
Costs	(418,830)	(437,501)	18,671	(68,167)	(68,825)	658	(486,997)	(506,326)	19,329	225	1,026	(801)	(84,539)	(91,947)	7,408	—	—	—	(571,311)	(597,247)	25,936
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	(7,847)	15,291	—	—	—	7,444	(7,847)	15,291	—	—	—	—	—	—	989	1,142	(153)	8,433	(6,705)	15,138
Changes in the net realizable value of agricultural products after harvest	10,002	(13,148)	23,150	—	—	—	10,002	(13,148)	23,150	—	—	—	—	—	—	—	—	—	10,002	(13,148)	23,150
Gross profit / (loss)	102,230	68,696	33,534	309,035	305,696	3,339	411,265	374,392	36,873	(1,802)	(1,326)	(476)	(1,655)	(1,630)	(25)	(1,325)	(2,262)	937	406,483	369,174	37,309
Net loss from fair value adjustment of investment properties	(10,392)	(12,276)	1,884	(476,237)	(265,944)	(210,293)	(486,629)	(278,220)	(208,409)	508	10,539	(10,031)	—	—	—	—	—	—	(486,121)	(267,681)	(218,440)
Gain from disposal of farmlands	73,352	77,831	(4,479)	—	—	—	73,352	77,831	(4,479)	—	—	—	—	—	—	—	—	—	73,352	77,831	(4,479)
General and administrative expenses	(46,954)	(43,988)	(2,966)	(71,737)	(101,152)	29,415	(118,691)	(145,140)	26,449	242	347	(105)	—	—	—	150	897	(747)	(118,299)	(143,896)	25,597
Selling expenses	(61,022)	(48,410)	(12,612)	(24,387)	(23,507)	(880)	(85,409)	(71,917)	(13,492)	187	142	45	—	—	—	1,035	1,557	(522)	(84,187)	(70,218)	(13,969)
Other operating results, net	38,904	(9,043)	47,947	(9,780)	(37,730)	27,950	29,124	(46,773)	75,897	(28)	(129)	101	584	857	(273)	120	(128)	248	29,800	(46,173)	75,973
Management fees	—	—	—	—	—	—	—	—	—	—	—	—	(12,945)	(24,823)	11,878	—	—	—	(12,945)	(24,823)	11,878
Profit / (loss) from operations	96,118	32,810	63,308	(273,106)	(122,637)	(150,469)	(176,988)	(89,827)	(87,161)	(893)	9,573	(10,466)	(14,016)	(25,596)	11,580	(20)	64	(84)	(191,917)	(105,786)	(86,131)
Share of (loss) / profit of associates and joint ventures	(1,511)	(5,372)	3,861	47,068	20,145	26,923	45,557	14,773	30,784	386	(6,584)	6,970	—	—	—	—	(6)	6	45,943	8,183	37,760
Segment profit / (loss)	94,607	27,438	67,169	(226,038)	(102,492)	(123,546)	(131,431)	(75,054)	(56,377)	(507)	2,989	(3,496)	(14,016)	(25,596)	11,580	(20)	58	(78)	(145,974)	(97,603)	(48,371)

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (1,655) million and ARS (1,630) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2024 and 2023, respectively.

Agricultural Business

The following table shows a summary of the Agricultural Business lines for the fiscal years ended June 30, 2024 and 2023.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in million of ARS)
Revenues	374,179	388,107	(13,928)	—	—	—	—	—	—	129,435	139,085	(9,650)	503,614	527,192	(23,578)
Costs	(333,264)	(348,470)	15,206	(318)	(383)	65	—	—	—	(85,248)	(88,648)	3,400	(418,830)	(437,501)	18,671
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	(7,847)	15,291	—	—	—	—	—	—	—	—	—	7,444	(7,847)	15,291
Changes in the net realizable value of agricultural products after harvest	10,002	(13,148)	23,150	—	—	—	—	—	—	—	—	—	10,002	(13,148)	23,150
Gross profit / (loss)	58,361	18,642	39,719	(318)	(383)	65	—	—	—	44,187	50,437	(6,250)	102,230	68,696	33,534
Net loss from fair value adjustment of investment properties	—	—	—	(10,392)	(12,276)	1,884	—	—	—	—	—	—	(10,392)	(12,276)	1,884
Gain from disposal of farmlands	—	—	—	73,352	77,831	(4,479)	—	—	—	—	—	—	73,352	77,831	(4,479)
General and administrative expenses	(27,383)	(24,371)	(3,012)	(88)	(73)	(15)	(6,390)	(7,231)	841	(13,093)	(12,313)	(780)	(46,954)	(43,988)	(2,966)
Selling expenses	(40,340)	(35,549)	(4,791)	(1,658)	(67)	(1,591)	—	—	—	(19,024)	(12,794)	(6,230)	(61,022)	(48,410)	(12,612)
Other operating results, net	11,849	871	10,978	19,151	(13,084)	32,235	—	—	—	7,904	3,170	4,734	38,904	(9,043)	47,947
Profit / (loss) from operations	2,487	(40,407)	42,894	80,047	51,948	28,099	(6,390)	(7,231)	841	19,974	28,500	(8,526)	96,118	32,810	63,308
Share of profit/ (loss) of associates and joint ventures	2,161	(876)	3,037	—	—	—	—	—	—	(3,672)	(4,496)	824	(1,511)	(5,372)	3,861
Segment profit / (loss)	4,648	(41,283)	45,931	80,047	51,948	28,099	(6,390)	(7,231)	841	16,302	24,004	(7,702)	94,607	27,438	67,169

Urban Properties and Investment Business

The following table shows a summary of the Urban Properties and Investment Business lines for the fiscal years ended June 30, 2024 and 2023.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.	06.30.24	06.30.23	Var.
	(in millions of ARS)
Revenues	250,468	245,723	4,745	22,646	23,745	(1,099)	12,891	22,698	(9,807)	85,840	77,512	8,328	5,357	4,843	514	377,202	374,521	2,681
Costs	(14,937)	(16,643)	1,706	(1,648)	(1,963)	315	(7,451)	(6,905)	(546)	(40,350)	(39,450)	(900)	(3,781)	(3,864)	83	(68,167)	(68,825)	658
Gross profit	235,531	229,080	6,451	20,998	21,782	(784)	5,440	15,793	(10,353)	45,490	38,062	7,428	1,576	979	597	309,035	305,696	3,339
Net loss from fair value adjustment of investment properties	(20,824)	(57,854)	37,030	(97,015)	(25,666)	(71,349)	(357,995)	(181,839)	(176,156)	—	—	—	(403)	(585)	182	(476,237)	(265,944)	(210,293)
General and administrative expenses	(30,126)	(34,612)	4,486	(2,875)	(4,325)	1,450	(12,283)	(13,260)	977	(13,025)	(16,964)	3,939	(13,428)	(31,991)	18,563	(71,737)	(101,152)	29,415
Selling expenses	(12,558)	(11,230)	(1,328)	(251)	(534)	283	(4,512)	(5,817)	1,305	(5,863)	(5,325)	(538)	(1,203)	(601)	(602)	(24,387)	(23,507)	(880)
Other operating results, net	(3,960)	(3,030)	(930)	(88)	(357)	269	(5,305)	(4,579)	(726)	(1,577)	(741)	(836)	1,150	(29,023)	30,173	(9,780)	(37,730)	27,950
Profit / (loss) from operations	168,063	122,354	45,709	(79,231)	(9,100)	(70,131)	(374,655)	(189,702)	(184,953)	25,025	15,032	9,993	(12,308)	(61,221)	48,913	(273,106)	(122,637)	(150,469)
Share of profit of associates and joint ventures	—	—	—	—	—	—	—	—	—	—	—	—	47,068	20,145	26,923	47,068	20,145	26,923
Segment profit / (loss)	168,063	122,354	45,709	(79,231)	(9,100)	(70,131)	(374,655)	(189,702)	(184,953)	25,025	15,032	9,993	34,760	(41,076)	75,836	(226,038)	(102,492)	(123,546)

Revenues 2024 vs. 2023

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 3.6% from ARS 388,307 million during the fiscal year ended June 30, 2023 to ARS 374,179 million during the fiscal year ended June 30, 2024. Such decrease is mainly attributable to:

•	ARS 24,051 million decrease in revenues from crop sales, as a result of a decrease in the sale price of soybeans compared to the previous year, which had the effect of the so-called “Soya Dollar”, partially offset by an increase in the volume of corn sold in the current fiscal year (45.0%);

•	ARS 664 million decrease in revenues from leases and services as a result of a loss generated by leases to third parties in Brazil, partially offset by a higher profit from an increase in the operated volume of seed multiplication services in Argentina during the current fiscal year, with higher yields of the seed used (June 30, 2024: 24,065 Tn / June 30, 2023: 11,422 Tn);

•	ARS 7,828 million increase in revenues from cattle sales as a result of the increase in the average sales price (approximately 3.0%), accompanied by a greater volume of kilograms sold (approximately 25.0%); and

•	ARS 2,959 million increase in revenues from sugarcane as a result of a greater volume of tons sold in the current fiscal year compared to the previous fiscal year (+7.0%) due to a drop in prices (-14.0%).

Others. Revenue from the Others segment decreased by 6.9%, from ARS 139,085 million for the fiscal year ended June 30, 2023, to ARS 129,435 million for the fiscal year ended June 30, 2024. This decline was mainly driven by a reduction of ARS 9,650 million in consignment income, brokerage commissions, and other revenues, which were partially offset by an increase in input sales.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 1.9% from ARS 245,723 million during the fiscal year ended June 30, 2023, to ARS 250,468 million during the fiscal year ended June 30, 2024. Although the number of new lease contracts in the fiscal year ended June 30, 2024, has been lower than the previous one, a 17% increase in admission rights has been observed. This increase is due to a change in negotiations, which includes a higher Minimum Insured Fixed Value in the total key money price, depending on the shopping mall. In the fiscal year ended June 30, 2024, the increase in revenues was mainly due to: (i) an increase of ARS 10,759 million in base rent revenue; (ii) an ARS 3,443 million increase in admission rights; (iii) an ARS 2,333 million increase in the revenue from averaging of scheduled rent escalation; (iv) an increase of ARS 1,814 million in commissions; and (v) an increase of ARS 821 million in revenue from parking; partially offset by: (vi) a decrease of ARS 14,325 million in contingent rent revenue caused by a lower billing in real terms from the tenants.

Offices. Revenues from the Offices segment decreased by 4.6% from ARS 23,745 million during the fiscal year ended June 30, 2023, to ARS 22,646 million during the fiscal year ended June 30, 2024. This variation is mainly explained by a decrease in revenue from leases by 4.6% from ARS 22,635 million during the fiscal year ended June 30, 2023, to ARS 22,555 million during the fiscal year ended June 30, 2024. The sale of floors in the “261 Della Paolera” Tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires) results in a reduced leasable area.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 43.2% decrease from ARS 22,698 million during the fiscal year ended June 30, 2023, to ARS 12,891 million during the fiscal year ended June 30, 2024. This segment often varies significantly from period to period due to the non-recurrence of different sales transactions carried out by the Company over time. During the fiscal year ended June 30, 2024, VAM. sold two of its properties in the Canelones department (Uruguay) to the Boating Trust for a price of USD 6.8 million.

Hotels. Revenues from our Hotels segment increased by 10.7% from ARS 77,512 million during the fiscal year ended June 30, 2023, to ARS 85,840 million during the fiscal year ended June 30, 2024, mainly due to an improvement in rates measured in terms of dollars, occupancy levels remained at good level; however, a decline in international tourism was noted in the last quarter.

Others. Revenues from the Others segment increased by 10.6% from ARS 4,843 million during the fiscal year ended June 30, 2023, to ARS 5,357 million during the fiscal year ended June 30, 2024, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A.—OFC S.R.L.—OGDEN S.A—ENTRETENIMIENTO UNIVERSAL S.A.—Unión transitoria —(administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by We are appa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs 2024 vs. 2023

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 4.4% from ARS 348,470 million during the fiscal year ended June 30, 2023 to ARS 333,264 million during the fiscal year ended June 30, 2024, primarily as a consequence of:

•	ARS 13,690 million decrease in costs of crop sales, mainly as a result of a decrease in the sales price of soybeans in the current fiscal year compared to the fiscal year ended June 30, 2023, which had the effect of the so-called “Soya Dollar”;

•	ARS 7,961 million decrease in the costs of sugarcane sales, mainly as a result of a 7.0% drop in the prices of ethanol, a fuel component made from sugarcane;

•	ARS 4,475 million increase in the costs of cattle sales, as a result of a greater volume of kilograms sold (approximately 25.0%) during the current fiscal year compared to the fiscal year ended June 30, 2023; and

•	ARS 1,970 million increase in costs of leases and services, mainly as a result of an increase in the cost of leases in Brazil.

Costs of the Agricultural Production segment, measured as a percentage of the segment’s revenues, decreased from 89.8% for the fiscal year ended June 30, 2023, to 89.1% for the fiscal year ended June 30, 2024.

Land transformation and sales. The costs of the Land transformation and sales segment decreased by 17.0% from ARS 383 million during the fiscal year ended June 30, 2023 to ARS 318 million during the fiscal year ended June 30, 2024. The variation is mainly explained by the sales of farmlands that occurred during both fiscal years, considering that in the fiscal year ended June 30, 2024 there were a lower number of hectares sold compared to the year ended June 30, 2023.

Others. The costs of the Other segment decreased by 3.8%, from ARS 88,648 million for the fiscal year ended June 30, 2023, to ARS 85,248 million for the fiscal year ended June 30, 2024, mainly due to a reduction in consignment costs, slightly offset by an increase in commission and supply costs. The costs of the Other segment, measured as a percentage of the segment’s revenues, increased from 63.7% for the fiscal year ended June 30, 2023, to 65.9% for the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment decreased by 10.3%, from ARS 16,643 million during the fiscal year ended June 30, 2023, to ARS 14,937 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in leases and expenses of ARS 2,128 million which is explained by a decrease in the cost of available commercial spaces given higher occupancy during the fiscal year ended June 30, 2024; (ii) a decrease in taxes, rates and contributions of ARS 322 million; partially offset by: (iii) an increase in fees and compensation for services of ARS 674 million. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, decreased from 6.8% during the fiscal year ended June 30, 2023, to 6.0% during the fiscal year ended June 30, 2024.

Offices. Costs associated with the Offices segment decreased by 16.0%, from ARS 1,963 million during the fiscal year ended June 30, 2023, to ARS 1,648 million during the fiscal year ended June 30, 2024, mainly due to (i) a decrease in leases and expenses of ARS 346 million; (ii) a decrease in amortization and depreciation charges of ARS 208 million; (iii) a decrease in salaries, social security charges and other personnel administrative expenses of ARS 56 million; (iv) a decrease of ARS 35 million in maintenance, security, cleaning, repairs and other expenses; (v) a decrease in taxes, rates and contributions of ARS 34 million; partially offset by: (vi) an increase in fees and compensation for services of ARS 352 million. Costs associated with the Offices segment, measured as a percentage of the revenues from this segment, decreased from 8.3% during the fiscal year ended June 30, 2023, to 7.3% during the fiscal year ended June 30, 2024.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 7.9% increase from ARS 6,905 million during the fiscal year ended June 30, 2023, to ARS 7,451 million during the fiscal year ended June 30, 2024 mainly due to: (i) an increase of ARS 761 million in the cost of sale of goods and services, explained by the sale of two plots of land by VAM. (Canelones, Uruguay); (ii) an increase of ARS 219 million in maintenance, security, cleaning, repairs and other expenses; (iii) an increase of ARS 152 million in fees and compensation services; (iv) an increase in leases and expenses of ARS 62 million; partially offset by: (v) an ARS 644 million decrease in taxes, rates and contributions. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 30.4% during the fiscal year ended June 30, 2023, to 57.8% during the fiscal year ended June 30, 2024.

Hotels. Costs in the Hotels segment increased by 2.3%, from ARS 39,450 million during the fiscal year ended June 30, 2023, to ARS 40,350 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 896 million in maintenance, security, cleaning, repairs and other expenses; (ii) an increase of ARS 194 million in food, beverages and other hotel expenses; (iii) an increase of ARS 114 million in fees and compensation services; partially offset by: (iv) a decrease in the costs of salaries, social security and other personnel expenses of ARS 308 million. Costs in the Hotels segment, measured as a percentage of revenues from this segment, decreased from 50.9% during the fiscal year ended June 30, 2023, to 47.0% during the fiscal year ended June 30, 2024.

Others. Costs in the Others segment decreased by 2.1%, from ARS 3,864 million during the fiscal year ended June 30, 2023, to ARS 3,781 million during the fiscal year ended June 30, 2024, mainly as a result of (i) a decrease in the costs of salaries, social security and other personnel expenses of ARS 623 million; (ii) a decrease of ARS 47 million in fees and compensation services; (iii) a decrease in taxes, rates and contributions of ARS 46 million; partially offset by: (iv) an increase of ARS 457 million in maintenance, security, cleaning, repairs and other expenses; and (v) an increase of others charges of ARS 191 million. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 79.8% during the fiscal year ended June 30, 2023, to 70.6% during the fiscal year ended June 30, 2024.

Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest 2024 vs. 2023

According to information by segments (taking into account the result from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the result from the total initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 15,291 million (194.9%), from a loss of ARS 7,847 million in the fiscal year ended June 30, 2023 to a profit of ARS 7,444 million in the fiscal year ended June 30, 2024.

Such variation was mainly as a result of:

•

A decrease in losses from production and cattle holding for ARS 19,306 million, due to the fact that prices had a better performance regarding inflation compared to the previous fiscal year, accompanied by an increase in kilograms produced (9.0%);

•	A decrease in profit from crops production of ARS 10,389 million, mainly caused by the drop in soybean and corn prices at the time of harvest in Brazil, compared to the fiscal year ended June 30, 2023, compared to productive yields lower results observed in soybeans, offset by a gain in Argentina explained mainly by the Detour of the 22-23 Campaign, as a result of a greater quantity of tons obtained from yellow corn and cotton, accompanied by better productive yields and average net realizable value higher than those projected , with higher direct costs, including leases (remnant of the Anta Canon) and harvest expenses as a result of greater production, together with an increase in the profit in the Production Result of the 23-24 Campaign, with higher margins production, as a result of higher yields observed in wheat and soybean crops compared to the previous season, which were affected by the drought; and

•	An increase in profits from sugarcane production of ARS 6,374 million, mainly due to greater number of hectares planted (6.0%) during the current fiscal year compared to the previous one, which are impacted by a higher production of tons, accompanied by a reduction of costs (3.0%) in the face of a 7.0% drop in prices (lower price of ethanol, a fuel component made from sugarcane).

Changes in the net realizable value of agricultural produce after harvest 2024 vs. 2023

Results from total changes in the net realizable value of agricultural produce after harvest, according to information by segments, increased by ARS 23,150 million (176.1%), from a loss of ARS 13,148 million in the fiscal year ended June 30, 2023 to a profit of ARS 10,002 million in the fiscal year ended June 30, 2024.

This variation is due to better price performance, mostly explained by Brazil. This is complemented by the greater amount of corn and cotton sold.

Gross profit/(loss) 2024 vs. 2023

Agricultural Business

Agricultural Production. Gross profit from this segment increased by 213.1% from a profit of ARS 18,642 million in the fiscal year ended June 30, 2023 to a profit of ARS 58,361 million in the fiscal year ended June 30, 2024.

Land Transformation and Sales. Gross profit from this segment increased by 17.0% from a loss of ARS 383 million in the fiscal year ended June 30, 2023 to a loss of ARS 318 million in the fiscal year ended June 30, 2024.

Others. Gross profit from this segment decreased by 12.4% from a profit of ARS 50,437 million in the fiscal year ended June 30, 2023 to a profit of ARS 44,187 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 2.8%, from a profit of ARS 229,080 million during the fiscal year ended June 30, 2023, to an ARS 235,531 million profit during the fiscal year ended June 30, 2024, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, increased from 93.2% positive during the fiscal year ended June 30, 2023, to 94.0% positive during the fiscal year ended June 30, 2024.

Offices. Gross profit from the Offices segment decreased by 3.6%, from a profit of ARS 21,782 million during the fiscal year ended June 30, 2023, to an ARS 20,998 million profit during the fiscal year ended June 30, 2024. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, increased from 91.7% positive during the fiscal year ended June 30, 2023, to 92.7% positive during the fiscal year ended June 30, 2024.

Sales and developments. Gross profit from the Sales and Developments segment decreased by 65.6%, from a profit of ARS 15,793 million during the fiscal year ended June 30, 2023, to an ARS 5,440 million profit during the fiscal year ended June 30, 2024. Gross profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 69.6% positive during the fiscal year ended June 30, 2023, to 42.2% positive during the fiscal year ended June 30, 2024.

Hotels. Gross profit from the Hotels segment increased by 19.5%, from a profit of ARS 38,062 million during the fiscal year ended June 30, 2023, to an ARS 45,490 million profit during the fiscal year ended June 30, 2024. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, increased from 49.1% positive during the fiscal year ended June 30, 2023, to 53.0% positive during the fiscal year ended June 30, 2024.

Others. Gross profit from the Others segment increased by 61.0%, from a profit of ARS 979 million during the fiscal year ended June 30, 2023, to an ARS 1,576 million profit during the fiscal year ended June 30, 2024. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 20.2% positive during the fiscal year ended June 30, 2023, to 29.4% positive during the fiscal year ended June 30, 2024.

The variations described in this section relate to the previously mentioned effects on revenues and costs.

Net loss from changes in the fair value of investment properties 2024 vs. 2023

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the result from changes in the fair value of investment properties increased by ARS 1,884 million (15.3%), from a net loss of ARS 12,276 million in the fiscal year ended June 30, 2023 to a net loss of ARS 10,392 million in the fiscal year ended June 30, 2024, mainly caused by a decrease in the value of the hectares, related to the decrease in soybean prices. This effect is offset by a smaller area of hectares leased to third parties: as of June 30, 2023, the leased hectares were 13,501 while as of June 30, 2024, 11,674 hectares were leased. The sum of these two factors explains the lower loss.

Urban Properties and Investment Business

Total consolidated net loss from fair value adjustment of investment properties, according to the income statement, decreased by ARS 220,324 million, from a net loss of ARS 255,405 million during the fiscal year ended June 30, 2023, to a net loss of ARS 475,729 million during the fiscal year ended June 30, 2024.

According to information by segments, the net loss from fair value adjustment of investment properties went from a loss of ARS 265,944 million (out of which an ARS 57,854 million loss derives from our Shopping Malls segment; an ARS 25,666 million loss from our Offices segment; an ARS 181,839 million loss from our Sales and Developments segment and an ARS 585 million loss from our Others segment) during the fiscal year ended June 30, 2023, to a loss of ARS 476,237 million during the fiscal year ended June 30, 2024 (out of which an ARS 20,824 million loss derives from our Shopping Malls segment; an ARS 97,015 million loss from our Offices segment; an ARS 357,995 million loss from our Sales and Developments segment and an ARS 403 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; in real terms, the variation of the official exchange rate, which is used to measure these properties, was 17 percentage points below inflation, and (ii) this was partially offset by the moderation of the projected growth rate for some shopping malls.

The Argentine market for offices, land reserves, and other properties is a liquid market, in which a great number of counterparties participate carrying out sale-purchase transactions. This situation results in significant and representative sale-purchase prices. This situation allows for the observation of relevant and representative buy-sell prices in the market. In this regard, the “Market Approach” technique (comparable market values) is employed to determine the fair value of the Offices and Other segment, with the price per square meter being the most representative metric. In our Office segment and Developments segment, the value was primarily impacted by the appreciation of the peso against the “MEP dollar” during the fiscal year ended June 30, 2024, as in real terms, the variation in the MEP exchange rate, which is used to measure these properties, was 93 points below inflation. Additionally, in our Office segment during the fiscal year ended June 30, 2024, we sold three floors of the “261 Della Paolera” tower and completed the sale of the Maple Building. Additionally, in fiscal year 2024, we sold our interest in Quality Invest S.A.

Gain from disposal of farmlands 2024 vs. 2023

The total gain from disposal of farmlands, according to the income statement and the information by segment (taking into account all our joint ventures and inter-segment eliminations), decreased by ARS 4,479 million (5.8%), from ARS 77,831 million in the fiscal year ended June 30, 2023 to ARS 73,352 million in the fiscal year ended June 30, 2024.

Fiscal year ended June 30, 2024

•	On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the property called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, which has been fully collected.

•	On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 million remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

•	On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million.

Fiscal year ended June 30, 2023

•	On October 6, 2022, BrasilAgro completed the sale of a fraction of 863 hectares (498 arable hectares) of the "Morotí" farm located in the State of Boquerón, Paraguay. The sale value was USD 1.5 million and the buyer made an initial payment of USD 748.5 thousand. The remaining balance will be paid in three equal annual installments. This fraction of the field was valued on the books at BRL 853 thousand. After this operation, a remainder of 58,722 hectares of this field remains in the hands of BrasilAgro.

•	On November 8, 2022, BrasilAgro signed a contract for the sale of 1,965 hectares (1,423 arable hectares) of the Rio do Meio farm, a rural property located in the municipality of Correntina – Bahia. The value to be paid was 291 soybeans bags, equivalent to BRL 62.4 million on the date of the transaction. The buyer made an initial payment of BRL 17.7 million. The contract establishes a schedule for the transfer of ownership and revenue is recognized in four stages. The first was completed on November 14, 2022 and a revenue of BRL 20 million was recognized. The other phases are scheduled for July of each year until 2025. This fraction of the field was valued on the books at BRL 17.7 million. After this operation, a remnant of 5,750 hectares of said farm remains in the hands of BrasilAgro.

•	In March 2023, BrasilAgro signed two contracts for the sale of the remaining surface of 5,517 hectares (4,011 arable hectares) of its Araucaria farm, located in the municipality of Mineiros, State of Goiás, Brazil.

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

General and administrative expenses 2024 vs. 2023

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment increased by 12.4%, from ARS 24,371 million in the fiscal year ended June 30, 2023 to ARS 27,383 million in the fiscal year ended June 30, 2024, mainly due to an ARS 2,973 million increase in expenses associated with crop operations; an ARS 120 million decrease in expenses associated with sugarcane operations; an ARS 403 million increase in expenses associated with cattle activities; and a ARS 244 million decrease in expenses associated with the agricultural lease and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 6.3% during the fiscal year ended June 30, 2023 to 7.3% during the fiscal year ended June 30, 2024.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment increased by 20.5% from ARS 73 million during the fiscal year ended June 30, 2023 to ARS 88 million during the fiscal year ended June 30, 2024.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 11.6%, from ARS 7,231 million during the fiscal year ended June 30, 2023 to ARS 6,390 million during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with the Others segment increased by 6.3%, from ARS 12,313 million during the fiscal year ended June 30, 2023 to ARS 13,093 million during the fiscal year ended June 30, 2024. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, decreased from 8.9% during the fiscal year ended June 30, 2023 to 10.1% during the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 13.0%, from ARS 34,612 million during the fiscal year ended June 30, 2023, to ARS 30,126 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 3,129 million in fees payable to directors; (ii) a decrease of ARS 886 million in salaries, social security charges, and other personnel administrative expenses due to lower expenses related to bonuses paid to employees; (iii) a decrease of ARS 556 million in amortization and depreciation charges; (iv) a decrease of ARS 225 million in rents and expenses; partially offset by: (v) an increase in maintenance, security, cleaning, repairs, and related charges of ARS 301 million. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 14.1% during the fiscal year ended June 30, 2023, to 12.0% during the fiscal year ended June 30, 2024.

Offices. General and administrative expenses of our Offices segment decreased by 33.5%, from ARS 4,325 million during the fiscal year ended June 30, 2023, to ARS 2,875 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 351 million in directors’ fees; (ii) a decrease of ARS 448 million in salaries, social security contributions, and other personnel expenses; (iii) a lower charge of ARS 244 million in amortization and depreciation; (iv) a decrease of ARS 92 million in fees and service charges; and (v) a lower charge of ARS 78 million in rent and utilities. General and administrative expenses measured as a percentage of the segment’s revenues decreased from a negative 18.2% for the fiscal year ended June 30, 2023, to a negative 12.7% for the fiscal year ended June 30, 2024. This variation was mainly explained by lower expenses related to employee bonuses. Additionally, there was a lower charge for directors’ fees.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 7.4%, from ARS 13,260 million during the fiscal year ended June 30, 2023, to ARS 12,283 million during the fiscal year ended June 30, 2024. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 58.4% during the fiscal year ended June 30, 2023, to 95.3% during the fiscal year ended June 30, 2024.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 23.2%, from ARS 16,964 million during the fiscal year ended June 30, 2023, to ARS 13,025 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) a decrease of ARS 4,393 million in fees payable to directors; partially offset by (ii) an increase of ARS 261 million in taxes; (iii) an increase of ARS 50 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 40 million in travel, transportation, and stationery; (v) an increase of ARS 28 million in amortization and depreciation charges; and (vi) an increase of ARS 21 million in maintenance, security, cleaning, repairs, and related expenses. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 21.9% during the fiscal year ended June 30, 2023, to 15.2% during the fiscal year ended June 30, 2024.

Others. General and administrative expenses associated with our Others segment decreased by 58.0%, from ARS 31,991 million during the fiscal year ended June 30, 2023, to ARS 13,428 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease of ARS 19,290 million in fees payable to directors; (ii) a decrease of ARS 211 million in fees and compensations for services; (iii) a decrease of ARS 59 million in taxes; partially offset by: (iv) an increase of ARS 817 million in salaries, social security charges, and other personnel administrative expenses; (v) an increase of ARS 49 million in maintenance, repairs, and services; (vi) an increase of ARS 46 million in amortization and depreciation charges; (vii) an increase of ARS 36 million in travel, transportation, and stationery; and (viii) an increase of ARS 11 million in bank expenses. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 660.6% during the fiscal year ended June 30, 2023, to 250.7% during the fiscal year ended June 30, 2024.

Selling expenses 2024 vs. 2023

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment increased by 13.5% from ARS 35,549 million in the fiscal year ended June 30, 2023 to ARS 40,340 million in the fiscal year ended June 30, 2024, mainly as a result of a ARS 5,008 million increase in selling expenses related with crop operations, an ARS 313 million decrease in expenses for sugarcane operations, a ARS 327 million increase in selling expenses for cattle and a ARS 231 million decrease in selling expenses associated with leases and agricultural services. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2023 to 10.8% during the fiscal year ended June 30, 2024.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment increased by 2,374.6%, from ARS 67 million in the fiscal year ended June 30, 2023 to ARS 1,658 million in the fiscal year ended June 30, 2024. This increase is explained for the sales of farmlands that occurred during the current fiscal year. Although a comparatively smaller number of hectares were sold, expenses related to sales for the current fiscal year increased considerably, mainly due to the sale of the Chaparral farmland in Brazil.

Others. Selling expenses from the Others segment increased by 48.7% from ARS 12,794 million in the fiscal year ended June 30, 2023 to ARS 19,024 million in the fiscal year ended June 30, 2024, mainly due to the increase of ARS 6,230 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 9.2% during the fiscal year ended June 30, 2023 to 14.7% during the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 11.8%, from ARS 11,230 million during the fiscal year ended June 30, 2023, to ARS 12,558 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an increase of ARS 824 million in publicity, advertising, and other commercial expenses due to higher expenses for event organization and commercial settlements; (ii) an increase of ARS 409 million in amortization and depreciation charges; (iii) an increase of ARS 271 million in doubtful accounts (charge and recovery, net); (iv) an increase of ARS 131 million in salaries, social security charges, and other personnel administrative expenses; partially offset by: (v) a decrease of ARS 288 million in taxes; and (vi) a decrease of ARS 19 million in fees and compensations for services. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 4.6% during the fiscal year ended June 30, 2023, to 5.0% during the fiscal year ended June 30, 2024.

Offices. Selling expenses associated with our Offices segment decreased by 53.0%, from ARS 534 million during the fiscal year ended June 30, 2023, to ARS 251 million during the fiscal year ended June 30, 2024. Such variation was mainly generated as a result of: (i) an ARS 338 million decrease in fees and compensation for services due to improved negotiation of rates; (ii) a decrease of ARS 69 million in taxes; (iii) a decrease of ARS 20 million in salaries, social security charges, and other personnel administrative expenses; (iv) a decrease of ARS 9 million in publicity, advertising, and other commercial expenses; partially offset by: (v) an ARS 156 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 2.2% during the fiscal year ended June 30, 2023, to 1.1% during the fiscal year ended June 30, 2024.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 22.4%, from ARS 5,817 million during the fiscal year ended June 30, 2023, to ARS 4,512 million during the fiscal year ended June 30, 2024. This variation is mainly explained by lower expenses related to property sales due to fewer sales compared to the previous fiscal year. Among the most significant variations were: (i) a decrease of ARS 2,351 million in fees and compensation for services; partially offset by (ii) an increase of ARS 930 million in taxes; (iii) an increase of ARS 92 million in salaries, social security charges, and other personnel administrative expenses; (iv) an increase of ARS 11 million in publicity, advertising, and other commercial expenses; and (v) an ARS 7 million increase in doubtful accounts (charge and recovery, net). Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 25.6% during the fiscal year ended June 30, 2023, to 35.0% during the fiscal year ended June 30, 2024.

Hotels. Selling expenses associated with our Hotels segment increased by 10.1%, from ARS 5,325 million during the fiscal year ended June 30, 2023, to ARS 5,863 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 326 million increase in fees and compensation for services; (ii) an ARS 122 million increase in publicity, advertising, and other commercial expenses; (iii) an ARS 98 million increase in taxes; (iv) an ARS 28 million increase in doubtful accounts (charge and recovery, net); partially offset by (v) an ARS 34 million decrease in salaries, social security charges, and other personnel administrative expenses. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 6.9% during the fiscal year ended June 30, 2023, to 6.8% during the fiscal year ended June 30, 2024.

Others. Selling expenses associated with our Others segment increased by 100.2%, from ARS 601 million during the fiscal year ended June 30, 2023, to ARS 1,203 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher commercial activities carried out by We are appa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 12.4% during the fiscal year ended June 30, 2023, to 22.5% during the fiscal year ended June 30, 2024.

Other operating results, net 2024 vs. 2023

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment increased by ARS 10,978 million, from a profit of ARS 871 million in the fiscal year ended June 30, 2023 to a profit of ARS 11,849 million in the fiscal year ended June 30, 2024. This increase is explained by a gain in the results of commodity derivative financial instruments due to the positions taken where tons of soybeans were sold at an average price higher than the market price.

Land Transformation and Sales. Other operating results, net, from this segment increased by ARS 32,235 million from a loss of ARS 13,084 million in the fiscal year ended June 30, 2023 to a profit of ARS 19,151 million in the fiscal year ended June 30, 2024. This increase is explained by the valuation of accounts receivable in the current fiscal year due to the sales of farmlands in soybean bags in dollars, which was accompanied by an increase in the BRL/USD exchange rate, in yield premiums, offset by a drop in the price of soybeans.

Others. Other operating results, net, associated with the Others segment increased by ARS 4,734 million, from a profit of ARS 3,170 million in the fiscal year ended June 30, 2023 to a profit of ARS 7,904 million in the fiscal year ended June 30, 2024. This increase is due to higher interest income generated by operating assets related to interest on late payment of trade receivables.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment decreased by 30.7%, from a net loss of ARS 3,030 million during the fiscal year ended June 30, 2023, to a net loss of ARS 3,960 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 458 million increase in the loss for lawsuits; partially offset by (ii) an ARS 766 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned; (iii) an ARS 612 million decrease in donations; and (iv) an ARS 31 million decrease in management fees. Other operating results, net, from this segment, as a percentage of revenues from this segment, increased from 1.2% negative during the fiscal year ended June 30, 2023, to 1.6% negative during the fiscal year ended June 30, 2024.

Offices. Other operating results, net associated with our Offices segment increased by 75.4%, from a net loss of ARS 357 million during the fiscal year ended June 30, 2023, to a net loss of ARS 88 million during the fiscal year ended June 30, 2024, mainly as a result of: (i) an ARS 217 million decrease in interest and allowances earned generated by operating credits; and (ii) a decrease of ARS 51 million in lawsuit charges. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.5% negative during the fiscal year ended June 30, 2023, to 0.4% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment increased by 15.9%, from a net loss of ARS 4,579 million during the fiscal year ended June 30, 2023, to a net loss of ARS 5,305 million during the fiscal year ended June 30, 2024, mainly due to the loss from sale of property, plant and equipment corresponding to the sale of the 9th floor of the “261 Della Paolera” tower (located in the Catalinas neighborhood of the Autonomous City of Buenos Aires). Other operating results, net from this segment, as a percentage of the revenues of this segment, increased from 20.2% negative during the fiscal year ended June 30, 2023, to 41.2% negative during the fiscal year ended June 30, 2024.

Hotels. Other operating results, net associated with the Hotels segment decreased by 112.8%, from a net loss of ARS 741 million during the fiscal year ended June 30, 2023, to a net loss of ARS 1,577 million during the fiscal year ended June 30, 2024, mainly due to an increase in lawsuit charges of ARS 943 million. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 1.0% negative during the fiscal year ended June 30, 2023, to 1.8% negative during the fiscal year ended June 30, 2024.

Others. Other operating results, net associated with the Others segment increased by 104.0%, from a net loss of ARS 29,023 million during the fiscal year ended June 30, 2023, to a net profit of ARS 1,150 million during the fiscal year ended June 30, 2024, mainly due to: (i) a decrease in lawsuit and other contingency charges of ARS 30,769 million as the prior fiscal year had recognized a provision for the IDBD lawsuit; (ii) an increase in profit generated by other operating results of ARS 1,735 million; partially offset by (iii) a decrease in profit of ARS 1,937 million, mainly due to the liquidation of Condor, Real Estate Investment Group VII LP, and Jiwin S.A. in the previous fiscal year; (iv) an increase of ARS 298 million in management fees; and (v) higher expenses of ARS 112 million in donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 599.3% negative during the fiscal year ended June 30, 2023, to 21.5% positive during the fiscal year ended June 30, 2024.

Management fees 2024 vs. 2023

The company entered into a management agreement with Consultores Asset Management S.A., which provides for payment of fees equivalent to 10% of our profits from our separate statement of income for advisory services in relation to any matters related to business and investments, such as farming, real estate, finance, hotel, etc. Management fees amounted to ARS 24,823 million and ARS 12,945 million for the fiscal years ended June 30, 2024 and 2023, respectively.

Operating results 2024 vs. 2023

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 42,894 million, from a loss of ARS 40,407 million in the fiscal year ended June 30, 2023 to a profit of ARS 2,487 million in the fiscal year ended June 30, 2024.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment increased by ARS 28,099 million, from a profit of ARS 51,948 million in the fiscal year ended June 30, 2023 to a profit of ARS 80,047 million in the fiscal year ended June 30, 2024.

Corporate. Operating results of this Corporate segment increased by ARS 841 million from a loss of ARS 7,231 million in the fiscal year ended June 30, 2023 to a loss of ARS 6,390 million in the fiscal year ended June 30, 2024.

Others. Operating results of the Others segment decreased by ARS 8,526 million from a profit of ARS 28,500 million in the fiscal year ended June 30, 2023 to a profit of ARS 19,974 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 37.4%, from a net profit of ARS 122,354 million during the fiscal year ended June 30, 2023, to a net profit of ARS 168,063 million during the fiscal year ended June 30, 2024. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 49.8% positive during the fiscal year ended June 30, 2023, to 67.1% positive during the fiscal year ended June 30, 2024.

Offices. Operating results from operations associated with our Offices segment decreased by 770.7%, from a net loss of ARS 9,100 million during the fiscal year ended June 30, 2023, to a net loss of ARS 79,231 million during the fiscal year ended June 30, 2024. Such variation was mainly due to an ARS 71,349 million decrease in the loss from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 38.3% negative during the fiscal year ended June 30, 2023, to 349.9% negative during the fiscal year ended June 30, 2024.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment decreased by 97.5%, from a net loss of ARS 189,702 million during the fiscal year ended June 30, 2023, to a net loss of ARS 374,655 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the loss from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, increased from 835.8% negative during the fiscal year ended June 30, 2023, to 2,906.3% negative during the fiscal year ended June 30, 2024.

Hotels. Operating results from operations associated with the Hotels segment increased by 66.5%, from a net profit of ARS 15,032 million during the fiscal year ended June 30, 2023, to a net profit of ARS 25,025 million during the fiscal year ended June 30, 2024. This increase is mainly due to higher occupancy levels resulting in increased revenues, reaching, for the most part, pre-pandemic occupancy levels. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 19.4% positive during the fiscal year ended June 30, 2023, to 29.2% positive during the fiscal year ended June 30, 2024.

Others. Operating results from operations associated with the Others segment increased from a net loss of ARS 61,221 million during the fiscal year ended June 30, 2023, to a net loss of ARS 12,308 million during the fiscal year ended June 30, 2024. Such decrease is mainly due to the decrease in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 1,264.1% negative during the fiscal year ended June 30, 2023, to 229.8% positive during the fiscal year ended June 30, 2024.

Share of (loss)/ profit of associates and joint ventures 2024 vs. 2023

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of (loss) / profit of associates and joint ventures increased by ARS 3,861 million (71.9%), from a loss of ARS 5,372 million in the fiscal year ended June 30, 2023 to a loss of ARS 1,511 million in the fiscal year ended June 30, 2024.

Agricultural Production. The share of profit/ (loss) of associates and joint ventures in the Agricultural Production segment increased by 346.7% from a loss of ARS 876 million in the fiscal year ended June 30, 2023 to a profit of ARS 2,161 million in the fiscal year ended June 30, 2024.

Others. The share loss of associates and joint ventures in the Others segment increased by 18.3% from a loss of ARS 4,496 million in the fiscal year ended June 30, 2023 to a loss of ARS 3,672 million in the fiscal year ended June 30, 2024.

Urban Properties and Investment Business

The share of profit of associates and joint ventures, according to the income statement, increased by 249.4%, from a net profit of ARS 13,580 million during the fiscal year ended June 30, 2023 to a net profit of ARS 47,454 million during the fiscal year ended June 30, 2024, mainly due to the positive results from the Others segment.

Also, the net share of profit / (loss) of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment), Quality Invest S.A. (Offices segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 105.9% increase, from a loss of ARS 6,565 million during the fiscal year ended June 30, 2023, to a profit of ARS 386 million during the fiscal year ended June 30, 2024, Mainly due to results from the investment in Nuevo Puerto Santa Fe S.A., explained primarily by the impact of inflation on the fair value of its properties, and, in turn, as a consequence of the sale of Quality Invest S.A., an investment that, as of June 30, 2023, was generating losses of ARS 7,169 million.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint ventures Quality Invest S.A., Cyrsa S.A. and Puerto Retiro S.A is recorded on a consolidated basis, line by line. Given that we sold our interest in Quality Invest S.A. during the fiscal year ended on June 30, 2024, it generated results only in the fiscal year ended June 30, 2023.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit / (loss) of associates from the Others segment increased by 133.6%, from a net profit of ARS 20,145 million during the fiscal year ended June 30, 2023, to a net profit of ARS 47,068 million during the fiscal year ended June 30, 2024, mainly as a result of the variation from our investments in Banco Hipotecario by ARS 24,813 million and La Rural S.A. by ARS 6,891 million positive.

Financial results, net 2024 vs. 2023

The Company financial results, net recorded a variation of ARS 81,157 million, from a profit of ARS 127,395 million in the fiscal year ended June 30, 2023 to a profit of ARS 208,552 million in the fiscal year ended June 30, 2024. This was mainly due to a higher positive result from the fair value measurement of financial assets and liabilities at fair value through profit or loss, net, primarily driven by the country’s macroeconomic conditions, which caused fluctuations in bond values, along with an increase in earned interest. These were partially offset by a negative result from exposure to changes in the purchasing power of the currency, a loss in net results from derivative financial instruments (excluding commodities), and a decrease in the gain generated by exchange rate differences.

Income Tax 2024 vs. 2023

The Company adopts the deferred tax method to calculate the income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year went from a profit of ARS 376,685 million during the fiscal year ended June 30, 2023, to a profit of ARS 86,261 million during the fiscal year ended June 30, 2024, out of which a profit of ARS 25,162 million derives from the agricultural business and a profit of ARS 61,099 million derives from the urban properties and investment. During the fiscal year ended June 30, 2024, a positive deferred tax result was observed, affected by the fair value changes of investment properties, which was partially offset by a negative result from current income tax. Additionally, during the previous fiscal year, a reversal of the provision for income tax from prior fiscal years was made, see the Income Tax section for the fiscal year 2023.

Net profit 2024 vs. 2023

As a result of the factors described above, our net profit for the year decreased by ARS 257,638 million from a net profit of ARS 406,477 million in the fiscal year ended on June 30, 2023 to a net profit of ARS 148,839 million in the fiscal year ended June 30, 2024, out of which a profit of ARS 189,064 million derives from the agricultural business, and a loss of ARS 40,225 million derives from the urban properties and investment business.

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

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2025, we expected to incur a total of ARS 1,343,112 million under our borrowings, consisting of ARS 535,760 million due within one year, ARS 387,848 million due within one to four years, ARS 69,604 million due within four to five years, and ARS 349,900 million due after five years.

Cash Flow Information

The table below shows our cash flow for the fiscal years ended June 30, 2025, 2024 and 2023:

	(in millions of ARS)
	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Net cash generated from operating activities	151,319	115,446	188,028
Net cash (used in) / generated from investing activities	(80,565)	129,064	77,262
Net cash generated from / (used in) financing activities	86,184	(310,520)	(471,725)
Net increase / (decrease) in cash and cash equivalents	156,938	(66,010)	(206,435)

(i) See Note 1 to the Annual Consolidated Financial Statements as of June 30, 2025.

As of June 30, 2025, we had positive working capital of ARS 244,916 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2025, in our Agricultural Business, we had positive working capital of ARS 20,977 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2025, in our Urban Properties and Investments Business, had positive working capital of ARS 233,939 million (calculated as current assets less current liabilities as of such date).

At the same date, our Agricultural Business had cash and cash equivalents of ARS 74,035 million and our Urban Properties and Investments Business had cash and cash equivalents of ARS 176,820 million.

Operating activities

Fiscal year ended June 30, 2025

Our operating activities for the fiscal year ended June 30, 2025 generated net cash inflows of ARS 151,319 million, mainly due to (i) an operating income for ARS 226,724 million, (ii) a decrease in biological assets for ARS 78,592 million, partially offset by (iii) a decrease in trade and other payables for ARS 96,277 million, (iv) an increase in inventories for ARS 30,433 million, (v) an increase in trade and other receivables for ARS 21,487 million and (vi) income tax paid for ARS 8,393 million.

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 115,446 million, mainly due to (i) an operating income for ARS 183,727 million, (ii) a decrease in trade and other receivables for ARS 139,686 million, (iii) a decrease in biological assets for ARS 91,600 million, partially offset by (iv) a decrease in trade and other payables for ARS 234,042 million, (v) an increase in inventories for ARS 33,538 million, (vi) a decrease in salaries and social security liabilities for ARS 13,448 million, and (vii) income tax paid for ARS 11,807 million.

Fiscal year ended June 30, 2023

Our operating activities for the fiscal year ended June 30, 2023 generated net cash inflows of ARS 188,028 million, mainly due to (i) an operating income for ARS 248,748 million, (ii) a decrease in biological assets for ARS 116,247 million, (iii) a decrease in trade and other receivables for ARS 59,201 million partially offset by (iv) a decrease in trade and other payables for ARS 177,634 million, (v) income tax paid for ARS 29,956 million, (vi) a decrease in lease liabilities for ARS 19,113 million, and (vii) an increase in inventories for ARS 12,535 million.

Investment activities

Fiscal year ended June 30, 2025

Our investing activities resulted in net cash outflows of ARS 80,565 million for the fiscal year ended June 30, 2025, mainly due to (i) ARS 757,846 million acquisition of investments in financial assets, (ii) ARS 45,730 million acquisition and improvement in property, plant and equipment, (iii) ARS 39,301 million acquisition and improvement in investment properties, partially offset by (iv) ARS 690,063 million proceeds from disposal of investments in financial assets, (v) ARS 28,139 million interest received, (vi) ARS 27,938 million proceeds from sales of property, plant and equipment and (vii) ARS 7,759 million proceeds from sales of investment properties.

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 129,064 million for the fiscal year ended June 30, 2024, mainly due to (i) ARS 789,139 million proceeds from disposal of investments in financial assets, (ii) ARS 108,837 million derived from proceeds from sales of property, plant and equipment, (iii) ARS 49,925 million derived from proceeds from sales of investment properties, (iv) ARS 33,155 million derived from proceeds from the sale of participation in joint ventures, (v) ARS 27,191 million derived from interest received, partially offset by (vi) ARS 771,929 million used in the acquisition of investments in financial assets, and (vii) ARS 109,280 million used in the acquisition and improvement in property, plant and equipment.

Fiscal year ended June 30, 2023

Our investing activities resulted in net cash inflows of ARS 77,262 million for the fiscal year ended June 30, 2023, mainly due to (i) ARS 270,716 million proceeds from disposal of investments in financial assets, (ii) ARS 117,293 million derived from proceeds from sales of investment properties, (iii) ARS 92,424 million derived from proceeds from sales of property, plant and equipment, partially offset by (iv) ARS 287,105 million used in the acquisition of investments in financial assets, (v) ARS 94,268 million used in the acquisition and improvement in property, plant and equipment and (vi) acquisitions and improvement of investment properties for ARS 30,582 million.

Financing activities

Fiscal year ended June 30, 2025

Our financing activities for the fiscal year ended June 30, 2025 resulted in net cash inflows of ARS 86,184 million, mainly due to (i) ARS 697,993 million borrowings, issuance and new placement of non-convertible notes, partially offset by (ii) ARS 338,742 million payment of borrowings and non-convertible notes, (iii) ARS 89,339 million interest paid, (iv) ARS 87,431 million dividends paid, (v) ARS 75,711 million repurchase of non-convertible notes, and (vi) ARS 16,459 million repurchase of treasury shares.

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 310,520 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 401,204 million, (ii) the payment of interest for ARS 176,005 million, (iii) dividends paid for ARS 172,303 million, partially offset by (iv) borrowings, issuance and new placement of non-convertible notes for ARS 423,653 million, and (v) repurchase of treasury shares for ARS 18,392 million.

Fiscal year ended June 30, 2023

Our financing activities for the fiscal year ended June 30, 2023 resulted in net cash outflows of ARS 471,725 million, mainly due to (i) the payment of borrowing and non-convertible notes for ARS 570,899 million, (ii) dividends paid for ARS 227,189 million, (iii) the payment of interest for ARS 177,504 million, (iv) repurchase of treasury shares for ARS 35,639 million, partially offset by (v) borrowings, issuance and new placement of non-convertible notes for ARS 543,599 million, and (vi) obtaining of short term loans, net for ARS 21,667 million.

Capital Expenditures

Our capital expenditures were ARS 119,434 million, ARS 86,761 million and ARS 164,887 million for the fiscal years ended June 30, 2025, 2024 and 2023, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2025

During the fiscal year ended June 30, 2025, we invested in our Urban Properties and Investments Business ARS 82,733 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,040 million, primarily i) ARS 72 million in buildings and facilities, ii) ARS 2,384 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 2,596 million, ARS 2,327 million and ARS 661 million, respectively); (b) improvements in our rental properties for ARS 51,185 million and (c) the development of properties for ARS 23,508 million.

During the fiscal year ended June 30, 2025, we invested in the Agricultural Business ARS 36,701 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 17,823 million (ARS 14,735 million of subsidiary Brasilagro); (b) ARS 10,921 million in bearer plant; (c) ARS 3,978 million in other building and facilities; (d) ARS 3,088 million machinery and equipment; (e) ARS 621 million in vehicles, and (f) ARS 270 million in furniture and supplies.

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested in our Urban Properties and Investments Business ARS 23,577 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 4,640 million, primarily (i) ARS 688 million in buildings and facilities, (ii) ARS 1,509 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 89 million, ARS 1,026 million and ARS 1,328 million, respectively); (b) improvements in our rental properties for ARS 13,929 million and (c) the development of properties for ARS 5,008 million.

During the fiscal year ended June 30, 2024, we invested in the Agricultural Business ARS 63,184 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 33,494 million (ARS 29,257 million of subsidiary Brasilagro); (b) ARS 18,098 million in bearer plant; (c) ARS 5,871 million in other building and facilities; (d) ARS 3,230 million machinery and equipment; (e) ARS 1,922 million in vehicles, and (f) ARS 569 million in furniture and supplies.

Fiscal year ended June 30, 2023

During the fiscal year ended June 30, 2023, we invested in our Urban Properties and Investments Business ARS 33,667 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 4,107 million, primarily (i) ARS 57 million in buildings and facilities, (ii) ARS 1,569 million in machinery and equipment and others and (iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 67 million, ARS 2,238 million and ARS 176 million, respectively); (b) improvements in our rental properties for ARS 18,170 million and (c) the development of properties for ARS 13,390 million.

During the fiscal year ended June 30, 2023, we invested in the Agricultural Business ARS 129,220 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 107,959 million (ARS 101,973 million of subsidiary Brasilagro); (b) ARS 9,552 million in bearer plant; (c) ARS 6,843 million in other building and facilities; (d) ARS 4,002 million machinery and equipment; (e) ARS 471 million in vehicles, and (f) ARS 393 million in furniture and supplies.

Indebtedness

As of June 30, 2025, we had total loans in the amount of ARS 1,343,112 million. The following table sets forth the scheduled maturities of our outstanding debt:

Capital	Agricultural Business	Urban properties and investments	Total
Less than 1 year	387,238	123,253	510,491
More than 1 and up to 2 years	122,586	49,377	171,963
More than 2 and up to 3 years	131,122	57,316	188,438
More than 3 and up to 4 years	8,135	—	8,135
More than 4 and up to 5 years	8,140	61,464	69,604
More than 5 years	6,241	340,180	346,421
	663,462	631,590	1,295,052
Interest
Less than 1 year	11,186	14,083	25,269
More than 1 and up to 2 years	861	492	1,353
More than 2 and up to 3 years	17,350	604	17,954
More than 3 and up to 4 years	5	—	5
More than 4 and up to 5 years	—	—	—
More than 5 years	3,479	—	3,479
	32,881	15,179	48,060
	696,343	646,769	1,343,112

	Agricultural Business	Urban properties and investments	Total
Non-convertible notes	471,602	630,071	1,101,673
Bank loans and others	204,184	4,596	208,780
Bank overdrafts	7,722	6,713	14,435
Others	12,835	5,389	18,224
	696,343	646,769	1,343,112

The composition and fair value of the loans as of June 30, 2025 and June 30, 2024 are as follows:

	Book value		Fair value
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Non-convertible notes	1,101,673	1,026,693	1,094,559	995,222
Bank loans	208,780	59,609	208,780	59,609
Bank overdrafts	14,435	46,221	14,435	46,221
Other borrowings	18,224	14,256	18,224	14,256
Total borrowings	1,343,112	1,146,779	1,335,998	1,115,308

Non-current	807,352	663,070
Current	535,760	483,709
Total	1,343,112	1,146,779

The following tables describe our total debt as of June 30, 2025:

Agricultural Business

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
Cresud’s Series XXXVIII Notes	USD	8.00%	71	87,642
Cresud’s Series XL Notes	USD	0.00%	38	44,824
Cresud’s Series XLII Notes(1)	USD	0.00%	30	36,195
Cresud’s Series XLIV Notes	USD	6.00%	40	48,970
Cresud’s Series XLV Notes	USD	6.00%	10	12,399
Cresud’s Series XLVI Notes	USD	1.50%	29	26,840
Cresud’s Series XLVII Notes	USD	7.00%	64	77,581
Bank loans	USD	1.50% to 6.00%	90	110,408
Bank overdrafts	ARS	Float	—	7,721
Brasilagro—Notes	BRL	106.50% e 110.00% e Pré 5.37 + TLP 100%	490	110,152
Brasilagro—Bank loans	BRL	3.24% a 6.34% + CDI a 100%	202	45,485
Brasilagro—Bank loans	BRL	3.50%	50	11,314
Brasilagro—Bank loans	BRL	3.76% to 6.76%	8	1,861
Brasilagro—Bank loans	USD	7.00% to 9.50%	135	30,430
FyO—Notes	USD	0.00%	—	26,999
FyO—Bank overdrafts	USD	Float	—	1
FyO—Bank loans	USD	0.00%	1	624
FyO—Bank loans	USD	4.00%	2	1,824
FyO—Bank loans	USD	6.00%	1	1,115
FyO—Others	ARS	63.94%	6.200	6,200
FyO—Others	USD	1.00%—8.50%	5	5,913
FyO—Others	USD	4.00%	721	722
Biond—Bank loans	BRL	CDI + 3.37%	5	1,123
				696,343

(1) On October 6, 2025, payment was made corresponding to the amortization of the first capital installments, for 33% of the nominal value.

Urban Properties and Investments Business

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	103	81,873
IRSA’s 2025 Notes – Series XVI (2)	USD	7.00%	28	35,020
IRSA’s 2025 Notes – Series XVII	USD	5.00%	25	30,206
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	25,909
IRSA’s 2026 Notes – Series XX	USD	6.00%	21	25,627
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	19,635
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	64,544
IRSA’s 2035 Notes – Series XXIV	USD	8.00%	293	347,257
Loans with non-controlling interests	USD	2.00%	1	2,204
Loans with non-controlling interests	USD	5.00%	-	311
Loans with non-controlling interests	USD	5.00%	-	339
Related Party	USD	1.00%	-	855
Bank loans	ARS	TAMAR -1% - +3%	4,500	4,596
Others	USD	3.50%	1	1,680
Bank overdrafts	ARS	Float	-	6,713
Total				646,769

(1) As of June 30, 2025, the amortization payment was made for 35% of the principal.

(2) As of July 25, 2025, the amortization payment was made for 100% of the principal.

Agricultural Business

Series XXXVI Notes

On February 18, 2022, we issued in the local Series XXXVI Notes denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for USD 40.6 million at a fixed rate of 2.0%, with semi-annual interest payments. The principal payment was in one installment, on February 18, 2025. The price of issuance was 100.0% of the nominal value. On February 18, 2025, Series XXXVI Notes were fully canceled at maturity.

The proceeds have been used to refinance short-term liabilities and working capital.

Series XXXVII Notes

On June 15, 2022, we issued in the local market Series XXXVII Notes denominated and payable in U.S. dollars for USD 24.4 million at a fixed rate of 5.5%, with semi-annual interest payments (except for the last installment, which will be due three months after the previous interest period). The principal payment was in one installment, on March 15, 2025. The price of issuance was 100.0% of the nominal value. On March 15, 2025, Series XXXVII Notes were fully canceled at maturity.

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

Series XL Notes

On December 21, 2022, we issued Series XL Notes in the local market, denominated in dollars for USD 38.2 million and payable in Pesos at the applicable exchange rate, at a fixed rate of 0.0%, for which reason it will not have interest installments. The capital payment was set in three installments: 33% to pay on December 21, 2025; 33% to pay on June 21, 2026, and 34% to pay on December 21, 2026, at maturity. The issue price was 100.0% of the face value.

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

•

Series XLII Notes: issued for a nominal value of USD 30.0 and payable in Pesos at the applicable exchange rate, maturing 37 months from the settlement, that is, May 4, 2026; at a fixed rate of 0.0%, for which reason it will not have interest installments, and will repay its capital at maturity. The issue price was 100%. On October 6, 2025, payment was made corresponding to the amortization of the first capital installments, for 33% of the nominal value.

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

Series XLVII Notes

On November 15, 2024, we issued Series XLVII Notes in the local market, denominated and payable in U.S. dollars for USD 64.4 million at a fixed rate of 7.0%, with semi-annual interest payments, and will repay its capital at maturity on November 15, 2028. The issue price was 100.0% of the face value.

Series XLVIII Notes

As a subsequent event, on July 11, 2025, we issued Series XLVIII Notes in the local market, denominated and payable in U.S. dollars for USD 43.7 million at a fixed rate of 8.0%, with semi-annual interest payments, and will repay its capital at maturity on July 11, 2028. The issue price was 100.0% of the face value.

Series XLIX Notes

As a subsequent event, on September 2, 2025, we issued Series XLIX Notes in the local market, denominated and payable in U.S. dollars for USD 31.3 million at a fixed rate of 7.25%, with semi-annual interest payments, and will repay its capital at maturity on September 2, 2027. The issue price was 100.0% of the face value.

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

Series II Notes (issued by FyO)

On July 25, 2022, FyO issued Series II Notes in the local market for an amount of USD 15.0 million. The note is dollar denominated and payable in Pesos at the applicable exchange rate, with an annual fixed rate of 0.0%, for which reason it will not have interest installments, and maturity on July 25, 2025. The issue price was 100.0% of the nominal value. On July 25, 2025, Series II Notes were fully canceled at maturity.

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

On March 31, 2025, the Company issued Class XXIV Notes in an aggregate principal amount of USD 300 million (see “Item 5. Operating and Financial Review and Prospects Operating Results - Series XXIV Notes”), which could be subscribed in cash or through an exchange offer for Class XIV Notes. As a result of the exchange, a total principal amount of USD 67.9 million of Class XIV Notes was accepted (USD 67.4 million through an early exchange and an additional USD 0.5 million up to the expiration date). In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case, and partial cancellations of the Class XIV Notes were made, leaving outstanding a principal amount of USD 103.3 million (USD 85.2 million outstanding as of such date).

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024; and on June 22, 2025; payments were made corresponding to the amortization of the first and second capital installments, each for 17.5% of the nominal value. As of the date of this Annual Report, the outstanding amount under these notes is USD 67.14 million.

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

Series XV and XVI Notes (issued by IRSA)

On January 31, 2023, IRSA issued in the local market a total amount of USD 90 million through the following Notes:

• Series XV Notes: denominated and payable in U.S. dollars for a total of USD 61.7 million at a fixed rate of 8.0%, with semi-annual payments. The principal payment was made in one installment at maturity on March 25, 2025. The issue price was 100.0% of the face value. On March 25, 2025, Series XV Notes were fully canceled at maturity.

• Series XVI Notes: denominated and payable in U.S. dollars for a total of USD 28.2 million at a fixed rate of 7.0%, with semi-annual payments. The principal payment was in one installment at maturity on July 25, 2025. The issue price was 100.0% of the face value. On July 25, 2025, Series XVI Notes were fully canceled at maturity.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XVII Notes (issued by IRSA)

On June 7, 2023, IRSA issued in the local market a total amount of USD 25 million, the main characteristics of the issuance are detailed below:

• Series XVII Notes: denominated and payable in U.S. dollars for a total of USD 25 million at a fixed rate of 5.0%, with semi-annual payments (except for the first interest payment, which will be nine months from the settlement). The capital payment will be made in one installment at maturity on December 7, 2025. The issue price was 100.0% of the face value.

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

• Series XIX Notes denominated and payable in Argentine Pesos for a total of ARS 26,203.8 million, matured on February 28, 2025. These notes have a variable rate (private Badlar plus a margin of 0.99%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. On February 28, 2025, Series XIX Notes were fully canceled at maturity.

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

• Series XXI Notes: denominated and payable in Pesos for a total of ARS 17,012.7 million, matured on June 10, 2025. These notes have a variable rate (private Badlar plus a margin of 4.50%), payable quarterly and amortized its capital at maturity. The issue price was 100%. The proceeds were used mainly to refinance short-term liabilities and working capital. On June 10, 2025, Series XXI Notes were fully canceled at maturity.

Series XXII and XXIII Notes (issued by IRSA)

On October 23, 2024, IRSA issued in the local market a total amount of USD 67.3 million through the following Notes:

• Series XXII Notes denominated and payable in U.S. dollars for a total of USD 15.8 million at a fixed rate of 5.75%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2027. The issue price was 100.0% of the face value.

• Series XXIII Notes denominated and payable in U.S. dollars for a total of USD 51.5 million at a fixed rate of 7.25%, with semi-annual payments. The principal payment will be in one installment at maturity on October 23, 2029. The issue price was 100.0% of the face value.

The proceeds were used mainly to refinance short-term liabilities and working capital.

Series XXIV Notes (issued by IRSA)

The Class XXIV Notes were issued under New York law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semi-annually on March 31 and September 30 of each year until maturity. Principal amortization will occur in three installments: (i) 33% of the principal amount on March 31, 2033, (ii) 33% of the principal amount on March 31, 2034, and (iii) 34% of the principal amount on March 31, 2035. The issue price for the cash subscription was 96.803% of face value.

Of the total amount issued, USD 242,205 million was subscribed in cash, at an issue price of 96.903% of face value.

In addition, USD 57.8 million resulted from the early exchange of Class XIV Notes, which carried an early exchange consideration of 1.04 times the amount exchanged. Subsequently, on April 11, 2025, as a result of the late exchange, USD 0.45 million was issued, which carried a consideration of 1.0 times the amount exchanged. In connection with the exchange settlements, accrued interest on the Class XIV Notes up to the issuance and settlement date was paid, as applicable in each case.

Upon the settlement dates (early and final) of the exchange, partial cancellations of the Class XIV Notes were made, resulting in an outstanding amount, as of such date, of USD 85.2 million. For further information, see (“– Class XIV Notes”).

The Class XXIV Notes contain certain Covenants, Events of Default, and Limitations, such as Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Consolidation, Merger and Sale of All or Substantially All Assets.

C. Research and Developments, Patents and Licenses

Investments in technology, in our agricultural business, amounted to ARS 256 million, ARS 89 million and ARS 803 million for fiscal years 2025, 2024 and 2023 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 62,539 million since fiscal year 1995.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s WEO, worldwide GDP is expected to grow 3.2% in 2025 and 3.1% 2026, according to the October 2025 WEO projections. The persistence of services inflation is slowing the pace disinflation making monetary policy normalization more challenging. Upside risks have risen, with trade tensions and policy uncertainty raising the likelihood of interest rates staying higher for longer. Still, inflation in many emerging markets and developing economies is already close to pre-pandemic levels.

Global inflation is expected to decrease from 5.9% in 2024 to 4.2% in 2025 and to 3.7% in 2026, according to IMF’s WEO. The momentum on global disinflation is slowing, signaling bumps along the path. In advanced economies, the pace of disinflation is expected to moderate in 2025 and 2026, as services inflation remains persistent and commodity prices elevated. However, the gradual cooling of labor markets and the expected decline in energy prices should help bring inflation closer to target over the medium term. Inflation is expected to remain higher, and to decline more slowly, in emerging markets and developing economies than in advanced economies.

The persistence of inflation in the United States has delayed monetary easing, while renewed tariff tensions add to price pressures. At the same time, many central banks in emerging markets remain cautious about lowering rates, concerned that wider interest rate differentials could trigger currency depreciation against the U.S. dollar.

The escalation of trade tensions could further raise near-term inflation by increasing the cost of imported goods along the supply chain.

Renewed trade tariffs and the expansion of industrial policies worldwide risk generating adverse cross-border spillovers and retaliation. Conversely, stronger multilateral cooperation and faster macrostructural reforms could boost supply capacity, productivity, and global growth, with positive spillovers across economies.

Argentine macroeconomic context

The accumulated CPI, as of June 30, 2025, inflation was recorded at 1.6%, bringing the cumulative inflation between July 1, 2024, and June 30, 2025, reached 39.4%.

Shopping malls sales reached a total of ARS 592,710 million in June 2025, which represents a 27.8% increase as compared to June 2024. Accumulated sales for the first six months represent a 205.8% in current terms and 1.7% decrease in real terms as compared to the same period of 2024.

The INDEC reported that, for the six months ended June 30, 2025, industrial activity in Argentina increased by 7.1% compared to the same period in 2024. The textile industry accumulated 7.5% increases during the first six months of 2025 as compared to the same period last year. Moreover, the EMAE as of July 31, 2025, increased by 6.4% compared to the same month in 2024.

Regarding the balance of payments, in the second quarter of 2025 the current account posted a deficit of USD 3,016 million, explained by a USD 185 million surplus in the goods and services balance and a USD 4,080 million deficit in the primary income account, partially offset by a USD 879 million surplus in secondary income.

During the second quarter of 2025, the financial account recorded a net capital inflow of USD 2,835 million, which was the result of a net increase in external financial assets held by residents of USD 17,789 million and a net increase in external liabilities of USD 20,624 million. This represents a significant reversal compared to the outflows registered in the same quarter of the previous year.

As of June 30, 2025, international reserves reached USD 39,973 million, an increase of USD 14,987 million compared to the previous quarter. This variation was mainly explained by the disbursements received under the IMF program, including the initial disbursement and subsequent funds following the first program review, which were subject to the condition of easing foreign exchange restrictions.

In local financial markets, the Private Badlar rate in Pesos ranged from 42.5% to 27.5% in the period from July 2024 to June 2025, averaging 34.51% during Fiscal Year 2025 compared to 93.60% in Fiscal Year 2024. As of June 30, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1190 per USD 1.00. As of June 30, 2025, Argentina’s country risk decreased by 754 basis points in year-on-year terms. The debt premium paid by Argentina was 701 basis points in June 2025, compared to 214 basis points paid by Brazil and 287 basis points paid by Mexico.

As of October 20, 2025, the Private Badlar rate in Pesos was at 49.38%. As of October 20, 2025, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1495.00 per USD 1.00. Additionally, as a result of small currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the foreign exchange market, leading to a positive gap of approximately 6.4% over the official exchange rate as of October, 20, 2025. As of October 20, 2025, Argentina’s country risk decreased by 485 basis points in year-on-year terms. The debt premium paid by Argentina was at 1048 basis points as of October 20, 2025, compared to 195 basis points paid by Brazil and 226 basis points paid by Mexico as of that same date.

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

According to the World Agricultural Supply and Demand Estimates Repro published by the United States Department of Agriculture on September 12, 2025, world soybean production for the season 2025/2026 is expected to be about 425.9 million tons, a decrease of 0.8% as compared to the season 2024/2025. Argentina, is one of the major exporters of Soybean together with Brazil, Paraguay and Uruguay. Argentina’s soybean production and soybean exports for the season 2025/2026 are expected to be about 48.50 million tons and 5.50 million tons, respectively. This means a 4.7% decrease in Argentina’s soybean production, and a 22.2% increase on its soybean exports; compared with the season 2024/2025.

World corn production is expected to be about 1,286.58 million tons for season 2025/2026, 5.5% more than in the previous season. Argentina is the world’s fourth largest corn exporter after China, United States and Brazil, and followed by Ukraine, Russia and South Africa. For the season 2025/2026 Argentina’s corn production and exports are expected to be about 54.0 million tons and 38 million tons, respectively. That means a 5.9% increase in Argentinia’s corn production, and a 5.6% increase on its corn exports; compared with the season 2024/2025.

World wheat production is expected to be about 795.00 million tons for season 2025/2026, a decrease of 0.2% as compared to the season 2024/2025. Argentina’s wheat production and wheat exports for the season 2024/2025 are expected to be about 19.5 million tons and 13.00 million tons, respectively. This means a 8.3% increase in Argentina’s wheat production, and a 13.0% increase on its wheat exports; compared with the season 2024/2025.

Cattle

According to the Ministry of Agriculture, Livestock and Fisheries (“MAGyP”) and the Ministry of Economy (“MECON”), in June 2025, beef represented 44.1% of the total average per capita consumption of meat, followed by poultry with 40.2% and pigs with 15.7%.

In the accumulated of the first eight months of 2025, production (in terms of bone-beef) of beef jump 1.0%, while pork grew 0.35%; compared to the same period of the previous year.

According to the Rosario Stock Exchange, in the first half of 2025, beef exports fell by 16.4% in volume year-on-year terms. However due to higher international prices the value of these exports increased by around 17.6% compared to the previous year. Poultry meat exports grew in volume by 6.5% compared to the previous year; and although this balance exceeds that of the first half of the previous year by 21.6% measured in dollars, it is still 0.1% below the average of the last five years. On the other hand, pork exports were 30.2% over last year and 36% behind the average of the last five years in terms of volume.

In the first eight months of 2025, 1.0% fewer bovine animals were slaughtered compared to the same period of the previous year. Meanwhile, the slaughter of swine animals was 0.35% more in comparison to the first eight months of 2025 compared to the same period of the previous year.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In August 2025, the CCI stood at 39.94, marking a 13.9% decrease compared to July 2025 (46.37) and a 3.6% decrease compared to August 2024. Shopping mall sales increased 27.8% in the fiscal year ended June 30, 2025, compared to fiscal year ended June 30, 2024. Accumulated sales for the first six months represent a 0.2% decrease in current terms and 13.3% decrease in real terms as compared to the same period of 2024.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or virtual work that resulted from the COVID-19 pandemic resulted in lower demand, increased vacancies, and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to Colliers, the second quarter of 2025 closes with a vacancy in the order of 14.46% regarding the premium market of the City of Buenos Aires, stable when compared to the previous quarter.

Category “A+” properties have an average Rental price of 23.43 USD/sqm and class “A” properties of 19.94 USD/sqm during the second quarter of the year 2025. Regarding the average price per submarket, Plaza San Martín, Norte CABA, Plaza Roma, Puerto Madero, Macrocentro Norte and Catalinas reflect the highest with 26.30 USD/sqm, 25.78 USD/sqm, 24.73 USD/sqm, 23.90 USD/sqm, 23.25 USD/sqm and 23.00 USD/sqm respectively.

Evolution of the Hotel industry in Argentina

According to the EOH prepared by INDEC, in June 2025, overnight stays at hotel and para-hotel establishments were estimated at 2.6 million, representing a 7.1% decrease compared to the same month of the previous year. Overnight stays by resident and nonresident travelers decreased by 7.4% and 5.8%, respectively. Total travelers who stayed at hotels during June 2025 were 1.2 million, a 0.4% decrease compared to the same month the previous year. The number of resident travelers increased by 0.4%, whereas nonresident travelers dropped 3.9%. The Room Occupancy Rate was around 34.0%, compared to 35.5% in June 2024, and the Bed Occupancy Rate was about 26.0%, down from 27.2% in the same month of the previous year.

Evolution of the Entertainment industry in Argentina

The upcoming fiscal year presents challenges for Argentina’s entertainment and events industry given the electoral context and the tight operating margins observed across the sector. Nevertheless, each fair or large gathering that is successfully organized continues to perform well, showing solid demand and positive reception from visitors and exhibitors. Looking ahead, the industry is expected to continue advancing toward a more comprehensive offering that combines venue rental with infrastructure, stand construction and associated services, adapting to new market requirements and enhancing its overall value proposition.

For fiscal year 2026, the outlook is positive, with expectations of attracting larger-scale and longer-term events that will expand the national agenda of shows and meetings and further strengthen Argentina’s position as a key hub in the regional entertainment and meetings industry.

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

Business continuity of cash-generating units.

Appraisals made by external appraisers and valuators with relation to the assets’ fair value, net of realization costs (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8—Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 12 – Intangible assets
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

The table below shows information about our regular directors and alternate directors:

Directors (1)	Date of Birth	Position in Cresud	Term Expires (2)	Date appointed to the current office	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/26	10/05/23	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/26	10/05/23	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/25	28/10/22	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/27	10/28/24	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/25	10/28/22	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/26	10/05/23	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/26	10/05/23	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/27	10/28/24	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/25	10/28/22	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/25	10/28/22	2020
Nicolás Bendersky	04/21/1983	Regular Director	06/30/27	10/28/24	2022
Enrique Antonini	03/16/1950	Regular Director	06/30/27	10/28/24	2022
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/26	10/05/23	2007
Ilan Elsztain	01/08/1992	Alternate Director	06/30/25	10/28/22	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/25	10/28/22	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/27	10/28/24	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/27	10/28/24	2021

_____________________

(1)

The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina. With the exception of Eduardo S. Elsztain and Saúl Zang, whose business address is Bolivar 108, 1st Floor, (C1066AAD) Buenos Aires, Argentina

(2)	Term expires at the annual ordinary shareholders’ meeting.

Liliana Glikin, Alejandro Bartolome, Gabriela Macagni and Enrique Antonini, qualify as independent, in accordance with the CNV Rules.

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA, Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., Austral Gold Ltd. and Consultores Asset Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and served as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm and has retired more than a decade ago. Mr. Zang is Vice-Chairman I of IRSA, Consultores Asset Management S.A. and other companies, such as Fibesa S.A.U., Puerto Retiro S.A. He is also director of Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain. Mr. Alejandro Gustavo Elsztain holds an agricultural engineer degree from the Universidad de Buenos Aires. He completed the Advanced Management Program at Harvard Business School. He is currently serving as Vice-President II of IRSA, and Vice President of Futuros y Opciones.Com S.A., Agrofy SAU and Hoteles Argentinos S.A.U. He is also director of BrasilAgro, Companhia Brasileira de Propriedades Agrícolas Ltda., a Brazilian agricultural company, among other companies.

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

Mariana R. Carmona. Ms. Carmona has a degree on Psychology from the Universidad de Buenos Aires. She is a founder and director of the Fundación Museo de los Niños and member of IWF Argentina. She is also the Vice President I of Consultores Asset Management S.A. She is also member of the board of director of Fundacion IRSA.

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

Gabriela Macagni. Ms. Macagni has a degree in chemical engineering from the Technological Institute of Buenos Aires (ITBA) and postgraduate degrees in business from the Harvard Business School and the Stanford Business School. She started her career in 1987 as a consultant at Accenture. She worked at Citibank since 1990, developing in the investment banking area, where he was responsible for structuring operations for more than USD 2,000 million, in the local and international capital markets. As a senior manager in commercial banking, she led the Media and Telecommunications unit. After the 2002 crisis, she was responsible for the Corporate Restructuring area and in 2005 she was appointed member of the executive board, in charge of Strategic Planning. In 2001 she was appointed as executive manager of Endeavor. From 2015 to 2019, she served as an independent director of Grupo Supervielle (NYSE: SUPV) where she was a member of the Audit, Human Resources, Compliance and Corporate Governance. She led the launch and operation of the Superville Corporate Venture Fund until March 2020. She was an independent director of HSBC Argentina until 2025, a member of the ITBA board of directors and a trustee of the San Andrés Civil Educational Association.

Nicolás Bendersky. Mr. Bendersky has a degree in Economics and a Master’s Degree in Finance from CEMA University. He began his career in 2001 in the Corporate Finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he was part of the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, BACS and IRSA. He is also director of Argenta Silver, a Canadian company and acting CFO in Challenger Gold.

Enrique Antonini. Mr. Antonini is a lawyer, graduated with honors from the Law School of the University of Buenos Aires. He works as Director of Banco Mariva S.A. from 1991 to date. He is a Regular Director of the Buenos Aires Stock Exchange.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the Universidad de Belgrano. He has also an MBA from Universidad del CEMA. He has been director for 37 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Ilan Elsztain. Mr. Elsztain obtained a Bachelor’s degree in Economics from the University of Buenos Aires. He worked for over 10 years in different group companies such as Avenida and Fibesa. He is currently an alternate director of Consultores Asset Management S.A., where he carries out research work, Banco Hipotecario SA, BACS, and Minera Cuyo SA. He is a director of BHN Seguros Generales S.A, BHN Vida SA, and Austral Gold Argentina SA, among other companies.

Iair Elsztain. Mr. Elsztain is currently working independently on real estate projects. Over the past two years, he has worked at various startups. He is founder of Israel Startup Experience (ISE) (Israel Startup Experience), an experience for young people during 8 months in Israel and he is also alternate director in IRSA.

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

The following table shows information about our current senior management of the Operations Center in Argentina (designated by the board of directors meeting):

Name	Date of Birth	Position	Current Position Held Since
Alejandro G. Elsztain	03/31/1966	CEO	1994
Matías I. Gaivironsky	02/23/1976	Chief Financial and Administrative Officer	2011
Diego Chillado Biaus	09/15/1978	General Manager for Cattle and Specialities Operations in Argentina	2022

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 28, 2024:

Name	Date of Birth	Position	Term Expiration	Position Held Since
José D. Abelovich	07/20/1956	Member	2025	1992
Marcelo H. Fuxman	11/30/1955	Member	2025	1992
Noemí I. Cohn	05/20/1959	Member	2025	2010
Roberto D. Murmis	04/07/1959	Alternate Member	2025	2005
Paula Sotelo	10/08/1971	Alternate Member	2025	2020
Cynthia Deokmellian	08/06/1976	Alternate Member	2025	2020

All members of the supervisory committee qualify as independent, in accordance with CNV Resolution No. 400/2002 Rules.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich holds an accounting degree from the Universidad de Buenos Aires. He was a founding member and partner until 2024 of NEXIA Abelovich, Polano & Asociados S.R.L., an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. He is currently a partner at Lisicki, Litvin & Abelovich. He serves on the Supervisory Committees of Pampa Energía S.A., Transportadora de Gas del Sur S.A., IRSA, and Banco Hipotecario S.A., among others.

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He is a partner of NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committees of IRSA, Inversora Bolívar S.A. and Banco Hipotecario, among other companies.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area of Harteneck, Lopez y Cía., Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of IRSA, Futuros y Opciones.com S.A. and Panamerican Mall S.A., among other companies.

Roberto Daniel Murmis. Mr. Murmis holds accounting and law degrees from the Universidad de Buenos Aires. He is a partner at NEXIA Abelovich, Polano & Asociados S.R.L., a member firm of Nexia International, a global network of accounting and consulting firms. He is a member of the Tax Affairs Commission and of the General Council of the Argentine Chamber of Commerce. He formerly served as an advisor to the Secretariat of Public Revenue (Secretaría de Ingresos Públicos) of the Argentine Ministry of Economy. Mr. Murmis also is a member of the supervisory committees of IRSA, Futuros y Opciones.com S.A. and Arcos del Gourmet S.A., among other companies.

Paula Sotelo. Ms. Sotelo holds an accounting degree from Universidad de Buenos Aires. She is currently an audit partner at Lisicki Litvin & Abelovich. Until 2024, she was a partner at NEXIA Abelovich, Polano y Asociados S.R.L., an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG Argentina and also worked in the professional practice department at KPMG New York. She is a member of the Supervisory Committees of IRSA, Hoteles Argentinos S.A.U, Futuros y Opciones.Com and FyO Acopio S.A., among others.

Cynthia Deokmellian. Ms. Deokmellian holds an accounting degree from Universidad de Buenos Aires. She is currently a partner at Lisicki Litvin & Abelovich. Until 2024, she was a partner at NEXIA Abelovich, Polano y Asociados S.R.L., an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. Previously, she was Senior Manager in the audit area of KPMG. She is a member of the Supervisory Committees of IRSA, Futuros y Opciones.Com and FyO Acopio S.A., among others.

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

At our shareholders’ meeting held on October 28, 2024, a compensation for an aggregate amount of ARS 177.9 million was approved for all of our directors for the fiscal year ended June 30, 2024.

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal years ended June 30, 2025 and 2024 was ARS 20,224 million and ARS 22,903 million, respectively.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 28, 2024 further approved by majority vote a compensation for an aggregate amount of ARS 16.9 million to our Supervisory Committee for the fiscal year ended June 30, 2023.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the urban properties and investment business and the Agricultural Business for the fiscal year ended June 30, 2025, was ARS 267.2 million.

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

Contribution expense was ARS 3,970 million and ARS 2,717 million for the fiscal years ended June 30, 2025 and 2024, respectively.

On July 1, 2023, a new incentive program came into effect aimed for key leadership positions. This program includes an extraordinary monetary sum to be paid three years from the start of the plan, subject to the fulfillment of pre-established operational and business growth goals. To receive the contribution, beneficiaries are required to remain with the Company until the end of the program on June 30, 2026, and meet the applicable objectives.

Incentive Program

Between 2011 and 2014, the Company implemented a stock incentive plan approved by the CNV under the new CML. Participation was voluntary and based on annual bonuses for those years. Participants become entitled to the full benefit, which consists of IRSA shares, after five years from each contribution, or earlier in the event of disability or death.

In 2014, an extraordinary stock award was granted to eligible employees, together with an additional stock bonus equivalent to June 2014 compensation for employees with more than two years of service who were not included in the plan.

Employee long-term incentive – BrasilAgro

On October 2, 2017, the General Shareholders’ Meeting of BrasilAgro approved the creation of the ILPA Plan, a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of actions, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors of BrasilAgro on June 18, 2018, and ended during the year June 30, 2021.

On May 6, 2021, the Board of Directors of BrasilAgro approved the terms of the second share-based compensation program, giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board of Directors of BrasilAgro. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of KPIs accumulated between 1 July 2020 and June 30, 2024 (consolidation period).

Continuing with the share-based compensation program, on December 4, 2023, the Board of Directors of BrasilAgro approved the terms of the third ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board of Directors of BrasilAgro. The ILPA Plan is accounted for in accordance with IFRS 2, as BrasilAgro receives services from participants and, in return, agrees to deliver its own shares. As of June 30, 2025, the accumulated expenses under the third ILPA Plan amounted to BRL 3.2 million.

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

D. Employees

As of June 30, 2025, we had 2,889 employees.

As of such date, we had 716 employees in our Agricultural Business in Argentina, including Cresud employees and FyO but not those of Agro-Uranga S.A. Approximately 25% are under collective labor agreements.

We employ 464 people in our International Agricultural businesses, composed of 414 employees of BrasilAgro, 28 employees in the companies located in Paraguay and 22 employees in the companies located in Bolivia.

Our Shopping Malls, Offices, Sales and Developments and Other businesses had 718 employees with 270 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 674 employees with 556 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates mentioned below:

		Urban Business
	Agricultural Business(1)	Shopping Malls, Offices, Sales and Developments and Other Business	Hotels(2)	Shared Service Center	Corporate Areas	Total
June 30, 2023	1,152	667	622	235	84	2,760
June 30, 2024	1,153	693	708	229	84	2,867
June 30, 2025	1,180	718	674	241	76	2,889

______________________

(1)	Agricultural Business includes CRESUD, FyO, BrasilAgro, Acres and Palmeiras.
(2)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2025:

		Share ownership
Name	Position	Number of Shares (2)	Percentage	Number of Warrants (3)	Percentage Fully Diluted
Directors			%		%
Eduardo Sergio Elsztain (1)	Chairman	230,771,688	37.6	35,143,421	39.1
Saúl Zang	First vice-chairman	7,216,892	1.2	2,092,830	1.4
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	13,861,870	2.3	3,468,205	2.6
Jorge Oscar Fernández	Director	300,000	0.0	—	0.0
Fernando Adrián Elsztain	Director	300,000	0.0	606,061	0.2
Mariana Carmona	Director	—	—	—	—
Alejandro Gustavo Casaretto	Director	334,397	0.1	49,874	0.1
Liliana Rene Glikin	Director	—	—	—	—
Alejandro Mario Bartolome	Director	—	—	—	—
Gabriela Macagni	Director	—	—	—	—
Nicolas Bendersky	Director	192,798	0.0	28,410	0.0
Enrique Antonini	Director	—	—	—	—
Eduardo Ohan Kalpakian	Alternate Director	—	—	—	—
Ilan Elsztain	Alternate Director	14,610	0.0	7,388	0.0
Iair Elsztain	Alternate Director	732	0.0	108	0.0
Gabriel A. G. Reznik	Alternate Director	—	—	—	—
Pedro Damaso Labaqui Palacio	Alternate Director	—	—	—	—

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	319,558	0.1	252,492	0.1
Diego Chillado Biaus	General Manager for Cattle and Specialities Operations in Argentina	72,069	0.0	101,497	0.0

Supervisory Committee
José Daniel Abelovich	Member	—	—	—	—
Marcelo Héctor Fuxman	Member	—	—	—	—
Noemí Ivonne Cohn	Member	—	—	—	—
Roberto Daniel Murmis	Alternate member	—	—	—	—
Cynthia Deokmelian	Alternate member	—	—	—	—
Paula Sotelo	Alternate member	—	—	—	—

_______________________

(1)

Includes (i) 141,979,756 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iii) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of June 30, 2025, the outstanding shares were 614,074,273 and we own 6,397,536 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(3)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2025, the outstanding warrants were 73,294,802, and as a subsequent event, on September 30, 2025, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased to 60,669,566, for more information, see “Recent Developments – Exercise of Warrants”. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of a cash dividend to the shareholders on November 7, 2024, being the current Ratio of 1.4075 shares per option and a price of USD 0.4019 per share.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities other than those described under the following sections: (i) “Item 6—Directors, Senior Management and Employees – B. Compensation – Capitalization Program for our executive staff” and (ii) “Item 6—Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Program”.

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacted other items such as management fees, which should have resulted in a higher income tax carryforward. These differences had no effect on income tax, as tax loss carryforwards had been previously provisioned.

As a result of the foregoing, the Company was required to prepare an accounting restatement for the fiscal years ended June 30, 2024, 2023, and 2022, correcting the identified error in accordance with IAS 8. For more information see Note 1 to our Audited Consolidated Financial Statements.

Since the accounting restatement would have resulted in a higher result than was originally reported for the fiscal years affected, no action to recover erroneously awarded compensation is required pursuant to our incentive compensation clawback policy.

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

	Share Ownership as of June 30, 2025
Shareholder	Number of Shares	Percentage (4)	Number of Warrants	Percentage Fully Diluted (5)
		%		%
Eduardo Sergio Elsztain (1)(2)	230,771,688	37.6	35,143,421	39.1
Directors and officers (3)	22,612,926	3.7	6,606,865	4.4
ANSES	24,747,117	4.0	3,617,316	4.2
Others (6)	335,942,542	54.7	27,927,200	52.3
Total	614,074,273	100.0	73,294,802	100.0

_______________________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 37.6% of our total shares, which includes (i) 141,979,756 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iii) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2025, the outstanding shares were 614,074,273 and we own 6,397,536 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(5)

In March 2021, 90 million options were issued that will entitle the holders through their exercise to acquire additional new shares. As of June 30, 2025, the outstanding warrants were 73,294,802, and as a subsequent event, on September 30, 2025, we reported that certain warrants holders have exercised their right to acquire additional shares, therefore the new number of outstanding warrants decreased to 60,669,566, for more information, see “Recent Developments – Exercise of Warrants”. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of a cash dividend to the shareholders on November 7, 2024, being the current Ratio of 1.4075 shares per option and a price of USD 0.4019 per share.

(6)

On September 25, 2025, Kopernik Global Investors, LLC, domiciled at 302 Knights Runs Ave, 12th Floor, Unit 25, Tampa, Florida, United States of America, notified to the CNV of a shareholding in the Company representing 5.24% of the capital stock and 5.11% of the voting rights.

Changes in Share Ownership

	As of June 30,
	2025	2024	2023
	% (4)
Eduardo S. Elsztain(1)(2)	37.6	38.7	38.5
Directors and officers(3)	3.7	3.8	3.8
ANSES	4.0	4.0	4.0
Others	54.7	53.5	53.7
Total	100.0	100.0	100.0

___________________

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 37.6% of our total shares, which includes (i) 141,979,756 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, (ii) 1,131 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Eduardo S. Elsztain may be deemed beneficial owner, and (iii) 88,790,801 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2025, the outstanding shares were 614,074,273 and we own 6,397,536 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2025, our total issued and outstanding capital stock outstanding consisted of 614,074,273 common shares. As of June 30, 2025, there were approximately 48,329,913 American Depositary Shares (representing 483,299,130 of our common shares, or 78.7% of all our outstanding shares held) in the United States by approximately 33 registered holders of American Depositary Shares.

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

On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of a cash dividend to the shareholders on November 7, 2024, being the current Ratio of 1.4075 shares per option and a price of USD 0.4019 per share.

B. Related Party Transactions

We have engaged and, in the future, may engage in transactions with related parties. We believe that any related party transaction we have entered into in the past has been in the ordinary course of business and on terms and conditions that are comparable with transactions that we would enter into with non-related parties.

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

Below is a summary of our material related party transactions as of the date of this Annual Report.

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

To this end, on June 30, 2004, we and IRSA entered into a Master Agreement for the Exchange of Corporate Services, or the “Framework Agreement,” which has been amended from time to time in line with evolving operating requirements. The Framework Agreement had an initial term of 24 months and is renewable automatically for additional 24-month terms, unless terminated by any of the parties upon prior notice.

Annually, a review of the criteria used in the determination of pricing for corporate services, as well as the bases of cost distribution and supporting documentation used in the aforementioned process. The risk management and audit area coordinate the review, which, in turn, periodically delegated the review to an external consultant.

The operations described above allow IRSA and us to keep our strategic and commercial decisions fully independent, with cost and profit apportionment allocated on the basis of operating efficiency and equity, applying when appropriate the terms of the shared services contract, to ensure that no company benefits at the expense of the others.

Hospitality Services

We and our related parties hire, on certain occasions, hotel services and lease conference rooms for events held at Nuevas Fronteras S.A. and Llao Llao Resorts S.A., subsidiaries of IRSA, all on arm’s-length terms and conditions.

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

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “Item 4. Information on the Company — B. Business Overview — Other Land Reserves— Del Plata Building Trust.” TMF Trust Company (Argentina) S.A. acts as trustee under the trust agreement.

Cresud, a company indirectly controlled by Eduardo Sergio Elsztain and chairman of Cresud and IRSA, acts as money trustor, as well as IRSA. In addition, Cresud, IRSA and Banco Hipotecario act as beneficiaries of the trust. The trust agreement involves the contribution of the building owned by Banco Hipotecario. In addition, other non-related companies invest as money trustors in the trust.

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

Operations with IFISA

On November 10, 2021, we inform that the Board of Directors has approved the extension for a term of one year and consecutive extensions of the loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 3,235,000 IRSA’s GDSs at a rate of 1%. Cresud maintains the economic and political rights on IRSA’s GDSs.

On March 23, 2023, we informed that the Board of Directors has approved a loan granted by Cresud to IFISA, a company controlled by Mr. Eduardo Sergio Elsztain, president of the Company, for the amount of 1,500,000 IRSA’s GDSs at a rate of 1% of the IRSA’s GDS price on the last business day of the immediately preceding month. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

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

Investment in Dolphin Real Assets Fund SPC Ltd.

On August 31, 2021, Torodur S.A., an Uruguayan company wholly owned by IRSA, entered into a subscription agreement with Dolphin Fund Ltd., an investment fund, incorporated under the laws of Bermuda, controlled through equity shares by Tyrus S.A., an Uruguayan company wholly owned by IRSA and whose administrator is Consultores Venture Capital Uruguay S.A., an Uruguayan company indirectly controlled by Mr. Eduardo Elsztain, through the subscription of Class C Participating Shares of face value USD 0.01. Subsequently, on October 3, 2022, Dolphin Fund Ltd.’s investors, including Torodur S.A., contributed their holdings in said fund to Dolphin Real Assets Fund SPC Ltd., a fund established under the laws of British Virgin Islands in March 2022, whose administrator is Dolphin Manager Corp., a corporation also constituted under the laws of British Virgin Islands, which is controlled by Messrs. Eduardo Sergio Elsztain and Saúl Zang (85% and 15%, respectively), subscribing 164,478 participating shares issued by the portfolio named Argentina MMXXII. The total amount subscribed was USD 3.0 million.

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner and has retired more than a decade ago. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

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

Farmland Lease Agreement San Bernardo

We lease as tenants 10,896 hectares of farmland located in the Province of Córdoba, owned by San Bernardo de Córdoba S.A., pursuant to a lease agreement effective from July 1, 2023, until June 30, 2025, with a (1) one year lease extension. Pursuant to the agreement, the extension option was exercised, extending the lease term until June 30, 2026.

The rent to be paid is an amount of Pesos equal to 1.25kg. of beef per hectare per year, considering the average price per kilo of beef determined by the Indice Mercado Agroganadero (INMAG) according to the agreed calculation methodology. In addition, the parties have agreed on a variable price increase up to 50% of the net margin of the farmland production, applicable only in the event of a positive margin, net of the fixed price previously paid.

Consulting Agreement

Pursuant to the terms of the Consulting Agreement with Consultores Asset Management S.A. effective as of November 7, 1994, as amended from time to time and by the last amendment dated September 6, 2017 in which certain adjustments were implemented to the purpose of the agreement by virtue of the broadness of Cresud’s business, Consultores Asset Management S.A. provides us advisory services on matters related to capital investments in all aspects of the agricultural, real estate, financing and hotels business, among others. One of our shareholders and the Chairman of our board of directors is the owner of 85% of the capital stock of Consultores Asset Management S.A. and our First Vice Chairman of the board of directors holds the remaining 15% of its capital stock. On the same date above mentioned, Consultores Asset Management S.A. assigned, with the conformity of Cresud, certain rights and obligations derived from the Consulting Agreement to CVCU, an Uruguayan company controlled 100% by Consultores Asset Management S.A., therefore and currently the assessment to Cresud is partially provided by CVCU directly.

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

Under the Consulting Agreement, we pay Consultores Asset Management S.A. for its services, an annual fee equal to 10% of our annual after-tax net income. During the fiscal years 2025, 2024 and 2023 were recognized ARS 9,081 million, ARS 12,945 million and ARS 24,823 million, respectively.

The Consulting Agreement is subject to termination by either party upon not less than 60 days prior written notice. If we terminate the Consulting Agreement without cause, we will be liable to Consultores Asset Management S.A. and/or CVCU for twice the average of the amounts of the management fee paid to Consultores Asset Management S.A. for the two fiscal years prior to such termination.

Loan between Tyrus S.A. and Yad Leviim Ltd.

On May 3, 2024, an extension was reported for a period of 3 years, of a loan granted by Tyrus S.A., a company wholly owned by IRSA, to Yad Leviim Ltd., in a principal amount of USD 16,2 million at a rate interest of 7% per year from March 23, 2024. Yad Leviim Ltd. is a company controlled by Eduardo Elsztain.

Investment in Golden Juniors Segregated Portfolio

On August 29, 2025, IRSA approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of IRSA.

This investment is made with the purpose of diversifying part of IRSA’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund.

The execution of this trust agreement has been approved by the Board of Directors of IRSA, with no objections from the Audit.

For further information regarding related party transactions see Note 30 to our Audited Consolidated Financial Statements.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company’s farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover there is another judicial filed labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrid S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the foregoing, this measure was appealed by Cresud and to date the accounts have not been attached.

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

According to the judgment of December 2017, an expert witness was proposed. The expert witness report prepared by engineer Sergio Germán Pereyra has been presented, thus complying with the provisions of final judgment of December 2017. From the aforementioned report accompanied by the expert, the first instance judge decided to consider the amount of the judicial claim in the sum of ARS 52,893,850, this amount includes both the loss of profit of ARS 37,703,850, as well as the emergent damage of ARS 15,190,000, plus accrued interest until payment. Plus, in accordance with what was resolved by the Final Judgment of the Chamber of Appeals in Civil, Commercial, Labor and Family Matters of the 2nd Nomination, by means of Final Judgment No. 4, dated June 26 of the year 2020. In December 2024, Inversiones Ganaderas S.A. merged with Cresud S.A. and paid to Exagrind S.A. as compensation of the losses the sum of ARS 196.531.913,02 in a judicial account.

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

Trial and Preventive Seizure—Province of Salta

Cresud has entered into certain agreements with the state-owned company Salta Forestal S.A. Within the framework of these agreements, Cresud was granted a permit to use public land. In relation to these agreements, the Governor of the Province of Salta issued executive orders No. 815/20, 395/21, 396/21, 397/21, 398/21, 129/23, 130/23, 131/23, 132/23, 133/23, 134/23, and 135/23. These executive orders rejected the appeals filed by Cresud against the fee assessments corresponding to the agricultural campaigns of 2013/2014 through 2020/2021. In response, Cresud filed a number of lawsuits to challenge those executive orders. Meanwhile the Province of Salta filed certain enforcement proceedings and seizure actions to recover the disputed amounts.

On December 6, 2024, Cresud and Salta Forestal S.A. executed a settlement agreement, effective as of January 2025, under which all pending executive and administrative legal proceedings between the parties were terminated. Under the terms of the agreement, Cresud committed to pay the claimed fees, and Salta Forestal S.A. agreed to return the excess amounts previously seized, and the parties’ established guidelines for the calculation and payment of future fees. This agreement resolved all existing disputes between the parties as of the date of execution.

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

The deadline for producing evidence in relation to these legal proceedings has expired. The parties have submitted their closing arguments and are awaiting a final judgment. IRSA cannot give any assurance that it will prevail in this proceeding.

Currently Puerto Retiro S.A., has a plot of 8.3 hectares, which is affected by a zoning regulation defined as U.P. that prevents the property from being used for any purpose other than strictly port activities. IRSA was involved in a bankruptcy extension lawsuit initiated by the Argentine Government, to which the Board is totally alien.

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

On December 27, 2018, an action for cancellation was filed against the judgment that ordered the confiscation of the property named “Planta 1.” On March 1, 2019 IRSA was notified of the “in limine” rejection of the action for cancellation filed. Subsequently, on March 8, 2019, a motion for restitution was filed against said resolution. On March 19, 2019, IRSA was notified of the Court’s decision that rejected the replacement and declared the appeal filed in a subsidiary inadmissible. On March 22, 2019, a complaint was filed for appeal denied (before the Federal Criminal Cassation Chamber), the complaint was granted, which is why the appeal filed is currently pending. In that sense, in April 2019 the appeal was maintained and subsequently, its foundations were expanded.

On February 21, 2020, an electronic document was received from the Federal Court of Criminal notifying the decision rejecting the appeals brought by Puerto Retiro against the verdict of the Federal Oral Court 5 that provided for the confiscation of the property Plant I and the distribution of costs in the order caused as regards the exception for the limitation of civil action brought by Puerto Retiro to which the Oral Court took place. Against that decision of appeal, Puerto Retiro was brought in a timely form of Federal Extraordinary Appeal. In addition, the Federal Criminal Cassation Chamber upheld the above limitation period by rejecting, to that effect, the appeal brought by the Argentine Government and Tandanor.

In November 2024, the CSJN granted the extraordinary appeals filed by Tandanor and the Ministry of Defense, annulled the appealed ruling regarding the statute of limitations for the civil action (based on the theory of the arbitrary sentencing), and confirmed the seizure of the “Planta 1,” although it ordered its restitution to Tandanor instead of to the Argentine Government. The civil action is only directed against Puerto Retiro S.A.

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

In addition, at the end of 2009, Proios S.A. filed a claim for damages against Puerto Retiro S.A., alleging an economic loss suffered as a result of the cost of refloating a vessel moored in Dársena Norte, seeking a compensation in the amount of USD 1,850,000. Currently, both parties are producing evidence.

La Rural S.A.

In December 2012, the Argentine Government annulled a decree from 1991 that had approved the sale of the Palermo Exhibition Grounds to the Sociedad Rural Argentina (“SRA”) and revoked the purchase agreement for the sale. The SRA filed for an injunction to suspend the enforcement of such annulment, which was granted and remains in effect following various judicial proceedings.

IRSA has not been notified of, nor is it a party to, these judicial actions initiated by the SRA. Should the annulment of the sale be declared unconstitutional, it would not have any legal effect on IRSA’s acquisition of the company related to the property. However, if the sale were declared null and void, it could affect the assets related to the property.

The judicial proceeding is still at the evidentiary stage, and there are currently no indications that La Rural S.A.’s right to use the property may be affected.

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

On May 18, 2015, IRSA was notified that the AABE revoked the concession agreement entered into with IRSA’s subsidiary Arcos del Gourmet S.A., through Resolution No. 170/2014. On June 2, 2015, IRSA’s former subsidiary, IRSA CP, filed before the AABE a request to declare the notification void, as certain formal proceedings required under Argentine law were not complied with by the AABE. Furthermore, Arcos del Gourmet S.A. filed an administrative appeal requesting the dismissal of the revocation of the concession agreement and a complaint before the Federal Contentious Administrative Courts located in the City of Buenos Aires seeking to declare Resolution No. 170/2014 void. The trial court rejected Arcos del Gourmet S.A.’s claim. As a consequence, Arcos del Gourmet S.A. launched an appeal against the Trial Court decision, which was rejected by the Court of Appeals – Chamber V on September 19, 2023. On October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. As of the date of this Annual Report, the appeals (“recursos de queja”) filed by Arcos del Gourmet S.A. and Playas Ferroviarias de Buenos Aires S.A. in connection with this proceeding are pending to be resolved.

Arcos del Gourmet S.A. also filed a lawsuit in order to judicially pay the monthly rental fees of the property. As of the date of this Annual Report, the “Distrito Arcos” shopping mall continues to operate normally.

In addition, IRSA note that Playas Ferroviarias de Buenos Aires S.A. (a government owned corporation to which the property of the land in which the shopping center was transferred) filed an eviction proceeding against Arcos del Gourmet S.A. before the Federal Contentious Administrative Courts located in the City of Buenos Aires. On May 11, 2022, the Trial Court decided the eviction of Arcos del Gourmet S.A. from the property where the shopping mall operates and, in turn, ordered Playas Ferroviarias de Buenos Aires S.A. to take steps to guarantee the continuity of the commercial activities of the occupants (tenants). This decision was appealed but on September 19, 2023, the Court of Appeals – Chamber V confirmed it. Subsequently, on October 4, 2023, Arcos del Gourmet S.A. filed a certiorari equivalent remedy (Recurso Extraordinario Federal) in order to have the lower courts’ decision reversed by the Supreme Court of Justice on several constitutional grounds. Following the rejection of the appeal by the Chamber, on March 22, 2024, a petition for review was filed directly with the Supreme Court of Justice of Argentina due to the denial of the federal extraordinary appeal. The case is still pending final resolution.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, transferred to an unrelated third-party Parcel 1 of the land reserve located at Av. Avellaneda y Olegario Andrade 367 in the neighborhood of Caballito in the City of Buenos Aires.

The consideration is guaranteed by a mortgage on plot 1 and building 1 and the buyer has the option to acquire plot 2 of the same property until August 31, 2020 and plots 3 and 4 until March 31, 2021, subject to certain conditions precedent. On July 20, 2020 IRSA CP, IRSA’s former subsidiary, was notified of the filing of a protection action (amparo) that is processed before the Administrative and Tax Litigation Jurisdiction of the City of Buenos Aires, Court 24, Secretariat 47 where the plaintiff has requested the nullity of: 1) Administrative act that grants the certificate of environmental aptitude and 2) Administrative act that registered the plans of the work called –Caballito Chico– located on Avellaneda 1400, City of Buenos Aires, because it is understood that they contain defects in their essential elements, for being violative of the provisions contained in the Urban Planning Code and of the complementary regulations in force at the time of initiating the process and for causing irreparable damage to the environment and rights of collective incidence. The transfer was answered by the precautionary measure and by the substantive action. The transfer of said presentation was answered. On August 13, 2020, the following precautionary measure was decreed that orders: a) the suspension of the effects of the administrative acts granted by the CCA (DI-2018-1865-DGEVA and that registered the plans and; b) the stoppage of construction work carried out on the property located at Avellaneda 1400, City of Buenos Aires. The issuance of said precautionary measure was appealed. On October 1, 2020, the Court of Appeal confirmed the precautionary measure. The GCBA appealed the measure by filing a Constitutional Challenge that was denied, filling a complaint appeal, in October 2021. Regarding the main proceeding, it is in process of trial. As of the date hereof, the file is in the evidentiary stage. However, negotiations are underway with the counterparty.

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

As of June 30, 2025, IRSA no longer owns any capital stock of IDBD while it has an investment in DIC that amounts to 1.2 million of shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin”) and IRSA to the District court in Tel-Aviv Jaffa (civil case no. 29694-09-20). The amount claimed by IDBD is Israeli new shekels (“NIS”, the legal currency of Israel) NIS 140 million, claiming that Dolphin and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 70 million on September 2, 2020.

On December 24, 2020, and upon the insolvency court’s approval, IDBD’s trustee filed a motion to strike the claim, while keeping the right, as IDBD’s trustee, to file a new claim, inter alia, in the same matter, after conducting an inquiry concerning the reasons for IDBD’s insolvency.

On December 24, 2020, the court issued a judgment to strike the claim as requested.

On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021, IDBD filed the lawsuit against Dolphin and IRSA for the sum of NIS 140 million. According to purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million NIS each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

On January 30, 2023, and on February 7, 2023, the court issued a ruling allowing IDBD to serve the claim to the defendants out of jurisdiction and allowed Dolphin and IRSA to challenge the service and jurisdiction of the Israeli court by May 9, 2023. Therefore, Dolphin and IRSA submitted a motion to challenge the service, the jurisdiction of the Israeli court, and the applicable law.

On July 3, 2023, after a hearing held in the matter, the court ruled that the Israeli Court has jurisdiction over IRSA and Dolphin, and ordered Dolphin and IRSA to submit their defense statements by October 1, 2023.

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

The IRSA and Dolphin BV (the “Defendants”) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the defendants argue that Dolphin’s commitment consists of an unequivocal and clear, terminating condition stating that the obligation of Dolphin will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of direct rivalry between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

A pre-trial hearing was held on June 16, 2024, during which the court ordered the parties to complete the preliminary discovery proceedings.

As part of discovery proceedings, and for the purpose of receiving the documents held by IDBD’s trustee, IRSA and Dolphin signed a confidentiality commitment on July 28, 2024, and the discovery documents were exchanged by the parties on July 30, 2024.

A preliminary meeting between the parties took place on September 5, 2024.

A list of witnesses on behalf of IDBD was submitted on September 18, 2024; A list of witnesses on behalf of the Defendants was submitted on November 3, 2024.

A list of preliminary motions on behalf of the Defendants was submitted on February 18, 2025, in which the defendants requested the court to order IDBD to complete the discovery proceedings, as well as to summon IDBD’s bondholders’ trustees for the purpose of providing relevant documents; IDBD filed its answer to the Defendants’ list of preliminary requests on March 3, 2025.

A second pre-trial hearing occurred on March 30, 2025, where the Defendants’ motions were discussed. During the hearing, the court ordered IDBD to complete the discovery of documents on its part and to provide a suitable affidavit concerning the documents requested. Also, the court ordered IDBD to request the bondholders’ trustees to provide the required documents. If the bondholders object, the defendants will be allowed to renew their motion to summon the bondholders’ trustees to provide the necessary documents.

At the end of the formal discussion regarding the above motions, the court suggested that the parties refer the dispute to mediation and ordered them to inform the court of their position.

On July 20, 2025, the parties filed a mutual update, informing the court that on July 9, 2025, IDBD had delivered to the Defendants a revised affidavit of disclosure of documents, together with the additional documents in her possession, as well as the bondholders’ trustees' response. The Defendants are reviewing the revised affidavit of disclosure of documents and the additional documents attached thereto, and reserve their right to file an appropriate motion in this regard. Also, considering the bondholders’ trustees' position concerning the delivery of the records from the bondholders’ meetings, the Defendants reserve their right to renew their motion to summon the bondholders’ trustees to present documents.

On August 4, 2025, the parties filed an update, informing the court that they had agreed to proceed with submitting affidavits, while simultaneously indicating their intention to set a negotiation meeting.

IDBD must file affidavits by November 6, 2025, and the Defendants will then have an extension to file their affidavits.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual audited financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholder’s meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

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

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2025	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2025	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS )	(ARS )	(in millions of ARS )	(ARS )
2019	—	—	—	—
2020	—	—	—	—
2021	—	—	—	—
2022	—	—	—	—
2023 (2)	28,380	48.40	3,100	5.29
2023 (3)	60,911	105.95	9,500	16.52
2024 (4)	-	-	-	-
2024 (5)	78,045	132.81	22,000	37.44
2024 (6)	43,740	73.70	30,000	50.55
2025(7)	54,485	91.14	45,000	75.27

________________________

(1)	The decisions made on the basis of years’ results prior to the application of IAS 29, are not subject to revision.
(2)	Cash dividend paid on November 11, 2022.
(3)	Cash dividend paid on May 8, 2023.
(4)	Stock dividend paid in IRSA shares. Dividend per share: 0.03759065836 IRSA shares per CRESUD share.
(5)	Cash dividend paid on October 12, 2023.
(6)	Cash dividend paid on May 14, 2024.
(7)	Cash dividend paid on November 7, 2024.

For more information see: “Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting”.

B. Significant changes

For information about significant changes see, “Recent Developments”.

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

The exercise price of the warrants was USD 0.566. The warrants may be exercised quarterly from the 90th day of their issuance on the 17th to the 25th (inclusive) of the months of February, May, September, and November of each year (provided that dates are business days in the city of New York and in the City of Buenos Aires) until their expiration 5 years from the date of issue. The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company have been modified as a result of the payment of a cash dividend to the shareholders on November 7, 2024, being the current Ratio of 1.4075 shares per option and a price of USD 0.4019 per share.

On September 25, 2025, we informed that our Board of Directors resolved to call an Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 30, 2025 and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated February 24, 2021, as amended on September 17, 2021 to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments— Cresud’s Recent Developments —General Ordinary and Extraordinary Shareholders’ Meeting”.

As of June 30, 2025, the capital stock of the Company was 614,074,273 common shares and the outstanding warrants were 73,294,802. On September 30, 2025, we informed that between September 17, 2025, and September 25, 2025, certain holders of warrants had exercised their right to acquire additional shares of the Company. As a result, 12,625,236 options were exercised, which resulted in 17,769,882 common shares of the Company being issued. After the exercise of these warrants, the number of shares and the capital stock of the Company increased from 614,074,273 to 631,844,155, and the number of outstanding warrants decreased from 73,294,802 to 60,669,566. For more information see “Recent Developments – Exercise of Warrants.”

As of that date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2025, there were approximately 52,244 holders of our common shares.

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

On September 19, 2024, the CNV enacted new rules governing private offerings of securities, within the framework established by Section 82 of the Argentine CML establishing a safe harbor regime provided that certain requirements of mechanisms of dissemination, offering, and distribution, as well as the number and type of investors to whom the offering is targeted are met.

On January 9 and June 24, 2025, the CNV enacted new rules introducing simplified authorization regimes for public offerings of both debt and equity securities in Argentina. These frameworks establish automatic approval mechanisms for issuances classified as low- or medium-impact, provided that certain eligibility and disclosure requirements are met.

In August 2025, the CNV established a formal framework for the digital representation (tokenization) of certain publicly offered securities. The regulation recognizes these digital securities as functionally equivalent to traditional forms, introduces requirements for security, traceability, and immutability, and allows existing issuers to request their digital conversion without a new public offering authorization.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2025	2024
Market capitalization (in billions of ARS)	79,973	64,665
Shares average daily trading volume (2) (in millions of ARS)	82,210	51,233
Number of listed companies (3)	82	81

_____________________

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2025, approximately 82 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 142% increase in 2022, a 360% increase in 2023 and a 173% increase in 2024. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

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

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2025, our share capital consisted of 614,074,273 common shares.

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

According to the CML, it is understood that a person has, individually or in concert with other persons a “control participation” when:

i.

reach, directly or indirectly, a percentage of voting rights equal to or greater than fifty percent (50%) of the company, excluding from the calculation base the shares that, directly or indirectly, belong to the affected company; or

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

Amendment to the by-laws

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

D. Exchange Controls

The following is a description of the main Central Bank regulations concerning inflows and outflows of funds in Argentina. For further information regarding the full scope of current foreign exchange restrictions and control regulations, investors should seek advice from their legal advisors and refer to the applicable rules mentioned elsewhere in this Annual Report, which are available at the website of the Argentine Ministry of Economy: https://www.argentina.gob.ar/economia, or the website of the Central Bank: www.bcra.gov.ar.

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine Government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Central Bank has compiled these rules in the Consolidated Text of the Rules on Foreign Exchange and Changes (the “Consolidated Text”), which is periodically updated and was most recently published through Communication “A” 8035. Below is a brief summary of the exchange control rules currently in effect.

Exports of goods

The Consolidated Text require that proceeds from the export of goods be entered into the country and settled in Pesos through the MULC within a specific timeframe, depending on the type of good. Regardless of these maximum settlement periods, export proceeds must be entered into the country and settled in Pesos in the MULC within twenty (20) business days from the date of collection. However, the ability to use this period is subject in all cases to compliance with the deadlines established in the Consolidated Text for each type of good.

On April 14, 2025, Decree No. 269/2025 repealed Decree 28/2023 and expressly established that the countervalue of the aforementioned exports will be governed by the general provisions established in Decree 609/2019 and its amending and concordant regulations. Exporters of the goods included in the Nomenclature of Mercosur (“NCM”) will make the payment of duties, taxes, and other concepts under the terms, deadlines, and conditions established by the current regulations, corresponding to the respective export duty rate, considering the countervalue provided in the previous paragraph.

If the client is a Special Purpose Vehicle (“SPV”) adhering to the Incentive Regime for Large Investments (“RIGI”), it shall be exempt from the obligation to enter and/or settle the entire foreign currency countervalue, provided that the service has been rendered or accrued as from the date of commencement of operations of the SPV reported by the Ministry of Economy to the Central Bank. Furthermore, Section 14 of the Consolidated Text establishes other benefits for SPVs, such as access to the MULC to make payments of certain expenses; access to the MULC to make dividend payments to non-resident shareholders; use abroad of the proceeds from the export of goods; and foreign exchange stability applicable to the SPV as of the date of adhesion to the RIGI.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the MULC, up to the value of the insured exported goods.

Advances, pre-financing, and post-financing from abroad must be entered into the country and settled in the MULC within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions established in Section 7.1.3 of the Consolidated Text.

There are some exceptions to the obligation to settle through the MULC, including, but not limited to, collections from exporters under the Regime for the Promotion of Knowledge Economy Exports (established by Decree No. 679/2022, also known as Régimen De Fomento De Inversiones Para Exportaciones De Las Actividades De La Economía Del Conocimiento), provided that the funds have been entered into the country within the regulatory timeframes and all other conditions set forth in the Consolidated Text are met.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the MULC corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

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

Exports of Services

Payments for the provision of services by residents to non-residents must be entered and settled in the MULC within a maximum period of 20 (twenty) business days from the date of their perception abroad or in the country, or their accreditation in foreign accounts. There are exceptions to the obligation to settle in the MULC the foreign currency entered as a counterpart for certain exports of certain services expressly contemplated in point 2.2.2. of the Consolidated Text, subject to compliance with various requirements provided therein by both individuals and legal entities.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

If the client is a SPV under the RIGI that has notified the Ministry of Economy, the competent authority for the RIGI, of its intention to avail itself of the benefits set out in Section 198 of the Law No. 27,742 (which states that SPVs are not required to enter or settle in the MULC the foreign currency obtained from activities other than the export of goods, including services), the exception provided in Section 14.1.3 of the Consolidated Text will apply. This section specifies that payments for services provided to non-residents by a VPU with a RIGI-backed project will be exempt from the requirement to enter and/or settle the foreign currency value, as long as the service was provided or accrued from the start-up date of the SPV, as reported by the Ministry of Economy to the Central Bank.

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

Import of Goods

Section 3.1 of the Consolidated Text allows access to the MULC for the payment of imported goods, establishing different conditions depending on whether the payments correspond to imported goods with customs entry registration or imported goods with pending customs entry registration, and based on the due date of the interest accrued on such commercial debts.

The reimplementation of “SEPAIMPO”, the import payment tracking system, is also foreseen, with the objective of monitoring import payments, import financing, and verifying the entry of goods into the country.

In addition, the local importer must designate a local financial institution to act as the tracking bank, which will be responsible for verifying compliance with the applicable regulations, including, among other things, the settlement of import financing and the entry of imported goods.

Regarding access to the MULC for the payment of imported goods, the following provisions apply:

As of December 13, 2023, entities may grant access to the MULC to make deferred payments for imported goods with customs entry registration, without requiring prior approval from the Central Bank, provided that applicable regulatory requirements are met and deadlines are respected according to the type of goods. For certain strategic goods, such as fuels, electricity, and materials intended for energy production, payment may be made from the moment of customs registration; for other goods, payment may be made starting 30 calendar days after customs clearance.

As of April 14, 2025, this period is reduced to 0 (zero) calendar days for all imports.

Access to the MULC for payments of imports with pending customs registration requires prior approval from the Central Bank, unless it involves specific situations provided for in the Foreign Exchange Regulations.

Regarding the stock of import-related debt for which customs registration occurred on or before December 12, 2023, access to the MULC also requires prior approval from the Central Bank, except when the operations are financed by financial institutions, official credit agencies, or international organizations, or in situations provided for under the current regulations.

Imports of Services

Pursuant to Section 13 of the Consolidated Text, entities may grant access to the MULC in order to process payments for services provided by non-residents, provided that they have documentation evidencing the existence of the service. In the case of commercial debts for services, access to the MULC is permitted from the maturity date, provided that the transaction has been duly reported.

Communication “A” 7917, issued on December 13, 2023, substantially amended the regime governing access to the MULC for the payment of imports of goods and services. As from said Communication, the conditions for accessing the MULC to pay for services to non-residents were modified, and are currently established as follows:

I. Payment of services provided by non-residents

Entities may grant access to the MULC without the need for prior approval from the Central Bank to process payments for services provided by non-residents, provided that the remaining applicable requirements set forth in the Consolidated Text are met, when:

i) The payment corresponds to a transaction classified under the following concept codes:

S03. Passenger transport services; S06. Travel (excluding transactions related to withdrawals and/or consumption with cards of residents with non-resident providers or of non-residents with Argentine providers); S23. Audiovisual services; S25. Government services; S26. Health services provided by travel assistance companies; S27. Other health services; S29. Transactions related to withdrawals and/or consumption with cards of residents with non-resident providers or of non-residents with Argentine providers.

ii) Expenses paid to foreign financial institutions for their ordinary operations.

iii) The payment corresponds to a transaction classified under concept “S30. Freight services for import operations of goods” for services rendered or accrued as from December 13, 2023, and the payment is settled once the period equivalent to the one applicable to the transported good has elapsed, as provided in Section 1.2 of the Consolidated Text.

iv) The payment corresponds to a transaction classified under concept “S31. Freight services for export operations of goods” where freight forms part of the agreed sale condition with the buyer of the goods, and is settled once the export has been registered with the shipping clearance issued by Customs.

v) The payment corresponds to a transaction classified under concept “S24. Other personal, cultural and recreational services” rendered or accrued as from December 13, 2023, and is settled once a period of 90 (ninety) calendar days has elapsed since the date of service provision or accrual. This period shall be reduced to 30 (thirty) calendar days for services rendered or accrued as from November 29, 2024, when the counterparty is not related to the resident.

vi) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by an unrelated counterparty to the resident, as from December 13, 2023, and is settled once a period of 30 (thirty) calendar days has elapsed from the date of service provision or accrual.

vii) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.3 of the Consolidated Text, provided by a related counterparty to the resident, as from December 13, 2023, and is settled once a period of 180 (one hundred eighty) calendar days has elapsed from the date of service provision or accrual.

viii) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by an unrelated counterparty to the resident, as from April 14, 2025, and is settled from the date of service provision or accrual, provided that the remaining applicable regulatory requirements are met.

ix) The payment corresponds to a transaction that falls within services not included in Sections 13.2.1 to 13.2.5 of the Consolidated Text, provided by a related counterparty to the resident, as from April 14, 2025, and is settled once a period of 90 (ninety) calendar days has elapsed from the date of service provision or accrual, provided that the remaining applicable regulatory requirements are met.

II. Stock of debt from imports of services

Access to the MULC for payments of services rendered and/or accrued by non-residents until December 12, 2023, in addition to the remaining applicable requirements, shall require prior approval from the Central Bank, except when such transactions are financed up to that date, or when access to the MULC is made through swap and/or arbitrage with funds received in the country from principal or interest on Bonds for the Reconstruction of a Free Argentina (BOPREAL), or when holding certifications under specific regimes, pursuant to the situations provided in Section 13.4 of the Consolidated Text.

III. Payments of services abroad prior to the established terms

For purposes of accessing the MULC to process payments prior to the terms established in Section 13.2 of the Consolidated Text, such access shall be allowed in the case of financed transactions, pursuant to the Consolidated Text, or with new inflows through the MULC from indebtedness, advances or pre-financing, among other situations set forth in Section 13.3 of the Consolidated Text.

External Assets

Generally, prior approval from the Central Bank is required for the formation of foreign assets (e.g., foreign currency purchase, among others) and for derivative transactions by legal entities that are not entities authorized to operate in foreign exchange, local governments, mutual funds, trusts, and other Argentine entities.

Access to the MULC by individuals

Resident individuals may access the MULC to purchase foreign currency in cash or to establish deposits without prior Central Bank approval, provided that: (i) transactions are debited from a local bank account, or, if paid in cash, do not exceed USD 100 per month; (ii) the funds are delivered in cash, credited to a local foreign currency account, or transferred abroad; (iii) the transaction is duly recorded in the Central Bank’s online system; and (iv) the individual provides evidence of income and/or assets consistent with savings in foreign currency. However, on September 26, 2025 the BCRA issued Communication A 8336, which reintroduced a cross-restriction: purchases of official dollars made on or after that date are subject to a 90-day limitation preventing the purchaser from operating in certain financial dollar markets (e.g., MEP or CCL / acquiring certain dollar-settled securities) and require the signing of a sworn statement to that effect. Consequently, while the A8226 conditions remain the baseline for individual access to the MULC, market access is now in practice subject to the 90-day restriction when applicable.

External Financial Indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, must be entered into Argentina and settled in the MULC as a requirement for subsequent access to it in order to service their capital and interest payments. Consequently, although the settlement of the proceeds from such transactions is not mandatory, failing to settle it will prevent future access to the MULC for reimbursement purposes.

Additionally, as further conditions for such access to the MULC, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the MULC must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from November 8, 2024 through a transfer abroad, access to the MULC must occur according to the following minimum terms from their issuance date:

(i)	For debt securities issued between November 8, 2024 and April 20, 2025: at least 12 months.
(ii)	For debt securities issued from April 21, 2025 to May 15, 2025: at least 180 calendar days.
(iii)	For debt securities issued from May 16, 2025 onwards: at least 18 months, in accordance with Communication “A” 8244 of the Central Bank.

For foreign currency-denominated debt securities issued by local financial institutions as from May 26, 2025: at least 12 months, pursuant to Communication “A” 8245.

Access to the MULC to make payments more than three (3) days in advance of the due date is, as a general rule, subject to prior authorization from the Central Bank. The following cases of early repayment may be exempt from such prior authorization, provided they meet several requirements outlined in Section 3.5 of the Foreign Exchange Regulations: (i) early repayment of principal and interest with the settlement of funds entered into the country by the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange process involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution through a foreign credit line; and (v) early repayment of principal and interest by a SPV adhering to the RIGI.

Furthermore, prior approval from the Central Bank is required for local residents to access the MULC for the payment of principal and interest related to External Financial Indebtedness with related parties. Certain specific exceptions apply, as detailed in Section 3.5.6 of the Consolidated Text.

Additionally, under Section 3.11.2 of the Consolidated Text, entities may grant access to the MULC to residents in order to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina, in accordance with Section 3.6.1.3 of the Consolidated Text, to purchase foreign currency before the deadline permitted by the regulations, under the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)	The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable consolidated text that allow such access; and

(iii)	The client’s access falls within one of the following situations:

(a)	It is made within the 60 (sixty) calendar days prior to the due date, with a daily amount not exceeding 10% (ten percent) of the amount to be paid; or

(b)	It is made within 5 (five) business days prior to the regulatory deadline allowed in each case, with a daily amount not exceeding 20% (twenty percent) of the amount to be paid.

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

Outflows

The Consolidated Text requires prior approval from the Central Bank to transfer funds abroad, unless the interested party submits various affidavits, stating that:

-

They did not possess Argentine deposit certificates representing foreign shares (“CEDEARs”), and/or available external liquid assets exceeding the equivalent of USD 100,000 at the beginning of the day on which they request access to the MULC, and all their foreign currency holdings in the country are deposited in accounts at financial institutions.

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

Access to the MULC is also subject to the submission of an affidavit regarding transactions with securities and other assets, unless the applicant certifies that:

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

Pursuant to Communication “A” 8226, issued on April 11, 2025, outflows through the MULC carried out by resident individuals are not subject to the requirements set forth in items (g), (h), and (i). In addition, transactions executed up to and including that date shall not be taken into account for purposes of the affidavits required therein.

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

It should be noted that, as a rule, prior approval from the Central Bank is required if the client is a natural or legal person included by the ARCA (formerly the AFIP) in the list of invoices or equivalent documents classified as apocryphal. The list of individuals or legal entities included in this registry by the ARCA is available at the following website: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

In accordance with Communication “A” 8191 of the Central Bank, which updates Section 3.16 of the Consolidated Text, entities authorized to operate with foreign currency must provide the Central Bank, at the end of each business day and with two business days’ prior notice, information on outflow transactions through the MULC for daily amounts equal to or greater than the equivalent of USD 100,000. Clients must channel such transactions through financial institutions with sufficient notice so that they can comply with the requirements of this reporting regime and, consequently, to the extent that other requirements established under exchange regulations are simultaneously met, the foreign exchange transactions may be processed. On the execution date, clients may opt to channel the previously reported transactions through any authorized entity. In such cases, the intervening entity must hold a certificate issued by the reporting entity attesting compliance with the reporting requirement.

Within the framework of Phase 3 of the Economic Program with exchange rate flexibility and the floating band regime announced by the Argentine Government, the CNV issued General Resolution No. 1062, which introduced substantial amendments to the minimum holding period regime applicable to transactions with marketable securities.

In particular, for resident individuals, the minimum holding period required for the sale of marketable securities settled in foreign currency is eliminated, regardless of the jurisdiction or applicable law, as well as for outgoing and incoming transfers of marketable securities.

In the case of non-resident individuals, a minimum holding period of one business day is established for the sale of marketable securities settled in foreign currency and for transfers of securities acquired in local currency abroad.

For resident legal entities, a minimum holding period of one business day is also established both for transfers to foreign depository entities and for applying settlement in foreign currency of securities originating abroad, which must remain credited for at least one business day in the central securities depository agent.

Exempted from compliance with the minimum holding period are transactions involving the sale of BOPREAL acquired in primary placements or auctions, the sale of marketable securities with settlement in foreign currency and in foreign jurisdiction as provided by the Central Bank of Argentina, and the sale of marketable securities with settlement in foreign currency acquired in pesos with funds from mortgage loans denominated in UVAs.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

a) Importers of Goods

Importers may subscribe BOPREAL up to the amount of their pending debt for goods imports registered before December 12, 2023. Subscription requires certifications from the supervising entities (SEPAIMPO) and compliance with the conditions set forth in the Foreign Exchange Regulations.

b) Importers of Services

Importers may subscribe BOPREAL up to the amount of their pending debt for services effectively rendered or accrued before December 12, 2023. Documentation supporting the existence of the service, the outstanding amount, and compliance with applicable exchange regulations is required.

c) Profits and Dividends of Non-Resident Shareholders

Resident companies may subscribe BOPREAL up to the amount of profits and dividends pending payment to non-resident shareholders, provided they derive from closed and audited financial statements.

Non-residents may also subscribe BOPREAL up to the equivalent in local currency of profits and dividends received in Argentina since September 1, 2019, adjusted by CPI.

d) Complementary Provisions

BOPREAL holders may access the MULC through swap and/or arbitrage with funds collected in Argentina from BOPREAL principal and interest to:

•	Pay commercial debts for imports of goods and services accrued up to December 12, 2023.
•	Pay pending profits and dividends to non-resident shareholders.
•	Repatriate portfolio investments of non-residents arising from profits and dividends collected in Argentina.

Additionally, BOPREAL acquired in primary subscription may be sold abroad under specific regulatory conditions.

Reporting Regime of the Central Bank

In all cases, and subject to compliance with the other applicable requirements in each case, access to the MULC will be granted for the payment of financial or commercial debts and for the payment of profits or dividends, provided that such debts are reported through the Central Bank’s reporting regime established by Communication “A” 6401 and its amendments.

Money Laundering

The Argentine Law No. 25,246, as amended and/or complemented by Laws Nos. 26,087, 26,119, 26,268, 26,683, 26,831, 26,860 and 27,304 (the “ Anti‑Money Laundering Law”), categorizes money laundering as a crime, which is defined as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such original crime, with the potential result that such original assets (or new assets resulting from such original assets) have the appearance of having been obtained through legitimate means. In spite of the fact that there is a specific amount for the money laundering category of the amount of 150 minimum wages, the crimes committed for a lower amount are also punished, but the prison sentence is reduced.

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

The “Anti-Money” laundering framework in Argentina also assigns information and control duties to certain private sector entities, such as banks, non‑profit organizations, stock exchanges, and insurance companies, including the Central Bank. These regulations apply to many Argentine companies, including us. These obligations consist mainly of: (i) maintaining internal policies and procedures for money laundering prevention and financing of terrorism, including “know your client” procedures, as appropriate; (ii) reporting suspicious activity; and (iii) acting according to the Anti‑Money Laundering Law with respect to the confidentiality of the information obtained from the clients. For that purpose, each entity involved must appoint an officer responsible for the monitoring and control under the Anti‑Money Laundering Law.

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

Pursuant to Decree 360/2016 dated February 16, 2016, the Argentine Government created the Argentine Coordination Program for Combating Money Laundering and Terrorist Financing within the purview of the Ministry of Justice and Human Rights. Its purpose is to rearrange, coordinate and strengthen the “Anti‑Money” laundering and anti‑terrorist financing system at the national level, in light of the actual risks that could impact Argentina territory and the global requirements to be met under the scope of the obligations and international recommendations of the United Nations and the Financial Action Task Force standards.

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

On May 17, 2023, Resolution No. 84/2023 was published in the Official Gazette, which updates the thresholds established for the different regulated sectors in order to improve the effectiveness of the ”Anti-Money” laundering and terrorist financing prevention system and update the regulations applicable to each sector. Therefore, an automatic updating mechanism of the thresholds was established, adopting as parameter the minimum salary set by the “Secretaría de Trabajo, Empleo y Seguridad Social, Consejo Nacional del Empleo, la Productividad y el Salario Mínimo, Vital y Móvil”, in force as of December 31 of the previous calendar year and as of June 30 of the current calendar year, as applicable.

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

On December 19, 2024, Resolution No. 192/2024 was published in the Official Gazette, amending the regime applicable to Politically Exposed Persons (PEPs). The resolution redefined the scope of individuals covered, clarified that the PEP status extends for two years after leaving office, and allowed sworn statements to be submitted either digitally or in person. It also established that obligated entities must retain supporting evidence and assess the risk in cases where a PEP reports the cessation of such status.

On December 19, 2024, Resolution No. 200/2024 was published in the Official Gazette, introducing new ”Anti-Money” laundering and counter-terrorism financing requirements applicable to issuers, operators and providers of payment and collection services, as well as non-financial credit providers. The resolution requires these entities to define their risk tolerance, apply enhanced measures for high-risk clients and simplified measures for low-risk scenarios, and strengthens the responsibilities of the Compliance Officer in overseeing risk assessment, monitoring transactions, and approving high-risk or PEP-related operations.

Finally, on June 5, 2025, Resolution No. 78/2025 was published in the Official Gazette, establishing an increase in the reporting threshold applicable to notaries and registries for cash real estate purchase and sale transactions to 750 minimum wages (Salario Mínimo Vital y Móvil in Spanish). In addition, it replaced the requirement of accounting certifications with the obligation for the parties involved to submit sworn statements regarding the origin and legitimacy of the funds, thereby simplifying formal obligations while maintaining controls related to the prevention of money laundering and terrorism financing.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service (“IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2025, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

Foreign beneficiaries

Pursuant to the Law No. 27,430, all income resulting from the purchase and sale, exchange or other disposition of shares and other securities earned by foreign beneficiaries will be exempt from the income tax, if (i) the shares or other securities are listed on stock exchanges or securities markets and/or have an authorization for public offering under the supervision of the CNV and (ii) the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating jurisdictions” (the “publicly traded exemption”). In case the disposition does not meet the requirement mentioned in (i) above and the foreign beneficiaries do not reside in and the funds do not arise from “non-cooperating jurisdictions”, the income obtained will be taxable at a 13.5% rate on the gross price or a 15% rate on the net capital gain (with the possibility of adjusting the value of acquisitions from January 1, 2018 and onwards for the purpose of determining the net capital gain, taking into account the variation of the Internal Wholesale Price Index).

In case the foreign beneficiaries reside in or the funds arise from “non-cooperating jurisdictions”, the tax rate applicable for the sale, exchange or other disposition of common shares and/or ADSs amounts to 35%. The non-cooperating jurisdictions list is prepared and published by the executive branch. The ARCA has prepared an indicative and non-exhaustive list of jurisdictions considered to be non-cooperating jurisdictions, which can be consulted on their web site at: https://www.afip.gob.ar/jurisdiccionesCooperantes/no-cooperantes/periodos.asp.

Law No. 27,430, effective as of January 1, 2018, specifies that in case of share certificates issued abroad that represent shares issued by Argentine companies (i.e., ADSs), the “source” is defined by the location of the original issuer of the shares. However, the tax will not be due if the publicly traded exemption, described above, applies in respect of the underlying shares.

Argentine entities

Capital gains obtained in tax years beginning from January 1, 2022 by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2025 to December 31, 2025):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	101,679,575.26	0.00	25	0.00
101,679,575.26	1,016,795,752.62	25,419,893.82	30	101,679,575.26
1,016,795,752.62	forward	299,954,747.02	35	1,016,795,752.62

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

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, United Arab Emirates, and Uruguay. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a United States resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

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

We are also required periodically to furnish certain information in Spanish with the CNV, the ByMA and A3 Mercados such as quarterly and annual reports and notices of material events (hechos relevantes). All such reports and notices are available at the website of the CNV (http://www.argentina. gob.ar/cnv), at ByMA through the website of the Bolsa de Comercio de Buenos Aires (http://www.bolsar.info) and the website of A3 Mercados (https://a3mercados.com.ar/). The documents filed with the CNV, the ByMA and A3 Mercados are not a part of this Annual Report and are not incorporated by reference herein.

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

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities

This item is not applicable

B. Warrants and Rights

On March 10, 2021, we issued an aggregate of 90,000,000 warrants to purchase 90,000,000 of our common shares and will expire on March 10, 2026. Each warrant will be exercisable only if the common share rights or ADS rights to which such warrant relates have been exercised, and such warrant will be exercisable after 90 days following its issuance during the nine-day period from and including the 17th through the 25th day of each February, May, September and November, on the day prior to their expiration and on their expiration date (to the extent such dates are business days in New York City and Buenos Aires, Argentina).

The exercise price and number of common shares issuable upon exercise of the warrants are subject to adjustment upon the occurrence of certain events, including for stock splits, stock dividends, reclassifications and combinations, among others.

Each warrant entitled its holder to purchase one common share and the exercise price of the warrants was USD 0.566. On November 16, 2022, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend distributed to the shareholders on November 11, 2022, being the Ratio of 1.0322 shares per option and a price of USD 0.548 per share. On May 11, 2023, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 8, 2023, being the Ratio of 1.1232 shares per option and a price of USD 0.5036 per share. On May 15, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of the cash dividend and shares distributed to the shareholders on May 14, 2024, being the current Ratio of 1.3146 shares per option and a price of USD 0.4303 per share. On November 8, 2024, we informed that the terms and conditions of the outstanding warrants for common shares of the Company, have been modified as a result of the payment of a cash dividend to the shareholders on November 7, 2024, being the current Ratio of 1.4075 shares per option and a price of USD 0.4019 per share.

On September 25, 2025, we informed that our Board of Directors resolved to call an Ordinary and Extraordinary General Shareholders’ Meeting to be held on October 30, 2025 and as an item on the agenda, it was decided to consider the subscription of an addendum to the warrant agreement dated February 24, 2021, as amended on September 17, 2021 to incorporate the option of the warrant holders to exercise the warrants on a cashless basis. For more information, see “Item 4. Information on the Company —A. History and Development of the Company— Recent Developments— Cresud’s Recent Developments —General Ordinary and Extraordinary Shareholders’ Meeting”.

The warrants are available for trading on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively.

As of the date of this Annual Report, there are 60,669,566 warrants outstanding.

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

The following charges shall be incurred by any party depositing or withdrawing shares or by any party surrendering receipts or to whom receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange regarding the receipts or deposited securities or a distribution of receipts), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of shares generally on the share register of the Company or foreign registrar and applicable to transfers of shares to the name of the Depositary or its nominee or the custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and fax transmission expenses as are expressly provided in the deposit agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency (5) a fee of USD 5.00 or less per 100 ADS (or portion thereof), (6) a fee of USD 0.02 or less per ADS (or portion) for any cash distribution made pursuant to the deposit agreement including, but not limited to, and (7) a fee for the distribution of securities, such fee being in an amount equal to the fee for the execution and delivery of ADS referred to above which would have been charged as a result of the deposit of such securities, but which securities are instead distributed by the Depositary to owners.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

This section is not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2025. Based upon this evaluation our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures as of June 30, 2025 were not effective due to the material weakness in internal control over financial reporting described below.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

i. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company

ii. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

iii. provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

As a result of this evaluation, our management concluded that we did not design and maintain effective controls over capital increases resulting from the exercise of the warrants issued by us since our internal controls over financial reporting did not account for the impact of inflation accounting over the exercise of the warrants. This control deficiency led to material errors in the inflation adjustment of the share premium from the exercise of the warrants which required the restatement of our consolidated financial statements as of June 30, 2024 and for the years ended June 30, 2024 and 2023. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

As a result of the material weakness in internal control over financial reporting described above, our management has concluded that we did not maintain effective internal control over financial reporting as of June 30, 2025.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has conducted additional analysis and concluded that, despite the material weakness described above, our Audited Consolidated Financial Statements included elsewhere in this Annual Report fairly present, in all material respects, our financial position, results of operations, and cash flows as of the dates and for the periods presented.

An independent registered public accounting firm, Price Waterhouse & Co. S.R.L., has audited the effectiveness of our internal control over financial reporting as of June 30, 2025, as stated in their report which is included in this Annual Report.

In response to the deficiency described above, our management, with the oversight of our Audit Committee, evaluated our policies and procedures related to capital increases derived from the exercise of the warrants, designed and intends to implement adequate internal controls to ensure that capital increases derived from the exercise of the warrants are properly reviewed, reconciled, and recorded in our financial statements. These enhanced controls include periodic reviews and reconciliations performed by the Company’s accounting and reporting area, together with formal supervisory approvals. The objective of these controls is to ensure that capital-related transactions derived from the exercise of the warrants are accurately recorded and reviewed in accordance with applicable accounting standards.

See “Item 3. Key Information-D. Risk Factors-Risks Relating to Our Business-We have identified a material weakness in our control over financial reporting, and our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our common shares and ADSs.”

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2025, has been audited by Price Waterhouse & Co S.R.L., Buenos Aires Argentina (PCAOB ID 1349)- member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

C. Principal Accountant Fees and Service

Audit Fees

For the fiscal years ended June 30, 2025 and 2024, we were billed a total amount of ARS 1,548.7 million and ARS 954.5 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal year ended June 30, 2025 and 2024 we were billed a total amount of ARS 176.7 million and ARS 0.0 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2025 and 2024, we were billed a total amount of ARS 53.2 million and ARS 5.9 million, respectively, for professional services rendered by our principal accountants for tax compliance and tax advisory services.

All Other Fees

For the fiscal year ended June 30, 2025 and June 30, 2024 no fees related to other than Audit Fees, Audit-Related Fees and Tax Fees services were billed by our principal accountants.

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

Period	Total Number of Common Shares Purchased (1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
07/25/2022 – 07/31/2022	1,110,286	170.37	—	—	1,110,286	810.8
08/01/2022 – 08/23/2022	4,566,317	175.38	—	—	4,566,317	10.0
Total	5,676,603		—		5,676,603

___________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

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

On October 28, 2024, our Board of Directors decided to establish the terms and conditions for the acquisition of the common shares issued by the Company (the “2024 Plan”), under the terms of Section 64 of the CML and the rules of the CNV, for a maximum amount of the investment up to ARS 6,500 million. Such repurchases were made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves.

As of December 20, 2024, we finalized the 2024 Plan having repurchased a total of 4,522,623 common shares for the 2024 Plan, representing approximately 99.98% of the approved program and 0.7% of the share capital.

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan (2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
11/12/2024 – 11/30/2024	304,197	1,156.67	—	—	304,197	351.9
12/01/2024 – 12/31/2022	4,218,426	1,457.07	—	—	4,218,426	6,498.4
Total	4,522,623	1,436.87	—	—	4,522,623

____________________

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

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

As of June 30, 2025, we own our shares in an amount equal to 1.0% of our capital stock, and as of October 22, 2025 we own our shares in an amount equal to 0.8% of our capital stock.

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

Rule 5250(d)—Distribution of Annual and Interim Reports.

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

Rule 5605(b)(1)—Majority of Independent Directors.

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

Rule 5605(b)(2)—Executive Sessions of the Board of Directors.

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

Rule 5605(d)(B)—Compensation of Officers.

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

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices

Rule 5605(e)—Nomination of Directors.

In lieu of the requirements of Rule 5605(e), we follow Argentine law which requires that directors be nominated directly by the shareholders at the shareholders’ meeting and that they be selected and recommended by the shareholders themselves. Under Argentine law, it is the responsibility of the ordinary shareholders’ meeting to appoint and remove directors and to set their compensation.

Rule 5605(c)(1)—Audit Committee Charter.

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

Rule 5605(c)(2)—Audit Committee Composition.

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

Rule 5620(c)—Quorum.

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

Cybersecurity

In response to the evolving cyber threats, we have undertaken several projects to improve our security systems. During 2024 and 2025, we carried out actions that allowed us to enhance the maturity level of our control systems based on internationally recognized cybersecurity best practices. Additionally, we identified residual risks and deepened cybersecurity awareness among our employees. We updated our users’ equipment fleet and centralized our patch management through world-class solutions that allow us to keep devices on their latest versions, covering the vulnerabilities published by manufacturers. These actions have enabled better incident management, increased protection against threats, and built an adequate cybersecurity environment for the organization.

In response to the evolution of cyber threats, we have external advisors with over 25 years of experience in the cybersecurity field who provide us with vulnerability assessment services, customized training, and protection recommendations against cyber threats. Additionally, we work with business partners who provide us with advanced tools for early threat detection, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have the levels of protection and contingency recovery that allow us to be prepared for the constant evolution of cyberattacks. During 2024 and 2025, we have carried out the following actions: (i) we conducted a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we deepened cybersecurity training for our employees with the aim of updating knowledge about threats, adding artificial intelligence as a new risk factor, and distributing tips and best practices to reduce the probability of incidents, minimize potential impact, and strengthen organizational resilience against increasingly sophisticated attacks; (iii) we updated technological equipment that allowed us to keep our hardware fleet on the manufacturers’ latest versions, minimizing the threats published by them. These actions deepen our commitment to cybersecurity management, increase protection against threats, and build an adequate environment for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection and blocking tools that allow us to prevent the most frequent cyberattacks, which are related to ransomware (hacking of virtual files), malware, spam, phishing, and executive impersonation (BEC—Business Email Compromise), among others.

Our Information Security Manager provides quarterly reports on cybersecurity to our Audit Committee, which assumes responsibility for the strategy and oversight of cybersecurity issues. This allows involving senior management, providing knowledge of the status of each action taken, and adjusting the strategy based on the needs and direction of the business.

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

In 2024 and 2025, we have not recorded any significant Information Security events that have materially affected or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition. We are aware of the constant cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect against cybersecurity risks. For more information about these risks, see “Item 3. Key Information — D. Risk Factors—Risks Relating to Our Business—Cybersecurity events could negatively affect our reputation, our financial condition and our results of operations.”

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-99

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

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Asset Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.

Exhibit No.	Description of Exhibit
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.
4.16(18)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17(19)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18(20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
4.19(21)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
4.20	English translation of the Seventeenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated September 30, 2025.
8.1	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
97(21)	Incentive Compensation Clawback Policy.
99.1	Summary of investment properties by type as of June 30, 2025 (in accordance with Regulation S-X 12-28 (1)).

(1)	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)	Incorporated herein by reference to the registrant’s report on Form 6-K (File No. 333-06548) filed with the SEC on August 1, 2005.
(4)	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(5)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(6)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(7)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(8)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(9)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(10)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.
(13)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.
(14)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(15)	Incorporated by reference to the registrant’s registration statement on Form 8-A filed on June 22, 2021.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2021.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 28, 2022.
(20)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 20, 2023.
(21)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 22, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: October 24, 2025	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2025, including the related notes and the summary of investment properties by type as of June 30, 2025 listed in the index appearing under Item 19 (Exhibit No 99.1)  (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the accounting of the inflation adjustment of the share premium corresponding to the exercise of warrants.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Report on Internal Control over Financial Reporting appearing in Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Restatement of Previously Issued Financial Statements

As discussed in Note 1 to the consolidated financial statements, the Company has restated its 2024 and 2023 financial statements to correct an error.

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

Critical Audit Matters

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, the Company used a discounted cash flow model to value its Level 3 investment properties, which account for approximately 59% of the Company’s AR$ 2,404,115 million in investment properties at June 30, 2025. These properties are valued using assumptions that management believes a hypothetical market participant would use to determine a current transaction price. The significant assumptions used by management to value these investment properties included determining Weighted Average Cost of Capital “(WACC)” discount rates and macroeconomic variables such as inflation, exchange rates and gross domestic product. These valuation techniques require management to make estimates and judgments regarding the future behavior of multiple interrelated variables and changes in these assumptions could have a significant impact on the determination of the fair value of these properties.

The principal consideration for our determination that performing procedures relating to the Level 3 investment properties valued using a discounted cash flows method is a critical audit matter is the significant judgment by management to determine the fair value of these properties due to the use of a valuation model that included significant assumptions related to the determination WACC discount rates and macroeconomic variables such as inflation, exchange rates and gross domestic product; this in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence obtained related to the valuation, and this audit effort involved the use of professionals with specialized skill and knowledge.

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

/s/ PRICE WATERHOUSE & Co. S.R.L.

                                                      (Partner)

/s/ Carlos Martin Barbafina

Buenos Aires, Argentina

October 23, 2025

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BrasilAgro	BrasilAgro-Companhia Brasileira de Propriedades Agrícolas
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
CNV	National Securities Commission
CODM	Chief Operating Decision Maker
Condor	Condor Hospitality Trust Inc.
CPCCN	Civil and Commercial Procedural Code of Argentina
CPI	Consumer Price Index
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN B.V.	Dolphin Netherlands B.V
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FACPCE	Argentine Federation of Accountant
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (Former TGLT S.A.)
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
Puerto Retiro	Puerto Retiro S.A.
Quality	Quality Invest S.A.
Tandanor	Tandanor S.A.C.I.y N.
TOFC	Federal Criminal Oral Court
U.P.	Port-Related Use
USA	United States of America

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Financial Position

as of June 30, 2025, June 30, 2024 and July 1, 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	07.01.2023 Restated (i)
ASSETS
Non-current assets
Investment properties	9	2,404,115	2,440,276	3,037,044
Property, plant and equipment	10	712,680	711,714	753,946
Trading properties	11	124,720	27,233	31,261
Intangible assets	12	28,500	101,056	51,628
Group of assets held for sale		-	3,619	-
Right-of-use assets	13	122,036	111,516	97,067
Biological assets	14	43,553	39,073	48,198
Investment in associates and joint ventures	8	187,539	191,845	205,540
Deferred income tax assets	23	12,881	13,598	7,399
Income tax credit		76	19	114
Restricted assets	16	-	3,792	6,227
Trade and other receivables	17	175,727	197,534	174,615
Investment in financial assets	16	27,831	14,368	10,695
Derivative financial instruments	16	2,469	1,709	2,029
Total non-current assets		3,842,127	3,857,352	4,425,763
Current assets
Trading properties	11	35,695	573	746
Biological assets	14	105,682	81,261	96,833
Inventories	15	177,409	162,118	146,156
Income tax credit		1,211	3,206	5,925
Trade and other receivables	17	442,848	364,811	403,101
Investment in financial assets	16	226,214	203,696	226,987
Derivative financial instruments	16	6,781	9,375	31,917
Cash and cash equivalents	16	250,855	159,825	201,685
Total current assets		1,246,695	984,865	1,113,350
TOTAL ASSETS		5,088,822	4,842,217	5,539,113
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		970,586	968,539	1,085,897
Non-controlling interest		1,243,206	1,209,702	1,415,920
TOTAL SHAREHOLDERS' EQUITY		2,213,792	2,178,241	2,501,817
LIABILITIES
Non-current liabilities
Trade and other payables	20	77,376	70,525	63,481
Borrowings	22	807,352	663,070	825,419
Deferred income tax liabilities	23	863,554	889,731	1,010,172
Provisions	21	32,431	30,089	33,492
Payroll and social security liabilities		124	1,866	1,755
Lease liabilities	13	88,447	85,383	92,384
Derivative financial instruments	16	3,967	4,312	240
Total non-current liabilities		1,873,251	1,744,976	2,026,943
Current liabilities
Trade and other payables	20	330,518	348,615	393,501
Borrowings	22	535,760	483,709	531,977
Provisions	21	5,244	6,404	4,485
Payroll and social security liabilities		38,068	28,145	35,186
Income tax liabilities		56,747	9,343	8,560
Lease liabilities	13	31,859	25,843	30,189
Derivative financial instruments	16	3,583	16,941	6,455
Total Current liabilities		1,001,779	919,000	1,010,353
TOTAL LIABILITIES		2,875,030	2,663,976	3,037,296
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		5,088,822	4,842,217	5,539,113

(i) See Note 1 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Revenues	25	914,157	959,359	986,274
Costs	26	(570,742)	(571,311)	(597,247)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		19,997	8,433	(6,705)
Changes in the net realizable value of agricultural products after harvest		4,642	10,002	(13,148)
Gross profit		368,054	406,483	369,174
Net gain / (loss) from fair value adjustment of investment properties	9	19,075	(486,121)	(267,681)
Gain from disposal of farmlands		41,992	73,352	77,831
General and administrative expenses	27	(111,002)	(118,299)	(143,896)
Selling expenses	27	(83,099)	(84,187)	(70,218)
Other operating results, net	28	(4,994)	29,800	(46,173)
Management fees		(9,081)	(12,945)	(24,823)
Profit / (loss) from operations		220,945	(191,917)	(105,786)
Share of profit of associates and joint ventures	8	26,890	45,943	8,183
Profit / (loss) before financial results and income tax		247,835	(145,974)	(97,603)
Finance income	29	9,419	91,081	11,390
Finance cost	29	(81,292)	(102,464)	(122,822)
Other financial results	29	108,014	259,462	179,237
Inflation adjustment	29	11,435	(39,527)	59,590
Financial results, net	29	47,576	208,552	127,395
Profit before income tax		295,411	62,578	29,792
Income tax	23	(71,045)	86,261	376,685
Profit for the year		224,366	148,839	406,477

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (ii)		(46,827)	(112,640)	44,190
Revaluation surplus		332	5,334	2,656
Total other comprehensive (loss) / income for the year		(46,495)	(107,306)	46,846
Total comprehensive income for the year		177,871	41,533	453,323
Profit for the year attributable to:
Equity holders of the parent		96,148	127,197	228,761
Non-controlling interest		128,218	21,642	177,716
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		79,304	90,550	247,940
Non-controlling interest		98,567	(49,017)	205,383
Profit for the year per share attributable to equity holders of the parent (iii):
Basic		160.81	214.71	380.00
Diluted		145.22	181.25	333.96

(i) See Note 1 to these Consolidated Financial Statements.

(ii) The components of other comprehensive income/ (loss) do not generate an impact on income tax.

(iii) See Note 30 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024 restated	594	2	284,258	25,759	352,475	(31,165)	38,280	215,000	83,336	968,539	1,209,702	2,178,241
Profit for the year	-	-	-	-	-	-	-	-	96,148	96,148	128,218	224,366
Other comprehensive loss for the year	-	-	-	-	-	-	-	(16,844)	-	(16,844)	(29,651)	(46,495)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(16,844)	96,148	79,304	98,567	177,871
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	4,935	39,287	(44,222)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(7,500)	-	(7,500)	(8,959)	(16,459)
Reserve for share - based payments	-	-	-	-	-	(152)	-	156	-	4	195	199
Dividends distribution	-	-	-	-	-	-	-	-	(54,485)	(54,485)	(79,979)	(134,464)
Exercise of warrants (ii)	18	-	1	(3,808)	12,196	-	-	-	-	8,407	3,387	11,794
Changes in non-controlling interest	-	-	-	-	-	-	-	(32,565)	-	(32,565)	20,058	(12,507)
Other changes in shareholders' equity	-	-	-	-	-	-	-	8,882	-	8,882	-	8,882
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	235	235
Balance as of June 30, 2025	607	7	284,259	21,951	364,671	(31,317)	43,215	206,416	80,777	970,586	1,243,206	2,213,792

(i)     Includes ARS 1 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.

(ii)    As of June 30, 2025, the remaining warrants to exercise amount to 73,294,802. See Notes 19 and 36 to these Consolidated Financial Statements.

(iii)    Group’s other reserves for the year ended June 30, 2025 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024 restated	(3,867)	(10,236)	38,474	2,735	183,544	4,350	215,000
Other comprehensive (loss) / income for the period	-	(17,237)	-	-	-	393	(16,844)
Total comprehensive (loss) / income for the period	-	(17,237)	-	-	-	393	(16,844)
Assignment of results - Shareholders’ meeting	-	-	(38,474)	-	77,761	-	39,287
Repurchase of treasury shares	(7,500)	-	-	-	-	-	(7,500)
Reserve for share-based payments	154	-	-	-	-	2	156
Changes in non-controlling interest	-	-	-	-	-	(32,565)	(32,565)
Other changes in shareholders' equity	-	753	-	-	-	8,129	8,882
Balance as of June 30, 2025	(11,213)	(26,720)	-	2,735	261,305	(19,691)	206,416

(i)      Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023 restated	586	7	284,207	26,447	349,743	(19,848)	27,186	233,313	184,256	1,085,897	1,415,920	2,501,817
Profit for the year restated	-	-	-	-	-	-	-	-	127,197	127,197	21,642	148,839
Other comprehensive loss for the year	-	-	-	-	-	-	-	(36,647)	-	(36,647)	(70,659)	(107,306)
Total comprehensive (loss) / income for the year restated	-	-	-	-	-	-	-	(36,647)	127,197	90,550	(49,017)	41,533
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	11,094	82,214	(93,308)	-	-	-
Issuance of shares	6	(6)	-	-	-	(10,538)	-	10,538	-	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(1,784)	-	(1,784)	(16,608)	(18,392)
Reserve for share-based payments	-	-	-	-	-	(779)	-	296	-	(483)	(754)	(1,237)
Exercise of warrants	3	-	51	(688)	2,732	-	-	-	-	2,098	1,015	3,113
Changes in non-controlling interest	-	-	-	-	-	-	-	(36,270)	-	(36,270)	56,508	20,238
Dividends distribution	-	-	-	-	-	-	-	(43,740)	(128,572)	(172,312)	(202,724)	(375,036)
Other changes in shareholders' equity	-	-	-	-	-	-	-	7,080	(6,237)	843	620	1,463
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	134	134
Integration of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	4,608	4,608
Balance as of June 30, 2024 restated	594	2	284,258	25,759	352,475	(31,165)	38,280	215,000	83,336	968,539	1,209,702	2,178,241

(i) Includes ARS 28 of inflation adjustment of Treasury shares. See Note 19 to these Consolidated Financial Statements.

(ii) Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(13,409)	30,817	-	2,735	177,307	35,863	233,313
Other comprehensive (loss) / income for the period	-	(41,094)	-	-	-	4,447	(36,647)
Total comprehensive (loss) / income for the period	-	(41,094)	-	-	-	4,447	(36,647)
Assignment of results - Shareholders’ meeting	-	-	82,214	-	-	-	82,214
Issuance of shares	10,538	-	-	-	-	-	10,538
Repurchase of treasury shares	(1,784)	-	-	-	-	-	(1,784)
Reserve for share-based payments	788	-	-	-	-	(492)	296
Changes in non-controlling interest	-	-	-	-	-	(36,270)	(36,270)
Dividends distribution	-	-	(43,740)	-	-	-	(43,740)
Other changes in shareholders' equity	-	41	-	-	6,237	802	7,080
Balance as of June 30, 2024	(3,867)	(10,236)	38,474	2,735	183,544	4,350	215,000

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2022	590	2	284,184	26,824	348,621	2,539	12,826	7,169	236,302	919,057	1,390,106	2,309,163
Adjustment to prior year results (ii)	-	-	-	-	(167)	-	-	-	151	(16)	-	(16)
Balance as of June 30, 2022 restated	590	2	284,184	26,824	348,454	2,539	12,826	7,169	236,453	919,041	1,390,106	2,309,147
Profit for the year restated	-	-	-	-	-	-	-	-	228,761	228,761	177,716	406,477
Other comprehensive income for the year	-	-	-	-	-	-	-	19,179	-	19,179	27,667	46,846
Total comprehensive income for the year restated	-	-	-	-	-	-	-	19,179	228,761	247,940	205,383	453,323
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	14,360	238,218	(252,578)	-	-	-
Issuance of shares	13	(13)	-	-	-	(22,411)	-	22,411	-	-	-	-
Repurchase of treasury shares	(18)	18	-	-	-	-	-	(31,747)	-	(31,747)	(3,892)	(35,639)
Reserve for share-based payments	-	-	-	-	-	24	-	408	-	432	937	1,369
Exercise of warrants	1	-	23	(377)	1,289	-	-	-	-	936	64	1,000
Changes in non-controlling interest	-	-	-	-	-	-	-	37,988	-	37,988	(41,360)	(3,372)
Dividend distribution	-	-	-	-	-	-	-	(60,911)	(28,380)	(89,291)	(135,826)	(225,117)
Other changes in shareholders' equity	-	-	-	-	-	-	-	598	-	598	350	948
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	10	10
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	148	148
Balance as of June 30, 2023 restated	586	7	284,207	26,447	349,743	(19,848)	27,186	233,313	184,256	1,085,897	1,415,920	2,501,817

(i)     Includes ARS 11 of inflation adjustment of Treasury shares.

(ii)    See Note 1 to these Consolidated Financial Statements.

(iii)    Group’s other reserves for the year ended June 30, 2023 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2022	(4,073)	13,674	2,735	-	(5,167)	7,169
Other comprehensive income for the year	-	16,339	-	-	2,840	19,179
Total omprehensive income for the year	-	16,339	-	-	2,840	19,179
Assignment of results - Shareholders’ meeting	-	-	-	238,218	-	238,218
Issuance of shares	22,411	-	-	-	-	22,411
Repurchase of treasury shares	(31,747)	-	-	-	-	(31,747)
Reserve for share-based payments	-	-	-	-	408	408
Changes in non-controlling interest	-	-	-	-	37,988	37,988
Dividends distribution	-	-	-	(60,911)	-	(60,911)
Other changes in equity	-	804	-	-	(206)	598
Balance as of June 30, 2023	(13,409)	30,817	2,735	177,307	35,863	233,313

(i) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2025, 2024 and 2023

(All amounts in millions of Argentine Pesos, except otherwise indicated)

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Operating activities:
Net cash generated from operating activities before income tax paid	16	159,712	127,253	217,984
Income tax paid		(8,393)	(11,807)	(29,956)
Net cash generated from operating activities		151,319	115,446	188,028
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		6,503	33,155	-
Capital contributions to associates and joint ventures		(35)	-	(123)
Contributions in associates and joint ventures pending of subscription		-	-	(234)
Acquisition and improvement of investment properties		(39,301)	(17,934)	(30,582)
Proceeds from sales of investment properties		7,759	49,925	117,293
Acquisitions and improvements of property, plant and equipment		(45,730)	(109,280)	(94,268)
Acquisition of intangible assets		(2,753)	(3,003)	(1,911)
Proceeds from sales of property, plant and equipment		27,938	108,837	92,424
Dividends collected from associates and joint ventures		3,847	17,301	3,346
Proceeds from loans granted		1,169	2,317	2,818
Acquisitions of investments in financial assets		(757,846)	(771,929)	(287,105)
Proceeds from disposal of investments in financial assets		690,063	789,139	270,716
Interest received from financial assets		28,139	27,191	620
Payments of derivative financial instruments, net		(318)	3,345	4,268
Net cash (used in) / generated from investing activities		(80,565)	129,064	77,262
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		697,993	423,653	543,599
Payment of borrowings and non-convertible notes		(338,742)	(401,204)	(570,899)
(Payment) / obtaining of short term loans, net		(11,201)	45,380	21,667
Interest paid		(89,339)	(176,005)	(177,504)
Capital contributions from non-controlling interest in subsidiaries		235	134	10
Lease liabilities paid		(4,955)	(3,816)	(1,938)
Repurchase of treasury shares		(16,459)	(18,392)	(35,639)
Dividends paid		(87,431)	(172,303)	(227,189)
Exercise of warrants		11,794	3,113	1,000
Repurchase of non-convertible notes		(75,711)	(11,080)	(24,832)
Net cash generated from / (used in) financing activities		86,184	(310,520)	(471,725)
Net increase / (decrease) in cash and cash equivalents		156,938	(66,010)	(206,435)
Cash and cash equivalents at the beginning of the year	16	159,825	201,685	389,842
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		28,458	51,164	37,098
Inflation adjustment		(94,366)	(27,014)	(18,820)
Cash and cash equivalents at the end of the year	16	250,855	159,825	201,685

(i) See Note 1 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Vice President II

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

The Board of Directors has approved these Financial Statements for issuance on October 23, 2025.

As of June 30, 2025, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

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

Urban Properties and Investments Business

The activities of the urban properties and investments business are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 16 shopping malls in Argentina, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it has entered the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these Consolidated Financial Statements to denote investment activities, development and/or sale of properties.

The activities of the “Others” segment of the Group are carried out mainly through BHSA, in which IRSA holds, directly and indirectly, a 29.12% stake (See note 8). BHSA is a commercial bank that offers a wide range of banking activities and related financial services to individuals, small, medium and large companies, including the granting of mortgage loans. BHSA's shares are listed on BYMA (Merval: BHIP).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operated - Argentina

The Group carried out its activities mainly in Argentina, in an economic environment characterized by significant fluctuations in key macroeconomic variables. The most relevant aspects are summarized below:

•

Economic Activity: In the second half of 2024, the Argentine economy showed a recovery after the contraction of the first half, with a year-on-year growth of 6.6% in the Monthly Economic Activity Estimator (EMAE). In the first half of 2025, the performance was mixed, with some sectors continuing to expand while others slowed down or halted their growth pace.

•

Inflation: Between July 1, 2024, and June 30, 2025, accumulated inflation, measured by the Consumer Price Index (CPI), reached 39.4%. In the last months of the first half of 2025, the inflation rate showed a downward trend in a context of exchange rate regime flexibility. According to the Market Expectations Survey (REM), annual inflation projected for December 2025 is estimated at 27.3%.

•

Exchange Rate: Over the same period, and following the signing of a new agreement with the International Monetary Fund (IMF) in April 2025, the previous scheme of gradual monthly exchange rate adjustments (crawling peg) of 1% was replaced by a managed float within bands. The Argentine peso depreciated against the US dollar, moving from an exchange rate of ARS 912 per dollar at the beginning of the fiscal year to ARS 1,205 per dollar at year-end.

•

Fiscal Surplus: In the first half of 2025, the national public sector recorded a fiscal surplus equivalent to 0.4% of GDP, associated with the adjustment measures implemented during 2024 to balance public accounts, reduce monetary financing needs, and contain inflation.

Between the second half of 2024 and the first half of 2025, the Government maintained fiscal surplus as the cornerstone of its economic policy, complemented by deregulation measures, structural reforms, and changes in the tax and trade system. The main measures included:

•

In the second half of 2024, Congress enacted the “Law of Bases and Starting Points for the Freedom of Argentinians,” which granted legislative powers to the Executive Branch in key areas until the end of 2025 and introduced an incentive regime for large investments (RIGI).

•

In tax and agribusiness matters, export duties were eliminated for dairy, pork, and certain beef cuts, while rates were reduced for cattle, poultry, wheat, and barley. In parallel, inflation showed a downward trend, and a fiscal surplus was achieved during the year.

•

In the first half of 2025, an agreement was signed with the International Monetary Fund for USD 20 billion, which allowed the flexibilization of the exchange rate regime and the adoption of a band system between ARS 1,000 and ARS 1,400 per dollar for the official exchange rate.

•

In the agricultural sector, a temporary reduction of export duties on grains was implemented to encourage exports, and live cattle exports were reauthorized. Additionally, beef export duties were reduced from 9% to 6.75%. In July 2025, this reduction became permanent and was extended to meat, grains, and oilseeds, with the commitment to maintain it during the current administration.

The Company’s Board of Directors continuously monitors the evolution of variables affecting its business in order to define its course of action and identify potential impacts on its financial position and results. The Group’s financial statements should be read in light of these circumstances.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Economic context in which the Group operated - Brazil

New Tariffs Imposed by the United States of America – Impact Analysis

The recent tariff measures adopted by the United States on agricultural products have created an environment of uncertainty in the international market. The implementation and subsequent partial revocation of such tariffs over brief periods have generated instability, hindering the establishment of reliable parameters for projections and significantly increasing volatility in commodity and foreign exchange markets.

The main points of attention are as follows:

•	Uncertainty in measures and increased volatility: it is still premature to conclude on the definitive impacts, given that the tariffs have been implemented intermittently.

•

Potential competitiveness gains for Brazil: should U.S. tariffs remain in place on agricultural exports to certain markets, Brazilian agricultural products could indirectly benefit, strengthening their international competitiveness.

•

Effects on commodity prices: the imposition of tariffs tends to exert downward pressure on international agricultural commodity prices. Conversely, this may lead to improved export premiums for products such as soybeans, corn, and cotton, benefiting producers and exporters.

•

Exchange rate volatility and economic effects: heightened international instability has increased foreign exchange volatility. These fluctuations directly affect production costs – due to the import of inputs – and revenues tied to exports, requiring the Company to adopt more rigorous financial and hedging strategies to mitigate risks and protect margins.

BrasilAgro continues to permanently monitor U.S. trade policies and their effects on global markets. The focus remains on strategic risk management and the identification of opportunities to expand product competitiveness, ensuring operational sustainability and stable results even in adverse scenarios.

Risks Associated with Climate Change

In the State of Bahia, the occurrence of water deficits between February and March significantly affected the development of cotton, bean, and soybean crops, compromising agricultural productivity in the region.

In Mato Grosso, excessive rainfall during the harvest period negatively impacted soybean quality, increasing the proportion of damaged grains. In addition, delays in the onset of rains affected the planting calendar in certain areas, making crop establishment more difficult.

With respect to sugarcane cultivation, adverse effects continue as a result of the fires recorded in 2024 and the drought that occurred at the beginning of 2025, both of which compromised sugarcane yields. Despite the rains recorded at the end of 2024, the main productivity indicators, such as TCH (tons of cane per hectare) and ATR (total recoverable sugars), remained below initial projections.

Retroactive Restatement of Previously Issued Financial Statements – Correction in the Inflation Adjustment of the Share Premium Related to the Exercise of Warrants

While preparing the financial statements for the year ended June 30, 2025, the Company’s management identified an error in the computation of the inflation adjustment of the share premium arising from the exercise of warrants during the fiscal years ended June 30, 2024, 2023, and 2022.

This error resulted in a duplication of the recognition of the inflation adjustment of the share premium related to the exercise of warrants, which led to an incorrect inflation adjustment loss reported in the income statement for those years. This error also impacts other items such as management fees, which should have resulted in a higher income tax carryforward. However, since tax loss carryforwards are provided for, this correction did not affect the income tax charge for the years presented.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

As a result of the foregoing, the Company retroactively restated the affected items of its previously issued financial statements, correcting the identified error in accordance with IAS 8. The impacts were determined for each of the relevant fiscal years and are detailed below:

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	06.30.2024 Restated
Current liabilities
Trade and other payables	248,494	97,957	346,451	2,164	348,615
Total Current liabilities	657,605	259,231	916,836	2,164	919,000
TOTAL LIABILITIES	1,909,201	752,611	2,661,812	2,164	2,663,976

SHAREHOLDERS’ EQUITY
Shareholders' equity	696,243	274,460	970,703	(2,164)	968,539
TOTAL SHAREHOLDERS' EQUITY	1,563,910	616,495	2,180,405	(2,164)	2,178,241

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	06.30.2024 Restated
Management fees	(7,866)	(3,101)	(10,967)	(1,978)	(12,945)
Loss from operations	(136,236)	(53,703)	(189,939)	(1,978)	(191,917)
Inflation adjustment	(42,545)	(16,771)	(59,316)	19,789	(39,527)
Financial results, net	135,391	53,372	188,763	19,789	208,552
Profit for the year	93,980	37,048	131,028	17,811	148,839

Profit for the year per share attributable to equity holders of the parent:
Basic	132.44	52.20	184.64	30.07	214.71
Diluted	111.80	44.07	155.87	25.38	181.25

	06.30.2024 As previously reported	RECPAM (Inflationary effect)	06.30.2024	Error correction	06.30.2024 Restated
Net cash generated from operating activities before income tax paid	77,079	30,385	107,464	19,789	127,253
Net cash generated from operating activities	68,610	27,047	95,657	19,789	115,446
Exercise of warrants	16,428	6,474	22,902	(19,789)	3,113
Net cash used in financing activities	(208,529)	(82,202)	(290,731)	(19,789)	(310,520)

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Current liabilities
Trade and other payables	282,108	111,208	393,316	185	393,501
Total Current liabilities	724,553	285,615	1,010,168	185	1,010,353
TOTAL LIABILITIES	2,178,387	858,724	3,037,111	185	3,037,296

SHAREHOLDERS’ EQUITY
Shareholders' equity	778,999	307,083	1,086,082	(185)	1,085,897
TOTAL SHAREHOLDERS' EQUITY	1,794,577	707,425	2,502,002	(185)	2,501,817

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Management fees	(17,683)	(6,971)	(24,654)	(169)	(24,823)
Loss from operations	(75,750)	(29,867)	(105,617)	(169)	(105,786)
Inflation adjustment	41,526	16,376	57,902	1,688	59,590
Financial results, net	90,159	35,548	125,707	1,688	127,395
Profit for the year	290,458	114,500	404,958	1,519	406,477

Profit for the year per share attributable to equity holders of the parent:
Basic	270.75	106.72	377.47	2.53	380.00
Diluted	237.94	93.79	331.73	2.23	333.96

	06.30.2023 As previously reported	RECPAM (Inflationary effect)	06.30.2023	Error correction	06.30.2023 Restated
Net cash generated from operating activities before income tax paid	155,140	61,156	216,296	1,688	217,984
Net cash generated from operating activities	133,654	52,686	186,340	1,688	188,028
Exercise of warrants	1,928	760	2,688	(1,688)	1,000
Net cash used in financing activities	(337,137)	(132,900)	(470,037)	(1,688)	(471,725)

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

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The financial statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2025.

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

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply.  Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the CNV ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the measuring unit current at the end of the reporting period set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018. Thus, these Consolidated Financial Statements have been reported in terms of the measuring unit current as of June 30, 2025 according to IAS 29.

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

-	Non-monetary assets, and liabilities recorded at cost as of the balance sheet date and equity component are restated by applying the relevant adjustment coefficients.
-	All items in the Consolidated Statement of Income and Other Comprehensive Income are restated applying the relevant conversion factors.
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

In relation to the inflation index to be used in accordance with the FACPCE Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering for the months of November and December 2015 the average variation of Consumer Price Index (CPI) of the Autonomous City of Buenos Aires, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) will be considered. The table below shows the evolution of these indexes in the last two fiscal years and as of June 30, 2025 according to official statistics (INDEC) following the guidelines described in Resolution 539/18:

Price variation	June 30, 2023	June 30, 2024	June 30, 2025	Cumulative as of June 30, 2025 (3 years)
Annual	116%	272%	39%	1,017%

As a consequence of the aforementioned, these financial statements as of June 30, 2025 were restated in accordance with IAS 29.

(b) Current and non-current classification

The statement of financial position presents a distinction between current and non-current assets and liabilities, based on the entity’s operating cycle and the rights existing as of the reporting date. Assets and liabilities are classified as current when they are expected to be realized, settled, or when the entity has the right to do so within twelve months after the reporting period end.

For liabilities, classification is determined by whether, at the reporting date, the entity has an unconditional right to defer settlement for at least twelve months. Classification is not affected by management’s expectations or events occurring after the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred income tax assets and liabilities are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS’, are millions of Argentine Pesos, references to ‘USD’ or ‘US Dollars’ are millions of US Dollars, references to “BRL” are millions of Brazilian reais, and references to "NIS" are millions of New Israeli Shekel.

(d) Fiscal year-end

The fiscal year begins on July 1st and ends on June 30 of each year.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(e) Accounting criteria

See Notes 2.2 through 2.27 with the accounting policies of each item.

(f) Reporting cash flows

The Group reports operating activities cash flows using the indirect method. Interest paid is presented within financing activities. Interest received on financing related to operating activities is presented within operating activities whereas the rest is presented within investing activities. The acquisitions and disposals of investment properties are disclosed within investing activities as this most appropriately reflects the Group’s business activities. Cash flows in respect to trading properties are disclosed within operating activities because these items are sold in the ordinary course of business.

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

2.2 New accounting standards and amendments

The standards and amendments that may potentially have an impact on the Group at the time of application are outlined below.

Standards and amendments adopted by the Group

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

06-30-2025
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

06-30-2025
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

06-30-2025

The adoption of these amendments has not had a material impact for the Group.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Standards and amendments not yet adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the IASB amended IAS 21 to add requirements to help entities to determine whether a currency is exchangeable into another currency, and the spot exchange rate to use when it is not. Prior to these amendments, IAS 21 set out the exchange rate to use when exchangeability is temporarily lacking, but not what to do when lack of exchangeability is not temporary.

Annual periods beginning on or after 1st January 2025. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On 30 May 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

(a) clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

(b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

(c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and

(d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments in (b) are most relevant to financial institutions, but the amendments in (a), (c) and (d) are relevant to all entities.

Annual periods beginning on or after 1st January 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
IFRS 18 Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss.

The key new concepts introduced in IFRS 18 relate to:

• the structure of the statement of profit or loss with defined subtotals;

• requirement to determine the most useful structure summary for presenting expenses in the statement of profit or loss

• required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

• enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
IFRS 19 Subsidiaries without Public Accountability: Disclosures

This new standard works alongside other IFRS Accounting Standards. An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements; and it applies instead the reduced disclosure requirements in IFRS 19. IFRS 19’s reduced disclosure requirements balance the information needs of the users of eligible subsidiaries’ financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries.

A subsidiary is eligible if:

• it does not have public accountability; and

• it has an ultimate or intermediate parent that produces Consolidated Financial Statements available for public use that comply with IFRS Accounting Standards.

Annual periods beginning on or after 1st January 2027. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.

Management is studying the impact that these new regulations and modifications will have on the Group.

At the date of issuance of these Consolidated Financial Statements, there are no other standards or amendments issued by the IASB that are not yet effective and are expected to have a significant effect on the Group.

2.3 Scope of consolidation

(a) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Group also analyzes whether there is control when it does not hold more than 50% of the voting rights of an entity but does have capacity to define its relevant activities because of de-facto control.

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

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2025	06.30.2024	06.30.2023
Cresud's direct equity interest in:
Brasilagro (1) (2)	Brazil	Agricultural	35.22%	35.22%	37.88%
Futuros y Opciones.Com S.A. (3)	Argentina	Brokerage	51.21%	51.21%	49.55%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA (4)	Argentina	Real estate	54.06%	55.40%	56.93%
JOFSHI S.A.U.	Argentina	Investment	100.00%	-	-
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cajueiro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Ceibo Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cremaq Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Flamboyant Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	100.00%	100.00%	100.00%
Mogno Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Palmeiras S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Morotí S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agrifirma Agro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Acres del Sud S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yuchán Agropecuaria S.A. (2)	Bolivia	Agricultural	100.00%	100.00%	100.00%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Agricultural	98.25%	98.57%	98.57%
FyO Acopio S.A. (5)	Argentina	Grain warehousing and brokerage	98.25%	98.57%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	50.10%	50.10%

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
(3)

As of June 30, 2025, 2024 and 2023, the Group owns 51.75%, 51.75% and 50.10% of the common shares of Futuros y Opciones S.A (FyO), respectively. The preferred options held by FyO management have only economic rights, the voting rights are held by common shareholders.

(4)	Includes indirect participation of Cresud through Helmir as of June 30, 2024 and 2023, respectively. As of June 30, 2025 Helmir does not own any stake in IRSA.
(5)	Includes direct participation of Cresud.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

			% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2025	06.30.2024	06.30.2023
IRSA's direct equity interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Palermo Invest S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Ritelco S.A.U.	Uruguay	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
U.T. IRSA y Galerias Pacifico (1) (2)	Argentina	Investment	-	-	50.00%
Arcos del Gourmet S.A.	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa S.A.U.	Argentina	Real estate	100.00%	100.00%	100.00%
Panamerican Mall S.A.	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata S.A. (4)	Argentina	Real estate	-	100.00%	100.00%
We are appa S.A.	Argentina	Design and software development	93.63%	98.67%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Fiduciary	100.00%	100.00%	-
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	-
Tyrus S.A.'s direct equity interest in:
DFL y DN B.V.	Bermudas/ Netherlands	Investment	99.65%	99.63%	99.59%
Sheha Holding LLC	United States	Investment	100.00%	100.00%	-
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (3)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Investment Group V LP (REIG V)	Bermudas	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
DFL's direct equity interest in:
IDB Development Corporation Ltd.	Israel	Investment	100.00%	100.00%	100.00%
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)

The Group has consolidated the investment in Llao Llao Resorts S.A. and UT IRSA and Galerías Pacífico considering its equity interest and a shareholders agreement that confers its majority of votes in decision-making process.

(2)	Liquidated in September 2023.
(3)	Includes Tyrus’ and IRSA’s equity interests.
(4)	Merged into IRSA as of July 1, 2024.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Joint arrangements are arrangements of which the Group and another party or parties have joint control entablished by a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

Profits and losses resulting from transactions between the Group and the associate are recognized in the Group's financial statements only to the extent of the interests in the associates of the unrelated investor. Unrealized losses are eliminated unless the transaction reflects signs of impairment of the value of the asset transferred. The accounting policies of associates are modified to ensure uniformity within Group policies.

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

2.5 Foreign currency translation

(a) Functional and presentation currency

Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (´the functional currency’). The Consolidated Financial Statements are presented in Argentine Pesos, which is the Group’s presentation currency.

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

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that is legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have a commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

Borrowing costs associated with properties under development or undergoing major refurbishment are capitalized. The finance cost capitalized is calculated using the Group’s weighted average cost of borrowings after adjusting for borrowings associated with specific developments. Where borrowings are associated with specific developments, the amount capitalized is the gross interest incurred on those borrowings less any investment income arising on their temporary investment. Finance cost is capitalized from the commencement of the development work until the date of practical completion. The capitalization of finance costs is suspended if there are prolonged periods when development activity is interrupted. Finance cost is also capitalized on the purchase cost of land or property acquired specifically for redevelopment but only when activities necessary to prepare the asset for redevelopment are in progress.

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

Asset transfers, including assets classified as investments properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes or the Group’s intention for its commercialization is modified, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties or to investment property, depending on the purpose the Group decides to assign to it; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

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

Investment properties are derecognized when they are disposed of, bartered or when they are permanently withdrawn from use and no future economic benefits are expected to arise from their disposals. The disposal or barter of properties is recognized when the significant risks and rewards have been transferred to the buyer. As for unconditional agreements, proceeds are accounted for when title to property passes to the buyer and the buyer intends to make the respective payment. In the context of conditional agreements, disposals are recognized only after the conditions to which the agreements are subject have been satisfied. Where consideration receivable for the sale of the properties is deferred, it is discounted to present value.

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

2.7 Property, plant and equipment

This category primarily comprises buildings or portions of a building used for administrative purposes, machines, computers, and other equipment, motor vehicles, furniture, fixtures and fittings, as well as improvements to real estate, among others.

The Group also has some hotel properties. Based on the respective contractual arrangements with hotel managers and/or given their directly operated nature, the Group considers it retains significant exposure to the variations in the cash flows of the hotel operations, and accordingly, hotels are treated as owner-occupied properties and classified under "Property, plant and equipment".

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Such costs may include the cost of improvements and replacement of parts as they meet the conditions to be capitalized. The carrying amount of those parts that are replaced is derecognized. Repairs and maintenance are recognized as incurred in the Consolidated Statement of Income and Other Comprehensive Income. Depreciation, based on a component approach, is calculated using the straight-line method to allocate the cost over the assets’ estimated useful lives.

The remaining useful life as of June 30, 2025 is as follows:

Buildings and facilities	Between 5 and 50 years
Machinery and equipment	Between 3 and 30 years
Others	Between 3 and 10 years

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

The Group acquires certain specific assets (especially machinery, computer equipment and real estate operating concessions) under leases pursuant to IFRS 16. Assets so acquired are recorded as an asset at the present value of the minimum future lease payments (the rate used by the Group is between 8.00% and 12.82%). Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. The finance charges are charged over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

No material impairment was recorded as a result of the analysis performed.

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

(c) Right to receive future units under barter agreements

The Group also enters into barter transactions where it normally exchanges undeveloped parcels of land or other assets with third-party developers for future property to be constructed on the bartered land. The Group generally receives monetary assets as part of the transactions and/or a right to receive future units to be constructed by developers. Upon receipt, such units will be classified according to the intended use of the asset. When the Group’s intention is to sell the rights without waiting for the delivery of the units, these rights are recognized as trading properties.

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

2.10 Trading properties

Trading properties comprise those properties either intended for sale or in the process of construction for subsequent sale. Trading properties are measured at cost, limited to their recoverable amount. Cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the trading properties to their present location and condition.

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

Debt investments

A debt investment is classified at amortized cost only if both of the following criteria are met: (i) the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and (ii) the contractual terms give rise on specified dates to cash flows solely from payments of principal and interest due on the principal outstanding. The nature of any derivatives embedded in the debt investment are considered in determining whether the cash derives solely from payment of principal and interest due on the principal outstanding and are not accounted for separately.

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

2.14 Derivative financial instruments and options

Derivative financial instruments are measured at fair value.

The Group manages exposures to various risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes. To date, the Group has used future contracts, put and call options, and foreign currency forward contracts, as appropriate.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Trading derivatives are classified as current assets or liabilities in the Consolidated Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating income, net” in the Consolidated Statement of Income and Other Comprehensive Income. Gains and losses on all other derivatives are classified within the line item “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

The fair values of financial instruments that are traded in active markets are measured by reference to quoted market prices. The fair value of financial instruments that are not quoted in an active market is determined by using valuation techniques. The Group selects from a variety of valuation methods and uses assumptions that are mainly based on existing market conditions at each year-end.

2.15 Groups of assets and liabilities held for sale

Groups of assets and liabilities are classified as held for sale when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. Groups of assets and liabilities held for sale are valued at the lower of their net book value and fair value less selling costs.

2.16 Trade and other receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

An allowance for doubtful accounts is recorded based on the expected loss of the receivables portfolio.

For significant non-homogeneous receivables, the Group generally measures impairment based on an individual analysis. When they are evaluated individually, the Group recognizes the allowance for impairment as the difference between the book value of the receivable and the present value of future cash flows, taking into account the existing guarantees, if applicable. This allowance for doubtful accounts considers the financial situation of the debtor, their resources, payment history and, if applicable, the value of the guarantees provided.

For non-significant homogeneous receivables, the Group assesses the impairment by grouping these receivables based on characteristics of similar risks, considering the type of asset, the delinquency condition and other relevant factors. The Group considers different factors to calculate the amount of the allowance for impairment which, in its opinion, represent the expected losses over the life of the receivables. When determining the allowance for doubtful accounts, the Group considers, among other factors: (i) the delinquency of the receivables, (ii) the history of losses and the general behavior of the clients, (iii) the trends in volumes and terms of the receivables, (iv) the Group’s experience in credit management, (v) national and local economic trends, (vi) credit concentrations by individual size and type of credit, and (vii) the effect of other external factors.

The amount of the allowance is calculated as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced by the allowance, and the amount of the loss is recognized in the Consolidated Statement of Income and Other Comprehensive Income within “Selling expenses”. Subsequent recoveries of amounts previously written off are recognized in the line “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income.

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

Urban properties and investments activities

•	· Rental and services - Shopping malls portfolio

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

2.24 Cost of sales

Cost of sale of urban property business and investments:

The cost of sales includes the cost of selling the operation and management of shopping malls maintained by the Group as part of its real estate investments.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

2.25 Cost of borrowings and capitalization

The costs for general and specific loans that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. The general loan costs are capitalized according to the average debt rate of the Group. Foreign exchange differences for loans in foreign currency are capitalized if they are considered an adjustment to interest costs. The interest earned on the temporary investments of a specific loan for the acquisition of qualifying assets is deducted from the eligible costs to be capitalized. The rest of the costs from loans are recognized as expenses in the period in which they are incurred.

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

2.27 Comparability of information

The balances as of June 30, 2024 and 2023 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1. Certain figures have been corrected and adjusted for the purposes of comparative presentation with those of the current financial year (See Note 1).

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
Income tax

The Group estimates the income tax payable for transactions involving uncertain tax positions, where the tax authority’s interpretation cannot be clearly determined.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

4. Acquisitions and disposals

Significant acquisitions and disposals for the fiscal year ended June 30, 2025 are detailed below.

Agricultural business

Acquisition of “Agrícola Nova Horizonte” - BrasilAgro

On May 20, 2024, BrasilAgro acquired Agrícola Nova Horizonte S.A., an agricultural company focused on grain production, with 4,767 hectares leased for 16 years, at an average price of 13 bags of soybeans per hectare. This acquisition is aligned with the Group’s strategy to expand its presence in the sector, increase market share, and optimize agricultural operations.

On August 6, 2024, after fulfilment of the condition’s precedent, the closing agreement was signed and BrasilAgro assumed control of the operations. As of that date, the assets and liabilities of the acquired company were consolidated.

The total value of the acquisition was BRL 6.2 million (ARS 1,421 million), as stipulated in the contract. The contract provided for a price adjustment to reflect the variation in equity between June 30, 2024 and the date of the transaction. Accordingly, a gain of BRL 0.348 million (ARS 80 million) was recognized, representing the excess of the acquirer’s interest in the fair value of the identifiable net assets acquired over the consideration transferred.

Sale of fraction of “Alto Taquari” farm- BrasilAgro

On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021.

The amount to be paid was 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 43,395 million) at the date of the transaction. The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 22,179 million.

Sale of fraction of “Rio do meio” farm– BrasilAgro

On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025.

The sale price was 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 1,604 million) at the date of the transaction.

On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the schedule. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,132 million) at the date of the transaction, to be collected in annual installments maturing between July 31, 2027 and 2028.

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 2,300 million.

Sale of fraction of “Los Pozos” farm - CRESUD

On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the property called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said property in the hands of the Company. The total price was USD 2.23 million (USD/ha 614), equivalent to ARS 2,742 million, of which USD 1.1 million (ARS 1,347 million) has been collected to date. The remaining balance of USD 1.13 million (ARS 1,395 million), guaranteed with a mortgage on the property, has been collected in a single installment in September 2025.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 2,597 million.

Sale of the entire “Preferencia” farm – BrasilAgro

As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia State, with a total area of 17,799 hectares.

The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 29,854 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 425 million), and in July 2025 paid the first installment of BRL 40.0 million (ARS 8,530 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg).

The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual installments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

The gain on this sale has been recognized in the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income for a total amount of ARS 14,916 million.

Urban property business and investments

Purchase of property adjacent to Alto Avellaneda shopping mall - IRSA

On August 1, 2024, IRSA acquired a property adjacent to its Alto Avellaneda shopping mall, located at Gral. Güemes 861, Avellaneda, Province of Buenos Aires.

The property has a total area of 86,861 square meters and a built-up area of 32,660 square meters, with potential for future expansion.

The purchase price was USD 12.2 million (ARS 14,636 million), of which USD 9.2 million has already been paid, and the remaining USD 3 million will be settled upon the transfer of the title deed, which will be granted within 3 years from the signing of the preliminary sale agreement. The transaction includes the assignment to IRSA of the existing lease agreements until their original expiration and the signing of a new lease agreement with the selling party for 3 years.

This transaction has been recognized as an addition in the line item “Investment Properties” of these Consolidated Financial Statements.

“261 Della Paolera” floor sale - IRSA

On October 15, 2024, the deed was signed for the sale of a floor in the “261 Della Paolera” tower located in the Catalinas district of the Autonomous City of Buenos Aires for a total leasable area of approximately 1,197 square meters and 8 parking units in the same building.

The transaction price was approximately USD 7.1 million (MEP) (See Note 9) (USD/sqm 6,000), equivalent to ARS 8,558 million, of which USD 6.0 million has already been collected, and the remaining USD 1.1 million, guaranteed with a mortgage, will be collected in 24 monthly installments at an annual interest rate of 8%.

After this transaction, IRSA retains ownership of 3 floors of the building with an approximate leasable area of 3,740 sqm in addition to parking lots and other complementary spaces.

This transaction has been recognized as a disposal in the line item “Investment Properties” of these Consolidated Financial Statements and generated a gain of ARS 5,340 million, which has been recognized in the line item “Net gain from fair value changes of investment properties” of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Purchase of Shopping Mall “Terrazas de Mayo” - IRSA

On December 3, 2024, IRSA signed an agreement to acquire the business assets of the “Terrazas de Mayo” shopping mall located at the intersection of routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, in the northwest of Greater Buenos Aires. The shopping mall has 85 stores, 20 stands and a built-up area of 33,703 square meters, which includes 15 gastronomic stores and 10 movie theaters.

The amount of the transaction was USD 27.75 million (ARS 34,335 million), of which 60% was paid at the time of signing the bill with possession, 20% will be paid at the time of signing the final deed, and the remaining 20% will be paid 36 months after signing the deed. Implicit interest has been segregated for a total of USD 1.5 million.

This transaction has been recognized as an addition in the line items “Investment Properties” (ARS 33,530 million), “Intangible Assets” (ARS 796 million), and “Property, Plant and Equipment” (ARS 9 million) of these Consolidated Financial Statements.

Sale of lots and barter agreements – "Ramblas del Plata" - IRSA

On January 27, 2025, IRSA signed two sale agreements for two lots. The total price of both transactions was approximately USD 23.4 million (ARS 28,138 million), of which 30% was paid at the time of signing the bill. The remaining balance of approximately USD 16.4 million will be paid upon signing the deeds and transferring possessions.

Additionally, during February and March 2025, IRSA signed two barter agreements for eight lots, for a total amount of approximately USD 38.5 million (ARS 45,197 million), which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

During May 2025, IRSA signed three barter agreements for three lots. The transaction price was approximately USD 12.2 million (ARS 14,554 million), with a 5% down payment to IRSA upon signing. The balance will be paid upon signing the deeds and delivery of possession.

These barter transactions have been recognized as a transfer between the line items “Investment Properties” and “Trading Properties” of these Consolidated Financial Statements.

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

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them. Shown below the net carrying amounts of the Company’s financial instruments nominated in USD, broken down by the functional currencies in which the Company operates for the years ended June 30, 2025 and 2024. The amounts are presented in Argentine Pesos, the presentation currency of the Group:

Agricultural business

As of June 30, 2025 and 2024, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 450,643 and ARS 339,958, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US dollar against the respective functional currencies at year-end would result in a lower gain before income tax for the years ended June 30, 2025 and 2024 for an amount of ARS 45,064 (loss) and ARS 33,996 (loss), respectively. A 10% depreciation in real terms of the US dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivative instruments, such as future foreign exchange contracts to manage its exposure to foreign exchange risk. As of June 30, 2025, the Group has future exchange contracts pending for an amount of ARS 9,230 (asset) and ARS 7,530 (liability). As of June 30, 2024, the Group had future exchange contracts pending for an amount of ARS 11,084 (asset) and ARS 21,253 (liability).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

As of June 30, 2025 and 2024, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 352,280 and ARS 277,423, respectively. The Group estimates that, other factors being constant, a 10% appreciation in real terms of the US Dollar against the respective functional currencies at year-end would result in a net additional loss before income tax for the years ended June 30, 2025 and 2024 for an amount of ARS 35,228 (loss) and ARS 27,742 (loss), respectively. A 10% depreciation in real terms of the US Dollar against the functional currencies would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as future exchange contracts, to manage its exposure to foreign currency risk. As of June 30, 2025 the Group has future exchange contracts pending for an amount of ARS 20 (liability).

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

As of June 30, 2025 and 2024, 91.7% and 80.5% of long-term financial borrowings have a fixed interest rate, so the Group is not significantly exposed to the risks of rate fluctuations of interest.

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

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024.

Agricultural business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2025 and 2024 in the amount of ARS 1,113 and ARS 1,606, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

Urban properties and investments business

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2025 and 2024 in the amount of ARS 4 and ARS 633, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

Generally, the Group uses derivative instruments to hedge risks arising out of its agricultural business operations. The Group uses a variety of commodity-based derivative instruments to manage exposure to price volatility stemming from its integrated crop production activities. These instruments consist mainly of crop forwards, futures contracts and put and call option contracts. Contract positions are designed to ensure that the Group will receive a defined minimum price for certain quantities of its production. The Group combines option contracts with futures contracts only as a means of reducing the exposure towards the decrease in commodity prices, as being a producer means that the price is uncertain until the time the products are harvested and sold. The Group manages maximum and minimum prices for each commodity and the idea is to choose the best spot price at which to sell.

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

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2025 and 2024:

	06.30.2025
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Forward:
Sales
Corn	273,063	-	(1,028)	2,319
Soybeans	320,922	-	533	7,623
Wheat	74,700	-	-	(219)
Livestock	1,650	-	(5)	(262)
Cotton	21,252,400	-	(720)	922
Ethanol	58,800	-	1,615	(1,479)
Sugarcane	30,336,000	-	(3)	(45)
Purchase
Corn	41,179	-	-	(205)
Soybeans	42,116	-	-	(211)
Wheat	28,660	-	-	(650)
Options:
Sale put
Corn	5,800	85	-	(19)
Soybeans	46,800	695	-	(178)
Wheat	1,000	27	-	-
Purchase put
Corn	12,981	(64)	(815)	(249)
Soybeans	5,000	(202)	106	1,628
Wheat	1,000	(140)	-	-
Livestock	-	-	-	(158)
Cotton	-	-	-	115
Sale call
Corn	27,700	546	-	-
Soybeans	53,796	1,408	-	(21)
Wheat	6,000	68	-	-
Purchase call
Wheat	3,000	(121)	-	-
Soybeans	3,600	(242)	-	109
Ethanol	-	-	-	(662)
Wheat	700	(12)	-	-
Cotton	6,350,000	-	2	-
Total	58,946,867	2,048	(315)	8,358

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2024
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	115,150	-	(344)	(60)
Soybeans	286,054	-	(692)	11,958
Wheat	12,100	-	-	502
Livestock	6,600	-	-	(1)
Cotton	16,163,700	-	(710)	626
Ethanol	16,920	-	461	209
Sugarcane	1,500,000	-	46	(791)
Purchase
Corn	24,766	-	-	(634)
Soybeans	13,407	-	-	(376)
Wheat	10,828	-	-	(275)
Options:
Sale put
Corn	900	6	-	-
Soybeans	37,800	351	-	(6)
Wheat	8,800	100	-	(135)
Purchase put
Corn	15,956	(68)	(290)	(233)
Soybeans	57,976	(26)	(2,507)	(450)
Wheat	4,000	-	22	22
Cotton	-	-	-	178
Sale call
Corn	34,200	236	-	-
Soybeans	51,520	422	-	(33)
Wheat	5,100	39	-	-
Purchase call
Corn	8,756	-	22	233
Soybeans	113,152	(43)	673	468
Ethanol	9,000	-	725	-
Wheat	2,900	(28)	-	-
Cotton	7,450,000	-	237	204
Total	25,949,585	989	(2,357)	11,406

As of June 30, 2025 and 2024, no derivative margins are recorded.

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

As of June 30, 2025 and 2024 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 35,450 and ARS 24,607, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2025 and 2024 of ARS 3,545 and ARS 2,461, respectively. A 10% increase in these prices would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 15.4% and 11.2% of the Group’s total trade receivables as of June 30, 2025 and 2024, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate the 100% of the Group’s grain production.

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2025 and 2024, respectively. Currently, the group has two supply agreements of sugarcane. One of them is with Atvos S.A. and the other one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of Atvos and Agroserra.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 86.54% and 94.66% of the Group’s total trade receivables of the operations Group as of June 30, 2025 and 2024, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 13.46% and 5.34% of the Group’s total trade receivables as of June 30, 2025 and 2024, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

The debt of each operation center and the derivative positions are continually reviewed to meet current and expected debt requirements. Each operation center maintains a balance between longer-term and shorter-term financings. Short-term financing is principally raised through bank facilities and overdraft positions. Medium- to longer-term financing comprises public and private bond issues, including private placements. Financing risk is spread by using a variety of types of debt. The maturity profile is managed in accordance with each operation center’s needs, by spreading the repayment dates and extending facilities, as appropriate.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	194,217	1,890	-	-	-	196,107
Borrowings	399,732	123,857	150,041	8,140	18,213	699,983
Lease liabilities	28,098	37,321	46,372	11,972	35,299	159,062
Derivative financial instruments	3,534	3,967	-	-	-	7,501
Total	625,581	167,035	196,413	20,112	53,512	1,062,653

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	210,358	11,911	-	-	-	222,269
Borrowings	230,967	178,075	151,387	45,348	30,632	636,409
Lease liabilities	27,524	20,788	14,850	11,607	32,415	107,184
Derivative financial instruments	16,935	4,312	-	-	-	21,247
Total	485,784	215,086	166,237	56,955	63,047	987,109

Urban properties and investments business

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	53,676	34	4,069	3	1	57,783
Borrowings	136,028	49,459	56,351	-	401,291	643,129
Lease liabilities	5,493	2,339	428	389	623	9,272
Derivative financial instruments	49	-	-	-	-	49
Total	195,246	51,832	60,848	392	401,915	710,233

	06.30.2024
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	46,764	650	15	-	-	47,429
Borrowings	252,742	158,813	35,598	63,217	-	510,370
Lease liabilities	1,720	1,812	1,904	1,998	19,049	26,483
Derivative financial instruments	6	-	-	-	-	6
Total	301,232	161,275	37,517	65,215	19,049	584,288

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

Agricultural business

	06.30.2025	06.30.2024
Gearing ratio (i)	41.90%	39.55%
Debt ratio (ii)	41.82%	37.57%

(i) Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.

(ii) Calculated as total borrowings over total properties (properties, plant and equipment and investment properties) plus equity attributable to shareholders of the controlling company.

Urban properties and investments business

	06.30.2025	06.30.2024
Gearing ratio (i)	29.09%	25.37%
Debt ratio (ii)	25.29%	20.23%

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

Below is the segment information prepared as follows:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Agricultural business

•	Agricultural production: segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Group's farms to third parties; and planting, harvesting and sale of sugarcane

•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.

•	Corporate: includes corporate expenses related to agricultural business.

•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of the Group.

•	Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

•	Sales and developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

•	Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.

•	Others: includes the entertainment activity through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), We are appa S.A., and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria applied in preparing this information are consistent with IFRS Accounting standards employed for the preparation of our Audited Consolidated Financial Statements, except for the following:

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2025:

	06.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	448,266	374,662	822,928	(2,172)	96,036	(2,635)	914,157
Costs	(386,762)	(87,606)	(474,368)	204	(96,575)	(3)	(570,742)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	-	17,715	-	-	2,282	19,997
Changes in the net realizable value of agricultural products after harvest	4,642	-	4,642	-	-	-	4,642
Gross profit / (loss)	83,861	287,056	370,917	(1,968)	(539)	(356)	368,054
Net gain from fair value adjustment of investment properties	12,467	9,135	21,602	(2,527)	-	-	19,075
Gain from disposal of farmlands	41,992	-	41,992	-	-	-	41,992
General and administrative expenses	(42,463)	(69,103)	(111,566)	299	-	265	(111,002)
Selling expenses	(59,225)	(24,108)	(83,333)	126	-	108	(83,099)
Other operating results, net	11,956	(17,199)	(5,243)	(2)	344	(93)	(4,994)
Management fees	-	-	-	-	(9,081)	-	(9,081)
Profit / (loss) from operations	48,588	185,781	234,369	(4,072)	(9,276)	(76)	220,945
Share of (loss) / profit of associates and joint ventures	(1,034)	25,332	24,298	2,592	-	-	26,890
Segment profit / (loss)	47,554	211,113	258,667	(1,480)	(9,276)	(76)	247,835

Reportable assets	1,038,536	2,759,963	3,798,499	(602)	-	1,290,925	5,088,822
Reportable liabilities (*)	-	-	-	-	-	(2,875,030)	(2,875,030)
Net reportable assets	1,038,536	2,759,963	3,798,499	(602)	-	(1,584,105)	2,213,792

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position Restated (iv)
Revenues	503,614	377,202	880,816	(2,027)	82,884	(2,314)	959,359
Costs	(418,830)	(68,167)	(486,997)	225	(84,539)	-	(571,311)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	-	7,444	-	-	989	8,433
Changes in the net realizable value of agricultural products after harvest	10,002	-	10,002	-	-	-	10,002
Gross profit / (loss)	102,230	309,035	411,265	(1,802)	(1,655)	(1,325)	406,483
Net loss from fair value adjustment of investment properties	(10,392)	(476,237)	(486,629)	508	-	-	(486,121)
Gain from disposal of farmlands	73,352	-	73,352	-	-	-	73,352
General and administrative expenses	(46,954)	(71,737)	(118,691)	242	-	150	(118,299)
Selling expenses	(61,022)	(24,387)	(85,409)	187	-	1,035	(84,187)
Other operating results, net	38,904	(9,780)	29,124	(28)	584	120	29,800
Management fees	-	-	-	-	(12,945)	-	(12,945)
Profit / (loss) from operations	96,118	(273,106)	(176,988)	(893)	(14,016)	(20)	(191,917)
Share of (loss) / profit of associates and joint ventures	(1,511)	47,068	45,557	386	-	-	45,943
Segment profit / (loss)	94,607	(226,038)	(131,431)	(507)	(14,016)	(20)	(145,974)

Reportable assets	1,017,398	2,716,344	3,733,742	955	-	1,107,520	4,842,217
Reportable liabilities (*)	-	-	-	-	-	(2,663,976)	(2,663,976)
Net reportable assets	1,017,398	2,716,344	3,733,742	955	-	(1,556,456)	2,178,241

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2023:

	06.30.2023
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position Restated (iv)
Revenues	527,192	374,521	901,713	(2,352)	90,317	(3,404)	986,274
Costs	(437,501)	(68,825)	(506,326)	1,026	(91,947)	-	(597,247)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	-	(7,847)	-	-	1,142	(6,705)
Changes in the net realizable value of agricultural products after harvest	(13,148)	-	(13,148)	-	-	-	(13,148)
Gross profit / (loss)	68,696	305,696	374,392	(1,326)	(1,630)	(2,262)	369,174
Net loss from fair value adjustment of investment properties	(12,276)	(265,944)	(278,220)	10,539	-	-	(267,681)
Gain from disposal of farmlands	77,831	-	77,831	-	-	-	77,831
General and administrative expenses	(43,988)	(101,152)	(145,140)	347	-	897	(143,896)
Selling expenses	(48,410)	(23,507)	(71,917)	142	-	1,557	(70,218)
Other operating results, net	(9,043)	(37,730)	(46,773)	(129)	857	(128)	(46,173)
Management fees	-	-	-	-	(24,823)	-	(24,823)
Profit / (loss) from operations	32,810	(122,637)	(89,827)	9,573	(25,596)	64	(105,786)
Share of (loss) /profit of associates and joint ventures	(5,372)	20,145	14,773	(6,584)	-	(6)	8,183
Segment profit / (loss)	27,438	(102,492)	(75,054)	2,989	(25,596)	58	(97,603)

Reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	-	1,175,300	5,539,113
Reportable liabilities (*)	-	-	-	-	-	(3,037,296)	(3,037,296)
Net reportable assets	1,093,128	3,288,882	4,382,010	(18,197)	-	(1,861,996)	2,501,817

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(ii)

Includes ARS (539), ARS (1,655) and ARS (1,630) corresponding to Expenses and FPC as of June 30, 2025, 2024 and 2023, respectively, and ARS 9,081, ARS 12,945 and ARS 24,823 to management fees, as of June 30, 2025, 2024 and 2023, respectively.

(iii)

Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 162, ARS 22 and ARS 7, as of June 30, 2025, 2024 and 2023, respectively.

(iv)	See Note 1 to these Consolidated Financial Statements.

(*)	The CODM focuses its review on reportable assets.

(i)           Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	326,975	-	-	121,291	448,266
Costs	(280,439)	(389)	-	(105,934)	(386,762)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	17,715	-	-	-	17,715
Changes in the net realizable value of agricultural products after harvest	4,642	-	-	-	4,642
Gross profit / (loss)	68,893	(389)	-	15,357	83,861
Net gain from fair value adjustment of investment properties	-	12,467	-	-	12,467
Gain from disposal of farmlands	-	41,992	-	-	41,992
General and administrative expenses	(23,258)	(86)	(5,925)	(13,194)	(42,463)
Selling expenses	(35,685)	(1,552)	-	(21,988)	(59,225)
Other operating results, net	5,987	3,497	-	2,472	11,956
Profit / (loss) from operations	15,937	55,929	(5,925)	(17,353)	48,588
Share of profit / (loss) of associates and joint ventures	368	-	-	(1,402)	(1,034)
Segment profit / (loss)	16,305	55,929	(5,925)	(18,755)	47,554

Investment properties	-	74,005	-	-	74,005
Property, plant and equipment	582,108	43,315	-	3,639	629,062
Investments in associates and joint ventures	9,091	-	-	228	9,319
Other reportable assets	248,498	-	-	77,652	326,150
Reportable assets	839,697	117,320	-	81,519	1,038,536

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

From all of the Group’s revenues corresponding to Agricultural Business, ARS 236,332 are originated in Argentina and ARS 211,934 in other countries, principally in Brazil for ARS 207,158. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 370,013 are located in Argentina and ARS 668,523 in other countries, principally in Brazil.

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	374,179	-	-	129,435	503,614
Costs	(333,264)	(318)	-	(85,248)	(418,830)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	7,444	-	-	-	7,444
Changes in the net realizable value of agricultural products after harvest	10,002	-	-	-	10,002
Gross profit / (loss)	58,361	(318)	-	44,187	102,230
Net loss from fair value adjustment of investment properties	-	(10,392)	-	-	(10,392)
Gain from disposal of farmlands	-	73,352	-	-	73,352
General and administrative expenses	(27,383)	(88)	(6,390)	(13,093)	(46,954)
Selling expenses	(40,340)	(1,658)	-	(19,024)	(61,022)
Other operating results, net	11,849	19,151	-	7,904	38,904
Profit / (loss) from operations	2,487	80,047	(6,390)	19,974	96,118
Share of profit / (loss) of associates and joint ventures	2,161	-	-	(3,672)	(1,511)
Segment profit / (loss)	4,648	80,047	(6,390)	16,302	94,607

Investment properties	-	89,955	-	-	89,955
Property, plant and equipment	624,602	1,758	-	4,616	630,976
Investments in associates and joint ventures	9,336	-	-	1,782	11,118
Other reportable assets	193,322	3,619	-	88,408	285,349
Reportable assets	827,260	95,332	-	94,806	1,017,398

From all of the Group’s revenues corresponding to Agricultural Business, ARS 275,874 are originated in Argentina and ARS 227,740 in other countries, principally in Brazil for ARS 225,596. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 707,205 are located in Argentina and ARS 310,193 in other countries, principally in Brazil.

	06.30.2023
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	388,107	-	-	139,085	527,192
Costs	(348,470)	(383)	-	(88,648)	(437,501)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(7,847)	-	-	-	(7,847)
Changes in the net realizable value of agricultural products after harvest	(13,148)	-	-	-	(13,148)
Gross profit / (loss)	18,642	(383)	-	50,437	68,696
Net loss from fair value adjustment of investment properties	-	(12,276)	-	-	(12,276)
Gain from disposal of farmlands	-	77,831	-	-	77,831
General and administrative expenses	(24,371)	(73)	(7,231)	(12,313)	(43,988)
Selling expenses	(35,549)	(67)	-	(12,794)	(48,410)
Other operating results, net	871	(13,084)	-	3,170	(9,043)
(Loss) / profit from operations	(40,407)	51,948	(7,231)	28,500	32,810
Share of loss of associates and joint ventures	(876)	-	-	(4,496)	(5,372)
Segment (loss) / profit	(41,283)	51,948	(7,231)	24,004	27,438

Investment properties	-	136,013	-	-	136,013
Property, plant and equipment	645,055	3,072	-	5,485	653,612
Investments in associates	8,666	-	-	4,460	13,126
Other reportable assets	212,659	-	-	77,718	290,377
Reportable assets	866,380	139,085	-	87,663	1,093,128

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

From all of the Group’s revenues corresponding to Agricultural Business, ARS 287,452 are originated in Argentina and ARS 239,740 in other countries, principally in Brazil for ARS 214,437. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 352,361 are located in Argentina and ARS 740,767 in other countries, principally in Brazil.

(ii)          Urban properties and investments line of business

              Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2025, 2024 and 2023:

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	270,531	20,065	12,761	64,596	6,709	374,662
Costs	(20,705)	(1,742)	(17,929)	(43,149)	(4,081)	(87,606)
Gross profit / (loss)	249,826	18,323	(5,168)	21,447	2,628	287,056
Net gain / (loss) from fair value adjustment of investment properties (i)	443,974	(148,941)	(285,328)	-	(570)	9,135
General and administrative expenses	(28,999)	(2,365)	(11,605)	(11,972)	(14,162)	(69,103)
Selling expenses	(13,536)	(891)	(3,116)	(5,052)	(1,513)	(24,108)
Other operating results, net	(500)	182	(19,070)	(474)	2,663	(17,199)
Profit / (Loss) from operations	650,765	(133,692)	(324,287)	3,949	(10,954)	185,781
Share of profit of associates and joint ventures	-	-	-	-	25,332	25,332
Segment profit / (loss)	650,765	(133,692)	(324,287)	3,949	14,378	211,113

Investment and trading properties	1,458,243	252,868	786,014	-	2,106	2,499,231
Property, plant and equipment	4,747	511	26,708	47,580	4,107	83,653
Investment in associates and joint ventures	-	-	-	-	169,700	169,700
Other reportable assets	2,050	1,746	-	584	2,999	7,379
Reportable assets	1,465,040	255,125	812,722	48,164	178,912	2,759,963

From all the revenues, ARS 374,042 originated in Argentina, and ARS 620 in other countries, principally in Uruguay for ARS 547 and USA for ARS 73. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,746,732 are located in Argentina and ARS 13,231 in other countries, principally in the USA for ARS 1,620 and Uruguay for ARS 11,472.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	250,468	22,646	12,891	85,840	5,357	377,202
Costs	(14,937)	(1,648)	(7,451)	(40,350)	(3,781)	(68,167)
Gross profit	235,531	20,998	5,440	45,490	1,576	309,035
Net loss from fair value adjustment of investment properties	(20,824)	(97,015)	(357,995)	-	(403)	(476,237)
General and administrative expenses	(30,126)	(2,875)	(12,283)	(13,025)	(13,428)	(71,737)
Selling expenses	(12,558)	(251)	(4,512)	(5,863)	(1,203)	(24,387)
Other operating results, net	(3,960)	(88)	(5,305)	(1,577)	1,150	(9,780)
Profit / (Loss) from operations	168,063	(79,231)	(374,655)	25,025	(12,308)	(273,106)
Share of profit of associates and joint ventures	-	-	-	-	47,068	47,068
Segment profit / (loss)	168,063	(79,231)	(374,655)	25,025	34,760	(226,038)

Investment and trading properties	962,417	423,239	995,336	-	3,152	2,384,144
Property, plant and equipment	3,034	452	26,717	42,803	4,184	77,190
Investment in associates and joint ventures	-	-	-	-	173,401	173,401
Other reportable assets	1,302	987	75,411	948	2,961	81,609
Reportable assets	966,753	424,678	1,097,464	43,751	183,698	2,716,344

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

From all the revenues, ARS 367,827 originated in Argentina, and ARS 9,375 in other countries, principally in Uruguay for ARS 9,273 and USA for ARS 102. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 2,701,718 are located in Argentina and ARS 14,626 in other countries, principally in the USA for ARS 2,446 and Uruguay for ARS 12,086.

	06.30.2023
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	245,723	23,745	22,698	77,512	4,843	374,521
Costs	(16,643)	(1,963)	(6,905)	(39,450)	(3,864)	(68,825)
Gross profit	229,080	21,782	15,793	38,062	979	305,696
Net loss from fair value adjustment of investment properties	(57,854)	(25,666)	(181,839)	-	(585)	(265,944)
General and administrative expenses	(34,612)	(4,325)	(13,260)	(16,964)	(31,991)	(101,152)
Selling expenses	(11,230)	(534)	(5,817)	(5,325)	(601)	(23,507)
Other operating results, net	(3,030)	(357)	(4,579)	(741)	(29,023)	(37,730)
Management fees	-	-	-	-	-	-
Profit / (Loss) from operations	122,354	(9,100)	(189,702)	15,032	(61,221)	(122,637)
Share of profit of associates and joint ventures	-	-	-	-	20,145	20,145
Segment profit / (loss)	122,354	(9,100)	(189,702)	15,032	(41,076)	(102,492)

Investment and trading properties	967,683	607,034	1,414,939	-	4,165	2,993,821
Property, plant and equipment	3,030	18,383	26,593	47,815	4,547	100,368
Investment in associates and joint ventures	-	-	-	-	148,654	148,654
Other reportable assets	2,051	1,772	38,119	1,031	3,066	46,039
Reportable assets	972,764	627,189	1,479,651	48,846	160,432	3,288,882

From all the revenues, ARS 361,377 originated in Argentina, and ARS 13,144 in other countries, principally in Uruguay for ARS 13,031 and USA for ARS 113. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,269,246 are located in Argentina and ARS 19,636 in other countries, principally in the USA for ARS 2,735 and Uruguay for ARS 16,801.

7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings.

	Direct interest of non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	45.94%	562,836	2,799,233	338,831	1,351,271	1,671,967	768,102
Subsidiaries with indirect participation of Cresud
Brasilagro	64.78%	284,979	716,052	147,629	247,625	605,777	392,422
	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	44.60%	317,494	2,807,977	383,285	1,135,457	1,606,729	716,601
Subsidiaries with indirect participation of Cresud
Brasilagro	64.78%	271,274	737,948	127,187	250,148	631,887	409,336

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Revenues	Net income / (loss)	Total comprehensive (loss) / income	Total comprehensive income/ (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase/ (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	468,526	196,118	(802)	936	260,719	(82,271)	35,515	213,963	(50,061)
Subsidiaries with indirect participation of Cresud
Brasilagro	197,213	46,968	2,138	1,385	(27,273)	34,221	(13,412)	(6,464)	-
	Year ended June 30, 2024
Subsidiaries with direct participation of Cresud
IRSA	458,059	(47,127)	(5,319)	(6,520)	144,309	116,065	(266,206)	(5,832)	(137,026)
Subsidiaries with indirect participation of Cresud
Brasilagro	225,596	59,000	(46,137)	(28,661)	12,474	1,360	(71,560)	(57,726)	-

(1)    Corresponds to the direct interest from the Group.

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

The judgment of the Court was appealed to the Supreme Court of Justice of the Nation through an extraordinary federal appeal filed on October 17, 2023. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA filed an appeal in fact within the terms of articles 282 and 285 CPCCN before the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

ARCOS DEL GOURMET SA V. ADMINISTRACION DE INFRAESTRUCTURAS FERROVIARIAS SOC DEL ESTADO (ADIF) CONSIGNMENT LAWSUIT (CCF 001461/2015)

On April 8, 2015, AGSA initiated this lawsuit since AGSA was not allowed to pay the March 2015 canon corresponding to the Readjustment Contract of Use and Exploitation that Arcos agreed with ADIF. To date of these Consolidated Financial Statements, all the canons that have been accrued to date have been judicially deposited - and those amounts invested in fixed-term deposits. On November 17, 2017, ADIF answered the lawsuit. The trial opened for evidence on March 21, 2019, which was produced, and arguments were presented in December 2022. Subsequently, at the time of requesting the issuance of a judgment, the court - as a measure to better provide - ordered the issuance of various letters rogatory to courts where issues related to the concession contract are being litigated, which were responded. Since these issues are still unresolved, the issuance of the final judgment was deferred. The procedural deadlines of this file have been suspended since December 13, 2024, pending the referral of the file “ARCOS DEL GOURMET SA AND ANOTHER V. EN–AABE KNOWLEDGE PROCESS (CAF 030002/2015).”

PLAYAS FERROVIARIAS DE BUENOS AIRES SA V. ARCOS DEL GOURMET SA EVICTION LAW 17.091 (CAF 047454/2018)

On June 14, 2018, Playas Ferroviarias de Buenos Aires S.A. initiated an eviction process against AGSA. On February 13, 2019, it was decided to accumulate the eviction process with the nullity action promoted by AGSA (referred to in the preceding 1.A). As a consequence of the precautionary measure obtained on June 28, 2019, the eviction process remained suspended. On May 11, 2022, the Court ruled to decree the immediate eviction of AGSA and/or occupants and/or intruders of the properties. At the same time, it ordered Playas Ferroviarias de Buenos Aires S.A. to make arrangements to ensure the continuity of the commercial activities of the sub-lessees and the employment sources they employ and, for at least 6 months, the values agreed upon with the current concessionaire must be maintained. The next day, AGSA appealed. Finally, on July 13, 2022, the Prosecutor published the opinion. Chamber V issued its judgment on September 19, 2023, rejecting the appeal filed by AGSA and confirming the judgment of the lower court. Against this judgment, AGSA filed an extraordinary federal appeal. The federal extraordinary appeal was denied by the Chamber on March 14, 2024. AGSA lodged a factual appeal under the terms of articles 282 and 285 of the CPCCN to the Supreme Court of Justice of the Nation. The legal advisors of the Company believe that, although there are federal grounds to enable the Supreme Court's intervention in this proceeding, the likelihood of success remains uncertain.

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. On February 11, 2025, the co-defendants ARCOS and GCBA entered into an agreement aimed at complying with the aforementioned judgment, under which ARCOS committed to: (i) making a payment upon the signing of the agreement to cover the expenses of creating the Santa Rita Plaza (approximately 1,757 m² in area) in the amount of ARS 1,027,360,977.52 (amount expressed in full with decimals), which was executed in due time and form; and (ii) covering the remaining 21,562.41 square meters of green space, in the measure established in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

8.            Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Beginning of year	191,823	205,533
Share capital increase and contributions (Note 32)	35	-
Sale of interest in associates and joint ventures	(3,737)	(36,522)
Share of profit	26,890	45,943
Other comprehensive (loss) / income	(478)	917
Dividends (Note 32)	(27,357)	(24,048)
Transfers to/from financial assets (ii)	349	-
Decrease of interest (iii)	(148)	-
End of the year (i)	187,377	191,823

(i)	Includes ARS (162) and ARS (22) reflecting interests in companies with negative equity as of June 30, 2025 and 2024, respectively, which are disclosed in “Provisions” (see Note 21).
(ii)	Corresponds to the shares of GCDI S.A. and Challenger Gold Limited.
(iii)	Relates to the reduction of interest due to the liquidation of Cyrsa S.A.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2025 and 2024, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2025, 2024 and 2023:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income
06.30.2025	06.30.2024	06.30.2023	06.30.2025	06.30.2024	06.30.2025	06.30.2024	06.30.2023

New Lipstick	49.96%	49.96%	49.96%	1,472	1,506	(34)	(43)	(342)
BHSA (1)	29.12%	29.89%	29.91%	133,840	144,704	13,639	40,782	15,969
BACS	37.72%	37.72%	37.72%	11,044	10,594	450	3,307	(608)
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	8,503	6,205	2,686	407	590
Quality (2)	-	-	50.00%	-	-	-	-	(7,169)
GCDI	-	27.39%	27.82%	-	1,793	519	(7,918)	841
La Rural S.A.	50.00%	50.00%	50.00%	21,019	14,804	11,175	10,543	3,652
Agrouranga S.A.	34.86%	34.86%	34.86%	7,337	7,418	533	2,015	(1,087)
Other associates and joint ventures	N/A	N/A	N/A	4,162	4,799	(2,556)	(2,233)	(3,403)
Total associates and joint ventures				187,377	191,823	26,412	46,860	8,443

The following is additional information about the Group's investments in associates and joint ventures:

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
					Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(3)	(*)	(50)
BHSA (1)	Argentina	Financing	436,780,922	(**)	1,500	(**)	46,554	(**)	447,483
BACS	Argentina	Financing	33,125,751	(**)	88	(**)	1,193	(**)	29,276
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		5,373		16,429
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	22,676	(**)	41,882
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		1,529		3,811

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 343.50 argentine pesos per share.

(2)	The interest held in Quality was sold on August 31, 2023.

(*)	Amounts presented in millions of US dollars.

(**)	Amounts as of June 30, 2025, prepared in accordance with IFRS regulations.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

La Rural S.A.

On December 2012, the National Executive Power annulled a 1991 decree that had approved the sale of the Palermo Fairgrounds to Sociedad Rural Argentina (SRA) and revoked the purchase agreement. SRA filed a precautionary measure to suspend the execution of this annulment, which was granted and remains in force after various judicial proceedings.

IRSA has not been notified and is not a party to these judicial actions initiated by SRA. In the event that the annulment of the sale is declared unconstitutional, it would not legally impact IRSA’s acquisition in the company related to the property. However, if the nullity of the sale is declared, it could affect the assets related to the property.

The judicial process continues in the evidentiary stage, and there are currently no elements indicating that La Rural S.A. could see the usufruct it holds over the property affected. The Company will continue monitoring the progress of the process due to the legal uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2025
Associates
BHSA	1,766,165	1,698,791	2,989,440	10,594	464,922	29.12%	135,385	(1,545)	133,840

Joint ventures
Nuevo Puerto Santa Fe S.A.	4,562	20,101	1,350	6,883	16,430	50.00%	8,215	288	8,503
	As of June 30, 2024
Associates
BHSA	2,277,728	860,495	2,588,620	59,334	490,269	29.89%	146,541	(1,837)	144,704
GCDI	39,052	124,995	92,175	65,197	6,675	27.39%	1,828	(35)	1,793

Joint ventures
Nuevo Puerto Santa Fe S.A.	2,994	14,966	1,009	5,121	11,830	50.00%	5,915	290	6,205

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2025
Associates
BHSA	985,517	46,554	46,554	(71,360)	144,466	(2,662)	64,445	206,249

Joint ventures
Nuevo Puerto Santa Fe S.A.	6,295	5,373	5,373	(774)	3,027	(1,693)	(799)	535
	As of June 30, 2024
Associates
BHSA	2,446,515	136,357	136,357	402,351	342,658	(3,352)	(65,939)	273,367
GCDI	51,855	(16,870)	(11,010)	-	(1,195)	1,351	(954)	(798)

Joint ventures
Nuevo Puerto Santa Fe S.A.	5,694	815	815	(1,232)	1,203	191	(1,634)	(240)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Puerto Retiro (joint venture)

The Company owns a plot of land of 8.3 hectares, whose U.P. zoning restricts its use to port activities. It faces: (i) a request for extension of bankruptcy initiated by the National Government, and (ii) a civil action filed by Tandanor and the Ministry of Defense regarding the bidding of the Dársena Norte property.

On September 7, 2018, the Federal Criminal Oral Court (“TOFC”) No. 5 upheld the statute of limitations defense raised by Puerto Retiro; however, in the criminal case, where Puerto Retiro is not a party, the confiscation of the “Planta I” property was ordered.

During fiscal year 2019, Puerto Retiro recorded a provision equivalent to 100% of the carrying value of its investment property, subject to reversal if a favorable judgment is obtained.

On November 26, 2024, the Supreme Court of Justice of the Nation annulled the cassation judgment regarding the statute of limitations of the civil action, ordered a new ruling to be issued, and confirmed the confiscation, ordering its restitution to Tandanor.

On June 24, 2025, Chamber IV of the Federal Court of Cassation annulled the parts of TOFC No. 5 related to the statute of limitations and the destination of the confiscation and remitted the proceedings to said court for a new resolution.

It is worth noting that the civil action is directed exclusively against Puerto Retiro and not against IRSA; the facts on which the civil action in criminal jurisdiction is based occurred prior to IRSA’s acquisition of the shares of Puerto Retiro.

As of the issuance date of these financial statements, the resolution regarding the statute of limitations of the civil action and the destination of the property remains pending.

Given the procedural stage, the final outcome is uncertain.

9.           Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2025 and 2024 were as follows:

	06.30.2025		06.30.2024
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of year	1,515,809	924,467	2,120,704	916,340
Additions	26,944	47,567	6,217	12,400
Disposals	(9,089)	(18)	(55,236)	-
Transfers	(111,140)	(3,824)	(56,953)	(9)
Net (loss) / gain from fair value adjustment	(438,333)	457,408	(481,805)	(4,316)
Additions of capitalized leasing costs	65	117	22	298
Amortization of capitalized leasing costs (i)	(131)	(250)	(188)	(246)
Currency translation adjustment	(5,477)	-	(16,952)	-
Fair value at the end of the year	978,648	1,425,467	1,515,809	924,467

(i) Amortization charges of capitalized leasing costs were included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

The following is the balance by type of investment property of the Group as of June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Leased out farmland	74,005	89,955
Offices and other rental properties	276,149	444,474
Shopping malls (i)	1,439,736	956,400
Undeveloped parcels of land	611,617	946,585
Properties under development	2,608	2,862
Total	2,404,115	2,440,276

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The book value of those properties as of June 30, 2025 and 2024 is as follows:

	06.30.2025	06.30.2024
Córdoba Shopping (i)	19,494	27,179
Total	19,494	27,179

(i) A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 2,936 million and ARS 2,866 million, as of June 30, 2025 and 2024, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2025	06.30.2024	06.30.2023
Revenues	406,348	379,325	381,024
Direct operating expenses	(131,642)	(115,834)	(123,692)
Development expenses	(14,865)	(1,848)	(1,359)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	15,923	(521,760)	(330,388)
Net realized gain from fair value adjustment of investment property (ii)	3,152	35,639	62,707

(i) It includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. It has been generated in accordance with what is described in the section called "valuation techniques", mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

(ii) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.

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

Urban properties and investments business

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the urban planning code of the Autonomous City of Buenos Aires (CABA) with the new urban code law sanctioned in November 2020 and which entered into force in February 2021 modifying approximately one third of the current code, ii) new construction potential, iii) consolidation of new paradigms of the sector imposed by the pandemic, the general economic situation and the situation of the real estate sector that make technical, legal or economically viable buildable potentials or surpluses for alternative uses of the entire portfolio of properties. Additionally, the amendments introduced in the new Urban Planning Code of the Autonomous City of Buenos Aires (CABA), which came into effect on January 1, 2025, were taken into consideration.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The identified buildable potentials, identified in previous years and that remain in the current year, are included in the value of the investment property based on the methodology established for other Level 2 properties:

1. Patio Bullrich, CABA

2. Alto Palermo, CABA

3. Córdoba Shopping, Córdoba

4. Beruti 3345/47, (Corner of Coronel Diaz), CABA.

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

•	It was considered that the revenues from all the Shopping Malls would grow in line with the budget during the first fiscal year. Subsequently, they grow with the same elasticity in relation to the evolution of GDP and projected Inflation. The specific characteristics and risks of each Shopping Mall are captured through the use of the historical average EBITDA Margin of each of them. Eliminating from the average those years that, due to various factors, are not representative, such as the pandemic year.

•	Cash flows from future investments, expansions or improvements in Shopping Mall were not contemplated.

•	Terminal value: a perpetuity calculated from the cash flow from the 10th year of each Shopping Mall was considered.

•	The cash flow for concessions was projected until the termination date of the concession stipulated in the current contract.

•	Given the prevailing inflationary context and the volatility of certain macroeconomic variables, a reference long term interest rate in Argentine Pesos is not available to discount the projected cash flows from shopping malls. Consequently, the projected cash flows were dollarized through the future ARS / US$ exchange rate curve provided by an external consultant, which are contrasted to assess their reasonableness with those of the IMF, OECD, REM and the On-shore Exchange Rate Futures Market (ROFEX). Finally, dollarized cash flows were discounted with a long-term dollar rate, the weighted average capital cost rate (“WACC”), for each valuation date.

•	The estimation of the WACC discount rate was determined according to the following components:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

a)	United State Governments Bonds risk-free rate;

b)	Market risk premium in the United States.

c)	Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to contemplate the Market Risk on the risk-free rate;

d)

Argentine country risk considering the average yield spread of a representative set of corporate bonds issued by Argentine companies with a credit quality similar to the Company, and 10-year U.S. Treasuries.;

e)

Cost of debt and capital structure, considering that information available from the Argentine corporate market (“blue chips”) was determined as a reference, since sovereign bonds have a history of defaults. Consequently, and because IRSA, based on its representativeness and market share represents the most important entity in the sector, we have taken its relevant indicators to determine the discount rate; and

f)	local income tax rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the group's capital structure, the use of two different discount rates was introduced in the valuation of our shopping malls: one for the flows discount and another for perpetuity. Here is the difference between the two:

•	Discounted cash flow rate: considers the company’s current capital structure.

•	Discount perpetuity rate: considers a market capital structure, based on comparable companies.

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

Since September 2019, the real estate market has faced certain changes in terms of its operation as a consequence of the implementation of regulations applicable to the foreign exchange market. Since that date, strict exchange controls have been in effect in Argentina, which limit, among other things: buying foreign currency in order to form external assets, prepaying debts, the purchase of foreign currency to pay for imports, making remittances of profits and dividends abroad and transferring funds abroad. However, as of April 2025, such foreign exchange controls were almost entirely eliminated for individuals and reduced for the payment of imports, dividends generated from fiscal years beginning after January 1, 2025, and interest payments on financial debt with related parties

As a consequence of these exchange regulations, it is observed that the purchase and sales transactions for office buildings, other rental properties, land reserves, and buildable potentials may be settled in Argentine Pesos or in dollars. In this way, the most probable scenario is that any sale of the aforementioned assets be settled in Argentine Pesos at an implicit foreign exchange rate higher than the official one. This is evidenced by the transactions consummated by the Group, both in the current fiscal year and in prior years. Therefore, and given that the previously described situation remains in effect as of the date of issuance of these Consolidated Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos at the end of the year considering the situation described above, considering an implicit exchange rate higher than the official one.

In certain situations, it is complex to determine reliably the fair value of developing properties. In order to assess whether the fair value of a developing property can be determined reliably, management considers the following factors, among others:

•	The provisions of the construction contract.

•	The stage of completion.

•	Whether the project / property is standard (typical for the market) or non-standard.

•	The level of reliability of cash inflows after completion.

•	The specific development risk of the property.

•	Previous experience with similar constructions.

•	Status of construction permits.

•	The feasibility studies of infrastructure links.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

There were no changes in the valuation techniques during the year.

The following table presents information regarding the fair value measurements of investment properties using significant unobservable inputs (Level 3):

				06.30.2025 (i)		06.30.2024 (i)		06.30.2023 (i)
Description	Valuation technique	Parameters	Fiscal year 2025 / 2024 / 2023	Increase	Decrease	Increase	Decrease	Increase	Decrease
Shopping Malls (Level 3)	Discounted cash flows	Discount cash flows rate	11.08% / 15.40% / 15.25%	(28,789)	30,669	(21,136)	22,438	(19,460)	20,843
		Discount perpetually rate	10.63% / 14.11% / 14.20%	(112,417)	149,290	(42,692)	53,024	(45,832)	56,414
		Grouth perpetually rate	2.4% / 2.4% / 2.4%	92,603	(72,527)	29,104	(24,523)	34,757	(29,328)
		Inflation	(*)	88,284	(82,775)	46,342	(44,520)	124,586	(113,796)
		Devaluation	(*)	(129,588)	158,385	(84,041)	92,445	(83,302)	91,632

(*) Fiscal year 2025: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,308.33 (corresponding to the year ended June 30, 2026) and arriving at ARS 2,477.27 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.5% and stabilizes at 8.0% after 4 years.

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

Fiscal year 2023: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 479.40 (corresponding to the year ended June 30, 2024) and arriving at ARS 2,118.20 in 2029. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 144.3% (corresponding to the year ended June 30, 2023) and stabilizes at 8.0% after 5 years.

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the incidence and inflation and 10% for the devaluation.

10.      Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2025 and 2024 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	Total
Balance as of June 30, 2023	600,317	22,821	109,890	5,590	15,328	753,946
Costs	656,337	52,745	167,563	56,906	33,794	967,345
Accumulated depreciation	(56,020)	(29,924)	(57,673)	(51,316)	(18,466)	(213,399)
Net book amount at June 30, 2023	600,317	22,821	109,890	5,590	15,328	753,946
Additions	33,494	18,098	9,000	2,960	4,272	67,824
Disposals	(11,874)	(665)	(17,411)	(11)	(1,270)	(31,231)
Currency translation adjustment	(61,816)	(4,754)	(2,659)	(33)	(1,157)	(70,419)
Transfers	26,978	(93)	1,154	33	(1,154)	26,918
Transfers to assets held for sale	(3,909)	-	-	-	-	(3,909)
Depreciation charge (ii)	(11,243)	(7,703)	(7,112)	(2,385)	(2,972)	(31,415)
Balance as of June 30, 2024	571,947	27,704	92,862	6,154	13,047	711,714
Costs	639,210	65,331	157,647	59,855	34,485	956,528
Accumulated depreciation	(67,263)	(37,627)	(64,785)	(53,701)	(21,438)	(244,814)
Net book amount at June 30, 2024	571,947	27,704	92,862	6,154	13,047	711,714
Additions	17,823	10,921	9,634	3,383	2,980	44,741
Incorporation by business combination (iv)	748	-	-	-	4,135	4,883
Disposals	(8,489)	(4)	(1,196)	(19)	(1,942)	(11,650)
Currency translation adjustment	(28,112)	(1,443)	(1,039)	(9)	873	(29,730)
Transfers	23,507	(83)	(1)	1,900	(196)	25,127
Depreciation charges (ii)	(10,298)	(7,664)	(7,172)	(2,770)	(4,501)	(32,405)
Balance as of June 30, 2025	567,126	29,431	93,088	8,639	14,396	712,680
Costs	644,687	74,722	165,045	65,110	40,335	989,899
Accumulated depreciation	(77,561)	(45,291)	(71,957)	(56,471)	(25,939)	(277,219)
Net book amount at June 30, 2025	567,126	29,431	93,088	8,639	14,396	712,680

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)    Includes furniture and fixtures and vehicles.

(ii)    Amortization charge was recognized in the amount of ARS 6,455 and ARS 6,179 under "Costs", in the amount of ARS 2,532 and ARS 2,900 under "General and administrative expenses" and ARS 645 and ARS 510 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 22,773 and ARS 21,826 were capitalized as part of biological assets’ cost.

(iii)   Corresponds to the plantation of sugarcane with a useful life of more than one year.

(iv)   See Note 4 Acquisition Nova Horizonte.

11.          Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2025 and 2024 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
As of June 30, 2023	3,080	16,797	12,130	32,007
Additions	-	1,044	224	1,268
Currency translation adjustment	-	(1,479)	-	(1,479)
Disposals	(104)	(3,886)	-	(3,990)
As of June 30, 2024	2,976	12,476	12,354	27,806
Additions	-	1,772	1,235	3,007
Currency translation adjustment	-	(662)	-	(662)
Transfers	-	163,301	-	163,301
Impairment (ii)	(301)	(18,824)	-	(19,125)
Disposals	(514)	(13,394)	(4)	(13,912)
As of June 30, 2025	2,161	144,669	13,585	160,415

	06.30.2025	06.30.2024
Non-current	124,720	27,233
Current	35,695	573
Total	160,415	27,806

(i) Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 11,471 and ARS 11,512 as of June 30, 2025 and 2024, respectively.

(ii) IRSA makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current fiscal year, the value of these assets recorded at their inflation-adjusted cost is ARS 57,107, while the net realizable value amounts to ARS 37,982, resulting in an impairment loss of ARS 19,125. The impairment charge has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 28).

12.          Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2025 and 2024 were as follows:

	Goodwill	Information systems and software	Future units to be received from barters and others	Total
Costs	6,812	21,854	53,508	82,174
Accumulated depreciation	-	(18,953)	(11,593)	(30,546)
Net book amount at June 30, 2023	6,812	2,901	41,915	51,628
Additions	20	2,723	11,270	14,013
Disposals	-	-	(331)	(331)
Transfers	-	-	38,218	38,218
Currency translation adjustment	(121)	(203)	-	(324)
Amortization charges (i)	-	(1,808)	(340)	(2,148)
Balance as of June 30, 2024	6,711	3,613	90,732	101,056
Costs	6,711	24,374	102,665	133,750
Accumulated amortization	-	(20,761)	(11,933)	(32,694)
Net book amount at June 30, 2024	6,711	3,613	90,732	101,056
Additions	1	3,182	796	3,979
Disposals	(12)	(2)	-	(14)
Transfers	-	2,446	(75,411)	(72,965)
Currency translation adjustment	(44)	(72)	-	(116)
Amortization charges (i)	-	(2,919)	(521)	(3,440)
Balance as of June 30, 2025	6,656	6,248	15,596	28,500
Costs	6,656	29,928	28,050	64,634
Accumulated amortization	-	(23,680)	(12,454)	(36,134)
Net book amount at June 30, 2025	6,656	6,248	15,596	28,500

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Amortization charge was recognized in the amount of ARS 1,925 and ARS 788 under "Costs", in the amount of ARS 1,501 and ARS 1,354 under "General and administrative expenses" and ARS 14 and ARS 6 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

13.          Rights of use of assets and lease liabilities

Below is the composition of the rights of use of the Group´s assets as of June 30, 2025 and June 30, 2024:

	06.30.2025	06.30.2024
Farmland	103,616	90,779
Convention center	4,426	12,006
Offices, shopping malls and other buildings	10,117	6,277
Machinery and equipment	3,877	2,454
Right-of-use assets	122,036	111,516
Non-current	122,036	111,516
Total	122,036	111,516

Changes in the Group´s rights of use during the fiscal year ended June 30, 2025 and June 30, 2024, were as follows:

	06.30.2025	06.30.2024
Beginning of the year	111,516	97,067
Additions	32,416	44,239
Incorporation by business combination (i)	9,581	-
Disposals	(9,939)	(98)
Depreciation charges	(27,628)	(25,556)
Currency translation adjustment	(4,407)	(9,014)
Valorization	10,497	4,878
End of the year	122,036	111,516

(i) See Note 4 Acquisition Nova Horizonte

Depreciation charge for rights of use is detailed below:

	06.30.2025	06.30.2024	06.30.2023
Farmland	21,735	21,877	30,509
Convention center	788	827	827
Offices, shopping malls and other buildings	1,857	1,749	992
Machinery and equipment	3,248	1,103	563
Depreciation charge of right-of-use assets (i)	27,628	25,556	32,891

(i) Amortization charge was recognized in the amount of ARS 1,623 and ARS 1,444 under "Costs", in the amount of ARS 553 and ARS 560 under "General and administrative expenses" and ARS 608 and ARS 569 under "Selling expenses" as of June 30, 2025 and 2024, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 24,844 and ARS 22,983 were capitalized as part of biological assets’ cost.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Other charges to income related to rights of use were as follows:

	06.30.2025	06.30.2024	06.30.2023
Lease liabilities interest	(1,778)	(2,713)	(3,373)
Results from short-term leases	(949)	(717)	(954)
Results from variable leases not recognized as lease liabilities	(13,690)	(8,597)	(4,321)
Gain from lease modification	1,982	-	-

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2025 and June 30, 2024:

	06.30.2025	06.30.2024
Farmland	110,941	94,729
Convention center	2,309	12,507
Offices, shopping malls and other buildings	7,056	3,990
Lease liabilities	120,306	111,226
Non-current	88,447	85,383
Current	31,859	25,843
Total	120,306	111,226

14.        Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2025 and 2024 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	Level 1
Balance as of June 30, 2023	46,076	8,987	32,457	56,047	870	594	145,031
Non-current (Production)	-	-	-	46,847	761	590	48,198
Current (Consumable)	46,076	8,987	32,457	9,200	109	4	96,833
Balance as of June 30, 2023	46,076	8,987	32,457	56,047	870	594	145,031
Transfers	(3,486)	3,486	-	-	-	-	-
Purchases	-	-	-	10,348	10	-	10,358
Initial recognition and changes in the fair value of biological assets (i)	-	12,857	4,432	(8,725)	(427)	-	8,137
Decrease due to harvest	-	(236,452)	(69,427)	-	-	-	(305,879)
Sales	-	-	-	(28,397)	(50)	-	(28,447)
Consumptions	-	-	-	(125)	(3)	(129)	(257)
Costs for the year	21,748	235,623	65,099	24,206	-	81	346,757
Foreign exchange	(42,690)	(5,271)	(5,635)	(1,770)	-	-	(55,366)
Balance as of June 30, 2024	21,648	19,230	26,926	51,584	400	546	120,334
Non-current (Production)	-	-	-	38,228	304	541	39,073
Current (Consumable)	21,648	19,230	26,926	13,356	96	5	81,261
Balance as of June 30, 2024	21,648	19,230	26,926	51,584	400	546	120,334
Purchases	-	-	-	20,919	35	-	20,954
Transfers	(3,205)	3,205	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	3,443	8,724	6,941	441	-	19,549
Decrease due to harvest	-	(200,126)	(73,417)	-	-	-	(273,543)
Sales	-	-	-	(37,376)	(23)	-	(37,399)
Consumes	-	-	-	(119)	(2)	(368)	(489)
Costs for the year	2,362	215,887	66,361	28,916	-	436	313,962
Currency translation adjustment	(11,883)	(352)	(1,041)	(857)	-	-	(14,133)
Balance as of June 30, 2025	8,922	41,287	27,553	70,008	851	614	149,235
Non-current (Production)	-	-	-	42,207	737	609	43,553
Current (Consumable)	8,922	41,287	27,553	27,801	114	5	105,682
Balance as of June 30, 2025	8,922	41,287	27,553	70,008	851	614	149,235

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)    Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 7,382 and ARS (9,152) for the fiscal years ended June 30, 2025 and 2024, respectively. For the fiscal years ended June 30, 2025 and 2024, amounts of ARS 8,103 and ARS (5,588), was attributable to price changes, and amounts of ARS (721) and ARS (3,564), was attributable to physical changes generated by production result, respectively.

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

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS (212,444) and ARS (222,766) for the years ended June 30, 2025 and 2024, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

Description	Valuation technique	Parameters	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category	-
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Argentina
Yields: 0.62 - 15.33 Tn/ha
Future of sale prices: 211,612 - 723,937 ARS/Tn
Operating cost: 72,159 - 530,375 ARS/ha
Brazil:
Yields: 101.6 Sacas/ha
Future of sale prices: 43.84 BRL/tn
Operating cost: 11.45 BRL/ha.
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Future of sale prices - Discount rate	Brazil:
Yields: 83.17 tn/ha
Future of sale prices: 133.79 BRL/tn.
Operating cost: 77.94 BRL/tn.

As of June 30, 2025 and 2024, the better and maximum use of biological assets shall not significantly differ from the current use.

Capitalized cost of production as of June 30, 2025, 2024 and 2023 are as follows:

	06.30.2025	06.30.2024	06.30.2023
Supplies and labors	226,034	256,466	268,886
Salaries, social security costs and other personnel expenses	15,232	17,158	16,109
Depreciation and amortization	47,617	44,809	47,364
Fees and payments for services	1,318	1,038	708
Maintenance, security, cleaning, repairs and others	2,363	2,517	2,268
Taxes, rates and contributions	526	338	487
Leases and service charges	254	200	176
Freights	2,814	1,899	2,476
Travelling, library expenses and stationery	1,992	1,890	1,832
Other expenses	15,376	20,361	17,784
	313,526	346,676	358,090

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

15.          Inventories

Breakdown of Group’s inventories as of June 30, 2025 and 2024 are as follows:

	06.30.2025	06.30.2024
Crops	98,659	72,875
Materials and supplies	76,884	86,885
Sugarcane	1,282	1,410
Agricultural inventories	176,825	161,170
Supplies for hotels	584	948
Total inventories	177,409	162,118

As of June 30, 2025 and 2024 the cost of inventories recognized as expense amounted to ARS 280,950 and ARS 344,532, respectively and have been included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income.

16.          Financial instruments by category

According to IFRS 7, the following note presents the financial assets and financial liabilities by category and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

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

Financial assets and financial liabilities as of June 30, 2025 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
	Level 1	Level 2
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	439,382	52,778	-	492,160	132,767	624,927
Investment in financial assets:
- Public companies’ securities	-	35,450	-	35,450	-	35,450
- Bonds	-	58,737	-	58,737	-	58,737
- Mutual funds	-	134,183	-	134,183	-	134,183
- Others	5,619	6,286	13,770	25,675	-	25,675
Derivative financial instruments:
- Commodities options contracts	-	1,198	-	1,198	-	1,198
- Commodities futures contracts	-	1,916	-	1,916	-	1,916
- Foreign-currency options contracts	-	4,127	-	4,127	-	4,127
- Swaps	-	-	1,912	1,912	-	1,912
- Others	-	97	-	97	-	97
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	193,178	-	-	193,178	-	193,178
- Short-term investments	-	57,677	-	57,677	-	57,677
Total assets	638,179	352,449	15,682	1,006,310	132,767	1,139,077

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
	Level 1
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	253,890	-	253,890	154,004	407,894
Borrowings (Note 22)	1,343,112	-	1,343,112	-	1,343,112
Derivative financial instruments:
- Commodities options contracts	-	2	2	-	2
- Commodities futures contracts	-	2,616	2,616	-	2,616
- Foreign-currency options contracts	-	162	162	-	162
- Foreign-currency future contracts	-	404	404	-	404
- Swaps	-	4,366	4,366	-	4,366
Lease liabilities (Note 13)	120,306	-	120,306	-	120,306
Total liabilities	1,717,308	7,550	1,724,858	154,004	1,878,862

Financial assets and financial liabilities as of June 30, 2024 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
	Level 1	Level 2	Level 3
June 30, 2024
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	381,205	60,137	-	-	441,342	126,969	568,311
Investment in financial assets:
- Public companies’ securities	123	24,484	-	-	24,607	-	24,607
- Bonds	-	75,391	-	-	75,391	-	75,391
- Mutual funds	-	90,897	387	-	91,284	-	91,284
- Others	7,689	19,058	-	35	26,782	-	26,782
Derivative financial instruments:
- Commodities options contracts	-	4,927	-	-	4,927	-	4,927
- Commodities futures contracts	-	2,118	-	-	2,118	-	2,118
- Foreign-currency options contracts	-	288	-	-	288	-	288
- Foreign-currency future contracts	-	268	-	-	268	-	268
- Swaps	-	-	1,452	-	1,452	-	1,452
- Options on companies	78	-	-	-	78	-	78
- Others	-	1,953	-	-	1,953	-	1,953
Restricted assets (i)	3,792	-	-	-	3,792	-	3,792
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	70,872	-	-	-	70,872	-	70,872
- Short-term investments	-	88,953	-	-	88,953	-	88,953
Total assets	463,759	368,474	1,839	35	834,107	126,969	961,076

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
	Level 1
June 30, 2024
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	269,698	-	269,698	149,442	419,140
Borrowings (Note 22)	1,146,779	-	1,146,779	-	1,146,779
Derivative financial instruments:
- Commodities options contracts	-	933	933	-	933
- Commodities futures contracts	-	1,890	1,890	-	1,890
- Foreign-currency options contracts	-	10,948	10,948	-	10,948
- Foreign-currency future contracts	-	5,180	5,180	-	5,180
- Swaps	-	2,302	2,302	-	2,302
Lease liabilities (Note 13)	111,226	-	111,226	-	111,226
Total liabilities	1,527,703	21,253	1,548,956	149,442	1,698,398

(i)    Corresponds to deposits in guarantee and escrows mainly for the payment of loans..

The following are details of the book value of financial instruments recognized, which were offset in the Consolidated Statement of Financial Position:

	06.30.2025			06.30.2024
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	535,005	(42,845)	492,160	454,069	(12,727)	441,342
Financial liabilities
Trade and other payables	296,735	(42,845)	253,890	282,425	(12,727)	269,698

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2025
Interest income	9,406	-	9,406
Other finance income	13	-	13
Interest and allowances generated by operating assets	7,431	-	7,431
Interest expenses	(69,861)	-	(69,861)
Lease liabilities interest	(1,778)	-	(1,778)
Foreign exchange, net	28,073	-	28,073
Fair value gain on financial assets at fair value through profit or gain	-	99,072	99,072
Gain from repurchase of Non-convertible Notes	731	-	731
Gain on financial instruments derived from commodities	-	10,994	10,994
Loss from derivative financial instruments (except commodities)	-	(14,403)	(14,403)
Other financial costs	(15,112)	-	(15,112)
Net result (i)	(41,097)	95,663	54,566

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	91,081	-	91,081
Interest and allowances generated by operating assets	28,295	-	28,295
Interest expenses	(82,200)	-	(82,200)
Lease liabilities interest	(2,713)	-	(2,713)
Foreign exchange, net	82,416	-	82,416
Fair value gain on financial assets at fair value through profit or gain	-	248,402	248,402
Gain from repurchase of Non-convertible Notes	341	-	341
Gain from commodity derivative financial instruments	-	15,532	15,532
Loss from derivative financial instruments (except commodities)	-	(67,247)	(67,247)
Other financial costs	(22,001)	-	(22,001)
Net result (i)	95,219	196,687	291,906

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2023
Interest income	11,390	-	11,390
Interest and allowances generated by operating assets	(7,626)	-	(7,626)
Interest expenses	(105,357)	-	(105,357)
Lease liabilities interest	(3,373)	-	(3,373)
Foreign exchange, net	103,985	-	103,985
Fair value gain on financial assets at fair value through profit or gain	-	44,898	44,898
Gain from repurchase of Non-convertible Notes	18,213	-	18,213
Gain from commodity derivative financial instruments	-	4,711	4,711
Gain from derivative financial instruments (except commodities)	-	15,332	15,332
Other financial costs	(17,283)	-	(17,283)
Net result (i)	(51)	64,941	64,890

(i)  Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ”Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2025 and 2024:

	Investments in financial assets - Others	Total
Balances at June 30, 2023	-	-
Additions and acquisitions	35	35
Balances at June 30, 2024	35	35
Gain for the year (i)	(35)	(35)
Balances at June 30, 2025	-	-

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i)  Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income

During the fiscal years ended June 30, 2025 and 2024, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-
Purchase option – Warrant (Others)	Black & Scholes with dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2025, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

As of June 30, 2025, the carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 22.

17.         Trade and other receivables

Group’s trade and other receivables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Trade, leases and services receivable (*)	391,345	358,584
Less: allowance for doubtful accounts	(6,352)	(5,966)
Total trade receivables	384,993	352,618
Prepayments	87,846	82,577
Borrowings, deposits and others	53,564	58,857
Guarantee deposits	93	99
Tax receivables	44,366	35,814
Others	47,713	32,380
Total other receivables	233,582	209,727
Total trade and other receivables	618,575	562,345

Non-current	175,727	197,534
Current	442,848	364,811
Total	618,575	562,345

(*)     Includes field sales credits, which are revalued based on the soybean price and the livestock weight measured in arrobas at each balance sheet date. The related impact in the Consolidated Statement of Income and Other Comprehensive Income is presented within “Financial results, net.

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

Trade accounts receivables are generally presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2025	06.30.2024
Beginning of the year	5,966	7,834
Additions (i)	1,869	1,781
Recovery (i)	(231)	(316)
Currency translation adjustment	635	4,132
Used during the year	(228)	(22)
Inflation adjustment	(1,659)	(7,443)
End of the year	6,352	5,966

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2025 and 2024 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	43,132	2,219	12,634	95,533	5,445	158,963	40.6%
Sale of properties and developments	-	-	-	172,075	-	172,075	44.0%
Agricultural products	-	-	-	59,400	907	60,307	15.4%
Total as of 06.30.2025	43,132	2,219	12,634	327,008	6,352	391,345	100.0%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	44,167	1,981	5,348	72,949	4,971	129,416	36.1%
Sale of properties and developments	-	-	-	188,960	-	188,960	52.7%
Agricultural products	-	-	-	39,213	995	40,208	11.2%
Total as of 06.30.2024	44,167	1,981	5,348	301,122	5,966	358,584	100.0%

18.          Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2025, 2024 and 2023:

	Note	06.30.2025	06.30.2024 Restated (i)	06.30.2023 Restated (i)
Profit for the year		224,366	148,839	406,477
Adjustments for:
Income tax	23	71,045	(86,261)	(376,685)
Amortization and depreciation	27	16,237	14,744	13,924
Loss / (gain) from disposal of trading properties		3,062	(5,309)	(15,492)
(Gain) / loss from disposal of property, plant and equipment		(168)	2,540	3,492
Realization of currency translation adjustment		-	-	(2,215)
Net (gain) / loss from fair value adjustment of investment properties		(19,075)	486,121	267,681
Gain from lease modification		(1,982)	-	-
Impairment of trading properties	28	19,125	-	-
(Gain) / loss from disposal of subsidiary and associates	28	(2,766)	1,903	-
Financial results, net		17,952	(264,498)	(59,131)
Provisions and allowances		25,237	35,543	94,341
Share of profit of associates and joint ventures	8	(26,890)	(45,943)	(8,183)
Management fees		9,081	12,945	24,823
Changes in net realizable value of agricultural products after harvest		(4,642)	(10,002)	13,148
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(61,866)	(33,543)	(35,601)
Gain from disposal of farmlands		(41,992)	(73,352)	(77,831)
Changes in operating assets and liabilities:
Increase in inventories		(30,433)	(33,538)	(12,535)
Decrease / (increase) in trading properties		4,105	(913)	476
Decrease in biological assets		78,592	91,600	116,247
(Increase) / decrease in trade and other receivables		(21,487)	139,686	59,201
Decrease in trade and other payables		(96,277)	(234,042)	(177,634)
Increase / (decrease) in salaries and social security liabilities		7,660	(13,448)	3,502
Decrease in provisions		(1,941)	(857)	(410)
Decrease in lease liabilities		(8,711)	(12,528)	(19,113)
Net variation in derivative financial instruments		1,480	7,523	(513)
Decrease in right of use assets		-	43	15
Net cash generated from operating activities before income tax paid		159,712	127,253	217,984

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
Increase in investment properties through an increase in trade and other payables	12,682	-	740
Decrease in investment properties through an increase in property, plant and equipment	14,146	17,335	4,454
Currency translation adjustment and other comprehensive results from associates and joint ventures	17,237	41,094	16,339
Other changes in shareholders' equity	3,426	26,447	39,507
Increase of non-convertible notes through a decrease in non-convertible notes	73,108	-	335,356
Increase in investment properties through a decrease in trading properties	-	-	2,996
Decrease in property, plant and equipment through an increase in investment properties	1,914	7,130	23,977
Increase in shareholders' equity through an increase in investment properties	446	8,174	6,169
Increase in deferred income tax liabilities through a decrease in shareholders' equity	156	2,136	1,782
Decrease in lease liabilities through a decrease in trade and other receivables	-	70	-
Decrease in lease liabilities through an increase in trade and other payables	460	-	-
Decrease in property, plant and equipment through an increase in shareholders' equity	-	-	1,377
Increase in investment properties through a decrease in investment in financial assets	22,693	-	-
Decrease in investment in financial assets through a decrease in trade and other payables	14,380	-	1,906
Decrease in investment in financial assets through an increase in trade and other receivables	2,722	-	-
Increase in property, plant and equipment through an increase in trade and other payables	989	13,637	39,061
Decrease in property, plant and equipment through an increase in trade and other receivables	32,895	2,893	15,425
Increase in investment in financial assets through an increase in borrowings	531	694	-
Decrease in shareholders' equity through a decrease in investment in financial assets	43,561	143,069	13,136
Increase in right of use assets through an increase in lease liabilities	23,774	49,115	49,799
Increase in investment in associates and joint ventures through a decrease in financial assets	2,285	-	-
Increase in intangible assets through a decrease in investment properties	2,446	38,218	6,589
Increase in intangible assets through an increase in trade and other payables	796	11,007	-
Increase in investments in financial assets through a decrease in trade and other receivables	-	396	3,083
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	18,701	7,523	26
Decrease in investment properties through an increase in trade and other receivables	1,331	4,212	-
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	2,190	-	-
Decrease in trading properties through an increase in trade and other receivables	3,206	-	-
Decrease in intangible assets through an increase in trading properties	75,411	-	761
Increase in investments in financial assets through an increase in trade and other payables	8,783	-	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	297	-	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	-	3,619	-
Increase in investment properties through a decrease in trade and other receivables	-	-	240
Increase in investment in associates and joint ventures through an increase in trade and other payables	-	-	160
Barter transaction investment properties	17	982	-
Decrease in investment properties through a decrease in investments in financial assets	-	-	404
Decrease in shareholders' equity through an increase in trade and other payables	5,946	9,267	990
Increase in investments in financial assets through a decrease in derivative financial instruments	108	-	-
Increase in shareholders' equity through a decrease in trade and other payables	-	1,390	-
Increase in borrowings through a decrease in trade and other payables	-	524	-
Decrease in borrowings through an increase in trade and other payables	3,299	-	-
Decrease in intangible assets through an increase in Investment properties	-	-	275
Decrease in borrowings through a decrease in trading properties	-	-	1,751
Decrease in shareholders' equity through a decrease in trade and other receivables	4,923	5,804	8,781
Decrease in investment properties through an increase in trading properties	87,890	-	-
Increase in intangible assets through an increase in payroll and social security liabilities	430	-	-
Decrease in investment in associates and joint ventures in borrowings through a decrease in trade and other payables	386	-	-

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

On October 28, 2024, the Board of Directors of CRESUD approved a new share repurchase program of the securities issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, pursuant to Article 64 of Law No. 26,831 and CNV regulations, for up to ARS 6,500 million and up to 10% of the share capital, subject to a daily limit of up to 25% of the average daily trading volume of the Company’s shares across all markets where they are listed, during the prior 90 trading days, and at a maximum price of USD 12 per GDS and ARS 1,500 per share. The repurchase term was set for up to 180 days, starting on the day following the publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On December 19, 2024, the Company announced the completion of the share repurchase program, having acquired in the local market 4,522,623 ordinary shares, representing approximately 99.98% of the approved program and 0.75% of the share capital.

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

Special reserve

On October 28, 2022 the Ordinary Shareholders’ Meeting, established a special reserve that amounts to ARS 261,305 as of June 30, 2024.

Dividends

On October 28, 2022 and April 27, 2023 the Ordinary and Extraordinary Shareholders' Meeting approved the distribution of a dividend to shareholders for up to ARS 3,100 million and ARS 21,900 million, respectively. As of the date of these financial statements, they were paid in full.

On October 5, 2023, the Ordinary and Extraordinary Shareholders' Meeting of CRESUD approved distribution the distribution of a cash dividend for the sum of ARS 22,000 million and a dividend in kind through the delivery of 22,090,627 shares nominal value ARS 10 per share of IRSA owned by the Company, amount restated by the settlement derived from the distribution of bonus shares and change of par value, by applying a conversion ratio that for each share of nominal value ARS 1 corresponded to 0.90780451408 shares of nominal value ARS 10, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75. In addition, on May 2, 2024 a new distribution of a cash dividend was approved for the sum of ARS 30,000).

On October 28, 2024, CRESUD held its Ordinary and Extraordinary Shareholders’ Meeting, where it was resolved to distribute a dividend to the Shareholders in proportion to their shareholdings, payable in cash for the amount of ARS 45,000 million. The dividend was fully paid as of the date of these financial statements.

The amounts are expressed in the currency defined as approved by the Ordinary and Extraordinary Shareholders’ Meeting.

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

20.          Trade and other payables

Group’s trade and other payables as of June 30, 2025 and 2024 were as follows:

	06.30.2025	06.30.2024
Trade payables	190,981	197,795
Advances from sales, leases and services (*)	83,307	85,993
Accrued invoices	21,815	18,014
Deferred income	565	659
Admission fees (*)	45,336	41,001
Deposits in guarantee	643	801
Total trade payables	342,647	344,263
Dividends payable to non-controlling interests	5,382	9,162
Tax payables	24,796	21,789
Director´s Fees	7,160	7,783
Management fees	8,947	13,132
Others	18,962	23,011
Total other payables	65,247	74,877
Total trade and other payables	407,894	419,140

Non-current	77,376	70,525
Current	330,518	348,615
Total	407,894	419,140

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

21.          Provisions

The Group is subject to claims, lawsuits and other legal proceedings in the ordinary course of business, including claims from clients where a third party seeks reimbursement or damages. The Group’s responsibility under such claims, lawsuits and legal proceedings cannot be estimated with certainty. From time to time, the status of each major issue is evaluated and its potential financial exposure is assessed. If the potential loss involved in the claim or proceeding is deemed probable and the amount may be reasonably estimated, a liability is recorded. The Group estimates the amount of such liability based on the available information and in accordance with the provisions of the IFRS accounting standards. If additional information becomes available, the Group will make an evaluation of claims, lawsuits and other outstanding proceedings, and will revise its estimates.

The following table shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of June 30, 2023	37,970	7	37,977
Additions (i)	11,759	-	11,759
Decreases (i)	(584)	-	(584)
Participation in the results	-	15	15
Inflation adjustment	(11,736)	-	(11,736)
Currency translation adjustment	(81)	-	(81)
Used during the year	(857)	-	(857)
As of June 30, 2024	36,471	22	36,493
Additions (i)	5,329	82	5,411
Decreases (i)	(1,954)	(35)	(1,989)
Participation in the results	-	93	93
Inflation adjustment	(619)	-	(619)
Currency translation adjustment	227	-	227
Used during the year	(1,941)	-	(1,941)
As of June 30, 2025	37,513	162	37,675

	06.30.2025	06.30.2024
Non-current	32,431	30,089
Current	5,244	6,404
Total	37,675	36,493

(i)     Additions and decreases are included in "Other operating results, net".

(ii)   Corresponds to the equity interest in Puerto Retiro and Agrofy in 2025 and 2024. Additions and decreases are included in "Share of profit / (loss) of associates and joint ventures".

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed the document requests and agreed to attempt to reach a consensus on certain facts of the case. In that hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all the documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. The Court has suggested that the parties engage in private negotiations or mediation to reach a settlement of the dispute; however, no dates have yet been set to commence such negotiations.

The Company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company’s legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these financial statements, the process is still ongoing.

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

On December 6, 2024, Cresud and Salta Forestal signed an agreement (which entered into force in January 2025), terminating all pending executive judicial and contentious-administrative proceedings between the parties. They agreed to the payment of the claimed royalties, the return of the surpluses seized from Cresud, and established guidelines for the settlement and payment of future royalties, thus resolving all disputes between the parties up to the date of the agreement.

22.          Borrowings

The breakdown and the fair value of the Group borrowings as of June 30, 2025 and 2024 was as follows:

	Book value		Fair value
	06.30.2025	06.30.2024	06.30.2025	06.30.2024
Non-convertible notes	1,101,673	1,026,693	1,094,559	995,222
Bank loans	208,780	59,609	208,780	59,609
Bank overdrafts	14,435	46,221	14,435	46,221
Others	18,224	14,256	18,224	14,256
Total borrowings	1,343,112	1,146,779	1,335,998	1,115,308

Non-current	807,352	663,070
Current	535,760	483,709
Total	1,343,112	1,146,779

As of June 30, 2025 and 2024, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 188,379 and ARS 157,481, respectively. These borrowings are mainly collateralized by trading properties of the Group (Note 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The maturity of the Group's borrowings is as follows:

	06.30.2025	06.30.2024

Capital:
Less than one year	510,491	454,899
Between 1 and 2 years	171,963	336,884
Between 2 and 3 years	188,438	186,985
Between 3 and 4 years	8,135	107,956
Between 4 and 5 years	69,604	10,154
More than 5 years	346,421	20,478
	1,295,052	1,117,356
Accrued interest:
Less than one year	25,269	28,810
Between 1 and 2 years	1,353	4
Between 2 and 3 years	17,954	-
Between 3 and 4 years	5	609
Between 4 and 5 years	-	-
More than 5 years	3,479	-
	48,060	29,423
	1,343,112	1,146,779

The following table shows a detail of evolution of borrowing during the years ended June 30, 2025 and 2024:

	06.30.2025	06.30.2024
Balance at the beginning of the year	1,146,779	1,357,396
Borrowings	871,196	456,477
Payment of borrowings	(584,461)	(445,457)
(Payment) / collection of short term loans, net	(11,201)	45,380
Incorporation by business combination (i)	6,644	-
Interests paid	(95,356)	(178,537)
Accrued interests	85,359	198,268
Currency translation adjustment and exchange differences, net	102,213	300,346
Inflation adjustment	(177,378)	(589,079)
Reclassifications and other movements	(683)	1,985
Balance at the end of the year	1,343,112	1,146,779

(i) See Note 4 Acquisition Nova Horizonte

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2025 and 2024:

	06.30.2025
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	25,231	-	-	25,231
Brazilian Reais	-	61,441	-	61,441
US Dollar	1,115,445	27,649	1,680	1,144,774
Subtotal fixed-rate borrowings	1,140,676	89,090	1,680	1,231,446
Floating rate:
Brazilian Reais	-	111,275	-	111,275
US Dollar	391	-	-	391
Subtotal floating rate borrowings	391	111,275	-	111,666
Total borrowings	1,141,067	200,365	1,680	1,343,112

	06.30.2024
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	54,174	-	-	54,174
Brazilian Reais	-	42,425	-	42,425
US Dollar	819,175	1,818	5,289	826,282
Subtotal fixed-rate borrowings	873,349	44,243	5,289	922,881
Floating rate:
Argentine Peso	103,660	-	-	103,660
Brazilian Reais	-	120,238	-	120,238
Subtotal floating rate borrowings	103,660	120,238	-	223,898
Total borrowings	977,009	164,481	5,289	1,146,779

The following describes the debt issuances made by the Group for the years ended June 30, 2025, and 2024:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XLIII	jan-24	ARS 19,886.02	1/17/2025	Badlar + 0.00%	At expiration	Quarterly
CRESUD	Series XLIV	jan-24	USD 39.77	1/17/2027	6.00%	At expiration	Semi-annually
CRESUD	Series XLV	apr-24	USD 10.20	8/22/2026	6.00%	At expiration	Semi-annually and last one quarterly
CRESUD	Series XLVI	jul-24	USD 28.55	7/18/2027	1.50%	At expiration	Semi-annually
CRESUD	Series XLVII	nov-24	USD 64.42	11/15/2028	7.00%	At expiration	Semi-annually
IRSA	Series XVIII	feb-24	USD 21.41	2/28/2027	7.00%	At expiration	Semi-annually
IRSA	Series XIX	feb-24	ARS 26,203.85	2/28/2025	Badlar + 0.99%	At expiration	Quarterly
IRSA	Series XX	jun-24	USD 23.02	6/10/2026	6.00%	At expiration	Semi-annually
IRSA	Series XXI	jun-24	ARS 17,012.71	6/10/2025	Badlar + 4.50%	At expiration	Quarterly
IRSA	Series XXII	oct-24	USD 15.80	10/23/2027	5.75%	At expiration	Semi-annually
IRSA	Series XXIII	oct-24	USD 51.47	10/23/2029	7.25%	At expiration	Semi-annually
IRSA	Series XXIV	mar-25	USD 300.45	3/31/2035	8.00%	33% march-33 - 33% march-34 y 34% march-35	Semi-annually

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Series XLVII Notes - CRESUD

On November 15, 2024, the Company issued Notes on the local market for a total amount of USD 64.4 million. Below are the main characteristics of the issuance:

•     Series XLVII Notes: Denominated in dollars for a total amount of USD 64.4 million at a fixed rate of 7.0%, with semiannual interest payments. The principal will be repaid in one instalment on the maturity date, November 15, 2028. The issuance price was 100% of the nominal value.

Local Notes Issuance – Series XXII & XXIII Notes - IRSA

On October 23, 2024, IRSA informed the results of the auction for two series of notes on the local market for a total amount of USD 67.3 million through the following instruments:

•       Series XXII: Denominated in dollars for USD 15.8 million, with 5.75% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2027. The issuance price will be 100.0%.

•       Series XXIII: Denominated in dollars for USD 51.5 million, with 7.25% interest rate and semiannual interests’ payments (except for the first payment on July 23, 2025, and the last payment at maturity). The Capital amortization will be 100% at maturity, on October 23, 2029. The issuance price will be 100.0%.

Series XXIV Notes - IRSA

On March 31, 2025, IRSA issued Series XXIV Notes for a nominal value of USD 300 million.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. The principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

Of the amount issued, USD 242.2 million were subscribed in cash at an issuance price of 96.903% of the nominal value.

Additionally, USD 57.8 million resulted from the early exchange of Series XIV Notes, which had an early exchange consideration of 1.04 times the exchanged amount. Later, on April 11, 2025, because of the late exchange, USD 0.45 million were issued, with an exchange consideration of 1.0 times the exchanged amount. In the settlements corresponding to the exchange, accrued interest on Series XIV Notes was paid up to the issuance and settlement date, as applicable in each case.

On the settlement dates (early and late) of the exchange, partial cancellations of Series XIV Notes were made, leaving an outstanding amount of USD 85.2 million (on June 22, 2024, the first amortization of 17.5% was paid).

The Class XXIV Notes include certain financial covenants related to the incurrence of additional debt, restricted payments, limitations on transactions with affiliates, among others.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Submission of income tax presentation

In fiscal years 2022, 2023 and 2024, the Company filed its income tax return with the Argentine Tax Authorities applying the systemic and comprehensive inflation adjustment mechanism, as detailed below:

•	Restating tax depreciations pursuant to Articles 87 and 88 for assets acquired or constructed prior to July 1, 2018;
•	Adjusting the tax basis of real estate assets acquired or constructed prior to July 1, 2018 and sold in the year, in accordance with Article 63;
•	Adjusting all tax loss carryforwards from prior fiscal years, following the methodology set forth in Article 25;
•	Adjusting the cost of inventories (breeding livestock and sowing) as established in Articles 56 and 57; all the aforementioned articles belong to the Argentine Income Tax Law (as restated in 2019);
•	Adjusting the tax basis of shares acquired prior to July 1, 2018 and sold during the year in accordance with Article 65.

Together with the aforementioned tax returns, the Company filed a multi-note form informing the application of such mechanisms, arguing that the effective tax rate would represent a percentage exceeding reasonable limits of taxation, thereby giving rise to a confiscatory situation in violation of Article 17 of the Argentine National Constitution (pursuant to the doctrine of the ruling “Candy S.A. v. AFIP et al. on Writ of Amparo”, judgment dated July 3, 2009, Fallos 332:1571, and subsequent precedents).

As of the issuance date of these financial statements, there are judicial precedents consistent with the Company’s position: the Candy ruling and the Supreme Court of Justice ruling in the case “Telefónica de Argentina S.A. et al. v. EN – AFIP – DGI on Dirección General Impositiva.”

Under the same criterion applied in the tax returns filed in the years mentioned, the provision for income tax for fiscal year 2025 was recorded.”

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

The details of the Group’s income tax, is as follows:

	06.30.2025	06.30.2024	06.30.2023
Current income tax (i)	(87,733)	(33,858)	75,078
Deferred income tax	16,688	120,119	301,607
Income tax (i)	(71,045)	86,261	376,685

(i) Includes reversal of the income tax provision. See “Submission of income tax presentation”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	0% - 25%
Bolivia	25%
USA	0% - 21%
Bermudas	0%
Israel	23% - 24%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2025, 2024 and 2023:

	06.30.2025	06.30.2024	06.30.2023
Tax calculated at the tax rates applicable to profit in the respective countries (i)	(144,726)	(12,705)	(10,393)
Permanent differences:
Tax inflation adjustment	(22,337)	(123,056)	33,451
Share of profit of associates and joint ventures	11,678	32,478	18,146
Result from sale of participation in associates and joint ventures	(12,265)	(362)	15
Difference between provision and affidavit (ii)	(3,740)	(25)	56,745
Fiscal transparency	(36,805)	(5,230)	(7,081)
Recovery of unrecognized tax loss carry-forwards	56,819	2,974	9,596
Non-taxable profit	32,927	54,823	1,476
Others	10,946	(9,593)	5,670
Inflation adjustment permanent difference	36,458	146,957	269,060
Income tax	(71,045)	86,261	376,685

(i) The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2025, 2024 and 2023, the tax rate in the Argentine Republic was 35%.

(ii)  Includes reversal of the income tax provision. See “Submission of income tax presentation”.

Deferred tax assets and liabilities of the Group as of June 30, 2025 and 2024 will be recovered as follows:

	06.30.2025	06.30.2024
Deferred income tax assets to be recovered after more than 12 months	84,818	103,285
Deferred income tax assets to be recovered within 12 months	41,531	41,319
Deferred income tax assets	126,349	144,604
Deferred income tax liabilities to be recovered after more than 12 months	(850,113)	(901,535)
Deferred income tax liabilities to be recovered within 12 months	(126,909)	(119,202)
Deferred income tax liabilities	(977,022)	(1,020,737)
Total deferred income tax liabilities, net	(850,673)	(876,133)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2025 and 2024, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2025
Assets
Trade and other payables	20,764	-	(2,533)	-	18,231
Tax loss carry-forwards	88,959	(2,931)	(26,507)	-	59,521
Others	34,650	(1,142)	14,597	-	48,105
Borrowings	231	-	261	-	492
Subtotal assets	144,604	(4,073)	(14,182)	-	126,349
Liabilities
Investment properties and property, plant and equipment	(809,431)	11,106	(25,744)	(178)	(824,247)
Biological assets	(28,124)	637	3,786	-	(23,701)
Trade and other receivables	(2,430)	-	(5,414)	-	(7,844)
Investments	(17,980)	-	(5,131)	-	(23,111)
Intangible assets	(19,604)	-	16,674	-	(2,930)
Tax inflation adjustment	(105,526)	-	66,424	-	(39,102)
Inventories	(21,969)	1,463	(5,397)	-	(25,903)
Others	(15,673)	(183)	(14,328)	-	(30,184)
Subtotal liabilities	(1,020,737)	13,023	30,870	(178)	(977,022)
Liabilities, net	(876,133)	8,950	16,688	(178)	(850,673)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2024
Assets
Trade and other payables	28,932	-	(8,168)	-	20,764
Tax loss carry-forwards	45,324	(5,868)	49,503	-	88,959
Others	28,102	(2,958)	9,506	-	34,650
Borrowings	202	-	29	-	231
Subtotal assets	102,560	(8,826)	50,870	-	144,604
Liabilities
Investment properties and property, plant and equipment	(972,168)	14,387	151,190	(2,840)	(809,431)
Biological assets	(17,259)	116	(10,981)	-	(28,124)
Trade and other receivables	(5,568)	-	3,138	-	(2,430)
Investments	(13,489)	-	(4,491)	-	(17,980)
Intangible assets	(9,128)	-	(10,476)	-	(19,604)
Tax inflation adjustment	(54,389)	-	(51,137)	-	(105,526)
Inventories	(19,441)	3,948	(6,476)	-	(21,969)
Others	(13,891)	(264)	(1,518)	-	(15,673)
Subtotal liabilities	(1,105,333)	18,187	69,249	(2,840)	(1,020,737)
Liabilities, net	(1,002,773)	9,361	120,119	(2,840)	(876,133)

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

As of June 30, 2025, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2025	Date of generation	Due date
Argentina	10,724	2021	2026
Argentina	4,141	2022	2027
Argentina	404	2023	2028
Argentina	20,010	2024	2029
Argentina	6,049	2025	2030
Brazil	66,092	2019-2024	Do not expire
Total cumulative tax loss carry-forwards	107,420

The Group assesses the realizability of deferred income tax assets, by considering whether it is probable that some portion or all of the deferred income tax assets will not be realized. In order to make this assessment, Management considers the scheduled reversal of deferred income tax liabilities, projected business and tax planning strategies.

On this basis, it is estimated that as of June 30, 2025, all deferred tax assets and tax credits will be realized.

The Group did not recognize deferred income tax assets (tax loss carry forwards) of ARS 10,855 and ARS 52,471 as of June 30, 2025 and 2024, respectively. Although management estimates that the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s results of operations history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

With respect to Note 1 on the retroactive restatement of previously issued financial statements, the additional tax loss that would have been recognized in connection with management fees would have been provisioned together with the other previously recognized tax losses, and therefore has no impact on deferred tax or on income tax.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

24.         Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2025, 2024 and 2023 amounted to ARS 7,567, ARS 10,776 and ARS 8,807, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2025, 2024 and 2023 amounted to ARS 1,849, ARS 4,280 and ARS 2,630, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	36,242	19,952	15,561
Later than 1 year and not later than 5 years	30,511	38,322	21,694
More than 5 years	10,630	22,476	19,239
	77,383	80,750	56,494

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

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	53,738	58,795	62,495
Later than 1 year and not later than 5 years	51,081	45,770	62,247
More than 5 years	585	289	2,993
	105,404	104,854	127,735

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2025	06.30.2024	06.30.2023
No later than 1 year	2,574	3,477	2,735
Later than 1 year and not later than 5 years	4,655	9,217	6,740
More than 5 years	-	-	103
	7,229	12,694	9,578

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

25.           Revenues

	06.30.2025	06.30.2024	06.30.2023
Crops	212,746	267,407	299,032
Sugarcane	71,980	66,034	63,076
Cattle	44,721	35,545	27,717
Supplies	51,454	55,496	52,758
Consignment	29,468	36,696	37,283
Advertising and brokerage fees	21,997	23,417	28,167
Agricultural rental and other services	13,836	16,851	16,286
Income from sales and services from agricultural business	446,202	501,446	524,319
Trading properties and developments	10,864	9,628	19,722
Rental and services	392,512	362,475	364,737
Hotel operations, tourism services and others	64,579	85,810	77,496
Income from sales and services from urban properties and investment business	467,955	457,913	461,955
Total revenues	914,157	959,359	986,274

26.            Costs

	06.30.2025	06.30.2024	06.30.2023
Other operative costs	390	320	385
Cost of property operations	390	320	385
Crops	172,437	235,306	248,995
Sugarcane	63,036	58,735	66,698
Cattle	37,399	28,447	23,972
Supplies	45,477	50,491	49,321
Consignment	38,577	13,076	21,541
Advertising and brokerage fees	21,880	21,681	17,786
Agricultural rental and other services	7,567	10,776	8,807
Cost of sales and services from agricultural business	386,373	418,512	437,120
Trading properties and developments	16,769	7,086	5,426
Rental and services	124,075	105,058	114,883
Hotel operations, tourism services and others	43,135	40,335	39,433
Cost of sales and services from sales and services from urban properties and investment business	183,979	152,479	159,742
Total costs	570,742	571,311	597,247

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

27.          Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2025, 2024 and 2023.

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	239,000	-	-	239,000
Salaries, social security costs and other personnel expenses	86,515	56,193	8,794	151,502
Fees and payments for services	46,115	12,335	2,764	61,214
Cost of sale of goods and services	94,262	-	-	94,262
Maintenance, security, cleaning, repairs and others	53,718	8,821	128	62,667
Taxes, rates and contributions	12,640	3,975	25,322	41,937
Advertising and other selling expenses	15,916	116	4,785	20,817
Freights	32	4	27,367	27,403
Director's fees	-	20,224	-	20,224
Depreciation and amortization	11,157	3,814	1,266	16,237
Leases and service charges	3,953	1,242	69	5,264
Travelling, library expenses and stationery	2,294	1,738	1,197	5,229
Supplies and labors	2,730	1	4,208	6,939
Other expenses	1,105	415	2,607	4,127
Bank expenses	171	2,064	8	2,243
Conditioning and clearance	-	-	2,921	2,921
Interaction and roaming expenses	1,134	60	25	1,219
Allowance for doubtful accounts, net	-	-	1,638	1,638
Total expenses by nature as of 06.30.2025	570,742	111,002	83,099	764,843

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	273,962	-	-	273,962
Salaries, social security costs and other personnel expenses	76,618	55,490	8,236	140,344
Fees and payments for services	63,143	15,367	3,701	82,211
Cost of sale of goods and services	66,423	-	-	66,423
Maintenance, security, cleaning, repairs and others	45,093	7,332	109	52,534
Taxes, rates and contributions	8,699	6,208	30,894	45,801
Advertising and other selling expenses	17,049	119	3,834	21,002
Freights	49	520	23,161	23,730
Director's fees	-	22,903	-	22,903
Depreciation and amortization	9,527	4,126	1,091	14,744
Leases and service charges	2,986	1,309	115	4,410
Travelling, library expenses and stationery	2,218	1,717	956	4,891
Supplies and labors	2,397	-	5,276	7,673
Other expenses	1,407	567	2,278	4,252
Bank expenses	256	2,570	-	2,826
Conditioning and clearance	-	-	3,042	3,042
Interaction and roaming expenses	1,484	71	29	1,584
Allowance for doubtful accounts, net	-	-	1,465	1,465
Total expenses by nature as of 06.30.2024	571,311	118,299	84,187	773,797

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	295,317	-	-	295,317
Salaries, social security costs and other personnel expenses	75,072	53,880	7,100	136,052
Fees and payments for services	57,135	14,443	5,872	77,450
Cost of sale of goods and services	70,552	-	-	70,552
Maintenance, security, cleaning, repairs and others	43,359	7,864	80	51,303
Taxes, rates and contributions	10,467	3,840	29,361	43,668
Advertising and other selling expenses	24,345	92	1,909	26,346
Freights	29	14	20,770	20,813
Director's fees	-	53,111	-	53,111
Depreciation and amortization	8,937	4,431	556	13,924
Leases and service charges	4,123	1,591	158	5,872
Travelling, library expenses and stationery	1,989	1,498	911	4,398
Supplies and labors	3,470	-	90	3,560
Other expenses	1,128	945	180	2,253
Bank expenses	191	2,135	58	2,384
Conditioning and clearance	-	-	2,143	2,143
Interaction and roaming expenses	1,133	52	20	1,205
Allowance for doubtful accounts, net	-	-	1,010	1,010
Total expenses by nature as of 06.30.2023	597,247	143,896	70,218	811,361

28.           Other operating results, net

	06.30.2025	06.30.2024	06.30.2023
Gain from commodity derivative financial instruments	10,994	15,532	4,711
Gain / (loss) from sale of property, plant and equipment	168	(2,540)	(3,492)
Impairment of trading properties	(19,125)	-	-
Realization of currency translation adjustment (i)	-	-	2,215
Gain / (loss) from sale of associates and joint ventures	2,766	(1,903)	-
Donations	(1,309)	(1,219)	(1,956)
Lawsuits and other contingencies	(3,375)	(11,175)	(40,220)
Interest and allowances generated by operating assets	7,431	28,295	(7,626)
Administration fees	1,112	621	603
Others	(3,656)	2,189	(408)
Total other operating results, net	(4,994)	29,800	(46,173)

(i)           Corresponds to Condor, Real Estate Investment Group VII LP and Jiwin S.A’s liquidation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

29.           Financial results, net

	06.30.2025	06.30.2024	06.30.2023
Financial income
Interest income	9,406	91,081	11,390
Other finance income	13	-	-
Total financial income	9,419	91,081	11,390
Financial costs
Interest expense	(71,639)	(84,913)	(108,730)
Other financial costs	(9,653)	(17,551)	(14,092)
Total finance costs	(81,292)	(102,464)	(122,822)
Other financial results:
Foreign exchange, net	28,073	82,416	103,985
Fair value gain from financial assets and liabilities at fair value through profit or loss	99,072	248,402	44,898
Gain from repurchase of non-convertible notes	731	341	18,213
(Loss) / gain from derivative financial instruments (except commodities)	(14,403)	(67,247)	15,332
Others	(5,459)	(4,450)	(3,191)
Total other financial results	108,014	259,462	179,237
Inflation adjustment	11,435	(39,527)	59,590
Total financial results, net	47,576	208,552	127,395

30.            Earnings per share

(a)      Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Group and held as treasury shares.

	06.30.2025	06.30.2024 Restated (ii)	06.30.2023 Restated (ii)
Profit for the year attributable to equity holders of the parent	96,148	127,197	228,761
Weighted average number of common shares outstanding	598	592	602
Basic earnings per share (i)	160.81	214.71	380.00

(i) Earnings per share as of June 30, 2023 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

(ii) See Note 1 to these Consolidated Financial Statements.

(b)      Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	06.30.2025	06.30.2024 Restated (ii)	06.30.2023 Restated (ii)
Profit for the year per share attributable to equity holders of the parent	96,148	127,197	228,761
Weighted average number of common shares outstanding	662	702	685
Diluted earnings per share (i)	145.22	181.25	333.96

(i) Earnings per share as of June 30, 2023 show the comparative impact in the capital increases, where there was no corresponding change in the entity’s resources.

(ii)  See Note 1 to these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between the weighted average number of ordinary shares outstanding and the weighted average number of diluted ordinary shares, considered for the calculation of earnings per share:

	06.30.2025	06.30.2024	06.30.2023
Weighted average number of shares outstanding	598	592	602
Concepts that affect dilution	64	110	83
Weighted average number of common shares diluted	662	702	685

31.           Employee benefits and share-based payments

Incentive Plan

In September 2011, the Group established a share-based incentive plan aimed at certain employees, directors, and members of the senior management of IRSA and Cresud. Under this plan, during fiscal years 2011, 2012, and 2013, the beneficiaries were entitled to receive shares of IRSA and Cresud based on a percentage of their annual bonus, subject to the fulfillment of certain conditions, including the requirement to remain employed for at least five years.

These shares are classified as treasury stock of IRSA and Cresud and are transferred to the beneficiaries who have met the required conditions once they leave the Company, provided that their termination is not for just cause by the Company. Nevertheless, until such termination occurs, the beneficiaries are entitled to the economic rights of said shares, while the political rights are exercised by the trust holding ownership of the assigned shares.

The evolution of the shares allocated to the plan’s beneficiaries and delivered during fiscal years 2025, 2024, and 2023 is as follows:

	06.30.2025	06.30.2024	06.30.2023
At the beginning	2,824,904	3,214,409	3,583,343
Delivered	(147,122)	(389,505)	(368,934)
At the end	2,677,782	2,824,904	3,214,409

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

Contributions made by the Group under the Plan amount to ARS 3,970 and ARS 2,717 for the fiscal years ended June 30, 2025 and 2024, respectively.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Employee long-term incentive - BrasilAgro

On October 2, 2017, the General Shareholders' Meeting of BrasilAgro approved the creation of a long-term share-based incentive plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants are entitled to receive a specified number of shares if they remain with the Company during the consolidation period and meet certain key performance indicators (“KPIs”).

The ILPA Plan provides that the Board of Directors has broad powers to implement it. The shares granted under the ILPA Plan cannot, at any time, exceed the cumulative limit of 2% of the shares issued by the Company.

Shares are granted if participants remain with the Company until the end of the consolidation period and meet certain KPIs. The valuation of the AGRO3 share price is one of the pillars of the program, and if a minimum percentage is not achieved, participants will not be entitled to receive shares. If the share price KPI is met, the number of shares granted will be divided into three ranges based on the level of achievement of the other three KPIs, adjusted for dividends per share distributed during the consolidation period. The performance indicators also include, in addition to the AGRO3 share price, operating profitability, land sales, and resource capitalization.

Continuing with the share-based compensation program, on July 1, 2023, the third ILPA Plan was initiated, with a fair value of the benefit estimated between BRL 13.34 and BRL 15.94 per share, depending on the participant’s profile, with a term of three years. For the determination of the fair value of the benefit, the AGRO3 share price at the grant date was considered, and the probable price range at the end of the consolidation period was projected. Expenses are adjusted based on this review, and the effects are recognized prospectively.

The ILPA Plan is accounted for in accordance with IFRS 2, as the Company receives services from participants and, in return, agrees to deliver its own shares. As of June 30, 2025, the accumulated expenses under the Plan amounted to BRL 3 million.

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

Some of the Group's Directors are hired under the Employment Contract Act N° 20,744. This Act rules on certain conditions of the work relationship, including remuneration, salary protection, working hours, vacations, paid leaves, minimum age requirements, workmen protection and forms of suspension and contract termination. The remuneration of directors for each fiscal year is based on the provisions established by the Act N° 19,550, taking into consideration whether such directors perform technical-administrative functions and depending on the results recorded by the Company during the fiscal year. Once such amounts are determined, they should be approved by the Shareholders’ Meeting.

Senior Management remuneration

The members of the Senior or Top Management are appointed and removed by the Board of Directors and perform functions in accordance with the instructions delivered by the Board itself.

The Society’s Senior Management is composed of as follows:

Name	Date of birth	Position	Current position since
Alejandro G. Elsztain	03/31/1966	General Manager	1994
Diego Chillado Biaus	09/15/1978	General Manager of Livestock Operations and Specialties in Argentina	2022
Matías I. Gaivironsky	02/23/1976	Administrative and Financial Manager	2011

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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2025 amounts to ARS 267.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Under this agreement, the companies entrusted an external consultant with the semiannual review and evaluation of the criteria used in the process of liquidating corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, through the preparation of a semi-annual report.

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

In addition, the Group leases various spaces in shopping centers (such as retail units, stands, storage units, or advertising spaces) to third parties and related parties, such as BHSA.

Lease agreements entered into with associates included similar provisions and amounts to those included in agreements with third parties.

Donations granted to Fundación IRSA, Fundación Puerta 18 and Fundación Museo de los Niños

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

Fundación Puerta 18 is a non-profit organization created in 2016 by Fundación IRSA. It is a free space for artistic and technological creation for young people between 13 and 24 years old. Through a non-formal education approach, it fosters the development of skills, vocations, and talents in young people by means of the multiple resources offered by technology.

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

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, we have entered into agreements with BHSA, which provides collection services for our shopping malls.

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

As regards the Consulting Agreement, in consideration for its services we pay CAMSA an annual fee equal to 10% of our annual net income after tax from our separate statement of income. During the years ended as of June 30, 2025, 2024 and 2023, ARS (9,081), ARS (12,945) and ARS (24,823) were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If we revoke the Consulting Agreement without cause, we will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary presentation of the balances with related parties as of June 30, 2025 and 2024:

Item	06.30.2025	06.30.2024
Trade and other receivables	53,669	48,967
Investments in financial assets	4,988	5,274
Trade and other payables	(28,823)	(34,232)
Borrowings	(855)	(728)
Total	28,979	19,281

Related party	06.30.2025	06.30.2024	Description of transaction	Item
New Lipstick	292	307	Reimbursement of expenses receivable	Trade and other receivables
Comparaencasa Ltd.	2,610	2,765	Other investments	Investments in financial assets
	365	347	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	51	54	Leases and/or right of use assets receivable	Trade and other receivables
	18,701	6,596	Dividends	Trade and other receivables
La Rural S.A.	1,885	1,917	Canon	Trade and other receivables
	(493)	(3)	Other payables	Trade and other payables
	5	22	Other receivables	Trade and other receivables
	(1)	-	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	16	17	Loans granted	Trade and other receivables
	(855)	(728)	Borrowings	Borrowings
	9	40	Management fees receivable	Trade and other receivables
	(69)	(29)	Other payables	Trade and other payables
	51	15	Other receivables	Trade and other receivables
Total associates and joint ventures	22,568	11,321
CAMSA and its subsidiaries	(8,947)	(13,132)	Management fee payables	Trade and other payables
	-	(4)	Reimbursement of expenses	Trade and other payables
Yad Levim LTD	24,739	24,638	Loans granted	Trade and other receivables
Galerias Pacifico	-	4,530	Loans granted	Trade and other receivables
	3	4	Other receivables	Trade and other receivables
Sutton	6,120	5,666	Loans granted	Trade and other receivables
	(101)	(107)	Other payables	Trade and other payables
Rundel Global LTD	2,378	2,509	Other investments	Investments in financial assets
Sociedad Rural Argentina	(9,734)	(12,846)	Other payables	Trade and other payables
Other related parties	1,395	1,422	Other receivables	Trade and other receivables
	(2,008)	(229)	Other payables	Trade and other payables
	36	81	Reimbursement of expenses receivable	Trade and other receivables
	(200)	-	Dividends payable	Trade and other payables
	(99)	(79)	Legal services	Trade and other payables
Total other related parties	13,582	12,453
IFISA	-	3,310	Financial operations receivables	Trade and other receivables
Total direct parent company	-	3,310
Directors and Senior Management	(7,171)	(7,803)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(7,171)	(7,803)
Total	28,979	19,281

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Agrouranga S.A..

The following is a summary of the results with related parties for the years ended June 30, 2025, 2024 and 2023:

Related party	06.30.2025	06.30.2024	06.30.2023	Description of transaction
BHN Vida S.A.	-	(34)	(17)	Financial operations
BHN Seguros Generales S.A.	-	(12	(7)	Financial operations
Comparaencasa Ltd.	(64)	2,179	389	Financial operations
Other associates and joint ventures (i)	(344)	75	(326)	Leases and/or right of use assets
	476	385	477	Corporate services
	27	297	362	Financial operations
Total associates and joint ventures	95	2,890	878
CAMSA and its subsidiaries	(9,081)	(12,945)	(24,823)	Management fee
Rundel Global LTD	-	4,519	683	Financial operations
Yad Levim LTD	1,379	1,306	1,114	Financial operations
Sociedad Rural Argentina	1,697	5,443	349	Financial operations
Other related parties	(261)	(269)	(6)	Leases and/or rights of use
	(1,122)	(1,418)	(63)	Fees and remunerations
	116	86	(1,114)	Corporate services
	(707)	(802)	(927)	Legal services
	(201)	(517)	(980)	Financial operations
	(704)	(1,418)	(119)	Donations
	1,010	1,663	1,522	Income from sales and services from agricultural business
Total other related parties	(7,874)	(4,352)	(24,364)
IFISA	18	7	166	Financial operations
Total Parent Company	18	7	166
Directors	(20,224)	(22,903)	(53,111)	Management fee
Senior Management	(1,210)	(573)	(1,259)	Compensation of Directors and senior management
Total Directors and Senior Management	(21,434)	(23,476)	(54,370)
Total	(29,195)	(24,931)	(77,690)

(i) Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality and Agrouranga S.A..

The following is a summary of the transactions with related parties for the years ended June 30, 2025 and 2024:

Related party	06.30.2025	06.30.2024	Description of transaction
Puerto Retiro	(35)	-	Irrevocable contributions
Total irrevocable contributions	(35)	-
Agro-Uranga S.A.	613	1,322	Dividends received
Uranga Trading S.A.	-	174	Dividends received
BHSA	20,779	19,852	Dividends received
Cyrsa S.A.	618	-	Dividends received
Viflor	-	57	Dividends received
Nuevo Puerto Santa Fe S.A.	387	616	Dividends received
La Rural S.A.	4,960	2,027	Dividends received
Total dividends received	27,357	24,048
Quality	-	(36,195)	Sale of shares
Total sale of shares	-	(36,195)

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

33.           Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2025	06.30.2024	06.30.2023
Inventories at the beginning of the year	80,543	28,754	109,297	112,444	104,063
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	32,897	-	32,897	(2,491)	11,732
Changes in the net realizable value of agricultural products after harvest	4,642	-	4,642	10,002	(13,136)
Currency translation adjustment	33,041	(662)	32,379	(42,824)	(1,919)
Transfers	-	163,301	163,301	-	(2,238)
Impairment	-	(19,125)	(19,125)	-
Harvest	302,799	-	302,799	393,886	368,993
Acquisitions and classifications	236,748	172,710	409,458	384,518	427,162
Consume	(56,029)	-	(56,029)	(41,688)	(61,686)
Inventories at the end of the year	(248,268)	(160,999)	(409,267)	(242,856)	(236,109)
Cost as of 06.30.2025	386,373	183,979	570,352	-	-
Cost as of 06.30.2024	418,512	152,479	-	570,991	-
Cost as of 06.30.2023	437,120	159,742	-	-	596,862

(i) Includes biological assets (see Note 14)

(ii) Includes trading properties (see Note 11)

34.         Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	06.30.2025	06.30.2024
Assets
Trade and other receivables
US Dollar	120.048	1,196.00	143,578	116,006
Brazilian Reais	-	-	-	3,764
Euros	0.010	1,406.62	14	14
Uruguayan pesos	-	-	-	29
Trade and other receivables related parties
US Dollar	27.257	1,205.00	32,845	26,675
Total Trade and other receivables			176,437	146,488
Investment in financial assets
US Dollar	119.087	1,196.00	142,428	145,237
New Israel Shekel	7.522	357.24	2,687	1,301
Pounds	0.533	1,639.24	874	1,125
Investment in financial assets related parties
US Dollar	2.166	1,205.00	2,610	2,765
Total Investment in financial assets			148,599	150,428
Derivative financial instruments
US Dollar	3.551	1,196.00	4,247	2,016
Total Derivative financial instruments			4,247	2,016
Cash and cash equivalents
US Dollar	149.620	1,196.00	178,945	73,837
Chilenean pesos	99.709	1.29	129	3,150
Euros	0.010	1,406.62	14	7
Guaraníes	59.218	0.15	9	8
Brazilian Reais	0.200	220.00	44	96
New Israel Shekel	0.003	357.24	1	1
Pounds	0.002	1,639.24	4	4
Uruguayan pesos	0.066	30.22	2	22
Total Cash and cash equivalents			179,148	77,125
Total Assets			508,431	376,057

Liabilities
Trade and other payables
US Dollar	84.197	1,205.00	101,457	86,864
Uruguayan pesos	0.993	30.22	30	2,282
Brazilian Reais	-	1,420.21	-	15,760
Trade and other payables related parties
US Dollar	8.006	1,205.00	9,647	12,732
Bolivian pesos	0.340	173.76	59	63
Total Trade and other payables			111,193	117,701
Lease liabilities
US Dollar	5.846	1,205.00	7,044	18,673
Total Lease liabilities			7,044	18,673
Provisions
New Israel Shekel	89.193	357.24	31,863	28,322
Total Provisions			31,863	28,322
Borrowings
US Dollar	962.755	1,205.00	1,160,120	827,548
Borrowings with related parties
US Dollar	0.904	1,205.00	1,089	942
Total Borrowings			1,161,209	828,490
Derivative financial instruments
US Dollar	0.037	1,205.00	45	252
Total Derivative financial instruments			45	252
Total Liabilities			1,311,354	993,438

(1)   The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).

(2)   Considering foreign currencies those that differ from each Group’s functional currency at each year-end.

(3)   Exchange rate as of June 30, 2025 according to Banco Nación Argentina records.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

35.          CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit C – inversions in actions	Note 8 - Participation in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E – Provisions	Note 21 – Provisions
Exhibit F - Cost of sales and services provided	Note 33 – Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

36.          Relevant events of the year

Warrants exercise - CRESUD

During the fiscal year ended June 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 7.2 million, equivalent to ARS 7,842 million, were received, for converted warrants of 12,703,820 and a total of 17,718,953 common shares of the Company with a nominal value of ARS 1 were issued.

Change in Warrants terms and conditions - CRESUD

As a result of the cash dividend payment made by the Company on October 28, 2024, certain terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified:

·       Number of shares to be issued per warrant: Pre-dividend ratio: 1.3146. Post-dividend ratio: 1.4075.

·       Exercise price per new share to be issued: Pre-dividend price: USD 0.4303. Post-dividend price: USD 0.4019.

The other terms and conditions of the warrants remain the same.

Dividend Payment – BrasilAgro

On October 22, 2024, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 155 million, equivalent to ARS 33,111 million. The full amount was paid as of the date of these Consolidated Financial Statements.

Shares Buyback Program – New program - IRSA

On July 11, 2024, the Board of Directors of IRSA approved a new program for the buyback program of shares issued by the Company and established the terms and conditions for the acquisition of treasury shares issued by the Company, under the terms of Article 64. of Law No. 26,831 and the CNV regulations, for up to a maximum amount of ARS 15,000 million and up to 10% of the share capital, up to a daily limit of 25% of the average daily trading volume of the Company's shares, jointly in the markets it is listed, during the previous 90 business days, and up to a maximum price of USD 11 per GDS and ARS 1,550 per share. Likewise, the repurchase period was set at up to 180 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

On September 12, 2024, IRSA completed the share buyback program, having acquired 11,541,885 common shares, representing approximately 99.93% of the approved program and 1.56% of the capital stock of IRSA.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 28, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 90,000 million. These were fully paid on the date of these Consolidated Financial Statements. The amounts are expressed in currency defined as approved by the Ordinary and Extraordinary Shareholders' Meeting.

Likewise, it was approved to distribute the amount of 25,700,000 treasury shares in the portfolio of nominal value ARS 10, derived from the share repurchase programs, to the shareholders in proportion to their shareholdings, and the request for the issuance and public offer of complementary common shares to those authorized by the CNV on February 8, 2021, within the agreement of the share capital increase by subscription of shares approved by the Shareholders´ Meeting held on October 30, 2019 and the Board of Directors on January 20, 2021 for a total of 80,000,000 common shares of par value ARS 1 (currently par value ARS 10) and with the right to one vote per share and 80,000,000 options with the right to receive common shares.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Change in Warrants terms and conditions - IRSA

On November 8, 2024, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment and the allocation of treasury shares to its shareholders carried out by the Company on November 5, 2024. Below are the terms that have been modified:

·       Number of shares to be issued per warrant: Pre-dividend ratio: 1.3070 (nominal value ARS 10). Post-dividend ratio: 1.4818 (nominal value ARS 10).

·       Exercise price per new share to be issued: Pre-dividend price: USD 0.3307 (nominal value ARS 10). Post-dividend price: USD 0.2917 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

Warrants exercise - IRSA

During the fiscal year ended June 30, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 6.3 million, equivalent to ARS 7,373 million, was received, for converted warrants of 14,704,110 and a total of 21,061,631 common shares of the Company with a nominal value of ARS 10 were issued.

Dividend Payment – FYO

On January 8, 2025, at the General Ordinary and Extraordinary Shareholders’ Meeting, FYO approved the payment of dividends for a total amount of USD 3.2 million.

Banco Hipotecario S.A. – Cash dividend payment

On March 31, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 64,893 million, which will be paid in 10 equal, monthly, and consecutive installments, in proportion to each shareholder’s equity interest, and calculated in constant currency as of the payment date of each installment. The amount is expressed in the currency defined as approved by the Ordinary and Extraordinary General Shareholders' Meetings. The first installment was collected as of June 30, 2025.

37.          Subsequent events

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

• Series XLVIII Notes denominated in dollars for an amount of USD 43.7 million at a fixed rate of 8.0%, with semiannual interest. The principal will be repaid in one installment on the maturity date, July 11, 2028. The issue price was 100% of the face value.

Sales of “Ramblas del Plata” lots – IRSA

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

Related Party Transaction - IRSA

On August 29, 2025, we informed that IRSA had approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company.

This investment is made with the purpose of diversifying part of the Company’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund.

In accordance with the provisions of Chapter III of the rules of the Argentine Securities Commission and Article 110, section h) of Capital Markets Law No. 26,831, the Company’s Audit Committee has issued its opinion with no objections to the transaction, which is available to shareholders at the Company’s headquarters.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XLIX Notes – CRESUD

On September 2, 2025, the Company issued Series XLIX Notes in the local market for a total amount of USD 31.3 million. The main features of the issue are detailed below:

• Series XLIX Notes denominated in dollars for an amount of USD 31.3 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually. The principal will be made in one installment, on the maturity date, September 2, 2027. The issue price was 100% of the nominal value.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, we informed that IRSA has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, it is planned to be converted into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

With this acquisition, the Company’s shopping mall portfolio now includes 17 assets, 16 of which are operated by IRSA, totaling approximately 390,000 GLA sqm.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On September 25, 2025, we informed that our Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, to address, among other topics, the following:

-        Consideration of the financial result for the fiscal year ended June 30, 2025, amounting a profit of ARS 75,608 million and the consideration of unallocated results from previous fiscal years for ARS 19,480 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 88,500 million.

-        Consideration of the distribution of up to 5.3 million own shares to the shareholders in proportion to their holdings pursuant to the provisions of section 67 of law no. 26,831.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On September 25, 2025, IRSA informed that the Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 30, 2025, to address, among other topics, the following:

-        Consideration of the financial result for the fiscal year ended June 30, 2025, amounting a profit of ARS 195,678 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 164,000 million.

Warrants exercise - CRESUD

On September 30, 2025, we informed that between September 17, 2025, and September 25, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 7.1 million, equivalent to ARS 9,638 million, were received, for converted warrants of 12,625,236 and a total of 17,769,882 common shares of the Company with a nominal value of ARS 1 were issued.

Warrants exercise - IRSA

On September 30, 2025, IRSA informed that between September 17, 2025, and September 25, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.1 million, equivalent to ARS 4,199 million, were received, for converted warrants of 7,110,930 and a total of 10,536,907 common shares of the Company with a nominal value of ARS 10 were issued.

