Form 20-F/A
CRESUD INC
filed 2026-06-30
CIK 1034957

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

Carlos M. Della Paolera 261, 9th Floor (C1001ADA)
City of Buenos Aires, Argentina
(Address of principal executive offices)

Matías Iván Gaivironsky
Chief Financial and Administrative Officer
Tel.: +54(11) 4323-7449 - ir@cresud.com.ar
Carlos M. Della Paolera 261, 9th Floor, (C1001ADA),
City of Buenos Aires, Argentina
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

 Securities registered or to be registered pursuant to Section 12 (b) of the Act.

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

Securities registered or to be registered pursuant to Section 12 (g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act: None

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
☒ Yes ☐ No
Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

 If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board included in this filing: ☒	Other ☐

 If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐  Item 18 ☐

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
☐ Yes ☒ No

 (APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ☐ No ☐

Please send copies of notices and communications from the Securities and Exchange Commission to:

Carolina Zang	Juan M. Naveira
Zang Bergel & Viñes Abogados	Simpson Thacher & Bartlett LLP
Florida 537, 18th Floor C1005AAK City of Buenos Aires Argentina	425 Lexington Avenue New York, NY 10017 United States of America

EXPLANATORY NOTE

The Company is filing this Amendment No. 1 (this “Amendment”) to its annual report on Form 20-F for the fiscal year ended June 30, 2024, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2024 (the “2024 Form 20-F”). The Company is filing this Amendment to provide separate audited consolidated financial statements and related notes of Banco Hipotecario S.A. as of and for the fiscal years ended December 31, 2024 (the “Financial Statements of Banco Hipotecario”), including the report of independent auditor relating thereto, as required under Rule 3-09 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), which were inadvertently omitted in the 2024 Form 20-F. Banco Hipotecario was a significant subsidiary of the Company under Rule 3-09 of Regulation S-X under the Exchange Act for the Company’s fiscal year ended June 30, 2024.

This Amendment consists solely of the cover page, this explanatory note, the Financial Statements of Banco Hipotecario, and certifications of our chief executive officer and chief financial officer. Other than as expressly set forth herein, this Amendment does not, and does not purport to, amend, update or restate the information in any part of the 2024 Form 20-F or reflect any events that have occurred after the 2024 Form 20-F was filed on October 23, 2024. The filing of this Amendment, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2024 Form 20-F are true and complete as of any date subsequent to October 23, 2024.

This Amendment should be read in conjunction with the 2024 Form 20-F and our other filings with the SEC.

PART III

ITEM 19. Exhibits

INDEX OF EXHIBITS

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

4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(12)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Asset Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(4)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(5)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(6)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(7)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(8)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(9)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(9)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(10)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(11)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(12)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(13)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(16)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(17)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.
4.16(18)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17(19)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18(20)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
4.19(21)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
8.1(21)	List of Subsidiaries.
11.1(3)	Code of Ethics.
12.1*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2*	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2*	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
97(21)	Incentive Compensation Clawback Policy.
99.1(21)	Summary of investment properties by type as of June 30, 2024 (in accordance with Regulation S-X 12-28 (1)).
99.2*	Audited consolidated financial statements of Banco Hipotecario S.A. as of and for the fiscal years ended December 31, 2024 and 2023.

* Indicates documents filed herewith.
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
(18) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2021.
(19) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 28, 2022.
(20) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 20, 2023.
(21) Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 22, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2024 Form 20-F on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: June 30, 2026	By:	/s/ Matías I. Gaivironsky
Name: Matías I. Gaivironsky
Title: Chief Financial and Administrative Officer

&#xD;