Form 20-F
period 2026-06-30
CRESUD INC
filed 2026-10-21
CIK 1034957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

City of Buenos Aires, Argentina

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares (ADSs), each representing ten shares of Common Stock	CRESY	The Nasdaq Stock Market LLC
Common Stock, par value ARS 1.00 per share		The Nasdaq Stock Market LLC*

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 709,308,309.

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

☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. ☐ Yes     ☐ No

Please send copies of notices and communications from the

Securities and Exchange Commission to:

Carolina Zang	Juan Francisco Mendez Juan M. Naveira
ZBV Abogados	Simpson Thacher & Bartlett LLP
Eduardo Madero Avenue 942, 25th Floor C1106ACW City of Buenos Aires, Argentina.	425 Lexington Avenue New York, NY 10017 United States of America

GLOSSARY

Unless the context indicates otherwise, the following terms have the meanings shown below:

•	“ADR”: American Depositary Receipt which represent the ADSs;
•	“ADS” or “ADSs”: American Depositary Shares each representing 10 shares of our common stock issued pursuant to the deposit agreement, dated as of March 18, 1997 (the “Deposit Agreement”), between us and the ADS Depositary;
•	“ADS Depositary”: The Bank of New York;
•	“Agrofy”: Agrofy Global LLC;
•	“AHT”: Tourism Hotels Association (Asociación de Hoteles de Turismo);
•	“AMAUTA”: Amauta Agro S.A.;
•	“Annual Report”: this annual report;
•	“ANSES”: National Social Security Agency (Administración Nacional de la Seguridad Social);
•	“ARCA”: Revenue and Customs Control Agency (Agencia de Recaudación y Control Aduanero)
•	“ARS, Pesos or Peso”: Argentine Pesos;
•	“Anti-Money Laundering Law”: Law No. 25,246, subsequently amended by, among others, Laws No. 26,087, 26,119, 26,268, 26,683, 26,733, 26,734, 27,739 and Decree No. 27/2018;
•	“Argentine Government”: Federal government of Argentina;
•	“Audited Consolidated Financial Statements”: audited Consolidated Financial Statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024, and the notes thereto;
•	“A3 Mercados”: A3 Mercados S.A.;
•	“BACS”: Banco de Crédito y Securitización S.A.;
•	“Banco Hipotecario”: Banco Hipotecario S.A.;
•	“BASE”: Buenos Aires Stock Exchange;
•	“Board of Directors”: the board of directors of CRESUD;
•	“BOPREAL”: Bonds for the Reconstruction of a Free Argentina (“Bonos para la Reconstrucción de una Argentina Libre”);
•	“BrasilAgro”: BrasilAgro Companhia Brasileira de Propriedades Agricolas Ltda;
•	“ByMA”: Argentine stock exchange and markets (Bolsas y Mercados Argentinos S.A.);
•	“CABA”: Autonomous City of Buenos Aires (Ciudad Autónoma de Buenos Aires);
•	“Caja de Valores”: Argentine depositary authorized to act in accordance with the CML (Caja de Valores S.A.);
•	“CCI”: Consumer Confidence Index;
•	“Central Bank”: The Argentine Central Bank (Banco Central de la República Argentina);
•	“CML”: Capital Markets Law No. 26,831, as amended by, among others, Law 27,440;
•	“CNDC”: National Competition Authority (Comisión Nacional de Defensa de la Competencia);
•	“CNV”: The Argentine National Securities Commission (Comisión Nacional de Valores);
•	“CNV Rules”: the rules issued by the CNV pursuant to General Resolution No. 622/2013, as amended, supplemented or replaced from time to time;
•	“CODM”: Chief Operating Decision Maker;
•	“Consumer Protection Law”: Argentine Law No. 24,240;
•	“Corporate Criminal Liability Law”: Corporate Criminal Liability Law No. 27,401;
•	“Covid-19”: the coronavirus, pneumonia originating in Wuhan, China;
•	“COSO Report”: the Committee of Sponsoring Organizations of the Treadway Commission;
•	“CPI”: Consumer Price Index (Índice de Precios al Consumidor);
•	“CPF”: Collective Promotion Fund (Fondo de Promoción Colectiva);
•	“CRESUD” or “Company”: Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria;
•	“CSJN”: Supreme Court (Corte Suprema de Justicia de la Nación);
•	“CVCU”: Consultores Venture Capital Uruguay S.A.;
•	“Dolphin B.V.”: Dolphin Netherlands B.V.;
•	“EMAE”: Monthly estimate of economic activity;
•	“EOH”: Hotel Vacancy Survey (Encuesta de Ocupación Hotelera);
•	“EU”: European Union;
•	“Exchange Act”: United States Securities Exchange Act of 1934, as amended;
•	“Escazú Agreement”: Regional Agreement on Access to Information, Public Participation and Access to Justice in Environmental Matters in Latin America and the Caribbean;

•	“FCPA”: U.S. Foreign Corrupt Practices Act of 1977;
•	“FPC”: Building administration expenses and CPF;
•	“FyO”: Futuros y Opciones.Com S.A.;
•	“GCBA”: Government of the Autonomous City of Buenos Aires (Gobierno de la Ciudad de Buenos Aires);
•	“GCDI”: GCDI S.A.;
•	“GDP”: Gross Domestic Product;
•	“GDSs”: Global Depositary Shares each representing 10 shares of IRSA’s common stock, issued pursuant to the deposit agreement, dated as of as of May 24, 1994, as amended and restated as of December 12, 1994, as amended and restated as of November 15, 2000, between IRSA and The Bank of New York;
•	“GLA”: Gross Leasable Area;
•	“IAS 29”: Financial Reporting in Hyperinflationary Economies;
•	“IASB”: International Accounting Standards Board;
•	“ICSID”: International Centre for Settlement of Investment Disputes;
•	“IFRS Accounting Standards”: International Financial Reporting Standards Accounting Standards;
•	“IGJ”: Public Registry of Commerce of the City of Buenos Aires (Inspección General de Justicia);
•	“ILPA Plan”: Long-Term Share-Based Incentive Plan;
•	“IMF”: International Monetary Fund;
•	“Income Tax Law”: Law No. 20,628, as amended;
•	“INCRA”: Brazilian Institute of Agrarian Development (Instituto Nacional de Colonização e Reforma Agrária);
•	“INDEC”: National Institute of Statistics and Censuses (Instituto Nacional de Estadística y Censos);
•	“Investment Company Act”: Investment Company Act of 1940, as amended;
•	“IRS”: Internal Revenue Service;
•	“IRSA”: IRSA Inversiones y Representaciones S.A.;
•	“IRSA CP”: IRSA Propiedades Comerciales S.A.;
•	“kg” or “kgs”: Argentina standard measure of weight, a kilogram is equal to approximately 2.2 pounds;
•	“KPIs”: key performance indicators;
•	“LGS”: Argentine General Corporation Law No. 19,550 (Ley General de Sociedades);
•	“MERCOSUR”: Common Market of the South;
•	“MULC”: Foreign Exchange Market (Mercado Único y Libre de Cambios);
•	“m2, or “sqm”: Standard measure of area in the real estate market in Argentina is the square meters;
•	“NASDAQ”: The Nasdaq Stock Market LLC;
•	“NIS”: Israel Currency;
•	“NYSE”: New York Stock Exchange;
•	“OEH”: Hotel Economic Observatory (Observatorio Económico Hotelero);
•	“Official Gazette”: Official Gazette of Argentina (Boletín Oficial de la República Argentina);
•	“PEN”: Argentine Executive Branch (Poder Ejecutivo Nacional);
•	“PFIC”: Passive Foreign Investment Company;
•	“Real,” “Reais,” “Rs.” or “BRL”: Brazilian Real, the legal currency of Brazil;
•	“Real Estate Registry”: Argentine Real Estate Property Registry (Registro de la Propiedad Inmueble);
•	“RWS”: Responsible Wool Standard;
•	“SEC”: United States Securities and Exchange Commission;
•	“Securities Act”: U.S. Securities Act of 1933, as amended;
•	“SENASA”: Servicio Nacional de Sanidad y Calidad Agroalimentaria;
•	“Shefa”: Shefa Investments S.A. (formerly We are appa S.A.);
•	“RTRS”: Round Table on Responsible Soy;
•	“TAP”: Tax on Personal Assets;
•	“tons” or “Tns”: Argentina standard measure of weight, a metric ton is equal to 1,000 kilograms;
•	“UIF”: Financial Information Unit (Unidad de Información Financiera);
•	“U.S.”: United States of America;
•	“USD and/or U.S. dollars”: U.S. currency;
•	“VAM”: Vista al Muelle S.A.
•	“VAT”: Value Added Tax;
•	“WEO”: World Economic Outlook, prepared by IMF;
•	“YPF”: Yacimientos Petrolíferos Fiscales S.A.;
•	“2BSvs”: Biomass Biofuels Sustainability voluntary scheme.

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

We have based these forward-looking statements on our current beliefs, expectations and assumptions about future events. While we consider these expectations and assumptions to be reasonable, they are inherently subject to significant risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. The risks and uncertainties that may affect our forward-looking statements include, among others, the following:

•	changes in general economic, financial, business, political, legal, social or other conditions in Argentina, Brazil, Latin America, and other developed and/or emerging markets;

•	the policies of the current administration in Argentina, including the ability of the current administration to foster economic growth, implement business friendly policies and facilitate access to foreign capital by Argentine companies;

•	changes in foreign exchange regulations and exchange control measures implemented by the Central Bank and the Argentine Government;

•	inflation and interest rates;

•	changes in capital markets in general that may affect policies or attitudes toward lending to or investing in Argentina, Brazil and Latin America including volatility in domestic and international financial markets;

•	fluctuations and decreases in exchange rates relative to the Peso, Brazilian real, and U.S. dollar against other currencies, as well as fluctuations in prevailing interest rates in Argentina;

•	fluctuations in the aggregate principal amount of Argentine and Brazilian public debt outstanding and any default on Argentina’s sovereign debt;

•	increases in financing costs or our inability to obtain additional financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities;

•	current and future regulations and changes in law or in the interpretation by courts;

•	business seasonality in the sectors in which we operate;

•	price fluctuations in the agricultural market, and increases in the price or shortages of raw materials used in our agricultural operations;

•	pest infestations and diseases on our crop yields and cattle production;

i

•	the adoption by countries in which we operate of regulations affecting the agricultural sector, including restrictions on agrochemicals, or changes to food safety standards;

•	risks related to climate change;

•	adverse legal or regulatory disputes or proceedings;

•	the impact of Argentina’s programs with, and debt obligations to, the IMF;

•	governmental intervention in the private sector and in the economy, including through nationalization, expropriation, labor regulation, or other acts;

•	price fluctuations and the overall state of the real estate market;

•	increased competition in the shopping mall sector, office or other commercial properties and related industries;

•	our ability to retain key members of our senior management, and our relationship with our employees;

•	potential loss of significant tenants at our shopping malls, offices or other commercial properties;

•	our ability to take advantage of opportunities in the real estate market on a timely basis;

•	restrictions on energy supply, increases in fuel and energy prices, or fluctuations in prices of utilities in the markets in which we operate;

•	our ability to meet our debt obligations;

•	shifts in consumer purchasing habits and trends;

•	threats of cybersecurity breaches, technological changes and our potential inability to implement new technologies;

•	the integration of any acquisitions and the failure to realize expected synergies;

•	the risk factors discussed under “Risk Factors”.

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

Our Audited Consolidated Financial Statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024, and the notes thereto, are included beginning on page F-1 of this Annual Report.

Our Audited Consolidated Financial Statements have been approved by resolution of the Board of Directors’ meeting held on October 20, 2026 and have been audited by Price Waterhouse & Co S.R.L., Argentina, member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm whose report is included herein.

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

iii

Unless otherwise indicated, we have translated some of the Peso amounts contained in this Annual Report into U.S. dollars for convenience purposes only. Unless otherwise specified or the context otherwise required, the rate used to convert Peso amounts to U.S. dollars is the seller exchange rate quoted by Banco de la Nación Argentina of ARS 1,482.00 per USD 1.00 as of June 30, 2026. The average seller exchange rate for fiscal year 2026, quoted by Banco de la Nación Argentina was ARS 1,398.53. The seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,524.50 per USD 1.00 as of October 19, 2026. The U.S. dollar-equivalent information presented in this Annual Report is provided solely for the convenience of the reader and should not be construed as implying that the Peso amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See “Item 10. Additional Information—D. Exchange Controls.”

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

iv

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

D. Risk Factors

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this Annual Report for a more thorough description of these and other risks:

Risks Relating to Argentina, Brazil and other Countries Where We Operate

•	We depend on macroeconomic and political conditions in Argentina.

•	Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

•	Economic and political developments in Argentina, including changes in government policies and the regulatory environment, could adversely affect the Argentine economy and the sectors in which we operate.

•	The maintenance or implementation of additional exchange controls, restrictions on transfers abroad and restrictions on capital flows could limit the availability of international credit and could threaten the financial system.

•	Inflation could adversely affect the Argentine economy and our operational results.

•	High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

•	Our business is dependent on economic conditions in the countries where we operate or intend to operate.

Risks Relating to Our Agricultural Business

•	Fluctuation in market prices for our agriculture products, a shortage or the unavailability of our agriculture products, and increased fuel and energy prices could adversely affect our financial condition and results of operations.

•	Worldwide competition in the markets for our products could adversely affect our business and results of operations.

•	Unpredictable weather conditions, pest infestations and diseases may have an adverse impact on our crop yields and cattle production.

•	Our cattle are subject to diseases which can negatively impact the demand for and sales of cattle production.

•	We may be exposed to significant losses due to volatile crop prices since a significant portion of our production is not hedged, and exposed to crop price risk.

•	The creation of export taxes and/or market intervention may have an adverse impact on our sales and results of operations.

•	We depend on international trade and economic and other conditions in our key export markets.

Risks Relating to IRSA’s Business in Argentina

•	IRSA is subject to risks inherent to the operation of shopping malls that may affect IRSA’s profitability.

•	IRSA’s performance is subject to the risks associated with its properties and with the real estate industry.

•	IRSA could be adversely affected by decreases in the value of its investments.

•	IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

•	IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on IRSA’s results of operations and financial condition.

•	The loss of tenants could adversely affect IRSA’s operating revenue and value of IRSA’s properties.

•	IRSA may face risks associated with acquisitions of properties.

•	IRSA’s future acquisitions may not be profitable.

Risks Relating to IRSA’s Investment in Banco Hipotecario

•	The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

•	The asset quality of financial institutions is exposed to the non-financial public sector and Central Bank’s indebtedness.

•	Banco Hipotecario could suffer losses in its investment portfolios due to volatility in the capital markets and in the exchange rate, which could significantly affect Banco Hipotecario's financial condition and results of operations.

•	Potential adverse effects of Consumer Protection Law and class actions on Banco Hipotecario.

Risks Relating to our ADSs and Common Shares

•	Shares eligible for sale could adversely affect the price of our common shares and ADSs.

•	If we issue additional equity securities in the future, you may suffer dilution, and trading prices for our equity securities may decline.

•	We are subject to certain different corporate disclosure requirements and accounting standards than domestic issuers of listed securities in the United States.

•	Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

•	If we are considered to be a PFIC for United States federal income tax purposes, United States holders of our common shares or ADSs would suffer negative consequences.

•	Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

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

Substantially all of our assets, property and customers are located in Argentina. Developments in the macroeconomic, political, regulatory and social conditions in Argentina, and measures taken by the Argentine Government from time to time, have had and are expected to continue to have a significant impact on our business, the quality of our assets, results of our operations, and our financial condition. These conditions include growth rates, inflation rates, exchange rates, taxes, foreign exchange controls, changes to interest rates, changes to government policies, social instability, and other political, economic or international developments either taking place in, or otherwise affecting, Argentina. Argentina is an emerging market country, and investing in emerging markets generally entails additional risks.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative GDP growth, high levels of inflation, and currency devaluation, and may experience further volatility in the future.

Argentine economic conditions depend on a variety of factors, including the following: (i) domestic production, international demand, and the prices of Argentina’s principal commodity exports; (ii) the competitiveness and efficiency of domestic industries and services; (iii) the stability and competitiveness of the Peso against foreign currencies; (iv) the rate of inflation; (v) fiscal deficits or surpluses of the Argentine Government and the level of expenditure by the Argentine Government; (vi) Argentina Government public debt levels; (vii) foreign and domestic investment and financing; (viii) governmental policies and the legal and regulatory environment; (ix) fluctuations in the Central Bank's international reserves; (x) labor disputes and strikes; (xi) the level of unemployment; and (xii) political instability and social tensions.

In 2025, Argentina’s GDP increased by 4.4% compared to 2024, according to data published by the INDEC. A significant portion of this growth reflected a statistical carryover effect from the recovery in activity towards the end of 2024, mainly driven by an increase in agriculture and financial intermediation activities. In addition, economic activity strengthened towards the end of 2025, led by agriculture, which offset a decline in manufacturing and retail activities. According to the World Bank, in its Latin America and the Caribbean Economic Update published in October 2026, Argentina’s GDP is projected to grow by 2.1% in 2026, 3.0% in 2027 and 3.5% in 2028. Likewise, according to the IMF’s World Economic Outlook report published in October 2026, Argentine GDP is projected to grow by 2.1% in 2026 and 3.5% in 2027. However, these estimates may not be realized.

On December 10, 2023, Javier Milei took office as President of Argentina and committed to implementing significant economic reforms. Since the Argentine administration took office, it has implemented a large number of measures aimed at deregulating the Argentine economy and limiting government intervention in the private sector, including the suspension of public works tenders and the reduction of energy and transportation subsidies, and additional measures are expected to be adopted in the future. However, we cannot assure you that the current Argentine administration will be able to implement these measures, considering that it does not hold a majority of the representatives in either chamber of the Argentine Congress. The Argentine economy may be adversely affected if political and social pressures inhibit the Argentine Government's implementation of policies designed to control inflation, generate growth, and improve consumer and investor confidence, or if the policies implemented by the Argentine Government to achieve these objectives are not successful. These developments could materially affect our financial condition and results of operations.

Likewise, fiscal adjustment measures implemented by the Argentine Government, including reductions in public spending and the elimination of subsidies, could generate a contraction in domestic demand and a slowdown in economic activity in the short term. A contraction in economic activity could adversely affect demand for our products and services, access to financing, employment levels, and consumer purchasing power, which could have a significant adverse effect on our business, results of operations, and financial condition.

We cannot assure you that a decrease in economic growth or political conditions in Argentina will not adversely affect our business, financial condition, or results of operations, and cause the market value of our shares and ADSs to decline.

Exchange rate volatility may adversely affect the Argentine economy as well as our financial performance.

The Argentine Peso has been subject to significant devaluation against the U.S. dollar in the past and may be subject to fluctuations in the future. According to exchange rate information published by the Banco de la Nación Argentina, the Argentine Peso experienced a nominal depreciation against the U.S. dollar of 40.0%, 27.7% and 356.3% in 2025, 2024 and 2023, respectively. In 2025, the depreciation of the Argentine Peso exceeded the inflation rate for 2025, which was 31.5%, according to the INDEC. Among the factors that may influence the evolution of the exchange rate is the level of the Central Bank's international reserves, which have fluctuated significantly in recent years. As of October 15, 2026, the Central Bank’s international reserves totaled USD 50,043 million.

Fluctuations in the value of the peso may also adversely affect the Argentine economy, our financial condition and results of operations. The devaluation of the Argentine Peso may have a negative impact on the ability of certain Argentine companies to service their foreign currency-denominated debt, lead to high inflation, significantly reduce real wages, jeopardize the stability of businesses whose success depends on domestic market demand, including public utilities and the financial industry, and adversely affect the Argentine Government's ability to honor its external debt obligations.

On the other hand, a significant appreciation of the Argentine Peso against the U.S. dollar also presents risks for the Argentine economy, including the possibility of a reduction in exports as a result of a loss of external competitiveness. An appreciation of this nature could also negatively affect economic growth and employment, as well as reduce, in real terms, public sector revenues from tax collection. These factors could have a significant adverse effect on our business, our results of operations, and our ability to meet our debt payment obligations on their respective maturity dates, as well as negatively affect the market value of our shares and ADSs.

We cannot predict whether, and to what extent, the value of the Argentine Peso will depreciate or appreciate against the U.S. dollar or other foreign currencies, or how these uncertainties will affect our business.

Economic and political developments in Argentina, including changes in government policies and the regulatory environment, could adversely affect the Argentine economy and the sectors in which we operate.

The Argentine Government has historically exercised significant influence over the economy, and the Company has operated in a highly regulated environment. In the past, Argentine administrations have intervened directly in the economy, including through expropriations and nationalizations, the imposition of price controls and exchange controls, the establishment of minimum salary levels and mandatory employee benefits, restrictions on capital flows, and other measures that limited private sector activity.

Since December 2023, the current Argentine administration has sought to implement policies focused on deregulation, reducing state intervention in the economy, fiscal adjustment, and market liberalization. While these policies seek to promote private sector activity and foreign investment, several of these measures have been challenged in Congress and submitted to judicial proceedings. In addition, these measures remain subject to economic and social challenges, and their long-term sustainability is uncertain.

In 2023, the PEN enacted Decree No. 70/2023 contemplating several measures to reduce the size of the public administration and public expenses and to de-regulate the economy. In addition, on June 27, 2024, the Argentine Congress approved the Ley de Bases which declared a public emergency in administrative, economic and financial matters until July 8, 2025, and delegated a series of legislative powers to the PEN until that date. As of the date of this Annual Report, the impact that the reforms adopted by the current Argentine administration will have on the Argentine economy as a whole, and the financial sector in particular, remains uncertain and cannot be predicted. Despite the announced measures from the current Argentine administration aimed at reducing state intervention in the private sector, the level of intervention in the economy by the Argentine Government may increase, which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. In March 2026, the PEN enacted the Argentine Labor Modernization Law which introduces substantial modifications to the employment contracting regime, severance payments, working hours, collective bargaining agreements, and the right to strike, with the objective of reducing labor informality and promoting private investment. The adoption of this law generated strong union and social resistance in Argentina, with massive demonstrations and threats of general strikes. The law has been subject to a number of judicial challenges, and the constitutionality of certain provisions remains under judicial review. Further judicial decisions could affect the implementation or enforceability of this law.

On July 31, 2026, the PEN submitted to the Argentina Congress a bill to amend the Organic Charter of the Central Bank. The bill aims to strengthen the Central Bank’s functional and financial independence and restrict its ability to provide financing to the public sector, among other matters. On August 27, 2026, the Chamber of Deputies approved the bill with certain amendments, and the bill was referred to the Senate for its approval. On September 24, 2026, the Senate approved the bill with amendments and referred it back to the Chamber of Deputies for consideration of such amendments. As of the date of this Annual Report, the bill has not been enacted into law, and its ultimate scope and potential impact remain uncertain.

Existing and future measures may adversely affect Argentina’s international competitiveness, discouraging foreign investment and borrowing by foreign investors or increasing the outflow of foreign capital, which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business and results of operations. In addition, no assurance can be given that, in the future, additional monetary or exchange restrictions or controls will not be imposed by the Argentine Government. Any restriction on the transfer of funds abroad imposed by the Argentine Government could undermine our ability to pay dividends on our ADSs or make payments (of principal or interest) under our outstanding U.S. dollar-denominated indebtedness, as well as to meet any other foreign currency-denominated obligation.

In 2027, presidential elections are expected to take place in Argentina. The impact of these elections and any measures taken by the Argentine Government on the Argentine economy, as a whole and in the banking sector in particular, remains uncertain. A change in the Argentine Government administration could lead to the reintroduction of measures such as expropriations, nationalizations, mandatory contractual modifications, price controls, exchange controls, or changes in tax policies, including tax increases and retroactive claims. In addition, there can be no assurance that the economic and regulatory policies implemented by the current administration will continue following the election cycle or that a future administration will not adopt policies that differ materially from those currently in effect.

We cannot assure that the Argentine economic, regulatory, social, and political framework, or the policies or measures that the Argentine Government adopts or may adopt, will not adversely affect the market value of our shares and ADSs, our business, financial condition, and/or results of operations.

The maintenance or implementation of additional exchange controls, restrictions on transfers abroad and restrictions on capital flows could limit the availability of international credit and could threaten the financial system.

In the past, the Argentine Government has increased controls over the sale of foreign currency, limiting the transfer of funds abroad. The measures taken by the Argentine Government significantly restricted access to the official MULC and, as a result, an unofficial U.S. dollar trading market developed in which the Peso-to-U.S. dollar exchange rate differed substantially from the official Peso-to-U.S. dollar exchange rate. Exchange controls were applied with respect to access to the MULC by Argentine residents for savings and foreign investment purposes, payment of external financial debts abroad, payment of foreign currency dividends abroad, payments of imports and exports of goods and services, and the obligation to repatriate and settle export earnings from goods and services in Pesos, among other matters.

The current Argentine administration has adopted measures to ease foreign exchange restrictions, including lifting substantially all the restrictions that applied to individuals who seek to access the official exchange market. As of the date of this Annual Report, foreign exchange restrictions applicable to legal entities remain in effect in Argentina. Foreign exchange restrictions could adversely affect our ability to access the international capital market, our ability to make principal and interest payments on debt and other amounts abroad, which in turn could adversely affect our business and results of our operations. We cannot predict how the current exchange restrictions will evolve or what additional measures could be adopted in the future by the Argentine administration.

On April 11, 2025, Argentina adopted a managed floating exchange rate regime with intervention bands, allowing the U.S. dollar rate to fluctuate within a predetermined range.

On December 15, 2025, the Central Bank announced a new monetary policy phase effective January 1, 2026, adjusting the bands monthly based on prevailing inflation levels to mitigate episodes of excessive volatility while allowing the exchange rate to fluctuate according to market conditions. In the first months of 2026, the Central Bank purchased approximately USD 4.0 billion in foreign currency under this policy. However, we cannot assure that the Central Bank will be able to continue purchasing foreign currency at the current pace, the frequency of such purchases, or whether these purchases will be sufficient to meet Argentina’s upcoming foreign currency-denominated debt obligations, which could adversely affect Argentina's access to international financing and, consequently, our business, financial condition and results of operations. As a result of these measures, the gap between the official exchange rate and other informal exchange rates that arise implicitly from certain capital market transactions narrowed significantly in 2025.

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

Inflation could adversely affect the Argentine economy and our operational results

Historically, inflation has materially undermined the Argentine economy and its ability to create conditions conducive to economic growth in Argentina. High inflation may also undermine Argentina’s competitiveness abroad and lead to a decline in private consumption which, in turn, could also affect employment levels, salaries and interest rates. Moreover, a high inflation rate could undermine confidence in the Argentine financial system, reducing the Peso deposit base and negatively affecting long-term credit markets.

In recent years, Argentina has faced inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The current Argentine administration has implemented certain measures related to price deregulation in the supply of food, health insurance, communications, transportation, electricity and gas tariffs, and gasoline prices, which have affected prices and created additional inflationary pressure during December 2023 and 2024.

According to data published by the INDEC, during 2024 there was a significant deceleration of year-on-year inflation with respect to 2023, which continued during 2025. During 2024, the cumulative variation of Argentina’s CPI was 117.8%, representing a significant deceleration compared to the 211.4% recorded in 2023. During 2025, Argentina’s CPI was 31.5%, the lowest since 2017. Despite this deceleration, inflation continues to be high. During 2026, CPI rates were 2.9% in January, 2.9% in February, 3.4% in March, 2.6% in April, 2.1% in May, 1.9% in June, 2.1% in July, 1.7% in August, and 1.9% in September. On October 6, 2026, the Market Expectations Survey of the Central Bank projected inflation of 1.8% for October, 1.7% for November, and 1.9% for December 2026, as well as a cumulative inflation of 30.3% for the full year 2026. We cannot assure you that the Central Bank’s projections will effectively be verified, and that the fiscal and monetary policies adopted by the Argentine Government would be sufficient to sustain such a downward inflation trajectory.

As of the date of this Annual Report, the Argentine Government has partially restored price stability through fiscal and monetary policies based on a primary surplus. If such policies cannot be maintained, or in the future cease to be effective, an acceleration in inflation rates could be expected, with adverse effects on economic activity and on our financial position. A high rate of inflation affects Argentina's external competitiveness by diluting the effects of the Peso depreciation, negatively impacting employment and the level of economic activity, and undermining confidence in Argentina's banking system, which may further limit the availability of domestic and international credit for businesses.

In addition, a portion of Argentina's debt continues to be adjusted by the "CER," a monetary index that is strongly correlated with inflation. Therefore, any significant increase in inflation would drive an increase in Argentine external debt, in whole or in part, and consequently in Argentina's financial obligations, which could exacerbate pressure on the Argentine economy. An inflationary environment could undermine our operating results, adversely affect our ability to finance our businesses' working capital needs on favorable terms, and impair our results of operations.

There is uncertainty as to the effectiveness of the policies implemented by the Argentine Government to control, maintain, and further reduce inflation and the potential impact of those policies in the future. We cannot assure you that inflation rates will not increase in the future or that the measures taken or to be taken by the Argentine Government to control inflation will be effective in the long term. High inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operations.

High levels of public spending in Argentina could generate long-lasting adverse consequences for the Argentine economy.

In the past, the Argentine Government has maintained high levels of fiscal deficit and has regularly turned to the Central Bank to meet a portion of its financing requirements. In 2023, public sector revenues declined by approximately 4.7%, primarily as a result of a significant reduction in revenues due to the drought that occurred in 2023, public expenditures decreased by 4.9%, primarily due to a real-terms reduction in social benefits and subsidies, and the government achieved a primary fiscal deficit of 2.9% of Argentina’s GDP. In 2024, public sector revenues increased by approximately 7.2% in real terms and public expenditures decreased by 4.4% compared to 2023, primarily due to a reduction in public works spending, and the government achieved a primary fiscal surplus of 1.8% of Argentina’s GDP. In 2025, revenues of the Argentine Government decreased by approximately 2.6% in real terms and total expenditures decreased by approximately 2.1% compared to 2024, primarily due to the expiration of the PAIS tax (a tax created by Law No. 27.541 on purchases of foreign currency and certain foreign-currency payments for imports, services and travel abroad), lower income tax collections and a 15.5% decline in export duties, while the Argentine public sector achieved a primary fiscal surplus of approximately 1.4% of Argentina's GDP, compared to 1.8% in 2024.

In 2025, for the second consecutive year, the Argentine public sector accumulated a financial surplus. The financial surplus amounted to ARS 1,453,819 million, resulting from a primary surplus of ARS 11,769,219 million (approximately 1.4% of Argentina’s GDP), less interest payments on public debt, net of intra-public-sector payments on public debt of ARS 10,315,400 million. During the first eight months of 2026, the Argentine public sector accumulated a primary fiscal surplus of approximately 1.1% of Argentina’s GDP and a financial surplus of approximately 0.2% of Argentina’s GDP. In August 2026, the Argentine public sector recorded a primary surplus of ARS 1,990,322 million and a financial surplus of ARS 635,529 million.

On December 26, 2025, the Argentine Congress approved the budget for Argentine for fiscal year 2026, which is the first budget passed under the current administration, which projects a primary surplus of 1.2% of GDP and a zero fiscal deficit. According to legislators involved in the approval process, this marks the first time in 13 years that Argentina has approved a budget with a zero deficit target. In addition, on September 15, 2026, the PEN submitted to the Argentine Congress the draft budget for fiscal year 2027, which is currently under consideration. The draft budget projects real GDP growth of 4.0% in 2027, year-on-year inflation of 18% by December 2027, an exchange rate of approximately ARS 1,848 per U.S. dollar at year-end and a primary fiscal surplus equivalent to approximately 1.3% of GDP.

Despite the current administration's commitment to eliminate the fiscal deficit, and the achievement of a financial and primary fiscal surplus in 2024 and 2025, we cannot assure you that such levels of public spending and public sector revenues can be sustained by the Argentine Government. As a result, we cannot assure you that in the future the Argentine Government will not seek to finance its deficit by obtaining access to the liquidity available at local financial institutions. In such event, government initiatives that increase local financial institutions' exposure to the public sector could affect the liquidity and asset quality of the financial system and have a negative effect on customer confidence in the financial system.

Argentina's ability to obtain financing from international markets could be limited, which could affect its ability to implement reforms and foster economic growth.

The Argentine Government has repeatedly faced difficulties in the payment of its sovereign debt in the past. As a result, the Argentine Government may not have access to international financing, or its access may be costly, which would limit its ability to make investments and foster economic growth. Additionally, Argentine companies may also have difficulty accessing international financing, at reasonable costs or at all.

Following its external debt default in 2001, Argentina carried out successive debt restructuring processes through exchanges conducted in 2005, 2010, a settlement with holdout creditors in 2016, and a debt exchange in 2020, which achieved majority creditor participation. Although the Argentine Government has reached agreements with the majority of such creditors and, in March 2026, announced a preliminary agreement with the remaining creditors, which led to the suspension of judicial proceedings against the Argentine Government, it cannot be assured that these agreements will be implemented on the anticipated terms or that new claims will not arise.

In 2009, Argentina entered into a swap agreement with the People's Republic of China (China) for CNY 70 billion (approximately USD 9.9 billion). In August 2026, the Argentine Government reached an agreement with China to refinance the swap, pursuant to which the maturity dates of the swap were extended to 2031. A devaluation of the Chinese yuan could affect the value of the debt denominated in that currency and the Central Bank’s reserve balance.

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

Additionally, on April 11, 2025, the World Bank and the Inter-American Development Bank approved the granting of financial assistance to Argentina under multi-year programs in the amounts of USD 12 billion and USD 10 billion, respectively. On July 24, 2025, the IDB approved two additional loans totaling USD 1.2 billion to strengthen fiscal sustainability, improve the business climate, and boost competitiveness under the IDB’s new 2025-2028 country strategy for Argentina. These loans are part of the USD 10 billion financing package that the IDB will provide to Argentina’s public and private sectors over the next three years.

In the past, Argentina has negotiated amendments to its debt instruments with the members of the Paris Club. In 2020, Argentina postponed the payment of USD 2.1 billion which was due in May 2020 and subsequently proposed to extend other maturities and reduce the interest rates of such instruments. After several extensions and a temporary “bridge” loan entered into between Argentina and the members of the Paris Club to avoid default under the existing debt instruments, in October 2022 an addendum was signed rescheduling the payment of USD 1.971 million, reducing the initial interest rate from 9% to 3.9% in the first installments and extending maturities until 2028. In June 2023, Argentina signed bilateral agreements with 15 of the 16 creditor countries to refinance the outstanding debt.

In October 2025, the U.S. Secretary of Treasury announced that the U.S. Government had reached an agreement with the Argentine Government to implement a USD 20 billion currency swap with the Central Bank. The U.S. Secretary of Treasury also reported that the U.S. Department of Treasury had sold U.S. dollars in the Argentine market in exchange for pesos in order to strengthen the stability. In January 2026, the Central Bank reported that these transactions had been settled in December 2025.

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

Due to past or potential future defaults on its indebtedness, and despite recent developments, we cannot assure you that Argentina will have access to international financing in the future, on reasonable terms or at all. If Argentina is not able to access financing, it may not be able to foster economic growth and invest in the country. As a result, we cannot assure you that private companies in Argentina, including us, will have access to financing on reasonable terms or at all, which could adversely affect our business, financial condition and results of operations.

The Argentine economy could be adversely affected as a result of a decline in international commodity prices.

Argentina's economy has historically focused on the production and export of certain commodities, including agricultural products such as grains, fats and oils, beef, and dairy products, and petroleum. Argentina's dependence on the production and export of these commodities has made the country more vulnerable to fluctuations in their prices.

The commodities market is characterized by its volatility. A decrease in commodity prices can adversely affect the Argentine Government's fiscal revenues and the Argentine economy as a whole and, as a result, negatively impact our business, results of operations, and financial condition. Given its dependence on agricultural commodities, Argentina is also vulnerable to weather events, such as the droughts that occurred in Argentine in 2018 and 2023, which can adversely affect agricultural production, reducing fiscal revenues and U.S. dollar inflows. The negative impact that these droughts had on the agriculture sector in Argentina was exacerbated by the historic drop in the Paraná river (Argentina’s main river) and a large number of fire outbreaks in multiple Argentine provinces during 2022. In addition, in 2024, rainfall in the core region of Argentina, the most productive area of the country, was close to the historical average, although in December 2024 rainfall was below the historical average. If any severe weather events, including droughts, occur in the future, productive activities in Argentina, the level of foreign exchange reserves in the Central Bank and the Argentine economy as a whole could be adversely affected.

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

Additionally, on January 3, 2026, the United States launched a series of airstrikes against Venezuela, in which President Nicolás Maduro and his wife, First Lady Cilia Flores, were captured and removed from the country. Following the airstrikes, Venezuela declared a state of national emergency, and the Venezuelan Supreme Court of Justice, as a consequence of Maduro's capture, proclaimed Vice President Delcy Rodríguez as President of Venezuela. We are unaware of the consequences that this U.S. military action may have on Venezuela, the region, and/or globally.

In 2026, the escalation of geopolitical tensions in the Middle East, in particular the conflict with Iran, has generated significant volatility in international energy and commodity markets. In this context, the risk of disruptions to strategic routes such as the Strait of Hormuz, through which a substantial portion of global oil and gas supply transits, has driven increases in international crude oil prices and has generated disruptions in logistics chains, as well as increases in transportation costs and the costs of key inputs such as fertilizers. These events may have mixed effects for Argentina: while an increase in the prices of certain commodities could positively impact export revenues, it could also increase domestic costs, put pressure on inflation, and elevate risk aversion in international markets, raising the cost of access to financing for emerging economies. It cannot be assured that these geopolitical tensions will not intensify or that their effects on international markets will not have an adverse impact on the Argentine economy and, consequently, on our business, financial condition, and results of operations.

A sustained decline in the international price of the main commodities exported by Argentina, or any future weather event or condition, could have an adverse effect on the agricultural sector. This would negatively impact the Argentine Government's revenues and its ability to meet its public debt payments, potentially generating recessionary or inflationary pressures, thereby adversely affecting our business, financial condition, and results of operations.

Developments in other countries and “contagion” effects could have an adverse effect on the Argentine economy and our financial performance.

Although economic conditions vary from country to country, investor perceptions of events occurring in certain countries have substantially affected in the past, and may continue to substantially affect, capital flows and investments in securities issued by entities in other countries, including Argentina.

The effects of a global or regional financial crisis and related turmoil in the global financial system may have a negative impact on our business, our ability to access credit and international capital markets, our financial condition, and our results of operations, which is likely to be more severe in an emerging market economy, such as Argentina.

Argentina’s economy remains vulnerable to external shocks that could be caused by adverse regional or global developments. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the United States) could have a material adverse impact on Argentina’s balance of trade and adversely affect Argentina’s economy.

On November 3, 2024, the United States held a presidential election in which President Trump was elected president of the United States. Mr. Trump assumed the presidency on January 20, 2025. The U.S. political environment may be affected by the congressional midterm elections scheduled for November 2026, which will determine control of both chambers of the U.S. Congress for the following legislative term. These elections will involve all seats in the U.S. House of Representatives and a portion of the seats in the U.S. Senate, and their outcome could influence the administration’s ability to advance its legislative agenda. Depending on the electoral outcome, changes in congressional leadership could affect the scope or implementation of U.S. economic and trade policies, including measures that may influence tariffs, supply chains, or market access for international exporters operating in or trading with the United States.

On February 5, 2026, Argentina and the United States signed a bilateral trade and investment agreement intended to reduce tariff and non-tariff barriers and expand investment between the two countries. Although the agreement is expected to facilitate increased trade between the two countries, its implementation, scope and interaction with existing or future tariff and trade measures remain subject to regulatory developments and policy decisions. As of the date of this Annual Report, the agreement has not been approved by the Argentine Congress.

In June 2025, following Israeli strikes on Iranian military infrastructure, the United States launched a major air attack targeting Iran’s nuclear facilities at Fordow, Natanz, and Isfahan. The U.S. strikes caused significant damage and marked a dramatic escalation in U.S.-Iran tensions, raising fears of a wider regional war. On February 28, 2026, the United States and Israel further conducted several air strikes on Iran and in retaliation Iran fired ballistic missiles at Israel and targeted at least four U.S. military bases in the Persian Gulf. Since that date, intense military actions and bombings by the United States, Israel and Iran have continued in the Middle East, including reported attacks in other countries, such as Iraq, Saudi Arabia, Qatar and Bahrain. Continuation and further escalation of these conflicts could lead to the involvement of other countries in the conflict. The Argentine administration has publicly expressed its alignment with the United States and Israel in foreign policy matters, which could expose Argentina to diplomatic or trade repercussions from countries or blocs that oppose such positions.

In January 2026, the United States Government carried out a military operation that culminated in the capture and subsequent transfer to the United States of Nicolás Maduro, whose legitimacy as President of Venezuela was questioned by various states and international organizations, generating a scenario of political and institutional uncertainty. As a result, the economic and social situation in Venezuela could worsen, and regional instability and the risk perception of Latin American markets could increase. Likewise, developments in Venezuela, as a country historically relevant to the production and export of hydrocarbons, could increase volatility in international energy markets and affect oil and other commodity prices, with potential effects on the Argentine economy.

Likewise, international geopolitical developments, including armed conflicts and tensions in various regions, have generated and could continue to generate volatility in Argentina’s economy, the financial markets and international energy and commodity prices. The extent to which the conflicts described above may affect Argentina international relations, trade flows and overall economy remains uncertain, and any adverse consequences could in turn negatively impact our business, financial condition and results of operations.

On October 4, 2026, Brazil held the first round of its general elections, in which no presidential candidate obtained the absolute majority of valid votes required to be elected. Right-wing senator Flávio Bolsonaro from Partido Liberal (Liberal Party) received 47.03% of the votes and incumbent President left-wing Luiz Inácio Lula da Silva from Partido dos Trabalhadores (Workers’ Party) received 45.16% of the votes. As a result, the two candidates will compete in a runoff election scheduled for October 25, 2026, with the next presidential term set to begin on January 5, 2027. The outcome of such election remains uncertain and may result in changes to Brazil’s economic, fiscal, trade, environmental, foreign investment or foreign exchange policies. Given Brazil’s importance to Argentina’s economy and regional trade, any material changes in such policies or a deterioration of economic conditions in Brazil could adversely affect economic activity, investment flows and trade in Argentina, which could in turn adversely affect our business, financial condition and results of operations.

In addition, the economic performance of Brazil, one of Argentina's main trading partners, may affect Argentina’s economy. A depreciation of the Brazilian Real against the U.S. dollar has in the past (including the recent months) and would again in the future put additional pressure on the exchange rate for the Argentine Peso against the U.S. dollar. Likewise, a significant depreciation of the Brazilian Real against the U.S. dollar or slower economic growth in Brazil could affect the competitiveness of Argentine exports and demand for Argentine goods, particularly in industrial sectors.

Economic conditions in Argentina may also be adversely affected by public health events in Argentina or abroad, including the outbreak of contagious diseases, or regional or global pandemics, and the measures taken by governments, regulators and businesses to respond to any events.

Argentina could be adversely affected by negative economic or financial developments in other emerging and developed countries, which in turn may have a material adverse effect on the Argentine economy and, indirectly, on our business, financial condition, and results of operations, and the market value of our ordinary shares and ADSs. We cannot assure you that events in other market countries will not adversely affect our financial performance.

The interruption of the publication of Argentine economic indices, or changes in their calculation methodologies, could affect the projections made by the Company.

In 2014, the INDEC established a new CPI, the CPI, which reflects a broad measurement of consumer prices, considering price information from the 24 provinces of the country, divided into six regions. In response to challenges to the credibility of the CPI, as well as other indices published by the INDEC, the Argentine Government declared an administrative state of emergency for the national statistical system and INDEC on January 8, 2016, based on a determination that the INDEC had failed to produce reliable statistical information, particularly with respect to the CPI, GDP, inflation and foreign trade data, as well as poverty and unemployment rates, and temporarily suspended the publication of certain statistical data pending the reorganization of its technical and administrative structure to recover its capacity to produce reliable statistical information. In 2017, the INDEC began publishing a national CPI, which is based on a survey conducted by the INDEC and various provincial statistical offices in 39 urban areas, including each of the provinces of Argentina.

As a result of changes to the GDP calculation methodology made by the INDEC, certain holders of Argentine bonds maturing in 2035 that were issued under English and Welsh law filed a lawsuit claiming damages caused by these changes. In April 2023, Judge Simon Picken of the High Court of Justice in London issued a ruling determining that the change in the GDP calculation methodology and its evolution caused losses to bond holders, ordering Argentina to pay damages and compensations in the amount of Euro 643 million and Euro 1,330 million, respectively. The Argentine Government has appealed this decision. However, in October 2024, the Supreme Court of the United Kingdom rejected the Argentine Government’s request for appeal. As a result, Argentina will have to pay Euro 1,330 million along with the applicable interests. On January 14, 2025, the Court of Appeals requested an order instructing Banco Santander to enforce the Euro 313 million guarantee. As a result, the plaintiffs in the case enforced a Euro 313 million guarantee that Argentina had deposited in March through a letter of credit issued by Banco Santander. In June 2025, the bondholders initiated proceedings in the United States, petitioning the District Court for the District of Columbia to recognize the British judgments in order to enforce them in that country.

In 2026, the INDEC prepared an updated CPI methodology designed to better reflect current consumption patterns by adopting a basket of goods and services based on the 2017–2018 Household Income and Expenditure Survey—replacing the outdated 2004 basket—and reweighting categories (giving greater emphasis to services such as housing, utilities, and transportation) to improve representativeness and international comparability, with publication initially planned for February 2026 using January 2026 data; however, amid controversy over the change, INDEC director Marco Lavagna resigned in early February 2026 and Economy Minister Luis Caputo announced that the methodological update would be postponed until the disinflation process is fully consolidated, meaning the existing CPI formula remains in effect for the time being and prompting debate among economists regarding the credibility and representativeness of Argentina's official inflation figures.

Any future correction or required reformulation of INDEC's indices could result in a decrease in confidence in the Argentine economy, which, in turn, could have an adverse effect on our ability to access the international capital markets to finance our operations and growth, and which could, in turn, adversely affect our results of operations and financial condition and cause the market value of our shares and ADSs to decline.

The Company's operating costs could increase as a result of the promotion or adoption of certain measures by the Argentine Government, as well as pressure from labor unions.

In the past, the Argentine Government has promoted and enacted laws and collective bargaining agreements that imposed on private sector employers the obligation to maintain certain wage levels and to grant additional benefits to their employees. In addition, employers have been under strong pressure from their employees and trade unions to grant wage increases and other benefits.

By means of Resolution No. 4/2026 of the Argentine Council for Employment, Productivity, and the Living Minimum Wage, established as of October 1, 2026, the living minimum wage in Argentina is ARS 391,200 for monthly-paid workers working the full legal working hours, and ARS 1,956 per hour for hourly workers. Under the resolution, living minimum wages in Argentina will increase from November 2026 until April 2027 on a monthly basis and, effective as of April 1, 2027, the living minimum wage in Argentina is expected to be ARS 437,000 for monthly-paid workers working the full legal working hours, and ARS 2,185 per hour for hourly workers.

Likewise, we cannot assure you that in the future the Argentine Government will not enact measures that result in increases in the living minimum wage and/or in benefits, compensation, or other labor costs that employers must bear. Any wage increase and/or any other increase in labor costs could result in higher costs and a decrease in our results of operations. For more information see “–Risks Relating to Our Agricultural Business–Labor relations could negatively impact us.”

Failure to adequately address actual and perceived risks of institutional deterioration and corruption could adversely affect Argentina's economy and financial condition.

The absence of a strong and transparent institutional framework for contracts with the Argentine Government and its agencies, and corruption allegations, have affected and continue to affect Argentina. Argentina ranked 104th out of 182 in the Transparency International’s 2025 Corruption Perceptions Index.

As of the date of this Annual Report, there are several ongoing investigations into allegations of money laundering and corruption, which have negatively impacted the Argentine economy and political environment. These investigations include the so-called “Cuadernos” case, which initiated in 2018 and relates to alleged systematic bribery payments in connection with public work contracts, and the “Vialidad” case, in which the Supreme Court confirmed the conviction of former President Cristina Fernández de Kirchner for fraudulent administration in June 2025. In addition, during 2025 and 2026, various investigations and complaints were initiated related to alleged acts of corruption and money laundering involving officials and political figures of the current administration.

We cannot assure you what the outcome of those investigations will be or the impact they could have on political stability, investor confidence, or the business climate in Argentina. Depending on the results of these investigations and how long it takes to finalize them, companies involved may be subject to, among other consequences, a decrease in their credit ratings, having claims filed against them byinvestors in their equity and debt securities, and may further experience restrictions on their access to financingthrough the capital markets, all of which will likely decrease their income. Additionally, if criminal cases against companies move forward, they may be restricted from rendering services or may face new restrictions due to their customers’ internal policies and procedures. These adverse effects could restrict these companies’ ability to conduct their operating activities and to fulfill their financial obligations.

Failure to address these matters could increase the risk of political instability, distort the decision-making process, and adversely affect Argentina's international reputation and its ability to attract foreign investment.

We cannot estimate the impact that these investigations could have on the Argentine economy. Likewise, it is not possible to predict the duration of the corruption investigations, which companies could be involved, or how broad the effects of these investigations could be, which may negatively impact the Argentine economy. In turn, decreased investor confidence resulting from any of these matters, among other problems, could have a significant adverse effect on the growth of the Argentine economy, which, in turn, could harm our business, our financial condition, and results of operations and affect the trading price of our ordinary shares and ADSs.

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

Argentina is subject to litigation by foreign shareholders of Argentine companies and holders of defaulted bonds issued by Argentina, which have resulted and may result in adverse judgments or attachments against Argentina's assets and limit its financial resources.

There are pending claims against the Argentine Government filed with the ICSID that could result in additional sanctions against the Argentine Government, which in turn could have a substantially adverse effect on the Argentine Government's ability to implement reforms and to foster economic growth. We cannot assure you that the Argentine Government will not fail to fulfill its obligations in the future.

Litigation, as well as ICSID claims against the Argentine Government, have given rise to significant judgments and may give rise to further significant judgments, and could result in attachments or injunctions related to Argentine assets that the Argentine Government intended to use for other purposes. As a result, the Argentine Government may not have all the financial resources necessary to fulfill its obligations, implement reforms, and foster growth, which could have a material adverse effect on the Argentine economy and, consequently, on our business, financial condition, and results of operations. There are pending ICSID claims against the Argentine Government that could result in additional awards against Argentina, which in turn could have a material adverse effect on the Argentine Government's ability to implement reforms and foster economic growth.

On March 31, 2023, the U.S. District Court for the Southern District of New York granted summary judgment in favor of YPF in connection with claims arising from the expropriation of YPF by Argentina in 2012 and the alleged failure to launch a tender offer for the remaining shares, dismissing all claims against YPF. The District Court also awarded approximately USD 16.1 billion in damages, which Argentina appealed. On March 27, 2026, the U.S. Court of Appeals for the Second Circuit reversed the judgment against Argentina, affirmed the dismissal of all claims against YPF and remanded the case for further proceedings. On June 2, 2026, the Second Circuit denied the plaintiffs’ petition for rehearing. On September 30, 2026, the plaintiffs filed a petition for a writ of certiorari seeking review by the U.S. Supreme Court. On October 20, 2026, the District Court formally vacated its 2023 judgment against Argentina, in accordance with the Second Circuit’s decision, and closed the proceedings before the District Court. The plaintiffs’ petition for a writ of certiorari remains pending before the U.S. Supreme Court.

Separately, in January 2025, the U.S. Supreme Court declined to hear Argentina’s appeal in litigation related to its 2001 sovereign debt default, allowing creditors to pursue the attachment of approximately USD 310 million in Argentine assets related to collateral securing Brady Bonds. The litigation stems from Argentina's default on Brady Bonds and other securities following the 2001 economic crisis. Although Argentina subsequently carried out debt restructurings in 2005, 2010 and 2016, certain creditors refused the exchange offers and pursued claims in U.S. courts seeking repayment of their holdings. In 2020, Argentina carried out a debt restructuring which resulted in the restructuring of approximately 99% of the eligible debt. On March 11, 2026, Argentina announced that it had reached an agreement in principle with its remaining holdout creditors, and the parties agreed to a standstill of the pending proceedings while the settlement is finalized. There is no assurance that the settlement will be finalized on the anticipated terms or that new claims will not arise. Continued or renewed litigation could adversely affect Argentina's access to financing and, in turn, our business, financial condition and results of operations.

Any downgrade in Argentina's credit rating or rating outlook could adversely affect both the rating and the market price of the Company's shares.

As of the date of this Annual Report, Argentina's long-term foreign currency debt is rated "B- (Stable)" by Fitch Ratings, "B- (stable outlook)" by S&P Global Ratings, and "B3 (positive outlook)" by Moody's Ratings.

On May 6, 2026, Fitch Ratings upgraded Argentina's long-term sovereign debt rating from "CCC+" to "B-," establishing a stable outlook. However, Fitch cautioned about the persistence of risks associated with the volume of foreign currency debt maturities projected for 2027 and the weakness in net reserve stocks. On June 10, 2026, S&P raised Argentina's long-term foreign currency sovereign credit rating from "CCC+" to "B-," maintaining a stable outlook. S&P noted that Argentina continues to face relevant challenges related to the accumulation of international reserves, the sustainability of economic reforms, and the evolution of the political and financial context. On July 21, 2026, Moody's upgraded Argentina's sovereign rating from "Caa1" to "B3" and changing the outlook from stable to positive.

On June 23, 2026, Morgan Stanley Capital International maintained Argentina as a "standalone" (independent) market, the lowest category in its classification. MSCI noted that, while advances had been observed in macroeconomic and regulatory matters, restrictions persisted that limited foreign investors' access to the Argentine market, and therefore the country was not included among the markets considered for potential reclassification in that review.

Notwithstanding the foregoing, a downgrade, suspension, or withdrawal of the credit ratings of Argentine companies could give rise to the following consequences, among others: (i) an increase in financing costs and other difficulties in obtaining funds; (ii) the need to provide additional collateral in connection with financial market transactions; and (iii) the termination or cancellation of existing agreements.

Climate change-related risks may adversely affect Argentina’s economy

The Argentine economy may be affected by climate related events, including droughts, wildfires, and severe flooding, which are unpredictable and may be exacerbated by the effects of climate change. As of the date of this Annual Report, Argentina is experiencing an El Niño event, and the Argentine National Meteorological Service reported a 100% probability that El Niño conditions will persist during October and November 2026. Such conditions may contribute to changes in precipitation patterns and increase the risk of extreme rainfall and flooding in certain regions of Argentina. The risks associated with climate change could manifest in difficulties of Argentina to access capital due to public image issues with investors and increased costs to the Argentine Government due to the implementation of energy transition policies which may lead to increasing electrification in urban mobility.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which, together with Brazilian political and economic conditions, may adversely affect us.

We may be adversely affected by the following factors, as well as the Brazilian federal government’s response to these factors:

•	economic and social instability;

•	increase in interest rates;

•	exchange controls and restrictions on remittances abroad;

•	restrictions and taxes on agricultural exports;

•	exchange rate fluctuations;

•	inflation;

•	volatility and liquidity in domestic capital and credit markets;

•	expansion or contraction of the Brazilian economy, as measured by GDP growth rates;

•	allegations of corruption against political parties, elected officials or other public officials, including allegations made in relation to the Lava Jato and Banco Master investigation;

•	government policies related to our sector;

•	fiscal or monetary policy amendments to tax legislation; and other political, diplomatic, social or economic developments in or affecting Brazil; and

•	potential disruptions in the Brazilian financial system, including stress events affecting financial institutions and credit markets.

Historically, the Brazilian government has frequently intervened in the Brazilian economy and has occasionally made significant changes in economic policies and regulations, including, among others, the enactment of new tax laws, changes in monetary, fiscal and tax policies, currency devaluations, capital controls and limits on imports.

The Brazilian economy has experienced volatile growth and slowdowns in recent years. In 2021, the Brazilian economy began to grow considerably. The Brazilian GDP increased 4.8% in 2021, 3% in 2022, 3.2% in 2023, 3.4% in 2024, 2.3% in 2025, and 1.9% in the first six months of 2026.

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

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, a situation that has historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

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

On October 4, 2026, Brazil held the first round of its general elections, in which no presidential candidate obtained the absolute majority of valid votes required to be elected. Right-wing senator Flávio Bolsonaro from Partido Liberal (Liberal Party) received 47.03% of the votes and incumbent President left-wing Luiz Inácio Lula da Silva from Partido dos Trabalhadores (Workers’ Party) received 45.16% of the votes. As a result, the two candidates will compete in a runoff election scheduled for October 25, 2026, with the next presidential term set to begin on January 5, 2027.

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

Brazil has in the past experienced significantly high rates of inflation. As a result, the Brazilian government adopted monetary policies that resulted in Brazilian interest rates being among the highest in the world. The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central), or COPOM, establishes an official interest rate target for the Brazilian financial system based on the level of economic growth, inflation rate and other economic indicators in Brazil. The SELIC rate has increased and decreased over time and, as of June 30, 2026, it was 14.25% per year. The inflation rate, as measured by the General Market Price Index (Índice Geral de Preços–Mercado), or IGP-M, and calculated by Fundação Getúlio Vargas, or FGV, was 17.8% in 2021, 5.5% in 2022 (3.18)% in 2023 and 6.54% in 2024 and (1.05)% in 2025. Cumulative inflation in the first six months of 2026, calculated by the same index, was 3.27%. The inflation rate, as measured by the Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and calculated by Instituto Brasileiro de Geografia e Estatistica, or IBGE, was 10.1% in 2021, 5.8% in 2022, 4.62% in 2023, 4.83% in 2024 and 4.26% in 2025. Cumulative inflation in the first six months of 2026, calculated by the same index, was 3.36%.

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

An increase in interest rates may have a significant adverse effect on us. In addition, as of June 30, 2026, certain of our loans were subject to interest rate fluctuations, such as the Brazilian long-term interest rate (Taxa de Juros de Longo Prazo, or TJLP), and the interbank deposit rate (Certificados de Depósitos Interbancários), or CDI. In the event of an abrupt increase in interest rates, our ability to comply with our financial obligations may be materially and adversely affected.

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

In addition, the tax reform approved in Brazil introduces significant changes to the Brazilian tax system, including the gradual replacement of PIS, COFINS, ICMS, ISS and IPI by new consumption taxes. The implementation and interpretation of these new rules may increase compliance costs, affect cash flows, alter the taxation of our activities and transactions and create uncertainties during the transition period, any of which could materially and adversely affect our business, financial condition and results of operations.

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

In 2024, the real depreciated by 27.3% against the U.S. dollar, and the BRL/USD exchange rate was BRL 6.1774 per USD 1.00 on December 31, 2024. In 2025, the real appreciated by approximately 12% against the U.S. dollar, and the BRL/USD exchange rate was BRL 5.48 per USD 1.00 on December 31, 2025. In the first six months of 2026, the real appreciated by approximately 5.9% against the U.S. dollar, and the BRL/USD exchange rate (PTAX) was BRL 5.1766 per USD 1.00 on June 30, 2026. There can be no assurance that the real will not depreciate or appreciate against the U.S. dollar in the future.

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

In August 2010, the then-president of Brazil approved the opinion of the Federal Attorney General’s Office (AGU) affirming the constitutionality of Brazilian Law No. 5,709/71, which imposes important limitations on the acquisition and lease of land in Brazil by foreigners and by Brazilian companies controlled by foreigners. Pursuant to this legislation, companies that are majority-owned by foreigners are not allowed to acquire agricultural properties in excess of 100 indefinite exploration modules, or MEI (which are measurement units adopted by the INCRA, within different Brazilian regions, and which range from five to 100 hectares) absent the prior approval of the Brazilian Congress, while the acquisition of areas measuring less than 100 MEIs by such companies requires the prior approval of INCRA. In addition, agricultural areas that are owned by foreigners or companies controlled by foreigners shall not exceed 25% of the surface area of the municipality, of which area up to 40% shall not belong to foreigners or companies controlled by foreigners of the same nationality, meaning that the sum of agricultural areas that belong to foreigners or companies controlled by foreigners of the same nationality shall not exceed 10% of the surface area of the relevant municipality. In addition, INCRA is also required to verify if the agricultural, cattle-raising, industrial or colonization projects to be developed in such areas were previously approved by the relevant authorities. After that analysis, INCRA will issue a certificate allowing the acquisition or rural lease of the property. The purchase and rural lease of agricultural properties that do not comply with the aforementioned requirements need to be authorized by the Brazilian Congress. In both cases, it is not possible to determine an estimated time frame for the approval procedure, since at the date of this Annual Report, there are no known cases on the granting of such certificates.

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

Given the dispersion of BrasilAgro's share capital and the significant percentage of shares held in free float, the Company is unable to determine with certainty whether it could be characterized by the relevant authorities as being under foreign control for purposes of Law No. 5,709/1971.

If the relevant authorities conclude that BrasilAgro falls within the scope of such restrictions, future acquisitions and leases of rural properties may be subject to the applicable legal and regulatory limitations, and BrasilAgro may need to modify its business strategy and intended practices in order to continue acquiring and leasing agricultural and rural properties.

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

As of March 2026, Brazilian Supreme Court (STF) voted in favor of the constitutionality of the restrictions. Justice Gilmar Mendes was designated as the reporting Justice in the proceedings that affirmed the constitutionality of the restrictions; however, as of the date hereof, he has not yet rendered his opinion.

We are not able to provide an estimate of the timeframe for STF’s report, and depending on the final report, Brasilagro may need to modify its business strategy and intended practices in order to be able to acquire agricultural properties.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on B3 S.A. – Brasil, Bolsa, Balcão, or B3, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in interest rates in other countries, especially the United States, may result in a reallocation of capital away from emerging markets, including Brazil, as investors seek higher returns in developed markets, which may result in capital outflows from, or reduced capital inflows into, emerging markets. Such developments may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely affect the availability and cost of financing and put pressure on the Brazilian real and the price of our common shares.

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

As of June 30, 2026, 0.74% of BrasilAgro’s assets were located in Paraguay. Paraguay has a history of economic and political instability, exchange controls, frequent changes in regulatory policies, corruption, and weak judicial security. However, in 2013, Paraguay had the highest GDP growth rate in Latin America and the third highest in the world with 14%. Since then, GDP has grown by 4% in 2014, 3% in 2015, 3.8% in 2016, 4.3% in 2017, 3.6% in 2018, 0.2% in 2019, decreased 6.0% in 2020, an increase of 4.1% in 2021, an increase of 0.08% in 2022, a decrease of 0.5% in 2023, an increase of 3.8% in 2024 and an increase of 6.64% in 2025. According to the IMF, Paraguay’s real GDP grew 5.8% year on year in the first quarter of 2026 and is expected to grow 4.4% in 2026. Paraguay’s GDP is closely related to the performance of the Paraguayan agricultural sector, which can be volatile and could adversely affect our business, financial condition and results of operations.

The exchange rate of Paraguay is free and floating and the Central Bank of Paraguay participates actively in the exchange market in order to reduce volatility. In 2018, the Paraguayan currency appreciated against the U.S. dollar by 6.7%, in 2019 the appreciation was 8.26%, in 2020 the appreciation was 6.7% while in 2021 it had a decrease by 0.55% and had an increase by 6.92% in 2022. In 2023, the Paraguayan currency appreciated by 1.08% against the U.S. dollar. In 2024, the Paraguayan currency depreciated by approximately 6.8% against the U.S. dollar. In 2025 it appreciated by approximately 10% against the U.S. dollar. As of June 2026, the Paraguayan currency had appreciated 23.1% against the U.S. dollar in nominal terms year on year and 8.6% year to date in June 2026.

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

Social and political instability in Paraguay, including protests, strikes, civil unrest or significant changes in government policies, could adversely affect BrasilAgro’s operations in Paraguay.

The social and political environment in Paraguay may present risks associated with political polarization and potential social unrest, which could materialize in the form of strikes, road blockades and other disruptions that negatively affect logistics and business continuity. These risks could be further heightened if the government implements structural reforms or policy measures without broad social consensus, potentially triggering increased public dissatisfaction. In addition, uncertainty surrounding abrupt changes in public policies may alter market conditions and affect Paraguay’s overall risk perception, potentially discouraging foreign investment and adversely affecting BrasilAgro’s operations in Paraguay and, consequently, our business, financial condition and results of operations.

The result of BrasilAgro’s operations are dependent upon economic conditions in Bolivia, in which BrasilAgro operates, and any decline in economic conditions could harm our results of operations or financial condition.

As of June 30, 2026, 2.71% of BrasilAgro’s assets were located in Bolivia. Bolivia has a history of economic, social and political instability, exchange controls, frequent changes in regulatory policies, civic and labor strikes, high tax rates and corruption among state officials, the judiciary and also the private sector.

Bolivia is exposed to high risk of social unrest, causing marches and roadblocks deployed by protesters to pressure the government, increasing disruption risks. Furthermore, protests over environmental issues often overlap significantly with labor disputes, which can escalate into disruptive forms of protest, including site occupations.

In turn, the Bolivian economy is the 14th largest in Latin America and is heavily dependent on export commodities such as natural gas and minerals. Bolivia’s GDP growth over the last decade has been among the highest in Latin America, growing by 4.9% in 2015, 4.3% in 2016, 4.2% in 2017, 4.2% in 2018 and 2.2% in 2019, while in 2020 it had a decrease by 7.3%, an increase of 6.1% in 2021, an increase of 3.2% in 2022, an increase of 3.5% in 2023 and an increase of 0.7% in 2024, followed by an economic contraction of 1.58% in 2025. The economic contraction is expected to deepen in 2026, with the World Bank projecting a decrease of 3.2%. Within this context, inflation has accelerated significantly in recent years, reaching approximately 9.97% in 2024 and 20.40% in 2025.

A significant deterioration in the global and internal macroeconomics, political stability or social unrest of Bolivia, could have a material impact on their economic growth, which could adversely affect our business, financial condition and results of operations.

The political transition in Bolivia and the policies adopted by the new Bolivian administration may adversely affect BrasilAgro’s operations in Bolivia.

In 2020, Luis Arce, a left-wing candidate, was elected President of Bolivia for a five-year term. Between late 2022 and January 2023, protests took place in the city of Santa Cruz, Bolivia’s largest city by GDP. In September 2024, social unrest intensified following the disqualification of Evo Morales’s candidacy for the August 2025 election. Supporters of Morales, including factions within the Movement Toward Socialism (Movimiento al Socialismo) party, organized demonstrations and roadblocks, which escalated into violent clashes between pro-Morales and pro-Arce groups and were also driven by underlying economic concerns. Political uncertainty eased after the October 2025 election of President Rodrigo Paz, which ended nearly two decades of rule by the Movement Toward Socialism party and marked a significant political transition amid efforts to address macroeconomic imbalances and restore confidence.

The current Bolivian administration enacted measures in order to moderate inflation, stabilize the exchange rate between the Bolivian currency and the U.S. dollar and improve the country’s economic outlook. Key measures included eliminating the fuel subsidy, negotiating new external loans with multilateral organizations up to USD 7.6 billion, publishing a reference exchange rate based on foreign trade transactions within the financial sector, tariff relief for various imported goods and strengthening social compensation and benefit programs.

We cannot assure you that these measures will be successful or sustained, that the multilateral financing will be obtained or disbursed on the expected terms, or that they will not generate social opposition, protests or political instability. In addition, Bolivia remains exposed to risks associated with persistent social demands, political polarization and potential shifts in economic policy. These factors could adversely affect BrasilAgro’s operations in Bolivia and, consequently, our business, financial condition and results of operations.

Risks Relating to Our Agricultural Business

Fluctuation in market prices for our agriculture products, a shortage or the unavailability of our agriculture products, and increased fuel and energy prices could adversely affect our financial condition and results of operations.

Our production process requires various agriculture products. Prices for these products, like those of other commodities, have historically been cyclical and sensitive to domestic and international changes in supply and demand and can be expected to fluctuate significantly. In addition, the agricultural products and by-products we produce are traded on commodities and futures exchanges and thus are subject to speculative trading, which may adversely affect us. The prices that we are able to obtain for our agriculture products depend on many factors beyond our control, including:

•	prevailing world prices, which historically have been subject to significant fluctuations over relatively short periods of time, depending on worldwide demand and supply;

•	changes in agricultural subsidy levels and trade barriers in certain consumer markets, in some major countries (mainly the United States and EU countries), and the adoption of other government policies, including taxes, affecting market conditions and industry prices;

•	increases in raw material costs, fuel costs and insurance premiums, especially in light of the ongoing conflicts between Russia and Ukraine, and between Israel and Hamas, tensions in the Middle East, and any related escalations;

•	changes in government policies for biofuels;

•	the business strategies adopted by other major companies operating in the agricultural and agribusiness sectors;

•	world inventory levels, i.e., the supply of commodities carried over from year to year;

•	climatic conditions and natural disasters in areas where agricultural products are cultivated;

•	the production capacity of our competitors; and

•	demand and supply of competing commodities and substitutes.

A significant increase in the cost of our agriculture products, a shortage of these products or the unavailability of these products could reduce our profit margin, our production and/or interrupt our agricultural production, adversely affecting our results of operations and financial condition.

                In addition, we require substantial amounts of fuel oil and other resources for our harvest activities and transport of our agricultural products. The availability and cost of these resources are significantly influenced by global crude oil prices. Any sustained increase in international oil prices directly impacts our operational structure by increasing the cost of diesel and other petroleum-derived inputs essential for our machinery and logistics. Disruptions in energy supply or significant increases in energy costs could have a material adverse effect on our business, results of operations and financial condition.

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

In addition, disruptions to international trade routes, including disruptions affecting commercial shipping through the Strait of Hormuz, may adversely affect global supply chains and result in increases in energy and transportation costs, including oil prices and freight costs, as well as the cost or availability of agricultural inputs, including fertilizers. Any such increases or disruptions could increase our production and logistics costs and adversely affect our business, financial condition and results of operations.

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

Law No. 26,737 was repealed by section 154 of Decree No. 70/2023. Following this repeal, a class action was filed against the Argentine Government, requesting the unconstitutionality and cancellation of section 154 of the Decree No. 70/2023, which repealed Law 26,737. Initially, this action was dismissed by the courts. However, on March 21, 2024, the Federal Court of Appeals of La Plata overturned that ruling and declared section 154 of the Decree No. 70/2023 unconstitutional. On September 29, 2026, the Supreme Court overturned the ruling of the Federal Court of Appeals of La Plata and dismissed the action filed by the Centro de Ex Combatientes Islas Malvinas La Plata (“CECIM”), holding that CECIM lacked standing to bring the action and that there was no case or controversy warranting judicial intervention. The Supreme Court expressly stated that its decision did not address the constitutional validity of section 154 of Decree No. 70/2023. Accordingly, the repeal of Law No. 26,737 provided for by section 154 remained in effect following that decision. However, on October 9, 2026, in a separate proceeding initiated by Asociación Civil Árbol de Pie and other plaintiffs, the Supreme Court provisionally suspended the effects of section 154 of Decree No. 70/2023 by way of an interim injunction, pending a determination by the competent court regarding the plaintiffs’ standing and their request for injunctive relief. As a result, the restrictions established under Law No. 26,737 on foreign ownership of rural land are provisionally in effect again. The constitutional validity of section 154 of Decree No. 70/2023 remains unresolved.

In addition, on July 3, 2026, a bill was introduced before the Argentine Chamber of Deputies proposing amendments to Law No. 26,737, including changes to the limits applicable to the acquisition of rural lands by foreign individuals and legal entities. The bill was referred to the committees of General Legislation, Constitutional Affairs and Agriculture and Livestock and remains under consideration. If enacted, the proposed amendments could modify the restrictions applicable to foreign ownership and possession of rural lands in Argentina and, depending on their final terms and scope, could affect the Company’s ability to acquire, hold or develop rural properties in Argentina. In regards to Brazil, for further information concerning this subject, please see “Item 3. Key Information –Risk Factors -Risks relating to Brazil - The imposition of restrictions on acquisitions of agricultural properties by foreign nationals in Brazil may materially restrict the development of our investment in BrasilAgro.”

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

We cannot guarantee that our suppliers will not engage in improper practices, including inappropriate labor or manufacturing practices.

We cannot guarantee that our suppliers’ business operations comply with all applicable laws and regulations relating to working conditions, sustainability and appropriate safety conditions, or that they will not carry out improper practices relating to such matters. Although we implement supplier due diligence and monitoring procedures, we cannot assure that such measures will be sufficient to prevent or detect all instances of non-compliance. In the event that our suppliers engage in improper business practices, our customers’ perception of our business may be adversely affected. Any adverse publicity could adversely affect our business, results of operations and reputation.

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

As of the date of this Annual Report, Argentina is experiencing an El Niño event, and the Argentine National Meteorological Service reported a 100% probability that El Niño conditions will persist during October and November 2026. Such conditions may contribute to changes in precipitation patterns and increase the risk of extreme rainfall and flooding in certain regions of Argentina.

Excessive rainfall and flooding may adversely affect our agricultural operations by reducing or damaging planted areas, preventing or delaying planting and harvesting activities, damaging agricultural infrastructure, and disrupting access to fields due to damage to rural roads and other infrastructure. These events may result in increased operating, maintenance and recovery costs and may adversely affect our financial condition and results of operations.

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

While our livestock sales are diversified, we depend, and will continue to depend, to a significant extent on a number of relationships with third parties, primarily our customers for crop sales. During the fiscal year ended June 30, 2026, our agribusiness segment sales (excluding farmland sales) were made to approximately 30 customers. Sales to our ten largest customers accounted for approximately 55% to 60% of our net sales. Our principal customers during this period included Cargill, FASA, Bunge Alimentos, ACA, Quilmes, COFCO, Grobocopatel, Arcor, Amaggi y Boormalt. We have entered into non-binding letters of intent with certain of our main customers, which enable us to estimate demand volumes for certain products and plan production accordingly. We generally enter into short-term agreements with a duration of less than one year.

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

We consolidate the financial results of BrasilAgro in our consolidated financial statements included in this Annual Report. BrasilAgro was formed on September 23, 2005 to exploit opportunities in the Brazilian agricultural sector. BrasilAgro seeks to acquire and develop future properties to produce a diversified range of agricultural products (which may include sugarcane, grains, cotton, forestry products and livestock). BrasilAgro is a company that has been operating since 2006. As a result, it has a developing business strategy and an established track record. BrasilAgro’s business strategy may not be successful, and if not successful, BrasilAgro may be unable to successfully modify its strategy. BrasilAgro’s ability to implement its proposed business strategy may be materially and adversely affected by many known and unknown factors. If we were to write-off our investments in BrasilAgro, this would likely materially and adversely affect our business. As of June 30, 2026, we owned 35.22% (net of treasury shares) of the outstanding common shares of BrasilAgro.

Changes in facts and circumstances may affect our accounting consolidation over BrasilAgro.

As of June 30, 2026, we owned 35.22% net of treasury shares of the outstanding common shares of BrasilAgro. We concluded that on accounting basis we exercise “de facto control” on BrasilAgro, based on the following: (i) the percentage and concentration of our voting rights, and the absence of the shareholders with significant voting rights (ii) the record of attendance to Shareholders’ Meetings and the record of votes cast by the other shareholders; and (iii) the effective control exercised by us to direct BrasilAgro’s relevant activities through the Board of Directors, where we appointed five out of nine board members. However, changes in fact pattern that we assessed might result in deconsolidation from an accounting perspective.

Labor relations could negatively impact us.

As of June 30, 2026, approximately 25% of our employees in our agricultural business in Argentina were represented by unions under collective agreements. While we currently enjoy good relations with our employees and unions, we cannot assure that such good labor relations will continue in the future positively or that their eventual deterioration does not affect us materially or negatively.

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

As of June 30, 2026, we owned land reserves extending over more than 319,194 hectares that were purchased at very attractive prices. In addition, we have a concession over 132,000 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farmlands and, therefore, achieve returns in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

New restrictions on agricultural and food products we produce that contain genetically modified organisms could be established resulting in a potential adverse effect on our business.

Our agricultural products contain genetically modified organisms in varying proportions according to the year and the country of production. The use of genetically modified organisms in food has been achieved with varying degrees of acceptance in the markets in which we operate. Argentina and Brazil, for example, have approved the use of genetically modified organisms in food products, and genetically modified organisms and non-genetically modified organisms grains in those countries are produced and mixed frequently during the process of grain origination. Elsewhere, adverse publicity about genetically modified foods has led to Argentine Government regulation that limits sales of genetically modified organisms products. It is possible that new restrictions may be imposed on genetically modified organisms products in the main markets for some of our products, which could have an adverse effect on our business, equity and the result of our operations.

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

We cannot be sure that the consumption of our products will not cause health-related illness in the future or that we will not be subject to claims or judgments related to such matters. Even if a product liability claim is unsuccessful or not fully realized, the negative publicity surrounding any claim that our products caused a disease or injury could negatively affect our reputation with current and potential customers and our image as a Company, and we could also incur significant expenses. In addition, claims or liabilities of this nature may not be covered by any compensation or contribution rights we may have against others, which could have a material adverse effect on our business, equity status and the result of our operations.

Countries may adopt regulations specifically affecting the agricultural sector that could adversely affect our business.

Countries in which we operate or to which we export may adopt regulations specifically affecting the agricultural sector and related industries, or take other measures impacting the research, production, processing, marketing, import and export of our products. Such regulations may include restrictions on the use of certain agrochemicals, changes to food safety standards, new labeling requirements or other measures that could increase our costs, limit our market access or otherwise adversely affect our business, results of operations and financial condition.

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

As of June 30, 2026, our consolidated financial gross debt amounted to ARS 2,022,787 million. We cannot assure you that we will have sufficient cash flows and adequate financial capacity to finance our business in the future. Cresud is generating sufficient funds from its operating cash flows to meet our debt service obligations and its ability to obtain new financing is adequate, however, considering the current availability of loan financing in Argentina, we cannot assure you that we will have sufficient cash flows and adequate financial structure in the future.

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

Although our operations do not depend exclusively on the internet, cybersecurity remains a critical risk for the Company. We rely on digital systems to manage financial, operational and administrative information. These systems may be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft and other disruptions that could affect our operations and result in financial losses or reputational damage.

We have implemented robust security measures, including multi-factor authentication and ongoing cybersecurity monitoring across our environment, to protect our information and systems. We also raise awareness among our employees regarding cybersecurity practices to mitigate risks. Despite these efforts, we cannot guarantee that our systems are completely free from vulnerabilities.

In the event of a significant cyberattack, we could face disruptions to our operations, fraud or theft of sensitive information, which could adversely affect our financial condition and shareholder confidence. In addition, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on our business.

Although we intend to continue implementing and updating our security technological devices and operating procedures to prevent cybersecurity-related harm, our systems may not be free from vulnerabilities and these security countermeasures may be overcome. If any of these events were to occur, our reputation could be harmed, affecting our business, as well as our results of operations and financial condition.

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

As of June 30, 2026, we owned approximately 55.14% equity interest in IRSA (net of treasury shares). Although we believe we are not an “investment company” for purposes of the Investment Company Act, our belief is subject to substantial uncertainty, and we cannot give you any assurance that we would not be determined to be an “investment company” under the Investment Company Act. As a result, the uncertainty regarding our status under the Investment Company Act may adversely affect our ability to offer and sell securities in the United States or to U.S. persons. The U.S. capital markets have historically been an important source of funding for us, and our ability to obtain financing in the future may be adversely affected by a lack of access to the U.S. markets. If an exemption under the Investment Company Act is unavailable to us in the future and we desire to access the U.S. capital markets, our only recourse would be to file an application to the SEC for an exemption from the provisions of the Investment Company Act which is a lengthy and highly uncertain process.

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

Risks Relating to IRSA’s Business in Argentina

IRSA is subject to risks inherent to the operation of shopping malls that may affect IRSA’s profitability.

IRSA’s shopping malls are subject to various factors that affect their development, administration and profitability, including:

•	declines in lease prices or increases in levels of default by IRSA’s tenants due to economic conditions;

•	increases in interest rates and other factors outside IRSA’s control;

•	the accessibility and attractiveness of the areas where IRSA’s shopping malls are located;

•	the intrinsic attractiveness of the shopping mall;

•	the flow of people and the level of sales of rental units in IRSA’s shopping malls;

•	the increasing competition from internet sales;

•	the amount of rent collected from tenants at IRSA’s shopping malls;

•	changes in consumer demand and availability of consumer credit, both of which are highly sensitive to general macroeconomic conditions; and

•	fluctuations in occupancy levels in IRSA’s shopping malls.

An increase in IRSA’s operating costs could also have a material adverse effect on IRSA if IRSA’s tenants were to become unable to pay higher rent IRSA may be required to impose as a result of increased expenses. Moreover, the shopping mall business is closely related to consumer spending and affected by prevailing economic conditions. All of IRSA’s shopping malls and commercial properties are located in Argentina, and consequently, these operations may be adversely affected by recession or economic uncertainty in Argentina. Persistently poor economic conditions could result in a decline in consumer spending which could have a material adverse effect on shopping mall revenue.

IRSA’s performance is subject to the risks associated with its properties and with the real estate industry.

IRSA’s operating performance and the value of its real estate assets, and as a result, the value of its securities, are subject to the risk that its properties may not be able to generate sufficient revenue to meet its operating expenses, including debt service and capital expenditures, its cash flow needs and its ability to service IRSA’s debt service obligations. Events or conditions beyond its control that may adversely affect its operations or the value of its properties include:

•	downturns in national, regional and local economies;

•	decrease in consumer spending and consumption;

•	competition from other shopping malls and sales outlets;

•	local real estate market conditions, such as oversupply or lower demand for retail space;

•	changes in interest rates and availability of financing;

•	the exercise by IRSA’s tenants of their right to early termination of their leases;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-lease space;

•	increased operating costs, including insurance expenses, salary increases, utilities, real estate taxes, federal and local taxes and higher security costs;

•	the impact of losses resulting from civil disturbances, strikes, natural disasters, terrorist acts or acts of war;

•	significant fixed expenditures associated with each investment property, such as debt service payments, real estate taxes, insurance and maintenance costs;

•	declines in the financial condition of IRSA’s tenants and IRSA’s ability to collect rents when due;

•	changes in IRSA’s or its tenants’ ability to provide for adequate maintenance and insurance that result in a reduction in the useful life of a property; and

•	changes in law or governmental regulations (such as those governing usage, zoning and real property taxes) or changes in the exchange controls or government action (such as expropriation).

If any one or more of the foregoing conditions were to affect IRSA’s activities, this could have a material adverse effect on IRSA’s financial condition and results of operations, and as a result, on IRSA’s results.

IRSA could be adversely affected by decreases in the value of its investments.

IRSA’s investments are exposed to the risks generally inherent to the real estate industry, many of which are out of IRSA’s control. Any of these risks could adversely and materially affect IRSA’s business, financial condition and results of operations. Any returns on capital expenditures associated with real estate are dependent upon sales volumes and/or revenue from leases and the expenses incurred. In addition, there are other factors that may adversely affect the performance and value of a property, including local economic conditions prevailing in the area where the property is located, macroeconomic conditions in Argentina and globally, competition, IRSA’s ability to find leases and its ability to perform on their leases, changes in legislation and in governmental regulations (such as the use of properties, urban planning and real estate taxes) as well as exchange controls (given that the real estate market in Argentina relies on the U.S. dollar to determine valuations), variations in interest rates (including the risk of an increase in interest rates that reduces sales of lots for residential development) and the availability of third party financing. In addition and given the relative illiquidity of the Argentine real estate market, IRSA could be unable to effectively respond to adverse market conditions and/or be compelled to undersell one or more properties. Some significant expenses, such as debt service, real estate taxes and operating and maintenance costs do not fall when there are circumstances that reduce the revenue from an investment, increasing IRSA’s relative expenditures. These factors and events could impair IRSA’s ability to respond to adverse changes in the returns on IRSA’s investments, which in turn could have an adverse effect on IRSA’s financial position and the results of IRSA’s operations.

IRSA’s level of debt may adversely affect its operations and its ability to pay its debt as it becomes due and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

As of June 30, 2026, IRSA’s consolidated financial gross debt amounted to ARS 1,006,699 million. IRSA is generating sufficient funds from their operating cash flows to meet their debt service obligations and their ability to obtain new financing is adequate. Considering the current availability of loan financing in Argentina, IRSA cannot assure you that IRSA will have sufficient cash flows and adequate financial structure in the future. For more information see “Item 10. Additional Information—D. Exchange Controls.”

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

IRSA may not be able to generate sufficient cash flows from operations to satisfy IRSA’s debt service requirements or to obtain future financing. If IRSA cannot satisfy IRSA’s debt service requirements or if IRSA defaults on any financial or other covenants in its debt arrangements, the lenders and/or holders of IRSA’s securities will be able to accelerate the maturity of such debt or default under other debt arrangements. IRSA’s ability to service debt obligations or to refinance them will depend upon IRSA’s future financial and operating performance, which will, in part, be subject to factors beyond its control such as macroeconomic conditions and regulatory changes in Argentina. If IRSA cannot obtain future financing, IRSA may have to delay or abandon some or all of its planned capital expenditures, which could adversely affect IRSA’s ability to generate cash flows and repay its obligations as they become due.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and capital resources—Indebtedness”.

IRSA’s assets are highly concentrated in certain geographic areas and an economic downturn in such areas could have a material adverse effect on IRSA’s results of operations and financial condition.

As of June 30, 2026, most of IRSA’s revenue from leases and services provided by the Shopping Malls segment derived from properties located in the City of Buenos Aires and the Greater Buenos Aires metropolitan area. In addition, all of IRSA’s office buildings are located in Buenos Aires and a substantial portion of IRSA’s revenue is derived from such properties. Although IRSA owns properties and may acquire or develop additional properties outside Buenos Aires and the Greater Buenos Aires metro area, IRSA could be largely affected by economic conditions or by other effects which could affect these high populated areas. Consequently, an economic downturn in those areas could cause a reduction in IRSA’s rental income and adversely affect its ability to comply with IRSA’s debt service and fund operations.

The loss of tenants could adversely affect IRSA’s operating revenue and value of IRSA’s properties.

Although no single tenant represents more than 5.8% of IRSA’s revenues in any fiscal year, if a significant number of tenants at its retail or office properties were to experience financial difficulties, including bankruptcy, insolvency or a general downturn of business, or if IRSA failed to retain them, IRSA’s business could be adversely affected. Further, IRSA’s shopping malls typically have a significant “anchor” tenant, such as well-known department stores, that generate consumer traffic at each mall. A decision by such tenants to cease operating at any of IRSA’s shopping mall properties could have a material adverse effect on IRSA’s financial condition and the results of IRSA’s operations. In addition, the closing of one or more stores that attract consumer traffic may motivate other tenants to terminate or to not renew their leases, to seek rent concessions and/or close their stores. Moreover, tenants at one or more properties might terminate their leases as a result of mergers, acquisitions, consolidations, dispositions or bankruptcies.

If upon expiration of a lease for any of IRSA’s properties a tenant does not renew its lease, or upon termination of a lease for any of IRSA’s properties, IRSA may not be able to lease the property to a new tenant promptly, may need to incur capital expenditures to re-condition, renovate or re-lease the relevant properties to attract new tenants, and the terms of any renewal or new lease (including the cost of renovations or tenant improvements) may be less favorable to IRSA than the current lease terms. Any delays in re-leasing vacant properties, or the inability to re-lease them at comparable rental rates, could have a material adverse effect on IRSA’s business, financial condition and results of operations.

IRSA may face risks associated with acquisitions of properties.

As part of IRSA’s growth strategy, IRSA has acquired, and intends to do so in the future, properties, including large properties, that tend to increase the size of IRSA’s operations and potentially alter its capital structure. Although IRSA believes that the acquisitions IRSA has completed in the past and that IRSA expects to undertake enhance IRSA’s financial performance, the success of such transactions is subject to a number of uncertainties, including the risk that:

•	IRSA may not be able to obtain financing for acquisitions on favorable terms or at all, particularly in periods of rising U.S. interest rates and tighter monetary policy by the Federal Reserve, which may increase borrowing costs and reduce access to financing for Argentine sovereign and corporate issuers;

•	acquired properties may fail to perform as expected;

•	the actual costs of repositioning or redeveloping acquired properties may be higher than IRSA’s estimates;

•	acquired properties may be located in new markets where IRSA may have limited knowledge and understanding of the local economy, absence of business relationships in the area or are unfamiliar with local governmental and permitting procedures; and

•	IRSA may not be able to efficiently integrate acquired properties, particularly portfolios of properties, into IRSA’s organization and to manage new properties in a way that allows it to realize cost savings and synergies.

•	competition from other potential acquirers may significantly increase the purchase price of a desired property; and

•	IRSA may spend significant time and money on potential acquisitions that IRSA is unable to make as a result of the lack of satisfaction of customary closing conditions included in the agreement for the acquisition of properties, including the satisfactory completion of due diligence investigations.

If IRSA is unable to find suitable acquisition targets, or if IRSA finds them and is unable to complete the acquisitions on favorable terms or to manage acquired properties to meet IRSA’s goals, IRSA’s business, financial condition, results of operations and prospects or the market price of IRSA’s GDSs could be materially and adversely affected.

In addition, IRSA faces risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, including, in particular, the risk that IRSA overestimates the value of the property, the risk that the cost or time to complete the renovation or redevelopment will exceed IRSA’s budget and the risk that the relevant location is never developed. Those delays or cost overruns may arise from:

•	shortages of materials or skilled labor;

•	a change in the scope of the original project;

•	the difficulty in obtaining necessary zoning, land-use, environmental, health & safety, building, occupancy, antitrust and other governmental permits;

•	economic or political conditions affecting the relevant location;

•	an increase in the cost of building materials and equipment;

•	the discovery of structural or other latent defects in the property once construction has commenced; and

•	delays in securing tenants.

Any failure to complete a development project in a timely manner and within budget or to lease the project after completion could have a material adverse effect on IRSA’s business, financial condition, results of operations and prospects or the market price of IRSA’s GDSs.

IRSA’s future acquisitions may not be profitable.

IRSA seeks to acquire additional shopping malls to the extent IRSA manages to acquire them on favorable terms and conditions and they meet IRSA’s investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including:

•	IRSA’s estimates of the cost of improvements needed to bring the property up to established standards for the market may prove to be inaccurate;

•	properties IRSA acquires may fail to achieve, within the time frames IRSA projects, the occupancy or rental rates IRSA expects to achieve at the time IRSA makes the decision to acquire, which may result in the properties’ failure to achieve the returns IRSA projected;

•	IRSA’s pre-acquisitions evaluation and the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase IRSA’s total acquisition costs; and

•	IRSA’s investigation of a property or building prior to its acquisition, and any representations IRSA may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase IRSA’s acquisition cost.

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

The success of IRSA’s business and profitability of its operations depend on continued investment in real estate and access to long-term financing. A prolonged crisis of confidence in real estate investments and lack of credit for acquisitions may constrain IRSA’s growth and the maintenance of its current business and operations. As part of IRSA’s strategy, IRSA intends to increase its properties portfolio through strategic acquisitions at favorable prices, where IRSA believes it can bring the necessary expertise to enhance property values. In order to pursue acquisitions, IRSA may require capital or debt financing. Disruptions in the financial markets may adversely impact IRSA’s ability to refinance existing debt and the availability and cost of credit in the future. Any consideration of sales of existing properties or portfolio interests may be offset by lower property values. IRSA’s ability to make scheduled payments or to refinance its existing debt obligations depends on IRSA’s operating and financial performance, which in turn is subject to prevailing economic conditions. If disruptions in financial markets prevail or arise in the future, IRSA cannot provide assurances that Argentine Government responses to such disruptions will restore investor confidence.

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

According to the International Monetary Fund's 2025 analysis, the real estate sector in China accounts for approximately 20% of China’s economic activity, and more than two-thirds of household wealth is tied to the real estate sector.

IRSA cannot predict whether, or to what extent, the uncertainty arising from the property crisis in China may affect IRSA’s business, stabilize the markets or increase liquidity and the availability of credit.

IRSA’s revenue and profit may be materially and adversely affected by continuing inflation and economic activity in Argentina.

IRSA’s business is mainly driven by consumer spending since a portion of the revenue from its Shopping Mall segment derives directly from the sales of its tenants, whose revenue relies on the sales to consumers. As a result, IRSA’s revenues and net income are impacted to a significant extent by economic conditions in Argentina, including the development in the textile industry and domestic consumption, both of which experienced significant declines during 2019, 2020 and 2021. Consumer spending is influenced by many factors beyond IRSA’s control, including consumer perception of current and future economic conditions, inflation, political uncertainty, rates of employment, interest rates, taxation and currency exchange rates. Any continuing economic slowdown, whether actual or perceived, could significantly reduce domestic consumer spending in Argentina and therefore adversely affect IRSA’s business, financial condition and results of operations.

According to INDEC, as of June 2026, the manufacturing industrial production index for textiles, clothing, leather and footwear recorded a year-on-year decrease of 10.8% compared to the same month of the previous year, while the cumulative figure for the first six months of 2026 decreased by 17.1% compared to the same period of 2025. Meanwhile, in May 2026, the total sales index at constant prices in shopping malls increased by 11.9% compared to the same month of 2025. The cumulative figure for January-May 2026 decreased by 2.1% compared to the same period of 2025. Likewise, according to INDEC, during the first quarter of 2026, public consumption decreased by 2.4%, while private consumption increased by 0.8%, in both cases compared to the previous quarter and on a seasonally adjusted basis.

Some of the land IRSA has purchased is not zoned for development and IRSA may be unable to obtain, or may face delays in obtaining, the necessary zoning permits and other authorizations.

IRSA owns several plots of land which are not zoned for its intended development plans. In addition, IRSA has not yet applied for the required land-use, building, occupancy and other required governmental permits and authorizations for these properties. IRSA cannot assure you that IRSA will continue to be successful in its attempts to rezone land and to obtain all necessary permits and authorizations, or that rezoning efforts and permit requests will not be delayed or rejected. Moreover, IRSA may be affected by building moratorium and anti-growth legislation. If IRSA is unable to obtain the governmental permits and authorizations IRSA need to develop its present and future projects as planned, IRSA may be forced to make unwanted modifications to such projects or abandon them altogether.

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

As a consequence, IRSA cannot provide assurance that Argentine Government responses to such disruptions will restore investor confidence in Argentine lands, which could have an adverse impact on its financial condition and results of operations.

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

Any of these actions could result in the termination of leases and the loss of related rental income. In addition, IRSA cannot assure you that any tenant whose lease expires will renew that lease or that IRSA will be able to re-let the space on economically reasonable terms. The loss of rental revenue from a number of IRSA’s tenants and IRSA’s inability to replace such tenants may adversely affect IRSA’s profitability and its ability to comply with its debt service obligations. These factors are particularly disruptive in the context of emergency situations, such as pandemics or epidemics, which may cause significant adverse impacts on IRSA’s business.

It may be difficult to buy and sell real estate quickly and transfer restrictions may apply to part of IRSA’s portfolio of properties.

Real estate investments are relatively illiquid and this tends to limit IRSA’s ability to change the mix of its portfolio in response to economic circumstances or other conditions. In addition, significant expenditures associated with each investment, such as mortgage payments (if any), real estate taxes and maintenance costs, are generally not reduced when an investment generates lower revenue. If revenue from a property declines while expenses remain the same, IRSA’s results of operations would be adversely affected. Certain properties are mortgaged and if IRSA was unable to meet IRSA’s underlying payment obligations, IRSA could suffer losses as a result of foreclosures on those mortgaged properties. Furthermore, if IRSA is required to dispose of one or more of its mortgaged properties, IRSA would not be able to obtain release of the mortgage interest without payment of the associated debt. The foreclosure of a mortgage on a property or inability to sell a property could adversely affect IRSA’s business. In this kind of transactions, IRSA may agree not to sell the acquired properties for a considerable time which could affect its results of operations.

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

IRSA’s growth strategy is focused on the development and redevelopment of properties IRSA already owns and the acquisition of additional properties for development. As a result, IRSA is likely to have to depend to an important degree on the availability of capital financing, which may or may not be available on favorable terms if at all. IRSA cannot assure you that additional financing, refinancing or other capital will be available in the amounts IRSA requires or on favorable terms. IRSA’s access to debt or equity capital markets depends on a number of factors, including the market’s perception of IRSA’s growth potential, IRSA’s ability to pay dividends, IRSA’s financial condition, IRSA’s credit rating and its current and potential future earnings. Depending on these factors, IRSA could experience delays or difficulties in implementing IRSA’s growth strategy on satisfactory terms or at all.

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

A downgrade in IRSA’s credit rating could negatively impact its cost of and ability to access capital.

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

Given that IRSA’s shopping malls are open to the public, with significant circulation of people, accidents, theft, robbery, public protest, pandemic effects and other incidents may occur in IRSA’s facilities, regardless of the preventative measures IRSA adopts. If such an incident or series of incidents occurs, shopping mall customers and visitors may choose to visit other shopping venues that they believe are safer, which may cause a reduction in the sales volume and operating income of IRSA’s shopping malls.

 Changes in the regulatory framework applicable to lease agreements could affect IRSA’s contractual flexibility and operating results.

The regulatory framework applicable to lease agreements in Argentina has undergone significant changes in recent years. In December 2023, the National Executive Branch issued Decree of Necessity and Urgency No. 70/2023 (“Decree 70/2023”), which repealed Law No. 27,551 and amended various provisions of the Argentine Civil and Commercial Code. Among other matters, the Decree eliminated certain statutory minimum terms for lease agreements and expanded the parties’ autonomy to agree on the currency of payment, the mechanism and frequency for adjusting rent and other contractual terms and conditions.

However, although Decree 70/2023 is currently in force and applicable, its consideration by Congress remains pending. In this regard, while the Senate rejected the Decree, the Chamber of Deputies has not yet ruled on it. Consequently, IRSA cannot assure that the regime introduced by the Decree will remain in force without modifications or that, in the future, provisions similar to those set forth under the prior regulations, which imposed greater limitations on contractual freedom in connection with lease agreements, will not be reinstated, in whole or in part. In addition, the Decree has been subject to various legal challenges, and therefore it cannot be ruled out that future judicial decisions may affect its application or validity.

Any amendment to the current regulatory framework that reduces flexibility in negotiating the terms and conditions of lease agreements, including the term of the agreements, the currency of payment, rent adjustment mechanisms or other commercial terms, could affect IRSA’s ability to manage its lease portfolio under market conditions, which could have a material adverse effect on its business, operating results, financial condition or prospects.

Under the regulations governing lease agreements, IRSA is exposed to the risk that its tenants may exercise their termination rights, which could have a material adverse effect on its business and operating results. IRSA cannot assure that its tenants will not exercise such rights, particularly if rental amounts stabilize or decrease in the future or if economic conditions continue to deteriorate. In addition, IRSA cannot currently predict how Decree 70/2023 may affect its business, operating results or financial condition.

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

In IRSA’s real estate developments, IRSA usually act as developers and sellers while construction generally is carried out by third party contractors. Absent a specific claim, IRSA cannot quantify the potential cost of any obligation that may arise as a result of a future claim, and IRSA has not recorded provisions associated with them in IRSA’s financial statements. If IRSA was required to remedy any defects on completed works, IRSA’s financial condition and results of operations could be adversely affected.

IRSA could have losses if it has to resort to eviction proceedings in Argentina to collect unpaid rent because such proceedings are complex and time-consuming.

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

Historically, IRSA has sought to negotiate the termination of leases with defaulting tenants after the first few months of non-payment in an effort to avoid legal proceedings. Delinquency may increase significantly in the future, and such negotiations with tenants may not be as successful as they have been in the past. Moreover, new Argentine laws and regulations may forbid or restrict eviction, and in each such case they would likely have a material and adverse effect on IRSA’s financial condition and results of operations.

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

Climate change implies multiple drivers of financial risk that could adversely affect IRSA:

•	Transition risks: the move to a low-carbon economy, both at idiosyncratic and systemic levels -such as through policy, regulatory and technological changes, and business and consumers preferences- could increase IRSA’s expenses and impact IRSA’s strategies.

•	Physical risks: discrete events, such as flooding and wildfires, and extreme weather impacts and longer-term shifts in climate patterns, such as extreme heat, sea level rise and more frequent and prolonged drought, which could result in financial losses that could impair asset values and the creditworthiness of IRSA’s customers. Such events could disrupt IRSA’s operations or those of IRSA’s customers or third parties on which IRSA relies and does business with.

•	Liability risks: parties who may suffer losses from the effects of climate change may seek compensation from state entities, regulators, investors and lenders, among others.

•	Credit risks: physical climate change could lead to increased credit exposure and companies with business models not aligned with the transition to a low-carbon economy may face a higher risk of reduced corporate earnings and business disruption due to new regulations or market shifts.

•	Market and liquidity risks: market and liquidity changes in the most carbon-intensive sectors could affect energy and commodity prices, corporate bonds, equities and certain derivatives contracts. Increasing frequency of severe weather events could affect macroeconomic conditions, weakening fundamental factors such as economic growth, employment and inflation. Companies could face liquidity risks derived from cash outflows targeted to improve their reputation in the market or solve climate-related problems.

•	Operational risks: severe weather events could directly impact business continuity and operations both of customers and IRSA’s operations.

•	Regulatory compliance risks: increased regulatory compliance risk may result from the increasing pace, breadth and depth of regulatory expectations, including potential ESG reporting requirements, green building codes and energy efficiency standards, requiring implementation in short timeframes across multiple jurisdictions and from changes in public policy, laws and regulations in connection with climate change and related environmental sustainability matters.

•	Conduct risks: increasing demand for “green” products where there are differing and developing standards or taxonomies.

•	Reputational risk: IRSA’s reputation and client relationships may be damaged as a result of IRSA’s practices and decisions related to climate change, social and environmental matters, or to the practices or involvement of IRSA’s client vendors or suppliers, in certain industries or projects associated with causing or exacerbating climate change.

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

As of the date of this Annual Report, Argentina is experiencing an El Niño event, and the Argentine National Meteorological Service reported a 100% probability that El Niño conditions will persist during October and November 2026. Such conditions may contribute to changes in precipitation patterns and increase the risk of extreme rainfall and flooding in certain regions of Argentina.

Flooding and other extreme weather events may cause physical damage to IRSA’s properties, developments and infrastructure, increase maintenance, repair and insurance costs, delay or disrupt construction and development activities, restrict access to or the use of certain properties, and adversely affect the value, occupancy or demand for properties located in areas exposed to flooding or other climate-related risks. Any of these events could adversely affect IRSA’s financial condition and results of operations.

The recurrence of a credit crisis could have a negative impact on IRSA’s major customers, which in turn could materially adversely affect IRSA’s results of operations and liquidity.

Argentina is undergoing a credit crisis that could negatively impact IRSA’s tenants’ ability to comply with their lease obligations. The impact of a future credit crisis on IRSA’s major tenants cannot be predicted and may be quite severe. A disruption in the ability of IRSA’s significant tenants to access liquidity could pose serious disruptions or an overall deterioration of their businesses, which could lead to a significant reduction in future orders of their products and their inability or failure to comply with their obligations, any of which could have a material adverse effect on IRSA’s results of operations and liquidity.

IRSA’s tenants operate in certain specific economic sectors, and IRSA’s business may be adversely affected by an economic downturn in any of those sectors. A significant portion of IRSA’s rental income is derived from tenants operating in the retail, gastronomy, entertainment and services, among other sectors, which are highly sensitive to consumer spending, economic cycles and changes in consumer preferences. An economic downturn or adverse event affecting any of these sectors could result in increased tenant defaults, higher vacancy rates or pressure to reduce rental rates, any of which could have a material adverse effect on IRSA’s business, financial condition and results of operations.

IRSA is subject to risks inherent to the operation of office buildings that may affect IRSA’s profitability.

Office buildings are exposed to various factors that may affect their development, administration and profitability, including the following factors:

•	lower demand for office space as a consequence of the implementation of hybrid and home office work;

•	a deterioration in the financial condition of IRSA’s tenants that causes defaults under leases due to lack of liquidity, access to capital or for other reasons;

•	difficulties or delays renewing leases or re-leasing space;

•	decreases in rents as a result of oversupply, particularly offerings at newer or re-developed properties;

•	competition from developers, owners and operators of office properties and other commercial real estate, including sublease space available from IRSA’s tenants;

•	maintenance, repair and renovation costs incurred to maintain the competitiveness of IRSA’s office buildings;

•	exchange controls that may interfere with their ability to pay rents that generally are pegged to the U.S. dollar;

•	the consequences of a pandemic, epidemic or disease outbreak that would produce lower demand for offices spaces; and

•	an increase in IRSA’s operating costs, caused by inflation or by other factors could have a material adverse effect on IRSA if its tenants are unable to pay higher rent as a result of increased expenses.

IRSA’s investment in property development and management activities may be less profitable than IRSA anticipates.

IRSA is engaged in the development and construction of properties to be used for office, residential or commercial purposes, shopping malls and residential complexes, in general through third-party contractors. Risks associated with IRSA’s development, reconversion and construction activities include the following, among others:

•	abandonment of development opportunities and renovation proposals;

•	construction costs may exceed IRSA’s estimates for reasons including higher interest rates or increases in the cost of materials and labor, making a project unprofitable;

•	occupancy rates and rents at newly completed properties may fluctuate depending on a number of factors, including market and economic conditions, resulting in lower than projected rental revenue and a corresponding lower return on IRSA’s investment;

•	pre-construction buyers may default on their purchase contracts or units in new buildings may remain unsold upon completion of construction;

•	lack of affordable financing alternatives in the private and public debt markets;

•	sale prices of residential units may be insufficient to cover development costs;

•	construction and lease commencements may not be completed on schedule, resulting in increased debt service expense and construction costs;

•	failure or delays in obtaining necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations, or building moratoria and anti-growth legislation;

•	significant time lags between the commencement and completion of projects subjects IRSA to greater risks due to fluctuation in the general economy;

•	construction may be delayed because of a number of factors, including weather, strikes or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters, resulting in increased debt service expense and construction costs;

•	changes in IRSA’s tenants’ demand for rental properties outside of Buenos Aires; and

•	shortages of construction materials or disruptions in supply chains, including increases in the cost of key inputs such as cement, steel and other building materials, which could delay projects or increase costs beyond original estimates.

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

While IRSA’s policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, IRSA is nevertheless subject to risks associated with property development, such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of IRSA’s control, as well as financing costs that, may exceed original estimates, possibly making the associated investment unprofitable. Any delays or unanticipated expenses could adversely affect the investment returns from these development projects and harm IRSA’s operating results.

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

In addition, IRSA’s business is exposed to fluctuations in the prices of raw materials and key inputs used in the construction, maintenance and operation of its properties. Substantial increases in the prices of commodities such as steel, cement and energy could result in higher construction and operating costs. To the extent that IRSA’s is unable to pass along these increased costs to its tenants through rent adjustments, its operating margins could be materially and adversely affected. Growing demand for labor, especially when coupled with shortages of qualified construction workers, may also result in significant wage inflation and delays in IRSA’s development projects, which could have a material adverse effect on its business, financial condition and results of operations.

The increasingly competitive real estate sector in Argentina may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of IRSA’s premises.

IRSA’s real estate activities are highly concentrated in the Buenos Aires metropolitan area where the market is highly competitive due to a scarcity of properties in sought-after locations and an increasing number of local and international competitors. The Argentine real estate industry is highly competitive and fragmented and does not have high barriers to entry for new competitors. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete in identifying land acquisition opportunities, attracting financial resources, and appealing to prospective purchasers and tenants. Other companies, including joint ventures of foreign and local companies, have become increasingly active in the market, further increasing competition. If one or more of IRSA’s competitors is able to acquire and develop desirable properties, because it has access to greater financial resources or otherwise, if IRSA is unable to respond to such pressures as promptly as IRSA’s competitors, or competition increases, IRSA’s business and financial condition could be adversely affected.

All of IRSA’s shopping mall and commercial office properties are located in Argentina. There are other shopping malls and independent retail stores and residential properties that are within the geographic scope of each of IRSA’s properties. The number of competing properties in a particular area could have a material adverse effect both on IRSA’s ability to lease retail space in IRSA’s shopping malls or sell units in IRSA’s residential complexes and on the amount of rent or the sale price that IRSA is able to charge. IRSA cannot assure you that other shopping mall operators will not invest in Argentina in the near future. If additional competitors become active in the shopping mall segment, such competition could have a material adverse effect on IRSA’s results of operations.

Substantially all of IRSA’s offices and other non-shopping mall rental properties are located in developed urban areas. There are many office buildings, shopping malls, retail and residential premises in the areas where IRSA’s properties are located. This is a highly fragmented market, and the abundance of comparable properties in IRSA’s vicinity may adversely affect IRSA’s ability to rent or sell office space and other real estate and may affect the sale and lease price of IRSA’s premises. In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with IRSA for business opportunities.

Disruptions in the supply of utilities and public services could adversely affect the operation of IRSA’s properties.

The operation of the IRSA’s shopping malls, office buildings and hotels depends on the adequate and uninterrupted supply of electricity, water, gas and other public services and utilities. Any disruption, shortage or significant increase in the cost of these services could adversely affect the operations of IRSA’s properties and the businesses of its tenants, potentially leading to decreased consumer traffic, tenant defaults or increased operating costs. In addition, restrictions or price increases affecting the supply of key resources could affect the construction and maintenance of IRSA’s properties. Any of these factors could have a material adverse effect on IRSA’s business, financial condition and results of operations.

Some potential losses are not covered by insurance and certain kinds of insurance coverage may become prohibitively expensive.

IRSA currently has insurance policies in place that cover potential risks such as civil liability, all operational risks (including, among others, fire, loss of profits, floods, natural events, and other material damages to IRSA’s assets), and terrorism, in all of IRSA’s properties. Although IRSA believes the policy specifications and insured limits of these policies are customary, there are certain types of losses, such as leases and other contract claims and acts of war, that are generally not covered under the insurance policies offered in Argentina. In the event of a loss that was not insured or a loss in excess of insured limits, IRSA could lose all or a portion of the capital IRSA has invested in a property, as well as its anticipated future revenue. In such an event, IRSA might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. IRSA cannot assure you that material losses in excess of insurance proceeds will not occur in the future. If any of IRSA’s properties were to experience a catastrophic loss, it could seriously disrupt IRSA’s operations, delay revenues, and result in large expenses to repair or rebuild the property.

IRSA has life or incapacity insurance for its employees. If any of IRSA’s employees were to die or become disabled, IRSA could experience losses caused by a disruption in its operations which will not be covered by insurance, and this could have a material adverse effect on IRSA’s financial condition and results of operations.

Moreover, IRSA cannot assure that IRSA will be able to renew its insurance coverage in an adequate amount or at reasonable prices. It is possible that insurance companies no longer offer coverage for certain types of losses, or, if they do, these types of insurance may be prohibitively expensive.

Furthermore, IRSA cannot be sure that the insurance companies will be able to continue to offer products with sufficient coverage at commercially reasonable rates. If IRSA experiences a loss that is uninsured or that exceeds insured limits with respect to one or more of IRSA’s properties or if the insurance companies fail to meet their coverage commitments to IRSA in the event of an insured loss, then IRSA could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties and, if there is recourse debt, then IRSA would remain obligated for any financial obligations related to the properties. Any such losses or higher insurance costs could adversely affect IRSA’s business, financial condition, results of operations and prospects or the market price of IRSA’s GDSs.

An uninsured loss or a loss that exceeds policies on IRSA’s properties could subject IRSA to lost capital or revenue on those properties.

The terms of IRSA’s standard form property leases currently in effect, require tenants to indemnify and hold IRSA harmless from liabilities resulting from injury to persons or property at or outside the premises, due to activities conducted on the properties, except for claims arising from negligence or intentional misconduct of IRSA’s agents. Tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability insurance policies. IRSA cannot provide assurance that its tenants will be able to properly maintain their insurance policies or have the ability to pay deductibles. If an uninsured loss occurs or a loss arises that exceeds the combined aggregate limits for the policies, or if a loss arises that is subject to a substantial deductible under an insurance policy, IRSA could lose all or part of its capital invested in, and anticipated revenue from, one or more of IRSA’s properties, which could have a material adverse effect on IRSA’s business, financial condition and results of operations.

Demand for IRSA’s premium properties, aimed at high-income consumers, may not be sufficient.

IRSA has focused on development projects that cater to affluent consumers and IRSA has entered into property barter arrangements pursuant to which IRSA contributes undeveloped land parcels to joint venture entities with developers who agree to deliver units at premium development locations in exchange for IRSA’s land contribution. When the developers return these properties to IRSA, demand for premium residential units could be significantly lower. In such case, IRSA would be unable to sell these residential units at the estimated prices or time frame, which could have an adverse effect on IRSA’s financial condition and results of operations.

The shift by consumers to purchasing goods over the internet, where barriers to entry are low, may negatively affect sales at IRSA’s shopping malls.

In recent years, internet retail sales have grown significantly in Argentina, even though the market share of such sales is still modest. The Internet enables manufacturers and retailers to sell directly to consumers, diminishing the importance of traditional distribution channels such as retail stores and shopping malls. IRSA believes that its target consumers are increasingly using the Internet, from home, work or elsewhere, to shop electronically for retail goods, and this trend is likely to continue. Retailers at IRSA’s properties face increasing competition from online sales and this could cause the termination or non-renewal of their leases or a reduction in their gross sales, affecting IRSA’s percentage rent based revenue. If e-commerce and retail sales through the Internet continue to grow, retailers’ and consumers’ reliance on IRSA’s shopping malls could be materially diminished, having a material adverse effect on IRSA’s financial condition, results of operations and business prospects.

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

IRSA’s activities are subject to Argentine federal, state and municipal laws, and to regulations, authorizations and licenses required with respect to construction, zoning, use of the soil, environmental protection and historical landmark preservation, consumer protection, antitrust and other requirements, all of which affect IRSA’s ability to acquire land, buildings and shopping malls, develop and build projects and negotiate with customers. In addition, companies in this industry are subject to increasing tax rates, the introduction of new taxes and changes in the taxation regime. IRSA is required to obtain permits from different government agencies in order to carry out IRSA’s projects. Maintaining IRSA’s licenses and authorizations can be costly. If IRSA fails to comply with such laws, regulations, licenses and authorizations, IRSA may face fines, project shutdowns, and cancellation of licenses and revocation of authorizations.

Antitrust laws in Argentina could limit IRSA’s ability to expand IRSA’s business through acquisitions or joint ventures. Argentine antitrust laws contain provisions that require authorization by the antitrust authorities in those countries for the acquisition of, or entering into joint venture agreements with, companies with a relevant market share.

In addition, public agencies may issue new and stricter standards or enforce or construe existing laws and regulations in a more restrictive manner, which may force IRSA to incur expenditures in order to comply. Development activities are also subject to risks of potential delays in or an inability to obtain all necessary zoning, environmental, land-use, development, building, occupancy and other permits and authorizations. Any such delays or failures to obtain such government approvals may have an adverse effect on IRSA’s business.

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

IRSA is or may become subject to legal and administrative proceedings or government investigations, which could harm its business and reputation.

From time to time, IRSA is or may become involved in litigation, investigations and other legal or administrative proceedings relating to claims arising from IRSA’s operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. IRSA cannot assure you that these or any of IRSA’s other regulatory matters and legal proceedings, including any that may arise in the future, will not harm IRSA’s reputation or materially affect IRSA’s ability to conduct IRSA’s business in the manner that IRSA expects or otherwise materially adversely affect IRSA should an unfavorable ruling occur, which could have a material adverse effect on IRSA’s business, financial condition, results of operations and prospects or the market price of IRSA’s GDSs.

Labor relations may negatively impact IRSA.

As of June 30, 2026, 57.5% of IRSA’s workforce was represented by unions under collective bargaining agreements. Although IRSA currently enjoys good relations with IRSA’s employees and their unions, IRSA cannot assure you that labor relations will continue to be positive or that deterioration in labor relations will not materially and adversely affect IRSA.

IRSA or its third-party providers may fail to maintain, obtain or renew or may experience material delays in obtaining requisite governmental or other approvals, licenses and permits for the conduct of IRSA’s business.

IRSA and its third-party providers of goods and services, as applicable, are subject to numerous governmental and local regulations and require various approvals, licenses, permits, concessions and certificates in the conduct of its business. IRSA cannot assure you that IRSA, or its third-party providers of goods and services, will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, concessions and certificates required in the conduct of IRSA’s business, or that IRSA, or its third-party providers of good and services, will continue to satisfy the current or new conditions to those approvals, licenses, permits, concessions and certificates that IRSA currently has or may be granted in the future. There may also be delays on the part of regulatory and administrative bodies in reviewing IRSA’s applications and granting approvals.

The implementation of new laws and regulations on environmental protection, health and safety-related matters in the jurisdictions in which IRSA operates, or in the jurisdictions from which IRSA’s third-party providers of goods and services source their deliverables to IRSA, may create stricter requirements to comply with, including requirements relating to the demands of communities where the real estate is located. This could delay IRSA’s ability to obtain the related approvals, licenses, permits, concessions and certificates, or could result in IRSA not being able to obtain them at all. If previously obtained approvals, licenses, permits and certificates are revoked and/or if IRSA, or its third-party providers of goods and services, fail to obtain and/or maintain the necessary approvals, licenses, permits, concessions and certificates required for the conduct of IRSA’s business, IRSA may be required to incur substantial costs or temporarily suspend or alter the operation of one or more of its properties, or projects in construction or any relevant component thereof, which could affect the general operation of these locations or IRSA’s compliance with any leases at those locations, which in turn could have a material adverse effect on IRSA’s business, financial condition, results of operations and prospects or the market price of IRSA’s GDSs.

IRSA’s results of operations include unrealized revaluation adjustments on investment properties, which may fluctuate significantly over financial periods and may materially and adversely affect IRSA’s business, results of operations and financial condition.

During the year ended June 30, 2026, IRSA had fair value gain on investment properties of ARS 193,797 million. Although the upward or downward revaluation adjustments reflect unrealized capital gains or losses on IRSA’s investment properties during the relevant periods, the adjustments do not reflect the actual cash flow or profit or losses generated from the sales or rental of IRSA’s investment properties. Unless such investment properties are disposed of at similarly revalued amounts, IRSA will not realize the actual cash flow. The amount of revaluation adjustments has been, and will continue to be, significantly affected by the prevailing property markets and macroeconomic conditions prevailing in Argentina and will be subject to market fluctuations in those markets.

In addition, increases in interest rates, may result in higher discount rates being applied in the valuation methodologies used to determine the fair value of investment properties, including shopping centers. As a result, the appraised value of such properties may decline, which could lead to adverse fair value adjustments in IRSA’s financial statements.

IRSA cannot guarantee whether changes in market conditions will increase, maintain or decrease the historical average fair value gains on IRSA’s investment properties or at all. In addition, the fair value of IRSA’s investment properties may materially differ from the amount IRSA receives from any actual sale of an investment property. If there is any material downward adjustment in the revaluation of IRSA’s investment properties in the future or if IRSA’s investment properties are disposed of at significantly lower prices than their valuation or appraised value, IRSA’s business, results of operations and financial condition may be materially and adversely affected.

Due to the currency mismatches between IRSA’s assets and liabilities, IRSA has high currency exposure.

As of June 30, 2026, the majority of its liabilities, such as its Series XIV, XVIII, XXII, XXIII, XXIV, and XXV Notes, were denominated in U.S. dollars while IRSA’s revenues are mainly denominated in Pesos. This currency gap mainly affects IRSA’s operational flows to pay interests of IRSA’s U.S. dollar denominated debt, considering IRSA’s assets are transacted in U.S dollars. In addition, restrictions to access to MULC to acquire the required U.S. dollars to pay IRSA’s U.S. dollar denominated debt or future regulations that may be enacted establishing a different exchange rate (higher than the current official exchange rate) to convert the Pesos into U.S. dollars exposes IRSA to a risk of volatility, which may adversely affect IRSA’s financial results if the U.S. dollar appreciates against the Peso and may affect IRSA’s ability to pay interests of IRSA’s U.S. dollar denominated debt. Any depreciation of the Peso against the U.S. dollar increases the nominal amount of IRSA’s debt in Pesos, which further adversely affects the results of IRSA’s operations and financial conditions and may increase the collection risk of IRSA’s leases and other receivables from IRSA’s tenants and mortgages, most of which generate Peso denominated revenue.

IRSA issues debt in the local and international capital markets as one of its main sources of funding and its capacity to successfully access the local and international markets on favorable terms affects its cost of funding.

IRSA’s ability to successfully access the local and international capital markets on acceptable terms depends largely on capital markets conditions prevailing in Argentina and internationally. IRSA has no control over capital markets conditions, which can be volatile and unpredictable. If IRSA is unable to issue debt in the local and/or international capital markets and on terms acceptable to IRSA, whether as a result of regulations and foreign exchange restrictions, a deterioration in capital markets conditions or otherwise, IRSA would likely be compelled to seek alternatives for funding, which may include short-term or more expensive funding sources. If this were to happen, IRSA may be unable to fund its liquidity needs at competitive costs and its business results of operations and financial condition may be materially and adversely affected.

Cybersecurity events could negatively affect IRSA’s reputation, financial condition and results of operations.

Although IRSA’s operations do not depend exclusively on the internet, cybersecurity remains a critical risk for IRSA. IRSA depends on digital systems to manage financial, operational and administrative information. These systems can be subject to cyber intrusions, viruses, ransomware, denial-of-service attacks, phishing, identity theft, and other disruptions that could affect IRSA’s operations and cause financial losses or damage to its reputation.

IRSA has implemented robust security measures, including multi-factor authentication and ongoing cybersecurity monitoring across its environment, to protect information and systems. IRSA also raises awareness among its employees regarding cybersecurity practices to mitigate risks. Despite these efforts, IRSA cannot guarantee that their systems are completely free of vulnerabilities.

In the event of a significant cyberattack, IRSA could face disruptions in its operations, fraud, or theft of sensitive information, which could adversely affect its financial condition and shareholder confidence. Additionally, insurance coverage may not be sufficient to cover all potential losses, which could have a negative impact on IRSA’s business.

Although IRSA intends to continue implementing and updating their security technological devices and operating procedures to prevent cybersecurity-related harm, IRSA’s systems may not be free from vulnerabilities and these security countermeasures may be overcome. If any of these events were to occur, IRSA’s reputation could be harmed, affecting their business, as well as their results of operations and financial condition.

Property ownership through joint ventures or investees may limit IRSA’s ability to act exclusively in IRSA’s interest.

IRSA develops and acquires properties in joint ventures with other persons or entities or make minority investments in entities when IRSA believes circumstances warrant the use of such structures.

As of June 30, 2026, IRSA owns 50% of the equity of Puerto Retiro. In the Hotel segment, IRSA owns 50% of the equity of Hotel Llao Llao and the other 50% is owned by the Sutton Group. In the Shopping Malls segment IRSA owns 50% of the equity of Nuevo Puerto Santa Fe S.A., which is the tenant of a building in which it built and currently operates “La Ribera” shopping mall.

In addition, as of June 30, 2026, IRSA holds approximately 29.12% of the equity of Banco Hipotecario, of which the Argentine Government is the controlling shareholder.

IRSA could engage in a dispute with one or more of its joint venture partners or controlling shareholders in an investment that might affect its ability to operate a jointly-owned property. Moreover, its joint venture partners or controlling shareholders in an investment may, at any time, have business, economic or other objectives that are inconsistent with its objectives, including objectives that relate to the timing and terms of any sale or refinancing of a property. For example, the approval of certain of its investors is required with respect to operating budgets and refinancing, encumbering, expanding or selling any of these properties. In some instances, its joint venture partners or controlling shareholders in an investment may have competing interests in their markets that could create conflicts of interest. If the objectives of its joint venture partners or controlling shareholder in an investment are inconsistent with IRSA’s own objectives, IRSA will not be able to act exclusively in IRSA’s interests.

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

IRSA’s success, to a significant extent, depends on the continued employment of Eduardo S. Elsztain and certain other members of IRSA’s Board of Directors and senior management, who have significant expertise and knowledge of IRSA’s business and industry. The loss or interruption of their services for any reason could have a material adverse effect on IRSA’s business and results of operations. IRSA’s future success also depends in part upon IRSA’s ability to attract and retain other highly qualified personnel. IRSA cannot assure you that it will be successful in hiring or retaining qualified personnel, or that any of IRSA’s personnel will remain employed by IRSA, which may have a material adverse effect on IRSA’s financial condition and results of operations.

IRSA may face potential conflicts of interest relating to its principal shareholders.

IRSA’s largest beneficial owner is Mr. Eduardo S. Elsztain, according to his indirect shareholding through the Company. As of June 30, 2026, such beneficial ownership consisted of 466,459,045 common shares held by the Company. Conflicts of interest between IRSA’s management and that of IRSA’s related companies may arise in connection with the performance of their respective business activities. As of June 30, 2026, Mr. Eduardo S. Elsztain also beneficially owned approximately 58.5% of IRSA’s common shares. IRSA cannot assure you that its principal shareholders and its affiliates will not limit or cause IRSA to forego business opportunities that its affiliates may pursue or that the pursuit of other opportunities will be in IRSA’s interest.

Risks Relating to IRSA’s Investment in Banco Hipotecario

The stability of the financial system depends upon the ability of financial institutions, including Banco Hipotecario, to maintain and increase the confidence of depositors.

As of June 30, 2026, IRSA owned approximately 29.12 % of the outstanding capital stock of Banco Hipotecario. Banco Hipotecario’s assets as of such date were ARS 3,865,420 million. All of Banco Hipotecario’s operations, properties and customers are located in Argentina. Accordingly, the quality of Banco Hipotecario’s loan portfolio, financial condition and results of operations depend on economic, regulatory and political conditions prevailing in Argentina. These conditions include growth rates, inflation rates, exchange rates, changes to interest rates, changes to government policies, social instability and other political, economic or international developments either taking place in, or otherwise affecting, Argentina.

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

In addition, financial institutions currently carry securities issued by the Central Bank in their portfolios, which generally are short-term. As of June 30, 2026, Banco Hipotecario’s total exposure to the public sector was ARS 1,593,878.5 million, which represented 41.2%.

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

Financial institutions are subject to a major number of regulations concerning functions historically determined by the Central Bank and other regulatory authorities. The Central Bank may penalize Banco Hipotecario and its directors, members of the Executive Committee and members of its Supervisory Committee, in the event of any breach of the applicable regulation. Potential sanctions, for any breach of the applicable regulations, may vary from administrative and/or disciplinary penalties to criminal sanctions. Similarly, the CNV, which authorizes securities offerings and regulates the capital markets in Argentina, has the authority to impose sanctions on IRSA and Banco Hipotecario’s Board of Directors for breaches of corporate governance established in the capital markets laws and the CNV Rules. The UIF regulates matters relating to the prevention of asset laundering and has the ability to monitor compliance with any such regulations by financial institutions and, eventually, impose sanctions.

IRSA cannot assure you whether such regulatory authorities will commence proceedings against Banco Hipotecario, its shareholders, directors or its Supervisory Committee, or penalize Banco Hipotecario. Banco Hipotecario has adopted “Know Your Customer” and other policies and procedures to comply with its duties under currently applicable rules and regulations.

In addition to regulations specific to the banking industry, Banco Hipotecario is subject to a wide range of federal, provincial and municipal regulations and supervision generally applicable to businesses operating in Argentina, including laws and regulations pertaining to labor, social security, public health, consumer protection, the environment, competition and price controls. IRSA cannot assure you that existing or future legislation and regulation will not require material expenditures by Banco Hipotecario or otherwise have a material adverse effect on Banco Hipotecario’s consolidated operations.

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

IRSA cannot assure you that the laws and regulations currently governing the economy or the banking sector will remain unaltered in the future or that any such changes will not adversely affect Banco Hipotecario’s business, financial condition or results of operations and Banco Hipotecario’s ability to honor its debt obligations in foreign currency.

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

Argentina has changed the legal rules that apply to obligations payable in foreign currency. Decree of Necessity and Urgency No. 70/2023 (“Decree 70/2023”) amended the Argentine Civil and Commercial Code to provide that debtors may discharge an obligation only in the currency the parties agreed on, and that courts may not change that currency. Under the prior rule, a debtor could discharge a foreign-currency obligation by paying the equivalent amount in Argentine legal tender. The Argentine Senate voted to reject Decree No. 70/2023 in March 2024. As of the date of this Annual Report, Decree No. 70/2023 therefore remains in force unless and until the Chamber of Deputies also rejects it. If the Chamber of Deputies rejects Decree No. 70/2023, the prior rule would be reinstated, and debtors could again discharge foreign-currency obligations by paying the equivalent amount in Argentine legal tender. We cannot assure you that any current or future laws and regulations (including, in particular, the amendment to the Financial Institutions Law and the amendment to the Central Bank's charter) will not result in significant costs to Banco Hipotecario, or will otherwise have an adverse effect on Banco Hipotecario’s operations.

The exposure of Banco Hipotecario to individual borrowers could lead to higher levels of past due loans, allowances for loan losses and charge-offs.

A substantial portion of Banco Hipotecario’s loan portfolio consists of loans to individual customers in the lower-middle to middle income segments of the Argentine population. The quality of Banco Hipotecario’s portfolio of loans to individuals is dependent to a significant extent on economic conditions prevailing from time to time in Argentina. Lower-middle to middle income individuals are more likely to be exposed to and adversely affected by adverse developments in the Argentine economy than corporations and high-income individuals. As a result, lending to these segments represents higher risk than lending to such other market segments. Consequently, Banco Hipotecario may experience higher levels of past due amounts, which could result in higher provisions for loan losses. Recent increases in delinquency levels among Argentine households and businesses may indicate a deterioration in borrowers' repayment capacity. In addition, higher interest rates may increase debt servicing costs for borrowers and further affect their ability to meet payment obligations. If such trends continue or economic conditions deteriorate, Banco Hipotecario may experience higher levels of past due loans, which could require increased allowances for loan losses and adversely affect its results of operations and financial condition. There can be no assurance that the levels of past due amounts and subsequent charge-offs will not be materially higher in the future.

An increase in fraud or transaction errors may adversely affect Banco Hipotecario.

As with other financial institutions, Banco Hipotecario is susceptible to, among other things, fraud by employees or outsiders, unauthorized transactions by employees and other operational errors (including clerical or record keeping errors and errors resulting from faulty computer or telecommunications systems). Given the high volume of transactions that may occur at a financial institution, errors could be repeated or compounded before they are discovered and remedied. In addition, some of Banco Hipotecario’s transactions are not fully automated, which may further increase the risk that human error or employee tampering will result in losses that may be difficult to detect quickly or at all. Losses from fraud by employees or outsiders, unauthorized transactions by employees and other operational errors might adversely affect Banco Hipotecario’s reputation, business, the results of operations and financial condition.

Risks Relating to our ADSs and Common Shares

Shares eligible for sale could adversely affect the price of our common shares and ADSs.

The market prices of our common shares and ADS could decline as a result of sales by our existing shareholders of common shares or ADSs in the market, or the perception that these sales could occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. The ADSs are freely transferable under U.S. securities laws, including common shares sold to our affiliates. Eduardo Elsztain, which as of June 30, 2026, was the beneficial owner of approximately 39.2% (without considering treasury shares) of our common shares (or approximately 278,159,391 common shares which may be exchanged for an aggregate of 27,815,939 ADSs), is free to dispose of any or all of its common shares or ADSs at any time in its discretion. For more information, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.” Sales of a large number of our common shares and/or ADSs would likely have an adverse effect on the market price of our common shares and the ADSs.

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

Although the ADSs are listed on the NASDAQ, as a foreign private issuer we are able to rely on home country governance requirements rather than relying on the NASDAQ corporate governance requirements. See “Item 16.G. Corporate Governance—Compliance with NASDAQ listing standards on corporate governance.” Additionally, as a foreign private issuer, we are exempt from certain rules under the Exchange Act including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year, while United States domestic issuers that are accelerated filers are required to file their Annual Report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders companies that are not foreign private issuers.

We previously identified a material weakness in our internal control over financial reporting, which has been remediated, and any future failure to maintain effective internal control over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our common shares and ADSs.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. In connection with the audits of our consolidated financial statements for the fiscal year ended June 30, 2025, we identified a material weakness in our internal control over financial reporting and concluded that our internal control over financial reporting was not effective as of June 30, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified as of June 30, 2025 related to a lack of effective controls over capital increases resulting from the exercise of the warrants issued by us since our internal controls over financial reporting did not account for the impact of inflation accounting over the exercise of the warrants.

As a public company, we are subject to the requirement that we maintain internal controls and that management performs periodic evaluation of the effectiveness of the internal controls. During the fiscal year ended June 30, 2026, we implemented measures to address the underlying causes of this material weakness, including designing and implementing a quarterly supervisory review control over capital increases derived from the exercise of warrants, including the related inflation adjustment of share premium in accordance with IAS 29, and formalizing the related documentation and approval requirements. As a result of the implementation of these measures, management has concluded that the material weakness identified as of June 30, 2025 has been remediated and that our internal control over financial reporting was effective as of June 30, 2026. See “Item 15. Controls and Procedures—B. Management’s Annual Report on Internal Control Over Financial Reporting—Remediation of Previously Reported Material Weakness.”

There can be no assurance that the measures we have taken will continue to operate effectively or that additional material weaknesses will not be identified in the future. If we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations or prevent fraud, and our independent registered public accounting firm could issue an adverse opinion on our internal control over financial reporting. Our investors may lose confidence in the accuracy and completeness of our financial reports, the market for and trading price of our ADSs could be adversely affected, it may become more difficult for us to raise funds in a debt or equity financing and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

Investors may not be able to effect service of process within the United States, limiting their recovery of any foreign judgment.

We are a publicly held corporation (sociedad anónima) organized under the laws of Argentina. Most of our directors and our senior managers are located in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments obtained in such courts predicated upon the civil liability provisions of the United States federal securities laws. We have been advised by our Argentine counsel, ZBV Abogados, that there is doubt whether the Argentine courts will enforce, to the same extent and in as timely a manner as a United States or foreign court, an action predicated solely upon the civil liability provisions of the United States federal securities laws or other foreign regulations brought against such persons or against us.

If we are considered to be a PFIC for United States federal income tax purposes, United States holders of our common shares or ADSs would suffer negative consequences.

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2026, and do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretations. If we become a PFIC, U.S. Holders (as defined in “Item 10. Additional Information—E. Taxation—United States Taxation”) of our common shares or ADSs will be subject to certain United States federal income tax rules that have negative consequences for them, as well as reporting requirements. See “Item 10. Additional Information—E. Taxation—United States Taxation—Passive Foreign Investment Company” for a more detailed discussion of the consequences if we are deemed a PFIC. You should consult your own tax advisors regarding the application of the PFIC rules to your particular circumstances.

Changes in Argentine tax laws may affect the tax treatment of our common shares or ADSs.

The Income Tax Law was enacted on September 12, 2013, and published in the Official Gazette on September 23, 2013. According to the amendments, the distribution of dividends by an Argentine corporation was subject to income tax at a rate of 10.0%, unless such dividends were distributed to Argentine corporate entities.

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

However, pursuant to Law No. 27,430, as amended by Law No. 27,541 and Law No. 27,630, dividends distributed out of earnings accrued in fiscal years starting on or after January 1, 2018, and other profits paid in cash or in kind —except for stock dividends or quota dividends— by companies and other entities incorporated in Argentina referred to in the Income Tax Law, to resident individuals, resident undivided estates and foreign beneficiaries are subject to income tax at a 7% rate on profits accrued in fiscal years starting on January 1, 2018 and onwards. If dividends are distributed to Argentine corporate taxpayers (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina), no dividend tax would apply.

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

Over the last twenty years in Argentina exchange controls and transfer restrictions have been periodically imposed, substantially limiting the ability of companies to retain foreign currency or make payments abroad. Since 2019, new regulations have significantly curtailed access to the MULC by individuals and private sector entities.

In this regard, the Argentine Government imposed restrictions on the conversion of Argentine currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Argentina. Argentine law currently permits the Argentine Government to impose these kind of restrictions temporarily in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. We cannot assure you that ADS Depositary for the ADSs may hold the Pesos it cannot convert for the account of the ADS holders who have not been paid. No assurance can be given that payments to non-resident investors will not suffer delays under the current MULC regulations or be subject to any additional restrictions, such as a different exchange rate to convert the Pesos into U.S dollars, that may be higher than the current official exchange rate. In this regard, we suggest consulting with the corresponding custodian banks about the exchange regulations applicable. For more information, please see “Item 10. Additional Information—D Exchange Controls” and “Item 3. Key Information – D. Risk Factors”.

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

Our depositary agent for the ADSs in the United States is the ADS Depositary whose address is 240 Greenwich Street, New York, NY 10286, and whose telephone numbers are +1-888-BNY-ADRS (+1-888-269-2377) for U. S. calls and +1-201-680-6825 for calls outside U.S.

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

During 1993 and 1994, Consultores Asset Management S.A. acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management S.A. (and including Dolphin Fund plc., currently Dolphin Fund Ltd.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1995, we increased our capital through a rights offering and global public offering of ADSs representing our common shares and listed such ADSs on NASDAQ. We started our agricultural activities with seven farmlands and 20,000 hectares under management.

In 2002, we acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud, and in 2009, we increased our ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary. As of June 30, 2026, we had a 55.14% equity interest in IRSA (net of treasury shares) and a majority of our directors are also directors of IRSA. IRSA is one of Argentina’s largest real estate companies and is engaged in a range of diversified real estate activities including residential properties, office buildings, shopping malls and luxury hotels, as well as the sales and development residential properties, it has a 29.12% interest in Banco Hipotecario, one of the main financial institutions in the country, and selected investments outside of Argentina. IRSA’s common shares are listed and traded on the ByMA and IRSA’s GDSs representing its common shares are listed on the NYSE.

In March 2008 we made a follow on offering for up to 180 million shares in the local and international markets, which were fully subscribed, for a total amount of USD 288 million. The proceeds allowed us to expand our international operations to Paraguay and Bolivia, currently we run these operations through BrasilAgro.

In line with our international expansion strategy, in September of 2005 we participated in the creation of BrasilAgro with the purpose of replicating our business model in Brazil. We created BrasilAgro together with our partners, Cape Town Llc, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Investments S.A. and Agro Managers S.A. On May 2, 2006, BrasilAgro’s shares were listed on the Novo Mercado of the Brazilian Stock Exchange with the symbol AGRO3 and on November 8, 2012, BrasilAgro’s ADSs became listed on the NYSE, under the ticker LND. In February 2021, it made a capital increase for BRL 440 million shares, we subscribed shares in the capitalization. In addition, in May 2021 we exercised warrants that had been granted to the founders of the Company at the initial public offering, before its maturity. As a result of our follow-on subscription and the warrants exercise, we increased our stake in BrasilAgro, net of treasury shares, to 39.4%. As of June 30, 2026, our interest in BrasilAgro was 35.22% (net of treasury shares).

Also, we provide the best services for the agricultural community through our subsidiaries. We boost our clients’ businesses through the consulting, marketing and storage services operated by FyO, which main business is crop trading (crop brokerage, futures and options, consulting, logistics and financial services) and sale and distribution of own inputs and third-party products. As of June 30, 2026, we had a 51.2 % equity interest in FyO. Looking ahead to next year, the company will continue working on its expansion plans to other countries in the region.

As of June 30, 2026, we owned, directly and through our subsidiaries, 26 farms, with a total area of 581,983 hectares and during the fiscal year ended June 30, 2026 approximately 581,985 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that expire in 2035 and can be extended for another 29 years.

For information about our capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures.”

Significant acquisitions, dispositions and development of business

Agricultural Business

Sale of fraction of“Rio do Meio II” Farm– BrasilAgro

During the fiscal year ended June 30, 2026, BrasilAgro completed the final stage of the transfer of 1,964 hectares (1,422 productive hectares) of the “Rio do Meio II” farm, a rural property located in the municipality of Correntina, State of Bahia, Brazil. As a result of the transaction, a gain was recognized under the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income, amounting to ARS 203 million.

Sale of fraction of“Los Pozos” Farm– CRESUD

On June 29, 2026, the Company executed the deed of conveyance corresponding to a parcel of land of the “Los Pozos” farm, located in the province of Salta, with an approximate surface of 3,500 hectares, while retaining a remaining area of approximately 228,200 hectares of said farm.

The total price agreed for the transaction amounts to USD 6.1 million, equivalent to ARS 8,985 million, to be settled in ten semiannual installments of USD 0.61 million each, equivalent to approximately ARS 898.5 million per installment, with maturities through August 2030. However, possession of the property will be transferred to the buyer only in June 2028; therefore, as of June 30, 2026, the Company had not delivered possession nor transferred control of the asset subject to the transaction.

As of June 30, 2026, the Company collected as an advance payment on account of the sale price the first installment of USD 0.61 million, equivalent to ARS 898.5 million.

Since control of the asset had not been transferred as of June 30, 2026, the land subject to the transaction remains recognized under "Property, plant and equipment" of our Audited Consolidated Financial Statements, and no gain has been recognized. The amount collected was recorded as an advance from customers under "Trade and other payables" of our Audited Consolidated Financial Statements.

Sale of fraction of“Marangatú” Farm– BrasilAgro

On March 17, 2026, Agropecuaria Morotí S.A., a subsidiary of BrasilAgro, entered into a contract for the sale of 921 hectares (501.5 productive hectares) of the “Marangatú II” farm located in the district of Mariscal Estigarribia, Paraguay, for a total amount of USD 1.5 million, equivalent to ARS 2,210 million.

Of the total transaction value, USD 0.6 million (ARS 884 million) corresponds to the sale of 371.84 hectares (200.5 productive hectares), which was recognized in the results for the fiscal year ended June 30, 2026. Of this amount, USD 0.3 million (ARS 442 million) were collected, while the remaining balance will be settled through three annual installments of USD 0.1 million (ARS 147 million each), maturing in February 2027, 2028 and 2029.

The remaining portion of the transaction corresponds to the sale of 549.33 hectares (301 productive hectares) for USD 0.9 million (ARS 1,326 million), which is subject to the fulfillment of certain conditions. Consequently, its effects have not been recognized in our Audited Consolidated Financial Statements, and will be recorded once the applicable criteria are met.

The gain on the sale was recognized under the line “Gain from disposal of farmlands” in the Consolidated Statement of Income and Other Comprehensive Income in the amount of ARS 430 million.

Urban property business and investments

Sale of lots and barter agreements– "Ramblas del Plata"– IRSA

On July 17, 2025, IRSA entered into an addendum to the purchase agreement dated January 27, 2025, relating to “Ramblas del Plata,” providing for the substitution of one of the lots subject to that agreement. In consideration of the substitution, the buyer agreed to make an additional cash payment of USD 3.5 million and to deliver functional units in the development to be built on the lot, valued at USD 3.6 million. As a result, the consideration under the original agreement increased by USD 7.1 million (equivalent to ARS 8,953 million), reflecting the 5,000 additional square meters of buildable area of the substituted lot.

On November 7 and December 23, 2025, IRSA signed barter agreements for two lots relating to “Ramblas del Plata,” for approximately USD 11.8 million (equivalent to ARS 20,513 million) which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

Additionally, on February 12 and February 26, 2026, IRSA signed barter agreements for two lots relating to “Ramblas del Plata,” for approximately USD 11.3 million (equivalent to ARS 17,734 million), which will be paid to IRSA through a cash advance and sellable square meters.

Additionally, on June 24, 2026, IRSA entered into a barter agreement for one lot relating to “Ramblas del Plata,” for approximately USD 14.2 million (equivalent to ARS 21,121 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements, and generated a gain of ARS 1,620 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of our Audited Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, IRSA acquired the “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

At the time of the acquisition, the shopping mall was operating below its potential, so IRSA plans to reconvert into an outlet center, to be relaunched under the name “Oeste Outlet” during the fiscal year ending June 30, 2027.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 15,567 million and “Intangible assets” for ARS 1 million, with a recognition of imputed interest for ARS 1,347 million.

Sale of Land Plot in Pilar– IRSA

On October 17, 2025, IRSA signed a sale agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 2,106 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 104 million, which was recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of our Audited Consolidated Financial Statements.

Property acquisition– IRSA

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property.

Córdoba Land Plot Barter Agreement– IRSA

On January 28, 2026, IRSA signed a barter agreement with a local developer for the transfer of a plot of land owned by IRSA, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, IRSA will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,707 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of our Audited Consolidated Financial Statements.

Soleil– Lease agreement– IRSA

On February 9, 2026, IRSA signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is 50 years, and the transaction was recorded as an addition of “Right-of-use assets” and “Lease liabilities” in our Audited Consolidated Financial Statements ARS 4,902 million.

Corporate reorganization of We are appa S.A. into SHEFA INVESTMENTS S.A.– IRSA

During the last quarter of the fiscal year ended June 30, 2026, the corporate reorganization of We are appa S.A. was completed, resulting in a single vehicle intended to foster and expand initiatives in the retail and technology sectors.

As of June 30, 2026, IRSA holds an 89.44% ownership interest in Shefa, while Ben Iosef Elsztain, CEO of Shefa, together with other strategic investors, holds the remaining 10.56%, and as of the date of this Annual Report, IRSA holds an 81.41% ownership interest in Shefa, and Mr. Ben Iosef Elsztain, CEO of Shefa, together with other strategic investors, hold the remaining 18.49%.

Additionally, as part of the reorganization, Shefa obtained control of BoulderTech Ltd. through the acquisition of an additional ownership interest during 2026, for a consideration of ARS 2,887 million. Prior to such transaction, Shefa held an equity interest in BoulderTech Ltd., which was accounted for as a financial asset amounting to ARS 1,334 million, since IRSA did not exercise control over the entity.

As a result of obtaining control, the transaction was accounted for as a business combination in accordance with IFRS 3. On the acquisition date, the previously held interest was included as part of the consideration transferred in determining the value of the business combination, resulting in a total consideration of ARS 4,221 million, and its measurement did not give rise to any effect on profit or loss.

As of June 30, 2026, the accounting for the business combination has been determined only on a provisional basis, as valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and all the information necessary to complete the purchase price allocation has not yet been obtained. Consequently, the amounts allocated to such assets, the related deferred tax liability and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

Acquisition of“Los Gallegos” Shopping Mall– IRSA

On June 9, 2026, IRSA completed the acquisition of 100% of the share capital of the companies owning the “Los Gallegos” shopping mall, located at Rivadavia 3050, Mar del Plata, province of Buenos Aires – Tienda Los Gallegos S.A. and Los Gallegos Martinez Navarro y Cia S.A. for a total amount of USD 13.5 million, equivalent to ARS 18,990 million. Of this amount, USD 12.5 million (ARS 17,583 million) were paid, while a balance of USD 1 million (ARS 1,407 million) was retained as guarantee. The shopping mall has a leasable area of approximately 10,500 m², including 49 stores, 14 stands, 2 movie theaters, a department store, and 115 parking spaces. With this acquisition, the IRSA’s shopping mall portfolio reached 18 assets, totaling more than 400,000 m² of GLA.

As of June 30, 2026, the accounting for the acquisition of the “Los Gallegos” shopping mall was determined on a provisional basis, as the independent valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and not all the information required to complete the purchase price allocation has yet been obtained. Accordingly, the amounts allocated to such assets, the related deferred tax liability, and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

For practical purposes, the acquired companies were consolidated as from June 30, 2026. The results of the acquired companies for the period from June 10 to June 30, 2026 were not consolidated, as their effect was not material to our Audited Consolidated Financial Statements

At its meeting held on September 17, 2026, Board of Directors resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, to consider a corporate reorganization aimed at enhancing the efficiency of operating structure, through the merger by absorption into IRSA of Tienda Los Gallegos S.A. and Los Gallegos Martínez Navarro y Cía. S.A. (the wholly owned subsidiaries acquired as part of the “Los Gallegos” shopping mall transaction).

Additionally, on June 8, 2026, IRSA entered into a purchase agreement for the acquisition of a functional unit of 823.77 m² adjacent to the shopping mall, for a total price of USD 1.3 million, equivalent to ARS 1,909 million, payable as follows: (i) USD 0.3 million (ARS 478 million) upon signing of the agreement, and (ii) the remaining USD 1.0 million (ARS 1,432 million) upon execution of the deed of conveyance.

Zetol LTD Transaction– Boating Trust– IRSA

On June 24, 2026, Zetol LTD, a subsidiary of Liveck L.T.D., transferred a plot of land to the Boating Trust, which was incorporated into the trust estate at an estimated value of approximately USD 8.6 million. As consideration, Zetol LTD will receive 26.92% of the proceeds from the commercialization of residential units and 37.67% of the proceeds from the commercialization of parking spaces in Tower 2 of the “Carrasco Boating” real estate development, equivalent to approximately 2,297 sqm and 27 parking spaces.

The transaction generated a gain of ARS 11,081 million, resulting from the recognition of revenue from the sale of trading properties of ARS 12,377 million and a cost of ARS 1,296 million in the consolidated statement of profit or loss and other comprehensive income. Additionally, a decrease of ARS 1,296 million was recorded in “Trading properties” in our Audited Consolidated Financial Statements.

For information of significant acquisitions, dispositions and development of business after June 30, 2026, please see “—Recent Developments”.

Recent Developments

Cresud’s Recent Developments

Early Redemption of Class XLIV Notes

On July 8, 2026, we announced that it resolved to exercise its option to redeem early all of the outstanding Class XLIV Notes due January 17, 2027. The redemption was completed on July 17, 2026, at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the redemption date.

Early Redemption of Class XLIX Notes

On August 28, 2026, we announced that it had resolved to exercise its option to redeem early all of the outstanding Class XLIX Notes due September 2, 2027. The redemption was completed on September 4, 2026, at a price equal to 100% of their principal amount, plus accrued and unpaid interest through the redemption date.

Issuance of Additional Class LIII Notes

On August 26, 2026, we announced the issuance in the Argentine local capital markets of additional notes of its Class LIII series (the “Additional Class LIII Notes”), for an issued principal amount of USD 40,420,132. The Additional Class LIII Notes bear interest at a fixed rate of 6.25% per annum, were issued and settled on August 31, 2026, and mature on April 30, 2030. Interest will be paid semi-annually, with the first interest payment due on January 30, 2027 and the second interest payment due on April 30, 2027. Principal will be amortized in a single payment at maturity. The Additional Class LIII Notes have terms and conditions identical to the Company’s existing Class LIII Notes originally issued on April 30, 2026, except for the issuance and settlement date and the issuance price, and are fully fungible with such originally issued notes.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 17, 2026, we announced that our Board of Directors resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, at 1:00 p.m. (Buenos Aires time) at first call, and at 2:00 p.m. (Buenos Aires time) at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2026.

3. Consideration of the financial results for the fiscal year ended June 30, 2026, amounting to a profit of ARS 244,516,111,286.75. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 116,000,000,000.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2026.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2026.

6. Consideration of compensation payable to the Board of Directors in the amount of ARS 869,203,490.97, corresponding to the fiscal year ended June 30, 2026.

7. Consideration of compensation payable to the Supervisory Committee for ARS 45,755,966.40 for the fiscal year ended June 30, 2026.

8. Determination of the number and appointment of regular Directors and alternate Directors, and determination of their terms of office for up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of certifying accountants for the fiscal year ending June 30, 2027.

11. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2026.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the annual budget for the implementation of the Audit Committee’s annual plan.

14. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and the IGJ

IRSA’s Recent Developments

Commercialization Progress of“Ramblas del Plata”

On July 30, 2026, IRSA announced that it had entered into a land swap agreement for a lot with a surface area of 2,360 sqm and an estimated total sellable area of 4,500 sqm, corresponding to the extended Phase 1 of the “Ramblas del Plata” project. The transaction amounted to approximately USD 4 million, to be paid to IRSA through a cash advance and sellable sqm to be received in the future.

On August 31, 2026, IRSA announced that it had entered into a land swap agreement for a lot with a surface area of 2,095 sqm and an estimated total sellable area of 7,483 sqm, corresponding to the extended Phase 1 of the “Ramblas del Plata” project. The transaction amounted to approximately USD 6.7 million, to be paid to IRSA through a cash advance and sellable sqm to be received in the future.

Preliminary Merger Agreement– Los Gallegos

On September 8, 2026, IRSA announced that it had entered into a Preliminary Merger Agreement with Tienda Los Gallegos S.A. and Los Gallegos Martinez Navarro y Cía. S.A., both of which are wholly owned subsidiaries of IRSA.

Upon obtaining the corresponding corporate approvals and complying with applicable legal and regulatory requirements, IRSA will absorb both companies, consolidating the businesses under a single legal structure and centralizing the management of IRSA’s real estate and shopping mall operations, with the aim of generating synergies and achieving operational and economic efficiencies. The merger has no impact on IRSA’s financial information as of June 30, 2026.

On October 8, 2026, IRSA filed the merger prospectus relating to the proposed merger by absorption of Tienda Los Gallegos S.A. and Los Gallegos Martinez Navarro y Cía. S.A. into IRSA, including the special financial statements prepared as of June 30, 2026 in connection with the merger.

General Ordinary and Extraordinary Shareholders’ Meeting

On September 17, 2026, IRSA informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, at 11:00 a.m. at first call, and at 12:00 p.m. at second call, from the corporate premises located at Carlos María Della Paolera 261, 9th Floor, City of Buenos Aires, according to the following agenda:

1. Appointment of two shareholders to sign the meeting’s minutes.

2. Consideration of documents contemplated in section 234, paragraph 1, of law no. 19,550 for the fiscal year ended June 30, 2026.

3. Consideration of the financial results for the fiscal year ended June 30, 2026, amounting to a profit of ARS 394,080,843,322.03. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 211,000,000,000.

4. Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2026.

5. Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2026.

6. Consideration of compensation payable to the Board of Directors ARS 24,293,481,028.85 (total compensation) in excess of ARS 4,589,438,862.75 over the five percent (5%) limit of accrued profits pursuant to section 261 of law no. 19,550 and related regulations, in view of the proposed dividend distribution.

7. Consideration of compensation payable to the Supervisory Committee for ARS 45,755,966.40 for the fiscal year ended June 30, 2026.

8. Determination of the number and appointment of regular Directors and alternate Directors, and determination of their terms of office for up to three fiscal years, as per section twelve of the bylaws.

9. Appointment of regular and alternate members of the Supervisory Committee for a term of one fiscal year.

10. Appointment of certifying accountants for the fiscal year ending June 30, 2027.

11. Approval of compensation payable to Certifying Accountants for the fiscal year ended June 30, 2026.

12. Treatment of the amounts paid as personal assets tax by the Company acting as substitute responsible party on behalf of the shareholders.

13. Consideration of the annual budget for the implementation of the Audit Committee’s annual plan.

14. Consideration of the merger by absorption of Tienda Los Gallegos S.A. (“Tienda los Gallegos”) and Los Gallegos Martínez Navarro y CÍA. S.A. (“Los Gallegos”) with IRSA, and approval of the separate and consolidated merger statements of financial position prepared for such purpose. Consideration of the prior merger agreement for the merger by absorption. Authorizations and delegations and appointment of a representative to execute the final agreement and complete the other required filings and procedures.

15. Authorization to carry out registration proceedings relating to this shareholders’ meeting before the CNV, BYMA, Caja de Valores S.A. and the IGJ.

Related Party Transaction

On September 22, 2026, IRSA’s Board of Directors announced that it had approved an additional investment of up to USD 4 million, which may be contributed in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund comprising different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of IRSA.

This investment is intended to diversify a portion of IRSA’s liquidity into financial alternatives that may capture growth opportunities in emerging sectors of the Argentine economy, particularly in the precious metals and mining industries. Under the investment agreement, IRSA and/or its subsidiaries will not pay performance fees and will only bear the proportionate share of expenses corresponding to their participation in the fund.

The Audit Committee, having been consulted in accordance with Chapter III of the CNV Rules and Section 110(h) of Capital Markets Law No. 26,831, issued an opinion stating that it had no objections to the transaction described above. Such opinion is available to shareholders at the IRSA's registered office. As of the date of this Annual Report, neither IRSA nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

Repurchase of Series XXV Notes

On October 15, 2026, IRSA repurchased its Series XXV Notes issued on June 8, 2026 for an aggregate principal amount of USD 9 million. The repurchased Series XXV Notes represent 18.0% of the total outstanding principal amount of such series. The repurchase was made at a price equivalent to 100.68% of the principal amount.

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

We are also directly and indirectly engaged in the real estate business through our subsidiary IRSA and its subsidiaries and joint ventures, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping malls, premium offices, and luxury hotels in Argentina. IRSA’s shares are listed on the ByMA and the NYSE. We own 55.14% of the outstanding common shares of IRSA.

During the fiscal years ended June 30, 2026 and 2025, we had consolidated revenues of ARS 1,379,363 million, and ARS 1,220,836 million, respectively, and consolidated profit from operation, before financing and taxation, of ARS 425,668 million and ARS 330,977 million, respectively. During the fiscal years ended June 30, 2026 and 2025, our total consolidated assets increased 6.60% from ARS 6,796,006 million to ARS 7,244,639 million, and our consolidated shareholders’ equity increased 6.70% from ARS 2,956,467 million to ARS 3,154,507 million.

Segment information is analyzed based on products and services: (i) agricultural business and (ii) urban properties and investment business.

Agricultural Business

Our Agricultural business is further comprised of four reportable segments:

•

The “Agricultural production” segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; breeding, purchasing and/or fattening of free-range cattle for sale to slaughterhouses and local livestock auction markets; leasing of the Company's farms to third parties; and planting, harvesting and sale of sugarcane. Our Agricultural production segment had assets of ARS 1,165,791 million and ARS 1,121,395 million as of June 30, 2026 and 2025, respectively, representing 81.71% and 80.85% of our agricultural business assets, respectively. Our Agricultural production segment generated loss from operations of ARS 18,480 million for the fiscal year ended June 30, 2026 and a profit from operations of ARS 21,774 million for the fiscal year ended June 30, 2025, representing 122.15% and 34.29% of our agricultural business profit from operations for those years, respectively.

The segment “agricultural production” aggregate the crops, cattle, sugarcane and agricultural rental and services activities:

•

Our “Crops” activity consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton, and sunflowers. The Company is focused on the long-term performance of the land and seeks to maximize the use of the land through crop rotation, and the use of technology and techniques. In this way, the type and quantity of harvested crops change in each agricultural campaign. Our Crops activity had assets of ARS 788,766 million and ARS 749,081 million as of June 30, 2026 and 2025, respectively, representing 55.28% and 54.01% of our Agricultural Business assets at such dates. Our Crops activity generated losses from operations of ARS 27,225 millon and ARS 6,985 million for fiscal years ended June 30, 2026 and 2025, respectively, representing 179.95% and (11.00)% of our Agricultural Business operating profit for such years, respectively.

•

Our “Cattle” activity consists of breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets. Our Cattle activity had assets of ARS 161,050 million and ARS 162,958 million as of June 30, 2026 and 2025, respectively, representing 11.29% and 11.75% of our agricultural business assets at such dates, respectively. Our Cattle activity generated profit from operations of ARS 6,481 million and ARS 11,412 million for fiscal years ended June 30, 2026 and 2025, respectively, representing (42.84)% and 17.97% of our profit from operations from the Agricultural Business for such years, respectively.

•

Our “Sugarcane” activity consists of planting, harvesting and sale of sugarcane. Our Sugarcane activity had assets of ARS 198,593 million and ARS 189,006 million as of June 30, 2026 and 2025, respectively, representing 13.92% and 13.63% of our agricultural business assets at such dates, respectively. Our Sugarcane activity generated loss from operations of ARS 6,082 million for the fiscal year ended June 30, 2026 and a profit from operations of ARS 11,928 million for the fiscal year ended June 30, 2025, respectively, representing 40.20% and 18.78% of our profit from operations from the Agricultural Business for such years, respectively.

•

Our “Agricultural rentals and Services” activity consists of agricultural services (for example, irrigation) and leasing of the Company’s farms to third parties. Our Agricultural Rentals and Services activity had assets of ARS 17,382 million and ARS 20,350 million as of June 30, 2026 and 2025, respectively, representing 1.22% and 1.47% of our agricultural business assets at such dates, respectively. Our Agricultural Rentals and Services activity generated profit from operations of ARS 8,346 million and ARS 5,419 million for fiscal years ended June 30, 2026 and 2025, respectively, representing (55.17%) and 8.53% of our profit from operations from the Agricultural Business for such years, respectively.

•

Our “Land transformation and Sales” segment comprises gains from the development and disposal of farmlands. Our Land Transformation and Sales segment had assets of ARS 168,805 million and ARS 156,678 million as of June 30, 2026 and 2025, respectively, representing 11.83% and 11.30% of our agricultural business assets at such dates, respectively. Our Land Transformation and Sales segment generated loss from operations of ARS 7,719 million for fiscal year ended June 30, 2026 and a profit from operations of ARS 74,690 million for fiscal years ended June 30, 2025, respectively, representing 51.02% and 117.61% of our profit from operations from the Agricultural Business for such years, respectively.

•

Our “Other segments” includes, principally, brokerage activities, among others. Our Others segment had assets of ARS 92,157 million and ARS 108,866 million as of June 30, 2026 and 2025, respectively, representing 6.46% and 7.85% of our agricultural business assets at such dates, respectively. Our Others activity generated profit from operations of ARS 16,846 million for fiscal year ended June 30, 2026 and loss from operations of ARS 25,046 million for fiscal years ended June 30, 2025, respectively, representing (111.35)% and (39.44)% of our profit from operations from the Agricultural Business for such years, respectively. The segment “Other segments” aggregates the activities Agro‑industrial and Others.

•

The “Corporate” segment includes, principally, the corporate expenses related to the agricultural business. Our Corporate segment generated operating losses of ARS 5,776 million and ARS 7,913 million for fiscal years ended June 30, 2026 and 2025, respectively, representing 38.18% and (12.46)% of our profit from operations from the Agricultural Business for such years, respectively.

Urban properties and investment business

We operate our business in Argentina through five reportable segments, namely “Shopping Malls,” “Offices,” “Sales and Developments,” “Hotels” and “Others” as further described below:

•

Our “Shopping Malls” segment includes the operating results from our portfolio of shopping malls principally comprising lease and service revenue from tenants. Our Shopping Malls segment had assets of ARS 2,268,490 million and ARS 1,956,528 million as of June 30, 2026 and 2025, respectively, representing 56.75% and 53.08% of our operating assets for the urban properties and investment business at such dates, respectively. Our Shopping Malls segment generated operating profit of ARS 525,607 million and ARS 869,081 million for the fiscal years ended June 30, 2026 and 2025, respectively.

•

Our “Offices” segment includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities. Our Offices segment had assets of ARS 319,627 million and ARS 340,713 million as of June 30, 2026 and 2025, respectively, representing 8.00% and 9.24% of our operating assets for the urban properties and investment business at such dates, respectively. Our Offices segment generated operating losses of ARS 2,894 million and ARS 178,542 million for the fiscal years ended June 30, 2026 and 2025, respectively.

•

Our “Sales and Developments” segment includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included. Our Sales and Developments segment had assets of ARS 1,072,320 million and ARS 1,085,372 million as of June 30, 2026 and 2025, respectively, representing 26.83% and 29.45% of our operating assets for the urban properties and investment business at such dates, respectively. Our Sales and Developments segment generated operating losses of ARS 85,202 million and ARS 433,079 million for the fiscal years ended June 30, 2026 and 2025, respectively.

•

Our “Hotels” segment includes the operating results of our hotels mainly comprised of room, catering and restaurant revenues. Our Hotels segment had assets of ARS 65,636 million and ARS 64,322 million as of June 30, 2026 and 2025, respectively, representing 1.64% and 1.75% of our operating assets for the urban properties and investment business, respectively. Our Hotels segment generated an operating profit of ARS 8,661 million and ARS 5,273 million for the fiscal years ended June 30, 2026 and 2025, respectively.

•

Our “Others” primarily includes the entertainment activity through La Arena S.A. (former ALG Golf Center S.A.), La Rural S.A. and Buenos Aires Convention Center (Concession), Shefa and the financial activities carried out through BHSA / BACS, as well as other investments in associates for both years. Our Others segment had assets of ARS 271,262 million and ARS 238,933 million as of June 30, 2026 and 2025, respectively, representing 6.79% and 6.48% of our operating assets for the urban properties and investment business, respectively. Our Others segment generated operating profit of ARS 22,497 million and ARS 19,201 million for the fiscal years ended June 30, 2026 and 2025, respectively.

Agricultural Business

As of June 30, 2026, we owned 26 farms with approximately 581,983 hectares distributed in Argentina, Brazil, Bolivia and Paraguay and during the fiscal year ended June 30, 2026 approximately 581,985 hectares were used (including areas sold during the year) and distributed in Argentina, Brazil, Bolivia and Paraguay, of which approximately 99,244 hectares of the land used for crop production, approximately 59,390 hectares were for cattle production, 85,000 hectares were for sheep production and approximately 19,157 hectares were leased to third parties for crop and cattle production.

The remaining 319,194 hectares of land reserves are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have assigned 21,447 hectares for crop production and 2,876 hectares for cattle production, 1,991 leased to third parties and the remaining 105,686 of land reserves are primarily natural woodlands. Also, during the fiscal year ended June 30, 2026, we leased 129,488 hectares to third parties for crop production and 10,896 hectares for cattle production.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land, and land under concession):

	2026(1)	2025(1)	2024(1)
Crops (2)	250,178	246,424	232,472
Cattle (3)	73,162	82,621	81,605
Sheep	85,000	85,000	85,000
Land Reserves	434,567	427,926	445,145
Own farmlands leased to third parties	21,147	21,099	21,380
Total	864,054	863,070	865,602

(1)	Includes Brazil, Paraguay, Agro-Uranga S.A. at 34.86% and 132,000 hectares in Concession.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.

Our Principal Business Activities

During the fiscal year ended June 30, 2026, we conducted our operations on 26 owned farms (includes Preferencia farm which was sold in June 2025), through subsidiaries, and/or through affiliates, and 127 leased farms. Some of the farms that we own are dedicated to more than one productive activity simultaneously.

The following charts show, for the fiscal year ended June 30, 2026, the surface area in operation for each line of business (includes production in surfaces with double crops), as well as the hectares held as land reserves:

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

The following table presents, for the years indicated and in real terms, certain information related to the fields acquired during the last 12 fiscal years ended on June 30:

FY	Number of farms acquired	Acquisition value (million of ARS)
2014– 2016	-	-
2017	1	58,155
2018– 2019	-	-
2020	1	11,607
2021– 2022	-	-
2023	2	103,757
2024– 2026	-	-

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

On September 30, 2024, the Company sold a 3,630-hectare fraction of land reserve with productive potential of the “Los Pozos” farm, located in the Province of Salta, Argentina, retaining ownership of approximately 231,700 hectares of the property. The total amount of the transaction was USD 2.23 million (USD/ha. 614). As of the date of this Annual Report, the total amount of the transaction has been duly collected. The book value of the land sold was ARS 56 million and the gain from the transaction amounted to approximately ARS 2,150 million. On the same date, BrasilAgro transferred 190 hectares of the Rio do Meio farm, located in Correntina, State of Bahia, Brazil. The contract had been signed on November 8, 2022, and established the transfer of ownership in four phases, this being the third. The fourth and final transfer of 660 hectares was completed in May 2025. The payment amount for the third transfer was set at 54,053 soybean sacks, equivalent to BRL 7 million, and for the fourth transfer at 75,454 soybean sacks, equivalent to BRL 10 million, at the date of each transaction.

In June 2025, BrasilAgro completed the sale of the entire “Preferencia” farm of 17,799 hectares (12,413 productive hectares), located in the Municipality of Baianópolis, State of Bahia, Brazil, which had been acquired in 2008. The total amount of the transaction was BRL 140 million, of which BRL 42.0 million had been collected as of the date of this Annual Report, and the remaining balance will be collected in six annual installments with maturities from October 31, 2026 to 2031. The book value of the farm was BRL 34.7 million. The internal rate of return in U.S. dollars achieved was approximately 1.8%.

On May 4, 2026, BrasilAgro announced that agreed, through its subsidiary Agropecuaria Morotí S.A., to sell a 921-hectare portion (501.5 productive hectares) of the Marangatu farm, located in Paraguay and acquired in 2013, for USD 1.5 million. As of June 30, 2026, 372 hectares had been recognized for approximately USD 0.6 million, with the remaining balance subject to the fulfillment of certain conditions. Following this transaction, BrasilAgro retains a remaining area of 57,800 hectares of the farm.

Land productivity potential

We believe that our agricultural lands have significant productivity potential and, through the implementation of best agricultural practices and application of our accumulated knowledge and experience, we are able to enhance the value of our agricultural lands.

As of June 30, 2026, we owned land reserves in the region extending over more than 319,194 hectares of our own farmlands that were purchased at very attractive prices. In addition, we have a concession of 105,686 hectares as reserved.

During this fiscal year, we added to our portfolio 1,660 productive hectares in the region, all of which are located in Paraguay through BrasilAgro.

Newly Developed Area	FY 2026	FY 2025
	(hectares)
Argentina	—	1,022
Brazil	—	681
Paraguay	1,660	—
Total	1,660	1,703

Results

The following table shows the land transformation segment results for fiscal year 2026, compared to the preceding fiscal year:

			YoY var
	FY 2026	FY 2025	2026 vs. 2025
	(in millions of ARS)%
Revenues	—	—	—
Costs	(492)	(520)	(5.4)
Gross Loss	(492)	(520)	(5.4)
Net result for changes in fair value of investment properties	(5,504)	16,649	(133.1)
Gain from disposition of farmlands	633	56,079	(98.9)
General and administrative expenses	(272)	(115)	136.5
Selling expenses	(49)	(2,073)	(97.6)
Other operating results, net	(2,035)	4,670	(143.6)
Profit from operations	(7,719)	74,690	(110.3)
Segment profit	(7,719)	74,690	(110.3)

Agricultural Production

Production

The following table shows, for the fiscal years indicated, our production volumes measured in tons:

Production Volume (1)	FY2026	FY2025	FY2024
Corn	361,106	237,951	348,302
Soybean	438,361	367,654	329,890
Wheat	61,931	44,439	28,800
Sorghum	2,216	1,425	11,965
Sunflower	4,725	616	971
Cotton	30,518	19,036	18,038
Other	15,924	19,900	25,952
Total Crops (tons)	914,781	691,021	763,918
Sugarcane (tons)	1,188,870	1,840,588	1,488,530
Cattle (tons)	12,065	11,572	9,982

(1)	Includes BrasilAgro. Agro-Uranga S.A. is not included.

Crops and Sugarcane

Our crop production is mainly based on crops and oilseeds and sugarcane. Our main crops include soybean, wheat, corn, and sunflower. Other crops, such as sorghum and peanut, are sown occasionally and represent only a small percentage of total sown land.

Below is the geographical distribution of our agricultural production for the last three fiscal years:

2026 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	194,279	155,229	—	11,598	361,106
Soybean	182,174	234,739	6,978	14,470	438,361
Wheat	61,931	—	—	—	61,931
Sorghum	2,216	—	—	—	2,216
Sunflower	4,725	—	—	—	4,725
Cotton	1,928	21,593	—	6,997	30,518
Other	12,965	2,959	—	—	15,924
Total Crops and Other	460,218	414,520	6,978	33,065	914,781
Sugarcane	—	1,104,549	84,321	—	1,188,870

2025 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	163,496	73,341	—	1,114	237,951
Soybean	141,623	216,296	3,624	6,111	367,654
Wheat	44,439	—	—	—	44,439
Sorghum	1,425	—	—	—	1,425
Sunflower	616	—	—	—	616
Cotton	3,489	15,547	—	—	19,036
Other	10,512	9,388	—	—	19,900
Total Crops and Other	365,600	314,572	3,624	7,225	691,021
Sugarcane	—	1,735,045	105,543	—	1,840,588

2024 Season	Argentina	Brazil	Bolivia	Paraguay	Total
	(in tons)
Corn	233,024	111,200	2,377	1,701	348,302
Soybean	118,197	203,334	—	8,359	329,890
Wheat	28,800	—	—	—	28,800
Sorghum	9,242	2,578	—	145	11,965
Sunflower	971	—	—	—	971
Cotton	1,002	14,737	2,299	—	18,038
Other	10,612	15,263	77	—	25,952
Total Crops and Other	401,848	347,112	4,753	10,205	763,918
Sugarcane	—	1,329,888	158,642	—	1,488,530

Sales

Below is the total volume sold broken down into geographical areas, measured in thousands of tons:

	FY2026			FY2025			FY2024
Volumen of Sales (3)	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total	DM (1)	FM (2)	Total
Corn	223.1	66.5	289.6	195.0	26.7	221.7	241.4	110.1	351.5
Soybean	165.0	176.3	341.3	138.5	148.6	287.1	150.2	119.9	270.1
Wheat	50.2	—	50.2	28.4	—	28.4	31.1	—	31.1
Sorghum	0.4	—	0.4	13.2	—	13.2	4.2	—	4.2
Sunflower	3.8	—	3.8	0.6	—	0.6	3.5	—	3.5
Cotton	20.3	5.5	25.8	13.5	5.8	19.3	15.1	3.6	18.7
Others	8.0	1.2	9.2	13.3	—	13.3	18.2	—	18.2
Total Crops (thousands of tons)	470.8	249.5	720.3	402.5	181.1	583.6	463.7	233.6	697.3
Sugarcane (thousands of tons)	1,188.9	—	1,188.9	1,840.6	—	1,840.6	1,488.5	—	1,488.5
Cattle (thousands of tons)	24.3	—	24.3	16.6	—	16.6	49.5	—	49.5

(1)	Volume of sales in domestic market.
(2)	Volume of sales in foreign market.
(3)	Includes BrasilAgro. Excludes Agro-Uranga.

The following table shows the sown surface area assigned to crop production, classified into own, under lease, under concession and leased to third parties for the fiscal years indicated below, measured in hectares:

	2026 (1)	2025 (1)	2024 (1)
Own	110,928	112,128	114,674
Under lease	163,386	150,836	124,844
Under concession	22,073	22,469	22,087
Leased to third parties	21,134	18,204	21,380
Total	317,521	303,637	282,985

(1)	Includes double crops, all farms in Argentina, Bolivia, Paraguay and Brazil, and Agro-Uranga (Associated – 34.86%).

	Season
Stock of crops	2026	2025	Variation
	(in tons)%
Corn	85,690	47,960	78.7
Soybean	218,061	160,867	35.6
Sunflower	1,861	941	97.8
Sorghum	1,807	801	125.6
Wheat	26,518	15,775	68.1
Cotton	735	4,059	(81.9)
Beans	3,382	7,681	(56.0)
Other	9,843	6,381	54.3
Total	347,897	244,465	42.3

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

Agro-Uranga S.A.

As of June 30, 2026, our holding in AgroUranga was 34.86%. This company optimizes production processes with special emphasis in soil conservation, the application of rational techniques and care of the environment.

As of the date of this Annual Report, with the assistance of its foreign trade team AgroUranga is seeking to develop new products so as to significantly increase export volumes, encouraged by the world’s growing demand.

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

During the fiscal year 2026, we leased to third parties a total of 127 farms, covering 150,070 hectares, including 73,035 hectares through BrasilAgro. Out of the total leased area 129,488 hectares were assigned to agricultural production including double crops, and 10,896 hectares to cattle raising. The properties for agricultural production were leased, primarily, for a fixed price prior to harvest and only a small percentage consisted of sharecropping agreements.

The following table shows a breakdown of the number of hectares of leased land used for each of our principal production activities:

	2026	2025	2024
Crops	129,488	118,638	100,612
Cattle	10,896	10,896	11,596

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Results

The following table shows the Company’s results for fiscal year 2026 for Crops and Sugarcane activities, compared to the preceding fiscal year:

Crops

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(in millions of ARS)%
Revenues	321,661	263,140	22.2
Costs	(294,071)	(230,286)	27.7
Initial recognition and changes in the fair value of biological assets and agricultural produce	557	1,553	(64.1)
Changes in the net realizable value of agricultural produce	19,054	6,260	204.4
Gross profit	47,201	40,667	16.1
General and administrative expenses	(23,331)	(21,559)	8.2
Selling expenses	(47,018)	(40,408)	16.4
Other operating results, net	(5,125)	13,830	(137.1)
(Loss)/Profit from operations	(28,273)	(7,470)	278.5
Share of profit of associates and joint ventures	1,048	485	116.1
(Loss)/Profit from Activity	(27,225)	(6,985)	289.8

Sugarcane

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(in millions of ARS)%
Revenues	62,753	96,128	(34.7)
Costs	(50,129)	(84,183)	(40.5)
Initial recognition and changes in the fair value of biological assets and agricultural produce	(7,656)	11,651	(165.7)
Gross profit	4,968	23,596	(78.9)
General and administrative expenses	(5,648)	(5,096)	10.8
Selling expenses	(4,070)	(2,739)	48.6
Other operating results, net	(1,332)	(3,833)	(65.2)
Profit from operations	(6,082)	11,928	(151.0)
Profit from Activity	(6,082)	11,928	(151.0)

Cattle

Our cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets. As of June 2026, our cattle aggregated 73,374 heads, and we had a total surface area of 73,162 hectares of own and leased lands devoted to this business activity.

During the fiscal year ended June 30, 2026, our production was 12,065 tons, an 4.3% year-on-year increase. The following table sets forth, for the fiscal years indicated below, the cattle production volumes measured in tons:

	2026	2025	2024
Cattle production(1)	12,065	11,572	9,982

(1)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of cattle owned by us.

We develop livestock production under two modalities:

1.	Full-cycle with owned cattle, which includes breeding, rearing, and fattening.

2.	Feedlot fattening of purchased cattle, acquired for finishing and sale.

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

Our cattle stock is organized into breeding and fattening activities. The following table shows, for the fiscal years indicated, the number of heads of cattle for each activity:

	2026	2025	2024
Breeding stock	54,359	56,934	62,947
Winter grazing stock	19,015	20,850	12,525
Total Stock (heads)	73,374	77,784	75,472

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

Results

The following table shows cattle activity’s results for fiscal year 2026, compared to the preceding fiscal years:

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(In millions of ARS)%
Revenues	109,216	59,724	82.9
Costs	(97,066)	(49,946)	94.3
Initial recognition and changes in the fair value of biological assets and agricultural produce	2,635	10,454	(74.8)
Changes in the net realizable value of agricultural produce after harvest	59	(61)	—
Gross profit/(loss)	14,844	20,171	(26.4)
General and administrative expenses	(3,001)	(3,352)	(10.5)
Selling expenses	(4,184)	(3,827)	9.3
Other operating results, net	(1,191)	(1,587)	(25.0)
Profit/(loss) from operations	6,468	11,405	(43.3)
Profit from Joint Ventures	13	7	85.7
Activity profit/(loss)	6,481	11,412	(43.2)

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

Results

The following table shows Leases and Agriculture Services’s results for fiscal year 2026, compared to the preceding fiscal years:

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(In millions of ARS)%
Revenues	14,941	17,676	(15.5)
Costs	(5,131)	(10,106)	(49.2)
Gross profit	9,810	7,570	29.6
General and administrative expenses	(670)	(1,054)	(36.4)
Selling expenses	(682)	(682)	0.0
Other operating results, net	(112)	(415)	(73.0)
Profit from operations	8,346	5,419	54.0
Activity profit	8,346	5,419	54.0

Others

We include within “Others” the results coming from our investment in FyO.

Results

The following table shows Others activities’ results for fiscal year 2026, compared to preceding fiscal year:

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(In millions of ARS)%
Revenues	218,915	161,981	35.1
Costs	(155,171)	(141,472)	9.7
Gross profit	63,744	20,509	210.8
General and administrative expenses	(17,867)	(17,620)	1.4
Selling expenses	(32,502)	(29,364)	10.7
Other operating results, net	4,220	3,301	27.8
(Loss)/Profit from operations	17,595	(23,174)	-
Profit from associates	(749)	(1,872)	(60.0)
Segment (Loss)/Profit	16,846	(25,046)	-

Corporate

This segment includes, principally, the corporative expenses related to the agricultural business.

Results

The following table shows the “Corporate” segment’s results for fiscal year 2026, compared to preceding fiscal years:

	FY 2026	FY 2025	YoY var 2026 vs. 2025
	(In millions of ARS)%
Revenues	—	—	—
Costs	—	—	—
Gross profit	—	—	—
General and administrative expenses	(5,776)	(7,913)	(27.0)
Loss from operations	(5,776)	(7,913)	(27.0)
Segment loss	(5,776)	(7,913)	(27.0)

Futuros y Opciones.Com S.A. (FyO)

FyO is an Argentine company, leader in the agricultural business since more than 26 years that provides high-quality services, whose mission is to provide specialized agricultural products to feed the world in a responsible and sustainable way, generating opportunities and growth, integrating production services, process, logistics and marketing of special products from the farm to the final consumer. Working with top-level experts and suppliers, ensuring traceability and quality throughout the commercial chain, adding value to the agricultural production chain. As of June 30, 2026, our interest in FyO was 51.2%.

FyO owns 96.37% of AMAUTA, whose objective is to carry out activities of production, export and import, and national and international purchase and sale of raw materials and agricultural products, focused on soil nutrition, and also owns a 96.37% stake in Fyo Acopio S.A. whose objective is the wholesale consignment of cereals and oilseeds, as well as the storage and conditioning service in the collection plant and the sale of agricultural inputs.

On August 2, 2023, FYOFOODS S.A.U. was established, with the main activity of production, formulation, marketing, national and/or international buy and sell, consignment, collection, storage, processing, export and/or intermediation of goods, raw materials, products, by-products, and/or derivatives of agricultural exploitation. As of June 30, 2026, FyO interests in FYOFOODS S.A.U. was 100%.

Additionally, in June 2025, AMAUTA acquired Agrofy S.A.U., whose objective is to simplify and enhance agribusiness through the digitalization of the sector. Agrofy S.A.U. is a technology company with an agricultural DNA, committed to the development of the farming community throughout the region. It is the most important digital solutions ecosystem for agribusiness in Latin America.

During the fiscal year ended June 30, 2026, Agrofy focused on optimizing its business units and streamlining its cost structure, within a challenging macroeconomic environment in the region. Agrofy maintained its focus on the business lines with the highest profitability and scalability potential.

1. Farmland Portfolio

As of June 30, 2026, we owned, together with our subsidiaries, 26 farms, with a total surface area of 581,983 hectares.

The following table sets forth our farm portfolio as of June 30, 2026:

	Potential use of farms owned and under concession as of June 30, 2026
	Locality	Province	Date of Acquisition	Surface Area (has)	Main Business	Cattle (has)	Sheep (has)	Agriculture (has)	Cattle (Head)
El Recreo	Recreo	Catamarca	May ‘95	12,395	Natural woodlands
Los Pozos	JV González	Salta	May ‘95	231,746	Cattle / Agriculture / Natural woodlands	30,488		22,455	43,334
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,396	Agriculture			1,008
Las Playas (1)	Idiazabal	Córdoba	May ‘97	1,497	Agriculture			1,404
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture Under irrigation			4,973
La Suiza	Villa Angela	Chaco	Jun ‘98	26,371	Agriculture / Cattle	18,100		811	7,980
El Tigre	Trenel	La Pampa	Apr ‘03	7,860	Agriculture	449		6,207	7,573
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	3,584	Agriculture	1,405		1,845	603
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Natural woodlands	101
Finca Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	674	Natural woodlands
Establecimiento Mendoza	Finca Lavalle	Mendoza	Nov ‘03	9	Natural woodlands
Los Sauces	Conhello	La Pampa	Jun ‘23	1,250	Agriculture			1,200
Jatoba	Jaborandi/BA	Brazil	Mar ‘07	8,886	Agriculture			6,729
Alto Taquari	Alto Taquari/MT	Brazil	Aug ‘07	1,373	Agriculture			551
Chaparral	Correntina/BA	Brazil	Nov ‘07	24,841	Agriculture			15,522
Nova Buriti	Januária/MG	Brazil	Dec ‘07	24,212	Forestry
São José	São Raimundo das Mangabeiras/MA	Brazil	Feb ‘17	17,566	Agriculture			10,451
Arrojadinho	Jaborandi/BA	Brazil	Jan ‘20	16,644	Agriculture	2,683		6,171	4,110
Rio do Meio	Correntina/BA	Brazil	Jan ‘20	9,845	Agriculture			6,537
Serra Grande	Baixa Grande do Ribeiro/PI	Brazil	Apr ‘20	4,489	Agriculture			2,954
Panamby	Querencia/MT	Brazil	Sep ‘22	10,793	Agriculture			5,589	1,562
Marangatu/Udra	Mariscal Estigarribia	Paraguay	Feb ‘09	58,523	Agriculture / Natural woodlands	4,904		14,268	7,174
Las Londras	Santa Cruz	Bolivia	Nov ‘08	4,530	Agriculture			4,102
San Rafael	Santa Cruz	Bolivia	Nov ‘08	3,059	Agriculture			2,814
La Primavera	Santa Cruz	Bolivia	Jun ‘11	2,286	Agriculture			1,860
Subtotal Owned				581,983		58,130	85,000	117,451	72,336
Agropecuaria Anta SA	Las Lajitas	Salta		132,000		2,876	—	22,073	—
Subtotal Under Concession				132,000		2,876	—	22,073	—
Total				713,983		61,006	85,000	139,524	72,336

(1)	Hectares in proportion to our 34.86% interest in Agro-Uranga S.A.
(2)	Does not include sheep or cattle in sold or rented fields.

Additional information about our Farmlands

Argentina

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall, which do not excess of 400 mm. This farm is maintained as a productive reserve.

Los Pozos

“Los Pozos” farm located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and it has agricultural potential for summer crops such as soybean, sorghum and corn, among others. For the fiscal year ended June 30, 2026, we used 27,359 hectares in agricultural production, 1,281 hectares were leased to third parties, and there were 43,334 heads of cattle in this farm.

San Nicolás

“San Nicolás” is a 4,005 hectares farm owned by Agro-Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2026, 5,754 hectares were planted for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas

“Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro-Uranga S.A. It is located in the Province of Córdoba, and it is used for agricultural purposes. As of June 30, 2026, the farm had a sown surface area, including double crops, of 6,120 hectares for crop production.

La Gramilla and Santa Bárbara

These farms have a surface area of 7,072 hectares and it is located in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high-quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2025/2026 crop season, a total of 7,563 hectares were sown, including double crops. The remaining hectares were allocated to land reserves.

La Suiza

“La Suiza” farm has a surface area of 26,371 hectares and is located in Villa Ángela, Province of Chaco. It is used for agriculture and raising cattle. As of June 30, 2026, “La Suiza” had a stock of approximately 7,980 heads of cattle. During the 2025/2026 season, we used 811 hectares for agricultural production and 18,100 for livestock production.

El Tigre

“El Tigre” farm was acquired on April 30, 2003, and has a surface area of 7,860 hectares. It is located in Trenel, Province of La Pampa. As of June 30, 2026, 7,846 hectares were assigned to crop production, including double crops.

San Pedro

“San Pedro” farm was purchased on September 1, 2005. It has a surface area of 3,584 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2025/2026 crop season, 2,532 hectares were used for agricultural production, including double crops. As of June 30, 2026, there were 603 heads of cattle in this farm.

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

Finca Mendoza

In March 2011, we acquired a farm located in the province of Mendoza, Department of Luján de Cuyo, with a surface area of 674 hectares, which is currently maintained as a productive reserve. Recently, an irrigation project was initiated that will allow us to incorporate more than 400 hectares into the production of intensive crops. Different alternatives are currently being evaluated, including nuts, grapes and potatoes.

Los Sauces

On June 30, 2023, “Los Sauces” farm was acquired and has a surface area of 1,250 hectares for agriculture located in the department of Conhello, in the province of La Pampa. In the course of the 2025/2026 crop season, 1,660 hectares were used for agricultural production, including double crops.

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

Brazil (through our subsidiary BrasilAgro)

Jatobá

Jatobá is a farm in the northeastern region of Brazil, with a total surface area of 8,886 hectares. Jatobá was acquired in March 2007. We consider that this farm is in a very advantageous location for the movement of crops, as it is close to the Candeias Port, in the State of Bahia. During the 2025/2026 season, 6,729 hectares were used for agriculture.

Alto Taquarí

Alto Taquarí is located in the municipal district of Alto Taquarí, State of Mato Grosso, with a total surface area of 1,373 hectares. The farm was acquired in August 2007. Before we purchased it, the farm had been used for agriculture and cattle raising. Following its transformation, it is being used for sugarcane production.

Chaparral

Chaparral is a 24,841-hectare farm, with 15,522 hectares dedicated to agriculture production. It is located in the municipal district of Correntina, State of Bahia. The farm was acquired in November 2007.

Nova Buriti

Located in the municipal district of Januária, State of Minas Gerais, Nova Buriti has a surface area of 24,212 hectares. Nova Buriti was acquired in December 2007. The property is located in southeastern Brazil.

São José

Located in São Raimundo das Mangabeiras, in the state of Maranhão. With a total area of 17,566 hectares, of which 11,451 hectares used to agricultural activities. It was acquired in February 2017.

Arrojadinho

Located in Jaborandi, in the state of Bahia. With a total area of 16,644 hectares, of which 7,831 hectares were used for agriculture, including double crops, and 2,683 for livestock activities. It was acquired in January 2020.

Rio do Meio

Located in Correntina, in the state of Bahia. With a total area of 9,845 hectares, of which 6,606 hectares are used for agricultural activities. It was acquired in January 2020. During the fiscal year ended June 30, 2026, 4,092 hectares were reincorporated into the portfolio as a result of the rescission of the sale agreement entered into in 2022. In September 2026, BrasilAgro sold 2,593 hectares, of which 1,753 hectares are arable, for a nominal amount of BRL 96.4 million.

Serra Grande

Located in Baixa Grande do Ribeiro, in the state of Piauí. With a total area of 4,489 hectares, of which 2,676 hectares are agricultural hectares. It was acquired in May 2020.

Panamby

Located in the municipality of Querência, in the State of Mato Grosso. The Panamby farm has an area of 10,793 hectares, 5,589 hectares of which are agricultural activities. It was acquired in September 2022.

Paraguay (through BrasilAgro)

Marangatú / Udra

We own, through BrasilAgro, the “Marangatú/UDRA” farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Paraguayan Chaco, Republic of Paraguay, with a total area of 58,523 hectares, 11,471 hectares of which are agricultural hectares and 4,904 for livestock activities.

Bolivia (through BrasilAgro)

Las Londras

On January 22, 2009, the bill of purchase for the “Las Londras” farm was cast into public deed; it has a surface area of 4,530 hectares and is located in the Province of Guarayos, Republic of Bolivia. During the 2025/2026 season, this farm was used for agricultural production.

Acres del Sud is the plaintiff in a lawsuit in the 2nd Room of the Agro-Environmental Court of Santa Cruz seeking the annulment of the Sanitation Final Resolution – RA-SS No. 0504/2021 of November 25, 2021, by which the Instituto Nacional de Reforma Agraria (“INRA”) (i) determined that the Acres del Sud fraction (previously known as Las Londras I, Las Londras II, and Las Londras III), is superimposed on the Guarayos Forest Reserve, declaring the illegality of the possession of Acres del Sud regarding the property called Acres del Sud in an area of 4,435.1 hectares; and (ii) classified such area as non-available fiscal land, leaving only 50 hectares remaining out of a total of 4,485.1 hectares. On September 13, 2023, the 2nd Room of the Agro-Environmental Court of Santa Cruz dismissed the lawsuit as unfounded, maintaining the Sanitation Final Resolution – RA-SS No. 0504/2021 of November 25, 2021. On January 15, 2024, Acres del Sud filed a constitutional injunction to challenge a ruling issued by the Agro-Environmental Court, and on January 25, 2024, the Fourth Constitutional Chamber issued Judgment No. 04/24, annulling the decision issued on September 13, 2023, by the Agro-Environmental Court. The ruling determined that the Agro-Environmental Court must issue a new decision considering the arguments presented by the Constitutional Court. Based on the assessment of its external legal advisors in Bolivia, Acres del Sud believes it is likely that the Agro-Environmental Court will issue a favorable new ruling, which is why Acres del Sud has not made a provision regarding this matter. If a successful and a favorable new ruling is not issued, Acres del Sud will suffer an adverse impact of approximately USD 13.0 million.

On October 16, 2025, the 2nd Room of the Agro-Environmental Court declared the nullity of the Sanitation Final Resolution – RA-SS No. 0504/2021 of November 25, 2021, back to the Conclusions Report (Informe en Conclusiones), and ordered the Ministry of Environment and Water (Ministerio de Medio Ambiente y Agua) and the Ministry of Rural Development and Lands (Ministerio de Desarrollo Rural y Tierras) to carry out a new re-delimitation of the Guarayos Forest Reserve.

San Rafael

On November 19, 2008, the bill of purchase for the “San Rafael” farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 3,059 hectares, which were used for agricultural production during the 2025/2026 crop season.

La Primavera

On June 7, 2011, we acquired the “La Primavera” farm, located in the Province of Guarayos, Republic of Bolivia, with a surface area of approximately 2,286 hectares. During the 2025/2026 season, this farm was used for agricultural production.

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

Customers

For the fiscal year 2026, our sales from the agribusiness segment (excluding sales of farms) were made to approximately 30 customers. Sales to our ten largest customers represented approximately 55% to 60% of our net sales. Some of these customers included Cargill, FASA, Bunge Alimentos, ACA, Quilmes, COFCO, Grobocopatel, Arcor, Amaggi y Boormalt. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops

We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 91% of the futures and options contracts are entered into on A3 and 9% in the Chicago Board of Trade for hedging purposes.

Cattle

We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Frigorífico Swift, La Anonima S.A., Colombo y Magliano S.A., Frimsa S.A and Frigorífico Rioplatense S.A.I.C.I.F. at prices based on the cattle market for export and local categories.

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

Urban Properties and Investments Business (through our subsidiary IRSA)

As of June 30, 2026, our investment in IRSA’s common shares amounts to 55.14%.

The following information corresponds to data of the segments extracted from our subsidiary IRSA’s Annual Report and Financial Statements as of June 30, 2026.

Overview

Shopping Malls

As of June 30, 2026, IRSA owned a majority interest in, and operated a portfolio of 18 shopping malls in Argentina, six of which are located in the City of Buenos Aires (Abasto Shopping, Alcorta Shopping, Alto Palermo Shopping, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), four of which are located in the Greater Buenos Aires area (Alto Avellaneda, Soleil Premium Outlet, Terrazas de Mayo and Oeste Outlet (which is currently not operating as it is undergoing refurbishment and is expected to resume operations during the fiscal year ended June 30, 2027)), and the rest of which are located in different provinces of Argentina (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera and Patio Olmos (operated by a third party) in the City of Córdoba, La Ribera Shopping in Santa Fe (through a joint venture), Alto Comahue in the City of Neuquén and the recently acquired Los Gallegos in the City of Mar del Plata, Province of Buenos Aires.

As of June 30, 2026, IRSA portfolio’s leasable area totaled 410,356 sqm of GLA (excluding certain spaces occupied by hypermarkets, which are not our tenants). Real tenants’ sales of our shopping centers reached ARS 3,739,833 million in the fiscal year 2026, 8.6% lower than 2025, and ARS 4,090,433 million in the fiscal year 2025. The tenants’ sales of IRSA’s shopping centers are relevant to IRSA’s income and profitability because they are one of the factors that determine the amount of rent that IRSA can collect from them. They also affect the overall occupancy costs of tenants as a percentage of their sales.

The following table shows certain information about IRSA’s shopping malls as of June 30, 2026:

Shopping malls	Date of acquisition/ development	Location	GLA (1)	Number of stores	Occupancy rate (2)	Our ownership interest (3)	Rental revenue
			(sqm)		(%)	(%)	(in millions of ARS)
Alto Palermo	Dec‑97	City of Buenos Aires	21,111	134	96.6	100	50,968
Abasto Shopping (4)	Nov‑99	City of Buenos Aires	39,428	149	95.1	100	47,221
Alto Avellaneda	Dec‑97	Buenos Aires Province	42,261	121	99.1	100	37,042
Alcorta Shopping	Jun‑97	City of Buenos Aires	16,048	104	100.0	100	31,838
Patio Bullrich	Oct‑98	City of Buenos Aires	11,472	89	91.8	100	15,237
Dot Baires Shopping	May‑09	City of Buenos Aires	47,329	157	97.5	80	40,942
Soleil Premium Outlet	Jul‑10	Buenos Aires Province	15,477	71	99.5	100	16,886
Distrito Arcos	Dec‑14	City of Buenos Aires	14,194	62	100.0	90.0	24,179
Terrazas de Mayo	Dec-24	Buenos Aires Province	33,717	79	95.5	100	10,152
Oeste Outlet (5)	Sep-25	Buenos Aires Province	23,800	—	—	100	—
Alto Noa Shopping	Mar‑95	Salta	19,614	89	88.9	100	10,271
Alto Rosario Shopping	Nov‑04	Santa Fe	35,016	130	99.1	100	35,484
Mendoza Plaza Shopping	Dec‑94	Mendoza	41,637	116	98.8	100	16,803
Córdoba Shopping	Dec‑06	Córdoba	15,424	98	98.0	100	11,624
La Ribera Shopping	Aug‑11	Santa Fe	11,503	67	90.5	50	3,478
Alto Comahue	Mar‑15	Neuquén	11,925	83	99.0	99.95	12,369
Los Gallegos (6)	Jun-26	Buenos Aires Province	10,400	—	—	100	—
Patio Olmos (7)	Sep‑07	Córdoba	—	—	—	100	—
Total			410,356	1,549	97.0		364,494

(1)	Corresponds to GLA at each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leasable area as of the last day of the fiscal year.
(3)	Company’s effective ownership interest in each of its business units.
(4)	Excludes Museo de los Niños which represents 3,732 square meters in Abasto.
(5)	Oeste Outlet is currently not operating as it is undergoing refurbishment.
(6)	Los Gallegos was acquired on June 9, 2026. Operating information will be reported beginning in the first quarter of the fiscal year ended June 30, 2027.
(7)	IRSA owns the historic building housing the Patio Olmos shopping center in the Province of Córdoba, which is operated by a third party.

Tenant retail sales

During the fiscal year 2026, the sales of IRSA’s shopping malls tenants reached ARS 3,739,833 million, decreasing by 8.6% compared to the previous fiscal year.

Tenants’ sales of shopping malls located in the City of Buenos Aires and Greater Buenos Aires decreased a 7.8% compared to previous fiscal year, from ARS 2,860,931 million to ARS 2,639,180 million during the fiscal year 2026, while those in the interior of the country decreased by 10.5% compared to previous fiscal year, from ARS 1,229,502 million to ARS 1,100,653 million during the fiscal year 2026.

The information presented below does not include: (i) “Oeste Outlet,” which is currently not operating as it is undergoing refurbishment, and (ii) “Los Gallegos,” which IRSA acquired in June 2026 and whose operating information will be reported beginning in the first quarter of the fiscal year ended June 30, 2027.

The following table sets forth the total retail sales of IRSA’s shopping mall tenants for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Alto Palermo	429,093	473,731	546,540
Abasto Shopping	423,585	533,392	570,294
Alto Avellaneda	398,249	458,766	434,678
Alcorta Shopping	264,488	276,670	316,711
Patio Bullrich	130,558	142,903	175,252
Dot Baires Shopping	402,362	369,204	355,587
Soleil Premium Outlet	207,582	258,610	261,995
Distrito Arcos	252,235	279,773	327,465
Terrazas de Mayo	131,028	67,882	—
Alto Noa Shopping	119,176	151,351	168,077
Alto Rosario Shopping	407,254	452,280	440,861
Mendoza Plaza Shopping	225,953	258,450	257,517
Córdoba Shopping	112,848	135,207	141,270
La Ribera Shopping (2)	75,126	68,682	68,496
Alto Comahue	160,296	163,532	144,356
Total	3,739,833	4,090,433	4,209,099

(1)

Retail sales based upon information provided to IRSA by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner with a 50% ownership stake.

Total tenant retail sales by type of business

The following table sets forth the retail sales of IRSA’s shopping mall tenants by type of business for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Clothes and footwear	1,958,536	2,238,777	2,437,778
Entertainment	123,431	120,077	111,924
Home and decoration	139,834	106,859	102,371
Restaurants	508,896	495,549	487,371
Miscellaneous	512,403	553,950	543,278
Services	104,846	102,485	95,847
Home Appliances	372,851	457,054	429,047
Department Store (2)	19,036	15,682	1,483
Total	3,739,833	4,090,433	4,209,099

(1)

Sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping mall, although in certain cases IRSA owns a percentage of less than 100% of said shopping centers. Includes sales from stands and excludes spaces used for special exhibitions. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Currently includes “Ronda”, a multipurpose store located in Dot Baires, composed of 70% gastronomy, 25% entertainment and 5% clothing.

Occupancy rate

The following table sets forth the occupancy rate of IRSA’s shopping malls expressed as a percentage of GLA of each shopping mall for the fiscal years indicated:

	As of June 30,(1)
	2026	2025		2024
	(%)
Alto Palermo	96.6	98.9		99.4
Abasto Shopping	95.1	98.9		99.5
Alto Avellaneda	99.1	93.0		93.7
Alcorta Shopping	100.0	98.4		99.9
Patio Bullrich	91.8	91.0		91.2
Dot Baires Shopping	97.5	99.3		99.3
Soleil Premium Outlet	99.5	100.0		100.0
Distrito Arcos	100.0	100.0		100.0
Terrazas de Mayo	95.5	88.6		—
Alto Noa Shopping	88.9	96.4		99.4
Alto Rosario Shopping	99.1	100.0		93.7
Mendoza Plaza Shopping	98.8	97.8		98.6
Córdoba Shopping Villa Cabrera	98.0	99.3		99.5
La Ribera Shopping	90.5	92.0		91.7
Alto Comahue	99.0	99.1		99.4
Total	97.0	97.7	(1)	97.6

(1)	Does not include: (i) Oeste Outlet (currently undergoing refurbishment and not operational), and (ii) the recently acquired Los Gallegos.
(2)	Excluding Terrazas de Mayo.

Rental price

The following table shows the annual average rental price per square meter of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in ARS)
Alto Palermo	1,674,198	1,758,137	1,826,451
Abasto Shopping	841,686	985,055	985,518
Alto Avellaneda	686,259	776,373	692,560
Alcorta Shopping	1,347,832	1,367,084	1,384,439
Patio Bullrich	907,775	931,877	1,033,658
Dot Baires Shopping	552,093	501,553	446,307
Soleil Premium Outlet	878,529	964,904	922,944
Distrito Arcos	1,220,657	1,259,319	1,351,396
Terrazas de Mayo	228,816	102,232	—
Alto Noa Shopping	394,718	449,077	449,787
Alto Rosario Shopping	802,519	819,032	775,954
Mendoza Plaza Shopping	331,412	333,555	298,995
Córdoba Shopping Villa Cabrera	598,548	631,537	602,752
La Ribera Shopping	242,111	245,697	229,605
Alto Comahue	866,834	868,979	738,182

(1)	Corresponds to consolidated annual accumulated rental prices divided by gross leasable square meters. Does not include revenue from Oeste Outlet, Los Gallegos and Patio Olmos.

Revenues from the Shopping Malls segment

When analyzing the composition of the income of the shopping malls segment between 2026 and 2025, we can observe an increase in rental income, which represented approximately 60% of the segment’s income, while percentage rent, which depends on the sales of IRSA’s tenants, represented approximately 13% of the segment’s income.

The following table sets forth IRSA’s revenue from cumulative leases by revenue category for the fiscal years presented:

	For the fiscal years ended June 30,
	2026	2025	2024
	(in millions of ARS)
Base rent	219,023	200,610	143,816
Percentage rent	47,324	70,778	115,986
Total rent	266,347	271,388	259,802
Non-traditional advertising	19,234	15,060	11,269
Revenue from admission rights	36,915	35,986	32,295
Fees	3,361	3,321	2,970
Parking	23,571	19,805	15,578
Commissions	14,806	13,180	10,490
Other	260	310	366
Subtotal	364,494	359,050	332,770
Other revenues (1)	4,328	2,238	1,722
Adjustments and eliminations.	—	—	—
Total	368,822	361,288	334,492

(1)

As of June 30, 2026, includes ARS 360.9 million from Patio Olmos, ARS 340.2 million from BAF sponsorship production revenues, ARS 2,746.6 million from Re! Outlet stand revenues, ARS 553.3 million from Palermo Off revenues, and commission revenues of ARS 11.7 million from Los Gallegos and ARS 314.8 million from Oeste Outlet.

Rental revenue

The following table sets forth total rental income for each of IRSA’s shopping malls for the fiscal years indicated:

	For the fiscal years ended June 30, (1)
	2026	2025	2024
	(in millions of ARS)
Alto Palermo	50,968	51,725	51,145
Abasto Shopping	47,221	50,553	48,506
Alto Avellaneda	37,042	37,660	33,013
Alcorta Shopping	31,838	31,403	30,751
Patio Bullrich	15,237	15,710	16,033
Dot Baires Shopping	40,942	35,588	29,862
Soleil Premium Outlet	16,886	18,225	16,894
Distrito Arcos	24,179	24,453	24,971
Alto Noa Shopping	10,271	10,790	10,052
Alto Rosario Shopping	35,484	35,300	32,644
Mendoza Plaza Shopping	16,803	16,346	14,724
Córdoba Shopping Villa Cabrera	11,624	12,170	11,276
La Ribera Shopping (2)	3,478	3,286	3,020
Alto Comahue	12,369	12,124	9,879
Terrazas de Mayo	10,152	3,717	—
Subtotal	364,494	359,050	332,770
Other revenues (3)	4,328	2,238	1,722
Reconciliation adjustments	—	—	—
Total	368,822	361,288	334,492

(1)

Includes base rent, percentage rent, admission rights, fees, parking, commissions, revenue from non-traditional advertising and others. Does not include: (i) Oeste Outlet (which is currently not operating as it is undergoing refurbishment), and (ii) the recently acquired Los Gallegos.

(2)	Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)

As of June 30, 2026, includes ARS ARS 360.9 million from Patio Olmos, ARS 340.2 million from BAF sponsorship production revenues, ARS 2,746.6 million from Re! Outlet stand revenues, ARS 553.3 million from Palermo Off revenues, and commission revenues of ARS 11.7 million from Los Gallegos and ARS 314.8 million from Oeste Outlet.

Lease expirations

The following table sets forth the schedule of estimated lease expirations for IRSA’s shopping malls for leases in effect as of June 30, 2026, assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration:

	As of June 30, 2026
Agreements’ Expiration (as of end of fiscal year)	Number of agreements (1)	Square meters to expire	Due to expire	Total lease payments (2)	Agreements
			(%)	(in millions of ARS)	(%)
Vacant Stores	69	11,222	0.0	—	0.0
Expired in-force(3)	62	20,516	5.6	820	5.1
2027	421	80,770	22.1	4,143	25.6
2028	429	71,277	19.5	4,754	29.3
2029	396	81,722	22.4	4,166	25.7
2030 and subsequent years	174	110,649	30.3	2,318	14.3
Total (4)	1,482	364,934	100.0	16,201	100.0

(1)	A lease may be associated with one or more stores.
(2)	The amount expresses the annual base rent as of June 30, 2026, of agreements due to expire.
(3)	Includes lease agreements that have expired as of June 30, 2026 and which are expected to be renewed in the near term.
(4)	Does not include unoccupied stores. Does not include: (i) Oeste Outlet (currently undergoing refurbishment and not operational), and (ii) the recently acquired Los Gallegos.

New leases and renewals

The following table shows certain information about IRSA’s leases agreement as of June 30, 2026:

	Number of		Annual	Average annual base rent per sqm		Number of	Annual base rent amount per sqm
Type of business	agreements renewed	Annual base rent	admission rights	New and renewed	Former agreements	non‑renewed agreements(1)	Non‑renewed agreements(1)
		(in millions of ARS)		(ARS/sqm)			(ARS/sqm)
Clothing and footwear	285	28,235	5,412	740,657	685,746	526	721,620
Miscellaneous (2)	74	7,630	1,683	888,729	687,933	149	651,279
Restaurant	57	4,710	1,178	757,327	663,084	176	868,589
Services	13	1,181	253	264,958	155,374	44	197,885
Home appliances	17	2,169	487	857,821	571,982	50	690,188
Home and decoration	22	2,162	392	283,400	344,094	34	243,411
Supermarket	1	76	—	76,032	219,275	1	51,146
Entertainment	4	326	16	68,178	68,317	29	83,792
Total (3)	473	46,489	9,421	635,154	579,340	1,009	597,618

(1)	Includes vacant stores as of June 30, 2026. GLA with respect to such vacant stores is included under the type of business of the last tenant to occupy such stores.
(2)	Miscellaneous includes anchor stores.
(3)	Weighted average for Average annual base rent per sqm related to Number of agreements renewed.

Five largest tenants of the portfolio

The five largest tenants in IRSA’s portfolio (in terms of sales) as of June 30, 2026 represents approximately 9.6% of IRSA’s gross leasable, 9.3% of the annual basic rent of the shopping mall for the fiscal year ending on that date.

The following table describes our portfolio’s five largest tenants as of June 30, 2026:

Tenant	Type of Business	Sales	GLA
		(%)	(sqm)	(%)
Zara	Clothes and footwear	6.2	10,771	2.9
Adidas	Clothes and footwear	4.1	7,712	2.1
McDonald’s	Restaurant	3.2	5,145	1.4
Nike	Clothes and footwear	3.1	7,842	2.1
Fravega	Home appliances	2.3	4,695	1.3
Total		18.8	36,165	9.6

Principal Terms of IRSA’s Leases

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

The tenants of the shopping centers have electricity, gas and water services and, if applicable, depending on the tenant’s commercial activity, telephone switchboard, central air conditioning connection, connection to the general fire detection and extinguishing system, and provision of emergency energy through generator sets in common sectors. Each tenant is responsible for completing all necessary installations within their unit, and must also pay the direct expenses generated by these services within each unit. Direct expenses generally include electricity, water, gas, telephone and air conditioning. The tenants must also pay a percentage of the total costs and general taxes related to the maintenance of the common areas. IRSA determines that percentage or “coupe” based on different factors. Common area expenses include, among other things, administration, security, operations, maintenance, cleaning and taxes.

IRSA carries out promotional and marketing activities to draw consumer traffic to its shopping malls. These activities are paid for with the tenants’ contributions to the Collective Promotion Fund, or “CPF,” which is administered by IRSA. Tenants are required to contribute 15% of their rent (Base Rent plus Percentage Rent) to the CPF. IRSA may increase the percentage tenants must contribute to the CPF with up to 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. IRSA may also require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. IRSA may require tenants to make these extraordinary contributions up to four times a year provided that each extraordinary contribution may not exceed 25% of the tenant’s preceding monthly lease payment.

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

Control Systems

IRSA has computer systems equipped to monitor tenants’ sales in all of its shopping malls. IRSA also conducts regular revenues audits of its tenants’ accounting sales records in all of its shopping malls. IRSA uses the information generated from the computer monitoring system to prepare statistical data regarding, among other things, total sales, average sales and peak sale hours for marketing purposes and as a reference for the revenues audit. Most of its shopping mall lease agreements require the tenant to have its point of sale system linked to our server.

Competition

IRSA is the largest owner and operator of shopping malls, offices and other commercial properties in Argentina in terms of GLA and number of rental properties. Given that most of IRSA’s shopping malls are located in highly populated areas, there are competing shopping malls within, or in close proximity to, areas targeted by IRSA’s real estate portfolio, as well as stores located on avenues or streets. The number of shopping malls in a particular area could have a material effect on the ability to lease space in shopping malls and on the amount of rent that we are able to charge. IRSA believes that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it is difficult for other companies to compete in areas through the development of new shopping malls. The principal competitor is Cencosud S.A. which owns and operates Unicenter Shopping and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping malls in Argentina, as of June 30, 2026:

Entity	Shopping malls	Location	GLA	Market share (1)
			sqm	(%)
IRSA	Alto Palermo	City of Buenos Aires	21,111	1.65
	Abasto Shopping (2)	City of Buenos Aires	39,428	3.08
	Alto Avellaneda	Province of Buenos Aires	42,261	3.30
	Alcorta Shopping	City of Buenos Aires	16,048	1.25
	Patio Bullrich	City of Buenos Aires	11,472	0.90
	Dot Baires Shopping (3)	City of Buenos Aires	47,329	3.70
	Soleil Premium Outlet	Province of Buenos Aires	15,477	1.21
	Distrito Arcos	City of Buenos Aires	14,194	1.11
	Terrazas de Mayo	Province of Buenos Aires	33,717	2.63
	Oeste Outlet(4)	Province of Buenos Aires	23,800	1.87
	Alto Noa	City of Salta	19,614	1.53
	Alto Rosario	City of Rosario	35,016	2.73
	Mendoza Plaza	City of Mendoza	41,637	3.25
	Córdoba Shopping	City of Córdoba	15,424	1.20
	La Ribera Shopping (5)	City of Santa Fe	11,503	0.90
	Alto Comahue	City of Neuquén	11,925	0.93
	Los Gallegos(6)	Province of Buenos Aires	10,400	0.81
Subtotal			410,356	32.05
Cencosud S.A.			290,531	22.69
Other operators			579,595	45.26
Total			1,280,482	100.0

(1)	Corresponding to GLA in respect of total GLA. Market share is calculated dividing sqm over total reported square meters, including inactive stores.
(2)	Does not include Museo de los Niños (3,732 square meters in Abasto).
(3)	Our interest in PAMSA is 80%.
(4)	Oeste Outlet is currently not operating as it is undergoing refurbishment.
(5)	Owned by Nuevo Puerto Santa Fe S.A., in which IRSA is a joint venture partner.
(6)	Los Gallegos was acquired on June 9, 2026. Operating information will be reported beginning in first quarter of the fiscal year ended June 30, 2027.

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

Information technology

IRSA keeps investing in technological innovation. The advances of society and changes in consumer habits constantly challenge us and motivate us to apply the latest technological trends to serve the visitor’s experience in our shopping malls and learn more about our clients. IRSA continued with the Company digital transformation, and Robotic Process Automation or RPA automation in different areas. IRSA continue renewing our CCTV system, to improve security and enable future capabilities, such as the use of artificial intelligence. In its shopping malls, with a large flow of vehicles, we have implemented new guided parking systems and digital payment systems. IRSA also started using artificial intelligence to improve the work efficiency of our employees.

This year IRSA continued the development of APPA, our proprietary loyalty and engagement platform that facilitates the consumer experience in our shopping malls. Through APPA, visitors can pay for parking, book places for events and shows, redeem gift cards, obtain discounts and benefits, and participate in promotions. Beyond these services, APPA generates structured data on consumer behavior — visit frequency, spending patterns and venue preferences — which IRSA use to make commercial leasing and marketing decisions and to offer our tenants measurable, data-driven marketing programs. During the year, users of APPA carried out more than 8.5 million transactions on the platform, including consumption in shopping malls, use of parking, and redemption of corporate benefits.

Offices

Properties

The following table sets forth certain information regarding IRSA’s office buildings, all of which are located in the Autonomous City of Buenos Aires, as of June 30, 2026:

Offices	Date of acquisition/ development	GLA (1)	Occupancy rate(2)	Ownership interest	Total rental income for the fiscal year ended June 30, 2026 (4)
		(sqm)	(%)	(%)	(in million of ARS)
AAA & A offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0	100	1,386
Dot Building	Nov-06	11,242	100.0	80	4,767
Zetta Building	May-19	32,173	100.0	80	16,165
261 Della Paolera (5)	Dec-20	3,740	100.0	100	2,629
Total AAA & A offices		50,134	100.0		24,947
B offices
Philips Building (6)	Jun-17	8,419	81.3	100	4,256
Total B offices		8,419	81.3		4,256
Total Offices		58,553	97.3		29,203

(1)	Corresponds to the total leasable surface area of each property as of June 30, 2026. Excludes common areas and parking spaces.
(2)	Calculated by dividing occupied square meters by total GLA of the relevant property as of June 30, 2026.
(3)	We own 13.2% of the building which covers an area of 22,535 square meters of GLA, meaning we own 2,979 square meters of GLA.
(4)	Corresponds to the accumulated income of the period.
(5)	IRSA owns 10.4% of the building that has 35,872 square meters of GLA. The GLA includes sqm corresponding to other common spaces.
(6)

The building is fully allocated to the workplace business. The leasable area includes 337 square meters corresponding to newly identified spaces that are currently under review and will be subject to final adjustments in the first quarter of the fiscal year ended June 30, 2027.

Occupancy rate

The following table shows IRSA’s offices occupancy percentage as of the dates indicated:

	Occupancy rate (1)
	As of June 30,
	2026	2025	2024
	(%)
Intercontinental Plaza	100.0	100.0	100.0
DOT Building	100.0	100.0	79.4
Zetta Building (2)	100.0	99.3	100.0
261 Della Paolera	100.0	100.0	100.0
Philips Building	81.3	75.3	50.6
Total	97.3	96.2	89.4

(1)	Leased square meters pursuant to lease agreements in effect as of the end of fiscal year over GLA of offices for the same fiscal year.
(2)	In fiscal year 2022, excludes 815 sqm from the occupancy calculation because they were under construction for the development of the “Workplace Offices” project.

Annual average income per surface area as of the end of the dates indicated:

	Income per square meter (1)
	As of June 30,
	2026	2025	2024
	(ARS/sqm)
Intercontinental Plaza	465,327	502,195	471,100
DOT Building	424,021	386,735	484,064
Zetta Building	502,434	499,876	576,314
261 Della Paolera (2)	702,834	699,546	1,021,800
Philips Building	621,732	395,579	223,767

(1)	Calculated by dividing annual rental income by the GLA of offices based on IRSA’s interest in each building as of June 30 for each fiscal period.
(2)	The building became operational in December 2020, due to which the contracts and related revenues are not comparable to previous years.

New agreements and renewals

The following table sets forth certain Information on lease agreements as of June 30, 2026:

Property	Number of lease agreement (1) (5)	Annual rental price (2)	Rental income per sqm (new and renewed) (3)	Previous rental income per sqm (3)	Number of non‑ renewed leases	Non‑renewed leases annual base rent amount (4)
		(in millions of ARS)	(ARS)	(ARS)		(in millions of ARS)
Dot Building	1	381.7	36,536	32,493	—	—
Philips Building	—	—	—	—	—	—
Intercontinental Plaza	1	1,213.6	33,953	32,117	—	—
261 Della Paolera	1	1,913.0	51,823	51,823	—	—
Zetta Building	2	1,654.8	35,706	35,706	—	—
Total(6)	5	5,163.1	39,885	39,052	—	—

(1)	Includes new and renewed leases executed from July 2025 to June 2026.
(2)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing on the first month of the agreement, multiplied by 12 months.
(3)	Monthly value.
(4)	Leases in U.S. dollars converted to Pesos at the exchange rate prevailing in the last month of the agreement, multiplied by 12 months.
(5)	It does not include leases over parking spaces, antennas and terrace area.
(6)	Does not include workplace contracts in Zetta Building and Philips Building.

The following table sets forth the schedule of estimated lease expirations for IRSA’s offices and other properties for leases in effect as of June 30, 2026. This data is presented assuming that none of IRSA’s tenants exercises its option to renew or terminate its lease prior to expiration (most leases have renewal clauses):

Fiscal year of lease expiration (1) (2)	Number of leases due to expire	Square meters of leases due to expire	Square meter of leases due to expire	Annual rental income amount of leases due to expire	Annual rental income amount of leases to expire
		(sqm)	(%)	(in millions of ARS)	(%)
Expired in-force(3)	2	2,148	4.4	11.7	0.6
2027	10	9,806	19.9	393.6	21.5
2028	1	1,597	3.2	59.5	3.3
2029 and thereafter	14	35,768	72.5	1,365.1	74.6
Total	27	49,319	100	1,829.9	100

(1)	Includes offices with leases that have not been renewed as of June 30, 2026.
(2)	It does not include vacant square meters and contracts from: parking spaces, terraces, antennas and Workplace (Zetta and Philips).
(3)	Includes lease agreements that have expired as of June 30, 2026 and which are expected to be renewed in the near term.

Intercontinental Plaza

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns a 13.2% interest in the building which has footage averaging 22,535 square meters of GLA; meaning we own 2,979 square meters of GLA in this building. The principal tenant currently is Total Austral, and as an added value Banco Supervielle (Bank Branch) and Starbucks Coffee providing different services to the building.

Dot Building

IRSA’s subsidiary Panamerican Mall S.A. developed an office building of 11,242 square meters of GLA next to Dot Baires Shopping. This building was inaugurated in July 2010, which meant our arrival at the growing corridor of the Northern Area with respect to offices for rent. The building’s principal tenants include Farmanet, Astrazeneca S.A., Carrier, Salentain and HP, among others.

Zetta Building

Our subsidiary Panamerican Mall S.A. built an office building of 32,173 square meters of GLA and 11 floors located in the commercial complex “Polo Dot” in Buenos Aires City. This A+, certified with LEED Gold of Core & Shell standards of the US Green Building Council, was inaugurated in May 2019, continuing to consolidate our position in the North Zone corridor of offices for rent.

As of June 30, 2026, the building was occupied approximately 91% by Mercado Libre S.R.L., and has other tenants such as Vacunar, MMS Publicis and DreamCo. On the ground floor, it is currently operating the first Workplace office space with 815 sqm sectors. The space offers private offices, fully equipped, furnished and fully operational, ready to use.

During the fiscal year ended June 30, 2026, construction began to expand this building by 15,940 square meters, of which approximately 15,350 sqm will represent GLA. An amendment was entered into with Mercado Libre S.R.L. for approximately 9,350 sqm of additional GLA, representing approximately 61% of the GLA of the expansion. The remaining 6,000 sqm of GLA will be available for lease.

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

Phillips Building, City of Buenos Aires

The historic Philips Building adjoins IRSA’s Dot Baires shopping mall, and faces Avenida General Paz, in the City of Buenos Aires. It has 4 office floors, a total GLA of approximately 8,419 sqm, and a remaining construction capacity of approximately 20,000 sqm. IRSA owns 100% of the building and the headquarters of Workplace operate in the building, with an occupancy rate of 81% at the end of the fiscal year ended June 30, 2026. As of the date of this Annual Report, the building is undergoing expansion to achieve full occupancy.

Leases

IRSA generally leases its office spaces and other properties under lease agreements with an average initial term of three years, and a limited number of contracts have been executed with five-year terms. These agreements typically include renewal options for additional periods of two or three years, at the discretion of the tenant. In addition, IRSA has two spaces named “Workplace by IRSA”, which IRSA leases as a co-working place, that are fully equipped and all inclusive by using services contracts with terms ranging from 6 to 24 months.

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

Hotels

During the fiscal year ended June 30, 2026, hotel operations showed a gradual recovery, particularly at the hotels located in the City of Buenos Aires, which recorded improvements in occupancy levels and room rates compared to the previous fiscal year. This performance occurred in a context that remained challenging for inbound tourism, mainly due to Argentina’s reduced exchange rate competitiveness. The exclusive Llao Llao resort, which IRSA owns in the city of Bariloche, continues to be an important attraction for the high-income segment, while the Libertador and InterContinental hotels in the City of Buenos Aires maintain their positioning in the corporate segment. In addition, IRSA continues to work on initiatives aimed at enhancing and differentiating its hotels’ offerings.

During the fiscal year 2026, IRSA kept its 76.34% interest in Intercontinental hotel, 100% interest in Libertador hotel and 50.00% interest in Llao Llao.

The following chart shows certain information regarding IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (1)	Average Price per Room(2)	Fiscal Year Sales as of June 30 (in millions of ARS)
		(%)		(%)	ARS	2026	2025	2024
Intercontinental (3)	11/01/1997	76.34	313	73.1	240,706	30,105	27,930	32,075
Libertador (4)	03/01/1998	100	200	67.0	159,558	12,877	9,866	12,810
Llao Llao (5)	06/01/1997	50	205	49.8	654,745	45,766	48,470	69,752
Total			718	64.8	308,300	88,748	86,266	114,637

(1)	Accumulated average in the twelve-month period.
(2)	Accumulated average in the twelve-month period.
(3)	Through Nuevas Fronteras S.A.
(4)	Through Hoteles Argentinos S.A.U.
(5)	Through Llao Llao Resorts S.A. and IRSA – Galerías Pacífico S.A. UT (until March 31, 2023).

Hotel Intercontinental, City of Buenos Aires

In November 1997, IRSA acquired 76.34% of the Hotel Intercontinental. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Montserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Group (“IHG”), a United States corporation, currently owns 23.66% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with a swimming pool. The hotel was completed in December 1994 and has 313 rooms. The current agreement with IHG expires on January 12, 2029.

Hotel Libertador, City of Buenos Aires

In March 1998 IRSA acquired 100% of the Sheraton Libertador Hotel from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. In March 1999, IRSA sold a 20% interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina.

During the fiscal year 2019, IRSA reacquired an additional 20% of the shares of HASAU, reaching 100% of the capital stock of HASAU and beginning to operate the hotel directly under the name “Libertador.” The hotel is in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool.

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

IRSA operates Hotel Llao Llao through their hotel operator subsidiary, Llao Llao Resorts S.A. During 2007, the hotel was expanded, increasing the number of rooms to 205. In 2019, the hotel’s Bustillo Wing was renovated, including the modernization and refurbishment of 42 rooms, which offer enhanced features, including air conditioning systems and modern plumbing. As of June 30, 2026, the renovation works in 47 additional rooms in the hotel’s Bustillo Wing were more than 90% complete, with rooms being progressively to customers.

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

Sale and Development of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. IRSA’s development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with IRSA’s development of residential communities, they frequently acquire vacant land, develop infrastructure such as roads, utilities, and common areas, and sell plots of land for construction of single-family homes. IRSA may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In the fiscal year ended June 30, 2026, revenues from the sale and development of properties amounted to ARS 28,866 million, compared to ARS 17,042 million posted in the fiscal year ended June 30, 2025.

Construction and renovation work on these developments is carried out, under IRSA’s supervision, by independent Argentine construction companies selected through a bidding process. IRSA enters into turnkey contracts, pursuant to which the construction company undertakes to deliver the completed development at a fixed price and by a specified date, without incurring any additional costs beyond those stipulated in the contract. Other aspects of the project, including architectural design, are carried out by independent firms.

In recent years, IRSA’s exposure to the residential segment has been primarily through land swap agreements in exchange for completed square meters or lots. Under these arrangements, they transfer undeveloped land to a third party, which is responsible for carrying out the construction work, and receive completed units or lots for sale as consideration, without directly participating in the construction process.

This segment is expected to increase its activity in the coming years, both through own developments and land swap transactions, given the recent launch of several residential projects, most notably Ramblas del Plata, which has a development potential of approximately 866,000 sqm, of which 693,000 sqm are salable.

The following table shows information about IRSA’s land reserves as of June 30, 2026:

	Ownership Interest	Date of acquisition	Land Surface	Buildable surface	GLA	Salable Surface	Book Value
	(%)		(sqm)				(in millions of ARS)
RESIDENTIAL - BARTER AGREEMENTS
Coto Abasto air space – Tower 1 - City of Buenos Aires	100	Sep-97	—	—	—	256	1,512
Coto Abasto air space – Tower 2 - City of Buenos Aires	100	Sep-97	—	—	—	1,694	5,325
Ancón (Luis M. Campos) Trust	100	Feb-21	—	—	—	608	1,779
Av. Figueroa Alcorta 6464 Trust	100	Feb-21	—	—	—	1,097	9,394
Córdoba Shopping Adjoining plots – Residential	100	May-15	—	—	—	2,482	4,629
Córdoba Shopping Adjoining plots – Offices	100	May-15	—	—	—	979	1,626
Ramblas del Plata – First stage swaps	100	Jul-97	—	—	—	29,315	188,679
Caballito Ferro Plot 1 – City of Buenos Aires	100	Jan-99	—	—	—	3,022	8,616
Ezpeleta plot (Nuevo Quilmes II) – Lots	100	Apr-22	—	—	—	52,037	20,500
Ezpeleta plot (Nuevo Quilmes II) – Multifamily	100	Apr-22	—	—	—	19,300	4,500
Pilar Plot – Lots	100	May-97	—	—	—	35,639	356
Total Barter Agreements (Residential)			—	—	—	146,429	246,916

LAND RESERVES:
Ramblas del Plata – City of Buenos Aires (formerly Costa Urbana)	100	Jul-97	172,070	672,479	—	537,984	505,082
La Plata – Mixed-use plots – Greater Buenos Aires	100	Mar-18	47,834	81,341	—	—	10,307
Polo Dot – GIGA and EXA – City of Buenos Aires	80	Nov-06	12,800	—	—	38,400	48,522
Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires	100	Jan-99	20,462	86,387	—	75,277	49,049
Luján Plot – Buenos Aires (5)	100	May-08	1,152,106	464,000	—	—	12,570
La Adela – Buenos Aires	100	Aug-14	9,868,500	3,951,227	—	—	17,496
Puerto Retiro – City of Buenos Aires (4)	50	May-97	82,051	246,153	—	—	—
Gaona and Nazca Plot – City of Buenos Aires	100	Oct-25	8,856	11,083			10,328
Subtotal Mixed-uses			11,364,679	5,512,670	—	651,661	653,354
Caballito Block 35 – City of Buenos Aires (3)	100	Oct-98	9,767	57,192	—	31,257	18,756
Zetol – Uruguay	90	Jun-09	—	—	—	45,815	6,656
Vista al Muelle – Uruguay	90	Jun-09	—	—	—	54,815	7,054
Distrito Rosario Plots – Santa Fe	100	Nov-24	13,750	48,126	—	41,390	18,961
Neuquén - Residential plot – Neuquén (2)	100	Jul-99	13,000	57,000	—	42,800	7,394
Subtotal residential			36,517	162,318	—	216,077	58,821
La Plata – Distrito Diagonal retail plot – Buenos Aires	100	Mar-18	30,780	35,212	22,844	—	8,804
Beruti y Coronel Diaz Building – City of Buenos Aires	100	Jun-22	2,387	8,900	7,800	—	13,724
Subtotal retail			33,167	44,112	30,644	—	22,528
Polo Dot – Zetta expansion – City of Buenos Aires	80	Nov-06	—	—	15,940	—	57
Paseo Colón 245 Building – City of Buenos Aires	100	May-23	1,579	13,690	9,500	—	7,351
Intercontinental Plaza II – City of Buenos Aires	100	Feb-98	6,135	9,400	7,500	—	2,671
Subtotal offices			7,714	23,090	32,940	—	10,079
Total future developments			11,442,077	5,742,190	63,584	867,738	744,782
Other land reserves (1)			1,938,480	—	—	—	20,277
Total land reserves			13,380,557	5,742,190	63,584	867,738	765,059

(1)

Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo Parking Spaces, land adjacent to DOT, land adjacent to Mendoza Shopping, Conil Land (Parcel II), San Luis Land, Florencio Varela Land, Mar del Plata Land and Llao Llao Land.

(2)

These lands are classified as Property for sale; therefore, their value is maintained at historical cost basis adjusted by inflation. The rest of the land is classified as Investment Properties, valued at market value.

(3)	“Caballito Manzana 35” consists of 3 residential buildings of 27, 22 and 18 floors.
(4)	This land is in judicial litigation.
(5)	Estimated maximum buildable area according to the projects, still pending final approvals.

The following table shows information about IRSA’s expansions on its current assets as of June 30, 2026:

Expansions	Ownership interest	Surface	Locations
	(%)	(sqm)
Alto Palermo	100	4,336	City of Buenos Aires
Paseo Alcorta	100	1,337	City of Buenos Aires
Alto Avellaneda	100	23,737	Buenos Aires
Alto Noa	100	3,068	Salta
Soleil Premium Outlet	100	6,200	Buenos Aires
Alto Comahue	100	3,325	Neuquén
Total in Shopping Malls		42,003
Patio Bullrich	100	20,000	City of Buenos Aires
Alto Palermo	100	14,119	City of Buenos Aires
Terrazas de Mayo	100	16,076	Buenos Aires
Total in offices + residential		50,195
Total expansions		92,198

Units to be received under barter agreements

Coto Abasto air space – Towers 1 & 2 – City of Buenos Aires

IRSA owned an airspace, known as “Human Abasto,” to construct approximately 23,000 square meters above the premises of the Coto hypermarket that is close to Abasto Shopping in the heart of the City of Buenos Aires. On September 24, 1997, IRSA and Coto Centro Integral de Comercialización S.A. (Coto) granted a deed through which IRSA acquired the rights to receive functional parking units and the rights to raise the property located between Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

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

On June 30, 2023, in compliance with the agreement into with Abasto Twins S.A. in June 2016, IRSA signed the assignment of a parking unit and the right to build the Tower 2 of Abasto for USD 3 million. As of the date of this Annual Report, IRSA received the sum of USD 15,250 in cash as monetary consideration, and the right to receive at least 29 functional units that are part of the future tower as non-cash consideration. This non-cash consideration represents the equivalent of 20% of the square meters of the plans approved by the GCBA for the construction of the tower, with a guaranteed minimum of 1,639 sqm.

In addition, as of June 30, 2026, there are four apartments remaining available for sale in Tower I, while construction of Tower II, which has already commenced, is 52% complete.

Trusts: Ancón (Luis M. Campos 100 and Ancón) and Figueroa Alcorta 6464

On February 9, 2021, as a result of the reorganization of Manibil S.A., IRSA received a participation in the following trusts:

•	Ancón Trust: The original project, which consisted in an office building, was changed to a residential building, of which 608 sqm and 6 garages units would correspond to IRSA. As of the date of this Annual Report, there is a protection action (amparo) in relation to this project, thus the work is suspended; and
•	Figueroa Alcorta 6464 Trust: corresponds to 1,097 sqm of apartments and 11 garage units. As of June 30, 2026, marketing activities have commenced, and two apartments and four parking spaces were sold.

Córdoba Shopping Adjoining Plots – Residential

On August 18, 2022, the plot 1 of 3,240 sqm was bartered with Proaco, where two residential towers are expected to be built. IRSA expects to receive as consideration, within a period of between 36 and 44 months, functional units that represent 16% of the square meters, with a minimum of 2,160 square meters, together with garage units and, if built, also storage units. The value of the swap is USD 2 million.

On July 11, 2024, the General Direction of Environmental Impact of the Secretary of Sustainable Development, under the Ministry of Environment and Circular Economy, indicated that the project is not subject to the Environmental Impact Assessment Procedure requested from the Developer by the Municipality of Córdoba.

On January 28, 2026, the units to be received by IRSA as consideration under the land swap agreement were selected, resulting in a sellable area of 1,241 square meters per tower, compared to the 1,080 square meters originally contemplated, for a total sellable area of 2,482 square meters for both towers, excluding parking spaces. The land swap commitment for Tower II will be subject to the sale of 60% of the units in Tower I. As of June 30, 2026, Tower I was under construction and was 38% complete.

Córdoba Shopping Adjoining Plot – Office Building

On January 28, 2026, a land swap agreement for Parcel 18 was entered into, pursuant to which an office tower comprising 4,822.8 square meters is expected to be developed in accordance with Ordinance No. 12,860. As consideration, IRSA will receive the third floor of the future tower, comprising 979 square meters of GLA, and will have an option to purchase the fourth floor. In addition, as part of the transaction, Proaco will be responsible for the construction of a parking deck on a lot located within the shopping center, at an estimated cost of USD 0.6 million.

Ramblas del Plata – First-Stage Land Swaps

For more information see “Item 4. Information on the Company. - B. Business Overview –Sale and Development of Properties and Land Reserves—Mixed uses – Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires”.

Caballito Ferro Plot 1 – City of Buenos Aires

For more information see “Item 4. Information on the Company. - B. Business Overview –Sale and Development of Properties and Land Reserves—Mixed uses – Caballito Ferro Plots 2, 3 and 4 – City of Buenos Aires”.

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

On December 7, 2023, the exchange of the property took place with the Fiduciary of the Nuevo Quilmes II Trust for the development of a private neighborhood. As of June 30, 2026, the works are at an advanced stage and IRSA had sold 47 single-family lots received in exchange transactions for approximately USD 7.2 million.

Pilar Land – Lots – Pilar, Province of Buenos Aires

On October 17, 2025, IRSA sold the land located in Pilar. As part of the consideration, the transaction included a land swap agreement for sellable area in the future development, which is expected to comprise a minimum sellable area of approximately 356,393 square meters distributed among 493 lots. Pursuant to the land swap agreement, IRSA will receive 10% of such area, equivalent to approximately 35,639 square meters or 50 single-family lots.

As of June 30, 2026, the project was in the permitting stage, and construction is expected to commence during the fiscal year ended June 30, 2027.

Mixed uses

Ramblas del Plata – formerly Costa Urbana – Costanera Sur, City of Buenos Aires

On December 21, 2021, the law from Buenos Aires City congress approving a New Zoning Regulations for the development of the property, was passed, and published. The Plot of approximately 70 hectares, owned by IRSA since 1997, previously known as “Solares de Santa María”, is in the riverfront of the Río de la Plata, in the South Coast of the Autonomous City of Buenos Aires, southeast of Puerto Madero. The published law grants a New Zoning Area, designated: “U73 - Public Park and Costa Urbana Urbanization”, which enables a mixed-use development, combining, residential, office buildings, retail, services, public spaces, education, and entertainment.

IRSA will have a construction capacity of approximately 866,806 sqm, which will drive growth for the coming years through the development of mixed-use projects.

IRSA promised to give to the City of Buenos Aires 50.8 hectares designated for public use, which represent approximately 71% of the total area of the property and contribute with three additional lots of the property, two for the Sustainable Urban Development Fund and one for the Innovation Trust, Science and Technology of the GCBA, in addition to the sum of USD 2 million in cash and the amount of 3,000,000 sovereign bonds (AL35) which was also contributed.

Likewise, IRSA will oversee putting in place the infrastructure and road works on the property serving the new city blocks generated and will carry out the public space works contributing up to USD 40 million, together with the maintenance of the public spaces assigned for 10 years or until the sum of USD 10 million is completed.

In March 2023, measurement was approved with a proposal for subdivision, division, transfer of streets and public space. On November 15, 2023, the 3 parcels and the public park lot were registered on public record in favor of the GCBA, and the 61 lots of IRSA were created. On May 22, 2024, we received the parcel certificates corresponding to the 61 lots.

With the issuance of the Environmental Aptitude Certificate in December 2024, Phase A of the project’s infrastructure works began, starting with earthmoving tasks, followed by sheet piling installation, as well as road and stormwater networks, buffer planting, and bay remediation. In January 2025, commercialization of the project began.

During the fiscal year ended June 30, 2026, the Ramblas del Plata project achieved significant regulatory, urban planning and infrastructure milestones. Approval was obtained for the Public Space, Urbanization Zone and Public Park Bidding Project for Phase 1; progress was made in defining utility connections with AYSA, Metrogas and Edesur; official recognition was obtained for investments made to be credited toward compliance with the Urban Development Agreement; and the Environmental Public Hearing for Phase 2 was held, for which the corresponding certificate has already been issued. In addition, the preliminary documentation for LEED for Cities & Communities Silver certification was completed, and progress was made in the cadastral and registration processes required for the transfer of title to the first lots of Phase 1.

From a commercial perspective, as of June 30, 2026, 18 lots corresponding to the extended Phase 1 had been commercialized through 16 land swap transactions and two sales.

On July 30, 2026, and August 31, 2026 IRSA announced that they had entered into a land swap agreement for a 2 lots with a surface area of 2,360 sqm and 2,095 sqm, respectively. For more information, see “–Recent Developments–IRSA’s Recent Developments–Commercialization Progress of “Ramblas del Plata.”

“Ramblas del Plata” will transform the landscape of the City of Buenos Aires by bringing an undeveloped area to life. The project will be developed on an exceptional site in terms of size, location and connectivity, providing the City with an opportunity to expand and regain access to the Río de la Plata waterfront through promenades, recreational areas, green spaces, public parks and mixed-use developments.

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

Following the approval of the project plans and construction permit, processed under File No. 20/222 of 2023, and the submission of the Hydraulic Project to the Provincial Directorate of Hydraulics, construction of the new Distrito Diagonal shopping center commenced. As of June 30, 2026, construction was 44% complete, and the shopping center is expected to open by the end of fiscal year 2027.

Polo Dot – GIGA y EXA – City of Buenos Aires

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

As of June 30, 2026, the development is awaiting the resolution of an appeal filed with the GCBA.

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

Puerto Retiro – City of Buenos Aires

Puerto Retiro S.A. owns an 8.2-hectare plot of land in the City of Buenos Aires, which is subject to a zoning designation that restricts its use exclusively to port-related activities.

Puerto Retiro S.A. is a party to two pending legal proceedings relating to the property: (i) a bankruptcy extension action initiated by the Argentine Government against Puerto Retiro S.A. and other defendants, and (ii) a civil action brought by Tandanor seeking, on the basis of the alleged nullity of the decree that approved the privatization bidding process involving the Dársena Norte property, the restitution to Tandanor of the property known as Plant No. 1 and the reimbursement of the amounts Tandanor alleges to have lost as a result of the underlying transaction. Both proceedings arise from events that occurred prior to IRSA’s acquisition of its interest in Puerto Retiro S.A. For more information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—IRSA’s Legal or Arbitration Proceedings—Legal Proceedings in Argentina—Puerto Retiro”.

Gaona and Nazca Land – City of Buenos Aires

On October 30, 2025, IRSA took possession of a property acquired through a judicial auction, located on Av. Nazca, Terrada and Av. Gaona in the City of Buenos Aires. The property has a total built area of approximately 11,083 square meters and consists of two lots located at Av. Nazca 1145, Terrada 1164 and Av. Gaona 3415 (Lot 1), and Av. Nazca 1133/35 (Lot 8).

As of June 30, 2026, IRSA was evaluating various alternatives for the future development of the property, including the possibility of developing it for mixed uses.

Residential

Caballito Block 35 – City of Buenos Aires

In October 2011, IRSA acquired a plot of land located at Méndez de Andes street in the neighborhood of Caballito in the City of Buenos Aires. A neighborhood association named Asociación Civil y Vecinal SOS Caballito secured a preliminary injunction which suspended the works to be carried out in the above mentioned property. In July 2018, the CSJN issued a favorable final decision allowing the construction of 57,192 sqm of apartments on the plot.

As of June 30, 2026, the work on the concrete structure of the first tower (“Tower 3”) was completed, and the remaining works were at an advanced stage.

Zetol LTD and Vista al Muelle S.A. – District of Canelones – Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck LTD, a company organized under the laws of Uruguay. In June 2009, Liveck had acquired a 90% stake in the capital stock of VAM and Zetol LTD, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

IRSA intends to develop in these 13 plots, with a construction capacity of 182,000 sqm, an urban project that consists of the development and commercialization of 1,860 apartments. Such a project has the “urban feasibility” status for the construction of approximately 180,000 sqm for a term of 10 years, which was granted by the Mayor’s Office of the Canelones department and by its Local Legislature. Zetol LTD and VAM agreed to carry out the infrastructure works for USD 8 million as well as a minimum amount of square meters of properties. The satisfaction of this commitment under the terms and conditions agreed upon will grant an additional 10-year effective term to the urban feasibility status.

The total purchase price for Zetol LTD was USD 7 million; of which USD 2 million were paid. Sellers may opt to receive the balance in cash or through the delivery of units in the buildings to be constructed in the land owned by Zetol LTD equivalent to 12% of the total marketable meters to be constructed.

Besides, VAM had owned a plot of land since September 2008, purchased for USD 0.83 million. Subsequently, in February 2010, plots of land were acquired for USD 1 million, which was paid in full. In December 2010, VAM executed title deeds for other plots for a total amount of USD 2.66 million, of which USD 0.3 million was paid. The remaining balance will be settled through the delivery of 2,334 sqm in residential units and/or commercial premises to be built, or in cash.

As a result of the plot barter agreements executed in due time between the IMC, Zetol LTD and VAM in March 2014, the parcel redistribution dealing was concluded. This milestone, as set forth in the amendment to the Master Agreement executed in 2013, initiates the 10-year term for the investment in infrastructure and construction of the buildings mentioned above. Construction capacity of the 13 plots is 180,000 sqm.

On November 15, 2018, the translation deed of sale of the first plot where the first Tower of Departments, Villas and single and double parking spaces is currently being built has been signed, the total exchange price was USD 7.3 million equivalent to 16% of all of the marketable built meters in the first Tower. 12% of it has been used to cancel part of the price balance maintained to date with the sellers of the plots acquired by Zetol LTD in June 2009.

On June 18, 2025, two lots belonging to the ‘Distrito Boating’ were exchanged, on which three residential buildings of identical characteristics will be developed under construction-related tax benefits, denominated Promoted Housing regime.

On July 3, 2025, IRSA entered into an agreement with the Municipality of Canelones which certified the infrastructure works carried out to date by VAM and Zetol LTD for a total amount of USD 4.5 million.

During the fiscal year ended June 30, 2026, progress continued on the Distrito Calcagno Masterplan through the improvement of public spaces and the submission of new infrastructure and urban development projects to the Municipality of Canelones. In addition, the first edition of Casa FOA Uruguay was held at Tower 2 of Carrasco Boating, the international architectural competition for lot E01 was awarded, and progress was made in the reconfiguration and enhancement of various lots. In parallel, significant commercial and trust agreements were entered into, development works commenced on lot E10, which received a favorable market response, and efforts to commercialize other project assets continued.

Neuquén Residential Plot– Neuquén, Province of Neuquén

Through Shopping Neuquén S.A., IRSA owns a plot of 13,000 square meters with an estimated construction capacity of 57,000 square meters of residential properties in an area with significant growth potential. This area is located close to the shopping mall Alto Comahue and the hypermarket currently in operation.

Rosario Distrito Rosario – Rosario, Province of Santa Fe

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

As of June 30, 2026, the return of the property by the GCABA was pending. Upon taking possession of the property, IRSA intends to use it for commercial activities.

Offices

Polo Dot – Zetta Expansion– City of Buenos Aires

On the plot where the Zetta Building is located, IRSA has an additional 15,940 square meters of buildable area, where alternatives for the development of a mixed-use project were evaluated.

In December 2025, an amendment to the lease agreement with Mercado Libre S.R.L. for the Zetta Building was entered into, pursuant to which the parties agreed to expand the leased area and its ancillary spaces. As of June 30, 2026, construction work related to the expansion of the building had commenced.

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

As of June 30, 2026, the return of the property by the GCABA was pending. Upon taking possession of the property, IRSA intends to use it for commercial purposes, including both retail and office uses.

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

As a result of the entry into force of the new Urban Planning Code of the Autonomous City of Buenos Aires on January 1, 2025, which introduced new urban modifications, the buildable area was adjusted to 9,400 sqm.

Other Land Reserves

Other Land Reserves – Includes Zelaya 3102-3103, Chanta IV, Anchorena 665, Ocampo Parking Spaces, DOT Adjoining Land, Mendoza Shopping Adjoining Plots, Conil Plot II, San Luis Plot, Florencio Varela Plot, Mar del Plata Plot and Llao Llao Plot.

We grouped here those plots of land with a significant surface area the development of which is not feasible in the short term either due to their current urban and zoning parameters, their legal status or the lack of consolidation of their immediate environment. This group totals around 1.9 million square meters.

During the fiscal year ended June 30, 2026, IRSA completed the sale of the land located in Pilar intended for a future residential development, for consideration consisting of USD 1.2 million in cash and the right to receive 10% of the sellable area of the future development. In addition, the land known as “Pontevedra,” located in Mariano Acosta, Merlo, Province of Buenos Aires, was expropriated in its entirety by the Argentine Highway Authority in connection with the extension works of Camino del Buen Ayre. The amount of the corresponding compensation remains to be determined.

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development of 35,120 sqm salable area consisting of the construction of a residential building, stores (gastronomic use), and complementary parking spaces, and under which IRSA acts as the money trustor and beneficiary of the trust. Under this agreement, IRSA will receive approximately 5,128 salable square meters and 32 parking spaces, and will perform functions as a developer based on its expertise in residential real estate development. TMF Trust Company (Argentina) S.A., a company with a fiduciary purpose that is not a related party, acts as trustee. Other non-related companies also participate as money trustors in the trust.

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

As of the date of this Annual Report, construction works are in progress. Any modification to the reimbursement regime established by the GCBA could affect the scope or timing of the project.

Others

Banco Hipotecario

As of June 30, 2026, IRSA held a 29.12% of the equity of in Banco Hipotecario. Established in 1886 by the Argentine Government and privatized in 1999, Banco Hipotecario has historically been Argentina’s leading mortgage lender, provider of mortgage-related insurance and mortgage loan services. All its operations are located in Argentina where it operates a nationwide network of 52 branches in the 23 Argentine provinces and the City of Buenos Aires.

Banco Hipotecario is an inclusive commercial bank that provides universal banking services, offering a wide variety of banking products and activities, including individual and corporate loans, deposits, credit and debit cards and related financial services. As of June 30, 2026, Banco Hipotecario’s shareholders’ equity was ARS 676,969 million, its consolidated assets were ARS 3,940,236 million, and its net income for the three-month period ended June 30, 2026 was ARS 54,205 million. Since 1999, Banco Hipotecario’s shares have been listed on the Buenos Aires Stock Exchange in Argentina, and since 2006 it has had a Level I ADR program.

Banco Hipotecario’s business strategy is to continue diversifying its loan portfolio. Banco Hipotecario’s non-mortgage loans to the non-financial private sector, in nominal terms, were ARS 48,760.9 million as of December 31, 2021, ARS 61,353.5 million as of December 31, 2022, ARS 163,728.3 million as of December 31, 2023, ARS 528,543 million as of December 31, 2024, ARS 948,104.4 million as of December 31, 2025 and ARS 989,514.3 million as of June 30, 2026.

Also, Banco Hipotecario has diversified its funding sources by developing its presence in the local and international capital markets, as well as increasing its deposit base. As of June 30, 2026, its capital markets debt representing 8.1% of its total funding.

Banco Hipotecario’s subsidiaries include BACS Banco de Crédito y Securitización S.A., a bank specialized in investment banking, asset securitization and asset management, from which Banco Hipotecario owns directly 62.28% and IRSA owns directly 37.7%; BHN Vida S.A., a life insurance company; and BHN Seguros Generales S.A., a property insurance company.

La Rural (convention centers and fairs activities), Convention Centers (Buenos Aires and Punta del Este) and La Arena (stadium concession)

In relation to the investment in La Rural S.A., its main activity includes the organization of congresses, fairs, exhibitions and events and is carried out by IRSA, both at the Palermo Fairgrounds and at the “Centro de Exposiciones y Convenciones de la Ciudad Autónoma de Buenos Aires” through a Transitory Union of Companies that obtained, by public tender, the concession of this property for a period of 15 years and the “Punta del Este Convention and Exhibition Center”. IRSA holds an indirect 35% interest in La Rural S.A, resulting from its 70% interest in Entertainment Holding S.A., which in turn holds a 50% interest in La Rural S.A.

Ogden Argentina S.A., indirectly controlled by IRSA by 70%, owns an 82.85% stake in “La Arena S.A.”, a company that developed and operates the stadium previously known as “DirecTV Arena”, located in the kilometer 35.5 of the Pilar branch, Tortuguitas, in the province of Buenos Aires.

During the fiscal year ended June 30, 2026, La Rural S.A. maintained its leadership position in the exhibitions, trade shows and events business in Argentina. The period began with a successful edition of the 2025 Exposición Rural, which achieved high occupancy levels, welcomed more than one million visitors and was attended by the President of Argentina at its opening ceremony. Throughout the fiscal year, the venue hosted major national and international conferences and events, including Ethereum Argentina, which brought together more than 9,000 attendees from around the world, as well as the leading exhibitions related to the oil & gas and mining industries, segments that continued to expand in line with the development of these sectors in the country. In addition, La Rural consolidated its leadership position in the year-end celebrations and corporate events segment, exceeding the activity levels recorded in the previous fiscal year.

The Buenos Aires Convention Center (CEC), continued to increase its occupancy levels and strengthen its position as one of the leading convention and conference centers in Argentina and the region. During the fiscal year ended June 30, 2026, it hosted major corporate events, including the presentation of an Argentine production for the Netflix platform, as well as highly relevant international conferences, including the World Congresses on Metabolism and Dermatology, the latter having previously been held at the Punta del Este Convention Center, in which the Company also holds an equity interest. These events reaffirm the CEC’s growing recognition within the international meetings, incentives, conferences and exhibitions (MICE) market.

Shefa Investments S.A. (formerly We are appa S.A. / Pareto S.A.)

On October 8, 2018, Pareto S.A. was incorporated for the purpose of designing, programming and developing software, mobile applications and web-based applications. Subsequently, the company changed its name to We are appa S.A. and developed the ¡appa! digital loyalty business, aimed at strengthening the relationship among brands, retailers and consumers within IRSA’s shopping center ecosystem.

On June 18, 2026, the company changed its name to Shefa Investments S.A., reflecting its evolution from a company focused on a single operating business into an investment vehicle focused on developing and supporting companies in the retail and technology sectors.

Shefa combines the scale and commercial ecosystem of the IRSA with an investment model inspired by venture capital and private equity best practices, with the objective of identifying, supporting and scaling businesses that transform the shopping and consumption experience through technology and innovation. Its access to the IRSA’s shopping center ecosystem is one of its key differentiating factors, enabling it to accelerate the growth of its portfolio companies through commercial synergies and data generation.

As of June 30, 2026, Shefa’s portfolio consisted of ¡appa!, a digital loyalty platform available in 15 IRSA shopping centers with more than 3 million registered users; Chocorísimo – Icelabs LLC, a retail company specializing in ice cream and chocolate products; and Bouldertech, a company focused on sovereign artificial intelligence infrastructure, artificial intelligence agents and enterprise automation solutions. Subsequent to the end of the fiscal year, Shefa also moved forward with new investments in Avenida, Tucán Tech and TurismoCity, further expanding the scope of its technology ecosystem.

Compara en casa

Compara en casa is a digital insurance broker that compares the policies of the main insurers in one place. They operate in Argentina, Brazil, Mexico, Paraguay and Uruguay.

As of June 30, 2026, IRSA indirectly owned 15.47% of Comparaencasa Ltd.

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

Quality control of Crops and Cattle

The quality of the crops and the health measures applied on the cattle are regulated and controlled by the SENASA, which is an entity within the Secretary of Agriculture, Livestock and Fisheries (Secretaría de Agricultura Ganadería y Pesca) that oversees farming and animal sanitary activities.

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

On November 28, 2007, the Argentine Congress passed a law known as the Forest Law No. 26,331 (the “Forest Law”) which sets minimum standards for the conservation of native forests and incorporates minimum provincial expenditures to promote the protection, restoration, conservation and sustainable use of native forests. The Forest Law prevents landowners, including owners of native forests, from deforesting or converting forested areas into non-forested land for other commercial uses without prior permission from each local government that gives the permit and requires the preparation, assessment and approval of an environmental impact report. The Forest Law also provides that each province should adopt its own legislation and regional regulation map within a term of one year. Until such provincial implementation is carried into effect, no new areas may be deforested. In addition, the Forest Law also establishes a national policy for sustainable use of native forests and includes the recognition of native communities and aims to provide preferential use rights to indigenous communities living and farming near the forest. In case a project affects such communities, the relevant provincial authority may not issue permits without formal public hearings and written consent of the communities.

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

Argentina forestry legislation prohibits the devastation of forests and forested lands, as well as the irrational use of forest products. Landowners, tenants, and holders of natural forests require an authorization from the Forestry Competent Authority for the cultivation of forest land. The legislation also promotes the formation and conservation of natural forests in properties used for agriculture and farming purposes.

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

Law No. 27,566, passed on October 16, 2020, approves the Escazú Agreement. The Escazú Agreement aims to guarantee the full and effective implementation in Latin America and the Caribbean of the rights of access to environmental information, public participation in environmental decision-making processes and access to justice in environmental matters, as well as the creation and strengthening of capacities and cooperation, contributing to the protection of the right of each person, of present and future generations, to live in a healthy environment and to sustainable development. It is the only binding agreement emanating from the United Nations Conference on Sustainable Development (Rio+20), the first regional environmental agreement in Latin America and the Caribbean and the first in the world to contain specific provisions on human rights defenders in environmental matters.

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

Brasilagro is in the process of obtaining environmental licenses for some operations. As of the date of this Annual Report, Brasilagro issued 62 new environmental licenses, including water use licenses, operating permits, controlled burning and vegetation clearing permits.

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

As of June 30, 2026, 65,220,42 hectares, or approximately 30% of the total area of Brasilagro properties, consisted of protected areas.

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

Given the dispersion of BrasilAgro’s share capital and the significant percentage of shares held in free float, the Company is unable to determine with certainty whether it could be characterized by the relevant authorities as being under foreign control for purposes of Law No. 5,709/1971. If the relevant authorities conclude that the Company falls within the scope of such restrictions, future acquisitions and leases of rural properties may be subject to the applicable legal and regulatory limitations, and BrasilAgro may need to modify its business strategy and intended practices in order to continue acquiring and leasing agricultural and rural properties.

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

As March 2026, Brazilian Supreme Court (STF) voted in favor of the constitutionality of the restrictions. Justice Gilmar Mendes was designated as the reporting Justice in the proceedings that affirmed the constitutionality of the restrictions; however, as of the date hereof, he has not yet rendered his opinion.

We are not able to provide an estimate of the timeframe for STF’s report, and depending on the final report, Brasilagro may need to modify its business strategy and intended practices in order to be able to acquire agricultural properties.

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

Buenos Aires Urban Planning Code

The Buenos Aires Urban Code (Código Urbanístico de la Ciudad de Buenos Aires) generally restricts the density and use of property and regulates physical features of improvements to property, such as height, design, set back and overhang, consistent with the city’s urban planning policy. The administrative authority responsible for the application and interpretation of the Urban Planning Code in the City of Buenos Aires is the General Directorate of Urban Planning Interpretation (Dirección General de Interpretación Urbanística), which operates under the Secretariat of Urban Management and Development (Secretaría de Gestión y Desarrollo Urbano).

Buenos Aires Building Code.

The Buenos Aires Building Code (Código de Edificación de la Ciudad de Buenos Aires) complements the Buenos Aires Urban Planning Code and regulates the structural use and development of property in the City of Buenos Aires. The Buenos Aires Building Code requires builders and developers to file applications for building permits, including the submission to the General Directorate of Registration, Works and Cadastre (Dirección General de Registro de Obras y Catastro, or DGROC), which operates under the Secretariat of Urban Management and Development (Secretaría de Gestión y Desarrollo Urbano).

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

Other Regulations

Consumer Relations. Consumer or End User Protection. The Argentine Constitution expressly states in Article 42 that consumers and users of goods and services have the right to protection of their health, safety, and economic interests in consumer relationships. The Consumer Protection Law, along with its amendments, regulates various issues concerning the protection of consumers and end users within a consumer relationship, both in arrangements and contract formation.

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

(1) distort obligations or limit liability for damages.

(2) imply a waiver or restriction of consumer rights and an expansion of the seller’s rights.

(3) impose a reversal of the burden of proof to the detriment of the consumer.

Additionally, the Consumer Protection Law imposes penalties that can be applied independently or jointly, ranging from warnings and fines of 0.5 to 2,100 times the Basic Total Household Basket (Canasta Básica Total, or CBT) for a Type 2 household (Hogar Tipo 2), as published by the INDEC, to the seizure of goods, closure of an establishment for up to 30 days, suspension of up to 5 years from state supplier registries, and even the loss of concessions, privileges or special tax or credit regimes enjoyed by the sanctioned party. In all cases, the fine may be increased up to three times the illegal profit or benefit obtained from the infringement.

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

The Consumer Protection Law excludes services provided by liberal professionals who require a university degree and a license granted by officially recognized professional organizations or government authorities. However, the law does regulate the advertising for the services of these professionals.

The Consumer Protection Law stipulates that the information included in an offer directed at an undetermined number of potential consumers is binding on the offeror during the offer period and until its public revocation. It also determines that the specifications included in advertisements, announcements, brochures, circulars or other media are binding on the offeror and are considered part of the contract concluded with the consumer.

Through Resolution No. 104/2005 of the Technical Coordination Secretariat (Secretaría de Coordinación Técnica) of the Ministry of Economy, the Common Market Group (Grupo Mercado Común) Resolution No. 21/2004 of the MERCOSUR was incorporated into the Consumer Protection Law. This resolution requires all those engaged in commercial activities on the internet (e-business) to clearly and precisely disclose the characteristics of the products and/or services offered and the terms and conditions of sale. Failure to comply with the terms of the offer is considered an unjustified refusal to sell and is subject to penalties.

Consumers can file their claims for free through administrative channels. Pursuant to Section 41 of the Consumer Protection Law, the provinces and the City of Buenos Aires act as local enforcement authorities, exercising control, oversight, and adjudication powers under the Consumer Protection Law and its regulations within their respective jurisdictions, in accordance with the powers delegated by the Federal Government. Each province regulates the applicable administrative complaint procedures, including the agencies, forms and terms for filing claims.

Specifically, in the City of Buenos Aires, claims can be filed for free either through the City’s Consumer Protection Office (Dirección General de Defensa y Protección al Consumidor) or via the “Mi Reclamo” portal of the City’s Council of the Judiciary. The jurisdiction over consumer disputes in the City of Buenos Aires lies with the Court of Administrative, Tax, and Consumer Relations (Fuero Contencioso Administrativo, Tributario y de Relaciones de Consumo), governed by Law No. 6,407, which created the Procedural Code for Consumer Relations in the City of Buenos Aires.

Additionally, the Argentine enforcement authority, through Ventanilla Única Federal (Federal Single Window), created by Resolution No. 274/2021, distributes and assigns consumer claims filed through said platform for their consideration throughout Argentina.

Additionally, in the City of Buenos Aires, consumers can seek a pre-litigation mediation under Law No. 26,589. If the claim is not resolved, they can initiate a judicial process with the ordinary Argentine court system. It is expected that a considerable portion of the claims filed against us will likely be resolved within these systems. We also must not forget the full validity of the existing administrative complaint channels in the provinces, where potential claims can also be filed.

Antitrust Law

Argentina’s Antitrust Law (Law No. 27,442) aims to prevent and punish anticompetitive practices by requiring administrative authorization for transactions that constitute an economic concentration, such as mergers, transfers of goodwill, acquisitions of control or substantial influence over a company, any other agreement or act that transfers assets or grants determinant influence over a company’s ordinary or extraordinary management decisions, and any act that implies the acquisition of substantial influence over a company’s competitive strategy.

A transaction must be filed with the CNDC for analysis and authorization if the total business volume of the involved companies in Argentina exceeds 100 million Mobile Units (Unidad Movil). The “total business volume” is defined as revenue from the sale of products, provision of services, and direct subsidies, excluding discounts, VAT, and other taxes directly related to turnover.

The value of the Mobile Unit is updated automatically each year based on the IPC published by the INDEC and is used to calculate fines and merger notification thresholds under Law 27,442. The Mobile Unit is set at ARS 1,450.05 through Resolution 6/2026, effective as of January 17, 2026. As a result, the general notification threshold of 100 million Mobile Unit currently equals ARS 145,005,000,000 (approximately USD 94.8 million at the official Banco Nación sell rate of ARS 1,530.00 per USD as of September 3, 2026).

The filing must be made prior to the closing of the transaction or the materialization of the change of control, whichever occurs first. The transaction will not produce effects between the parties or with respect to third parties until the CNDC has issued its decision under Sections 14 or 15 of the Law. The CNDC has the power to authorize the transaction, subject it to certain conditions, or reject it.

Section 11 of the Law sets out the following exemptions to the mandatory notification obligation:

(a) Acquisitions where the buyer already held more than 50% of the shares, provided there is no change in the nature of control.

(b) Acquisitions of bonds, debentures, non-voting shares, or debt securities.

(c) Acquisitions of a single company by a single foreign company with no prior assets (excluding residential property), shares, or significant export activity in Argentina during the preceding 36 months.

(d) Acquisitions of companies with no business activity in Argentina during the preceding year, unless the principal activities of the target and the acquirer are coincident.

(e) Exemption for transactions below certain thresholds: A transaction is exempt when both the transaction value and the value of assets in Argentina do not exceed, each respectively, 20 million Mobile Unit (currently ARS 29,001,000,000, approximately USD 19.0 million). The exemption is lost if accumulated transactions in the same relevant market exceed this threshold in the prior 12 months, or 60 million Mobile Unit (currently ARS 87,003,000,000, approximately USD 56.9 million) in the prior 36 months.

As our consolidated annual sales volume and our parent’s consolidated annual sales volume exceeds the relevant thresholds, we must provide notice to the CNDC of any concentration unless an exception under Section 11 of the Antitrust Law applies.

Money laundering

For more information about money laundering, see “Item 10. Additional Information—D. Exchange Controls—Money Laundering.”

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

Insurance

We carry all-risk insurance for our shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. We also have civil liability insurance covering all potential damages to third parties or goods arising from the development of our businesses throughout the whole Argentine territory. IRSA is in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and decrees. IRSA’s history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from our insurers. These insurance policies have all the specifications, limits and deductibles that we believe are adequate for the risks to which we are exposed in our daily operations. We also purchased civil liability insurance to cover our Directors’ and officers’ liability.

Sustainability

Sustainability is a central pillar of our organization. Our policy is based on the United Nations Sustainable Development Goals, and we work in that direction internally within our teams and externally through our value chain, operating as agents of social and environmental change. We seek to apply the best agricultural practices in our fields through the responsible use of natural resources and the most modern and sustainable technologies, with the mission of producing quality food for a growing world population.

Our agricultural activities allow us to engage with communities throughout Argentina, as we have farms extending from Salta to Santa Cruz. We address the social challenges presented by each region and we listen to the communities and provide tailored responses to support their development.

We work with schools, community centers and NGOs throughout Argentina. At the eight rural schools located in Salta, Santa Fe and Chaco, our Social Responsibility programs focus on education, health and environmental stewardship, and we have also carried out building improvements. At our “Los Pozos” farm, located in northern Argentina and home to six rural schools, many students are pursuing and completing their secondary education remotely through satellite internet. We plan to continue improving educational opportunities by working together with civil society organizations.

We promote transformations that stimulate economic activity in the regions where we operate, together with access to social, healthcare and educational services, as well as housing and improved infrastructure, including communications technology. Our view of development goes beyond business profitability and adds aspects associated with quality of life, in its broadest sense. The Company contributes through its core activities and also seeks to play a role in fostering innovation, social cohesion and new opportunities.

Environmental Management

Environmental management is a commitment undertaken by CRESUD, as set forth in its Environmental Policy and reflected in its day-to-day operations.

•	We are committed to the environment.

•	We innovate in the use of best practices for the development of our activities.

•	We work to achieve a balance between the efficient use of resources and increased production. We care about our relationship with our people and with the communities in which we choose to work and of which we are a part.

•	We plan for the long term, seeking to develop in a sustainable way so that our environment can also be enjoyed by future generations.

•	We work towards continuous improvement and compliance with current legislation and regulations, including those to which we voluntarily subscribe.

•	We are part of a process of cultural change, which we share and extend to the people with whom we interact.

We are aware of the impacts of our activities and strive to prevent and mitigate them. The responsible management of natural and human resources and the protection of the environment are part of our daily activities:

•	We comply with applicable and current regulations at the municipal, provincial, and national levels.

•	We assess the environmental aspects and impacts of our operations and adopt preventive and control measures to reduce and mitigate them. We work in interdisciplinary teams to address such impacts and measures.

•	We make rational and efficient use of natural resources, applying the best practices in our fields, homes, and offices.

•	We promote differentiated waste management through reduction, reuse, and recycling.

•	We open our farms to the community, regulatory authorities, customers, suppliers, employees and other stakeholders to share our operating model, technological innovations and results achieved.

Environmental Certifications

2BSvs program (Biomass Biofuels Sustainability voluntary scheme):

The 2BSvs certification is a French scheme applicable in the European Union and aimed at the sustainable production of biomass. It establishes sustainability criteria for biomass intended for use in biofuels. The raw material must come from land that was already used for agricultural purposes as of January 1, 2008. There must be documentary traceability between the soybeans produced and the biodiesel distributed in Europe. Biofuels must demonstrate greenhouse gas emission savings of 35% compared with fossil fuels, among other requirements related to good agricultural, environmental, social and labor practices.

During the 2025/2026 campaign, we marketed a total volume of 7,686.49 tons of soybeans under the 2BSvs certification scheme.

RTRS (Round Table on Responsible Soy):

The RTRS standard, renowned in the agricultural sector and highly valued by the international market, recognizes the Company’s commitment to compliance with laws and good business practices, the provision of good working conditions, respect for, and relationships with, local communities, care for the environment and production under good agricultural practices.

This standard guarantees deforestation- and conversion-free soybean production, using 2009 as the cut-off date for native forests. The RTRS certification for Responsible Soy Production is valid for five years and involves mandatory annual follow-up audits.

CRESUD began certifying soybeans under RTRS standards in 2023 at the El Tigre farm, located in the province of La Pampa. Subsequently, we incorporated the La Gramilla farm, in the province of San Luis, consolidating our path towards increasingly sustainable production. In the following years, we continued expanding the certification to additional owned farms, such as San Pedro (Entre Ríos) and Los Sauces (La Pampa), as well as leased farms: Los Talas (Entre Ríos), Chapultepec and El Descanso (Buenos Aires), and El Chara and La Celia (Córdoba).

During 2026, the certification continued to expand with the incorporation of the leased farms El Cerrito and La Tercera, in the province of Córdoba, and Santa Rosa, in the province of San Luis.

With this expansion, we reached a total of 22,453 hectares of certified soybean and corn under the RTRS standard, distributed among owned and leased farms.

Triple S (Sustainably Sourced and Supplied):

Triple S is a certification scheme provided by Cargill and Aapresid, implemented through Aapresid Certifications, which guarantees to their customers abroad that the products meet the following criteria:

1.	that they have been produced with biomass grown in fields that were in production before January 2008, respecting deforestation regulations;

2.	that the greenhouse gas savings are consistent with those required in the European Union, throughout the entire value chain, including production, transportation, and processing; and

3.	that biomass producers have a commitment to rural workers and their working conditions.

During the 2025/2026 season, we marketed a total volume of 891.68 tons under this program.

ProTerra Program:

The ProTerra Standard is based on the Basel Criteria for Responsible Soy Production, published in 2004. It has four basic objectives:

1.	Promote good agricultural practices.

2.	Guarantee the supply of non-GMO ingredients for feed and food, sustainably produced and with complete traceability.

3.	Protect the environment.

4.	Promote the treatment of rural workers and communities with dignity and respect.

The ProTerra seal on product packaging enables companies to communicate directly to consumers and other stakeholders their commitment to sustainability and the use of non-GMO ingredients. The ProTerra seal guarantees the consumer that the product was produced in a sustainable and traceable manner and meets non-GMO requirements.

During the 2025/2026 campaign, we allocated a total of 12,356.8 hectares to the production of non-genetically modified (non-GMO) soybeans.

Indigo – Regenerative Agricultural Practices Recognition Program

During the 2025/2026 season, we participated with a volume of 8,000 tons of yellow corn and 5,200 tons of soybeans, from fields where recognized regenerative agricultural practices were implemented. These practices include no-till seeding, cover crops and use of biological products.

Carbon Footprint – Bunge

During the 2025/2026 season, we participated in the Carbon Footprint measurement initiative promoted by Bunge, with the objective of quantifying greenhouse gas emissions associated with soybean production and contributing to greater transparency throughout the value chain.

Under this program, we allocated 5,551.31 tons of soybeans whose carbon footprint was calculated based on the collection and analysis of information corresponding to the different stages of the production process.

EPA

EPA soybeans are produced under a sustainable production scheme that ensures compliance with environmental and traceability criteria, including that production does not originate from areas deforested since 2007.

During the 2025/2026 season, we marketed a volume of 3,000 tons of EPA soybeans.

RWS (Responsible Wool Standard):

RWS is a global voluntary standard that addresses sheep welfare and land management practices, providing key differentiation and full wool traceability. The International Agricultural Organization, a leading certification company, audits each stage of the supply chain to ensure that all program requirements are met.

Products may contain 100% certified wool or blends containing between 5% and 99% certified wool. Only products containing 100% certified wool can be labeled with the RWS logo. The standard helps protect animal welfare, preserve soil health and ensure supply chain traceability.

Our 8 de Julio farm, located in the province of Santa Cruz, received RWS certification in April 2022 for good shearing practices and is audited annually to ensure compliance with the requirements established by the standard.

Technological Innovation

We know that the incorporation of new technologies contributes not only to improving the productivity and efficiency of our operations but also to making our activities increasingly sustainable and resource-efficient. In a context of increasing development and adoption of new technological solutions applied to agriculture in Argentina, we continued to make progress in the digitalization, connectivity, and generation and analysis of information across our farms. In this regard:

•	We continued implementing good agricultural practices, including crop rotation, no-till seeding, cover crops and integrated pest and weed management, seeking to preserve soil quality, promote biodiversity and make efficient use of resources.

•	We further developed precision agriculture and the efficient use of inputs through variable-rate seeding and fertilization according to the potential of each environment. We also made significant progress in the incorporation of camera-based selective spraying systems, which identify weeds and apply products only where needed, reducing the use of phytosanitary products. During the fiscal year, we expanded this technology across our operations in Argentina and began its implementation at BrasilAgro.

129

•

We made progress in the digital monitoring of agricultural activities, integrating information from machinery, weather conditions and the characteristics of each application. These tools allow us to assess the best conditions for performing agricultural activities, monitor their execution in real time and improve both their efficiency and environmental performance.

•

We expanded our network of weather stations and automatic rain gauges across owned farms and certain leased farms. The information collected is integrated with weather forecasts, allowing us to adjust forecasts to the specific conditions of each farm and improve production planning and decision-making.

•

We continued incorporating high-resolution satellite images, drones and remote sensors to monitor crops, characterize environments and determine the productive capacity of soils. During the fiscal year, we also used these technologies to identify degraded areas and define specific regeneration and recovery strategies, as well as to perform selective vegetation controls.

•

We further advanced the digitalization and centralization of production information, integrating data generated by our different platforms and tools into a single environment. This facilitates access to organized and systematized information, enables the development of new management dashboards and allows us to advance in the combined analysis of agronomic information, yield maps and costs to more accurately assess the productivity and margins of each environment.

•

We incorporated new digital tools to collect information directly in the fields, including monitoring of lots, pests and diseases, machinery assessment and quality control of agricultural activities. The information is synchronized with our management platforms, facilitating its monitoring and analysis.

•

We continued incorporating technology for more efficient management of natural resources. In irrigated fields, we monitor soil moisture, forecasts and satellite images to optimize water use, and we have underground drip irrigation systems to reduce losses. We also monitor indicators related to energy and water consumption, flora and fauna, and the quality of productive soils and reserve areas.

Fundación IRSA

For the past 30 years, Fundación IRSA has promoted initiatives aimed at fostering the holistic development and well-being of individuals, based on the belief that education, well-being and social inclusion are pillars for building a society with greater opportunities. Created in 1996, the Foundation has evolved from a model focused on supporting social organizations to a strategy based on long-term partnerships, knowledge generation and social innovation. We believe that the most complex social challenges require collaborative efforts among companies, civil society organizations and other social actors.

Our social investment strategy is organized around three areas that guide our work and reflect our commitment to the sustainable development of individuals and communities:

•

Education: We understand education as a fundamental tool to expand opportunities and strengthen personal and collective development. We support training programs, access to culture and educational research, strengthening both formal and non-formal education. For more than a decade, we have supported the Argentinos por la Educación Observatory, which produces evidence aimed at contributing to the improvement of public policies. We also participate in the Literacy and Secondary Education Advocacy Table of the Group of Foundations and Companies (“GDFE”), promoting initiatives aimed at improving learning outcomes throughout the country.

We strengthened the development of the Jóvenes en Valores program, an initiative that supports adolescents and young people in building their identity, strengthening their roots and developing a meaningful life project. Through educational and community experiences, the program fosters peer interaction, the development of a sense of belonging and engagement with their communities, providing tools for their personal development and civic participation.

In addition, we continued to strengthen MultipliDAR, our solidarity participation program, which promotes the involvement of IRSA employees by providing matching contributions to donations they make to social organizations, thereby strengthening a culture of engagement and collective action.

•

Human well-being: We understand well-being as a comprehensive condition encompassing physical, emotional and social health. Since 2014, we have supported more than 20 hospitals and healthcare centers throughout the country through the provision of state-of-the-art equipment and technology, helping improve their capacity to provide care and access to quality healthcare services. At the same time, we promote the continuous training of healthcare professionals.

Through the Nutrir Program, we provide ongoing support to community kitchens by supplying fresh and nutritious food, and we expanded the program’s geographic reach and promoting access to healthy food for more families.

With a focus on emerging challenges, during 2026 we began exploring initiatives related to mental health, developing partnerships and learning opportunities together with specialized organizations. This process allowed us to identify opportunities to further strengthen individuals’ overall well-being and guide future lines of action.

•

Inclusion: We work to expand opportunities for social and labor inclusion, providing tools that promote individual autonomy and development. In this context, we strengthened vocational training programs together with specialized organizations, promoting training paths that improve employment opportunities and contribute to the development of sustainable life projects, particularly for individuals facing situations of significant social and housing vulnerability.

At the same time, we strengthened our work with Red por la Infancia to promote safe environments for children and adolescents. Through research, certifications, awareness materials and training activities, we promote the prevention of and response to violence, while strengthening institutional capabilities. During the past year, we incorporated digital safety as a priority area, developing tools and campaigns that promote the responsible use of technology and the protection of the rights of children and adolescents in digital environments.

Our Commitment

As Fundación IRSA celebrates its 30th anniversary, we reaffirm our commitment to continuing to evolve in response to the challenges of each period.

During 2026, we worked with 69 social organizations, promoting initiatives that reached thousands of people throughout the country, with a direct social investment of ARS 3,301,215,040. These results reflect an approach based on continuity, trust and commitment to organizations with an in-depth understanding of the realities of their communities.

Fundación Puerta 18

Fundación Puerta 18 is a free space for artistic and technological creation for young people aged 13 to 24. Through a non-formal education approach, it encourages the development of skills, vocations and talents in young people through the multiple resources offered by technology.

Over its 17 years, more than 10,000 young people have received free training, and more than 400 have found employment in areas related to their training at the institution. This sustained growth reaffirms the Foundation’s commitment to creating real opportunities for young people. As a result of the recognition granted by ARCA pursuant to Section 81(c) of the Income Tax Law, donations received continue to be deductible from income tax, which has allowed the Foundation to strengthen partnerships with companies and expand the impact of its activities.

Fundación Puerta 18’s educational approach continues to focus on the interests and needs of each young person. Educators act as facilitators, promoting meaningful learning in disciplines such as Graphic Design, Photography, UX, Programming, Video Production, 3D Modeling and Animation, Video Games and Robotics, among others. In addition, the Foundation has an updated Child and Youth Protection Policy designed in accordance with the guidelines of international organizations, which ensures a safe, respectful and caring environment for all participants.

Fundación Puerta 18 currently serves more than 80 young people per day through a program that integrates art, technology and personal development. Its work is organized into two main stages: for adolescents aged 13 to 18, it offers recreational and exploratory experiences that encourage the discovery of interests and exposure to different creative and technological disciplines; while for young people aged 18 to 24, the program focuses on developing technical and professional skills aimed at strengthening their education and labor market integration. Through courses, employability programs and partnerships with companies and institutions, the Foundation promotes the development of sustainable educational and professional paths.

In its work with adolescents, Puerta 18 implemented Technovation Girls for the second consecutive year, engaging young people in the creation of technological solutions to challenges affecting their communities, with the aim of reducing the gender gap in technology. Puerta 18 also renewed its participation in the “Vinculación con el Futuro” program (formerly ACAP, Work and Higher Education Orientation Activities) of the Ministry of Education of the City of Buenos Aires, expanding opportunities for high school students to gain exposure to the professional and academic worlds through technology, programming and design projects.

The institution also strengthened its commitment to digital literacy and the responsible use of new technologies. In collaboration with organizations such as Chicos.net, TikTok and Chicas en Tecnología, it promoted activities related to artificial intelligence, digital identity, prevention of gambling addiction in digital environments and data analysis, encouraging young people to develop a critical and creative perspective on the technological tools that are part of their daily lives. In addition, the partnership with Fundación Tzedaká was renewed to support young beneficiaries of the IDEA Scholarship, contributing to the continuation of their secondary education and strengthening their educational paths.

In the training area for young people aged 18 to 24, several courses and workshops were offered in disciplines related to the creative and technology sectors, including Graphic Design, Front-End and Back-End Programming, Marketing, Community Management, Photography, Storytelling, Artificial Intelligence applied to different professional profiles, Editorial Illustration and Project Management. These initiatives continued to incorporate cross-cutting content on financial education, socio-emotional skills and comprehensive sex education, strengthening a comprehensive approach to training for labor market integration.

Initiatives focused on youth employability were particularly noteworthy. The Foundation launched the first edition of the IRSA First Employment Program, through which five young people were hired in formal positions for four months, allowing them to gain practical work experience and strengthen their skills for future professional opportunities. It also continued to develop job placement and employment training initiatives together with strategic partners such as EMpower and Ashoka.

Regarding access to educational opportunities, through the Digitar 2026 project, training scholarships at Digital House were awarded to young participants, allowing them to specialize in artificial intelligence applied to programming, user experience, marketing and content production.

During this period, institutional partnerships and collaborative work with national and international organizations were also strengthened. Puerta 18 participated in EMpower’s Community of Practice, once again received support from the Agence Française de Développement through a donation of technological equipment, and continued joint initiatives with Fundación Navarro Viola, promoting intergenerational exchange through digital skills workshops for older adults taught by graduates of the organization.

The educational program was also recognized by various participants in the social and technology ecosystem. A team of young people from Puerta 18 received the Ciena Solutions Challenge Sustainability Award for developing an application designed to facilitate the identification of safe foods for people with food intolerances and other food-related medical conditions, highlighting the potential of young people to develop innovative solutions to specific challenges faced by their communities. The organization also continued to expand its institutional visibility through participation in the media, specialized events and coordination forums with public agencies, companies and social organizations.

Taken together, these initiatives reflect the consolidation of Puerta 18’s model as a program that combines education, technological innovation, creativity, personalized support and the creation of concrete opportunities for young people, strengthening their life projects and expanding their opportunities for educational, social and labor inclusion.

Subsequent to the end of the fiscal year, on August 11, 2026, a ceremony was held at which Puerta 18 received the declaration recognizing it as an Entity of Educational Interest by the Legislature of the City of Buenos Aires, in recognition of its contribution to the development of technological, creative and professional skills among young people. This recognition reaffirms the value and relevance of the educational program promoted by the Foundation.

Fundación Museo de los Niños

The Museo de los Niños Abasto is an interactive museum that recreates the spaces of a city and encourages children to explore the different activities that take place within it. There, children and adults have fun while learning through play about the everyday activities carried out in a community.

The Museum offers an enriching and alternative meeting space that integrates play, movement, perception, understanding and expression, encouraging curiosity, interest in learning and imagination from a transformative perspective. Through each of its activities, it seeks to promote and convey fundamental values such as equality, respect, solidarity and tolerance.

Based on the Declaration of the Rights of the Child, it has been designed to foster the development of each child’s potential: “learning by doing” and “playing and having fun while learning.”

The Museum is dedicated to children up to 12 years old, their families and educators and, through them, to the community. For the youngest children, up to three years old, it has two soft rooms specially designed to stimulate their activity.

In addition, it has an Auditorium where shows, training sessions, conferences, book presentations and various events are held.

Through its scheduled activities, we aim to offer children a series of learning experiences that encourage solidarity and commitment to society as a whole through play, imagination and participation.

As in prior years, income from the Annual Winter Vacation event, family days held by various companies and institutions, and advance ticket sales continued to provide a fundamental and recurring source of financial support for the Foundation.

The number of companies providing support through sponsorship increased, while individual and school visits and birthday celebrations continued.

Museo de los Niños has been declared:

•	of Educational Interest by the Ministry of Education of Argentina pursuant to Resolution No. 123;

•	of Cultural Interest by the Secretariat of Culture and Communication of the Presidency of Argentina pursuant to Resolution No. 1895;

•	of Cultural Interest by the Secretariat of Culture of the Government of the City of Buenos Aires;

•	of Tourist Interest by the Secretariat of Tourism of the Presidency of Argentina pursuant to Resolution No. 281; and

•	endorsed by the Secretariat of Education of the Government of the City of Buenos Aires pursuant to Resolution No. 537.

C. Organizational Structure

Subsidiaries and associated companies

The following table includes a description of our subsidiaries and associated companies as of June 30, 2026:

Companies	Effective Ownership and Voting Power Percentage	Property/Activity
Associates

Agro-Uranga S.A.	34.86% (1)	Agro-Uranga S.A. is an agricultural company which owns 2 farmlands (Las Playas and San Nicolás) that have 8.299 hectares on the state of Santa Fe and Córdoba.

Uranga Trading S.A	34.86% (1)	Uranga Trading S.A. is committed to facilitate and optimally manage the trade of grains of the highest quality, locally and internationally.
Subsidiaries
Brasilagro Companhia Brasileira de Propiedades Agrícolas	35.22%(2)(3)	Brasilagro is mainly involved in four areas: sugar cane, crops and cotton, forestry activities, and livestock.
Futuros y Opciones.Com S.A.	51.21%

A leading agricultural web site which provides information about markets and services of economic and financial consulting through the Internet. The company has begun to expand the range of commercial services offered to the agricultural sector by developing direct sales of supplies, crops brokerage services and cattle operations.

Amauta Agro S.A.	98.25%(4)

Amauta Agro S.A.’s purpose is to engage, in its own name or on behalf of or associated with third parties, in activities related to the production of agricultural products and raw materials, export and import of agricultural products and national and international purchases and sales of agricultural products and raw materials.

FyO Acopio S.A.	98.25%(4)	FyO Acopio S.A. is principally engaged to the warehousing of cereals and brokering of grains.

Helmir S.A.	100%

Helmir S.A. is involved in investments in entities organized in Uruguay or abroad through the purchase and sale of bonds, shares, debentures and any kind of securities and commercial paper under any of the systems or forms created or to be created, and to the management and administration of the capital stock it owns on companies controlled by it.

IRSA Inversiones y Representaciones Sociedad Anónima	55.14%(2)	It is a leading Argentine company devoted to the development and management of real estate.

JOFSHI S.A.U.	100%

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

.

D. Property, Plants and Equipment

Overview of Agricultural Properties

As of June 30, 2026, we owned, together with our subsidiaries, 26 farmlands, which have a total surface area of 581,983 hectares.

The following table sets forth our properties’ size (in hectares), primary current use and book value. The market value of farmland is generally higher the closer a farmland is located to Buenos Aires:

	Facility	Province	Country	Gross Size (in hectares)	Date of Acquisition	Primary Current Use	Net Book Value (ARS Millions) (1)
1	El Recreo	Catamarca	Argentina	12,395	May ‘95	Natural woodlands	782
2	Los Pozos	Salta	Argentina	231,746	May ‘95	Cattle/ Agriculture/ Natural woodlands	94,232
3,4	San Nicolás/Las Playas (2)	Santa Fe/Córdoba	Argentina	2,893	May ‘97	Agriculture/ Dairy	46,640
5	La Gramilla/ Santa Bárbara	San Luis	Argentina	7,072	Nov ‘97	Agriculture Under irrigation	32,138
6	La Suiza	Chaco	Argentina	26,371	Jun ‘98	Agriculture/ Cattle	29,173
7	El Tigre	La Pampa	Argentina	7,860	Apr ‘03	Agriculture/ Dairy	22,202
8	San Pedro	Entre Rios	Argentina	3,584	Sep ‘05	Agriculture	21,985
9	8 De Julio/ Estancia Carmen	Santa Cruz	Argentina	100,911	May ‘07/ Sep ‘08	Sheep	5,704
10	Administración Cactus	San Luis	Argentina	171	Dec ‘97	Natural woodlands	605
11	Los Sauces	La Pampa	Argentina	1,250	Jun ‘23	Agriculture	8,333
12	Finca Mendoza	Mendoza	Argentina	674	Mar ‘11	Natural woodlands	1,214
13	Establecimiento Mendoza	Mendoza	Argentina	9	Nov’03	Natural woodlands	2,665
14/27	Brasilagro (3)		Brasil/ Bolivia/ Paraguay	187,047		Agriculture/ Forestry/Cattle	478,708
				581,983			744,381

(1)	Acquisition costs plus improvements and furniture necessary for the production, less depreciation. Shefa.
(2)	Hectares and carrying amount in proportion to our 34.86% interest in Agro-Uranga S.A.
(3)	See the section “Overview of Brasilagro’s Properties”.

Overview of Brasilagro’s Properties

As of June 30, 2026, we owned, together with our subsidiaries, 13 farmlands, which have a total surface area of 187,047 hectares, acquired at a highly convenient value compared to the average of the region, all of them with a great appreciation potential.

		Total Area		Net book Value
Properties	Place	(ha)	Use	(ARS Million)	(USD Million)
Jatobá Farmland	Jaborandi/BA	8,886	Agriculture	57,409	39
Alto Taquari Farmland	Alto Taquari/MT	1,373	Agriculture	817	1
Chaparral Farmland	Correntina/BA	24,841	Agriculture	48,658	33
Nova Buriti Farmland	Januária/MG	24,212	Forestry	7,069	5
São José Farmland	Maranhão/MA	17,566	Agriculture	36,204	24
Marangatu/ Udra Farmlands	Boqueron Paraguay	58,523	Agriculture	73,791	50
Arrojadinho Farmland	Barreiras/BA	16,644	Agriculture	53,053	36
Rio do Meio Farmland	Correntina/BA	9,845	Agriculture	65,072	44
Serra Grande Farmland	Piaui/BA	4,489	Agriculture	12,472	8
Las Londras/San Rafael/ La Primavera	Bolivia	9,875	Agriculture	37,727	25
Panamby Farmland	Mato Grosso/BA	10,793	Agriculture	86,436	58
		187,047		478,708	323

Overview of Urban Properties and investment business

IRSA owns and operates properties for administrative, commercial, and rental use in Argentina. These assets are measured at fair value or at cost less accumulated depreciation, depending on the asset type, and there are no significant environmental issues affecting their utilization.

The following table sets forth certain information about our properties as of June 30, 2026:

Property	Date of Acquisition	Leasable/ Sale sqm/ Rooms (1)	Location	Net Book Value ARS (2)	Use	Occupancy rate (6)
Bouchard Plaza 551	Mar-07	-	City of Buenos Aires, Argentina	3,661	Office Rental	N/A
Intercontinental Plaza building	Dec-14	2,979	City of Buenos Aires, Argentina	10,408	Office Rental	100.00%
Dot building	Nov-06	11,242	City of Buenos Aires, Argentina	55,875	Office Rental	100.00%
Zetta building	May-19	32,173	City of Buenos Aires, Argentina	195,009	Office Rental	100.00%
Phillips building	Jun-17	8,419	City of Buenos Aires, Argentina	25,354	Office Rental	81.30%
Other Properties(5)	N/A	N/A	City of Buenos Aires, Argentina	31,009	Other Rentals	N/A
Abasto Shopping	Nov-99	39,428	City of Buenos Aires, Argentina	306,754	Shopping Mall	95.10%
Alto Palermo	Dec-97	21,111	City of Buenos Aires, Argentina	314,331	Shopping Mall	96.60%
Alto Avellaneda	Dec-97	42,261	Province of Buenos Aires, Argentina	229,416	Shopping Mall	99.10%
Alcorta shopping (15)	Jun-97	16,048	City of Buenos Aires, Argentina	207,269	Shopping Mall	100.00%
Patio Bullrich	Oct-98	11,472	City of Buenos Aires, Argentina	93,388	Shopping Mall	91.80%
Alto Noa Shopping	Mar-95	19,614	City of Salta, Argentina	62,479	Shopping Mall	88.90%
Mendoza Plaza Shopping	Dec-94	41,637	City of Mendoza, Argentina	100,377	Shopping Mall	98.80%
Los Gallegos	Jun-26	10,400	Province of Buenos Aires, Argentina	22,320	Shopping Mall	N/A
Oeste Outlet	Sep-25	23,800	Province of Buenos Aires, Argentina	14,850	Land Reserve	N/A
Alto Rosario Shopping	Nov-04	35,016	City of Rosario, Argentina	231,785	Shopping Mall	99.10%
Córdoba shopping (11)	Dec-06	15,424	City of Córdoba, Argentina	73,146	Shopping Mall	98.00%
Dot Baires Shopping	May-09	47,329	City of Buenos Aires, Argentina	271,025	Shopping Mall	97.50%
Terrazas de Mayo	Dec-24	33,717	Province of Buenos Aires, Argentina	75,972	Shopping Mall	95.50%
Soleil Premium Outlet	Jul-10	15,477	Province of Buenos Aires, Argentina	109,056	Shopping Mall	99.50%
Distrito Arcos	Dec-14	14,194	City of Buenos Aires, Argentina	30,417	Shopping Mall	100.00%
Alto Comahue	Mar-15	11,503	City of Neuquén, Argentina	96,513	Shopping Mall	99.00%
Patio Olmos	Sep-07	-	City of Córdoba, Argentina	13,337	Shopping Mall	N/A
Beruti Parking Space	N/A	-	City of Buenos Aires, Argentina	5,830	Shopping Mall	N/A
Caballito –Ferro plot of land	Jan-99	75,277	City of Buenos Aires, Argentina	49,049	Land Reserve	N/A
Luján plot of land	May-08	1,152,106	Province of Buenos Aires, Argentina	12,570	Mixed uses	N/A
Ramblas del Plata	Jul-97	537,984	City of Buenos Aires, Argentina	505,078	Other Rentals	N/A
Beruti and Coronel Diaz building	Jun-22	7,800	City of Buenos Aires, Argentina	13,724	Other Rentals	N/A
Paseo Colon 245 Building	May-23	9,500	City of Buenos Aires, Argentina	7,350	Other Rentals	N/A
261 Della Paolera	Dec-20	3,740	City of Buenos Aires, Argentina	29,609	Offices and Other Rentals	100.00%
Other Land Reserves (4)	N/A	N/A	City and Province of Buenos Aires	140,281	Land Reserve	N/A
Other Developments (14)	N/A	N/A	City of Buenos Aires, Argentina	886	Properties under development	N/A
Buildable potentials (13)	N/A	N/A	City of Buenos Aires, Córdoba and Santa Fé	39,109	Other Rentals	N/A
Nazca y Terrada - plot of land	Oct-25	11,083	City of Buenos Aires, Argentina	10,328	Other Rentals	N/A
Intercontinental Hotel (7) (12)	Nov-97	313	City of Buenos Aires, Argentina	15,335	Hotel	73.10%
Libertador Hotel (8) (12)	Mar-98	200	City of Buenos Aires, Argentina	7,694	Hotel	67.00%
Llao Llao Hotel (9)(10) (12)	Jun-97	205	City of Bariloche	37,932	Hotel	49.80%
Others (3)	N/A	N/A	City and Province of Buenos Aires	5,429	Others	N/A

(1)	Total leasable area for each property. Excludes common areas and parking spaces.
(2)	Shopping Malls, Offices and Land Reserves are valued at fair value. Our Hotels are valued at cost of acquisition or development plus improvements, less accumulated depreciation, less allowances.
(3)	Includes EH UT.
(4)

Includes the following land reserves: San Luis Plot, Annexed to Dot Plot, Mendoza Plot, Casona Hudson Plot, Mendoza 2992 East Av. Plot, Mendoza Bandera de los Andes 3027 plot, Güemes 902 plot (Conil), Neuquén plot, La Plata plot, Varela plot, Annexed to Alto Avellaneda Plot, Manzana 35 Caballito plot, Philips Linderos – Zetta Building Expansion, Rosario district, Intercontinental II.

(5)

Includes the following properties: Anchorena 665, Anchorena 545 (Chanta IV), Zelaya 3102 and 3103, Av Córdoba 633/637 building, Prourban, Beruti 3330/3336/3358 Paseo del sol, Bankboston Tower, Peron 925, La Adela.

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

(12)	Expressed in number of rooms.
(13)	Includes buildable potentials related to the following shopping malls: Patio Bullrich, Alto Palermo, Terrazas de Mayo.
(14)	Includes PH Office Park.
(15)	Includes “Ocampo parking spaces”.

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

The types of insurance used by us are the following:

Insured Property	Risk Covered	Amount Insured (in Millions of ARS)	Book Value (in Millions of ARS)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	70,581	195,138
Vehicles	Theft, fire and civil and third parties liability	4,157	1,413

Urban Properties and Investment Business

IRSA carries all-risk insurance for the shopping malls and other buildings covering damages to the property caused by fire, acts of terrorism, explosion, gas leak, hail, storm and winds, earthquakes, vandalism, theft and business interruption. In addition, IRSA carries liability insurance covering all potential damages to third parties or goods arising from the development of IRSA’s businesses throughout the whole Argentine territory. IRSA is in compliance with all the legal requirements relating to mandatory insurance, including statutory coverage under the Occupational Risk Law, life insurance required under collective bargaining agreements and other insurance required by the laws and executive orders. IRSA’s history of material damages is limited to only one claim made as a result of a fire in Alto Avellaneda Shopping in March 2006, in which the loss was substantially recovered from IRSA’s insurers. These insurance policies have all the specifications, limits and deductibles that IRSA believes are adequate for the risks to which IRSA is exposed in its daily operations. IRSA also purchased civil liability insurance to cover its directors’ and officers’ liability.

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

Item 5. Operating and Financial Review and Prospects

A.    Operating Results

The following management’s discussion and analysis of our financial condition and results of operations should be read together with our Audited Consolidated Financial Statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis of our financial condition and results of operations contains forward-looking statements that involve risks, uncertainties and assumptions. See “Disclaimer Regarding Forward-Looking Statements.”

The objective of this Management’s Discussion and Analysis section is to provide a description of our economic and financial condition as of June 30, 2026, and for the fiscal year then ended. In this sense, the purpose of this management’s discussion and analysis is to describe the impact of the macroeconomic or operational drivers over our business segments in order to explain the reasons or causes that originate our results of operations.

General

We prepare our Audited Consolidated Financial Statements in Pesos and in accordance with IFRS Accounting Standards, as issued by the IASB, and with CNV Rules.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of IAS 29 since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, exceeded 100%. IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) at the end of the reporting period. Therefore, our Audited Consolidated Financial Statements included in this Annual Report have been adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) currently at the end of the reporting period (June 30, 2026). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—Inflation could adversely affect the Argentine economy and our operational results.”

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

Lessees of rental space located within shopping malls are generally required to pay the higher of: (i) a base monthly rent (the “Base Rent”) and (ii) a specific percentage of gross monthly sales recorded by the Lessee (the “Contingent Rent”), which generally ranges between 2% and 12% of the lessees’ gross sales. In addition, in accordance with the standard terms of the typical commercial lease, the Base Rent is adjusted at that time by the CPI in Argentina.

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

IRSA’s lease contracts also provide that common area maintenance charges and collective promotion funds of the Company’s shopping malls are borne by the corresponding lessees, generally on a proportional basis. These common area maintenance charges include all expenses necessary for various purposes including, but not limited to, the operation, maintenance, management, safety, preservation, repair, supervision, insurance and enhancement of the shopping malls. The lessor is responsible for determining the need and suitability of incurring a common area expense. The Company makes the original payment for such expenses, which are then reimbursed by the lessees. The Company considers that it acts as a principal in these cases. Service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred.

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

IRSA also enters into barter transactions where IRSA normally exchanges undeveloped parcels of land with third-party developers for future property to be constructed on the bartered land and on occasion IRSA also receives cash as part of the transactions. Legal title to the land together with all risks and rewards of ownership are transferred to the developer upon sale. IRSA generally requires the developer to issue insurances or to mortgage the lands in favor of IRSA as a guarantee. In the event the developer does not fulfill its obligations, IRSA forecloses on the land through the execution of the mortgage of the surety insurances, together with a cash penalty.

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

However, IRSA may market residential apartments during construction or even before construction commences. In these situations, buyers generally surrender a down payment to IRSA with the remaining amount being paid when the developer completes the property and transfers it to IRSA, and IRSA in turn transfers it to the buyer. In these cases, revenue is not recognized until the apartments are completed and the transaction is legally completed, that is when the apartments are transferred to the homebuyers and deeds of title are executed. This is because in the event the residential apartments are not completed by the developer and consequently not delivered to the homebuyer, IRSA is contractually obligated to return to the homebuyer any down payment received plus a penalty amount. IRSA may then seek legal remedy against the developer for non-performance of its obligations under the agreement. IRSA exercised judgment and considers that the most significant risk associated with the asset IRSA holds (i.e. the right to receive the apartments) consisting of the non-fulfillment of the developer’s obligations (i.e. to complete the construction of the apartments) has not been transferred to the homebuyers upon reception of the down payment.

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

	Fiscal year ended June 30,
	2026	2025	2024
	(inter‑annual data)
GDP (1)	2.0%	6.3%	(1.7)%
Inflation (IPIM) (2)	33.7%	21.2%	284.4%
Inflation (CPI)	33.5%	39.4%	271.5%
Depreciation of the Peso against the U.S. dollar	(23.1%)	(31.9%)	(255.0%)
Average exchange rate per USD 1.00 (3)	ARS 1,477.5	ARS 1,200.5	ARS 910.5

(1)	Represents inter annual growth of the second quarter GDP at constant prices (2004). Historical data is maintained, as exposed originally by us in previous 20-Fs.
(2)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the INDEC.
(3)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of June 30. As of October 19, 2026, the exchange rate was ARS 1,520.0 per U.S. dollar.

Sources: INDEC and Banco de la Nación Argentina.

Argentine GDP increased 2.0% interannually during the second quarter of 2026, compared to an increase of 6.3% in the same period of 2025. In Argentina, shopping mall sales at current prices in the month of June 2026 relevant to the survey reached a total of ARS 685,447 million, which represents an increase of 13.4% compared to June 2025. Accumulated sales for the first six months of 2026 represent a 16.5% increase in current terms and a 2.7% decrease in real terms as compared to the same period of 2025. The monthly EMAE as of June 30, 2026, increased by 0.8% compared to the previous month and 2.7% compared to the same month in 2025. According to the INDEC, during the second quarter of 2026, the unemployment rate was 7.9% of the country’s economically active population, compared to 7.6% during the second quarter of 2025. On the other hand, in the second quarter of 2026, the activity rate stood at 48.9% compared to 48.1% in the same quarter of the previous year, while the employment rate was 45.0% compared to 44.5% in the second quarter of 2025.

Changes in short- and long-term interest rates, persistently high inflation and the recent increase in unemployment may reduce the availability of consumer credit and the purchasing power of individuals who frequent shopping malls. Although GDP showed a rebound in the first half of 2026, the decline in real sales at shopping malls indicates a weakening of consumption in this sector. Since most of the lease agreements at our shopping malls, our main source of revenue, require tenants to pay a percentage of their total sales as rent, a contraction in real consumption may adversely affect our revenues. In addition, a lower number of visitors to our shopping malls and, consequently, reduced demand for parking and other services, may also negatively impact our service income.

Effects of inflation

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity under the Argentine Ministry of Economy.

	Consumer price index	Wholesale price index
Fiscal year ended June 30,	(inter‑annual data)
2024	271.5%	284.4%
2025	39.4%	21.2%
2026	33.5%	33.7%

The current structure of IRSA’s lease contracts for shopping mall tenants generally includes provisions that provide for payment of variable rent, which is a percentage of IRSA’s shopping mall tenants’ sales. Therefore, the projected cash flows for these shopping malls generally are highly correlated with GDP growth and consumption power.

For the leases of spaces at our shopping malls we use for most tenants a standard lease agreement, the terms and conditions of which are described elsewhere in this Annual Report. However, our largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

The rent specified in our leases generally is the higher of (i) a monthly base rent and (ii) a specified percentage of the store’s monthly gross sales, which generally ranges between 2% and 12% of such sales. In addition, pursuant to the rent escalation clause in most of our leases, a tenant’s base rent generally increases on a monthly or quarterly and cumulative basis following the IPC index. In the event of litigation regarding these adjustment provisions, there can be no assurance that we may be able to enforce such clauses contained in our lease agreements. See “Item 4. Information of the Company—Business Overview—Our Shopping Malls—Principal Terms of IRSA’s Leases.”

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Although higher inflation rates in Argentina may increase minimum lease payments, given that tenants tend to pass on any increases in their expenses to consumers, higher inflation may lead to an increase in the prices our tenants charge consumers for their products and services, which may ultimately reduce their sales volumes and consequently the portion of rent we receive based on our tenants’ gross sales. In addition, we measure the fair market value of our shopping malls based upon the estimated cash flows generated by such assets which, as discussed in previous paragraphs, is directly related to consumer spending since a significant component of the rent payment received from our tenants is tied to the sales realized by such tenants (i.e., is a percentage of the sales of our tenants). Therefore, macroeconomic conditions in Argentina have an impact on the fair market value of our shopping malls as measured in Pesos. Specifically, since our tenant’s products have been adjusted (increased) to account for inflation of the Argentine Peso, our expected cash flows from our shopping malls have similarly increased in nominal terms since rent is largely dependent on sales of our tenants in Pesos.

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

For more information about the evolution of the U.S. dollar / Peso exchange rate, see “Item 10. Additional Information—D. Exchange Controls.”

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

Factors Affecting Comparability of our Results

Office buildings

During the year ended June 30, 2020, IRSA has incorporated as an investment property the “Della Paolera” building located in the Catalinas District in the City of Buenos Aires, which consists of 35,208 square meters of GLA over 30 office floors and includes 316 parking spaces in 4 basements. During the fiscal years 2025 and 2024, we sold and transferred floors of the building for a total area of approximately 1,197 sqm and 3,579 sqm, respectively. As of June 30, 2026, IRSA retains its rights for 3 floors of the building with an approximate leasable area of 3,740 sqm.

Shopping malls

During the fiscal year ended June 30, 2024, we maintained the same portfolio of operating shopping malls.

During the fiscal year ended June 30, 2025, IRSA incorporated “Terrazas de Mayo” to its portfolio after it completed the acquisition on December 3, 2024. This property is located in the Malvinas Argentina’s district, northwest of Greater Buenos Aires. The shopping mall has approximately 33,720 GLA sqm.

During the fiscal year ended June 30, 2026, IRSA incorporated “Los Gallegos” to its portfolio after it completed the acquisition on June 9, 2026. This property is located in the city of Mar del Plata, Buenos Aires Province and has approximately 10,400 GLA sqm. On September 17, 2025, IRSA acquired “Al Oeste” shopping mall, which has approximately 20,000 GLA sqm and is located in the town of Haedo, Morón district, west of Greater Buenos Aires. The shopping mall is currently underutilized in terms of occupancy and commercial activity, and within the framework of the Company’s development plan to create opportunities in different districts of the Province of Buenos Aires, and it is planned to be converted into an outlet center to be relaunched during next year, as of the date of this Annual Report is currently undergoing refurbishment and is not operational.

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

Below is the segment information prepared as follows:

Agricultural business

•	Agricultural production segment consists of planting, harvesting and sale of crops as wheat, corn, soybeans, cotton and sunflowers; the sale of grain derivatives, such as flour and oil, breeding, purchasing and/or fattening of free-range cattle for sale to meat processors and local livestock auction markets.; agricultural services; leasing of the Company’s farms to third parties; and planting, harvesting and sale of sugarcane.

•	Land transformation and sales: comprises gains from the disposal and development of farmlands activities.

•	Corporate: includes corporate expenses related to agricultural business.

•	Other segments: includes, principally, brokerage activities, among others.

Urban properties and investments business

•	Shopping Malls: includes results principally comprised of lease and service revenues related to rental of commercial space and other spaces in the shopping malls of IRSA.

•	Offices: includes the operating results from lease revenues of offices, other rental spaces and other service revenues related to the office activities.

•	Sales and Developments: includes the operating results of the development, maintenance and sales of undeveloped parcels of land and/or trading properties. Real estate sales results are also included.

•	Hotels: includes the operating results mainly comprised of room, catering and restaurant revenues.

•	Others: includes the entertainment activity through ALG Golf Center S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), Shefa, and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

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

The asset categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investments in associates and goodwill. The sum of these assets, classified by business segment, is disclosed as “reportable assets”. Assets are assigned to each segment based on operations and/or their physical location.

Most of the revenues from the operating segments are generated and the assets are physically located in Argentina, with the exception of part of the results of associates included in the “Other” segment located in the United States.

Revenues for each reporting segment derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2026:

	06.30.2026
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	727,486	526,939	1,254,425	(3,074)	133,734	(5,722)	1,379,363
Costs	(602,060)	(124,161)	(726,221)	355	(134,709)	989	(859,586)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	-	(4,464)	-	-	3,732	(732)
Changes in the net realizable value of agricultural products after harvest	19,113	-	19,113	-	-	-	19,113
Gross profit / (loss)	140,075	402,778	542,853	(2,719)	(975)	(1,001)	538,158
Net (loss) / gain from fair value adjustment of investment properties	(5,504)	195,067	189,563	676	-	-	190,239
Gain from disposal of farmlands	633	-	633	-	-	-	633
General and administrative expenses	(56,565)	(96,484)	(153,049)	358	-	337	(152,354)
Selling expenses	(88,505)	(36,829)	(125,334)	215	-	415	(124,704)
Other operating results, net	(5,575)	(33,674)	(39,249)	(24)	597	95	(38,581)
Management fees	-	-	-	-	(27,169)	-	(27,169)
(Loss) / Profit from operations	(15,441)	430,858	415,417	(1,494)	(27,547)	(154)	386,222
Share of profit of associates and joint ventures	312	37,811	38,123	1,323	-	-	39,446
Segment (loss) / profit	(15,129)	468,669	453,540	(171)	(27,547)	(154)	425,668

Reportable assets	1,426,753	3,997,335	5,424,088	(2,546)	-	1,823,097	7,244,639
Reportable liabilities (*)	-	-	-	-	-	(4,090,132)	(4,090,132)
Net reportable assets	1,426,753	3,997,335	5,424,088	(2,546)	-	(2,267,035)	3,154,507

Below is a summarized analysis of the lines of business of the Company for the year ended June 30, 2025:

	06.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
	(million of ARS)
Revenues	598,649	500,352	1,099,001	(2,900)	128,254	(3,519)	1,220,836
Costs	(516,513)	(116,996)	(633,509)	273	(128,974)	(3)	(762,213)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	-	23,658	-	-	3,047	26,705
Changes in the net realizable value of agricultural products after harvest	6,199	-	6,199	-	-	-	6,199
Gross profit / (loss)	111,993	383,356	495,349	(2,627)	(720)	(475)	491,527
Net gain from fair value adjustment of investment properties	16,649	12,199	28,848	(3,374)	-	-	25,474
Gain from disposal of farmlands	56,079	-	56,079	-	-	-	56,079
General and administrative expenses	(56,709)	(92,285)	(148,994)	399	-	354	(148,241)
Selling expenses	(79,093)	(32,196)	(111,289)	169	-	143	(110,977)
Other operating results, net	15,966	(22,970)	(7,004)	(5)	463	(124)	(6,670)
Management fees	-	-	-	-	(12,127)	-	(12,127)
Profit / (loss) from operations	64,885	248,104	312,989	(5,438)	(12,384)	(102)	295,065
Share of (loss) / profit of associates and joint ventures	(1,380)	33,830	32,450	3,462	-	-	35,912
Segment profit / (loss)	63,505	281,934	345,439	(1,976)	(12,384)	(102)	330,977

Reportable assets	1,386,939	3,685,868	5,072,807	(804)	-	1,724,003	6,796,006
Reportable liabilities (*)	-	-	-	-	-	(3,839,539)	(3,839,539)
Net reportable assets	1,386,939	3,685,868	5,072,807	(804)	-	(2,115,536)	2,956,467

Below is a summarized analysis of the lines of business for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
	(million of ARS)
Revenues	672,565	503,744	1,176,309	(2,706)	110,690	(3,091)	1,281,202
Costs	(559,338)	(91,035)	(650,373)	301	(112,901)	-	(762,973)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,941	-	9,941	-	-	1,321	11,262
Changes in the net realizable value of agricultural products after harvest	13,357	-	13,357	-	-	-	13,357
Gross profit / (loss)	136,525	412,709	549,234	(2,405)	(2,211)	(1,770)	542,848
Net loss from fair value adjustment of investment properties	(13,879)	(636,004)	(649,883)	679	-	-	(649,204)
Gain from disposal of farmlands	97,960	-	97,960	-	-	-	97,960
General and administrative expenses	(62,705)	(95,802)	(158,507)	323	-	198	(157,986)
Selling expenses	(81,494)	(32,566)	(114,060)	247	-	1,383	(112,430)
Other operating results, net	51,955	(13,060)	38,895	(41)	781	162	39,797
Management fees	-	-	-	-	(17,288)	-	(17,288)
Profit / (loss) from operations	128,362	(364,723)	(236,361)	(1,197)	(18,718)	(27)	(256,303)
Share of (loss) /profit of associates and joint ventures	(2,018)	62,859	60,841	515	-	-	61,356
Segment profit / (loss)	126,344	(301,864)	(175,520)	(682)	(18,718)	(27)	(194,947)

Reportable assets	1,358,709	3,627,616	4,986,325	1,276	-	1,479,065	6,466,666
Reportable liabilities (*)	-	-	-	-	-	(3,557,680)	(3,557,680)
Net reportable assets	1,358,709	3,627,616	4,986,325	1,276	-	(2,078,615)	2,908,986

(i) Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.

(ii) Includes ARS (975) million, ARS (720) million and ARS (2,211) million corresponding to Expenses and FPC as of June 30, 2026, 2025 and 2024, respectively, and ARS 27,169 million, ARS 12,127 million and ARS 17,288 million to management fees, as of June 30, 2026, 2025 and 2024, respectively.

(iii) Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets net of investments in associates with negative equity which are included in provisions in the amount of ARS 184 million, ARS 215 million and ARS 29, million as of June 30, 2026, 2025 and 2024, respectively.

(*) The CODM focuses its review on reportable assets.

(I) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2026
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	508,571	-	-	218,915	727,486
Costs	(446,397)	(492)	-	(155,171)	(602,060)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	-	-	-	(4,464)
Changes in the net realizable value of agricultural products after harvest	19,113	-	-	-	19,113
Gross profit / (loss)	76,823	(492)	-	63,744	140,075
Net loss from fair value adjustment of investment properties	-	(5,504)	-	-	(5,504)
Gain from disposal of farmlands	-	633	-	-	633
General and administrative expenses	(32,650)	(272)	(5,776)	(17,867)	(56,565)
Selling expenses	(55,954)	(49)	-	(32,502)	(88,505)
Other operating results, net	(7,760)	(2,035)	-	4,220	(5,575)
(Loss) / profit from operations	(19,541)	(7,719)	(5,776)	17,595	(15,441)
Share of profit / (loss) of associates and joint ventures	1,061	-	-	(749)	312
Segment (loss) / profit	(18,480)	(7,719)	(5,776)	16,846	(15,129)
Investment properties
Property, plant and equipment	-	114,619	-	-	114,619
Investments in associates and joint ventures	774,960	54,186	-	3,825	832,971
Other reportable assets	12,521	-	-	519	13,040
Reportable assets	378,310	-	-	87,813	466,123
Revenues	1,165,791	168,805	-	92,157	1,426,753

From all of the Company’s revenues corresponding to Agricultural Business, ARS 421,387 million are originated in Argentina and ARS 306,099 million in other countries, principally in Brazil for ARS 299,992 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 524,944 million are located in Argentina and ARS 901,809 million in other countries, principally in Brazil.

	06.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	436,668	-	-	161,981	598,649
Costs	(374,521)	(520)	-	(141,472)	(516,513)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	-	-	-	23,658
Changes in the net realizable value of agricultural products after harvest	6,199	-	-	-	6,199
Gross profit / (loss)	92,004	(520)	-	20,509	111,993
Net gain from fair value adjustment of investment properties	-	16,649	-	-	16,649
Gain from disposal of farmlands	-	56,079	-	-	56,079
General and administrative expenses	(31,061)	(115)	(7,913)	(17,620)	(56,709)
Selling expenses	(47,656)	(2,073)	-	(29,364)	(79,093)
Other operating results, net	7,995	4,670	-	3,301	15,966
Profit / (loss) from operations	21,282	74,690	(7,913)	(23,174)	64,885
Share of profit / (loss) of associates and joint ventures	492	-	-	(1,872)	(1,380)
Segment profit / (loss)	21,774	74,690	(7,913)	(25,046)	63,505

Investment properties	-	98,832	-	-	98,832
Property, plant and equipment	777,392	57,846	-	4,860	840,098
Investments in associates and joint ventures	12,140	-	-	304	12,444
Other reportable assets	331,863	-	-	103,702	435,565
Reportable assets	1,121,395	156,678	-	108,866	1,386,939

From all of the Company’s revenues corresponding to Agricultural Business, ARS 315,616 million are originated in Argentina and ARS 283,033 million in other countries, principally in Brazil for ARS 276,655 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 494,142 million are located in Argentina and ARS 892,797 million in other countries, principally in Brazil.

150

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
	(million of ARS)
Revenues	499,707	-	-	172,858	672,565
Costs	(445,067)	(425)	-	(113,846)	(559,338)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,941	-	-	-	9,941
Changes in the net realizable value of agricultural products after harvest	13,357	-	-	-	13,357
Gross profit / (loss)	77,938	(425)	-	59,012	136,525
Net loss from fair value adjustment of investment properties	-	(13,879)	-	-	(13,879)
Gain from disposal of farmlands	-	97,960	-	-	97,960
General and administrative expenses	(36,570)	(117)	(8,533)	(17,485)	(62,705)
Selling expenses	(53,874)	(2,214)	-	(25,406)	(81,494)
Other operating results, net	15,825	25,575	-	10,555	51,955
(Loss) / profit from operations	3,319	106,900	(8,533)	26,676	128,362
Share of loss of associates and joint ventures	2,886	-	-	(4,904)	(2,018)
Segment (loss) / profit	6,205	106,900	(8,533)	21,772	126,344

Investment properties	-	120,133	-	-	120,133
Property, plant and equipment	834,142	2,348	-	6,165	842,655
Investments in associates	12,468	-	-	2,380	14,848
Other reportable assets	258,173	4,834	-	118,066	381,073
Reportable assets	1,104,783	127,315	-	126,611	1,358,709

From all of the Company’s revenues corresponding to Agricultural Business, ARS 368,423 million are originated in Argentina and ARS 304,142 million in other countries, principally in Brazil for ARS 301,278 million. From all of the Company’s assets included in the segment corresponding to Agricultural Business, ARS 944,453 million are located in Argentina and ARS 414,256 million in other countries, principally in Brazil.

(II) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	368,822	29,203	28,866	88,748	11,300	526,939
Costs	(37,569)	(3,678)	(18,039)	(60,202)	(4,673)	(124,161)
Gross profit / (loss)	331,253	25,525	10,827	28,546	6,627	402,778
Net gain / (loss) from fair value adjustment of investment properties (i)	260,615	(24,770)	(43,469)	-	2,691	195,067
General and administrative expenses	(41,821)	(2,537)	(19,078)	(13,344)	(19,704)	(96,484)
Selling expenses	(23,837)	(1,196)	(3,812)	(6,104)	(1,880)	(36,829)
Other operating results, net	(603)	84	(29,670)	(437)	(3,048)	(33,674)
Profit / (Loss) from operations	525,607	(2,894)	(85,202)	8,661	(15,314)	430,858
Share of profit of associates and joint ventures	-	-	-	-	37,811	37,811
Segment profit / (loss)	525,607	(2,894)	(85,202)	8,661	22,497	468,669

Investment and trading properties	2,259,987	316,252	1,054,648	-	5,429	3,636,316
Property, plant and equipment	5,540	1,007	17,672	64,548	4,052	92,819
Investment in associates and joint ventures	-	-	-	-	253,633	253,633
Other reportable assets	2,963	2,368	-	1,088	8,148	14,567
Reportable assets	2,268,490	319,627	1,072,320	65,636	271,262	3,997,335

From all the revenues, ARS 514,552 million originated in Argentina, and ARS 12,387 million in other countries, principally in Uruguay for ARS 12,377 million and USA for ARS 10 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,980,182 million are located in Argentina and ARS 17,153 million in other countries, principally in the USA for ARS 3,248 million and Uruguay for ARS 13,711 million.

151

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	361,288	26,796	17,042	86,266	8,960	500,352
Costs	(27,651)	(2,326)	(23,944)	(57,625)	(5,450)	(116,996)
Gross profit	333,637	24,470	(6,902)	28,641	3,510	383,356
Net loss from fair value adjustment of investment properties	592,917	(198,907)	(381,050)	-	(761)	12,199
General and administrative expenses	(38,728)	(3,158)	(15,498)	(15,988)	(18,913)	(92,285)
Selling expenses	(18,077)	(1,190)	(4,161)	(6,747)	(2,021)	(32,196)
Other operating results, net	(668)	243	(25,468)	(633)	3,556	(22,970)
Profit / (Loss) from operations	869,081	(178,542)	(433,079)	5,273	(14,629)	248,104
Share of profit of associates and joint ventures	-	-	-	-	33,830	33,830
Segment profit / (loss)	869,081	(178,542)	(433,079)	5,273	19,201	281,934

Investment and trading properties	1,947,450	337,699	1,049,704	-	2,812	3,337,665
Property, plant and equipment	6,340	682	35,668	63,542	5,486	111,718
Investment in associates and joint ventures	-	-	-	-	226,631	226,631
Other reportable assets	2,738	2,332	-	780	4,004	9,854
Reportable assets	1,956,528	340,713	1,085,372	64,322	238,933	3,685,868

From all the revenues, ARS 499,525 million originated in Argentina, and ARS 827 million in other countries, principally in Uruguay for ARS 730 million and USA for ARS 97 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,668,198 million are located in Argentina and ARS 17,670 million in other countries, principally in the USA for ARS 2,163 million and Uruguay for ARS 15,321 million.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
	(million of ARS)
Revenues	334,495	30,243	17,215	114,637	7,154	503,744
Costs	(19,949)	(2,201)	(9,950)	(53,885)	(5,050)	(91,035)
Gross profit	314,546	28,042	7,265	60,752	2,104	412,709
Net loss from fair value adjustment of investment properties	(27,810)	(129,562)	(478,094)	-	(538)	(636,004)
General and administrative expenses	(40,232)	(3,839)	(16,404)	(17,394)	(17,933)	(95,802)
Selling expenses	(16,770)	(335)	(6,025)	(7,829)	(1,607)	(32,566)
Other operating results, net	(5,288)	(117)	(7,085)	(2,106)	1,536	(13,060)
Management fees	—	—	—	—	—	—
Profit / (Loss) from operations	224,446	(105,811)	(500,343)	33,423	(16,438)	(364,723)
Share of profit of associates and joint ventures	-	-	-	-	62,859	62,859
Segment profit / (loss)	224,446	(105,811)	(500,343)	33,423	46,421	(301,864)

Investment and trading properties	1,285,286	565,226	1,329,248	-	4,210	3,183,970
Property, plant and equipment	4,052	603	35,680	57,163	5,589	103,087
Investment in associates and joint ventures	—	—	—	—	231,573	231,573
Other reportable assets	1,739	1,318	100,710	1,266	3,953	108,986
Reportable assets	1,291,077	567,147	1,465,638	58,429	245,325	3,627,616

From all the revenues, ARS 491,225 million originated in Argentina, and ARS 12,519 million in other countries, principally in Uruguay for ARS 12,383 million and USA for ARS 136 million. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,608,083 million are located in Argentina and ARS 19,533 million in other countries, principally in the USA for ARS 3,267 million and Uruguay for ARS 16,140 million.

Results of Operations for the Fiscal Years ended June 30, 2026 and 2025

The following table contains a summary of our results of operations for the years ended June 30, 2026 and 2025.

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.
	(in million of ARS)
Revenues	727,486	598,649	128,837	526,939	500,352	26,587	1,254,425	1,099,001	155,424	(3,074)	(2,900)	(174)	133,734	128,254	5,480	(5,722)	(3,519)	(2,203)	1,379,363	1,220,836	158,527
Costs	(602,060)	(516,513)	(85,547)	(124,161)	(116,996)	(7,165)	(726,221)	(633,509)	(92,712)	355	273	82	(134,709)	(128,974)	(5,735)	989	(3)	992	(859,586)	(762,213)	(97,373)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	23,658	(28,122)	-	-	-	(4,464)	23,658	(28,122)	-	-	-	-	-	-	3,732	3,047	685	(732)	26,705	(27,437)
Changes in the net realizable value of agricultural products after harvest	19,113	6,199	12,914	-	-	-	19,113	6,199	12,914	-	-	-	-	-	-	-	-	-	19,113	6,199	12,914
Gross profit / (loss)	140,075	111,993	28,082	402,778	383,356	19,422	542,853	495,349	47,504	(2,719)	(2,627)	(92)	(975)	(720)	(255)	(1,001)	(475)	(526)	538,158	491,527	46,631
Net gain/ (loss) from fair value adjustment of investment properties	(5,504)	16,649	(22,153)	195,067	12,199	182,868	189,563	28,848	160,715	676	(3,374)	4,050	-	-	-	-	-	-	190,239	25,474	164,765
Gain from disposal of farmlands	633	56,079	(55,446)	-	-	-	633	56,079	(55,446)	-	-	-	-	-	-	-	-	-	633	56,079	(55,446)
General and administrative expenses	(56,565)	(56,709)	144	(96,484)	(92,285)	(4,199)	(153,049)	(148,994)	(4,055)	358	399	(41)	-	-	-	337	354	(17)	(152,354)	(148,241)	(4,113)
Selling expenses	(88,505)	(79,093)	(9,412)	(36,829)	(32,196)	(4,633)	(125,334)	(111,289)	(14,045)	215	169	46	-	-	-	415	143	272	(124,704)	(110,977)	(13,727)
Other operating results, net	(5,575)	15,966	(21,541)	(33,674)	(22,970)	(10,704)	(39,249)	(7,004)	(32,245)	(24)	(5)	(19)	597	463	134	95	(124)	219	(38,581)	(6,670)	(31,911)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(27,169)	(12,127)	(15,042)	-	-	-	(27,169)	(12,127)	(15,042)
Profit / (loss) from operations	(15,441)	64,885	(80,326)	430,858	248,104	182,754	415,417	312,989	102,428	(1,494)	(5,438)	3,944	(27,547)	(12,384)	(15,163)	(154)	(102)	(52)	386,222	295,065	91,157
Share of (loss) / profit of associates and joint ventures	312	(1,380)	1,692	37,811	33,830	3,981	38,123	32,450	5,673	1,323	3,462	(2,139)	-	-	-	-	-	-	39,446	35,912	3,534
Segment profit / (loss)	(15,129)	63,505	(78,634)	468,669	281,934	186,735	453,540	345,439	108,101	(171)	(1,976)	1,805	(27,547)	(12,384)	(15,163)	(154)	(102)	(52)	425,668	330,977	94,691

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)	Includes ARS (975) million and ARS (720) million corresponding to Expenses and Collective Promotion Fund as of June 30, 2026 and 2025, respectively.

Agricultural Business

The following table shows a summary of our results of operations of our Agricultural Business segment for the fiscal years ended June 30, 2026 and 2025.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.
	(in million of ARS)
Revenues	508,571	436,668	71,903	-	-	-	-	-	-	218,915	161,981	56,934	727,486	598,649	128,837
Costs	(446,397)	(374,521)	(71,876)	(492)	(520)	28	-	-	-	(155,171)	(141,472)	(13,699)	(602,060)	(516,513)	(85,547)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	23,658	(28,122)	-	-	-	-	-	-	-	-	-	(4,464)	23,658	(28,122)
Changes in the net realizable value of agricultural products after harvest	19,113	6,199	12,914	-	-	-	-	-	-	-	-	-	19,113	6,199	12,914
Gross profit / (loss)	76,823	92,004	(15,181)	(492)	(520)	28	-	-	-	63,744	20,509	43,235	140,075	111,993	28,082
Net gain from fair value adjustment of investment properties	-	-	-	(5,504)	16,649	(22,153)	-	-	-	-	-	-	(5,504)	16,649	(22,153)
Gain from disposal of farmlands	-	-	-	633	56,079	(55,446)	-	-	-	-	-	-	633	56,079	(55,446)
General and administrative expenses	(32,650)	(31,061)	(1,589)	(272)	(115)	(157)	(5,776)	(7,913)	2,137	(17,867)	(17,620)	(247)	(56,565)	(56,709)	144
Selling expenses	(55,954)	(47,656)	(8,298)	(49)	(2,073)	2,024	-	-	-	(32,502)	(29,364)	(3,138)	(88,505)	(79,093)	(9,412)
Other operating results, net	(7,760)	7,995	(15,755)	(2,035)	4,670	(6,705)	-	-	-	4,220	3,301	919	(5,575)	15,966	(21,541)
Profit / (Loss) from operations	(19,541)	21,282	(40,823)	(7,719)	74,690	(82,409)	(5,776)	(7,913)	2,137	17,595	(23,174)	40,769	(15,441)	64,885	(80,326)
Share of profit/ (loss) of associates and joint ventures	1,061	492	569	-	-	-	-	-	-	(749)	(1,872)	1,123	312	(1,380)	1,692
Segment profit / (loss)	(18,480)	21,774	(40,254)	(7,719)	74,690	(82,409)	(5,776)	(7,913)	2,137	16,846	(25,046)	41,892	(15,129)	63,505	(78,634)

 Urban Properties and Investment Business

The following table shows a summary of our results of operations of our Urban Properties and Investment Business segment for the fiscal years ended June 30, 2026 and 2025.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.	06.30.26	06.30.25	Var.
	(in millions of ARS)
Revenues	368,822	361,288	7,534	29,203	26,796	2,407	28,866	17,042	11,824	88,748	86,266	2,482	11,300	8,960	2,340	526,939	500,352	26,587
Costs	(37,569)	(27,651)	(9,918)	(3,678)	(2,326)	(1,352)	(18,039)	(23,944)	5,905	(60,202)	(57,625)	(2,577)	(4,673)	(5,450)	777	(124,161)	(116,996)	(7,165)
Gross profit / (loss)	331,253	333,637	(2,384)	25,525	24,470	1,055	10,827	(6,902)	17,729	28,546	28,641	(95)	6,627	3,510	3,117	402,778	383,356	19,422
Net gain/ (loss) from fair value adjustment of investment properties	260,615	592,917	(332,302)	(24,770)	(198,907)	174,137	(43,469)	(381,050)	337,581	-	-	-	2,691	(761)	3,452	195,067	12,199	182,868
General and administrative expenses	(41,821)	(38,728)	(3,093)	(2,537)	(3,158)	621	(19,078)	(15,498)	(3,580)	(13,344)	(15,988)	2,644	(19,704)	(18,913)	(791)	(96,484)	(92,285)	(4,199)
Selling expenses	(23,837)	(18,077)	(5,760)	(1,196)	(1,190)	(6)	(3,812)	(4,161)	349	(6,104)	(6,747)	643	(1,880)	(2,021)	141	(36,829)	(32,196)	(4,633)
Other operating results, net	(603)	(668)	65	84	243	(159)	(29,670)	(25,468)	(4,202)	(437)	(633)	196	(3,048)	3,556	(6,604)	(33,674)	(22,970)	(10,704)
Profit / (loss) from operations	525,607	869,081	(343,474)	(2,894)	(178,542)	175,648	(85,202)	(433,079)	347,877	8,661	5,273	3,388	(15,314)	(14,629)	(685)	430,858	248,104	182,754
Share of (loss)/ profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	37,811	33,830	3,981	37,811	33,830	3,981
Segment profit / (loss)	525,607	869,081	(343,474)	(2,894)	(178,542)	175,648	(85,202)	(433,079)	347,877	8,661	5,273	3,388	22,497	19,201	3,296	468,669	281,934	186,735

Revenues

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment increased by 16.5%, from ARS 436,668 million for the fiscal year ended June 30, 2025 to ARS 508,571 million for the fiscal year ended June 30, 2026, primarily as a result of:

•	An increase of ARS 58,521 million in grain sales revenues, mainly driven by three factors: (i) higher yields, particularly in soybeans, whose average yield increased by approximately 21% compared to the previous crop season; (ii) improved prices in the 2025/2026 soybean crop season compared to the initial budget, with average NRV (Net Realizable Value) in U.S. dollars approximately 11% higher; and (iii) inventory holding gains, as grain prices increased above inflation during periods in which significant inventory levels were maintained. Additionally, corn revenues benefited from improved results in the 2024/2025 crop season, mainly explained by an exchange rate approximately 9% higher than originally estimated for such season;

•	An increase of ARS 49,492 million in livestock sales revenues, mainly attributable to improved production results in the cattle operation, higher volumes of tons sold, and favorable developments in average selling prices. In Argentina, average net production prices increased by approximately 60%, exceeding the accumulated inflation rate for the fiscal year of approximately 34%, while tons produced increased by approximately 13%. In Brazil, prices also evolved favorably, although results were affected by a reduction in livestock headcount and tons produced following the sale of the Preferência farm;

•	A decrease of ARS 33,375 million in sugarcane sales revenues, mainly due to lower volumes sold and declining prices. Production was also affected by adverse weather conditions, including fires in São Paulo, Brazil, which negatively impacted the sugarcane harvest, and frost events in São José, Brazil, which also caused crop damage; and

•	A decrease of ARS 2,735 million, primarily due to lower lease revenues in Brazil as a result of a reduction in leased hectares during the fiscal year ended June 30, 2026. This decline was partially offset by stable revenues in Argentina, driven by contract updates and increased leased area in Anta.

Others. Revenues from the Other segment increased by 35.1%, from ARS 161,981 million for the fiscal year ended June 30, 2025 to ARS 218,915 million for the fiscal year ended June 30, 2026. This increase was mainly attributable to: (i) the growth of the agricultural inputs business, particularly driven by the nutritional products line, whose commercialized volume increased by 66%, from 13.5 thousand tons to 22.4 thousand tons, while sales measured in U.S. dollars increased by 31%. In addition, within the commodities line, direct sales volumes increased by 300% and agency sales, measured in U.S. dollars, increased by 48%; (ii) an increase in grain storage revenues, supported by grain liquidations following regulatory incentives and the recovery of international commodity prices, which strengthened trading activity; and (iii) an improvement in brokerage results, driven by a recovery in trading volumes and improved commission rates.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 2.1% from ARS 361,288 million during the fiscal year ended June 30, 2025, to ARS 368,822 million during the fiscal year ended June 30, 2026. Rental revenues remained stable compared to the fiscal year ended June 30, 2025, increasing by 0.04%, mainly due to improvements in lease negotiations with tenants and the full year contribution of Terrazas de Mayo shopping mall, acquired in December 2024. During the fiscal year ended June 30, 2026, the increase in revenues was mainly due to: (i) an increase of ARS 22,433 million in base rental revenues; (ii) an increase of ARS 3,766 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 2,203 million in commissions, mainly due to changes in contractual terms implemented during the fiscal year ended June 30, 2026; (iv) an increase of ARS 930 million in admission rights; (v) an increase of ARS 468 million in other rental and service revenues; and (vi) an increase of ARS 40 million in revenues from management and administrative services; partially offset by (vii) a decrease of ARS 22,306 million in contingent rental revenues.

Offices. Revenues from the Offices segment increased by 9.0% from ARS 26,796 million during the fiscal year ended June 30, 2025, to ARS 29,203 million during the fiscal year ended June 30, 2026. This variation is mainly explained by an increase in revenue from leases of 8.5%, from ARS 26,483 million during the fiscal year ended June 30, 2025, to ARS 28,723 million during the fiscal year ended June 30, 2026. The increase is mainly explained by higher occupancy levels, together with an adjustment in USD-denominated rental rates.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 69.4% increase from ARS 17,042 million during the fiscal year ended June 30, 2025, to ARS 28,866 million during the fiscal year ended June 30, 2026. This increase was mainly due to: (i) an increase of ARS 10,165 million in revenues from the sale of trading properties, as the sales completed during the fiscal year ended June 30, 2025, which consisted of the assignment of rights over 37 lots in the “Nuevo Quilmes 2” neighborhood, the sale of a plot of land located in Tigre, the assignment of rights over five units in the “Human Abasto Towers” development and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, represented a lower amount than the sales completed during the fiscal year ended June 30, 2026, which consisted of the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower” development, one functional unit and two parking spaces in the “DeAlcorta” building, a plot of land located in Tigre and the transfer of a plot of land to a trust by Zetol .LTD; (ii) an increase of ARS 1,811 million in other rental and service revenues; and (iii) an increase of ARS 11 million in base rental revenues; partially offset by (iv) a decrease of ARS 93 million in commissions; (v) a decrease of ARS 57 million in straight-line rent adjustments; and (vi) a decrease of ARS 14 million in revenues from management and administrative services.

Hotels. Revenues from our Hotels segment increased by 2.9% from ARS 86,266 million during the fiscal year ended June 30, 2025, to ARS 88,748 million during the fiscal year ended June 30, 2026. This increase is mainly explained by a gradual recovery in occupancy levels and revenues, despite a continued decline in inbound tourism levels as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 26.1% from ARS 8,960 million during the fiscal year ended June 30, 2025, to ARS 11,300 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a higher revenues generated by Shefa during the fiscal year ended June 30, 2026 through services provided via the APPA application for promotions and marketing activities carried out un our shopping malls, and (ii) a greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)).

Costs

Agricultural Business

Agricultural Production. Costs in the Agricultural Production segment increased by 19.2%, from ARS 374,521 million for the fiscal year ended June 30, 2025 to ARS 446,397 million for the fiscal year ended June 30, 2026, primarily as a result of:

•

(i) an increase of ARS 63,785 million in grain cost of sales, mainly attributable to a higher average sales NRV (Net Realizable Value), combined with greater sales volumes during the fiscal year ended June 30, 2026, (ii) an increase of ARS 47,120 million in livestock cost of sales, primarily driven by higher volumes sold, measured in tons, together with higher average NRVs; (iii) decrease of ARS 34,054 million in sugarcane cost of sales, due to lower volumes sold during the fiscal year ended June 30, 2026; and (iv) decrease of ARS 4,975 million in lease and services costs, mainly because BrasilAgro previously operated a machinery company (Agrifirma) that provided services to the company itself, generating additional operating costs. During the fiscal year ended June 30, 2026, such machinery was incorporated directly into the Company's farming operations, and therefore the related costs are now recorded as part of production costs rather than as external service expenses.

Agricultural Production segment costs, measured as a percentage of segment revenues, increased from 85.8% for the period ended June 30, 2025 to 87.8% for the period ended June 30, 2026.

Land Sales and Transformation. Costs in the Land Sales and Transformation segment decreased by 5.4%, from ARS 520 million for the fiscal year ended June 30, 2025 to ARS 492 million for the fiscal year ended June 30, 2026.

Others. Costs in the Other segment increased by 9.7%, from ARS 141,472 million for the fiscal year ended June 30, 2025 to ARS 155,171 million for the fiscal year ended June 30, 2026. The increase was primarily attributable to the higher activity level of the Agricultural Inputs business unit, whose merchandise costs and direct expenses increased in line with the growth in sales volumes, as well as higher operating costs related to Futures and Brokerage activities. These effects were partially offset by lower direct costs in the Consignment and Grain Storage businesses, resulting from reduced exposure to open contract positions and lower volumes of invoiced purchases and sales compared to the previous fiscal year, as well as a slight reduction in Brokerage costs. Costs in the Other segment, measured as a percentage of segment revenues, decreased from 87.3% for the period ended June 30, 2025 to 70.9% for the period ended June 30, 2026.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 35.9%, from ARS 27,651 million during the fiscal year ended June 30, 2025, to ARS 37,569 million during the fiscal year ended June 30, 2026, primarily due to: (i) an increase of ARS 5,603 million in maintenance, security, cleaning, repairs and related expenses, mainly explained by higher security and cleaning costs resulting from an increase in contracted hours and rates applied to such services; (ii) an increase of ARS 1,425 million in fees and compensations for services, mainly due to higher charges associated with digital content services; (iii) an increase of ARS 1,244 million in amortization and depreciation charges; (iv) an increase of ARS 992 million in rents and expenses; (v) an increase of ARS 488 million in travel, transportation and stationery; and (vi) an increase of ARS 463 million in indirect taxes; partially offset by (vii) a decrease of ARS 181 million in salaries, social security charges and other personnel administrative expenses; and (viii) a decrease of ARS 101 million in bank expenses. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 7.7% during the fiscal year ended June 30, 2025, to 10.2% during the fiscal year ended June 30, 2026.

Offices. Costs associated with the Offices segment increased by 58.1%, from ARS 2,326 million during the fiscal year ended June 30, 2025, to ARS 3,678 million during the fiscal year ended June 30, 2026, mainly as a result of higher occupancy levels, as well as by the costs associated with the Coworking Philips space, mainly due to: (i) an increase of ARS 507 million in maintenance, security, cleaning, repairs and related expenses; (ii) an increase of ARS 265 million in rents and expenses; (iii) an increase of ARS 195 million in fees and compensations for services; (iv) an increase of ARS 156 million in travel, transportation and stationery; (v) an increase of ARS 114 million in amortization and depreciation charges; (vi) an increase of ARS 103 million in cost of goods sold and services; and (vii) an increase of ARS 23 million in salaries, social security charges and other personnel administrative expenses; partially offset by (viii) a decrease of ARS 10 million in indirect taxes. Costs associated with the Offices segment, measured as a percentage of revenues from this segment, increased from 8.7% during the fiscal year ended June 30, 2025, to 12.6% during the fiscal year ended June 30, 2026.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 24.7% decrease from ARS 23,944 million during the fiscal year ended June 30, 2025, to ARS 18,039 million during the fiscal year ended June 30, 2026, mainly due to: (i) a decrease of ARS 7,607 million in cost of goods sold and services, mainly explained by the fact that transactions completed during the fiscal year ended June 30, 2025, which consisted of the assignment of rights over 37 lots in the “Nuevo Quilmes 2” neighborhood, the sale of a plot of land located in Tigre, the assignment of rights over five units in the “Human Abasto Towers” development and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, involved a higher cost than the transactions completed during the fiscal year ended June 30, 2026, which consisted of the assignment of rights over one lot in the “Nuevo Quilmes 2” neighborhood, five units in the “Human Abasto Tower” development, one functional unit and two parking spaces in the “DeAlcorta” building, a plot of land located in Tigre and the transfer of a plot of land to a trust by Zetol.LTD; and (ii) a decrease of ARS 147 million in salaries, social security charges and other personnel administrative expenses; partially offset by (iii) an increase of ARS 674 million in fees and compensations for services; (iv) an increase of ARS 589 million in maintenance, security, cleaning, repairs and related expenses; (v) an increase of ARS 422 million in indirect taxes; (vi) an increase of ARS 93 million in rents and expenses; (vii) an increase of ARS 48 million in travel, transportation and stationery; and (viii) an increase of ARS 23 million in amortization and depreciation charges. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 140.5% during the fiscal year ended June 30, 2025, to 62.5% during the fiscal year ended June 30, 2026.

Hotels. Costs in the Hotels segment increased by 4.5%, from ARS 57,625 million during the fiscal year ended June 30, 2025, to ARS 60,202 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 2,048 million in salaries, social security charges and other personnel administrative expenses; (ii) an increase of ARS 260 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 218 million in fees and compensations for services; (iv) an increase of ARS 154 million in travel, transportation and stationery; (v) an increase of ARS 62 million in indirect taxes; (vi) an increase of ARS 56 million in amortization and depreciation charges; and (vii) an increase of ARS 42 million in rents and expenses; partially offset by (viii) a decrease of ARS 251 million in food, beverages and other hotel expenses; and (ix) a decrease of ARS 24 million in other charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 66.8% during the fiscal year ended June 30, 2025, to 67.8% during the fiscal year ended June 30, 2026.

Others. Costs in the Others segment decreased by 14.3%, from ARS 5,450 million during the fiscal year ended June 30, 2025, to ARS 4,673 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 1,112 million in amortization and depreciation charges; (ii) a decrease of ARS 334 million in maintenance, security, cleaning, repairs and related expenses; (iii) a decrease of ARS 104 million in salaries, social security charges and other personnel administrative expenses; and (iv) a decrease of ARS 21 million in indirect taxes; partially offset by (v) an increase of ARS 430 million in fees and compensations for services; (vi) an increase of ARS 245 million in other charges; (vii) an increase of ARS 84 million in travel, transportation and stationery; and (viii) an increase of ARS 35 million in rents and expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 60.8% during the fiscal year ended June 30, 2025, to 41.4% during the fiscal year ended June 30, 2026.

Initial Recognition and Changes in the Fair Value of Biological Assets and Agricultural Produce at the Point of Harvest

The result from the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest decreased by ARS 28,122 million (118.9%), from a gain of ARS 23,658 million for the fiscal year ended June 30, 2025 to a loss of ARS 4,464 million for the fiscal year ended June 30, 2026, mainly due to:

•	A decrease of ARS 19,307 million in the result from sugarcane production, primarily associated with production losses in the 2025/2026 crop season, as 1,429,833 tons were harvested compared to the 1,809,764 tons initially projected, as a result of frost events in São José and fires in São Paulo, Brazil. Furthermore, the variation was impacted by a lower expected production result in the fair value measurement of the 2026/2027 crop season, due to a reduction in the estimated gross margin, despite projected improvements in planted area, production and yields;

•	A decrease of ARS 7,819 million in livestock production and fair value gains from livestock holdings. In Brazil, a lower volume of production, measured in tons, was recorded, primarily as a result of the disposal of the Preferência farm. This effect was partially offset by the operational performance in Argentina, where average net production prices increased by approximately 60%, surpassing the annual accumulated inflation rate of approximately 34%, while production volumes increased by approximately 13%;

•	A decrease of ARS 996 million in the result from grain production. Although Argentina recorded a positive variation in production results, Brazil experienced lower production and holding gains, primarily due to the deterioration of corn margins and production losses in the previous cotton crop season. During the current crop season in Brazil, the average NRV of soybeans decreased by approximately 9% and that of corn by approximately 18%, while the average NRV of cotton increased by approximately 12%. However, a production loss related to the previous cotton crop season was recognized during the fiscal year, negatively affecting the overall performance of the crop.

Changes in the Net Realizable Value of Agricultural Produce after Harvest

Results from changes in the net realizable value of agricultural produce after harvest, according to the statement of income increased by ARS 12,914 million (208.3%), from ARS 6,199 million for the fiscal year ended June 30, 2025 to ARS 19,113 million for the fiscal year ended June 30, 2026.

This variation was primarily attributable to Argentina, where grain prices increased at a rate above inflation during the months in which significant inventory levels were maintained, particularly during the first quarter of the fiscal year. Accumulated inflation for the fiscal year was approximately 34%. Conversely, a negative variation was recorded in Brazil, mainly attributable to the unfavorable evolution of prices for certain crops.

Gross Profit / (Loss)

Agricultural Business

Agricultural Production. Gross profit in the Agricultural Production segment decreased by 16.5%, from a profit of ARS 92,004 million for the fiscal year ended June 30, 2025 to a profit of ARS 76,823 million for the fiscal year ended June 30, 2026.

Land Sales and Transformation. Gross loss in the Land Sales and Transformation segment decreased by 5.4%, from a loss of ARS 520 million for the fiscal year ended June 30, 2025 to a loss of ARS 492 million for the fiscal year ended June 30, 2026.

Others. Gross profit in the Other segment increased by 210.8%, from a profit of ARS 20,509 million for the fiscal year ended June 30, 2025 to a profit of ARS 63,744 million for the fiscal year ended June 30, 2026.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment decreased by 0.7%, from a profit of ARS 333,637 million during the fiscal year ended June 30, 2025, to an ARS 331,253 million profit during the fiscal year ended June 30, 2026, mainly as a result of the increase in costs associated with the Shopping Malls segment discussed above. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 92.3% positive during the fiscal year ended June 30, 2025, to 89.8% positive during the fiscal year ended June 30, 2026.

Offices. Gross profit from the Offices segment increased by 4.3%, from a profit of ARS 24,470 million during the fiscal year ended June 30, 2025, to an ARS 25,525 million profit during the fiscal year ended June 30, 2026. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 91.3% positive during the fiscal year ended June 30, 2025, to 87.4% positive during the fiscal year ended June 30, 2026.

Sales and developments. Gross (loss) / profit from the Sales and Developments segment increased by 256.9%, from a loss of ARS 6,902 million during the fiscal year ended June 30, 2025, to an ARS 10,827 million profit during the fiscal year ended June 30, 2026. Gross (loss) / profit from the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 40.5% negative during the fiscal year ended June 30, 2025, to 37.5% positive during the fiscal year ended June 30, 2026.

Hotels. Gross profit from the Hotels segment decreased by 0.3%, from a profit of ARS 28,641 million during the fiscal year ended June 30, 2025, to an ARS 28,546 million profit during the fiscal year ended June 30, 2026. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 33.2% positive during the fiscal year ended June 30, 2025, to 32.2% positive during the fiscal year ended June 30, 2026.

Others. Gross profit from the Others segment increased by 88.8%, from a profit of ARS 3,510 million during the fiscal year ended June 30, 2025, to an ARS 6,627 million profit during the fiscal year ended June 30, 2026. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 39.2% positive during the fiscal year ended June 30, 2025, to 58.6% positive during the fiscal year ended June 30, 2026.

The variations in gross profit / (loss) described herein derive mainly from the variations in revenues and costs discussed above.

Net (Loss) / Gain from Changes in the Fair Value of Investment Properties

Agricultural Business

The result from changes in the fair value of investment properties decreased by ARS 22,153 million (133.1%), from a gain of ARS 16,649 million for the fiscal year ended June 30, 2025 to a loss of ARS 5,504 million for the fiscal year ended June 30, 2026, primarily as a result of the decline in the value of agricultural land in Brazil.

Urban Properties and Investment Business

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the segment information, including joint ventures, increased by ARS 186,918 million, from a net gain of ARS 8,825 million for the fiscal year ended June 30, 2025, to a net gain of ARS 195,743 million for the fiscal year ended June 30, 2026.

According to information by segments, the net gain / (loss) from fair value adjustment of investment properties went from a gain of ARS 12,199 million (out of which an ARS 592,917 million profit derives from our Shopping Malls segment; an ARS 198,907 million loss from our Offices segment; an ARS 381,050 million loss from our Sales and Developments segment and an ARS 761 million loss from our Others segment) during the fiscal year ended June 30, 2025, to a gain of ARS 195,067 million during the fiscal year ended June 30, 2026 (out of which an ARS 260,615 million profit derives from our Shopping Malls segment; an ARS 24,770 million loss from our Offices segment; an ARS 43,469 million loss from our Sales and Developments segment and an ARS 2,691 million gain from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and GDP growth; and (ii) the discount rate used to discount cash flows, mainly affected by a decrease of approximately 130 basis points in the country risk premium compared to the prior fiscal year.

The Argentine market for offices, land reserves and other properties continues to present a level of activity that allows the identification of comparable transactions and other relevant observable market evidence for the determination of fair values. Accordingly, the Company uses the Market Approach to determine the fair value of the Offices and Others segments. Under this approach, fair value is estimated based primarily on market values per square meter obtained from comparable transactions, adjusted for the specific characteristics of each asset.

During the fiscal year ended June 30, 2026, the determination of fair values in the Offices and Sales and Developments segments was mainly influenced by the evolution of macroeconomic and financial variables relevant to the Argentine real estate market. In particular, the financial exchange rate used as a reference by market participants in pricing these assets increased by approximately 20% during the period, while inflation reached approximately 33.5%, resulting in a real appreciation of the Argentine Peso against the reference U.S. dollar. This situation was considered in the estimation of fair values together with observable market prices, supply and demand conditions and other relevant factors existing at year end.

Gain From Disposal of Farmlands

The total result from the sale of farmland, according to the segment information, including joint ventures, decreased by ARS 55,446 million (98.9%), from ARS 56,079 million for the fiscal year ended June 30, 2025 to ARS 633 million for the fiscal year ended June 30, 2026.

Fiscal Year Ended June 30, 2026.

•	During the fiscal year ended June 30, 2026, the final stage of the transfer of 1,964 hectares (1,422 productive hectares) of the “Rio do Meio II” farm, located in Correntina, State of Bahia, Brazil, was completed.

•	On March 17, 2026, Agropecuaria Morotí S.A., a subsidiary of BrasilAgro, entered into a sale agreement for 921 hectares (501.5 productive hectares) of the “Marangatú II” farm, located in the district of Mariscal Estigarribia, Paraguay, for a total consideration of USD 1.5 million, equivalent to ARS 2,210 million. Of the total transaction value, USD 0.6 million, equivalent to ARS 884 million, corresponds to the sale of 371.84 hectares (200.5 productive hectares), for which the accounting recognition criteria were met during the fiscal year. Of such amount, USD 0.3 million, equivalent to ARS 442 million, was received, while the remaining balance will be paid in three annual installments of USD 0.1 million, equivalent to ARS 147 million each, due in February 2027, 2028 and 2029. The remaining portion of the transaction relates to the sale of 549.33 hectares (301 productive hectares) for a value of USD 0.9 million, equivalent to ARS 1,326 million, which remains subject to the fulfillment of certain conditions precedent.

Fiscal Year Ended June 30, 2025.

•	On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso, Brazil. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021. The amount to be paid was 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 57,953 million) at the date of the transaction.

•	On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025. The sale price was 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 2,142 million) at the date of the transaction. On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the schedule. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,847 million) at the date of the transaction, to be collected in annual installments maturing between July 31, 2027 and 2028.

•	On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the property called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said property in the hands of the Company. The total price was USD 2.23 million (USD/ha 614) of which USD 1.1 million has been collected to date. The remaining balance of USD 1.13 million guaranteed with a mortgage on the property, has been collected in a single installment in September 2025.

•	As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia State, with a total area of 17,799 hectares. The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 39,869 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 568 million), and in July 2025 paid the first installment of BRL 40.0 million (ARS 11,392 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg). The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual installments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

General and Administrative Expenses

Agricultural Business

Agricultural Production. General and administrative expenses in the Agricultural Production segment increased by 5.1%, from ARS 31,061 million for the fiscal year ended June 30, 2025 to ARS 32,650 million for the fiscal year ended June 30, 2026, primarily due to: (i) an increase of ARS 1,772 million in expenses related to grain operations; (ii) an increase of ARS 552 million in expenses related to sugarcane operations, partially offset by a decrease of ARS 351 million in expenses related to livestock operations; and (iii) a decrease of ARS 384 million in expenses associated with agricultural leasing and services activities. General and administrative expenses in the Agricultural Production segment, measured as a percentage of segment revenues, decreased from 7.1% for the period ended June 30, 2025 to 6.4% for the period ended June 30, 2026.

Land Sales and Transformation. General and administrative expenses in the Land Sales and Transformation segment increased by 136.5%, from ARS 115 million for the fiscal year ended June 30, 2025 to ARS 272 million for the fiscal year ended June 30, 2026.

Corporate. General and administrative expenses in the Corporate segment decreased by 27.0%, from ARS 7,913 million for the fiscal year ended June 30, 2025 to ARS 5,776 million for the fiscal year ended June 30, 2026.

Others. General and administrative expenses in the Other segment increased by 1.4%, from ARS 17,620 million for the fiscal year ended June 30, 2025 to ARS 17,867 million for the fiscal year ended June 30, 2026. General and administrative expenses in the Other segment, measured as a percentage of segment revenues, decreased from 10.9% for the fiscal year ended June 30, 2025, to 8.2% for the fiscal year ended June 30, 2026.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls increased by 8.0%, from ARS 38,728 million during the fiscal year ended June 30, 2025, to ARS 41,821 million during the fiscal year ended June 30, 2026, mainly due to: (i) an increase of ARS 1,754 million in salaries, social security charges and other personnel administrative expenses, mainly due to higher charges for bonuses and severance payments; (ii) an increase of ARS 1,272 million in fees and compensations for services, mainly explained by higher professional fees associated with projects and administrative matters; (iii) an increase of ARS 522 million in amortization and depreciation charges; (iv) an increase of ARS 22 million in indirect taxes; (v) an increase of ARS 8 million in rents and expenses; and (vi) an increase of ARS 4 million in freight expenses; partially offset by (vii) a decrease of ARS 248 million in bank expenses; (viii) a decrease of ARS 101 million in directors’ fees; (ix) a decrease of ARS 75 million in travel, transportation and stationery; and (x) a decrease of ARS 65 million in maintenance, security, cleaning, repairs and related expenses. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, increased from 10.7% during the fiscal year ended June 30, 2025, to 11.3% during the fiscal year ended June 30, 2026.

Offices. General and administrative expenses of our Offices segment decreased by 19.7%, from ARS 3,158 million during the fiscal year ended June 30, 2025, to ARS 2,537 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 298 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 210 million in directors’ fees; (iii) a decrease of ARS 58 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 29 million in bank expenses; (v) a decrease of ARS 22 million in travel, transportation and stationery; (vi) a decrease of ARS 22 million in fees and compensations for services; and (vii) a decrease of ARS 10 million in rents and expenses; partially offset by (viii) an increase of ARS 19 million in amortization and depreciation charges. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 11.8% during the fiscal year ended June 30, 2025, to 8.7% during the fiscal year ended June 30, 2026.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment increased by 23.1%, from ARS 15,498 million during the fiscal year ended June 30, 2025, to ARS 19,078 million during the fiscal year ended June 30, 2026. The increase was mainly due to: (i) an increase of ARS 1,862 million in salaries, social security charges and other personnel administrative expenses, mainly explained by higher charges for bonuses and severance payments; (ii) an increase of ARS 600 million in fees and compensations for services; (iii) an increase of ARS 493 million in directors’ fees; (iv) an increase of ARS 271 million in amortization and depreciation charges; (v) an increase of ARS 185 million in indirect taxes; (vi) an increase of ARS 131 million in maintenance, security, cleaning, repairs and related expenses; (vii) an increase of ARS 68 million in travel, transportation and stationery; (viii) an increase of ARS 32 million in rents and expenses; and (ix) an increase of ARS 2 million in freight expenses; partially offset by (x) a decrease of ARS 64 million in bank expenses. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 90.9% during the fiscal year ended June 30, 2025, to 66.1% during the fiscal year ended June 30, 2026.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 16.5%, from ARS 15,988 million during the fiscal year ended June 30, 2025, to ARS 13,344 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 2,346 million in salaries, social security charges and other personnel administrative expenses; (ii) a decrease of ARS 410 million in maintenance, security, cleaning, repairs and related expenses; (iii) a decrease of ARS 134 million in indirect taxes; (iv) a decrease of ARS 109 million in other charges; and (v) a decrease of ARS 32 million in travel, transportation and stationery; partially offset by (vi) an increase of ARS 289 million in fees and compensations for services; (vii) an increase of ARS 83 million in bank expenses; and (viii) an increase of ARS 20 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, decreased from 18.5% during the fiscal year ended June 30, 2025, to 15.0% during the fiscal year ended June 30, 2026.

Others. General and administrative expenses associated with our Others segment increased by 4.2%, from ARS 18,913 million during the fiscal year ended June 30, 2025, to ARS 19,704 million during the fiscal year ended June 30, 2026, mainly due to: (i) an increase of ARS 613 million in amortization and depreciation charges; (ii) an increase of ARS 230 million in indirect taxes; (iii) an increase of ARS 127 million in maintenance, security, cleaning, repairs and related expenses; (iv) an increase of ARS 127 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 39 million in other charges; and (vi) an increase of ARS 1 million in rents and expenses; partially offset by (vii) a decrease of ARS 194 million in directors’ fees; (viii) a decrease of ARS 42 million in bank expenses; (ix) a decrease of ARS 32 million in travel, transportation and stationery; and (x) a decrease of ARS 31 million in fees and compensations for services. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 211.1% during the fiscal year ended June 30, 2025, to 174.4% during the fiscal year ended June 30, 2026.

Selling Expenses

Agricultural Business

Agricultural Production. Selling expenses in the Agricultural Production segment increased by 17.4%, from ARS 47,656 million for the fiscal year ended June 30, 2025 to ARS 55,954 million for the fiscal year ended June 30, 2026, primarily due to: (i) an increase of ARS 6,610 million in expenses related to grain operations; (ii) an increase of ARS 1,331 million in expenses related to sugarcane operations; and (iii) an increase of ARS 357 million in expenses related to livestock operations. Selling expenses in the Agricultural Production segment, measured as a percentage of segment revenues, increased from 10.9% for the period ended June 30, 2025 to 11.0% for the period ended June 30, 2026.

Land Sales and Transformation. Selling expenses in the Land Sales and Transformation segment decreased by 97.6%, from ARS 2,073 million for the fiscal year ended June 30, 2025 to ARS 49 million for the fiscal year ended June 30, 2026.

Others. Selling expenses in the Other segment increased by 10.7%, from ARS 29,364 million for the fiscal year ended June 30, 2025 to ARS 32,502 million for the fiscal year ended June 30, 2026, primarily due to an increase of ARS 3,138 million in commercial expenses related to other business segments. Selling expenses in the Other segment, measured as a percentage of segment revenues, decreased from 18.1% for the period ended June 30, 2025 to 14.8% for the period ended June 30, 2026.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 31.9%, from ARS 18,077 million during the fiscal year ended June 30, 2025, to ARS 23,837 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 3,793 million in advertising, promotions and other marketing expenses, mainly due to higher expenses associated with commercial and promotional activities; (ii) an increase of ARS 2,123 million in bad debts (charge and recovery, net); (iii) an increase of ARS 398 million in indirect taxes; (iv) an increase of ARS 135 million in amortization and depreciation charges; and (v) an increase of ARS 59 million in fees and compensations for services; partially offset by (vi) a decrease of ARS 740 million in salaries, social security charges and other personnel administrative expenses; and (vii) a decrease of ARS 10 million in rents and expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, increased from 5.0% during the fiscal year ended June 30, 2025, to 6.5% during the fiscal year ended June 30, 2026.

Offices. Selling expenses associated with our Offices segment increased by 0.5%, from ARS 1,190 million during the fiscal year ended June 30, 2025, to ARS 1,196 million during the fiscal year ended June 30, 2026. Such variation was mainly generated as a result of: (i) an increase of ARS 74 million in advertising, promotions and other marketing expenses; (ii) an increase of ARS 8 million in bad debts (charge and recovery, net); (iii) an increase of ARS 4 million in indirect taxes; and (iv) an increase of ARS 3 million in fees and compensations for services; partially offset by (v) a decrease of ARS 79 million in salaries, social security charges and other personnel administrative expenses; (vi) a decrease of ARS 2 million in maintenance, security, cleaning, repairs and related expenses; (vii) a decrease of ARS 1 million in rents and expenses; and (viii) a decrease of ARS 1 million in amortization and depreciation charges. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, decreased from 4.4% during the fiscal year ended June 30, 2025, to 4.1% during the fiscal year ended June 30, 2026.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 8.4%, from ARS 4,161 million during the fiscal year ended June 30, 2025, to ARS 3,812 million during the fiscal year ended June 30, 2026. The variation was mainly explained by lower expenses incurred in the sale of properties due to a lower number of transactions than in the prior fiscal year. Among the most significant variations were: (i) a decrease of ARS 1,600 million in indirect taxes due to lower stamp tax expenses; (ii) a decrease of ARS 205 million in salaries, social security charges and other personnel administrative expenses; and (iii) a decrease of ARS 3 million in rents and expenses; partially offset by (iv) an increase of ARS 1,435 million in advertising, promotions and other marketing expenses; (v) an increase of ARS 17 million in fees and compensations for services; and (vi) an increase of ARS 7 million in travel, transportation and stationery. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 24.4% during the fiscal year ended June 30, 2025, to 13.2% during the fiscal year ended June 30, 2026.

Hotels. Selling expenses associated with our Hotels segment decreased by 9.5%, from ARS 6,747 million during the fiscal year ended June 30, 2025, to ARS 6,104 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a decrease of ARS 343 million in fees and compensations for services; (ii) a decrease of ARS 190 million in indirect taxes; (iii) a decrease of ARS 95 million in salaries, social security charges and other personnel administrative expenses; (iv) a decrease of ARS 82 million in other charges; (v) a decrease of ARS 14 million in travel, transportation and stationery; and (vi) a decrease of ARS 12 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vii) an increase of ARS 81 million in advertising, promotions and other marketing expenses; (viii) an increase of ARS 11 million in bad debts (charge and recovery, net); and (ix) an increase of ARS 2 million in amortization and depreciation charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, decreased from 7.8% during the fiscal year ended June 30, 2025, to 6.9% during the fiscal year ended June 30, 2026.

Others. Selling expenses associated with our Others segment decreased by 7.0%, from ARS 2,021 million during the fiscal year ended June 30, 2025, to ARS 1,880 million during the fiscal year ended June 30, 2026. This decrease is mainly due to: (i) a decrease of ARS 450 million in advertising, promotions and other marketing expenses; and (ii) a decrease of ARS 24 million in fees and compensations for services; partially offset by (iii) an increase of ARS 315 million in indirect taxes; and (iv) an increase of ARS 24 million in bad debts (charge and recovery, net). Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, decreased from 22.6% during the fiscal year ended June 30, 2025, to 16.6% during the fiscal year ended June 30, 2026.

Other Operating Results, Net

Agricultural Business

Agricultural Production. Other operating results, net, for the Agricultural Production segment decreased by ARS 15,755 million, from a gain of ARS 7,995 million for the fiscal year ended June 30, 2025 to a loss of ARS 7,760 million for the fiscal year ended June 30, 2026. This decrease was primarily attributable to lower gains on commodity derivatives as a result of positions held during the fiscal year.

Land Sales and Transformation. Other operating results, net, for the Land Sales and Transformation segment decreased by ARS 6,705 million, from a gain of ARS 4,670 million for the fiscal year ended June 30, 2025 to a loss of ARS 2,035 million for the fiscal year ended June 30, 2026. This decrease was primarily attributable to: (i) an impairment loss on property, plant and equipment of ARS 3,571 million related to the La Suiza agricultural operation; and (ii) the valuation effect of receivables associated with farmland sales denominated in soybean bags, whose fair value measurement reflected the decline in soybean prices during the fiscal year.

Others. Other operating results, net, for the Other segment increased by ARS 919 million, from a gain of ARS 3,301 million for the fiscal year ended June 30, 2025 to a gain of ARS 4,220 million for the fiscal year ended June 30, 2026. This increase was primarily attributable to higher interest income generated by operating assets, mainly related to default interest charged on trade receivables.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 9.7%, from a net loss of ARS 668 million during the fiscal year ended June 30, 2025, to a net loss of ARS 603 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) a higher charge of ARS 1,472 million for donations; and (ii) a lower gain of ARS 10 million from the sale of property, plant and equipment; partially offset by (iii) a gain of ARS 1,016 million from other income related to the acquisition of tax credits; (iv) an increase of ARS 500 million in interest earned generated by operating assets; (v) a lower charge of ARS 22 million for lawsuits; and (vi) an increase of ARS 9 million in management fee income. Other operating results, net from this segment, measured as a percentage of revenues from this segment, remained stable at 0.2% negative during the fiscal years presented.

Offices. Other operating results, net associated with our Offices segment varied by 65.4%, from a net profit of ARS 243 million during the fiscal year ended June 30, 2025, to a net profit of ARS 84 million during the fiscal year ended June 30, 2026, mainly as a result of: (i) an increase of ARS 84 million in other expenses, mainly due to charges related to claims and damages; (ii) a higher charge of ARS 70 million for donations; (iii) a decrease of ARS 29 million in interest earned generated by operating assets; and (iv) a lower gain of ARS 1 million from the sale of property, plant and equipment; partially offset by (v) a lower charge of ARS 25 million for lawsuits. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.9% positive during the fiscal year ended June 30, 2025, to 0.3% positive during the fiscal year ended June 30, 2026.

Sales and Developments. Other operating results, net associated with our Sales and Developments segment varied by 16.5%, from a net loss of ARS 25,468 million for the fiscal year ended June 30, 2025, to a net loss of ARS 29,670 million for the fiscal year ended June 30, 2026, mainly due to: (i) an impairment loss on property, plant and equipment of ARS 18,021 million related to La Adela; and (ii) a higher charge of ARS 726 million for donations; partially offset by: (iii) a lower loss of ARS 13,600 million from the impairment of trading properties for the fiscal year ended June 30, 2026, arising from the comparison between the inflation-adjusted cost of such properties (ARS 230,750 million) and their net realizable value (ARS 218,810 million); (iv) an increase of ARS 571 million in management fee income; and (v) an increase of ARS 196 million in interest income generated by operating assets. Other operating results, net, from this segment, as a percentage of segment revenues, changed from 149.4% negative for the fiscal year ended June 30, 2025, to 102.8% negative for the fiscal year ended June 30, 2026.

Hotels. Other operating results, net associated with the Hotels segment varied by 31.0%, from a net loss of ARS 633 million during the fiscal year ended June 30, 2025, to a net loss of ARS 437 million during the fiscal year ended June 30, 2026, mainly due to a lower charge of ARS 260 million for lawsuits, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 0.7% negative during the fiscal year ended June 30, 2025, to 0.5% negative during the fiscal year ended June 30, 2026.

Others. Other operating results, net associated with the Others segment varied by 185.7%, from a net profit of ARS 3,556 million during the fiscal year ended June 30, 2025, to a net loss of ARS 3,048 million during the fiscal year ended June 30, 2026, mainly due to: (i) a lower positive result of ARS 3,694 million from the sale of associates compared to the fiscal year ended June 30, 2025; (ii) a lower gain of ARS 2,053 million generated from other operating results, mainly explained by the recovery of provisions recorded in the comparative fiscal year related to La Arena S.A.; and (iii) a higher charge of ARS 1,033 million for lawsuits and contingencies; partially offset by (iv) an increase of ARS 173 million in management fee income; and (v) an increase of ARS 5 million in interest earned generated by operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 39.7% positive during the fiscal year ended June 30, 2025, to 27.0% negative during the fiscal year ended June 30, 2026.

Management Fees

The company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our results for advisory services related to all types of matters connected with activities and investments, such as farming, real estate, finance, hotels, etc. The expense associated with this management fee increased by 124.0%, from a loss of ARS 12,127 million for the fiscal year ended June 30, 2025 to a loss of ARS 27,169 million for the fiscal year ended June 30, 2026, as a result of the increase in earnings for the fiscal year used as the basis for its calculation.

Operating Results

Agricultural Business

Agricultural Production. Operating results from operations in the Agricultural Production segment decreased by ARS 40,823 million, from a gain of ARS 21,282 million for the fiscal year ended June 30, 2025 to a loss of ARS 19,541 million for the fiscal year ended June 30, 2026.

Land Sales and Transformation. Operating results from operations in the Land Sales and Transformation segment decreased by ARS 82,409 million, from a gain of ARS 74,690 million for the fiscal year ended June 30, 2025 to a loss of ARS 7,719 million for the fiscal year ended June 30, 2026.

Corporate. Operating results from operations in the Corporate segment improved by ARS 2,137 million, from a loss of ARS 7,913 million for the fiscal year ended June 30, 2025 to a loss of ARS 5,776 million for the fiscal year ended June 30, 2026.

Others. Operating results from operations in the Other segment increased by ARS 40,769 million, from a loss of ARS 23,174 million for the fiscal year ended June 30, 2025 to a gain of ARS 17,595 million for the fiscal year ended June 30, 2026.

Urban Properties and Investment Business

Shopping Malls. Operating results from operations associated with the Shopping Malls segment decreased by 39.5%, from a net profit of ARS 869,081 million during the fiscal year ended June 30, 2025, to a net profit of ARS 525,607 million during the fiscal year ended June 30, 2026. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, decreased from 240.6% positive during the fiscal year ended June 30, 2025, to 142.5% positive during the fiscal year ended June 30, 2026.

Offices. Operating results from operations associated with our Offices segment varied by 98.4%, from a net loss of ARS 178,542 million during the fiscal year ended June 30, 2025, to a net loss of ARS 2,894 million during the fiscal year ended June 30, 2026. Such variation was mainly attributable to a lower loss of ARS 174,137 million from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, varied from 666.3% negative during the fiscal year ended June 30, 2025, to 9.9% negative during the fiscal year ended June 30, 2026.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 80.3%, from a net loss of ARS 433,079 million during the fiscal year ended June 30, 2025, to a net loss of ARS 85,202 million during the fiscal year ended June 30, 2026. Such variation was mainly due to the result from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,541.2% negative during the fiscal year ended June 30, 2025, to 295.2% negative during the fiscal year ended June 30, 2026.

Hotels. Operating results from operations associated with the Hotels segment varied by 64.3%, from a net profit of ARS 5,273 million during the fiscal year ended June 30, 2025, to a net profit of ARS 8,661 million during the fiscal year ended June 30, 2026. This increase is mainly explained by a partial recovery in occupancy levels and revenues following the decline in activity recorded during the fiscal year ended June 30, 2025. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, increased from 6.1% positive during the fiscal year ended June 30, 2025, to 9.8% positive during the fiscal year ended June 30, 2026.

Others. Operating results from operations associated with the Others segment varied by 4.7%, from a net loss of ARS 14,629 million during the fiscal year ended June 30, 2025, to a net loss of ARS 15,314 million during the fiscal year ended June 30, 2026. Such variation is mainly due to higher administrative expenses and a higher loss in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 163.3% negative during the fiscal year ended June 30, 2025, to 135.5% negative during the fiscal year ended June 30, 2026.

Share of Profit / (Loss) Of Associates and Joint Ventures

Agricultural Business

Based on segment information (including all of our joint ventures, as well as intersegment eliminations), the share of profit / (loss) of associates and joint ventures increased by ARS 1,692 million (122.6%), from a loss of ARS 1,380 million for the fiscal year ended June 30, 2025 to a gain of ARS 312 million for the fiscal year ended June 30, 2026.

Agricultural Production. The share of profit of associates and joint ventures in the Agricultural Production segment increased by 115.7%, from a gain of ARS 492 million for the fiscal year ended June 30, 2025 to a gain of ARS 1,061 million for the fiscal year ended June 30, 2026. This increase was primarily attributable to improved results at Agrouranga, mainly driven by a lower relative impact of structural expenses on operating results. This was partially offset by weaker results at Uranga Trading, primarily due to lower sales margins, higher plant and structural costs in U.S. dollars, and lower pea and chickpea prices.

Others. The share of loss of associates and joint ventures in the Other segment improved by 60.0%, from a loss of ARS 1,872 million for the fiscal year ended June 30, 2025 to a loss of ARS 749 million for the fiscal year ended June 30, 2026. This improvement was primarily attributable to Agrofy, where expense savings of USD 728 thousand partially offset the impact of revenues below budget.

Urban Properties and Investment Business

The share of profit of associates and joint ventures, according to the segment information, including joint ventures, increased by 4.9%, from a net profit of ARS 37,292 million during the fiscal year ended June 30, 2025 to a net profit of ARS 39,134 million during the fiscal year ended June 30, 2026, mainly due to higher positive results from the Others segment.

Also, partially offset by a 61.8% decrease the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Puerto Retiro S.A. (Sales and Developments segment), which decreased, from a profit of ARS 3,462 million during the fiscal year ended June 30, 2025, to a profit of ARS 1,323 million during the fiscal year ended June 30, 2026, mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

Shopping Malls. In the information by segments, the share of profit / (loss) of the joint venture Nuevo Puerto Santa Fe S.A. is recorded on a consolidated basis, line by line in this segment.

Offices. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Sales and Developments. The share of profit / (loss) of the joint venture Puerto Retiro S.A. is recorded on a consolidated basis, line by line.

Hotels. This segment does not show results from the share of profit / (loss) of associates and joint ventures.

Others. The share of profit of associates from the Others segment increased by 11.8%, from a net profit of ARS 33,830 million during the fiscal year ended June 30, 2025, to a net profit of ARS 37,811 million during the fiscal year ended June 30, 2026, mainly as a result of the variation from our investments in La Rural S.A. by ARS 1,131 million positive, New Lipstick LLC by ARS 1,339 million positive, Challenger Gold Limited by ARS 3,792 million positive, and Banco Hipotecario S.A. by ARS 2,431 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial Results, Net

Net financial results recorded a positive variation of ARS 268 million, increasing from a gain of ARS 63,537 million for the fiscal year ended June 30, 2025 to a gain of ARS 63,805 million for the fiscal year ended June 30, 2026. This variation was primarily attributable to: (i) an increase of ARS 107,848 million in net foreign exchange gains; (ii) an increase of ARS 21,220 million in gains from exposure to changes in the purchasing power of the currency (RECPAM); (iii) a decrease of ARS 8,774 million in net losses from derivative financial instruments, excluding commodities; (iv) the absence of other negative financial results amounting to ARS 7,291 million that had been recognized in the comparative fiscal year; and (v) an increase of ARS 1,730 million in finance income. These positive effects were substantially offset by: (i) a decrease of ARS 75,538 million in net gains from the fair value measurement of financial assets and liabilities through profit or loss; (ii) an increase of ARS 60,807 million in interest expense; (iii) an increase of ARS 9,628 million in other financial costs; and (iv) a decrease of ARS 622 million in gains from the repurchase of notes.

Income Tax

The Company applies the deferred tax method to calculate income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax expense increased from a loss of ARS 94,879 million for the fiscal year ended June 30, 2025 to a loss of ARS 117,193 million for the fiscal year ended June 30, 2026. Of this amount, a gain of ARS 27,168 million was attributable to the Agribusiness segment, offset by a loss of ARS 144,361 million attributable to the Urban Properties and Investments Business segment.

Net Profit

As a result of the factors described above, our net profit for the year increased by ARS 72,645 million, from net income of ARS 299,635 million for the fiscal year ended June 30, 2025 to net income of ARS 372,280 million for the fiscal year ended June 30, 2026. Of this amount, a loss of ARS 26,784 million was attributable to the Agribusiness segment, which was offset by a gain of ARS 399,064 million attributable to the Urban Properties and Investments Business segment.

Results of Operations for the Fiscal Years ended June 30, 2025 and 2024

The following table contains a summary of our results of operations for the years ended June 30, 2025 and 2024.

	Agricultural business			Urban Properties and Investment business			Total segment information			Joint ventures (i)			Adjustments (ii)			Elimination of inter-segment transactions and non-reportable assets / liabilities			Total Statement of Income / Financial Position
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in million of ARS)
Revenues	598,649	672,565	(73,916)	500,352	503,744	(3,392)	1,099,001	1,176,309	(77,308)	(2,900)	(2,706)	(194)	128,254	110,690	17,564	(3,519)	(3,091)	(428)	1,220,836	1,281,202	(60,366)
Costs	(516,513)	(559,338)	42,825	(116,996)	(91,035)	(25,961)	(633,509)	(650,373)	16,864	273	301	(28)	(128,974)	(112,901)	(16,073)	(3)	-	(3)	(762,213)	(762,973)	760
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	9,941	13,717	-	-	-	23,658	9,941	13,717	-	-	-	-	-	-	3,047	1,321	1,726	26,705	11,262	15,443
Changes in the net realizable value of agricultural products after harvest	6,199	13,357	(7,158)	-	-	-	6,199	13,357	(7,158)	-	-	-	-	-	-	-	-	-	6,199	13,357	(7,158)
Gross profit / (loss)	111,993	136,525	(24,532)	383,356	412,709	(29,353)	495,349	549,234	(53,885)	(2,627)	(2,405)	(222)	(720)	(2,211)	1,491	(475)	(1,770)	1,295	491,527	542,848	(51,321)
Net loss from fair value adjustment of investment properties	16,649	(13,879)	30,528	12,199	(636,004)	648,203	28,848	(649,883)	678,731	(3,374)	679	(4,053)	-	-	-	-	-	-	25,474	(649,204)	674,678
Gain from disposal of farmlands	56,079	97,960	(41,881)	-	-	-	56,079	97,960	(41,881)	-	-	-	-	-	-	-	-	-	56,079	97,960	(41,881)
General and administrative expenses	(56,709)	(62,705)	5,996	(92,285)	(95,802)	3,517	(148,994)	(158,507)	9,513	399	323	76	-	-	-	354	198	156	(148,241)	(157,986)	9,745
Selling expenses	(79,093)	(81,494)	2,401	(32,196)	(32,566)	370	(111,289)	(114,060)	2,771	169	247	(78)	-	-	-	143	1,383	(1,240)	(110,977)	(112,430)	1,453
Other operating results, net	15,966	51,955	(35,989)	(22,970)	(13,060)	(9,910)	(7,004)	38,895	(45,899)	(5)	(41)	36	463	781	(318)	(124)	162	(286)	(6,670)	39,797	(46,467)
Management fees	-	-	-	-	-	-	-	-	-	-	-	-	(12,127)	(17,288)	5,161	-	-	-	(12,127)	(17,288)	5,161
Profit / (loss) from operations	64,885	128,362	(63,477)	248,104	(364,723)	612,827	312,989	(236,361)	549,350	(5,438)	(1,197)	(4,241)	(12,384)	(18,718)	6,334	(102)	(27)	(75)	295,065	(256,303)	551,368
Share of (loss) / profit of associates and joint ventures	(1,380)	(2,018)	638	33,830	62,859	(29,029)	32,450	60,841	(28,391)	3,462	515	2,947	-	-	-	-	-	-	35,912	61,356	(25,444)
Segment profit / (loss)	63,505	126,344	(62,839)	281,934	(301,864)	583,798	345,439	(175,520)	520,959	(1,976)	(682)	(1,294)	(12,384)	(18,718)	6,334	(102)	(27)	(75)	330,977	(194,947)	525,924

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes gross profit / (loss) of ARS (720) million and ARS (2,211) million corresponding to Building Administration Expenses and Collective Promotion Fund (FPC), as of June 30, 2025 and 2024, respectively.

Agricultural Business

The following table shows a summary of our results of operations of our Agricultural Business segment for the fiscal years ended June 30, 2025 and 2024.

	Agricultural production			Land transformation and sales			Corporate			Others			Total
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in million of ARS)
Revenues	436,668	499,707	(63,039)	-	-	-	-	-	-	161,981	172,858	(10,877)	598,649	672,565	(73,916)
Costs	(374,521)	(445,067)	70,546	(520)	(425)	(95)	-	-	-	(141,472)	(113,846)	(27,626)	(516,513)	(559,338)	42,825
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	9,941	13,717	-	-	-	-	-	-	-	-	-	23,658	9,941	13,717
Changes in the net realizable value of agricultural products after harvest	6,199	13,357	(7,158)	-	-	-	-	-	-	-	-	-	6,199	13,357	(7,158)
Gross profit / (loss)	92,004	77,938	14,066	(520)	(425)	(95)	-	-	-	20,509	59,012	(38,503)	111,993	136,525	(24,532)
Net loss from fair value adjustment of investment properties	-	-	-	16,649	(13,879)	30,528	-	-	-	-	-	-	16,649	(13,879)	30,528
Gain from disposal of farmlands	-	-	-	56,079	97,960	(41,881)	-	-	-	-	-	-	56,079	97,960	(41,881)
General and administrative expenses	(31,061)	(36,570)	5,509	(115)	(117)	2	(7,913)	(8,533)	620	(17,620)	(17,485)	(135)	(56,709)	(62,705)	5,996
Selling expenses	(47,656)	(53,874)	6,218	(2,073)	(2,214)	141	-	-	-	(29,364)	(25,406)	(3,958)	(79,093)	(81,494)	2,401
Other operating results, net	7,995	15,825	(7,830)	4,670	25,575	(20,905)	-	-	-	3,301	10,555	(7,254)	15,966	51,955	(35,989)
Profit / (loss) from operations	21,282	3,319	17,963	74,690	106,900	(32,210)	(7,913)	(8,533)	620	(23,174)	26,676	(49,850)	64,885	128,362	(63,477)
Share of profit/ (loss) of associates and joint ventures	492	2,886	(2,394)	-	-	-	-	-	-	(1,872)	(4,904)	3,032	(1,380)	(2,018)	638
Segment profit / (loss)	21,774	6,205	15,569	74,690	106,900	(32,210)	(7,913)	(8,533)	620	(25,046)	21,772	(46,818)	63,505	126,344	(62,839)

Urban Properties and Investment Business

The following table shows a summary of our results of operations of our Urban Properties and Investment Business segment for the fiscal years ended June 30, 2025 and 2024.

	Shopping Malls			Offices			Sales and developments			Hotels			Others			Total
	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.	06.30.25	06.30.24	Var.
	(in millions of ARS)
Revenues	361,288	334,495	26,793	26,796	30,243	(3,447)	17,042	17,215	(173)	86,266	114,637	(28,371)	8,960	7,154	1,806	500,352	503,744	(3,392)
Costs	(27,651)	(19,949)	(7,702)	(2,326)	(2,201)	(125)	(23,944)	(9,950)	(13,994)	(57,625)	(53,885)	(3,740)	(5,450)	(5,050)	(400)	(116,996)	(91,035)	(25,961)
Gross profit	333,637	314,546	19,091	24,470	28,042	(3,572)	(6,902)	7,265	(14,167)	28,641	60,752	(32,111)	3,510	2,104	1,406	383,356	412,709	(29,353)
Net loss from fair value adjustment of investment properties	592,917	(27,810)	620,727	(198,907)	(129,562)	(69,345)	(381,050)	(478,094)	97,044	-	-	-	(761)	(538)	(223)	12,199	(636,004)	648,203
General and administrative expenses	(38,728)	(40,232)	1,504	(3,158)	(3,839)	681	(15,498)	(16,404)	906	(15,988)	(17,394)	1,406	(18,913)	(17,933)	(980)	(92,285)	(95,802)	3,517
Selling expenses	(18,077)	(16,770)	(1,307)	(1,190)	(335)	(855)	(4,161)	(6,025)	1,864	(6,747)	(7,829)	1,082	(2,021)	(1,607)	(414)	(32,196)	(32,566)	370
Other operating results, net	(668)	(5,288)	4,620	243	(117)	360	(25,468)	(7,085)	(18,383)	(633)	(2,106)	1,473	3,556	1,536	2,020	(22,970)	(13,060)	(9,910)
Profit / (loss) from operations	869,081	224,446	644,635	(178,542)	(105,811)	(72,731)	(433,079)	(500,343)	67,264	5,273	33,423	(28,150)	(14,629)	(16,438)	1,809	248,104	(364,723)	612,827
Share of profit of associates and joint ventures	-	-	-	-	-	-	-	-	-	-	-	-	33,830	62,859	(29,029)	33,830	62,859	(29,029)
Segment profit / (loss)	869,081	224,446	644,635	(178,542)	(105,811)	(72,731)	(433,079)	(500,343)	67,264	5,273	33,423	(28,150)	19,201	46,421	(27,220)	281,934	(301,864)	583,798

Revenues

Agricultural Business

Agricultural Production. Revenues from the Agricultural Production segment decreased by 12.6%, from ARS 499,707 million for the fiscal year ended June 30, 2024, to ARS 436,668 million for the fiscal year ended June 30, 2025. Such decrease is mainly attributable to:

•	ARS 82,234 million decrease in revenues from crop sales, as a result of the decline in international commodity prices (USD/Tn) and a reduction in the volume of tons traded in Argentina, partially offset by an increase in the volume traded in Brazil;

•	ARS 1,001 million decrease in revenues from leases and services in Brazil, due to lower leasing activity with third parties (measured in soybean bags);

•	ARS 12,254 million increase in revenues from cattle sales, due to improved price performance in Argentina; and

•	ARS 7,942 million increase in revenues from sugarcane sales, resulting from a higher volume of tons traded and better prices.

Others. Revenues from the Others segment decreased by 6.3%, from ARS 172,858 million for the fiscal year ended June 30, 2024, to ARS 161,981 million for the fiscal year ended June 30, 2025. This variation is mainly explained by an ARS 10,877 million decrease in revenues from brokerage, consignment, and others.

Urban Properties and Investment Business

Shopping Malls. Revenues from the Shopping Malls segment increased by 8.0% from ARS 334,495 million during the fiscal year ended June 30, 2024, to ARS 361,288 million during the fiscal year ended June 30, 2025. Rental income increased by 5.8% compared to the prior year, mainly due to changes in lease negotiations with tenants and to a higher quantity and amount of income from retail stands. During the fiscal year ended June 30, 2025, the increase in revenues was mainly due to: (i) an increase of ARS 59,849 million in base rental revenues, mainly explained by contract renegotiations under more favorable terms; (ii) an increase of ARS 4,225 million in parking revenues, mainly explained by rate adjustments above inflation; (iii) an increase of ARS 3,691 million in admission rights, mainly due to contract renegotiations; (iv) an increase of ARS 2,718 million in commissions; and (v) an increase of ARS 351 million in revenues from management and administrative services; partially offset by (vi) a decrease of ARS 43,994 million in contingent rental revenues.

Offices. Revenues from the Offices segment decreased by 11.4% from ARS 30,243 million during the fiscal year ended June 30, 2024, to ARS 26,796 million during the fiscal year ended June 30, 2025. This variation is mainly explained by a decrease in revenue from leases by 12.1% from ARS 30,122 million during the fiscal year ended June 30, 2024, to ARS 26,483 million during the fiscal year ended June 30, 2025. The decrease is primarily attributable to the stability of lease rates expressed in U.S. dollars and to a foreign exchange variation that was lower than the inflation rate.

Sales and Developments. Revenues from the Sales and Developments segment recorded a 1.0% decrease from ARS 17,215 million during the fiscal year ended June 30, 2024, to ARS 17,042 million during the fiscal year ended June 30, 2025. The decrease was mainly attributable to: (i) a decrease of ARS 2,082 million in rental income, due to lower occupancy of units during the fiscal year ended June 30, 2025, and because in the fiscal year ended June 30, 2024, spaces had been leased for events and filming; partially offset by (ii) an increase of ARS 1,617 million in revenues from the sale of trading properties, as during the fiscal year ended June 30, 2025 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers” and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM, while in the fiscal year ended June 30, 2024, two plots of land in Canelones (Uruguay) had been sold by VAM.

Hotels. Revenues from our Hotels segment decreased by 24.7% from ARS 114,637 million during the fiscal year ended June 30, 2024, to ARS 86,266 million during the fiscal year ended June 30, 2025. This decrease is mainly explained by a drop in international tourism arrivals as a result of reduced currency competitiveness in the country.

Others. Revenues from the Others segment increased by 25.2% from ARS 7,154 million during the fiscal year ended June 30, 2024, to ARS 8,960 million during the fiscal year ended June 30, 2025, mainly due to the greater number of congresses and fairs held at the Buenos Aires Convention Centre (LA RURAL S.A. - OFC S.R.L. - OGDEN S.A - ENTRETENIMIENTO UNIVERSAL S.A. - Unión transitoria - (administrator of the Convention and Exhibition Centre of the City of Buenos Aires)) and the fee charged by Shefa for the services of the APPA application for promotions and actions of the Shopping Malls.

Costs

Agricultural Business

Agricultural Production. The costs of the Agricultural Production segment decreased by 15.9%, from ARS 445,067 million for the fiscal year ended June 30, 2024, to ARS 374,521 million for the fiscal year ended June 30, 2025, primarily due to:

•	ARS 83,960 million decrease in crop sales costs, as a result of a lower volume of tons sold in Argentina, partially offset by a higher volume of tons sold in Brazil;

•	ARS 4,285 million decrease in lease and service costs, mainly due to lower lease costs in Brazil;

•

ARS 11,955 million increase in cattle sales costs, primarily as a result of a higher volume of kilograms sold during the fiscal year ended June 30, 2025, compared to the fiscal year ended June 30, 2024; and

•	ARS 5,744 million increase in sugarcane sales costs, mainly due to an increase in the volume of sugarcane sold.

Costs of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 89.1% during the fiscal year ended June 30, 2024, to 85.8% during the fiscal year ended June 30, 2025.

Land transformation and sales. The costs of the Land Transformation and Sales segment increased by 22.4%, from ARS 425 million for the fiscal year ended June 30, 2024, to ARS 520 million for the fiscal year ended June 30, 2025. This variation is mainly explained by farmland sales that occurred during both fiscal years, considering that in the fiscal year ended June 30, 2025, there was a higher number of hectares sold compared to the fiscal year ended June 30, 2024.

Others. The costs of the Others segment increased by 24.3%, from ARS 113,846 million for the fiscal year ended June 30, 2024, to ARS 141,472 million for the fiscal year ended June 30, 2025. This increase is mainly related to higher consignment and storage costs. Costs of the Others segment, measured as a percentage of revenues from this segment, increased from 65.9% during the fiscal year ended June 30, 2024, to 87.3% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Costs associated with the Shopping Malls segment increased by 38.6%, from ARS 19,949 million during the fiscal year ended June 30, 2024, to ARS 27,651 million during the fiscal year ended June 30, 2025, primarily due to higher activity levels at the shopping malls, which led to higher operating costs, mainly explained by: (i) an increase of ARS 1,877 million in amortization and depreciation charges, partially due to the recognition of the Terrazas de Mayo brand acquired during the fiscal year ended June 30, 2025, as well as the capitalization of construction works; (ii) an increase of ARS 1,727 million in rents and expenses; (iii) an increase of ARS 1,524 million in fees and compensations for services; (iv) an increase of ARS 1,284 million in salaries, social security charges and other personnel administrative expenses; (v) an increase of ARS 799 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 731 million in indirect taxes; partially offset by (vii) a decrease of ARS 129 million in bank expenses; and (viii) a decrease of ARS 120 million in travel, transportation and stationery. Costs associated with the Shopping Malls segment, measured as a percentage of the revenues from this segment, increased from 6.0% during the fiscal year ended June 30, 2024, to 7.7% during the fiscal year ended June 30, 2025.

Offices. Costs associated with the Offices segment increased by 5.7%, from ARS 2,201 million during the fiscal year ended June 30, 2024, to ARS 2,326 million during the fiscal year ended June 30, 2025. Office costs were influenced by higher occupancy in Class A+ and A buildings, as well as by the costs associated with the Coworking Philips space. The variation was mainly due to: (i) an increase of ARS 198 million in rents and expenses, partially explained by higher expenses from the Coworking Philips space; (ii) an increase of ARS 252 million in maintenance, security, cleaning, repairs and related expenses; (iii) an increase of ARS 99 million in travel, transportation and stationery; (iv) an increase of ARS 47 million in amortization and depreciation charges; partially offset by (v) a decrease of ARS 476 million in fees and compensations for services. Costs associated with the Offices segment, measured as a percentage of revenues from this segment, increased from 7.3% during the fiscal year ended June 30, 2024, to 8.7% during the fiscal year ended June 30, 2025.

Sales and Developments. Costs associated with our Sales and Developments segment recorded a 140.6% increase from ARS 9,950 million during the fiscal year ended June 30, 2024, to ARS 23,944 million during the fiscal year ended June 30, 2025 (a rise aligned with sales growth, thus justifying the higher costs), mainly due to: (i) an increase of ARS 12,772 million in cost of goods sold and services, mainly explained by the sale of 37 lots in the “Nuevo Quilmes 2” neighborhood and a plot of land located in Tigre, the assignment of rights for a unit in the “Human Abasto Towers”, and the payment in kind of units from Towers 1 and 2 located in Canelones (Uruguay) by VAM; (ii) an increase of ARS 713 million in rents and expenses; (iii) an increase of ARS 404 million in salaries, social security charges and other personnel administrative expenses; (iv) an increase of ARS 157 million in indirect taxes; (v) an increase of ARS 78 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (vi) a decrease of ARS 98 million in fees and compensations for services. Costs in the Sales and Developments segment, measured as a percentage of revenues from this segment, increased from 57.8% during the fiscal year ended June 30, 2024, to 140.5% during the fiscal year ended June 30, 2025.

Hotels. Costs in the Hotels segment increased by 6.9%, from ARS 53,885 million during the fiscal year ended June 30, 2024, to ARS 57,625 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 5,808 million in salaries, social security charges and other personnel administrative expenses; partially offset by (ii) a decrease of ARS 962 million in food, beverages and other hotel expenses; (iii) a decrease of ARS 701 million in fees and compensations for services; (iv) a decrease of ARS 294 million in maintenance, security, cleaning, repairs and related expenses; and (v) a decrease of ARS 203 million in amortization and depreciation charges. Costs in the Hotels segment, measured as a percentage of revenues from this segment, increased from 47.0% during the fiscal year ended June 30, 2024, to 66.8% during the fiscal year ended June 30, 2025.

Others. Costs in the Others segment increased by 7.9%, from ARS 5,050 million during the fiscal year ended June 30, 2024, to ARS 5,450 million during the fiscal year ended June 30, 2025, mainly as a result of (i) an increase of ARS 272 million in indirect taxes; (ii) an increase of ARS 200 million in fees and compensations for services; (iii) an increase of ARS 96 million in amortization and depreciation charges; (iv) an increase of ARS 58 million in travel, transportation and stationery; partially offset by (v) a decrease of ARS 153 million in other charges; (vi) a decrease of ARS 39 million in salaries, social security charges and other personnel administrative expenses; and (vii) a decrease of ARS 32 million in maintenance, security, cleaning, repairs and related expenses. Costs in the Others segment, measured as a percentage of revenues from this segment, decreased from 70.6% during the fiscal year ended June 30, 2024, to 60.8% during the fiscal year ended June 30, 2025.

Initial Recognition and Changes in the Fair Value of Biological Assets and Agricultural Produce at the Point of Harvest

According to information by segments (taking into account the result from operations from our joint ventures and excluding those related to building administration expenses and collective promotion fund and business inter-segment transactions), the result from the initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest increased by ARS 13,717 million (138.0%), from a gain of ARS 9,941 million for the fiscal year ended June 30, 2024, to a gain of ARS 23,658 million for the fiscal year ended June 30, 2025.

Such variation was mainly as a result of:

•	An increase of ARS 7,655 million in sugarcane production results, driven by a higher volume of tons produced and an increase in international market prices;

•	A positive result of ARS 29,757 million from cattle production and holding, due to prices performing better relative to inflation compared to the previous fiscal year, along with an increase in kilograms produced;

•	A decrease of ARS 19,095 million in grain production results, explained by a loss in the 2024-2025 crop season due to a decline in average NRV of grains and lower average yields in Argentina, partially offset by a gain in Brazil, supported by favorable weather conditions.

Changes in the Net Realizable Value of Agricultural Produce After Harvest

Results from changes in the net realizable value of agricultural produce after harvest, according to the segment information, including joint ventures, decreased by ARS 7,158 million (53.6%), from a gain of ARS 13,357 million during the fiscal year ended June 30, 2024, to a gain of ARS 6,199 million during the fiscal year ended June 30, 2025.

This variation originated mainly in Argentina, due to lower international prices and a depreciation of the Argentine peso below the inflation rate compared to the previous fiscal year.

Gross Profit

Agricultural Business

Agricultural Production. Gross profit from this segment increased by 18.0%, from a profit of ARS 77,938 million in the fiscal year ended June 30, 2024, to a profit of ARS 92,004 million in the fiscal year ended June 30, 2025.

Land Transformation and Sales. Gross loss from this segment increased by 22.4%, from a loss of ARS 425 million in the fiscal year ended June 30, 2024, to a loss of ARS 520 million in the fiscal year ended June 30, 2025.

Others. Gross profit from this segment decreased by 65.2%, from a profit of ARS 59,012 million in the fiscal year ended June 30, 2024, to a profit of ARS 20,509 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Gross profit from the Shopping Malls segment increased by 6.1%, from a profit of ARS 314,546 million during the fiscal year ended June 30, 2024, to an ARS 333,637 million profit during the fiscal year ended June 30, 2025, mainly as a result of the previously mentioned increase in revenue. Gross profit from the Shopping Malls segment, measured as a percentage of revenues from this segment, decreased from 94.0% positive during the fiscal year ended June 30, 2024, to 92.4% positive during the fiscal year ended June 30, 2025.

Offices. Gross profit from the Offices segment decreased by 12.7%, from a profit of ARS 28,042 million during the fiscal year ended June 30, 2024, to an ARS 24,470 million profit during the fiscal year ended June 30, 2025. Gross profit from the Offices segment, measured as a percentage of revenues from this segment, decreased from 92.7% positive during the fiscal year ended June 30, 2024, to 91.3% positive during the fiscal year ended June 30, 2025.

Sales and developments. Gross profit / (loss) from the Sales and Developments segment decreased by 195.0%, from a profit of ARS 7,265 million during the fiscal year ended June 30, 2024, to an ARS 6,902 million loss during the fiscal year ended June 30, 2025. Gross profit / (loss) from the Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 42.2% positive during the fiscal year ended June 30, 2024, to 40.5% negative during the fiscal year ended June 30, 2025.

Hotels. Gross profit from the Hotels segment decreased by 52.9%, from a profit of ARS 60,752 million during the fiscal year ended June 30, 2024, to an ARS 28,641 million profit during the fiscal year ended June 30, 2025. Gross profit from the Hotels segment, measured as a percentage of revenues from this segment, decreased from 53.0% positive during the fiscal year ended June 30, 2024, to 33.2% positive during the fiscal year ended June 30, 2025.

Others. Gross profit from the Others segment increased by 66.8%, from a profit of ARS 2,104 million during the fiscal year ended June 30, 2024, to an ARS 3,510 million profit during the fiscal year ended June 30, 2025. Gross profit from the Others segment, measured as a percentage of revenues from this segment, increased from 29.4% positive during the fiscal year ended June 30, 2024, to 39.2% positive during the fiscal year ended June 30, 2025.

The variations in gross profit / (loss) described herein derive mainly from the variations in revenues and costs discussed above.

Net Gain / (Loss) From Changes in the Fair Value of Investment Properties

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the net gain / (loss) from changes in the fair value of investment properties varied by ARS 30,528 million (220.0%), from a net loss of ARS 13,879 million in the fiscal year ended June 30, 2024, to a net gain of ARS 16,649 million in the fiscal year ended June 30, 2025. This variation was mainly driven by the revaluation of agricultural land in Brazil, due to the increase in market prices of rural properties, improved productive outlook for main crops, and the effect of currency conversion.

Urban Properties and Investment Business

Total consolidated net gain / (loss) from fair value adjustment of investment properties, according to the segment information, including joint ventures, varied by ARS 644,150 million, from a net loss of ARS 635,325 million during the fiscal year ended June 30, 2024, to a net gain of ARS 8,825 million during the fiscal year ended June 30, 2025.

According to information by segments, the net (loss) / gain from fair value adjustment of investment properties went from a loss of ARS 636,004 million (out of which an ARS 27,810 million loss derives from our Shopping Malls segment; an ARS 129,562 million loss from our Offices segment; an ARS 478,094 million loss from our Sales and Developments segment and an ARS 538 million loss from our Others segment) during the fiscal year ended June 30, 2024, to a gain of ARS 12,199 million during the fiscal year ended June 30, 2025 (out of which an ARS 592,917 million profit derives from our Shopping Malls segment; an ARS 198,907 million loss from our Offices segment; an ARS 381,050 million loss from our Sales and Developments segment and an ARS 761 million loss from our Others segment).

The net impact on the Argentine Peso values of our shopping malls was primarily attributable to: (i) more favorable macroeconomic projections related to the projected real exchange rate and inflation; the variation of the official exchange rate, which is used to measure these properties, was 27 percentage points below inflation, and (ii) the discount rate used to discount cash flows, mainly affected by a decrease of approximately 400 basis points in the country risk premium compared to the prior fiscal year.

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

Gain from Disposal of Farmlands

The total result from the sale of farmland, decreased by ARS 41,881 million (42.8%), from ARS 97,960 million for the fiscal year ended June 30, 2024, to ARS 56,079 million for the fiscal year ended June 30, 2025.

Fiscal year ended June 30, 2025

•	On September 26, 2024, BrasilAgro completed the sale of the remaining balance of 1,157 hectares of the Alto Taquari farm, a rural property located in the municipalities of Alto Taquari and Araputanga - Mato Grosso, Brazil. The contract was signed on September 1, 2021 and established the transfer of possession in two stages, the first being on October 10, 2021. The amount to be paid was 1,272,274 bags of soybeans, equivalent to BRL 189.4 million (ARS 57,953 million) at the date of the transaction.

•	On September 30, 2024, BrasilAgro transferred 190 hectares due to the sale of the Rio do Meio farm, a rural property located in the municipality of Correntina-Bahia. The contract was signed on November 8, 2022 and established the transfer of ownership in four stages, this being the third, with the deadline for the fourth and final transfer set for May 2025. The sale price was 54,053 bags of soybeans, equivalent to BRL 7 million (ARS 2,142 million) at the date of the transaction. On May 23, 2025, an additional 660 hectares of the same property were transferred, corresponding to the fourth and final stage of the schedule. The sale price was 75,454 bags of soybeans, equivalent to BRL 10 million (ARS 2,847 million) at the date of the transaction, to be collected in annual installments maturing between July 31, 2027 and 2028.

•	On September 30, 2024, Cresud signed the transfer of ownership deed for the sale of a fraction of the farmland of the property called “Los Pozos”, located in the Province of Salta, with a total area of 3,630 hectares, leaving a remainder of approximately 231,700 hectares of said property in the hands of the Company. The total price was USD 2.23 million (USD/ha 614) of which USD 1.1 million has been collected to date. The remaining balance of USD 1.13 million, guaranteed with a mortgage on the property, has been collected in a single installment in September 2025.

•	As of June 30, 2025, BrasilAgro completed the sale of the entire Preferencia farm, a rural property located in the municipality of Baianópolis, Bahia State, with a total area of 17,799 hectares. The sale price was agreed at 452,342 arrobas of cattle (6,785,130 kg), equivalent to BRL 140.0 million (ARS 39,869 million) at the date of the transaction. As of June 30, 2025, the buyer made an initial payment of BRL 2.0 million (ARS 568 million), and in July 2025 paid the first installment of BRL 40.0 million (ARS 11,392 million), equivalent to 135,703 arrobas of cattle (2,035,545 kg). The remaining balance of 316,640 arrobas (4,749,600 kg) will be paid in six annual installments of 52,773 arrobas (791,595 kg) each, maturing between October 31, 2026 and October 31, 2031.

Fiscal year ended June 30, 2024

•	On October 5, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of field land known as Registration 5,421 of the property called “Los Pozos” located in the province of Salta, with a total area of 4,262 hectares. The total price was USD 2.3 million, which has been fully collected.

•	On December 14, 2023, Cresud signed a transfer deed of ownership for the sale of a fraction of 500 hectares of agricultural activity from its “El Tigre” farm, located in the department of Trenel, province of La Pampa, Argentina. The total price was USD 3.8 million, of which USD 0.9 million remains to be received, which will be paid in two installments, the last of which is dated December 12, 2025, with a mortgage guarantee for said balance. After this transaction, the Company keeps the ownership of approximately 7,860 hectares of “El Tigre” farm.

•	On March 26, 2024, BrasilAgro sold a fraction of 12,335 hectares (8,796 productive hectares) of the “Chaparral” farm located in Correntina, State of Bahia, Brazil, that was acquired in 2007. After this operation, a remaining surface of 24,847 hectares of this farm is still owned by BrasilAgro. The total amount of the operation was set at BRL 364.5 million, subject to variations in the soybean bag price, and the portion of the farm that was sold was valued on the books at BRL 34.0 million.

General and Administrative Expenses

Agricultural Business

Agricultural Production. General and administrative expenses associated with the Agricultural Production segment decreased by 15.1%, from ARS 36,570 million in the fiscal year ended June 30, 2024, to ARS 31,061 million in the fiscal year ended June 30, 2025, mainly due to: a decrease of ARS 4,638 million in expenses related to crop operations; a decrease of ARS 443 million in expenses related to sugarcane operations; a decrease of ARS 223 million in expenses related to cattle operations; and a decrease of ARS 205 million in expenses associated with the agricultural leases and services business. General and administrative expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, decreased from 7.3% during the fiscal year ended June 30, 2024, to 7.1% during the fiscal year ended June 30, 2025.

Land Transformation and Sales. General and administrative expenses associated with the Land Transformation and Sales segment decreased by 1.7%, from ARS 117 million during the fiscal year ended June 30, 2024, to ARS 115 million during the fiscal year ended June 30, 2025.

Corporate. General and administrative expenses associated with the Corporate segment decreased by 7.3%, from ARS 8,533 million during the fiscal year ended June 30, 2024, to ARS 7,913 million during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with the Others segment increased by 0.8%, from ARS 17,485 million during the fiscal year ended June 30, 2024, to ARS 17,620 million during the fiscal year ended June 30, 2025. General and administrative expenses of the Others segment, measured as a percentage of revenues from this segment, increased from 10.1% during the fiscal year ended June 30, 2024, to 10.9% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. General and administrative expenses of Shopping Malls decreased by 3.7%, from ARS 40,232 million during the fiscal year ended June 30, 2024, to ARS 38,728 million during the fiscal year ended June 30, 2025, mainly due to: (i) a decrease of ARS 1,309 million in directors’ fees; (ii) a decrease of ARS 593 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 158 million in maintenance, security, cleaning, repairs and related expenses; (iv) a decrease of ARS 122 million in amortization and depreciation charges; partially offset by (v) an increase of ARS 596 million in salaries, social security charges and other personnel administrative expenses; (vi) an increase of ARS 54 million in travel, transportation and stationery; and (vii) an increase of ARS 28 million in rents and expenses. General and administrative expenses of Shopping Malls, measured as a percentage of revenues from such segment, decreased from 12.0% during the fiscal year ended June 30, 2024, to 10.7% during the fiscal year ended June 30, 2025.

Offices. General and administrative expenses of our Offices segment decreased by 17.7%, from ARS 3,839 million during the fiscal year ended June 30, 2024, to ARS 3,158 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 116 million in directors’ fees; (ii) a decrease of ARS 50 million in fees and compensations for services due to the discontinuation of some suppliers’ services and lower charges for certifications; (iii) a decrease of ARS 13 million in maintenance, security, cleaning, repairs and related expenses; partially offset by (iv) an increase of ARS 53 million in salaries, social security charges and other personnel administrative expense. General and administrative expenses, measured as a percentage of revenues from the same segment, increased from 12.7% during the fiscal year ended June 30, 2024, to 11.8% during the fiscal year ended June 30, 2025.

Sales and Developments. General and administrative expenses associated with our Sales and Developments segment decreased by 5.5%, from ARS 16,404 million during the fiscal year ended June 30, 2024, to ARS 15,498 million during the fiscal year ended June 30, 2025. General and administrative expenses, measured as a percentage of revenues from the same segment, decreased from 95.3% during the fiscal year ended June 30, 2024, to 90.9% during the fiscal year ended June 30, 2025.

Hotels. General and administrative expenses associated with our Hotels segment decreased by 8.1%, from ARS 17,394 million during the fiscal year ended June 30, 2024, to ARS 15,988 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,471 million in fees and compensations for services; (ii) a decrease of ARS 207 million in bank expenses; (iii) a decrease of ARS 151 million in indirect taxes; (iv) a decrease of ARS 105 million in other charges; partially offset by (v) an increase of ARS 287 million in maintenance, security, cleaning, repairs and related expenses; (vi) an increase of ARS 219 million in salaries, social security charges and other personnel administrative expenses; and (vii) an increase of ARS 49 million in amortization and depreciation charges. General and administrative expenses associated with the Hotels segment, measured as a percentage of revenues from this segment, increased from 15.2% during the fiscal year ended June 30, 2024, to 18.5% during the fiscal year ended June 30, 2025.

Others. General and administrative expenses associated with our Others segment increased by 5.5%, from ARS 17,933 million during the fiscal year ended June 30, 2024, to ARS 18,913 million during the fiscal year ended June 30, 2025, mainly due to: (i) an increase of ARS 1,452 million in directors’ fees; (ii) an increase of ARS 56 million in fees and compensations for services; (iii) an increase of ARS 19 million in amortization and depreciation charges; partially offset by (iv) a decrease of ARS 232 million in salaries, social security charges and other personnel administrative expenses; (v) a decrease of ARS 190 million in other charges; (vi) a decrease of ARS 75 million in indirect taxes; (vii) a decrease of ARS 24 million in maintenance, security, cleaning, repairs and related expenses; and (viii) a decrease of ARS 15 million in travel, transportation and stationery. General and administrative expenses associated with the Others segment, measured as a percentage of revenues from this segment, decreased from 250.7% during the fiscal year ended June 30, 2024, to 211.1% during the fiscal year ended June 30, 2025.

Selling Expenses

Agricultural Business

Agricultural Production. Selling expenses from the Agricultural Production segment decreased by 11.5%, from ARS 53,874 million in the fiscal year ended June 30, 2024, to ARS 47,656 million in the fiscal year ended June 30, 2025, mainly due to: a decrease of ARS 6,831 million in expenses related to crop operations; a decrease of ARS 193 million in expenses associated with the agricultural leases and services business; a decrease of ARS 52 million in expenses related to sugarcane operations; partially offset by an increase of ARS 858 million in expenses related to cattle operations. Selling expenses of the Agricultural Production segment, measured as a percentage of revenues from this segment, remained stable at 10.8% in both fiscal years.

Land Transformation and Sales. Selling expenses from the Land Transformation and Sales segment decreased by 6.4%, from ARS 2,214 million during the fiscal year ended June 30, 2024, to ARS 2,073 million during the fiscal year ended June 30, 2025.

Others. Selling expenses from the Others segment increased by 15.6%, from ARS 25,406 million during the fiscal year ended June 30, 2024, to ARS 29,364 million during the fiscal year ended June 30, 2025, mainly due to an increase of ARS 3,958 million in selling expenses related to other segments. Selling expenses from the Others segment, measured as a percentage of revenues from this segment, increased from 14.7% during the fiscal year ended June 30, 2024, to 18.1% during the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Selling expenses of the Shopping Malls segment increased by 7.8%, from ARS 16,770 million during the fiscal year ended June 30, 2024, to ARS 18,077 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) an increase of ARS 1,413 million in indirect taxes due to higher real estate taxes, which increased above the inflation rate; (ii) an increase of ARS 63 million in amortization and depreciation charges; (iii) an increase of ARS 41 million in bad debts (charge and recovery, net); partially offset by (iv) a decrease of ARS 119 million in fees and compensations for services; (v) a decrease of ARS 78 million in advertising, promotions, and other marketing expenses; and (vi) a decrease of ARS 16 million in salaries, social security charges and other personnel administrative expenses. Selling expenses, measured as a percentage of revenues from the Shopping Malls segment, remained stable at 5.0% during the fiscal years presented.

Offices. Selling expenses associated with our Offices segment increased by 255.2%, from ARS 335 million during the fiscal year ended June 30, 2024, to ARS 1,190 million during the fiscal year ended June 30, 2025. Such variation was mainly generated as a result of: (i) an increase of ARS 447 million in fees and compensations for services; (ii) an increase of ARS 242 million in bad debts (charge and recovery, net), primarily due to higher provisions for uncollectible accounts at the Intercontinental Building; (iii) an increase of ARS 185 million in advertising, promotions, and other marketing expenses; partially offset by (iv) a decrease of ARS 26 million in indirect taxes. Selling expenses associated with our Offices segment, measured as a percentage of revenues from this segment, increased from 1.1% during the fiscal year ended June 30, 2024, to 4.4% during the fiscal year ended June 30, 2025.

Sales and Developments. Selling expenses associated with our Sales and Developments segment decreased by 30.9%, from ARS 6,025 million during the fiscal year ended June 30, 2024, to ARS 4,161 million during the fiscal year ended June 30, 2025. The variation was mainly explained by lower expenses incurred in the sale of properties, caused by a decrease in sales compared to the prior year. Among the most significant variations were: (i) a decrease of ARS 1,457 million in fees and compensations for services due to lower notary fees; (ii) a decrease of ARS 893 million in indirect taxes due to lower sealing expenses; (iii) a decrease of ARS 14 million in bad debts (charge and recovery, net); partially offset by (iv) an increase of ARS 512 million in advertising, promotions, and other marketing expenses. Selling expenses associated with our Sales and Developments segment, measured as a percentage of revenues from this segment, decreased from 35.0% during the fiscal year ended June 30, 2024, to 24.4% during the fiscal year ended June 30, 2025.

Hotels. Selling expenses associated with our Hotels segment decreased by 13.8%, from ARS 7,829 million during the fiscal year ended June 30, 2024, to ARS 6,747 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a decrease of ARS 1,031 million in indirect taxes; (ii) a decrease of ARS 93 million in salaries, social security charges and other personnel administrative expenses; (iii) a decrease of ARS 84 million in fees and compensations for services; partially offset by (iv) an increase of ARS 60 million in advertising, promotions, and other marketing expenses; and (v) an increase of ARS 55 million in other charges. Selling expenses associated with our Hotels segment, measured as a percentage of revenues from this segment, increased from 6.8% during the fiscal year ended June 30, 2024, to 7.8% during the fiscal year ended June 30, 2025.

Others. Selling expenses associated with our Others segment increased by 25.8%, from ARS 1,607 million during the fiscal year ended June 30, 2024, to ARS 2,021 million during the fiscal year ended June 30, 2025. This increase is mainly due to higher commercial activities carried out by Shefa. Selling expenses associated with our Others segment, measured as a percentage of revenues from this segment, increased from 22.5% during the fiscal year ended June 30, 2024, to 22.6% during the fiscal year ended June 30, 2025.

Other Operating Results, Net

Agricultural Business

Agricultural Production. Other operating results, net, associated with our Agricultural Production segment decreased by ARS 7,830 million, from a profit of ARS 15,825 million in the fiscal year ended June 30, 2024, to a profit of ARS 7,995 million in the fiscal year ended June 30, 2025. This decrease was primarily driven by lower results from commodity transactions, reflecting reduced trading volumes and average selling prices below prevailing market levels, which adversely impacted the valuation of the positions held.

Land Transformation and Sales. Other operating results, net, from this segment decreased by ARS 20,905 million, from a profit of ARS 25,575 million in the fiscal year ended June 30, 2024, to a profit of ARS 4,670 million in the fiscal year ended June 30, 2025. This decrease is mainly explained by the valuation effect of accounts receivable related to farmland sales agreed in soybean bags, whose fair value measurement reflected the decline in soybean prices during the fiscal year.

Others. Other operating results, net, associated with the Others segment decreased by ARS 7,254 million, from a profit of ARS 10,555 million in the fiscal year ended June 30, 2024, to a profit of ARS 3,301 million in the fiscal year ended June 30, 2025. This decrease is mainly due to lower interest income generated by operating assets related to interest on late payment of trade receivables, as well as lower interest income from advances granted in brokerage transactions in Argentine pesos. During the period, the amount granted grew below the inflation rate, and interest rates fell by 35%. Additionally, interest income from the sale of inputs and loans in U.S. dollars to clients was also affected, as these were granted at lower rates through FyO.

Urban Properties and Investment Business

Shopping Malls. Other operating results, net associated with our Shopping Malls segment varied by 87.4%, from a net loss of ARS 5,288 million during the fiscal year ended June 30, 2024, to a net loss of ARS 668 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 5,572 million, primarily explained by a change in the interest rate applied to employment-related claims; partially offset by (ii) an ARS 1,061 million decrease in interest earned generated by operating assets due to improved collection periods, leading to lower interest earned. Other operating results, net, from this segment, as a percentage of revenues from this segment, decreased from 1.6% negative during the fiscal year ended June 30, 2024, to 0.2% negative during the fiscal year ended June 30, 2025.

Offices. Other operating results, net associated with our Offices segment varied by 307.7%, from a net loss of ARS 117 million during the fiscal year ended June 30, 2024, to a net profit of ARS 243 million during the fiscal year ended June 30, 2025, mainly as a result of: (i) a lower charge from lawsuits of ARS 235 million; (ii) an increase of ARS 175 million in interest income generated by operating assets; partially offset by (iii) a higher charge of ARS 44 million for donations. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 0.4% negative during the fiscal year ended June 30, 2024, to 0.9% positive during the fiscal year ended June 30, 2025.

Sales and Developments. Other operating results, net, associated with our Sales and Developments segment deteriorated by 259.5%, from a net loss of ARS 7,085 million for the fiscal year ended June 30, 2024, to a net loss of ARS 25,468 million for the fiscal year ended June 30, 2025, mainly due to: (i) an impairment loss on trading properties of ARS 25,540 million for the fiscal year ended June 30, 2025, resulting from the comparison between the inflation-adjusted cost of those properties, amounting to ARS 76,265 million, and their net realizable value, amounting to ARS 50,724 million; partially offset by: (ii) a lower loss of ARS 3,667 million on the disposal of property, plant and equipment, related to the sale of the 9th floor of the “261 Della Paolera” building, located in the Catalinas district of the City of Buenos Aires, during the fiscal year ended June 30, 2024; (iii) a lower loss of ARS 2,914 million on the disposal of a joint venture, related to the sale of Quality Invest S.A. during the fiscal year ended June 30, 2024; (iv) an increase of ARS 556 million in management fees; (v) a lower charge for lawsuits of ARS 437 million; and (vi) a lower charge for donations of ARS 201 million. Other operating results, net, from this segment, as a percentage of the segment’s revenues, deteriorated from negative 41.2% for the fiscal year ended June 30, 2024, to negative 149.4% for the fiscal year ended June 30, 2025.

Hotels. Other operating results, net associated with the Hotels segment varied by 69.9%, from a net loss of ARS 2,106 million during the fiscal year ended June 30, 2024, to a net loss of ARS 633 million during the fiscal year ended June 30, 2025, mainly due to a decrease in lawsuit charges of ARS 1,635 million, primarily explained by lower labor contingencies related to Nuevas Fronteras S.A. Other operating results, net from this segment, as a percentage of the revenues from this segment, decreased from 1.8% negative during the fiscal year ended June 30, 2024, to 0.7% negative during the fiscal year ended June 30, 2025.

Others. Other operating results, net associated with the Others segment varied by 131.6%, from a net profit of ARS 1,536 million during the fiscal year ended June 30, 2024, to a net profit of ARS 3,556 million during the fiscal year ended June 30, 2025, mainly due to: (i) a positive result from the sale of associates of ARS 3,323 million during the fiscal year ended June 30, 2025; (ii) an increase of ARS 385 million in management fees; (iii) a lower charge of ARS 152 million for donations; partially offset by (iv) a lower gain of ARS 1,700 million generated from other operating results, mainly explained by a recovery of provisions recorded in the comparative year related to La Arena S.A.; (v) a higher charge of ARS 118 million for lawsuits and other contingencies; and (vi) a lower gain of ARS 22 million from interest earned from operating assets. Other operating results, net from this segment, as a percentage of the revenues from this segment, increased from 21.5% positive during the fiscal year ended June 30, 2024, to 39.7% positive during the fiscal year ended June 30, 2025.

Management Fees

The company entered into a management agreement with Consultores Asset Management S.A., which provides for the payment of a fee equivalent to 10% of our results for advisory services related to all types of matters connected with activities and investments, such as farming, real estate, finance, hotels, etc. The charge for this fee decreased by 29.8%, from ARS 17,288 million in the fiscal year ended June 30, 2024, to ARS 12,127 million in the fiscal year ended June 30, 2025, as a consequence of lower results in the fiscal year ended June 30, 2025.

Operating Results

Agricultural Business

Agricultural Production. Operating results of the Agricultural Production segment increased by ARS 17,963 million, from a profit of ARS 3,319 million in the fiscal year ended June 30, 2024, to a profit of ARS 21,282 million in the fiscal year ended June 30, 2025.

Land Transformation and Sales. Operating results of the Land Transformation and Sales segment decreased by ARS 32,210 million, from a profit of ARS 106,900 million in the fiscal year ended June 30, 2024, to a profit of ARS 74,690 million in the fiscal year ended June 30, 2025.

Corporate. Operating results of the Corporate segment increased by ARS 620 million, from a loss of ARS 8,533 million in the fiscal year ended June 30, 2024, to a loss of ARS 7,913 million in the fiscal year ended June 30, 2025.

Others. Operating results of the Others segment decreased by ARS 49,850 million, from a profit of ARS 26,676 million in the fiscal year ended June 30, 2024, to a loss of ARS 23,174 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

Shopping Malls. Operating results from operations associated with the Shopping Malls segment increased by 287.2%, from a net profit of ARS 224,446 million during the fiscal year ended June 30, 2024, to a net profit of ARS 869,081 million during the fiscal year ended June 30, 2025. Operating results from the Shopping Malls segment, as a percentage of revenues from such segment, increased from 67.1% positive during the fiscal year ended June 30, 2024, to 240.6% positive during the fiscal year ended June 30, 2025.

Offices. Operating results from operations associated with our Offices segment decreased by 68.7%, from a net loss of ARS 105,811 million during the fiscal year ended June 30, 2024, to a net loss of ARS 178,542 million during the fiscal year ended June 30, 2025. Such variation was mainly attributable to a higher loss of ARS 69,345 million from fair value adjustments of investment properties. Operating results from operations associated with the Offices segment, as a percentage of revenues from such segment, increased from 349.9% negative during the fiscal year ended June 30, 2024, to 666.3% negative during the fiscal year ended June 30, 2025.

Sales and Developments. Operating results from operations associated with our Sales and Developments segment varied by 13.4%, from a net loss of ARS 500,343 million during the fiscal year ended June 30, 2024, to a net loss of ARS 433,079 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the loss from fair value adjustments of investment properties. Operating results from operations associated with the Sales and Developments segment, as a percentage of revenues from this segment, decreased from 2,906.4% negative during the fiscal year ended June 30, 2024, to 2,541.2% negative during the fiscal year ended June 30, 2025.

Hotels. Operating results from operations associated with the Hotels segment decreased by 84.2%, from a net profit of ARS 33,423 million during the fiscal year ended June 30, 2024, to a net profit of ARS 5,273 million during the fiscal year ended June 30, 2025. This decrease is mainly due to a drop in international tourism arrivals as a result of reduced currency competitiveness in the country. Operating results from operations associated with the Hotels segment, as a percentage of revenues from such segment, decreased from 29.2% positive during the fiscal year ended June 30, 2024, to 6.1% positive during the fiscal year ended June 30, 2025.

Others. Operating results from operations associated with the Others segment varied by 11.0%, from net loss of ARS 16,438 million during the fiscal year ended June 30, 2024, to a net loss of ARS 14,629 million during the fiscal year ended June 30, 2025. Such decrease is mainly due to the increase in administrative expenses and a positive result in other operating results, net. Operating results from operations associated with the Others segment, as a percentage of the revenues from this segment, varied from 229.8% negative during the fiscal year ended June 30, 2024, to 163.3% negative during the fiscal year ended June 30, 2025.

Share of (Loss) / Profit of Associates and Joint Ventures

Agricultural Business

According to information by segments (taking into account all our joint ventures and inter-segment eliminations), the total share of loss of associates and joint ventures increased by ARS 638 million (31.6%), from a loss of ARS 2,018 million in the fiscal year ended June 30, 2024, to a loss of ARS 1,380 million in the fiscal year ended June 30, 2025.

Agricultural Production. The share of profit of associates and joint ventures in the Agricultural Production segment decreased by 83.0%, from a profit of ARS 2,886 million in the fiscal year ended June 30, 2024, to a profit of ARS 492 million in the fiscal year ended June 30, 2025.

Others. The share of loss of associates and joint ventures in the Others segment improved by 61.8%, from a loss of ARS 4,904 million in the fiscal year ended June 30, 2024, to a loss of ARS 1,872 million in the fiscal year ended June 30, 2025.

Urban Properties and Investment Business

The share of profit of associates and joint ventures, according to the segment information, including joint ventures, decreased by 41.2%, from a net profit of ARS 63,374 million during the fiscal year ended June 30, 2024 to a net profit of ARS 37,292 million during the fiscal year ended June 30, 2025, mainly due to a decrease in positive results from the Others segment.

Also, the net share of profit of joint ventures, mainly from Nuevo Puerto Santa Fe S.A. (Shopping Malls segment) and Cyrsa S.A. and Puerto Retiro S.A. (Sales and Developments segment), showed a 571.5% increase, from a profit of ARS 515 million during the fiscal year ended June 30, 2024, to a profit of ARS 3,462 million during the fiscal year ended June 30, 2025. Mainly due to results from the joint venture Nuevo Puerto Santa Fe S.A., mainly attributable to the (loss) / gain from fair value adjustments of investment properties.

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

Others. The share of profit / (loss) of associates from the Others segment decreased by 46.2%, from a net profit of ARS 62,859 million during the fiscal year ended June 30, 2024, to a net profit of ARS 33,830 million during the fiscal year ended June 30, 2025, mainly as a result of the variation from our investments in La Rural S.A. by ARS 843 million positive, GCDI by ARS 10,169 million positive, and Banco Hipotecario S.A. by ARS 36,248 million negative. This variation is mainly explained by the macroeconomic conditions in Argentina, which affected the operations of the associated companies.

Financial Results, Net

The Company’s financial results, net, recorded a variation of ARS 214,979 million, decreasing from a profit of ARS 278,516 million in the fiscal year ended June 30, 2024, to a profit of ARS 63,537 million in the fiscal year ended June 30, 2025. The decrease is mainly due to a lower positive result from the fair value measurement of financial assets and liabilities through profit or loss, together with a decrease in interest income and in the gain from foreign exchange differences, partially offset by a lower negative result from derivative financial instruments (except commodities), a gain generated by exposure to changes in the purchasing power of the currency, and a decrease in interest expense.

Income Tax

The Company applies the deferred tax method to calculate income tax for the reported periods, thus recognizing temporary differences as tax assets and liabilities. The income tax charge for the year changed from a profit of ARS 115,201 million in the fiscal year ended June 30, 2024, to a loss of ARS 94,879 million in the fiscal year ended June 30, 2025, of which a loss of ARS 30,325 million relates to the Agricultural Business and a loss of ARS 64,554 million relates to the Urban Properties and Investment Business.

Net Profit

As a result of the factors described above, our net profit for the year increased by ARS 100,865 million, from ARS 198,770 million in the fiscal year ended June 30, 2024, to ARS 299,635 million in the fiscal year ended June 30, 2025, of which ARS 30,858 million derive from the Agricultural Business and ARS 268,777 million from the Urban Properties and Investment Business.

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

Our material cash requirements from known contractual and other obligations mainly consist of obligations under our borrowings. As of June 30, 2026, we expected to incur a total of ARS 2,022,787 million under our borrowings, consisting of ARS 565,145 million due within one year, ARS 759,412 million due within one to four years, ARS 9,233 million due within four to five years, and ARS 688,997 million due after five years.

Cash Flow Information

The table below shows our cash flow for the fiscal years ended June 30, 2026, 2025 and 2024:

	(in millions of ARS)
	06.30.2026	06.30.2025	06.30.2024
Net cash generated from operating activities	62,938	196,759	152,487
Net cash (used in) / generated from investing activities	(306,520)	(107,593)	172,362
Net cash generated from / (used in) financing activities	189,644	120,421	(413,008)
Net increase / (decrease) in cash and cash equivalents	(53,938)	209,587	(88,159)

As of June 30, 2026, we had positive working capital of ARS 578,920 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2026, in our Agricultural Business, we had positive working capital of ARS 234,008 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2026, in our Urban Properties and Investments Business, we had positive working capital of ARS 344,912 million (calculated as current assets less current liabilities as of such date).

As of June 30, 2026, our Agricultural Business had cash and cash equivalents of ARS 171,473 million and our Urban Properties and Investments Business had cash and cash equivalents of ARS 112,992 million.

Operating activities

Fiscal year ended June 30, 2026

Our operating activities for the fiscal year ended June 30, 2026 generated net cash inflows of ARS 62,938 million, mainly due to: (i) profit for the year adjusted for non-cash items for ARS 321,972 million, partially offset by: (ii) income tax paid for ARS 128,143 million; (iii) an increase in trade and other receivables for ARS 62,106 million; (iv) a decrease in lease liabilities for ARS 26,842 million; (v) an increase in inventories for ARS 16,440 million; (vi) an increase in biological assets for ARS 15,165 million; and (vii) a decrease in trade and other payables for ARS 7,936 million.

Fiscal year ended June 30, 2025

Our operating activities for the fiscal year ended June 30, 2025 generated net cash inflows of ARS 196,759 million, mainly due to: (i) profit for the year adjusted for non-cash items for ARS 297,460 million; (ii) a decrease in biological assets for ARS 104,958 million, partially offset by: (iii) a decrease in trade and other payables for ARS 128,576 million; (iv) an increase in inventories for ARS 40,643 million; (v) an increase in trade and other receivables for ARS 28,695 million; and (vi) a decrease in lease liabilities for ARS 11,633 million.

Fiscal year ended June 30, 2024

Our operating activities for the fiscal year ended June 30, 2024 generated net cash inflows of ARS 152,487 million, mainly due to: (i) loss for the year adjusted for non-cash items of for ARS 243,675 million; (ii) a decrease in trade and other receivables for ARS 186,547 million; (iii) a decrease in biological assets for ARS 122,330 million; (iv) ARS 10,048 million as a net change in derivative financial instruments, partially offset by: (v) a decrease in trade and other payables for ARS 312,558 million; (vi) an increase in inventories for ARS 44,789 million; (vii) a decrease in salaries and social security liabilities for ARS 17,959 million; (viii) a decrease in lease liabilities for ARS 16,731 million; and (ix) income tax paid for ARS 15,768 million.

Investment activities

Fiscal year ended June 30, 2026

Our investing activities resulted in net cash outflows of ARS 306,520 million for the fiscal year ended June 30, 2026, mainly due to: (i) ARS 2,355,985 million acquisition of investments in financial assets; (ii) ARS 84,927 million acquisition and improvement in investment properties; (iii) ARS 54,479 million acquisition and improvement in property, plant and equipment; (iv) ARS 8,123 million acquisition of interests in associates and joint ventures, partially offset by: (v) ARS 2,084,413 million proceeds from disposal of investments in financial assets; (vi) ARS 55,169 million interest received; and (vii) ARS 54,834 million derived from proceeds from sales of property, plant and equipment.

Fiscal year ended June 30, 2025

Our investing activities resulted in net cash outflows of ARS 107,593 million for the fiscal year ended June 30, 2025, mainly due to: (i) ARS 1,012,086 million acquisition of investments in financial assets; (ii) ARS 61,072 million acquisition and improvement in property, plant and equipment; (iii) ARS 52,485 million acquisition and improvement in investment properties, partially offset by: (iv) ARS 921,563 million proceeds from disposal of investments in financial assets; (v) ARS 37,579 million interest received; (vi) ARS 37,311 million derived from proceeds from sales of property, plant and equipment; (vii) ARS 10,362 million derived from proceeds from sales of investment properties; and (viii) ARS 8,685 million proceeds from sales of associates and joint ventures.

Fiscal year ended June 30, 2024

Our investing activities resulted in net cash inflows of ARS 172,362 million for the fiscal year ended June 30, 2024, mainly due to: (i) ARS 1,053,877 million proceeds from disposal of investments in financial assets; (ii) ARS 145,349 million derived from proceeds from sales of property, plant and equipment; (iii) ARS 66,674 million derived from proceeds from sales of investment properties; (iv) ARS 44,278 million derived from proceeds from sales of associates and joint ventures; (v) ARS 36,313 million derived from interest received, partially offset by: (vi) ARS 1,030,894 million used in the acquisition of investments in financial assets; and (vii) ARS 145,940 million used in the acquisition and improvement in property, plant and equipment.

Financing activities

Fiscal year ended June 30, 2026

Our financing activities for the fiscal year ended June 30, 2026 resulted in net cash inflows of ARS 189,644 million, mainly due to: (i) ARS 1,102,401 million borrowings, issuance and new placement of non-convertible notes; (ii) ARS 47,108 million exercise of warrants; (iii) ARS 8,916 million contributions from non-controlling interests in subsidiaries, partially offset by: (iv) ARS 730,682 million payment of borrowings and non-convertible notes; (v) ARS 131,720 million interest paid; and (vi) ARS 105,793 million dividends paid.

Fiscal year ended June 30, 2025

Our financing activities for the fiscal year ended June 30, 2025 resulted in net cash inflows of ARS 120,421 million, mainly due to: (i) ARS 932,153 million borrowings, issuance and new placement of non-convertible notes, partially offset by: (ii) ARS 452,382 million payment of borrowings and non-convertible notes; (iii) ARS 119,311 million interest paid; (iv) ARS 116,760 million dividends paid; (v) ARS 101,110 million repurchase of non-convertible notes; and (vi) ARS 21,981 million repurchase of treasury shares.

Fiscal year ended June 30, 2024

Our financing activities for the fiscal year ended June 30, 2024 resulted in net cash outflows of ARS 413,008 million, mainly due to: (i) the payment of borrowing and non-convertible notes for ARS 535,799 million; (ii) the payment of interest for ARS 235,051 million; (iii) dividends paid for ARS 230,107 million; (iv) repurchase of treasury shares for ARS 24,561 million; (v) repurchase of non-convertible notes for ARS 14,797 million, partially offset by: (vi) borrowings, issuance and new placement of non-convertible notes for ARS 565,779 million; and (vii) net proceeds from short-term borrowings for ARS 60,604 million.

Capital Expenditures

Our capital expenditures were ARS 167,009 million, ARS 159,502 million and ARS 115,867 million for the fiscal years ended June 30, 2026, 2025 and 2024, respectively, including other goods and equipment acquired in business combinations.

Our capital expenditures consisted of the purchase of real estate and farms, acquisition and improvement of productive agricultural assets, construction of real estate and acquisition of land reserves.

Fiscal year ended June 30, 2026

During the fiscal year ended June 30, 2026, we invested in the Urban Properties and Investments Business ARS 107,316 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 8,519 million, primarily i) ARS 17 million in buildings and facilities, ii) ARS 1,544 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 821 million, ARS 5,118 million and ARS 1,019 million, respectively); (b) improvements in our rental properties for ARS 26,793 million and (c) the development of properties for ARS 72,004 million.

During the fiscal year ended June 30, 2026, we invested in the Agricultural Business ARS 59,693 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 36,937 million (ARS 31,868 million of subsidiary Brasilagro); (b) ARS 13,670 million in bearer plant; (c) ARS 3,957 million in other building and facilities; (d) ARS 3,795 million machinery and equipment; (e) ARS 1,050 million in vehicles, and (f) ARS 284 million in furniture and supplies.

Fiscal year ended June 30, 2025

During the fiscal year ended June 30, 2025, we invested in the Urban Properties and Investments Business ARS 110,485 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 10,734 million, primarily i) ARS 96 million in buildings and facilities, ii) ARS 3,181 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 3,467 million, ARS 3,107 million and ARS 883 million, respectively); (b) improvements in our rental properties for ARS 68,357 million and (c) the development of properties for ARS 31,394 million.

During the fiscal year ended June 30, 2025, we invested in the Agricultural Business ARS 49,017 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 23,805 million (ARS 19,681 million of subsidiary Brasilagro); (b) ARS 14,585 million in bearer plant; (c) ARS 5,313 million in other building and facilities; (d) ARS 4,124 million machinery and equipment; (e) ARS 829 million in vehicles, and (f) ARS 361 million in furniture and supplies.

Fiscal year ended June 30, 2024

During the fiscal year ended June 30, 2024, we invested in the Urban Properties and Investments Business ARS 31,486 million, as follows: (a) acquisitions and improvements of property, plant and equipment of ARS 6,197 million, primarily i) ARS 918 million in buildings and facilities, ii) ARS 2,016 million in machinery and equipment and others and iii) improvements in our hotels Libertador, Llao Llao and Intercontinental (ARS 119 million, ARS 1,370 million and ARS 1,774 million, respectively); (b) improvements in our rental properties for ARS 18,601 million and (c) the development of properties for ARS 6,688 million.

During the fiscal year ended June 30, 2024, we invested in the Agricultural Business ARS 84,381 million mainly due to (a) acquisition and development of owner occupied farmland for ARS 44,730 million (ARS 39,072 million of subsidiary Brasilagro); (b) ARS 24,169 million in bearer plant; (c) ARS 7,841 million in other building and facilities; (d) ARS 4,314 million machinery and equipment; (e) ARS 2,567 million in vehicles, and (f) ARS 760 million in furniture and supplies.

Indebtedness

As of June 30, 2026, we had total loans in the amount of ARS 2,022,787 million. The following table sets forth the scheduled maturities of our debt:

Capital	Agricultural Business	Urban properties and investments	Total
Less than 1 year	369,060	155,289	524,349
More than 1 and up to 2 years	235,623	71,092	306,715
More than 2 and up to 3 years	301,759	13	301,772
More than 3 and up to 4 years	46,790	75,831	122,621
More than 4 and up to 5 years	6,722	-	6,722
More than 5 years	5,452	683,254	688,706
	965,406	985,479	1,950,885
Interest
Less than 1 year	20,815	19,981	40,796
More than 1 and up to 2 years	27,226	797	28,023
More than 2 and up to 3 years	281	-	281
More than 4 and up to 5 years	2,511	-	2,511
More than 5 years	291	-	291
	51,124	20,778	71,902
	1,016,530	1,006,257	2,022,787

	Agricultural Business	Urban properties and investments	Total
Non-convertible notes	798,386	978,954	1,777,340
Bank loans and others	192,429	430	192,859
Bank overdrafts	9,150	21,151	30,301
Others	16,565	5,722	22,287
	1,016,530	1,006,257	2,022,787

The composition and fair value of the loans as of June 30, 2026 and June 30, 2025 are as follows:

	Book value		Fair value
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Non-convertible notes	1,777,340	1,471,259	1,829,942	1,461,759
Bank loans	192,859	278,821	192,859	278,821
Bank overdrafts	30,301	19,278	30,301	19,278
Other borrowings	22,287	24,338	22,287	24,338
Total borrowings	2,022,787	1,793,696	2,075,389	1,784,196

Non-current	1,457,642	1,078,201
Current	565,145	715,495
Total	2,022,787	1,793,696

The following tables describe our total debt as of June 30, 2026:

Agricultural Business

Agricultural business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
Cresud’s Series XL Notes	USD	0.00%	38	17,368
Cresud’s Series XLIV Notes (1)	USD	6.00%	40	60,433
Cresud’s Series XLV Notes	USD	6.00%	10	15,282
Cresud’s Series XLVI Notes	USD	1.50%	29	32,322
Cresud’s Series XLVII Notes	USD	7.00%	64	95,777
Cresud’s Series XLVIII Notes	USD	8.00%	44	66,845
Cresud’s Series XLIX Notes (2)	USD	7.25%	31	47,311
Cresud’s Series L Notes	USD	7.25%	70	107,888
Cresud’s Series LI Notes	USD	5.75%	47	70,898
Cresud’s Series LII Notes	USD	4.75%	41	61,231
Cresud’s Series LIII Notes	USD	6.25%	23	34,245
Bank loans	USD	3.25%	8	11,921
Bank loans	USD	4.25%	16	23,715
Bank overdrafts	ARS	Float	-	9,150
Brasilagro - Notes	BRL	106.50% e 110.00% e Pré 5.37 + TLP 100.00%	504	146,411
Brasilagro - Bank loans	BRL	3.24% to 6.34% + CDI to 100.00%	426	123,824
Brasilagro - Bank loans	BRL	3.50%	43	12,472
Brasilagro - Bank loans	BRL	3.76% to 6.76%	6	1,688
Brasilagro - Bank loans	USD	7.00% to 9.50%	45	13,164
FyO - ON Serie IV Clase A	USD	7.90%	21	31,503
FyO - ON Serie IV Clase B	USD	8.50%	7	10,872
FyO - Others	ARS	20.21%	12,300	12,300
FyO - Others	ARS	20.60%	1,360	1,360
FyO - Others	ARS	21.50%	2	2
FyO - Others	ARS	21.10%	16	16
FyO - Others	ARS	21.26%	18	18
FyO - Others	ARS	18.00%	3	3
FyO - Others	USD	9.00%	2	2,866
FyO - Bank loans	USD	5.10%	2	2,236
FyO - Bank loans	USD	5.00%	1	1,627
FyO - Bank loans	USD	0.00%	-	289
FyO - Bank loans	USD	5.50%	1	1,493
Total				1,016,530

(1)	The Class XLIV Notes were fully redeemed on July 17, 2026, at a price equal to 101% of their principal amount, plus accrued and unpaid interest through the redemption date.

(2)	The Class XLIX Notes were fully redeemed on September 4, 2026, at a price equal to 100% of their principal amount, plus accrued and unpaid interest through the redemption date.

Urban Properties and Investments Business

Urban Properties and Investments Business	Currency	Annual Average Interest Rate	Nominal Value	Book value (in million ARS)
IRSA’s 2028 Notes – Series XIV (1)	USD	8.75%	103	73,568
IRSA’s 2027 Notes – Series XVIII	USD	7.00%	21	31,975
IRSA’s 2027 Notes – Series XXII	USD	5.75%	16	23,908
IRSA’s 2029 Notes – Series XXIII	USD	7.25%	51	78,225
IRSA’s 2035 Notes – Series XXIV	USD	8.00%	473	697,295
IRSA’s 2028 Notes – Series XXV	USD	3.75%	50	73,983
Loans with non-controlling interests	USD	2.00%	1	3,651
Bank loans	ARS	TAMAR -1% - +3%	429	430
Others	USD	3.50%	1	2,071
Bank overdrafts	ARS	Float	-	21,151
Total				1,006,257

(1)	As of June 30, 2026, the amortization payment was made for 52.5% of the principal.

Agricultural Business

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

Series XLIII and XLIV Notes

On January 17, 2024, we issued a total amount of USD 64.2 million in the local market through Series XLIII and XLIV Notes, the main characteristics of the issuance are detailed below:

•	Series XLIII Notes: issued for a nominal value of ARS 19,886.0 million, maturing 12 months from the settlement, that is, January 17, 2025. They have a variable rate (private Badlar plus a margin of 0.0%), payable quarterly and will amortize its capital at maturity. The issue price was 100%. On January 17, 2025, Series XLIII Notes were fully canceled at maturity.

•	Series XLIV Notes: issued for a nominal value of USD 39.8 million, maturing 36 months from the settlement, that is, January 17, 2027; at a fixed rate of 6.0%, with semi-annual interest payments, and will repay its capital at maturity. The issue price was 100%. On July 17, 2026, the Company redeemed the entire outstanding principal amount of Series XLIV Notes at a redemption price of 101% of the outstanding principal amount, plus accrued and unpaid interest as of the redemption date. As a result, Series XLIV Notes were fully canceled.

Series XLV Notes

On April 22, 2024, we issued Series XLV Notes in the local market, denominated and payable in U.S. dollars for USD 10.2 million at a fixed rate of 6.0%, with semi-annual interest payments (except for the last installment, which will be due four months after the previous interest period), and will repay its capital at maturity on August 22, 2026. The issue price was 100.0% of the face value. On August 22, 2026, the Notes were fully canceled at maturity.

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

Series XLIX Notes

On September 2, 2025, we issued Series XLIX Notes in the local market, denominated and payable in U.S. dollars for USD 31.3 million at a fixed rate of 7.25%, with semi-annual interest payments, and will repay its capital at maturity on September 2, 2027. The issue price was 100.0% of the face value. On September 4, 2026, the Company redeemed the entire outstanding principal amount of Series XLIX Notes at a redemption price of 100% of the outstanding principal amount, plus accrued and unpaid interest as of the redemption date. As a result, Series XLIX Notes were fully canceled.

Series L Notes

On December 10, 2025, we issued in the local market a total amount of USD 29.6 million of Series L Notes denominated and payable in U.S. dollars at a fixed rate of 7.25%, with semi-annual interest payments, except for the first interest payment, which will be nine months from the settlement. The principal payment will be made in one installment at maturity on March 10, 2029. The issue price was 100.0% of the face value.

On January 20, 2026, we issued an additional amount of USD 40.8 million of Series L Notes at an issue price of 100.75% of the face value, with the same terms and conditions as the original Series L Notes. As a result of this issuance, the total nominal value of Series L Notes amounts to USD 70.4 million.

Series LI Notes

On January 20, 2026, we issued in the local market a total amount of USD 46.8 million of Series LI Notes denominated and payable in U.S. dollars at a fixed rate of 5.75%, with semi-annual interest payments. The principal payment will be made in one installment at maturity on January 20, 2027. The issue price was 100.0% of the face value.

Series LII and LIII Notes

On April 30, 2026, we issued in the local market a total amount of USD 64.2 million through the following Notes:

•	Series LII Notes: denominated and payable in U.S. dollars for a total amount of USD 41.2 million at a fixed rate of 4.75%, with semi-annual interest payments, except for the first interest payment, which will be nine months from the settlement, and the second interest payment, which will be three months thereafter. The principal payment will be made in one installment at maturity on April 30, 2028. The issue price was 100.0% of the face value.

•	Series LIII Notes: denominated and payable in U.S. dollars for a total amount of USD 23.0 million at a fixed rate of 6.25%, with semi-annual interest payments, except for the first interest payment, which will be nine months from the settlement, and the second interest payment, which will be three months thereafter. The principal payment will be made in one installment at maturity on April 30, 2030. The issue price was 100.0% of the face value.

On August 31, 2026, we issued an additional amount of USD 40.4 million of Series LIII Notes at an issue price of 102.88% of the face value, with the same terms and conditions as the original Series LIII Notes. As a result of this issuance, the total nominal value of Series LIII Notes amounts to USD 63.4 million.

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

Series IV Class A and Class B Notes (issued by FyO)

On January 20, 2026, FyO issued in the local market a total amount of USD 28.0 million through the following Notes:

•	Series IV Class A Notes: denominated and payable in U.S. dollars for a total amount of USD 20.9 million at a fixed rate of 7.90%, with quarterly interest payments. The principal payment will be made in one installment at maturity on July 20, 2027. The issue price was 100.0% of the face value.

•	Series IV Class B Notes: denominated in U.S. dollars and payable in Pesos at the applicable exchange rate for a total amount of USD 7.1 million at a fixed rate of 8.50%, with semi-annual interest payments. The principal payment will be made in one installment at maturity on January 20, 2027. The issue price was 100.0% of the face value.

Urban Properties and Investments Business

Series XIV Notes (issued by IRSA)

As a consequence of the regulations established by the Central Bank, on July 6, 2022, IRSA completed the exchange of its Series II Notes, originally issued by IRSA CP, in an aggregate principal amount of USD 360 million, maturing on March 23, 2023. On July 6, 2022, the expiration of the exchange was announced, USD 238,985,000 of Series II Notes were validly tendered and accepted, representing an acceptance of 66.38%. On July 8, 2022, the exchange offer was settled, the new Series XIV Notes were issued for an amount of USD 171.2 million and the Series II Notes were partially canceled, the outstanding principal amount is USD 121,015,000. On February 3, 2023, we announced the full redemption of the Series II notes, which was effective on February 8, 2023, and the Series II notes were fully canceled.

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

Series XIV Notes were issued under New York Law, will mature on June 22, 2028 and will accrue interest at a fixed rate of 8.75%, with interest payable semi-annually on June 22 and December 22 of each year, until expiration. Amortization will be in annual installments payable on June 22 of each year, each for 17.5% from 2024 to 2027 and the remaining 30% on June 22, 2028. The issue price was 100%. On June 22, 2024, June 22, 2025, and June 22, 2026, payments were made corresponding to the amortization of the first, second and third capital installments, respectively, each for 17.5% of the nominal value. As of the date of this Annual Report, the outstanding amount under these notes is USD 49.1 million.

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

Series XXIV Notes (issued by IRSA)

The Class XXIV Notes were issued under New York law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semi-annually on March 31 and September 30 of each year until maturity. Principal amortization will occur in three installments: (i) 33% of the principal amount on March 31, 2033, (ii) 33% of the principal amount on March 31, 2034, and (iii) 34% of the principal amount on March 31, 2035. The issue price for the cash subscription was 96.903% of face value.

Of the total amount issued, USD 242.2 million was subscribed in cash, at an issue price of 96.903% of face value.

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

On December 17, 2025, IRSA issued an additional aggregate principal amount of USD 180.0 million of Class XXIV Notes at an issue price of 98.503% of face value. The additional Class XXIV Notes have terms and conditions identical to those of the original Class XXIV Notes issued on March 31, 2025. As a result of this issuance, the aggregate principal amount of Class XXIV Notes is USD 480.5 million.

The Class XXIV Notes contain certain Covenants, Events of Default, and Limitations, such as Limitation on Incurrence of Additional Indebtedness, Limitation on Restricted Payments, Limitation on Transactions with Affiliates, and Limitation on Consolidation, Merger and Sale of All or Substantially All Assets.

Series XXV Notes (issued by IRSA)

On June 8, 2026, IRSA issued in the local market a total amount of USD 50.0 million of Series XXV Notes denominated and payable in U.S. dollars at a fixed rate of 3.75%, with semi-annual interest payments. The capital payment will be made in one installment at maturity on June 8, 2027. The issue price was 100.0% of the face value.

The proceeds will be used mainly to refinance short-term liabilities and working capital.

C. Research and Developments, Patents and Licenses

Investments in technology, in our agricultural business, amounted to ARS 161 million, ARS 342 million and ARS 118 million for fiscal years 2026, 2025 and 2024 respectively. Our total technology investments aimed to increase the productivity of purchased land have amounted to ARS 83,680 million since fiscal year 1995.

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

D. Trend Information

International Macroeconomic Outlook

As reported in the IMF’s October 2026 World Economic Outlook, global growth is projected to slow to 3.1% in 2026 before rebounding to 3.4% in 2027. According to the IMF, global economic activity has remained resilient despite geopolitical disruptions, supported by private-sector adaptation, available policy buffers and continued technological investment. However, the IMF notes that economic performance has become increasingly uneven across countries and regions, reflecting differences in exposure to geopolitical developments, trade dynamics and technological trends.

The IMF projects that global headline inflation will increase from 4.1% in 2025 to 4.7% in 2026, before declining to 4.1% in 2027. According to the IMF, the projected increase in inflation largely reflects elevated energy and food prices, and, assuming geopolitical tensions do not escalate further and energy markets gradually normalize, inflation is expected to ease in 2027. The IMF further notes that renewed inflationary pressures, modest growth and diminishing policy buffers continue to present challenges for policymakers.

The IMF expects monetary policy to remain data-dependent and tailored to country-specific circumstances, including each economy's exposure to geopolitical disruptions and evolving economic conditions. At the same time, according to the IMF, elevated public debt, higher borrowing costs and increasingly limited fiscal space highlight the challenges policymakers face in maintaining economic stability while supporting growth.

The IMF considers the risks to the outlook to remain tilted to the downside. According to the IMF, a further escalation of conflicts, particularly in the Middle East, could keep energy and food prices elevated, disrupt supply chains and increase pressure on growth and inflation. Additional risks identified by the IMF include renewed trade tensions, fiscal vulnerabilities, rising sovereign bond yields and financial market volatility.

Conversely, the IMF notes that a faster normalization of energy markets, stronger productivity growth or a sustained easing of geopolitical and trade tensions could support growth above current baseline projections.

Argentine Macroeconomic Context

According to the INDEC, the CPI recorded monthly inflation of 1.9% in June 2026, bringing cumulative inflation for the period from July 1, 2025 to June 30, 2026 to 33.5%.

Shopping mall sales reached a total of ARS 685,447 million in June 2026, which represents a 13.4% increase as compared to June 2025. Accumulated sales for the first six months of 2026 represent a 2.7% decrease in real terms as compared to the same period of 2025.

The INDEC reported that, for the six months ended June 30, 2026, industrial activity in Argentina decreased by 2.2% compared to the same period in 2025. The textile industry recorded an accumulated decrease of 17.1% during the first six months of 2026 as compared to the same period of 2025. Moreover, the EMAE for July 2026 decreased by 1.4% compared to July 2025.

Regarding the balance of payments, in the second quarter of 2026 the current account recorded a surplus of USD 2,214 million, explained by a USD 7,191 million surplus in the goods and services balance and a USD 1,055 million surplus in secondary income were partially offset by a USD 6,032 million deficit in the primary income account.

During the second quarter of 2026, the financial account recorded a net capital outflow of USD 2,542 million, which was the result of a net increase in external financial assets held by residents of USD 7,640 million and a net increase in external liabilities of USD 5,098 million. This represents a significant reversal compared to the inflows registered in the same quarter of 2025.

As of June 30, 2026, international reserves reached USD 44,870 million, an increase of USD 2,818 million compared to the previous quarter. This variation was mainly explained by net purchases of foreign currency by the BCRA in the official exchange market.

In local financial markets, the Private Badlar rate in Pesos ranged from 19.69% to 59.1% in the period from July 2025 to June 2026, averaging 32.59% during 2026 compared to 34.51% in 2025. As of June 30, 2026, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,482 per USD 1.00. As of June 30, 2026, Argentina’s country risk had decreased by 278 basis points year-on-year. The debt premium paid by Argentina was 424 basis points in June 2026, compared to 177 basis points paid by Brazil and 202 basis points paid by Mexico.

As of October 7, 2026, the Private Badlar rate in Pesos was 21.44%. As of October 7, 2026, the seller exchange rate quoted by Banco de la Nación Argentina was ARS 1,517.00 per USD 1.00. Additionally, as a result of currency controls, there is a difference between the official exchange rate in Argentina (which is currently used for both commercial and financial transactions) and other informal exchange rates that emerged due to certain commonly performed operations in the MULC, leading to a positive gap of approximately 1.0% over the official exchange rate as of October, 7, 2026. As of October 7, 2026, Argentina’s country risk decreased by 485 basis points year-on-year. The debt premium paid by Argentina was 589 basis points as of October 7, 2026, compared to 157 basis points paid by Brazil and 206 basis points paid by Mexico as of that same date.

Within the national and international framework described above, the Company periodically analyzes alternatives to enhance the value of its shares. The Company’s Board of Directors will continue to evaluate financial, economic and corporate tools that allow the Company to improve its position in the market in which it operates and to maintain the liquidity necessary to meet its obligations. Such tools may include corporate reorganization processes (merger, spin-off or a combination of both), public or private dispositions of assets, which may include real estate as well as negotiable securities owned by the Company, the incorporation of new shareholders through capital increases by means of public offerings of shares, share repurchases and other similar instruments useful to achieve these objectives.

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

According to the World Agricultural Supply and Demand Estimates Report published by the United States Department of Agriculture on September 11, 2026, world soybean production for the 2026/2027 season is expected to be about 442.3 million tons, an increase of 3.0% as compared to the 2025/2026 season. Argentina is one of the major exporters of soybeans, together with Brazil, Paraguay and Uruguay. Argentina’s soybean production and soybean exports for the 2026/2027 season are expected to be about 50.0 million tons and 6.45 million tons, respectively. This represents a 1.0% increase in Argentina’s soybean production and a 28.3% decrease in its soybean exports, compared with the 2025/2026 season.

World corn production is expected to be about 1,290.95 million tons for the 2026/2027 season, 3.0% less than in the previous season. Argentina is the world’s fourth largest corn exporter after China, the United States and Brazil, followed by Ukraine, Russia and South Africa. For the 2026/2027 season, Argentina’s corn production and exports are expected to be about 55.0 million tons and 38.0 million tons, respectively. This represents a 12.7% decrease in Argentina’s corn production and a 15.6% decrease in its corn exports, compared with the 2025/2026 season.

World wheat production is expected to be about 822.43 million tons for the 2026/2027 season, a decrease of 2.6% as compared to the 2025/2026 season. Argentina’s wheat production and wheat exports for the 2026/2027 season are expected to be about 21.0 million tons and 15.0 million tons, respectively. This represents a 24.7% decrease in Argentina’s wheat production and a 21.5% decrease in its wheat exports, compared with the 2025/2026 season.

Cattle

According to a report issued by the Ministry of Agriculture, Livestock and Fisheries (“MAGyP”) and the Ministry of Economy (“MECON”) in May 2026, based on 2025 consumption data, beef represented 42.86% of total average per capita meat consumption in Argentina, followed by poultry with 40.92% and pork with 16.22%.

In the first seven months of 2026, beef production (in bone-in carcass weight terms) fell 6.48%, while pork production grew 12.4%, compared to the same period of 2025.

According to MAGyP, during the first seven months of 2026, beef exports increased by 9.1% year-over-year in volume terms. Driven by higher international prices, the value of these exports rose by approximately 43.0% compared to the same period of 2025. Poultry meat exports declined by 31.1% in volume terms compared to the same period of 2025. In value terms, poultry exports measured in U.S. dollars were 37.1% lower than in the first seven months of 2025 and remained 38.0% below the average volume recorded over the last five years. On the other hand, pork exports increased by 88.4% during the first seven months of 2026 compared to the same period of 2025. However, export volumes remained 9.0% below the average of the last five years.

In the first seven months of 2026, 9.9% fewer bovine animals were slaughtered compared to the same period of 2025. Meanwhile, swine slaughter increased by 11.02% in the first eight months of 2026 compared to the same period of 2025.

Urban Properties and Investment Business

Evolution of Shopping Malls in Argentina

In September 2026, the CCI, published by the Center for Finance Research (Centro de Investigación en Finanzas) at Universidad Torcuato Di Tella reached 41.18, representing a 2.4% increase compared to August 2026 and a 3.4% increase compared to September 2025. Shopping mall sales increased by 13.4% in current terms during the fiscal year ended June 30, 2026, compared to the fiscal year ended June 30, 2025. Accumulated sales for the first six months of 2026 decreased by 2.7% in real terms compared to the same period of 2025.

Evolution of Office Properties in Argentina

The shift in corporate activity to remote or hybrid work led to lower demand, increased vacancies and a slight decrease in the rental prices of category A+ and A office buildings in Buenos Aires.

According to Colliers, vacancy in the premium office market of the City of Buenos Aires reached approximately 14.5% as of the second quarter of 2026, representing an increase from the previous quarter, primarily driven by an expansion in available supply.

During the second quarter of 2026, category “A+” properties had an average rental price of USD 23.44/sqm and category “A” properties of USD 20.57/sqm. By submarket, Norte CABA, Plaza Roma, Catalinas, Macrocentro Norte, Puerto Madero and Plaza San Martín recorded the highest average prices, at USD 27.16/sqm, USD 24.66/sqm, USD 24.16/sqm, USD 23.25/sqm, USD 23.14/sqm and USD 22.59/sqm, respectively.

Evolution of the Hotel industry in Argentina

According to the OEH reports prepared by the AHT, hotel operating indicators in the City of Buenos Aires showed mixed occupancy trends and higher average daily rates compared to June 2025. According to Smith Travel Research, occupancy rates increased from 45% in June 2025 to 53% in June 2026 in the luxury-upscale segment, and from 48% in June 2025 to 52% in June 2026 in the upscale-upper midscale segment, while the midscale-economy segment recorded a decline from 57% in June 2025 to 50% in June 2026. Average daily rates increased across all segments on a year-over-year basis, rising from USD 164 in June 2025 to USD 194 in June 2026 in the luxury-upscale segment, from USD 79 in June 2025 to USD 107 in June 2026 in the upscale-upper midscale segment, and from USD 64 in June 2025 to USD 96 in June 2026 in the midscale-economy segment. As of June 30, 2026, international travelers to Argentina represented approximately 66% of total travelers, with Brazil remaining the largest source market.

E. Critical Accounting Estimates

Not all of these significant accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on our Audited Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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

Appraisals made by external appraisers and valuators in relation to the assets’ fair value, less costs of disposal or value in use (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 11 – Trading properties Note 12 – Intangible assets
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
Income tax

The Company estimates the income tax payable for transactions involving uncertain tax positions, where the tax authority’s interpretation cannot be clearly determined.

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

(1) Reference to notes to our Audited Consolidated Financial Statements.

For further information regarding Investment properties see Note 9 to our Audited Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Under the LGS, corporations are managed by a board of directors elected at a shareholders’ meeting. Pursuant to section 59 of the LGS, directors have the obligation to perform their duties with the loyalty and the diligence of a prudent business person. Directors are jointly and severally liable to the company, the shareholders and third parties for the improper performance of their duties, for violating the law, the company’s by-laws or regulations, if any, and for any damage caused to these parties by fraud, abuse of authority or negligence, as provided for in Section 274 of the LGS. The following concepts are considered an integral part of a director’s duty of loyalty: (i) the prohibition to use the company’s assets and confidential information for private purposes; (ii) the prohibition to take advantage of, or allow others to take advantage, by action or omission, of the company’s business opportunities; (iii) the obligation to exercise their powers only for the purposes set forth by law, the bylaws of the company, or the resolutions of the shareholders or the board of directors; (iv) the obligation to act diligently in the preparation and disclosure of the information provided to the market and to ensure the independence of the company’s external auditors; and (v) the obligation to look after the company’s best interests, so that the actions of the board of directors are not contrary, directly or indirectly, to those interests. In accordance with the LGS, specific functions may be assigned to a director by statute or a resolution of the general shareholders’ meeting. In such cases, the attribution of responsibility will be based on individual performance, provided that the assignment of specific functions had been registered in the Public Registry. Under the LGS, directors cannot perform activities in competition with the company without the express authorization of the shareholders’ meeting. Directors must inform the board and the supervisory committee about any conflict of interest they may have regarding a proposed transaction and must abstain from voting on such matters.

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

Under the LGS, the board of directors is in charge of the management of the company and, therefore, makes any and all decisions in connection therewith, as well as those decisions expressly provided for in the LGS, our by-laws and other applicable regulations. Furthermore, our board of directors is generally responsible for the execution of the resolutions passed by shareholders’ meetings and for the performance of any particular task expressly delegated by the shareholders. Under the LGS, the duties and responsibilities of an alternate director, when acting in the place of a director on a temporary or permanent basis, are the same as those discussed above for directors, and they have no other duties or responsibilities as alternate directors.

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

The table below shows information about our regular directors and alternate directors:

Directors (1)	Date of Birth	Position in Cresud	Term Expires	Date appointed to the current office	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/26(2)	10/05/23	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/26(2)	10/05/23	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/28	10/30/25	1994
Jorge O. Fernández	01/08/1939	Regular Director	06/30/27	10/28/24	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/28	10/30/25	2004
Mariana Renata Carmona	02/11/1961	Regular Director	06/30/26(2)	10/05/23	2020
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/26(2)	10/05/23	2008
Liliana Glikin	03/29/1953	Regular Director	06/30/27	10/28/24	2019
Alejandro Bartolome	12/09/1954	Regular Director	06/30/28	10/30/25	2019
Gabriela Macagni	01/13/1964	Regular Director	06/30/28	10/30/25	2020
Nicolás Bendersky	04/21/1983	Regular Director	06/30/27	10/28/24	2022
Enrique Antonini	03/16/1950	Regular Director	06/30/27	10/28/24	2022
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/26(2)	10/05/23	2007
Ilan Elsztain	01/08/1992	Alternate Director	06/30/28	10/30/25	2020
Iair Elsztain	03/05/1995	Alternate Director	06/30/28	10/30/25	2020
Gabriel A.G. Reznik	11/18/1958	Alternate Director	06/30/27	10/28/24	2021
Pedro D. Labaqui Palacio	02/22/1943	Alternate Director	06/30/27	10/28/24	2021

(1)

The business address of our management is Carlos Della Paolera 261, 9th Floor, (C1001ADA) Buenos Aires, Argentina. With the exception of Eduardo S. Elsztain and Saúl Zang, whose business address is Bolivar 108, 1st Floor, (C1066AAD) Buenos Aires, Argentina

(2)

The director’s term of office expired on June 30, 2026, however, it will remain in effect until the Annual Ordinary Shareholders’ Meeting to be held on October 22, 2026, at which the appointment of directors will be considered. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments–Cresud’s Recent Developments.”

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

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Eduardo S. Elsztain has been engaged in the real estate business for more than thirty years. He is the Chairman of the Board of Directors of IRSA, Banco Hipotecario, BACS Banco de Crédito & Securitización S.A., Futuros y Opciones.Com S.A., BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., and Consultores Asset Management S.A., among other companies. He also Chairs Fundación IRSA, is a member of the World Economic Forum, the Council of the Americas, the Group of Fifty and the Argentine Business Association (AEA), among others. He is co-founder of Endeavor Argentina and served as Vice President of the World Jewish Congress.

Saúl Zang. Mr. Zang holds a law degree from the Universidad de Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Law Firm and has retired more than a decade ago. Mr. Zang is Chairman of Puerto Retiro S.A., Vice-Chairman I of IRSA, Consultores Asset Management S.A. and other companies, such as Fibesa S.A.U.He is also director of Banco Hipotecario, BrasilAgro Companhia Brasileira de Propriedades Agrícolas Ltda., BACS Banco de Crédito & Securitización S.A., Nuevas Fronteras S.A. and Palermo Invest S.A., among other companies.

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

Jorge Oscar Fernández. Mr. Fernández holds a degree in Economic Sciences from the Universidad de Buenos Aires. He developed a distinguished thirty-six-year career at Banco Río de la Plata S.A. (Banco Río), where he successively held the positions of Manager, Deputy General Manager, Director, and Vice President, serving as a member of the Executive Committee. During that period, he also served as Director or Chairman of Banelco S.A., La Patagonia Cía. Argentina de Seguros S.A., Siembra A.F.J.P. S.A., Siembra Seguros de Vida S.A., Sur Seguros de Retiro S.A., Río Valores S.A., Inter Rio Holding Establishment, Riobank International, I.F.E. Riobank Uruguay, Sur Seguros de Vida S.A., and C.I.P. Corporación de Inversiones y Privatizaciones S.A. From its inception, he was active in the Association of Argentine Banks (ADEBA), serving on the Economic Policy and Banking Standards Committees, and was elected on several occasions as a Board Member of the Buenos Aires Stock Exchange, where he is a life member. Throughout his professional career, he has participated in Argentine and foreign companies and promoted the formation of work teams, with special conviction and focus on the selection, training, and development of their members.

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

Gabriela Macagni. Mrs. María Gabriela Macagni is a Chemical Engineering, graduated from the Instituto Tecnológico de Buenos Aires (ITBA), with postgraduate specialization in Business from Harvard Business School and Stanford Business School. She began her career in 1987 as a consultant at Accenture. She worked at Citibank starting in 1990, developing in the investment banking area. As a senior executive in commercial banking, she led the Media and Telecommunications unit. After the 2002 crisis, she was responsible for the Corporate Restructuring area, and in 2005 she was appointed member of the Executive Board, in charge of Strategic Planning. In 2001, she was appointed Executive Director of Endeavor. From 2015 to 2019, she served as Independent Director of Grupo Supervielle (NYSE: SUPV). She was also Independent Director of HSBC Argentina until the sale of the Bank in 2025. She is a member of the Board of Trustees of ITBA and a trustee of Asociación Civil Educativa San Andrés.

Nicolás Bendersky. Mr. Bendersky has a degree in Economics and a Master’s Degree in Finance from Universidad del CEMA. He began his career in 2001 in the Corporate Finance area of IRSA and CRESUD and between 2004 and 2014, he held various positions at Consultores Asset Management S.A. where he currently works as CIO. Between 2015 and 2021, he was part of the boards of numerous leading public and private companies in Israel and is currently a regular member of the Board of Banco Hipotecario, BACS and IRSA. He is also director of Argenta Silver, a Canadian company.

Enrique Antonini Mr. Antonini is a lawyer, graduated with honors from the Faculty of Law at the University of Buenos Aires. He has served as Director of Banco Mariva S.A. since 1991 to the present. He is a Full Counselor of the Buenos Aires Stock Exchange and a Member of the Executive Board of the Buenos Aires Stock Exchange.

Eduardo Kalpakian. Mr. Kalpakian holds a degree in business from the Universidad de Belgrano. He has also an MBA from Universidad del CEMA. He has been director for 38 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina. Currently he is vice-chairman of such company’s board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Ilan Elsztain. Mr. Elsztain obtained a Bachelor’s degree in Economics from the Universidad de Buenos Aires. He worked for over 10 years in different group companies such as Avenida and Fibesa. He is currently carrying out M&A processes for IRSA, in addition to serving as Alternate Director of Consultores Asset Management S.A., Banco Hipotecario SA, BACS. He is a director of BHN Seguros Generales S.A, BHN Vida SA, and Austral Gold Argentina SA, among other companies.

Iair Elsztain. Mr. Iair Elsztain is an Industrial Engineer. He is currently working at Consultores Assets Management. He has worked in various startups and is the founder of ISE (Israel Startup Experience), an educational and immersion program for young people that offers eight‑month leadership programs in Israel and he also serves as Alternate Director of IRSA.

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

The following is a biographical description of each of our senior managers who are not directors:

Matías Iván Gaivironsky. Mr. Matías Gaivironsky holds a degree in business administration from Universidad de Buenos Aires and a master’s degree in finance from Universidad del CEMA. Since 1997 he has served in various positions at IRSA CP, IRSA, CRESUD and in 2009 he was appointed CFO of Tarshop. Since 2011, he serves as Chief Administrative and Financial Officer of IRSA and CRESUD. Mr. Gaivironsky is also director of Banco Hipotecario and BrasilAgro.

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

The executive committee is responsible for the management of our business pursuant to the authority delegated by our board of directors in accordance with applicable law and our bylaws. Pursuant to Section 269 of the LGS, the executive committee is only responsible for the management of the day-to-day business. Our bylaws authorize the executive committee to: designate the managers of our Company and establish the duties and compensation of such managers; grant and revoke powers of attorney on behalf of our Company; hire, discipline and fire personnel and determine wages, salaries and compensation of personnel; enter into contracts related to our business; manage our assets; enter into loan agreements for our business and establish liens to secure our obligations; and perform any other acts necessary to manage our day-to-day business.

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

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 30, 2025:

Name	Date of Birth	Position	Term Expiration(1)	Position Held Since
José D. Abelovich	07/20/1956	Member	2026	1992
Marcelo H. Fuxman	11/30/1955	Member	2026	1992
Noemí I. Cohn	05/20/1959	Member	2026	2010
Cynthia Deokmellian	08/06/1976	Alternate Member	2026	2020
Juan Renna	12/13/1987	Alternate Member	2026	2025
Martin Ghirardotti	10/06/1973	Alternate Member	2026	2025

(1)

The term of office of the members of our Supervisory Committee expired on June 30, 2026, however, it will remain in effect until the Annual Ordinary Shareholders’ Meeting to be held on October 22, 2026, at which the appointment of the members of our Supervisory Committee will be considered. For more information, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments–Cresud’s Recent Developments.”

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

Marcelo Héctor Fuxman. Mr. Fuxman holds an accounting degree from the Universidad de Buenos Aires. He was a Partner at NEXIA Abelovich, Polano & Asociados S.R.L. until 2025, an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. He is also a member of the Supervisory Committee of IRSA, Inversora Bolívar S.A., and Banco Hipotecario S.A., among others.

Noemí Ivonne Cohn. Ms. Cohn holds an accounting degree from the Universidad de Buenos Aires. She was a Partner at NEXIA Abelovich, Polano & Asociados S.R.L. until 2025, an Argentine accounting firm and member of Nexia International, a global network of accounting and consulting firms. Ms. Cohn worked in the audit area at Harteneck, López y Compañía, and at Coopers & Lybrand in Argentina and Los Angeles, California. She is also a member of the Supervisory Committees of IRSA, Llao Llao Resorts S.A., and E-Commerce S.A., among others.

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

Juan Ignacio Renna. Mr. Juan Ignacio Renna graduated as a Certified Public Accountant from the National University of Cuyo (UNCuyo). He is currently a Partner in the Audit Department, External Audit area at Lisicki, Litvin & Abelovich. He also serves as Adjunct Professor in the Professional Practice and International Standards course at UCA. Previously, he was Adjunct Professor in the Audit course at UNCuyo, Administration Manager at Autotransportes Andesmar, Accounting Coordinator at José Cartellone Construcciones Civiles, and Assurance Senior at PwC Argentina. He is a member of the Argentine Institute of Audit Professors (IADA).

Martin Ghirardotti. Mr. Martín Ghirardotti graduated as a Certified Public Accountant from the Universidad de Buenos Aires (UBA). He holds an MBA from Universidad de San Andrés (UDESA), as well as multiple specializations in management, finance, international standards, and risk management. He currently serves as an executive at Lisicki, Litvin & Abelovich and is the CEO of Resguarda. In addition, he is a university professor at Universidad de San Andrés and has held prominent positions in professional organizations and associations related to auditing and entrepreneurship. He is the Secretary General of the Federation of Internal Auditors of Latin America (FLAI) and former President of the Institute of Internal Auditors of Argentina.

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

B. Compensation

Compensation of directors

Under the LGS, if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the bylaws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

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

At our shareholders’ meeting held on October 30, 2025, a compensation for an aggregate amount of ARS 686,090,660.27 was approved for all of our directors for the fiscal year ended June 30, 2025.

This compensation approved by the annual ordinary shareholders’ meeting pertains to the Company’s individual board and does not consider inflation adjustment. For accounting purposes, the consolidated compensation for the Board of Directors accrued during the fiscal years ended June 30, 2026 and 2025 was ARS 31,304 million and ARS 27,009 million, respectively.

Compensation of Supervisory Committee

Our shareholders’ meeting held on October 30, 2025 further approved by majority vote a compensation for an aggregate amount of ARS 31,559 million to our Supervisory Committee for the fiscal year ended June 30, 2025.

Compensation of Senior Management

Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation paid to our senior management of the urban properties and investment business and the Agricultural Business for the fiscal year ended June 30, 2026, was ARS 354,345 million.

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

Contribution expense was ARS 3,776 million and ARS 5,302 million for the fiscal years ended June 30, 2026 and 2025, respectively.

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

On October 28, 2024, IRSA’s shareholders’ meeting approved the implementation of a new incentive plan for its management and directors, which may include the grant of up to 1% of the shares issued by IRSA. IRSA’s Board of Directors approved the regulatory framework governing the grant of such shares, which provides that shares granted to our management and directors under the incentive plan will vest in three equal tranches of one-third each: the first upon formal acceptance of the invitation to participate in the incentive plan, and the second and third tranches in January 2027 and January 2028, respectively. IRSA’s Board of Directors may establish different plans each year until all authorized shares have been allocated. The plan is settled through the delivery of treasury shares held by IRSA LTI Trust.

The benefits granted are subject to clawback, reduction, or cancellation in the event of fraud, breach of confidentiality or compliance obligations, unfair competition, or violation of the Company’s Code of Ethics. Once transferred, the shares are freely transferable by the beneficiary, subject to the blackout periods established by the Company or the relevant regulatory authorities.

Employee long-term incentive – BrasilAgro

On October 2, 2017, the General Shareholders’ Meeting of BrasilAgro approved the creation of the ILPA Plan, a compensation program in which participants are entitled to receive a number of issued shares by the company if the objectives defined in the agreement are achieved. The ILPA Plan was divided into 3 programs and requires beneficiaries to remain with the Company for a specified period (consolidation period), in addition to having cumulative key performance indicators (“KPls”) that can define, increase or decrease the number of shares, classifying the result according to the 3 categories that make up the plan. The first compensation program (“ILPA 1”) was approved by the Board of Directors of BrasilAgro on June 18, 2018, and ended during the year June 30, 2021.

On May 6, 2021, the Board of Directors of BrasilAgro approved the terms of the second share-based compensation program, giving continuity to the ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board of Directors of BrasilAgro. The structure of the 2nd program is maintained in accordance with the basic guidelines of the ILPA Plan, which basically include the permanence of employees during the accrual period and the achievement of KPIs accumulated between July 1, 2020 and June 30, 2024 (consolidation period).

Continuing with the share-based compensation program, on December 4, 2023, the Board of Directors of BrasilAgro approved the terms of the third ILPA Plan, establishing the characteristics and general rules of the new plan, such as a maximum number of shares and the list of eligible employees, appointed by a designated committee and approved by the Board of Directors of BrasilAgro. The ILPA Plan is accounted for in accordance with IFRS 2, as BrasilAgro receives services from participants and, in return, agrees to deliver its own shares. As of June 30, 2026, the accumulated expenses under the third ILPA Plan amounted to BRL 4.3 million.

C. Board Practices

For information about the date of expiration of the current term of office and the period during which each director has served in such office see “– A. Directors and Senior Management.”

Benefits upon Termination of Employment

There are no contracts providing for benefits to directors upon termination of employment, other than those described under “–B. Compensation– Compensation Plan for Executive Management” and “–B. Compensation–Incentive Program.”

D. Employees

As of June 30, 2026, we had 2,868 employees.

As of such date, we had 754 employees in our Agricultural Business in Argentina, including Cresud employees and FyO but not those of Agro-Uranga S.A. Approximately 25% are under collective labor agreements.

We employ 448 people in our International Agricultural businesses, composed of 394 employees of BrasilAgro, 32 employees in the companies located in Paraguay and 22 employees in the companies located in Bolivia.

Our Shopping Malls, Offices, Sales and Developments and Other businesses had 717 employees with 273 represented by the Union of Commerce Employees (Sindicato de Empleados de Comercio). Our Hotels segment had 633 employees with 503 represented by the Tourism, Hotels and Gastronomy Union from the Argentine Republic (Unión de Trabajadores del Turismo, Hoteleros y Gastronómicos de la República Argentina) (UTHGRA).

The following table shows the number of employees in the Company’s various businesses as of the dates indicated below:

		Urban Business
	Agricultural Business(1)	Shopping Malls, Offices, Sales and Developments and Other Business	Hotels(2)	Shared Service Center	Corporate Areas	Total
June 30, 2024	1,153	693	708	229	84	2,867
June 30, 2025	1,180	718	674	241	76	2,889
June 30, 2026	1,202	717	633	245	71	2,868
(1)	Agricultural Business includes CRESUD, FyO, BrasilAgro, Acres and Palmeiras.
(2)	Includes Hotel Intercontinental, Libertador Hotel and Llao Llao.

E. Share Ownership

The following table sets forth the amount and percentage of our shares beneficially owned by our directors, Supervisory Committee and senior management as of June 30, 2026:

		Share ownership
Name	Position	Number of Shares (2)	Percentage
Directors			%
Eduardo Sergio Elsztain (1)	Chairman	278,159,391	39.2
Saúl Zang	First vice-chairman	9,679,095	1.4
Alejandro Gustavo Elsztain	Second vice- chairman / Chief Executive Officer	19,686,374	2.8
Jorge Oscar Fernández	Director	302,537	0.0
Fernando Adrián Elsztain	Director	685,121	0.1
Mariana Carmona	Director	—	—
Alejandro Gustavo Casaretto	Director	400,479	0.1
Liliana Rene Glikin	Director	—	—
Alejandro Mario Bartolome	Director	—	—
Gabriela Macagni	Director	—	—
Nicolas Bendersky	Director	238,219	0.0
Enrique Antonini	Director	—	—
Eduardo Ohan Kalpakian	Alternate Director	—	—
Ilan Elsztain	Alternate Director	65,204	0.0
Iair Elsztain	Alternate Director	853	0.0
Gabriel A. G. Reznik	Alternate Director	—	—
Pedro Damaso Labaqui Palacio	Alternate Director	—	—

Senior Management
Matias Gaivironsky	Chief Financial and Administrative Officer	595,693	0.1
Diego Chillado Biaus	General Manager for Cattle and Specialities Operations in Argentina	175,000	0.0

Supervisory Committee
José Daniel Abelovich	Member	—	—
Marcelo Héctor Fuxman	Member	—	—
Noemí Ivonne Cohn	Member	—	—
Juan Ignacio Renna	Alternate member	—	—
Cynthia Deokmelian	Alternate member	—	—
Martín Ghirardotti	Alternate member	—	—

(1)

Includes (i) 171,576,409 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Elsztain may be deemed beneficial owner, (ii) 1,310 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Elsztain may be deemed beneficial owner, (iii) 4,713,440 common shares owned by Agroinvestment S.A. for which Mr. Elsztain is deemed to be the beneficial owner, and (iii) 101,868,232 common shares directly owned by Mr. Eduardo S. Elsztain.

(2)	As of June 30, 2026, the outstanding shares were 709,308,309 and we own 56,345 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.

Option Ownership

No options to purchase shares have been granted to our Directors, Senior Managers, members of the Supervisory Committee, or Audit Committee.

Employees’ Participation in our share Capital

There are no arrangements for involving our employees in our capital stock or related to the issuance of options, common shares or securities other than those described under “–B. Compensation– Compensation Plan for Executive Management” and “–B. Compensation–Incentive Program.”

F. Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major shareholders and related party transactions

A. Major Shareholders

Share Ownership

The following table sets forth information regarding ownership of our capital stock by each person known to us to beneficially own at least 5% of our common shares and all our directors and officers as a group.

	Share Ownership as of June 30, 2026
Shareholder	Number of Shares	Percentage (4)
		%
Eduardo Sergio Elsztain (1)(2)	278,159,391	39.2
Directors and officers (3)	31,828,575	4.5
ANSES	35,237,907	5.0
Kopernik Global Investors, LLC (5)	47,676,440	6.7
Others	316,405,996	44.6
Total	709,308,309	100.0

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 39.2% of our total shares, which Includes (i) 171,576,409 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Elsztain may be deemed beneficial owner, (ii) 1,310 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Elsztain may be deemed beneficial owner, (iii) 4,713,440 common shares owned by Agroinvestment S.A. for which Mr. Elsztain is deemed to be the beneficial owner, and (iii) 101,868,232 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2026, the outstanding shares were 709,308,309 and we own 56,345 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(5)	According to the Form 13-F filed by Kopernik Global Investors, LLC with the SEC on August 11, 2026.

	As of June 30,
	2026	2025	2024
	% (4)
Eduardo S. Elsztain(1)(2)	39.2	37.6	38.7
Directors and officers(3)	4.5	3.7	3.8
ANSES	5.0	4.0	4.0
Kopernik Global Investors, LLC(5)	6.7	3.9	1.3
Others	44.6	50.8	52.2
Total	100.0	100.0	100.0

(1)

Eduardo S. Elsztain is the Chairman of the board of directors of IFIS Limited, a corporation organized under the laws of Bermuda and Inversiones Financieras del Sur S.A., a corporation organized under the laws of Uruguay. Mr. Elsztain holds (through companies controlled by him and proxies) most of the voting power in IFIS Ltd., which owns 100% of IFISA.

(2)

As a result, Mr. Elsztain may be deemed beneficial owner of 39.2% of our total shares, which Includes (i) 171,576,409 shares beneficially owned by Inversiones Financieras del Sur S.A., for which Mr. Elsztain may be deemed beneficial owner, (ii) 1,310 common shares owned by Consultores Venture Capital Uruguay S.A. for which Mr. Elsztain may be deemed beneficial owner, (iii) 4,713,440 common shares owned by Agroinvestment S.A. for which Mr. Elsztain is deemed to be the beneficial owner, and (iii) 101,868,232 common shares directly owned by Mr. Eduardo S. Elsztain.

(3)	Includes only direct ownership of our Directors and Senior Management, other than Mr. Eduardo S. Elsztain.
(4)	As of June 30, 2026, the outstanding shares were 709,308,309 and we own 56,345 shares in treasury. To calculate the percentage, the effect of treasury shares was not considered.
(5)	According to the Form 13-F filed by Kopernik Global Investors, LLC with the SEC on August 11, 2026.

Difference in Voting Rights

Our major shareholders do not have different voting rights.

Arrangements for change in control

There are no arrangements that may at a subsequent date result in a change in control.

Securities held in the host country

As of June 30, 2026, our total issued and outstanding capital stock outstanding consisted of 709,308,309 common shares. As of June 30, 2026, there were approximately 53,588,777 American Depositary Shares (representing 535,887,770 of our common shares, or 75.6% of all our outstanding shares held) in the United States by approximately 32 registered holders of American Depositary Shares.

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

Financial and Service Operations

We work with several financial entities in Argentina for operations including, but not limited to, credit, investment, other financial services, purchase and sale of securities and financial derivatives. Such entities include Banco Hipotecario and its subsidiaries and FyO. Furthermore, Banco Hipotecario and BACS usually act as underwriters in capital market transactions we undertake. In addition, we invest from time to time our cash in mutual funds managed by VINCI Compass Argentina Asset Management S.A. S.G.F.C.I. (“Vinci”) in which BACS has a participation of 35.7%, among other entities, and BACS also acts as depositary of the Vinci funds under management.

Del Plata Building Trust

On November 10, 2023, IRSA entered into a trust agreement at cost for a project development and construction of a residential building, stores (gastronomic use) and complementary parking spaces. For more information, see “Item 4. Information on the Company — B. Business Overview — Other Land Reserves — Del Plata Building Trust.” TMF Trust Company (Argentina) S.A., a non-related party, acts as trustee under the trust agreement.

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

Legal Services

We receive legal services from ZBV Abogados, a law firm composed of partners who were part of Estudio Zang, Bergel & Viñes, of which Saúl Zang was a founding partner and from which he retired more than a decade ago. Mr. Zang is a member of our Board of Directors and those of certain related companies. See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Board of Directors.”

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

Farmland Lease Agreement San Bernardo

We lease as tenants 10,896 hectares of farmland located in the Province of Córdoba, owned by San Bernardo de Córdoba S.A., pursuant to a lease agreement effective from July 1, 2026, until June 30, 2028, with a (1) one year lease extension.

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

Under the Consulting Agreement, we pay Consultores Asset Management S.A. for its services, an annual fee equal to 10% of our annual after-tax net income. During the fiscal years 2026, 2025 and 2024 were recognized ARS 27,169 million, ARS 12,127 million and ARS 17,288 million, respectively.

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

Investment in Golden Juniors Segregated Portfolio

On August 29, 2025, IRSA approved an investment of up to USD 12 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of IRSA. On September 22, 2026, IRSA informed that it has approved an additional investment of up to USD 4,000,000, for more information see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

This investment is made with the purpose of diversifying part of IRSA’s liquidity into financial alternatives that allow capturing growth opportunities in emerging sectors of the Argentine economy, particularly in the field of precious metals and the mining industry.

As part of the investment agreement, it was established that IRSA and/or its subsidiaries will not pay performance fees, being required only to bear the proportion of expenses corresponding to their participation in the fund. As of the date of this Annual Report, neither the Company nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

The investment in this fund has been approved by the Board of Directors of IRSA, with no objections from the Audit Committee.

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

Litigation with Exagrind S.A.

Exagrind S.A. filed a lawsuit against Inversiones Ganaderas S.A. (IGSA) (a former subsidiary merged with the Company) and Tali Sumaj on claims for damages and losses produced by a fire in one of the Company’s farms, “San Rafael” farm, which is close to Exagrind’s property, Tali Sumaj, in the Province of Catamarca, Argentina. The fire took place on September 6, 2000. There is a lien on the property and Exagrind S.A. requested that the measure be extended with an attachment of bank accounts. This ruling has been challenged and to date the accounts have not been attached. Moreover, there is another judicial file labeled “Exagrind S.A. Estancia San Rafael c/ Inversiones Ganaderas S.A. s/ Incidente de extension de responsabilidad” (147/11) wherein Exagrind S.A. requested an injunction against Cresud, which has not been implemented. Notwithstanding the foregoing, this measure was appealed by Cresud and to date the accounts have not been attached.

In December 2017, the first instance judgment was rendered, pursuant to which, Cresud was sentenced to pay damages to the plaintiff. Notwithstanding, the amount of the damages will be determined at the time of execution of such ruling. On April 4, 2018, the court granted us an appeal. In June 2020 the appeal filed by the company was rejected and from which the following grounds arise: (i) the damaging event was caused by the risk or vice of the thing by virtue of the provisions of Section 113 of the previous CC, considering that the risky activity was proven as the creator of the damage, understanding that the risk itself determines the responsibility and with it the danger of generating fire in the field that in his opinion was proven and originated in Tali Sumaj; (ii) the determination of the amount of damage requires an evidentiary point of view, therefore, it is understood that it must be determined at the execution stage, rejecting the appeal of the opponent in this regard; (iii) granted appeal of the plaintiff in relation to the active rate for the use of justice from the date of the harmful event to the effective payment, being that the judge of first instance had set from the date of the sentence to the effective payment.

According to the judgment of December 2017, an expert witness was proposed. The expert witness report prepared by engineer Sergio Germán Pereyra has been presented, thus complying with the provisions of final judgment of December 2017. From the aforementioned report accompanied by the expert, the first instance judge decided to consider the amount of the judicial claim in the sum of ARS 52,893,850, this amount includes both the loss of profit of ARS 37,703,850, as well as the emergent damage of ARS 15,190,000, plus accrued interest until payment. In addition, in accordance with what was resolved by the Final Judgment of the Chamber of Appeals in Civil, Commercial, Labor and Family Matters of the 2nd Nomination, by means of Final Judgment No. 4, dated June 26 of the year 2020. In December 2024, Inversiones Ganaderas S.A. merged with Cresud S.A. and paid to Exagrind S.A. as compensation of the losses the sum of ARS 196,531,913.02 in a judicial account. In addition, approximately ARS 93.8 million remain outstanding in respect of legal fees awarded to counsel for the plaintiff, and the fees of the expert witness are subject to an additional adjustment.

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

On December 6, 2024, Cresud entered into an agreement with Salta Forestal S.A., pursuant to which the parties settled and terminated all existing judicial and extrajudicial proceedings between them, thereby resolving the dispute between the parties. In addition, they agreed on the terms governing the continuation of their contractual relationship and acknowledged that neither party had any claims against the other with respect to events occurring prior to the execution of such agreement.

IRSA’s Legal or Arbitration Proceedings

IRSA is not engaged in any material litigation or arbitration and no material litigation or claim is known to IRSA to be pending or threatened against IRSA, other than those described below.

Legal Proceedings in Argentina

Puerto Retiro

In 1999, through Inversora Bolívar, IRSA increased its equity interest in Puerto Retiro to 50.0% of Puerto Retiro’s share capital.

In 1991, Indarsa acquired 90% of the share capital of Tandanor, a former state-owned company that owned a property located near Puerto Madero comprising approximately 8 hectares. Because Indarsa failed to fulfill its payment obligations in connection with the acquisition of Tandanor’s shares, the Argentine Government, through the Ministry of Defense, filed for Indarsa’s bankruptcy. Since Indarsa’s sole asset consisted of its ownership interest in Tandanor, the Argentine Government has sought to extend Indarsa’s bankruptcy to other companies and individuals that, in its view, operated as a single economic group. In particular, the Argentine Government has requested that the effects of Indarsa’s bankruptcy be extended to Puerto Retiro, which acquired Tandanor’s Plant No. 1. The Commercial Court with jurisdiction over the matter ordered that the proceedings remain stayed pending the final and non-appealable resolution of the criminal case entitled “Boffil Alejandro Arturo y otros s/ defraudación contra Administración Pública Querellante; Ministerio de Defensa y otros”, currently pending before Federal Criminal Oral Court No. 5.

The bankruptcy extension proceeding has completed its evidentiary stage. The parties have submitted their post-trial briefs and are awaiting a judicial decision. However, issuance of such decision remains suspended due to the criminal-law issues that must first be resolved in the related criminal proceeding described below. No assurance can be given that Puerto Retiro will ultimately prevail in this proceeding.

Puerto Retiro S.A. currently owns an 8.2-hectare property that is subject to a zoning designation identified as U.P., which restricts the use of the property exclusively to port-related activities. Puerto Retiro has been involved in the bankruptcy extension proceeding initiated by the Argentine Government, a matter in which its Board of Directors has had no involvement whatsoever.

Tandanor initiated a civil action against Puerto Retiro and the other defendants named in the criminal proceeding relating to alleged violations of Section 174(5), in conjunction with Section 173(7), of the Argentine Criminal Code. Through such action, Tandanor seeks reimbursement of all amounts it alleges were lost as a consequence of the allegedly fraudulent transaction. On March 7, 2015, Puerto Retiro filed its response to the complaint, asserting several preliminary defenses, including statute of limitations, failure to state a legally sufficient claim, and lack of standing (both active and passive standing). On July 12, 2016, Puerto Retiro was formally notified of the decision issued by Federal Criminal Oral Court No. 5 with respect to those preliminary defenses. Two defenses, failure to state a claim and lack of passive standing, were rejected. Puerto Retiro appealed that decision, but the appeal was denied. The remaining defenses were deferred for consideration in the final judgment.

On September 7, 2018, Federal Criminal Oral Court No. 5 issued the operative portion of its judgment, upholding Puerto Retiro’s statute of limitations defense with respect to the civil action. However, in the related criminal proceeding, to which Puerto Retiro was not a party, the court ordered, among other measures, the forfeiture of Puerto Retiro’s property known as Plant No. 1. The court’s reasoning was released on November 11, 2018, after which all parties were entitled to file appeals. Puerto Retiro subsequently filed an extraordinary appeal, which was denied. Puerto Retiro then sought review of that denial through a direct appeal procedure, which was accepted.

On July 26, 2024, the CSJN ruled on the various extraordinary appeals filed by the parties. With respect to the civil action, the CSJN granted the extraordinary appeals filed by Tandanor and the Ministry of Defense and unanimously resolved to: (i) vacate the appellate decision insofar as it had ruled that the civil action was time-barred, ordering the issuance of a new judgment based on its finding that the prior decision was arbitrary; and (ii) uphold the forfeiture of Plant No. 1, while ordering that the property be transferred to Tandanor rather than to the Argentine Government, expressly stating that the forfeiture issue had become final and non-appealable. Although the CSJN clarified that its ruling did not address the merits of the underlying civil claims, it directed the lower court to issue a new ruling considering the arguments advanced by Tandanor and the Ministry of Defense regarding the commencement date of the applicable limitations period. As a result, the case was reassigned to Chamber IV of the Federal Criminal Cassation Court, which constituted a new panel for purposes of issuing a new decision in compliance with the CSJN ruling.

Judges Carvallo and Borinsky recused themselves from further participation, and Judges Iacobucci and Barroetaveña were appointed as replacements. Judge Gustavo Hornos did not withdraw from the case despite having participated in the decision that was vacated by the CSJN. Accordingly, Puerto Retiro filed a motion seeking Judge Hornos’s recusal based on objective grounds. Chamber IV denied that motion. Puerto Retiro subsequently filed a federal extraordinary appeal against that decision, which was dismissed in a ruling issued and served on March 28, 2025. Within the applicable statutory period, Puerto Retiro filed a complaint seeking review of the denial of that extraordinary appeal, which remains pending as of the date hereof.

Meanwhile, on May 26, 2025, a hearing was held pursuant to Sections 465 (final paragraph) and 468 of the Argentine Code of Criminal Procedure, during which the parties presented oral arguments. Thereafter, on June 24, 2025, Chamber IV of the Federal Criminal Cassation Court, composed of Judges Gustavo M. Hornos, Diego G. Barroetaveña and Guillermo J. Yacobucci, notified Puerto Retiro of its unanimous decision to vacate operative provisions “II” (which had upheld the statute of limitations defense in the civil action) and “XVIII” (which had ordered that the forfeited property be transferred to the Argentine Government rather than to Tandanor) of the original judgment rendered by Federal Criminal Oral Court No. 5, and to remand the matter to the lower court for issuance of a new decision concerning both the statute of limitations defense and the disposition of the forfeited property. In essence, the Cassation Court issued a new ruling consistent with the CSJN’s guidance and instructed Federal Criminal Oral Court No. 5 to issue a new decision regarding the statute of limitations defense in light of both the CSJN judgment and the Cassation Court’s ruling, as well as regarding the transfer of the forfeited property for the benefit of Tandanor. The case file was subsequently remanded to Federal Criminal Oral Court No. 5.

In the context of the criminal proceeding, the private complainant alleged that Puerto Retiro had failed to comply with a preliminary injunction issued in the criminal case prohibiting any alteration of, or contractual transactions involving, the property that is the subject matter of the civil action. As a result of such allegation, Federal Criminal Oral Court No. 5 opened an ancillary proceeding and ordered and carried out the closure of the site where lease agreements with Los Cipreses S.A. and Flight Express S.A. were being performed, in order to enforce compliance with the injunction. Puerto Retiro subsequently became aware that the matter had been referred for assignment to a criminal court to investigate the possible commission of the offense of disobedience of a court order.

On August 20, 2026, Federal Criminal Oral Court No. 5 ordered the forfeiture of the property known as Plant No. 1 of Talleres Navales, Dársena Norte, and the return of such property to Tandanor. The court also directed the Clerk's Office of the Argentine Court of Appeals in Civil Matters to assign an Argentine Court of First Instance in Civil Matters to hear the request seeking a declaration that the deed through which Puerto Retiro acquired Plant No. 1 is absolutely null and void. These decisions are consistent with the prior rulings issued by both the CSJN and the Cassation Court following the CSJN decision. Accordingly, such decision may not be subject to further appeal because the relevant matters have already been finally adjudicated, and the court is merely implementing the rulings of the CSJN and the Cassation Court. The case has been assigned to Argentine Civil Court of First Instance No. 70 under docket number “BOFILL, ALEJANDRO ARTURO s/NULIDAD DE ESCRITURA/INSTRUMENTO” (Case No. 069262/2026). In these proceedings, the court ruled that the referral ordered by the criminal court does not replace the need for a petition by a party and does not authorize the court to initiate nullity proceedings sua sponte, and notified the relevant Federal Oral Criminal Court accordingly.

It should be noted that the civil action is directed exclusively against Puerto Retiro S.A. and not against IRSA, and that the events underlying such action occurred prior to IRSA's acquisition of its interest in Puerto Retiro S.A. As of the date of issuance of our Audited Consolidated Financial Statements of June 30, 2026, the determination regarding the statute of limitations applicable to the civil action and the disposition of the property remains pending and, given the current procedural stage of the proceedings, the final outcome remains uncertain.

In light of the developments in the legal proceedings affecting Puerto Retiro and based on the advice received from its legal counsel, Puerto Retiro’s Board of Directors decided during fiscal year 2019 to record a provision equal to 100% of the carrying value of its investment property. Such provision may be reversed if Puerto Retiro ultimately obtains a favorable judgment in the relevant proceedings.

La Rural S.A.

In December 2012, the Argentine Government annulled a decree from 1991 that had approved the sale of the Palermo Exhibition Grounds to the Sociedad Rural Argentina (“SRA”) and revoked the purchase agreement for the sale. The SRA filed for an injunction to suspend the enforcement of such annulment, which was granted and remains in effect following various judicial proceedings.

IRSA has not been notified of, nor is it a party to, these judicial actions initiated by the SRA. Should the annulment of the sale be declared unconstitutional, it would not have any legal effect on IRSA’s acquisition of the company related to the property. However, if the sale were declared null and void, it will affect the assets related to the property.

The judicial proceeding is still at the evidentiary stage, and there are currently no indications that La Rural S.A.’s right to use the property may be affected.

Arcos del Gourmet

•	Federation of Commerce and Industry of the City of Buenos Aires and others V. GCBA and others

The Federation of Commerce and Industry of the City of Buenos Aires (Federación de Comercio e Industria de la Ciudad de Buenos Aires) argued that the project carried out at Distrito Arcos did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was granted and delayed the opening to the public until December 18, 2014. The shopping center now operates normally. In the main proceedings, after several procedural appeals were filed, Chamber III of the Court of Appeals issued a judgment on February 14, 2019, as follows: Arcos del Gourmet S.A. ("AGSA") and GCBA were found liable, and AGSA was required to allocate at least 23,319.41 square meters for public use and utility, with unrestricted access and special and preferential allocation to the creation of new park-like green spaces, located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or on adjacent land. If the company cannot allocate the entire land area to the City of Buenos Aires, it must pay, following a valuation, the amount of money necessary for the Administration to find a property that fulfills this purpose during the term of the concession contract.

If AGSA carries out neither of these alternatives, the court would order the demolition of the works on the property necessary to comply with the provisions of the Urban Planning Code (art. 3.1.2). Subsequently, in the complaint filed by AGSA against the denial of its appeal for constitutional review of the aforementioned judgment, the Superior Court of Justice ruled that the demolition ordered by the Chamber of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located was not appropriate, and it upheld the rest of the judgment. On February 11, 2025, the co-defendants AGSA and GCBA entered into an agreement to comply with the aforementioned judgment, under which AGSA committed to: (i) make a payment of ARS 1,027,360,977.52 upon signing the agreement to cover the cost of creating Santa Rita Plaza (approximately 1,757 square meters), which was made in due time and form; and (ii) cover the remaining 21,562.41 square meters of green space, as set out in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval. The agreement was judicially ratified on July 15, 2026.

•	Argentine Agency for the Administration of State Assets

On May 18, 2015, IRSA was notified that the Argentine Agency for the Administration of State Assets (Agencia de Administración de Bienes del Estado, or “AABE”), through Resolution No. 170/2014, had revoked the concession agreement granted to IRSA’s subsidiary, Arcos del Gourmet S.A. On June 2, 2015, IRSA filed an administrative challenge seeking to invalidate such notice on the grounds that the formal procedures required under Argentine law had not been observed.

Additionally, Arcos del Gourmet S.A. filed an administrative appeal seeking reversal of the revocation of the concession agreement and commenced judicial proceedings seeking a declaration that Resolution No. 170/2014 was null and void. On August 24, 2022, the trial court dismissed the action brought by Arcos del Gourmet S.A. Arcos del Gourmet S.A. timely appealed that decision before Chamber V of the Argentine Federal Court of Appeals in Administrative Matters, which affirmed the first-instance judgment on September 19, 2023.

Accordingly, on October 4, 2023, Arcos del Gourmet S.A. filed a federal extraordinary appeal seeking review by the CSJN on the grounds that the decision violated its constitutional rights. Following the appellate court’s denial of such appeal, on March 22, 2024 Arcos del Gourmet S.A. filed a direct complaint before the CSJN seeking review of that denial.

As of the date hereof, two such complaints remain pending before the CSJN in connection with the denial of federal extraordinary appeals. These proceedings relate to: (i) the challenge brought by Arcos del Gourmet S.A. against the decision ordering termination of the concession agreement; and (ii) the judicial decision rejecting claims asserted in connection with the eviction proceeding originally initiated by Playas Ferroviarias de Buenos Aires S.A. pursuant to Law No. 17,091.

Following the AABE resolution discussed above, Playas Ferroviarias de Buenos Aires S.A. (to which ownership of the concession property had been transferred) commenced judicial eviction proceedings against Arcos del Gourmet S.A. On May 11, 2022, the trial court entered judgment ordering the eviction. Arcos del Gourmet S.A. appealed that decision before Chamber V of the Argentine Federal Court of Appeals in Administrative Matters, which affirmed the first-instance judgment on September 19, 2023.

Accordingly, on October 4, 2023, Arcos del Gourmet S.A. filed a federal extraordinary appeal seeking review by the CSJN based on alleged violations of its constitutional rights. Following the denial of that appeal by the appellate court, Arcos del Gourmet S.A. filed, on March 22, 2024, a complaint directly with the CSJN seeking review of such denial. The matter remains pending.

In connection with the foregoing, Arcos del Gourmet S.A. also commenced judicial proceedings for the court-supervised deposit of the monthly concession fee relating to the property.

As of the date of this Annual Report, the “Distrito Arcos” shopping center continues to operate normally.

Caballito

On December 23, 2019, IRSA CP, IRSA’s former subsidiary, sold Parcel 1 of its land reserve located at Av. Avellaneda and Olegario Andrade 367, in the Caballito neighborhood of the City of Buenos Aires, to an unrelated third party.

The purchase price is secured by a mortgage over Parcel 1 and Building 1. The purchaser was granted an option to acquire Parcel 2 of the same property through August 31, 2020 and Parcels 3 and 4 through March 31, 2021, subject to certain conditions precedent. For further information, see “Information on the Issuer – Business Description – Caballito Ferro Plot 1, City of Buenos Aires.”

On July 20, 2020, IRSA CP was notified of an action for constitutional protection (acción de amparo) action filed before the Administrative and Tax Court of the Autonomous City of Buenos Aires, Court No. 24, Clerk’s Office No. 47. The plaintiffs sought a declaration of nullity of: (i) the administrative act granting the environmental suitability certificate; and (ii) the administrative act approving and registering the construction plans.

On October 1, 2020, the Court of Appeals affirmed the preliminary injunction issued by the trial court on August 13, 2020, pursuant to which the court ordered: (a) the suspension of the effects of the administrative acts that granted the Environmental Compliance Certificate (Certificado de Cumplimiento Ambiental, or “CCA”) (DI-2018-1865-DGEVA, included in File No. EX2018-1066007-MEGEYA-DGTALAPRA) and approved the construction plans (Parcel 2: EX2018-09036563-MGEYA-DGROC, RE-2018-16270322-DGROC; Parcel 3: EX2018-09036079-MGEYA-DGROC, RE-2018-16267792-DGROC; Parcel 4: EX2018-16270322-DGROC); and (b) the suspension of construction activities being carried out on the property located at Av. Avellaneda 1400, City of Buenos Aires.

The Government of the City of Buenos Aires appealed the injunction through a constitutional appeal, which was dismissed by the Court of Appeals. A subsequent complaint filed by the City before the Superior Court of Justice of the City of Buenos Aires was likewise denied.

On March 9, 2026, the trial court issued a judgment holding that the request to declare null and void Environmental Compliance Certificate DI-2018-1865-DGEVA (Certificate No. 2884), included in File No. EX-2018-10660007-MEGEYA-DGTALAPRA, had become moot. The court partially granted the plaintiffs’ claims and, accordingly, authorized Portland Administradora Fiduciaria S.A., acting in its capacity as trustee of the Caballito Chico Trust, to undertake the necessary proceedings before the relevant administrative authorities in order to resume construction works on Parcel 1 in accordance with drawing PLANO-2020-15144623-GCABA-DGROC, registered under IF-2020-15963006-GCABA-DGROC.

The court further authorized IRSA to undertake the administrative proceedings required to register new construction plans reflecting the modifications set forth in the case file with respect to Parcels 2, 3 and 4, provided that IRSA first identifies the parcel on which construction activities will initially recommence.

The judgment also provided that construction activities may not be carried out simultaneously on all three parcels owned by IRSA. Authorization to commence construction on the remaining parcels will be evaluated based on the results of ongoing oversight by the relevant administrative authorities, together with the monitoring committee established by the court.

In addition, the court ordered the competent administrative authority to prepare progress reports every six months and directed the creation of a working group for environmental and urban-planning monitoring in connection with the development projects contemplated for the parcels involved in the proceeding. The purpose of such body is to monitor any cumulative impacts that may arise from the progressive development of the various construction projects.

IRSA, the Government of the City of Buenos Aires and the plaintiffs each filed appeals against the judgment and subsequently submitted their appellate briefs. As of the date hereof, the case has not yet been referred to the corresponding appellate court for consideration of the appeals.

Legal proceedings in Israel

On September 25, 2020 the Court decreed the insolvency and liquidation of IDB Development Corporation Ltd. (“IDBD”) and appointed a trustee for its shares along with a custodian over DIC and Clal shares. After this decision, the Board of Directors of IDBD was removed, therefore, IRSA lost control on that date.

Therefore, on November 23, 2020 all officers that were appointed by Dolphin B.V. resigned from their positions in DIC and its subsidiaries.

As of June 30, 2026, IRSA no longer owns any capital stock of IDBD while it has an investment in DIC that amounts to 1.1 million shares.

Litigation filed by IDBD against Dolphin B.V. and IRSA

On September 21, 2020, a claim was filed by IDBD against Dolphin Netherlands B.V. (“Dolphin”) and IRSA to the District court in Tel-Aviv Jaffa (civil case no. 29694-09-20), claiming that Dolphin and IRSA breached a purported legally binding commitment to transfer to IDBD in an installment of NIS 70 million (“NIS”, the legal currency of Israel) on September 2, 2020.

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

On December 26, 2021, IDBD filed the lawsuit against Dolphin and IRSA for the sum of NIS 140 million. According to the purported claim, the defendants allegedly breached their legally binding commitment given to IDBD on August 29, 2019 to transfer to IDBD a total amount of 210 million NIS in 3 equal installments of NIS 70 million each: the first installment, on September 2, 2019; the second installment, on September 2, 2020 and the third installment, on September 2, 2021. The claim relates to the second and third installments. The claim also includes a sum of 3,299,433 NIS for the interest and linkage differences since the date of the alleged breach until the date the claim was filed, and a request to add to the total sum of the claim interest and linkage differences until the day of the verdict. In addition, the claim includes a request to charge the defendants with the legal fees and costs of the claimant.

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

The IRSA and Dolphin BV (the “Defendants”) submitted their defense statement on December 29, 2023, which includes several defense arguments. Inter alia, the Defendants argue that Dolphin’s commitment consists of an unequivocal and clear, terminating condition stating that the obligation of Dolphin will automatically expire with respect to all payments that have not yet been transferred to IDBD at the time the terminating condition is met. The undisputed sequence of events necessitates the conclusion that termination condition was met in relation to the second and third payment. In any case, there is no cause of action against IRSA, in the absence of privity between IRSA and IDBD. IDBD filed its reply to the statement of defense by January 28, 2024.

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

On July 20, 2025, the parties filed a mutual update, informing the court that on July 9, 2025, IDBD had delivered to the Defendants a revised affidavit of disclosure of documents, together with the additional documents in its possession, as well as the bondholders’ trustees' response. The Defendants reserve their right to file an appropriate motion in this regard. Also, considering the bondholders’ trustees' position concerning the delivery of the records from the bondholders’ meetings, the Defendants reserve their right to renew their motion to summon the bondholders’ trustees to present documents.

On January 21, 2026, IDBD filed its affidavits, and on September 6, 2026, the Defendants filed their affidavits.

Pursuant to the Israeli Court’s decision dated September 8, 2026, a third pre-trial hearing has been scheduled for December 10, 2026.

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

The following table sets forth the total and per share amounts paid as dividends on each fully paid‑in share for the fiscal years mentioned. See “Item 10. Additional Information—D. Exchange Controls.”

Fiscal year	Dividend Paid stated in terms of the measuring unit current as of June, 30, 2026	Dividend per share paid stated in terms of the measuring unit current as of June 30, 2026	Dividend paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)	Dividend per share paid stated in terms of the measuring unit current as of the date of the each corresponding Shareholders’ meeting (1)
	(in millions of ARS )	(ARS )	(in millions of ARS )	(ARS )
2023 (1)	37,901	64.6350689	3,100	5.2866419
2023 (2)	81,345	141.4940134	9,500	16.5245323
2024 (3)	-	-	-	-
2024 (4)	104,228	177.3598991	22,000	37.4364423
2024 (5)	58,414	98.4247171	30,000	50.5482063
2025(6)	72,763	121.7130805	45,000	75.2725361
2026(7) (8)	82,018	130.9120633	65,080	103.8769027

(1)	Cash dividend paid on November 11, 2022.

(2)	Cash dividend paid on May 8, 2023.

(3)	Stock dividend paid in IRSA shares. Dividend per share: 0.03759065836 IRSA shares per CRESUD share.

(4)	Cash dividend paid on October 12, 2023.

(5)	Cash dividend paid on May 14, 2024.

(6)	Cash dividend paid on November 7, 2024.

(7)	Cash dividend paid on November 7, 2025.

(8)	Stock dividend paid in IRSA shares. Dividend per share: 0.020271025365 IRSA shares per CRESUD share.

For more information see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments—Cresud’s Recent Developments—General Ordinary and Extraordinary Shareholders’ Meeting.”

B. Significant changes

For information about significant changes, see “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments.”

Item 9. The Offer and Listing

A. Offer and Listing Details

The following summary provides information concerning our share capital.

Stock Exchanges in which our securities are listed

Our common shares are listed on the ByMA and our ADSs in the NASDAQ.

The following description of the material terms of our capital stock is subject to our certificate of incorporation and bylaws, which are included as exhibits to this Annual Report, and the provisions of applicable Argentine Law.

Share offering and Warrants

On February 17, 2021, we announced a public offering of shares for up to 90 million common shares (or its equivalent 9 million ADS) and 90 million warrants to subscribe for new common shares. Each right corresponding to one share (or ADS) allowed its holder to subscribe 0.1794105273 new common shares and receive free of charge an option with the right to subscribe 1 additional common share.

Upon completion of the offering on March 5, 2021, shareholders subscribed for 90 million new common shares, including shares subscribed through accretion rights. The aggregate proceeds from the offering amounted to USD 42.5 million and issued the new shares, increasing the capital stock to 591,642,804 common shares with a nominal value of ARS 1.00 each and one vote per share. The warrants had an initial exercise price of USD 0.566 per common share and were listed on NASDAQ and ByMA under the tickers CRESW and CRE3W, respectively.

The warrants were exercisable in accordance with the applicable warrant terms, the number of shares issuable upon exercise and/or the price of the warrants were adjusted.

The shareholders’ meeting held on October 30, 2025 approved, by majority vote, the execution of an addendum to the warrant agreement introducing the cashless exercise alternative (except for the payment of the par value of the shares), that is, allowing the delivery of shares for an amount equal to the difference between the exercise price of such options with cash payment and the equivalent market value of the shares, net of the payment of their par value.

During the year ended June 30, 2026, certain warrant holders exercised their right to acquire additional shares. Therefore, 71,644,060 warrants were exercised and the Company registered to 95,234,036 common shares, with a face value of ARS 1. As a result of the exercise, USD 24.5 million were collected by the Company.

As of March 10, 2026, 88,349,258 warrants had been exercised. The remaining 1,650,742 warrants expired unexercised on March 10, 2026. Accordingly, no warrants remained outstanding as of June 30, 2026.

Capital Stock

As of June 30, 2026, our capital stock amounted to ARS 709,308,309, represented by 709,308,309 common shares, with a nominal value of ARS 1.00 each and one vote per share and we own 56,345 shares in treasury.

As of the date of this Annual Report: (1) we had no other shares of any class or series issued and outstanding; and (2) there are no outstanding convertible notes to acquire our common shares. Our common shares have one vote per share. All outstanding shares are validly issued, fully paid and non-assessable. As of June 30, 2026, there were approximately 44,006 holders of our common shares.

Price history of our stock in the ByMA and NASDAQ

Our common shares are traded in Argentina on the ByMA under the trading symbol “CRES.” Since March 1997, our ADRs, each representing 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

B. Plan of Distribution

This item is not applicable.

C. Markets

Argentine Securities Markets

In December 2012, the Argentine Government enacted the CML, which sets out the rules governing capital markets, its participants, and the rules by which securities traded therein are subject to regulation and monitoring by the CNV. In September 2013, the CNV issued CNV Rules a new set of rules further implementing and administering the requirements of the CML. On May 9, 2018, the Argentine Chamber of Deputies approved Law No. 27,440 called “Ley de Financiamiento Productivo”, which creates a new financing regime for MiPyMEs and modifies the CML, Investment Funds Law No. 24,083 and Law No. 23,576, among others, as well as certain related tax provisions, and establishes regulations for derivative instruments, all with the aim of achieving a modern and transparent financial regulatory framework that contributes to the development of the Argentine economy. On May 21, 2018, the Argentine Government issued Decree No. 471/2018, which regulates certain aspects of the CML as amended by Law No. 27,440.

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

On January 9 and June 24, 2025, the CNV enacted new rules introducing simplified authorization regimes for public offerings of both debt and equity securities in Argentina. These frameworks establish automatic approval mechanisms for issuances classified as low- or medium-impact, provided that certain eligibility and disclosure requirements are met. On June 10, 2026, the CNV further streamlined the public offering regime by introducing automatic authorization for expanded medium-impact offerings and eliminating prior approval requirements for certain prospectus updates and debt securities programs.

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

On June 10, 2026, the CNV also expanded the scope of its digital securities framework by permitting the tokenization of additional categories of securities, including certain securities issued under automatic public offering regimes, and extending the regulatory sandbox for digital representations of securities through December 31, 2027.

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

Law No. 27,440 streamlines the regulation of mutual funds, public offerings of securities, of negotiable obligations and regulation of intermediaries and securities markets, while incorporating a long-awaited regulation for derivative instruments and the margins and guarantees that cover them. Below is a summary of the main amendments to the CML introduced by Law No. 27,440:

•	Eliminates the CNV’s power to appoint supervisors with veto power over resolutions adopted by an issuer’s Board of Directors without a judicial order.

•	Grants the CNV the power to issue regulations to mitigate situations of systemic risk, set maximum fees to be received by securities exchanges, create or modify categories of agents, encourage the simplification of the negotiation of securities and promote the transparency and integrity of the capital markets, while prohibiting the CNV from denying an issuer’s public offer authorization request solely because of opportunity, merit or convenience.

•	Empowers the CNV to regulate private offerings of securities.

•	Grants federal commercial courts jurisdiction to review resolutions or sanctions issued by the CNV.

•	Strengthens due process guarantees in favor of persons on entities sanctioned by the CNV and increases the amount of the fines, between ARS 100,000 and ARS 100 million, which can be increased up to five times the benefits perceived with the infraction.

•	Returns functions such as supervision, inspection and control of agents and operations, to the stock exchanges and clearing houses without this implying delegation of the powers of the CNV.

•	Allows the CNV to regulate and set ownership limits of authorized markets to restrict control concentration. Preemptive rights may be exercised through the placement procedure determined in a public offering prospectus, instead of the procedure set forth in the LGS. Preemptive right holders have the right to subscribe for newly issued shares in proportion to their shareholding prior to the capital increase. The subscription price for the newly issued shares may not be less than the public offering price. In order to use the public offering regime for a preemptive rights offering the issuer must (i) have an express provision in its bylaws adopting this regime in lieu of the regime set forth in the LGS; and (ii) the issuer’s shareholders must approve any issuance of equity securities or convertible debt securities.

•	Eliminates share accretion rights, unless expressly provided for in a listed company’s bylaws.

•	Allows foreign entities to participate in all shareholder meetings through authorized agents.

•	Establishes guidelines to set the offer price in a mandatory tender offer.

•	Allows the offeror to freely set the offer price in a voluntary tender offer.

Information regarding the ByMA

	As of June 30, (1)
	2026	2025
Market capitalization (in billions of ARS)	122,758	79,973
Shares average daily trading volume (2) (in millions of ARS)	103,975	82,210
Number of listed companies (3)	83	82

(1)	Reflects Merval historical data.
(2)	During the month of June.
(3)	Includes companies that received authorization for listing.

Although companies may list all of their capital stock on the ByMA, in many cases a controlling block is retained by the listed company’s shareholders, resulting in a relatively small percentage of many companies’ stock being available for active trading by the public.

As of June 30, 2026, approximately 83 companies had equity securities listed on, or being transitioned to the ByMA. The Argentine securities markets generally have substantially more volatility than securities markets in the United States and certain developed countries. The S&P Merval index experienced a 360% increase in 2023, a 173% increase in 2024 and a 20% increase in 2025. In order to avoid large fluctuations in securities prices of traded securities, the ByMA operates a system pursuant to which the negotiation of a particular security is suspended for 15 minutes when the price of the security registers a variation between 10% and 15% and between 15% and 20%, during any trading session. Any additional 5% variation in the price of the security results in additional 10 minutes successive suspension periods.

NASDAQ Stock Market

Our ADRs are listed and traded in the NASDAQ under the trading symbol “CRESY”.

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

Limited Liability

Shareholders’ liability for losses is limited to their subscribed shares. Notwithstanding the foregoing, under the LGS, shareholders who voted in favor of a resolution that is subsequently declared void by a court as contrary to Argentine law or a company’s by-laws (or regulation, if any) may be held unlimited and severally liable for damages to such company, other shareholders or third parties resulting from such resolution. In addition, a shareholder who votes on a business transaction in which the shareholder’s interest conflicts with that of the company may be liable for damages under the Argentine Corporation Law, but only if the transaction would not have been validly approved without such shareholder’s vote.

Capitalization

We may increase our share capital upon authorization by our shareholders at an ordinary shareholders’ meeting. Capital increases must be registered with the Public Registry, and published in the Official Gazette (Boletín Oficial). Capital reductions may be voluntary or mandatory and must be approved by the shareholders at an extraordinary shareholders’ meeting (Asamblea Extraordinaria). Reductions in capital are mandatory when losses have depleted reserves and exceeded 50% of capital. As of June 30, 2026, our share capital consisted of 709,308,309 common shares.

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

A quorum for a special shareholders’ meeting (Asamblea Extraordinaria) on the first call requires the presence of persons holding 60% of the shares entitled to vote and, on the second call, the quorum consists of the number of shareholders present, whatever that number. Decisions at special shareholders’ meeting (Asamblea Extraordinaria) generally must be approved by a majority of the votes validly exercised.

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

The holders of preferred stock may not be entitled to voting rights. However, in the event that no dividends are paid to such holders for their preferred stock, the holders of preferred stock are entitled to voting rights. Holders of preferred stock are also entitled to vote on certain special matters, such as a transformation of the corporate type, early dissolution, change to a foreign domicile, fundamental change in the corporate purposes, total or partial replacement of capital losses, mergers in which our company is not the surviving entity, and spin-offs. The same exemption will apply in the event the preferred stock is traded on any stock exchange and such trading is suspended or canceled. Note that the Company has no outstanding preferred stock.

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

Our legal reserve is not available for distribution. Under the applicable CNV Rules, dividends are distributed pro rata in accordance with the number of shares held by each holder within 30 days of being declared by the shareholders for cash dividends and within in the case of dividends distributed as shares the Company must submit the approval to the CNV for authorization and must pay such dividends in shares within 30 days after the approval. The right to receive payment of dividends expires five years after the date on which they were made available to shareholders. The shareholders’ meeting may authorize payment of dividends in periodic installments no applicable regulations are violated. In such case, all and each of the members of the board of directors and the supervisory committee will be jointly and severally liable for the refund of those dividends if, at the end of the respective fiscal year, the realized and net earnings of the company are not sufficient to allow for the payment of dividends.

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

Ownership Restrictions

The CNV Rules require that transactions that cause a person’s holdings of capital stock of a registered Argentine company, to hold 5% or more of the voting power, should be notified to the CNV. Thereafter, every change in the holdings that represents a multiple of 5% of the voting power should also be notified.

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

C. Material Contracts

We do not have any material contract entered into outside the ordinary course of business other than those described under “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions,” “Item 4. Information on the Company—A. History and Development of the Company—Recent Developments” and “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources—Indebtedness.”

D. Exchange Controls

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

The following table shows the maximum, minimum, average and closing exchange rates for each applicable period to purchases of U.S. dollars.

	Maximum (1) (2)	Minimum (1) (3)	Average (1) (4)	At closing (1)
Fiscal year ended:
June 30, 2024	910.50	257.70	613.03	910.50
June 30, 2025	1,200.50	912.50	1,032.46	1,200.50
June 30, 2026	1,487.50	1,217.50	1,394.03	1,477.50
Month ended:
July 31, 2026	1,493.50	1,467.00	1,481.48	1,480.50
August 31, 2026	1,509.50	1,483.00	1,495.43	1,504.00
September 30, 2026	1,521.00	1,502.00	1,509.27	1,512.50
October, 2026 (through October 19, 2026)	1,520.00	1,508.00	1,513.42	1,520.00

Source: Banco de la Nación Argentina

(1)	Average between the offer exchange rate and the bid exchange rate according to Banco de la Nación Argentina’s foreign currency exchange rate.
(2)	The maximum exchange rate appearing in the table was the highest end-of-month exchange rate in the year or shorter period, as indicated.
(3)	The minimum exchange rate appearing in the table was the lowest end-of-month exchange rate in the year or shorter period, as indicated.
(4)	Average exchange rates at the end of the month.

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

On September 1, 2019, the Argentine Government issued Decree No. 609/2019, imposing temporary exchange controls until December 31, 2019. On December 27, 2019, the Argentine Government enacted Decree No. 91/2019, which permanently extended the exchange controls initially set to expire on December 31, 2019. The Central Bank has compiled these rules in the Consolidated Text of the Rules on Foreign Exchange and Changes (the “Consolidated Text”), which is periodically updated and was most recently published through Communication “A” 8307. Below is a summary of the exchange control rules currently in effect.

Exports of goods

The Consolidated Text requires that proceeds from exports of goods be brought into Argentina and settled in Pesos through the MULC within specified periods, depending on various factors, including the type of products exported and the relationship between the exporter and the importer. Regardless of the maximum periods established in each case, export proceeds must be brought into Argentina and settled in Pesos through the MULC within twenty (20) business days following the date of collection. However, the ability to use this period remains subject in all cases to compliance with the periods established in the Consolidated Text for each type of good.

The Consolidated Text further provides under Section 7.1.2.3 that, for exports officially registered on or after January 1, 2026, any extension of the periods applicable to exports involving related counterparties is available only if the exporter did not record total goods exports in excess of USD 200,000,000 during the calendar year immediately preceding the official registration of the customs declaration, such threshold being USD 50,000,000 in the case of exports officially registered prior to January 1, 2026.

Decree No. 28/2023, published on December 13, 2023, provided that, with respect to (i) the export countervalue of services included in subsection c) of paragraph 2 of Section 10 of Law No. 22,415 (the Argentine Customs Code), as amended (referring to services rendered in Argentina and effectively used or exploited abroad); and (ii) the export countervalue of goods included in the Nomenclature of Mercosur, including foreign pre-financing and/or post-financing of exports or an advance against export proceeds, 80% of that countervalue had to be brought into Argentina in foreign currency and/or traded through the MULC, while the remaining 20% had to be channeled through purchases and sales of marketable securities acquired with settlement in foreign currency and sold with settlement in local currency in Argentina.

On April 14, 2025, Decree No. 269/2025 repealed Decree No. 28/2023 and expressly provided that the countervalue of those exports would be governed by the general provisions of Decree No. 609/2019 and its amending and related regulations. Exporters of goods included in the Nomenclature of Mercosur must pay duties, taxes and other amounts under the terms, deadlines and conditions established by the applicable regulations, based on the applicable export duty rate and taking into account the foregoing countervalue.

If the client is a Vehículo de Proyecto Único (“SPV” or “Single-Purpose Project Vehicle in English”) adhering to the Incentive Regime for Large Investments (“RIGI”), it shall be exempt from the obligation to enter and/or settle the entire foreign currency countervalue, provided that the service has been rendered or accrued as from the date of commencement of operations of the SPV reported by the Ministry of Economy to the Central Bank. Furthermore, Section 14 of the Consolidated Text establishes other benefits for SPVs, such as access to the MULC to make payments of certain expenses; access to the MULC to make dividend payments to non-resident shareholders; use abroad of the proceeds from the export of goods; and foreign exchange stability applicable to the SPV as of the date of adhesion to the RIGI.

Amounts received in foreign currency as compensation for losses related to exported goods must also be entered into the country and settled in Pesos through the MULC, up to the value of the insured exported goods.

Advances, pre-financing and post-financing from abroad must be brought into Argentina and settled through the MULC within twenty (20) business days from the date of collection or disbursement abroad, subject to the requirements and exceptions set forth in Section 7.1.3 of the Consolidated Text.

The Consolidated Text further provides under Section 7.1.2.3 that, for exports officially registered on or after January 1, 2026, any extension of the periods applicable to exports involving related counterparties is available only if the exporter did not record total goods exports in excess of USD 200,000,000 during the calendar year immediately preceding the official registration of the customs declaration, such threshold being USD 50,000,000 in the case of exports officially registered prior to January 1, 2026.

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

In certain cases, including where the exporter has a Certification of Increased Exports or has a project covered by the Export Promotion Regime established by Decree No. 234/2021, the exchange-control rules allow exporters greater access to the MULC to transfer funds abroad, including to pay dividends or services relating to External Financial Indebtedness.

The exporter must designate a financial entity to follow up each export transaction. The obligation to enter and settle foreign currency through the MULC corresponding to a shipment permit will be considered satisfied when the financial entity designated to follow up certifies that the entry and settlement have taken place.

The provisions under point 7.3.5 of the Consolidated Text permit export proceeds from goods to be applied to the repayment of promissory notes, as well as an exemption from settlement for proceeds received in foreign currency and credited to the exporter’s foreign currency account with a local financial institution, provided those proceeds are used within 72 business hours to repay principal or interest on promissory notes eligible under that point.

Exports of Services

As a general rule, payments received for services provided by residents to non-residents must be brought into Argentina and settled through the MULC within a maximum period of 20 (twenty) business days from the date of receipt abroad or in Argentina or the date on which the funds are credited to foreign accounts.

In the case of funds received or credited abroad, the bringing-in and settlement requirement may be deemed satisfied for the amount equivalent to the customary charges debited by foreign financial institutions for transferring the funds to Argentina.

The provisions of Decree No. 28/2023 described above also applied to exports of services until April 14, 2025, when they ceased to be in effect.

The application of service export payments to the repayment of capital and interest on foreign financial indebtedness or public debt securities in the country denominated in foreign currency and whose services are payable in foreign currency in the country is allowed; provided that the requirements set forth in point 7.9 of the Consolidated Text are met.

If the client is a SPV under the RIGI that has notified the Ministry of Economy, as the authority responsible for implementing the RIGI, of its intention to avail itself of the benefits established in Section 198 of Law No. 27,742 (which provides that such SPVs are not required to bring into Argentina or settle through the MULC foreign currency obtained from activities other than exports of goods, including services), the exception set forth in Section 14.1.3 of the Consolidated Text will apply. That section provides that proceeds from services provided to non-residents by an SPV holding a project covered by the RIGI are exempt from the obligation to bring into Argentina and/or settle the full foreign currency countervalue, provided that the service was provided or accrued on or after the date on which the SPV commenced operations, as reported by the Ministry of Economy to the Central Bank.

Certain situations described in point 2.2.2 of the Consolidated Text are exempt from the settlement obligation for service export proceeds, provided that the proceeds are brought into Argentina within the applicable periods.

Communication “A” 8330 eliminated the USD 36,000 annual limit applicable to individuals under the exemption mechanism for settling service export proceeds, allowing that mechanism to be used without a monetary limit.

Sale of non-financial non-produced assets

Consideration received by residents from the disposal to non-residents of non-financial, non-produced assets must be brought into Argentina in foreign currency and settled through the MULC within twenty (20) business days from the date of receipt in Argentina or abroad, or the date on which the funds are credited to accounts abroad. In the case of funds received or credited abroad, the requirement to bring in and settle the funds may be deemed satisfied for the amount equivalent to the customary charges debited by foreign financial institutions for transferring the funds to Argentina.

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

Pursuant to Communication “A” 8226, for imports of all types of goods formalized on or after April 14, 2025, the period described above is reduced to zero (0) calendar days from the date of customs entry registration.

Access to the MULC for payments for imports with pending customs entry registration requires prior approval from the Central Bank, unless the transaction falls within specific situations provided for in the Consolidated Text.

Regarding the stock of import-related debt for which customs entry registration occurred on or before December 12, 2023, access to the MULC also requires prior approval from the Central Bank, except when the transactions are financed by financial institutions, official credit agencies or international organizations, or fall within other situations provided for in the Consolidated Text.

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

Communication “A” 7917, issued on December 13, 2023, substantially amended the regime governing access to the MULC for the payment of imports of goods and services. As from said Communication, the conditions for accessing the MULC to pay for services to non-residents were modified, and are currently established as follows:

I. Payment of services provided by non-residents

Entities may grant access to the MULC without the need for prior approval from the Central Bank to process payments for services provided by non-residents, provided that the remaining applicable requirements set forth in the Consolidated Text are met, when:

i) The payment corresponds to a transaction classified under the following concept codes:

•	S03. Passenger transportation services;
•	S06. Travel (excluding transactions related to withdrawals and/or consumption using cards of residents with non-resident providers or of non-residents with Argentine providers);
•	S23. Audiovisual services;
•	S25. Government services;
•	S26. Health services provided by travel assistance companies;
•	S27. Other health services;
•	S34. Transactions involving card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers for digital services not related to travel;
•	S35. Transactions involving card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers for the remote purchase or sale of goods; and
•	S36. Transactions involving withdrawals and/or card charges or account debits by residents with non-resident providers or by non-residents with Argentine providers, other than transactions involving digital services not related to travel or the remote purchase or sale of goods.

ii) Expenses paid to foreign financial institutions for their ordinary operations.

iii) The payment corresponds to a transaction classified under concept “S30. Freight services for import operations of goods” and may be made from the date on which the service is provided. If the freight relates to an import transaction covered by Section 10.10.2.1 of the Consolidated Text, payment may be made from the date the goods are shipped at origin.

iv) The payment corresponds to a transaction classified under concept “S31. Freight services for export operations of goods” where freight forms part of the agreed sale condition with the buyer of the goods, and is settled once the export has been registered with the shipping clearance issued by Customs.

v) The payment corresponds to a transaction for services not included in Sections 13.2.1 through 13.2.5 of the Consolidated Text, provided by a counterparty unrelated to the resident, and is made from the date the service is provided or accrued. The same timing applies to transfers abroad by local agents of funds collected in Argentina in respect of services provided by non-residents to residents.

vi) The payment corresponds to a transaction for services not included in Sections 13.2.1 through 13.2.3 of the Consolidated Text, provided by a counterparty related to the resident, and is made once ninety (90) calendar days have elapsed from the date the service was provided or accrued. Transactions originating in the rendering of services by related counterparties remain subject to this requirement even if a change of creditor or debtor results in the relationship between the creditor and the resident debtor ceasing to exist.

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

External Assets

Generally, prior approval from the Central Bank is required for the formation of external assets, including purchases of foreign currency, and for derivative transactions by legal entities that are not authorized to operate in foreign exchange, local governments, mutual funds, trusts and other entities established in Argentina.

Access to the MULC by individuals

Pursuant to Sections 3.8 and 3.9 of the Consolidated Text, Argentine resident individuals may access the MULC without the prior approval of the BCRA for the purpose of acquiring foreign assets. In the case of purchases of foreign currency for the holding of banknotes or the establishment of deposits under section 3.8, transactions carried out by debiting local bank accounts are not subject to a specific monthly limit, while cash purchases may not exceed the equivalent of USD 100 per calendar month across all authorized entities. If the funds are credited to a bank account abroad, such account must be held in the customer’s name. The participating entity must register the transaction in the online system implemented by the BCRA and obtain evidence that the customer has income and/or assets consistent with the amount of foreign currency savings.

Section 3.9, in turn, allows Argentine resident individuals to access the MULC without the prior approval of the BCRA for the acquisition of foreign assets through other means, family assistance remittances and certain derivatives transactions, subject to an aggregate limit of USD 200 per calendar month across all authorized entities and for all applicable transaction categories. If the transaction is carried out in cash, the monthly limit is USD 100.

In addition, pursuant to Section 3.8.5, access to the MULC under Section 3.8 requires the customer to undertake, by means of a sworn statement, not to purchase securities settled in foreign currency, whether directly or indirectly or for the account and on behalf of third parties, from the time access is requested and for the following 90 calendar days. This restriction does not apply to purchases of securities settled in foreign currency made (i) in connection with primary subscriptions of debt securities issued by Argentine residents, provided that the purchaser holds such securities in its portfolio for at least 15 business days, provided that such minimum holding period does not apply if the subscribed securities are sold with settlement in foreign currency; or (ii) through the reinvestment, within 15 business days following receipt, of foreign currency proceeds from principal and/or interest payments on securities issued by the Argentine Treasury or the BCRA.

External Financial Indebtedness

Debt securities publicly registered abroad, other external financial indebtedness, and foreign currency-denominated debt securities publicly registered in Argentina fully subscribed abroad (“External Financial Indebtedness”), disbursed as from September 1, 2019, may be entered into Argentina and settled in the MULC Although the settlement of the proceeds from such transactions is not mandatory, failure to settle such proceeds will prevent subsequent access to the MULC for the purpose of making principal and interest payments in respect of such indebtedness.

Additionally, as further conditions for such access to the MULC, the transaction must have been declared in the External Assets and Liabilities Survey, and access to the MULC must occur no more than 3 (three) business days prior to the due date of the capital or interest service to be paid.

In the case of a capital payment of debt securities issued as from May 26, 2025 through a transfer abroad, access to the MULC must additionally, pursuant to Section 3.5.3 of the Consolidated Text occur according to the following minimum term from their issuance date for debt securities issued from May 16, 2025 onwards: at least 18 months.

For foreign currency-denominated debt securities issued by local financial institutions as from May 26, 2025: at least 12 months.

Access to the MULC to make payments more than three (3) days before the due date is, as a general rule, subject to prior approval from the Central Bank. The following cases of early repayment may be exempt from such prior approval, provided that the requirements set out in Section 3.5 of the Consolidated Text are satisfied: (i) early repayment of principal and interest with the settlement of funds brought into Argentina from the issuance of a new debt security that qualifies as External Financial Indebtedness; (ii) early repayment of principal and interest with the simultaneous settlement of other External Financial Indebtedness; (iii) early repayment of interest in the context of a debt exchange involving debt securities that qualify as External Financial Indebtedness; (iv) early repayment of principal and interest simultaneously with the settlement of new External Financial Indebtedness granted by a local financial institution under a foreign credit line; and (v) early repayment of principal and interest by an SPV adhering to the RIGI.

Furthermore, prior approval from the Central Bank is generally required for local residents to access the MULC to pay principal and interest on External Financial Indebtedness owed to related parties. Certain exceptions apply, as set forth in Section 3.5.6 of the Consolidated Text, including certain refinancing or substitution transactions introduced by Communication “A” 8417.

In addition, Communication “A” 8442 provides that entities may grant access to the MULC for early repayment of principal and interest on financial debt, provided that the early repayment is made with funds transferred to the client’s local bank account by an individual or legal entity exercising a direct control relationship over the client or by another legal entity with which the client forms part of the same economic group, the funds originated from the settlement of new External Financial Indebtedness and/or issuances of debt securities covered by Section 3.5, and access occurs within seventy-two (72) business hours after that settlement.

Additionally, under Section 3.11.2 of the Consolidated Text, entities may grant access to the MULC to residents to make payments for services related to External Financial Indebtedness or debt securities registered in Argentina that qualify for access to the MULC under Sections 3.6.1.3 through 3.6.1.5 of the Consolidated Text, to purchase foreign currency before the deadline permitted by the regulations, subject to the following conditions:

(i)	The funds acquired are deposited in foreign currency accounts held by the client in local financial institutions;

(ii)

The intervening entity has verified that the indebtedness, the service of which will be paid with these funds, complies with the applicable provisions of the Consolidated Text permitting such access; and

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

Debt among residents

Access to the MULC for the payment of debts and other obligations in foreign currency entered into after September 1, 2019 is prohibited, subject to limited exceptions, such as payments made by credit card.

Profits and Dividends

Under Section 3.4 of the Consolidated Text, access to the MULC to remit foreign currency abroad as profits and dividends to non-resident shareholders is permitted without prior approval from the Central Bank if certain conditions are satisfied, including that the distributions constitute distributable earnings based on net income reported in regular, audited annual financial statements for fiscal years beginning on or after January 1, 2025.

Non-residents

Non-residents must obtain prior approval from the Central Bank to access the MULC to purchase foreign currency, subject to limited exceptions.

Information System

In all cases, and subject to compliance with the remaining requirements applicable to each situation, access to the MULC will be available for the payment of financial or commercial debts and profits or dividends, provided that such debts are reported through the Central Bank’s information system established by Communication “A” 6795.

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

Access to the MULC is also subject to the submission of an affidavit regarding transactions involving securities and other assets, unless the applicant certifies that, during the 90 consecutive days preceding and the 90 consecutive days following the date on which access to the MULC is requested:

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

(h) it has not delivered and will not deliver local-currency funds or other local assets (except foreign-currency funds deposited with local financial institutions) to any individual or legal entity, whether resident or non-resident, related or unrelated, in order to receive, as prior or subsequent consideration, directly or indirectly, on its own behalf or through a related, controlled or controlling entity, external assets, cryptoassets or securities deposited abroad.

Pursuant to Communication “A” 8226, outflows through the MULC by resident individuals are not subject to the requirements set forth in Sections 3.16.3.1 and 3.16.3.2 of the Consolidated Text. In addition, transactions carried out up to and including April 11, 2025 will not be taken into account for purposes of the affidavits required under Sections 3.16.3.1 and 3.16.3.4 of the Consolidated Text.

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

Additionally, the foregoing conditions may be deemed satisfied if the client submits an affidavit stating that, during the applicable periods, it has not delivered local-currency funds or other liquid local assets to any individual or legal entity in Argentina, except for transactions directly related to its ordinary business activities.

If the client does not submit that affidavit, it may submit an affidavit stating that it has not delivered local-currency funds or other liquid local assets to any individual or legal entity in Argentina (including persons exercising direct control over it and members of its economic group), and stating

(i)	that it has not carried out and will not carry out the transactions contemplated in the Consolidated Text during the specified period; and

(ii)

that, during the preceding 180 consecutive days, it has not received local-currency funds or other liquid assets in Argentina, except for those related to ordinary-course transactions originating from the client or from any of the identified direct controlling persons or members of the economic group from whom funds were received. Alternatively, it may submit affidavits from the individuals or legal entities that received such funds.

In all such cases, the client must submit an affidavit stating that the funds received by the persons exercising direct control over it, or by the members of its economic group, in connection with the transactions referred to in items (i) through (iii) were used to make payments in Argentina related to investments in Argentina.

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

It should be noted that, as a general rule, prior approval from the Central Bank is required if the client is an individual or legal entity included by ARCA in its list of invoices or equivalent documents classified as fraudulent. This requirement does not apply to access to the MULC for repayment of foreign-currency financing granted by local financial institutions, including payments for foreign-currency transactions made through credit or purchase cards. The list of individuals and legal entities included in this registry by ARCA is available at the following website: https://servicioscf.afip.gob.ar/Facturacion/facturasApocrifas/default.aspx.

Additionally, if the individuals or legal entities are considered obligated subjects to comply with the Registry of Exchange Information for Exporters and Importers of Goods whose registration process is listed as not registered, an affidavit must be submitted.

Securities Transactions

Pursuant to Section 3.16 of the Consolidated Text, entities authorized to operate in foreign exchange must verify compliance with certain supplementary requirements before granting access to the MULC for outflow transactions including:

(i)	prior Central Bank approval where the client is listed in ARCA’s apocryphal-invoices database;

(ii)	an affidavit from the client confirming that its holdings of CEDEAR’s and/or available liquid foreign assets do not exceed the equivalent of USD 100,000 and undertaking to settle in the MULC within five business days any funds received abroad from the collection of loans, term deposits or asset sales made after May 28th 2020; and

(iii)	for clients that are not resident individuals, an affidavit confirming that the client has not carried out – and undertakes not to carry out during the 90 calendar days before and after the day of access – sales of securities settled in foreign currency, exchanges of resident issued securities for foreign assets, transfers of securities settled in Pesos or of CEDEARs acquisitions of private debt issued abroad, or deliveries of local currency funds in exchange for foreign assets, crypto-assets or securities held abroad.

Where the client is a legal entity, it must additionally disclose its direct controllers and economic group members and certify that it has not delivered local currency funds to any of them during the same 90-day period.

Certain transactions are excluded from these affidavits, including transfers of securities for the purpose of participating in sovereign or corporate debt exchanges, sales whose proceeds are applied within 10 days to the payment of qualifying external financial indebtedness or direct investment repatriation, and sales of BOPREAL bonds acquired in primary subscription.

With respect to minimum holding periods and daily transfer limits applicable to securities transactions, CNV General Regulation N°1062 eliminated the minimum holding period for sales of securities settled in foreign currency by resident individuals, while establishing a one business day minimum holding period for non-resident individuals and for non-individual resident clients.

Subsequent CNV General Resolutions N°1128 and 1152 introduced exceptions to the daily ARS 200 million limit on transfers of securities to foreign depository entities – including for Argentine Treasury securities acquires in primary placements and for securities held for at least 365 calendar days. In addition, Communication “A” 8361 requires clients accessing the MULC to sign an affidavit undertaking not to acquire securities settled in foreign currency during the following 90 calendar days; however, there is an exemption from this restriction purchases made in primary subscriptions of residents-issued debt securities and reinvestments of principal or interest proceeds from Argentine Treasury or Central Bank securities within 15 business days of collection.

BOPREAL

The BOPREAL are securities issued by the Central Bank in USD for importers of goods and services with outstanding payment obligations for imports of goods with customs registration and/or services effectively rendered until December 12, 2023.

a) Importers of Goods

Importers may subscribe BOPREAL up to the amount of their pending debt for goods imports registered before December 12, 2023. Subscription requires certifications from the supervising entities (SEPAIMPO) and compliance with the conditions set forth in the Consolidated Text.

b) Importers of Services

Importers may subscribe BOPREAL up to the amount of their pending debt for services effectively rendered or accrued before December 12, 2023. Documentation supporting the existence of the service, the outstanding amount, and compliance with the applicable provisions of the Consolidated Text is required.

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

Reporting Regime of the Central Bank

In all cases, and subject to compliance with the other applicable requirements in each case, access to the MULC will be granted for the payment of financial or commercial debts and for the payment of profits or dividends, provided that such debts are reported through the Central Bank’s reporting regime established by Communication “A” 6401 and its amendments. In addition, for those transactions for which the reporting requirement is applicable, entities must verify that the relevant operation has been included in the latest due filing of the Central Bank’s External Assets and Liabilities Survey before granting access to the MULC.

Money Laundering

The Anti-Money Laundering Law together with the Argentine Criminal Code, establishes the legal framework for the prevention and prosecution of money laundering, terrorism financing and the financing of the proliferation of weapons of mass destruction. The Anti-Money Laundering Law created the Financial Information Unit, an autonomous and financially self-sufficient agency within the jurisdiction of the Argentine Ministry of Justice, which is responsible for the analysis, treatment and transmission of information for the prevention and detection of money laundering, terrorism financing and proliferation financing offenses. The UIF is also empowered to receive and request information from public and private entities and to transmit information to the competent authorities where it identifies sufficient grounds to suspect the commission of offenses related to money laundering, terrorism financing or proliferation financing.

Under Article 303 of the Argentine Criminal Code, money laundering constitutes an autonomous criminal offense against the economic and financial order and consists of, among other conduct, converting, transferring, administering, selling, encumbering, acquiring, concealing or otherwise placing into circulation assets derived from a criminal offense, where such conduct may cause the original or substitute assets to appear to have a lawful origin. The principal criminal offense applies where the value of the relevant assets, whether through a single transaction or a series of related transactions, exceeds an amount equivalent to 150 minimum living wages (salarios mínimos, vitales y móviles) in effect at the time of the relevant conduct. Transactions below that amount may also be punishable under the Argentine Criminal Code, although subject to a different penalty. Argentine law also criminalizes terrorism financing and the financing of the proliferation of weapons of mass destruction and provides for sanctions applicable to individuals and legal entities.

The Argentine Anti-Money Laundering Law framework imposes information, monitoring, reporting and control obligations on a broad range of public and private sector participants designated as obligated subjects under the Anti-Money Laundering Law, including financial institutions, insurance companies, certain capital markets participants and other regulated entities and professionals. These obligations generally include implementing policies and procedures based on identified risks, applying customer due diligence and “know your customer” requirements, identifying and verifying customers and their beneficial owners, monitoring transactions, reporting suspicious facts or transactions to the UIF, maintaining adequate records and preserving the confidentiality of suspicious transaction reports. Depending on the category of obligated subject, applicable regulations may also require the appointment of a compliance officer responsible for the implementation and oversight of anti-money laundering, counter-terrorism financing and counter-proliferation financing controls.

For these purposes, suspicious facts or transactions generally include attempted or completed transactions that raise suspicions or reasonable grounds to suspect that the assets involved derive from or are connected with a criminal offense, terrorism financing or proliferation financing, as well as transactions previously identified as unusual whose unusual nature cannot be reasonably justified after the corresponding analysis. Suspicious facts or transactions must be reported by obligated subjects regardless of their amount. Accordingly, the threshold of 150 minimum living wages applicable under Article 303 of the Argentine Criminal Code does not operate as a minimum reporting threshold for suspicious transaction reports. Quantitative thresholds applicable to systematic reporting requirements are established separately for particular categories of obligated subjects and types of transactions.

Argentine regulations also require obligated subjects to identify and verify the ultimate beneficial owners of their customers. Under UIF Resolution No. 112/2021, an ultimate beneficial owner generally means the natural person who owns at least 10% of the capital or voting rights of a legal entity, trust, investment fund, dedicated estate or other legal structure, and/or the natural person who otherwise exercises ultimate control over such entity or legal structure. Obligated subjects are also required to determine whether their customers or their ultimate beneficial owners qualify as politically exposed persons (“PEPs”) and, where applicable, to apply due diligence measures proportionate to the risks identified. The PEP regime is principally governed by UIF Resolution No. 35/2023, as amended by UIF Resolution No. 192/2024.

The Argentine Anti-Money Laundering Law framework is based on a risk-based approach consistent with the recommendations of the Financial Action Task Force (“FATF”) and is intended to align Argentina’s anti-money laundering, counter-terrorism financing and counter-proliferation financing framework with international standards. Accordingly, obligated subjects must identify, assess, monitor, manage and mitigate money laundering, terrorism financing and proliferation financing risks and adopt policies, procedures and controls proportionate to the nature and level of the risks identified. With respect to obligated subjects operating in the capital markets, UIF Resolution No. 78/2023, as amended, establishes minimum requirements concerning risk management, customer due diligence, transaction monitoring, suspicious transaction reporting, internal controls, record keeping, training and the appointment of compliance officers.

Applicable CNV regulations also contain anti-money laundering provisions relating to companies authorized to make public offerings of securities in connection with capital contributions, irrevocable capital contributions and indebtedness provided by shareholders or third parties seeking to become shareholders. In addition, financial institutions, CNV-authorized intermediaries and other obligated subjects involved in the placement, distribution, intermediation and public offering of securities are subject to customer due diligence, transaction monitoring, recordkeeping and reporting obligations under the applicable Anti-Money Laundering Law framework. Within their respective areas of competence, the CNV and the BCRA cooperate with the UIF in the supervision of compliance with applicable anti-money laundering regulations.

In March 2024, Law No. 27,739 introduced significant amendments to Argentina’s anti-money laundering, counter-terrorism financing and counter-proliferation financing framework. Among other matters, it amended the Argentine Criminal Code and the Anti-Money Laundering Law, expressly incorporated the financing of the proliferation of weapons of mass destruction into the criminal and preventive framework and introduced measures concerning the identification of ultimate beneficial owners and the regulation of virtual asset service providers. Argentine authorities have subsequently issued regulations implementing and supplementing this framework, including UIF Resolution No. 207/2025, which updated the regime applicable to suspicious transaction reports relating to terrorism financing and the administrative freezing of assets, and UIF Resolution No. 3/2026, which established obligations and procedures applicable to suspicious transaction reports relating to the financing of the proliferation of weapons of mass destruction and the administrative freezing of assets and other property. In addition, UIF Resolution No. 35/2026 established a new framework for the exchange of information on anti-money laundering, terrorism financing and proliferation financing matters among specified regulatory and supervisory authorities and their foreign counterparts.

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

Subject to certain complex conditions and limitations (including a minimum holding period requirement), Argentine withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. However, United States Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Argentine withholding taxes on dividends, if any, in computing your taxable income, subject to generally applicable limitations under United States law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Passive Foreign Investment Company

Based on the past and projected composition of our income and assets and the valuation of our assets, including goodwill, we do not believe we were a PFIC for United States federal income tax purposes for the taxable year ending June 30, 2026, and we do not currently expect to become a PFIC, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition or if our projections are not accurate. The volatility and instability of Argentina’s economic and financial system may substantially affect the composition of our income and assets and the accuracy of our projections. In addition, this determination is based on the interpretation of certain United States Treasury regulations relating to rental income, which regulations are potentially subject to different interpretation.

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

If you make an effective mark-to-market election, you will include in ordinary income each year that we are a PFIC the excess, if any, of the fair market value of our common shares or ADSs at the end of the year over your adjusted tax basis in our common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess, if any, of your adjusted tax basis in our common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any gain or loss on the sale or other disposition of the common shares or ADSs in a year that we are a PFIC will be ordinary income or loss, except that such loss will be ordinary loss only to the extent of the previously included net mark-to-market gain, and thereafter will be capital loss.

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

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES ARISING UNDER ANY TAXING JURISDICTION.

Income Tax

The following section summarizes the Argentine income tax treatment applicable to dividends and capital gains derived from the ownership or disposition of common shares and ADSs.

Taxation of Dividends

Pursuant to Law No. 27,430, amended by Law No. 27,541, published in the Official Gazette on December 23, 2019, dividends and other profits paid in cash or in-kind —except for stock dividends—by companies and other entities incorporated in Argentina referred to in the Argentine Income Tax Law Sections 73 (a)(1), (2), (3), (6), (7) and (8), and Section 73(b) out of retained earnings accumulated in fiscal years starting on or after January 1, 2018, would be subject to withholding tax at a 7% rate, provided that they are distributed to Argentine resident individuals and foreign shareholders.

In case of dividends to be distributed at any time out of retained earnings accumulated until the end of the last fiscal year starting before January 1, 2018, the portion of those dividends exceeding the company’s accumulated net taxable income (as determined by application of the Argentine Income Tax Law), if any, is subject to a 35% withholding tax on such excess (the “Equalization Tax”). For purpose of the Equalization Tax, the amount of accumulated net taxable income to be considered shall be determined by (1) deducting the income tax paid by the company, and (2) adding the dividends and profits not subject to tax received as distributions from other corporations. If the distribution is in-kind, then the corporation must pay the tax to the Argentine tax authorities and will be entitled to seek reimbursement from the shareholders.

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

Argentine entities

Capital gains obtained by Argentine entities (in general entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non-Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of common shares or ADSs are subject to the following tiered structure of corporate income tax rates for different brackets of earnings (for the fiscal years beginning from January 1, 2026 to December 31, 2026):

Annual taxable income (ARS)		Will pay ARS	Marginal rate on the excess of the lower limit (%)	On the ARS surplus
Over	To
0.00	133,514,185.74	0.00	25	0.00
133,514,185.74	1,335,141,857.38	33,378,546.43	30	133,514,185.74
1,335,141,857.38	forward	393,866,847.93	35	1,335,141,857.38

Losses arising from the sale, exchange or other disposition of common shares or ADSs can be applied only to offset such capital gains arising from the sale, exchange or other disposition of these securities, for a five-year carryover period.

Capital reductions and other distributions

Capital reductions and redemptions of our common shares and ADSs are not subject to income tax up to an amount equivalent to the contributed capital corresponding to the common shares and ADSs to be redeemed. Any distribution exceeding this amount, however, will be considered as a dividend for tax purposes and subject to withholding tax as described above.

WE RECOMMEND PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES CONCERNING THE SALE OR OTHER DISPOSITIONS OF SHARES AND ADSs.

Value Added Tax

The sale, exchange, disposition, or transfer of common shares or ADSs is not subject to VAT. Dividend distributions are not levied with VAT either.

Tax on Personal Assets

Argentine entities, such as us, have to pay the TAP corresponding to Argentine and foreign individuals and foreign entities for the holding of our common shares at December 31 of each year. The applicable tax rate is 0.50% and is levied on the equity value, or the book value, of the shares arising from the last balance sheet . Pursuant to the TAP Law, the Argentine company is entitled to seek reimbursement of such paid tax from the applicable Argentine domiciled individuals and/or foreign domiciled shareholders.

Turnover Tax

The gross turnover tax is a local tax; therefore, the rules of the relevant provincial jurisdiction should be considered, which may levy this tax on the customary purchase and sale, exchange or other disposition of common shares or ADSs, and/or the collection of dividends at an average rate between 5% and 10%, unless an exemption is applicable. The tax base is the gross revenue obtained as a result of the business activities transacted in the jurisdiction.

In the particular case of the City of Buenos Aires, any transaction involving common shares and/or the collection of dividends and revaluations is exempt from this tax, pursuant to Section 298, paragraph 1 of the Tax Code of the City of Buenos Aires.

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

Other Taxes

There are no Argentine federal inheritance or succession taxes applicable to the ownership, transfer or disposition of our common shares or ADSs. The province of Buenos Aires established a tax on free transmission of assets, including inheritance, legacies, donations, etc. Free transmission of our common shares could be subject to this tax at rates that vary from 1.603% to 9.513%, depending on the value of the transferred assets and the relationship between the transferor and the transferee.

Regarding the existence of gift tax in the remaining provincial jurisdictions, the analysis must be conducted taking into consideration the legislation of each province in particular.

In the case of litigation regarding the shares before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim.

Tax treaties

Argentina has signed tax treaties for the avoidance of double taxation currently in force with Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Denmark, Finland, France, Germany, Italy, Mexico, the Netherlands, Norway, Qatar, Russia, Spain, Sweden, Switzerland, Turkey, the United Kingdom, United Arab Emirates, the People´s Republic of China and Uruguay.

There are currently agreements between Argentina and the United States on the exchange of Country-by-Country Reports, and automatic exchange of financial account information to facilitate implementation of the U.S. Foreign Account Tax Compliance Act (FATCA), but there is no tax treaty or convention in force between both countries. It is not clear when, if ever, a treaty will be ratified or entered into effect. As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our common shares or ADSs that is a U.S. resident.

Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

Argentina enacted Law No. 27,788, through which it ratified the “Multilateral Convention to Implement Tax Treaty-Related Measures to Prevent Base Erosion and Profit Shifting” (MLI). The ratification will be effective as of January 1, 2026. The convention enables the incorporation of anti-abuse clauses, improvement in the definition of permanent establishment, and optimization of dispute resolution mechanisms between countries. It also allows for changes to be made to the existing network of double tax treaties without renegotiating each agreement bilaterally.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. This section is not applicable.

B. This section is not applicable.

C. This section is not applicable.

D. This section is not applicable.

E. This section is not applicable.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial and Administrative Officer, to allow our management to make timely decisions regarding required disclosure. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In connection with the preparation of this Annual Report on Form 20-F, we carried out an evaluation under the supervision and with the participation of members of our management team, including our Chief Executive Officer and Chief Financial and Administrative Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of June 30, 2026. Based upon this evaluation, our Chief Executive Officer and Chief Financial and Administrative Officer concluded that our disclosure controls and procedures were effective as of June 30, 2026.

B. Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013).

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of June 30, 2026.

An independent registered public accounting firm, Price Waterhouse & Co. S.R.L., has audited the effectiveness of our internal control over financial reporting as of June 30, 2026, as stated in their report which is included in this Annual Report.

Remediation of Previously Reported Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously reported in Item 15 of our Annual Report on Form 20-F for the fiscal year ended June 30, 2025, management identified a material weakness in our internal control over financial reporting. Specifically, we did not design and maintain effective controls over capital increases resulting from the exercise of the warrants issued by us, as our internal control over financial reporting did not account for the impact of inflation accounting over the exercise of the warrants. This control deficiency resulted in material errors in the inflation adjustment of the share premium arising from the exercise of the warrants, which required the restatement of our consolidated financial statements as of June 30, 2024 and for the years ended June 30, 2024 and 2023.

During the fiscal year ended June 30, 2026, our management, with the oversight of our Audit Committee, implemented the following measures designed to remediate the previously reported material weakness:

•	Designed and implemented a control over capital increases derived from the exercise of warrants, pursuant to which the accounting and reporting supervisor reviews, on a quarterly basis, the supporting workpaper prepared by the accounting and reporting analyst, including the reconciliation of proceeds received to bank statements, the agreement of the shares issued and warrants exercised with the resolutions of our shareholders’ meetings and Board of Directors and with the applicable contractual documentation, the mathematical accuracy of the number of shares issued determined under the applicable contractual formula, and the accurate determination and recording of the related inflation adjustment of share premium in accordance with IAS 29; and

•	Formalized the documentation and supervisory approval requirements applicable to this control, which are evidenced through the review and approval of the related workpaper in the Company’s documentation platform.

Management has concluded that, as of June 30, 2026, the actions taken to strengthen our internal control over financial reporting, as well as the results of its testing of the design and operating effectiveness of these controls, remediated the previously reported material weakness.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2026, has been audited by Price Waterhouse & Co. S.R.L., Buenos Aires, Argentina — member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as stated in their report which appears herein.

D. Changes in Internal Control Over Financial Reporting

Except for the changes described under “–B. Management’s Annual Report on Internal Control Over Financial Reporting–Remediation of Previously Reported Material Weakness,” there have been no changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. During 2026, our Board of Directors approved an updated code of ethics to strengthen our integrity and corporate governance framework. Our updated code of ethics became effective on July 1, 2026 following the implementation of the corresponding communication and training plan, and is available posted on our website www.cresud.com.ar.

If we make any substantive amendment to our code of ethics or grant any waivers, including any implicit waiver of any of its provisions, we will disclose the nature of such amendment or waiver in a report on Form 6-K or in our next Annual Report, and we will post it on our website.

In 2023, we adopted our incentive compensation clawback policy. For more information, see Exhibit 97 to this Annual Report.

C. Principal Accountant Fees and Service

Audit Fees

For the fiscal years ended June 30, 2026 and 2025, we were billed a total amount of ARS 2,144.8 million and ARS 1,548.7 million respectively, for professional services rendered by our principal accountants for the audit of our annual Audited Consolidated Financial Statements, performance of the audit of internal controls over financial reporting of the company and other services normally provided in connection with regulatory filings or engagements.

Audit-Related Fees

For the fiscal year ended June 30, 2026 and 2025 we were billed a total amount of ARS 220.1 million and ARS 176.7 million for professional services rendered by the principal accountant and not included under the prior category, mainly in connection with assurance services over non-financial information.

Tax Fees

For the fiscal years ended June 30, 2026 and 2025, we were billed a total amount of ARS 61.4 million and ARS 53.2 million, respectively, for professional services rendered by our principal accountants for tax compliance and tax advisory services.

All Other Fees

For the fiscal year ended June 30, 2026 and June 30, 2025 no fees related to other than Audit Fees, Audit-Related Fees and Tax Fees services were billed by our principal accountants.

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

During the fiscal year, the Audit Committee carries out the following:

•	Analyzes the professional services that the external auditor would provide to the Company, evaluating the type of service and the corresponding fees, to maintain the independence principle of the external auditor with the company. According to the result of the analysis, the services are pre-approved by the Audit Committee.

•	Reports the fees invoiced by the external auditor during the year, separating them for accounting audit services, assurance services and for other special services not included in the former.

•	Analyze and supervise the working plan of the external auditors considering the business’ reality and the estimated risks;

•	Propose adjustments (if necessary) to such working plan;

•	Hold meetings with the external auditors in order to: (a) analyze the difficulties, results and conclusions of the proposed working plan; (b) analyze eventual possible conflicts of interests, related party transactions, compliance with the legal framework and information transparency; and

•	Evaluate the performance of external auditors and their opinion regarding our Financial Statements.

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

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
11/17/2022 – 11/30/2022	862,151	182.53	—	—	862,151	3,842.6
12/01/2022 – 12/31/2022	2,554,578	195.86	—	—	2,554,578	3,342.3
01/01/2023 – 01/31/2023	2,408,630	254.61	—	—	2,408,630	2,729.0
01/02/2023 – 02/28/2023	1,988,045	262.85	—	—	1,988,045	2,206.5
01/03/2023 – 03/31/2023	4,857,108	277.30	—	—	4,857,108	859.6
01/01/2024 – 01/17/2024	803,592	1,066.88	—	—	803,592	2.3
Total	13,474,104	296.70	—	—	13,474,104

(1)	As of the settlement date of transaction.
(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

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

Period	Total Number of Common Shares Purchased(1)	Average Price Paid per Share	Total Number of ADS’s Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Plan(2)	Maximum amount that may yet be purchased under the plan
		(ARS)		(USD)		(In million of ARS)
11/12/2024 – 11/30/2024	304,197	1,156.67	—	—	304,197	351.9
12/01/2024 – 12/31/2024	4,218,426	1,457.07	—	—	4,218,426	6,498.4
Total	4,522,623	1,436.87	—	—	4,522,623

(1)	As of the settlement date of transaction.

(2)	Correspond to the sum of common shares and ADS’s purchased. Each ADS represents 10 common shares.

In April 2023, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated April 27, 2023, decided the distribution among the shareholders, on a pro rata basis, of 12,670,512 common shares repurchased.

In October 2025, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 5, 2023, decided the distribution among the shareholders, on a pro rata basis, of 5,791,355 common shares repurchased.

In October 2025, our Board of Directors, in accordance with the resolutions of the Shareholders’ Meeting dated October 30, 2025, decided the distribution among the shareholders, on a pro rata basis, of 5,300,000 common shares repurchased.

During the fiscal year ended June 30, 2026, no treasury shares were repurchased.

As of June 30, 2026, we own our shares in an amount equal to 0.01% of our capital stock, and as of October 20, 2026, we own our shares in an amount equal to 0.01% of our capital stock.

F. Change In Registrant’s Certifying Accountant

This section is not applicable.

G. Corporate Governance

Compliance with NASDAQ listing standards on corporate governance

Significant differences between our corporate governance practices and U.S. companies’ practices under NASDAQ Rules:

Our corporate governance practices are governed by the applicable Argentine law; particularly, the LGS, the CML and the rules of the CNV, as well as by our by-laws.

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

Rule 5605(d)—Compensation Committee Requirements

In lieu of the requirements of Rule 5605(d), we follow Argentine law which does not require companies to form a compensation committee comprised solely of independent directors. For the determination of the compensation of the chief executive officer and all other executive officers no decision of a majority of independent directors or a compensation committee comprised solely of independent directors is required under Argentine law. Under Argentine law, the board of directors is the corporate body responsible for determining the compensation of the chief executive officer and all other executive officers, so long as they are not directors. In addition, under Argentine law, the audit committee shall give its opinion about the reasonableness of management’s proposals on fees and option plans for our directors or managers.

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

Rule 5605(c)(2)—Audit Committee Composition.

Argentine law does not require that companies have an audit committee comprised solely of independent directors and it is equally not customary business practice in Argentina to have such a committee. Argentine law instead requires that companies establish an audit committee with at least three members comprised of a majority of independent directors as defined by Argentine law. Nonetheless, although not required by Argentine law, we have a three member audit committee comprised of entirely independent directors in accordance with Rule 10(A)-3(b)(1) of the General rules and regulations promulgated under the Securities Exchange Act of 1934, as independence is defined in Rule 10(A)-3(b)(1). Further, Argentine law does not require companies to identify or designate a financial expert. Nonetheless, although all the members of the audit committee have large corporate experience, the Board of Directors determined to designate one member of the Audit Committee to serve as the Audit Committee Financial Expert. In addition, we have a supervisory committee (“comisión fiscalizadora”) composed of three ‘syndics’ which are in charge of monitoring the legality, under Argentine law, of the actions of our board of directors and the conformity of such actions with our by-laws.

NASDAQ Standards for U.S. companies	Cresud’s Corporate Practices

Rule 5620(c)—Quorum.

In lieu of the requirements of Rule 4350(c), we follow Argentine law and our bylaws, which distinguish between ordinary meetings and extraordinary meetings and both of them can be celebrated using teleconference technology, as long as the regulations related to accreditation, registration and quorum are complied with and the simultaneity of the shareholders and immediately of the process of verbal communication and issuance of votes is guaranteed. The supervisory committee shall state the regularity of the resolutions adopted. The board of directors shall establish the rules and technical matters related to remote participation pursuant to the current rules and in conformity with the Argentine Exchange Commission regulations. Shareholders physically present at the time and those using teleconference technologies will be taken into consideration for the quorum. In connection with ordinary meetings, a quorum consists of a majority of stocks entitled to vote. If no quorum is present at the first meeting, a second meeting may be called, in which the shareholders present or communicated through teleconference technologies, regardless of their number, constitute a quorum. Resolutions may be adopted by an absolute majority of the votes present or communicated through teleconference technologies. Argentine law, and our bylaws, requires in connection with extraordinary meetings, that a quorum consist of 60% of the stock entitled to vote. However, if such quorum is not present at the first meeting, our bylaws provide that a second meeting may be called and maybe held with the number of shareholders present or communicated through teleconference technologies. In both ordinary and extraordinary meetings, decisions are adopted by an absolute majority of votes present at the meeting or communicated through teleconference technologies, except for certain fundamental matters (such as mergers and spin-offs (when we are not the surviving entity and the surviving entity is not listed on any stock exchange), anticipated liquidation, change in its domicile outside of Argentina, total or partial recapitalization of its statutory capital following a loss, any transformation in our corporate legal form or a substantial change in our corporate purpose, or the issue of bonds) which require an approval by vote of the majority of all the stock entitled to vote (all stock being entitled to only one vote).

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

Rule 5630(a) -- Conflicts of Interest

In lieu of the requirements of Rule 5630(a), we follow Argentine law, which requires that related party transactions exceeding one percent (1%) of the corporation's net worth, measured pursuant to the last audited balance sheet, be considered by the Audit Committee in order to determine whether the terms and conditions of such transactions are consistent with normal market conditions and comparable to those applicable to transactions entered into with unrelated parties. Directors can contract with the corporation only on an arm’s length basis. If the contract is not in accordance with prevailing market terms, such transaction must be pre-approved by the board of directors (excluding the interested director). In addition, under Argentine law, a shareholder is required to abstain from voting on a business transaction in which its interests may be in conflict with the interests of the company. In the event such shareholder votes on such business transaction and such business transaction would not have been approved without such shareholder’s vote, such shareholder may be liable to the company for damages and the resolution may be declared void.

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

K. Cybersecurity

Governance

Cybersecurity is one of our strategic priorities. Our information security team defines the strategy, policies, practices, procedures and organizational structure that we use to identify, analyze, assess, measure, mitigate and monitor cybersecurity risks. We work together with various teams across our organization to conduct an ongoing analysis of potential failures, vulnerabilities or risks that may affect our processes and assets.

We believe that information security and critical data governance are important to us. Accordingly, we have an information security management team led by our Information Security Manager, who has more than 20 years of experience in the cybersecurity field. He has strong knowledge in telecommunications, security awareness, access control and technology risks. He has participated in information security training programs such as CISM (Certified Information Security Manager) and CISSP (Certified Information Systems Security Professional), and is responsible for assessing and managing cybersecurity risks. Our information security management team is independent from our IT management and is integrated into our compliance management. This information security management function has an individual annual budget and a strategy based on two principles: (i) the continuous review and improvement of our information security model; and (ii) a cybersecurity framework based on the National Institute of Standards and Technology (NIST).

This strategy enables us to identify, protect, detect, respond to and recover our systems and data from potential threats, and is subject to ongoing assessment. This strategy also ensures the proper integration of security into business processes, minimizing risks and impacts that could materially affect us or our subsidiaries.

Within this corporate governance model, there are preventive controls and processes that allow us to oversee and monitor our corporate information security strategy and carry out investments and initiatives that enable us to achieve our business objectives.

Cybersecurity

In response to the evolution of cyber threats, we have carried out several projects to improve our security systems. During 2025 and 2026, we undertook actions that allowed us to increase the maturity level of our control systems based on internationally recognized cybersecurity best practices. In addition, we identified residual risks and deepened cybersecurity awareness among our employees. We upgraded our users’ equipment fleet, centralized and improved our patch analysis and management through world-class solutions and artificial intelligence technology, allowing us to maintain a more accurate view of our infrastructure while addressing vulnerabilities published by manufacturers. These actions have allowed for improved incident management, greater protection against threats and the development of a cybersecurity environment appropriate for the organization.

In response to the evolution of cyber threats, we have external advisors with more than 25 years of experience in the cybersecurity field, who provide us with vulnerability assessment services, customized training and recommendations for protection against cyber threats. In addition, we work with business partners that provide us with advanced tools for the early detection of threats, allowing us to identify potential cybersecurity risks.

Our main Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) systems have protection and contingency recovery levels that allow us to be prepared for the constant evolution of cyberattacks. During 2025 and 2026, we have carried out the following actions: (i) we performed a risk analysis that allows us to identify residual risks to be treated or accepted; (ii) we developed advanced control dashboards that allow us to monitor cyber risks; (iii) we upgraded technological equipment, which allowed us to keep our hardware fleet on the most recent versions provided by manufacturers, minimizing the threats published by them. These actions deepen our commitment to cybersecurity management, increase protection against threats and build an environment appropriate for the organization.

In recent years, the average number of cybersecurity incidents has increased significantly worldwide. Therefore, we focus on using advanced threat detection tools and rely on new AI technologies to enhance the identification, analysis, assessment, measurement, mitigation and monitoring of cybersecurity risks, allowing us to prevent the most frequent cyberattacks related to ransomware (virtual file hijacking), malware, spam, phishing and business email compromise (BEC), among others.

Our Information Security Manager presents quarterly cybersecurity reports to our Audit Committee, which assumes responsibility for the strategy and oversight of cybersecurity matters. This allows senior management to be involved, gain visibility into the status of each action taken and adjust the strategy based on the needs and direction of the business.

We have a cybersecurity incident response process to inform our Executive Committee, Audit Committee and the SEC of cybersecurity incidents that have had a significant impact on the Company. Our Information Security Manager is responsible for managing and resolving cybersecurity incidents affecting the Company. His main responsibilities include overseeing the security detection and alerting system, notifying relevant parties of detected incidents, performing initial incident assessments, isolating compromised systems, coordinating recovery efforts with our IT management, investigating cybersecurity incidents, managing internal communications regarding incidents and reviewing the effectiveness of corrective and preventive measures implemented.

We also have a Crisis Committee whose responsibilities include managing unforeseen situations that may adversely affect the Company’s operations and assets, coordinating a rapid and effective response to a cybersecurity crisis, managing internal and external communications during the crisis, making critical decisions in real time, constantly assessing the impact of the situation, adjusting decisions and ensuring compliance with applicable laws and regulations.

In addition, our Compliance Manager is responsible for ensuring that the Company complies with all cybersecurity incident management-related laws, regulations and standards applicable to it, cooperating with regulatory authorities, promoting the review and update of policies and procedures, acting as spokesperson for the Executive Committee and keeping the Executive Committee and Audit Committee informed of the status of the Company’s regulatory and legal compliance.

Additionally, our legal management receives reports on cybersecurity incidents, cooperates in determining the materiality of such incidents, assesses the severity and scope of such incidents from a legal perspective, reviews contracts with suppliers, evaluates the possibility of potential litigation and provides legal guidance to the Executive Committee. Similarly, our fraud prevention management participates in the analysis of cybersecurity incidents to identify possible fraudulent activities, collects evidence for legal purposes, monitors suspicious transactions and cooperates in incident communications.

In addition, as part of our supplier contracting processes, our company establishes specific contractual provisions to ensure that such partners comply with appropriate data protection standards and security measures.

In 2025 and 2026, we have not recorded any significant Information Security events that have materially affected us or that are reasonably likely to materially affect us, our business strategy, results of operations or financial condition. We are aware of the ongoing cybersecurity risks and continue to implement protective measures that allow us to minimize potential negative impacts on our business. However, these protective measures may be insufficient to fully protect us against cybersecurity risks. For further information on these risks, see “Item 3. Key Information — D. Risk Factors—Risks Related to Our Business—Cybersecurity events could negatively affect our reputation, financial condition and results of operations.”

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

Reference is made to pages F-1 through F-97

Item 19. Exhibits

Exhibit No.	Description of Exhibit
1.1(17)	Amended and reinstated By-laws “Estatutos” of the registrant, which serve as the registrant’s articles of incorporation and by-laws, and an English translation thereof.
4.1(1)	Consulting Agreement among Cresud S.A.C.I.F. y A. and Dolphin Fund Management S.A. dated October 25, 1994.
4.1.1(11)	(English Summary) Amendment to the Consulting Agreement by and among Cresud and Consultores Asset Management S.A., dated September 8, 2017.
4.2(2)	Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated June 30, 2004.
4.3(3)	English translation of the Amendment to the Agreement for the exchange of Corporate Service among, IRSA and IRSA CP and us, dated August 23, 2007.
4.4(4)	English translation of the Third Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated November 27, 2009.
4.5(5)	Amendment to the Agreement for the exchange of Corporate Service between we, IRSA and IRSA CP, dated March 12, 2010.
4.6(6)	English translation of the Forth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated July 11, 2011.
4.7(7)	English translation of the Fifth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement, dated October 15, 2012.
4.8(8)	English translation of the Sixth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2013.
4.9(8)	English translation of the Second Amendment to the Exchange of Operating Services Agreement between the Company, Cresud and IRSA CP dated February 24, 2014.
4.10(9)	English translation of the Seventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated February 18, 2015.
4.11(10)	English translation of the Eighth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated November 12, 2015.
4.12(11)	English translation of the Ninth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated May 5, 2017
4.13(12)	English translation of the Tenth Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 29, 2018.
4.14(13)	English translation of the Eleventh Agreement for the Implementation of the Amendment to the Corporate Services Master Agreement dated June 28, 2019.
4.15(14)	English translation of the Twelfth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2020.
4.16(15)	English translation of the Thirteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between us, IRSA and IRSA CP, dated June 30, 2021.
4.17(16)	English translation of the Fourteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 12, 2022.
4.18(17)	English translation of the Fifteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and Cresud, dated July 14, 2023.
4.19 (18)	English translation of the Sixteenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated August 20, 2024.
4.20 (19)	English translation of the Seventeenth Agreement for the Implementation of the Amendment to the Agreement for the Exchange of Corporate Services between IRSA and CRESUD, dated September 30, 2025.
8.1	List of Subsidiaries.
11.1	Code of Ethics.
12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Chief Financial Officer.
97 (18)	Incentive Compensation Clawback Policy.
99.1	Summary of investment properties by type as of June 30, 2026 (in accordance with Regulation S-X 12-28 (1)).

(1)	Incorporated herein by reference to the exhibit to the registrant’s registration statement on Form F-1 (File No. 333-06548) filed with the SEC on March 3, 1997.
(2)	Incorporated herein by reference to the report statement on Form 6-K (File No. 333-06548) filed with the SEC on July 1, 2004.
(3)	Incorporated herein by reference to the annual report on Form 20-F (File No. 333-06548) filed with the SEC on December 27, 2007.
(4)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2009.
(5)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 30, 2010.
(6)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on December 28, 2011.
(7)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 30, 2012.
(8)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2014.
(9)	Incorporated herein reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 17, 2015.
(10)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2016.
(11)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2017.
(12)	Incorporated herein by reference to the annual report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2018.
(13)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 31, 2019.
(14)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 16, 2020.
(15)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on November 1, 2021.
(16)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 28, 2022.
(17)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 20, 2023.
(18)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 22, 2024.
(19)	Incorporated herein by reference to the Annual Report on Form 20-F (File No. 001-29190) filed with the SEC on October 24, 2025.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria

Date: October 21, 2026	By:	/s/ Matías I. Gaivironsky
	Name:	Matías I. Gaivironsky
	Title:	Chief Financial and Administrative Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of income and other comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2026, including the related notes and the summary of investment properties by type as of June 30, 2026 listed in the index appearing under Item 19 (Exhibit No. 99.1) (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Level 3 Investment Properties Valued Using Discounted Cash Flows

As described in Note 9 to the consolidated financial statements, management used a discounted cash flow model to value the Company’s Level 3 investment properties, which amounted ARS 2,212,601 million, representing approximately 64% of the Company’s total investment properties as of June 30, 2026. These properties are measured by management at fair value using assumptions that reflect management’s judgments about the assumptions that market participants would use to determine a current transaction price. Management’s fair value estimates included significant judgments and assumptions relating to the weighted average cost of capital (“WACC”) discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product.

The principal considerations for our determination that performing procedures relating to the Level 3 investment properties valued using discounted cash flows is a critical audit matter are (i) the significant judgment made by management when developing the fair value estimates of the Level 3 investment properties; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the WACC discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Level 3 investment properties, including controls over the discounted cash flow model, significant assumptions, and underlying data. These procedures also included, among others (i) testing management’s process for developing the fair value estimates of the Level 3 investment properties, including testing the mathematical accuracy of the calculations and agreeing the resulting amounts to the accounting records; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; (iv) evaluating the reasonableness of the significant assumptions used by management related to the WACC discount rates and macroeconomic variables, such as inflation, exchange rates, and gross domestic product; and (v) evaluating the sufficiency of the disclosures in the consolidated financial statements. Evaluating management’s assumptions related to the macroeconomic variables involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Company; (ii) the consistency with external market data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the WACC discount rate assumption.

/s/ PRICE WATERHOUSE & Co. S.R.L.

                                                      (Partner)

/s/ Carlos Martín Barbafina

Buenos Aires, Argentina

October 20, 2026

We have served as the Company’s auditor since 1995.

Glossary of terms

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Consolidated Financial Statements.

Terms	Definitions
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BrasilAgro	BrasilAgro-Companhia Brasileira de Propriedades Agrícolas
BYMA	Buenos Aires Stock Exchange
CAMSA	Consultores Assets Management S.A.
CNV	Argentine National Securities Commission
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
CPF	collective promotion funds
Cresud, “the Company”	Cresud S.A.C.I.F. y A.
DFL	Dolphin Fund Ltd.
DN B.V.	Dolphin Netherlands B.V
Dolphin	Dolphin Fund Ltd. and Dolphin Netherlands B.V.
ECLASA	E-Commerce Latina S.A.
EHSA	Entertainment Holdings S.A.
FACPCE	Argentine Federation of Accountants
FIBESA	Fibesa S.A.U.
GCBA	Autonomous City of Buenos Aires Government
GCDI	GCDI S.A. (Former TGLT S.A.)
GLA	Gross Leasable Area
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
IFRS	International Financial Reporting Standards
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
NASDAQ	National Association of Securities Dealers Automated Quotation
New LipStick	New LipStick LLC
NFSA	Nuevas Fronteras S.A.
NIS	New Israeli Shekel
NYSE	New York Stock Exchange
Puerto Retiro	Puerto Retiro S.A.
SHEFA INVESTMENTS	SHEFA INVESTMENTS S.A. (formerly We are appa S.A.)
SRA	Sociedad Rural Argentina S.A.
Tandanor	Tandanor S.A.C.I.y N.
TOFC	Federal Criminal Oral Court
U.P.	Port Use
USA	United States of America

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Financial Position

as of June 30, 2026 and 2025

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025
ASSETS
Non-current assets
Investment properties	9	3,469,474	3,210,643
Property, plant and equipment	10	925,756	951,768
Trading properties	11	252,004	166,561
Intangible assets	12	41,443	38,060
Right-of-use assets	13	171,382	162,976
Biological assets	14	64,623	58,164
Investment in associates and joint ventures	8	276,449	250,453
Deferred income tax assets	23	24,216	17,202
Income tax credit		16	101
Restricted assets	16	5,343	-
Trade and other receivables	17	153,977	234,680
Investment in financial assets	16	29,785	37,168
Derivative financial instruments	16	6,136	3,297
Total non-current assets		5,420,604	5,131,073
Current assets
Trading properties	11	17,758	47,670
Biological assets	14	152,422	141,135
Inventories	15	250,220	236,926
Income tax credit		1,726	1,618
Trade and other receivables	17	605,852	591,414
Investment in financial assets	16	504,919	302,103
Derivative financial instruments	16	6,673	9,056
Cash and cash equivalents	16	284,465	335,011
Total current assets		1,824,035	1,664,933
TOTAL ASSETS		7,244,639	6,796,006
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		1,454,933	1,296,194
Non-controlling interest		1,699,574	1,660,273
TOTAL SHAREHOLDERS' EQUITY		3,154,507	2,956,467
LIABILITIES
Non-current liabilities
Trade and other payables	20	77,399	103,334
Borrowings	22	1,457,642	1,078,201
Deferred income tax liabilities	23	1,142,791	1,153,256
Provisions	21	48,864	43,311
Payroll and social security liabilities		1,145	167
Lease liabilities	13	111,476	118,119
Derivative financial instruments	16	5,700	5,298
Total non-current liabilities		2,845,017	2,501,686
Current liabilities
Trade and other payables	20	499,800	441,400
Borrowings	22	565,145	715,495
Provisions	21	6,055	7,004
Payroll and social security liabilities		51,262	50,838
Income tax liabilities		70,430	75,785
Lease liabilities	13	49,676	42,547
Derivative financial instruments	16	2,747	4,784
Total Current liabilities		1,245,115	1,337,853
TOTAL LIABILITIES		4,090,132	3,839,539
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		7,244,639	6,796,006

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Income and Other Comprehensive Income

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025	06.30.2024
Revenues	25	1,379,363	1,220,836	1,281,202
Costs	26	(859,586)	(762,213)	(762,973)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(732)	26,705	11,262
Changes in the net realizable value of agricultural products after harvest		19,113	6,199	13,357
Gross profit		538,158	491,527	542,848
Net gain / (loss) from fair value adjustment of investment properties	9	190,239	25,474	(649,204)
Gain from disposal of farmlands		633	56,079	97,960
General and administrative expenses	27	(152,354)	(148,241)	(157,986)
Selling expenses	27	(124,704)	(110,977)	(112,430)
Other operating results, net	28	(38,581)	(6,670)	39,797
Management fees		(27,169)	(12,127)	(17,288)
Profit / (loss) from operations		386,222	295,065	(256,303)
Share of profit of associates and joint ventures	8	39,446	35,912	61,356
Profit / (loss) before financial results and income tax		425,668	330,977	(194,947)
Finance income	29	14,309	12,579	121,636
Finance cost	29	(178,999)	(108,564)	(136,839)
Other financial results	29	192,002	144,249	346,505
Inflation adjustment	29	36,493	15,273	(52,786)
Financial results, net	29	63,805	63,537	278,516
Profit before income tax		489,473	394,514	83,569
Income tax	23	(117,193)	(94,879)	115,201
Profit for the year		372,280	299,635	198,770

Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive results from subsidiaries and associates (i)		(32,800)	(62,537)	(150,428)
Revaluation surplus		15,628	443	7,123
Total other comprehensive loss for the year		(17,172)	(62,094)	(143,305)
Total comprehensive income for the year		355,108	237,541	55,465
Profit for the year attributable to:
Equity holders of the parent		177,256	128,400	169,867
Non-controlling interest		195,024	171,235	28,903
Total comprehensive income / (loss) attributable to:
Equity holders of the parent		171,257	105,905	120,926
Non-controlling interest		183,851	131,636	(65,461)
Profit for the year per share attributable to equity holders of the parent (ii):
Basic		269.68	212.90	286.74
Diluted		269.68	193.93	242.06

(i)	The components of other comprehensive income/ (loss) do not generate an impact on income tax.
(ii)	See Note 30 to these Consolidated Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares (iii)	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (v)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2025	607	7	379,829	29,315	487,008	(41,824)	57,713	275,669	107,870	1,296,194	1,660,273	2,956,467
Profit for the year	-	-	-	-	-	-	-	-	177,256	177,256	195,024	372,280
Other comprehensive loss for the year	-	-	-	-	-	-	-	(5,999)	-	(5,999)	(11,173)	(17,172)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(5,999)	177,256	171,257	183,851	355,108
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	6,349	2,450	(8,799)	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	773	-	773	843	1,616
Amendment to the exercise terms of warrants issued by the Company (ii)	-	-	-	(19,873)	(71,410)	-	-	-	-	(91,283)	(11,263)	(102,546)
Distribution of treasury shares	5	(5)	-	-	-	(12,478)	-	12,450	-	(28)	-	(28)
Dividends distribution	-	-	-	-	-	-	-	-	(118,190)	(118,190)	(93,433)	(211,623)
Exercise of warrants (ii)	95	-	12	(9,442)	137,298	-	-	-	-	127,963	16,974	144,937
Changes in non-controlling interest (iv)	-	-	-	-	-	-	-	68,247	-	68,247	(68,247)	-
Other changes in shareholders' equity	-	-	-	-	-	-	-	-	-	-	57	57
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	10,519	10,519
Balance as of June 30, 2026	707	2	379,841	-	552,896	(54,302)	64,062	353,590	158,137	1,454,933	1,699,574	3,154,507

(i)	Includes ARS 2 of inflation adjustment of treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii)	See Notes 19 and 36 to these Consolidated Financial Statements.
(iii)

On September 26, 2025, the Company transferred 1,054,383 treasury shares to a trust with the purpose of allocating them to a new long-term incentive plan for certain employees See Note 19 to these Consolidated Financial Statements.

(iv)

Corresponds mainly to the effect of transactions involving ownership interests in subsidiaries that did not result in a loss of control by the Company. In accordance with IFRS, such transactions are accounted for as equity transactions in the consolidated financial statements, resulting in adjustments to the interests attributable to non-controlling shareholders.

(v)	Group’s other reserves for the year ended June 30, 2026 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2025	(14,974)	(35,685)	-	3,653	348,966	(26,291)	275,669
Other comprehensive (loss) / income for the year	-	(6,268)	-	-	-	269	(5,999)
Total comprehensive (loss) / income for the year	-	(6,268)	-	-	-	269	(5,999)
Assignment of results - Shareholders’ meeting	-	-	-	-	2,450	-	2,450
Reserve for share-based payments	-	-	-	-	-	773	773
Distribution of treasury shares	12,450	-	-	-	-	-	12,450
Changes in non-controlling interest	-	-	-	-	-	68,247	68,247
Balance as of June 30, 2026	(2,524)	(41,953)	-	3,653	351,416	42,998	353,590

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2024	594	2	379,821	34,401	470,720	(41,620)	51,122	287,129	111,291	1,293,460	1,615,526	2,908,986
Profit for the year	-	-	-	-	-	-	-	-	128,400	128,400	171,235	299,635
Other comprehensive loss for the year	-	-	-	-	-	-	-	(22,495)	-	(22,495)	(39,599)	(62,094)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(22,495)	128,400	105,905	131,636	237,541
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	6,591	52,467	(59,058)	-	-	-
Repurchase of treasury shares	(5)	5	-	-	-	-	-	(10,017)	-	(10,017)	(11,964)	(21,981)
Reserve for share-based payments	-	-	-	-	-	(204)	-	209	-	5	261	266
Exercise of warrants	18	-	8	(5,086)	16,288	-	-	-	-	11,228	9,846	21,074
Changes in non-controlling interest	-	-	-	-	-	-	-	(43,485)	-	(43,485)	21,464	(22,021)
Dividends distribution	-	-	-	-	-	-	-	-	(72,763)	(72,763)	(106,810)	(179,573)
Other changes in shareholders' equity	-	-	-	-	-	-	-	11,861	-	11,861	-	11,861
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	314	314
Balance as of June 30, 2025	607	7	379,829	29,315	487,008	(41,824)	57,713	275,669	107,870	1,296,194	1,660,273	2,956,467

(i)	Includes ARS 1 of inflation adjustment of treasury shares. See Note 19 to these Consolidated Financial Statements.
(ii)	Group’s other reserves for the year ended June 30, 2025 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2024	(5,163)	(13,670)	51,381	3,653	245,118	5,810	287,129
Other comprehensive (loss) / income for the year	-	(23,020)	-	-	-	525	(22,495)
Total comprehensive (loss) / income for the year	-	(23,020)	-	-	-	525	(22,495)
Assignment of results - Shareholders’ meeting	-	-	(51,381)	-	103,848	-	52,467
Repurchase of treasury shares	(10,017)	-	-	-	-	-	(10,017)
Reserve for share-based payments	206	-	-	-	-	3	209
Changes in non-controlling interest	-	-	-	-	-	(43,485)	(43,485)
Other changes in shareholders' equity	-	1,005	-	-	-	10,856	11,861
Balance as of June 30, 2025	(14,974)	(35,685)	-	3,653	348,966	(26,291)	275,669

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Changes in Shareholders’ Equity

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Other reserves (ii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2023	586	7	379,751	35,320	467,071	(26,507)	36,306	311,585	246,069	1,450,188	1,890,927	3,341,115
Profit for the year	-	-	-	-	-	-	-	-	169,867	169,867	28,903	198,770
Other comprehensive loss for the year	-	-	-	-	-	-	-	(48,941)	-	(48,941)	(94,364)	(143,305)
Total comprehensive (loss) / income for the year	-	-	-	-	-	-	-	(48,941)	169,867	120,926	(65,461)	55,465
Assignment of results - Shareholders’ meeting	-	-	-	-	-	-	14,816	109,795	(124,611)	-	-	-
Issuance of shares	6	(6)	-	-	-	(14,073)	-	14,073	-	-	-	-
Repurchase of treasury shares	(1)	1	-	-	-	-	-	(2,382)	-	(2,382)	(22,179)	(24,561)
Reserve for share-based payments	-	-	-	-	-	(1,040)	-	395	-	(645)	(1,007)	(1,652)
Exercise of warrants	3	-	70	(919)	3,649	-	-	-	-	2,803	3,038	5,841
Changes in non-controlling interest	-	-	-	-	-	-	-	(48,437)	-	(48,437)	73,781	25,344
Dividend distribution	-	-	-	-	-	-	-	(58,414)	(171,705)	(230,119)	(270,734)	(500,853)
Other changes in shareholders' equity	-	-	-	-	-	-	-	9,455	(8,329)	1,126	828	1,954
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	179	179
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	6,154	6,154
Balance as of June 30, 2024	594	2	379,821	34,401	470,720	(41,620)	51,122	287,129	111,291	1,293,460	1,615,526	2,908,986

(i)	Includes ARS 37 of inflation adjustment of treasury shares.
(ii)	Group’s other reserves for the year ended June 30, 2024 were as follows:

	Cost of treasury shares	Reserve for currency translation adjustment	Reserve for future dividends	Reserve for the acquisition of securities issued by the Company	Special reserve	Other reserves (i)	Total other reserves
Balance as of June 30, 2023	(17,906)	41,155	-	3,653	236,789	47,894	311,585
Other comprehensive (loss) / income for the year	-	(54,880)	-	-	-	5,939	(48,941)
Total comprehensive (loss) / income for the year	-	(54,880)	-	-	-	5,939	(48,941)
Assignment of results - Shareholders’ meeting	-	-	109,795	-	-	-	109,795
Issuance of shares	14,073	-	-	-	-	-	14,073
Repurchase of treasury shares	(2,382)	-	-	-	-	-	(2,382)
Reserve for share-based payments	1,052	-	-	-	-	(657)	395
Changes in non-controlling interest	-	-	-	-	-	(48,437)	(48,437)
Dividends distribution	-	-	(58,414)	-	-	-	(58,414)
Other changes in equity	-	55	-	-	8,329	1,071	9,455
Balance as of June 30, 2024	(5,163)	(13,670)	51,381	3,653	245,118	5,810	287,129

(i)	Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Consolidated Statement of Cash Flows

for the fiscal years ended June 30, 2026, 2025 and 2024

(All amounts in millions of Argentine Pesos, unless otherwise indicated)

	Note	06.30.2026	06.30.2025	06.30.2024
Operating activities:
Net cash generated from operating activities before income tax paid	18	191,081	207,968	168,255
Income tax paid		(128,143)	(11,209)	(15,768)
Net cash generated from operating activities		62,938	196,759	152,487
Investing activities:
Proceeds from the sale of participation in associates and joint ventures		-	8,685	44,278
Capital contributions to associates and joint ventures		(933)	(47)	-
Acquisition of investments in associates and joint ventures		(8,123)	-	-
Business combination payments		(2,357)	-	-
Acquisition and improvement of investment properties		(84,927)	(52,485)	(23,950)
Proceeds from sales of investment properties		2,106	10,362	66,674
Acquisitions and improvements of property, plant and equipment		(54,479)	(61,072)	(145,940)
Acquisition of intangible assets		(2,528)	(3,676)	(4,010)
Proceeds from sales of property, plant and equipment		54,834	37,311	145,349
Dividends collected from associates and joint ventures		8,637	5,138	23,105
Proceeds from loans granted		2,729	1,561	3,094
Increase in loans granted		(3,856)	-	-
Acquisitions of investments in financial assets		(2,355,985)	(1,012,086)	(1,030,894)
Proceeds from disposal of investments in financial assets		2,084,413	921,563	1,053,877
Interest received from financial assets		55,169	37,579	36,313
(Payments) / proceeds from derivative financial instruments, net		(1,220)	(426)	4,466
Net cash (used in) / generated from investing activities		(306,520)	(107,593)	172,362
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		1,102,401	932,153	565,779
Payment of borrowings and non-convertible notes		(730,682)	(452,382)	(535,799)
Obtaining / (payment) of short term loans, net		13,904	(14,959)	60,604
Interest paid		(131,720)	(119,311)	(235,051)
Capital contributions from non-controlling interest in subsidiaries		8,916	314	179
Lease liabilities paid		(7,253)	(6,617)	(5,096)
Repurchase of treasury shares		-	(21,981)	(24,561)
Dividends paid		(105,793)	(116,760)	(230,107)
Distribution of treasury shares		(28)	-	-
Exercise of warrants		47,108	21,074	5,841
Repurchase of non-convertible notes		(7,209)	(101,110)	(14,797)
Net cash generated from / (used in) financing activities		189,644	120,421	(413,008)
Net (decrease) / increase in cash and cash equivalents		(53,938)	209,587	(88,159)
Cash and cash equivalents at the beginning of the year	16	335,011	213,443	269,346
Foreign exchange gain on cash and unrealized fair value result for cash equivalents		6,302	38,005	68,331
Inflation adjustment		(2,910)	(126,024)	(36,075)
Cash and cash equivalents at the end of the year	16	284,465	335,011	213,443

The accompanying notes are an integral part of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements

(Amounts in millions of Argentine Pesos, unless otherwise indicated)

1. General information and the Group’s business

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

The main shareholders´ of the Company are jointly Inversiones Financieras del Sur S.A., Agroinvestment S.A and Consultores Venture Capital Uruguay S.A.. These entities are companies incorporated in Uruguay and belong to the same controlling group and the ultimate beneficiary is Eduardo S. Elsztain.

The Board of Directors has approved these Financial Statements for issuance on October 20, 2026.

As of June 30, 2026, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business.

Agricultural Business

Within the agricultural business, the Group, through Cresud, is engaged in the operation of crop production, cattle feeding, raising, fattening and slaughtering, milk production, sugarcane production, brokerage activities and sale of supplies. The Group currently has agricultural operations and investments in Argentina, Brazil, Paraguay and Bolivia.

Cresud's shares are listed on the BYMA (BYMA: CRES) and the NASDAQ (NASDAQ: CRESY). The shares of Cresud’s subsidiary BrasilAgro are listed our subsidiary BrasilAgro are listed and traded on both the Novo Mercado del BOVESPA (SAO: AGRO3) and the NYSE (NYSE: LND).

Urban Properties and Investments Business

The activities of the urban properties and investments business are carried out mainly through IRSA. Through IRSA, the Group manages, develops and owns 18 shopping malls in Argentina, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments, and since 2009 it has entered the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Indistinctly through IRSA, the Group also develops residential properties for sale. The Group uses the term “real estate” interchangeably in these Consolidated Financial Statements to denote investment activities, development and/or sale of properties.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Economic context in which the Group operated - Argentina

The Group carried out its activities mainly in Argentina, in an economic environment characterized by the continuation of the macroeconomic stabilization process, with a gradual recovery of economic activity, a slowdown in inflation, the consolidation of fiscal balance, and a more flexible exchange rate regime. The most relevant aspects are summarized below:

•	Economic Activity: During the second half of 2025 and the first half of 2026, the Argentine economy continued to show a gradual recovery of activity, with favorable performance in the agricultural, energy, and mining sectors, while other sectors showed a more heterogeneous evolution throughout the year.
•	Inflation: Between July 1, 2025, and June 30, 2026, accumulated inflation, measured by the Consumer Price Index (CPI), reached 34%, consolidating the downward trend observed during the year. In June 2026, the monthly CPI variation was 1.88%. According to the Market Expectations Survey (REM), annual inflation projected for December 2026 is estimated at around 30%.
•	Exchange Rate: During the year, the managed float regime within bands implemented in April 2025 remained in place. In this context, the Argentine Peso continued to depreciate against the US dollar, moving from an exchange rate of approximately ARS 1,205 per dollar at the beginning of the year to ARS 1,482 per dollar as of June 30, 2026.
•	Fiscal Surplus: In the first half of 2026, the national public sector recorded a fiscal surplus equivalent to 0.1% of GDP, associated with the continuation of measures aimed at consolidating the balance of public accounts, reducing the need for monetary financing, and contributing to the disinflation process.

Between the second half of 2025 and the first half of 2026, the Government maintained fiscal balance as the cornerstone of its economic policy, complemented by deregulation measures, structural reforms, and promotion of private investment. The main measures included:

•	The continuation of economic deregulation and regulatory simplification measures implemented during the year, as well as new reforms aimed at reducing regulatory restrictions and improving the business climate.
•	The approval of the 2026 Budget, prepared on the basis of the fiscal balance objective and aimed at consolidating the macroeconomic stabilization process.
•	The implementation of the Incentive Regime for Large Investments (RIGI), including the evaluation and approval of investment projects and the extension of the deadline to adhere to the regime.
•	The continuation of the program agreed with the International Monetary Fund (IMF), aimed at strengthening international reserves, consolidating the macroeconomic stabilization process, and sustaining the current exchange rate regime.
•	The enactment and regulation of the Fiscal Innocence Regime and the Simplified Income Tax Regime, with the objective of promoting asset formalization and simplifying tax compliance.
•	The continuation of the process of reducing export duties for different productive sectors, including agro-industrial and industrial products, with the objective of improving competitiveness and promoting exports.

The Company’s Board of Directors continuously monitors the evolution of variables affecting the business in order to define its course of action and identify potential impacts on its financial position and results. The Group’s financial statements should be read in light of these circumstances.

Economic context in which the Group operated - Brazil

The Group carries out part of its activities in Brazil, in an environment characterized by the gradual implementation of the consumption tax reform, developments in international agricultural commodity markets, and the continued uncertainty arising from geopolitical, trade-related and climate-related factors.

The most relevant aspects are summarized below:

•

Tax Reform: During the fiscal year, the implementation process of the tax reform introduced by Constitutional Amendment No. 132 continued, including the regulation of the new taxes CBS, IBS and the Selective Tax. The transition to the new tax regime will begin gradually in 2026. As of the reporting date, no significant impacts on the financial statements had been identified.

•

Commodity Markets and International Trade: International demand for agricultural commodities continued to be a relevant factor in price formation. The Group also continuously monitors developments in international trade policies, including tariff measures adopted by the United States and other regulatory changes that could affect global trade flows and the volatility of agricultural markets.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

•

Geopolitical Factors: The international environment continues to be affected by uncertainty arising from regional conflicts and geopolitical tensions, particularly in the Middle East, which could impact energy prices, logistics costs and certain inputs used in agricultural operations. As of the reporting date, no significant impacts on the Group’s Financial Statements have been identified.

•

Climate-Related Factors: The Group’s agricultural operations are exposed to risks associated with weather conditions. During the fiscal year, a transition was observed from the residual effects of the La Niña phenomenon to predominantly neutral conditions, contributing to greater stability in rainfall patterns and temperatures, although with varying effects across different production regions. The Group continues to monitor the impact of these variables on its operations and accounting estimates.

Management continuously monitors the evolution of these factors in order to assess their potential effects on the Group’s operations and financial position. These Financial Statements should be read in light of these circumstances.

2. Summary of material accounting policies

2.1. Basis of preparation of the Consolidated Financial Statements

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

These Consolidated Financial Statements have been prepared in accordance with Technical Resolution No. 26 “Professional Accounting Standards: Adoption of the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB).” The financial statements have been prepared in accordance with the accounting policies based on the IFRS Accounting Standards as issued by IASB and the CNV rules applicable as of June 30, 2026.

Additionally, certain matters required by the General Companies Law and/or CNV regulations have been included, among them the supplementary information provided in the last paragraph of Article 1, Chapter III, Title IV of CNV General Resolution No. 622/13. This information is included in the notes to these financial statements, as permitted by IFRS Accounting Standards.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. In general terms, inflation must be applied to non-monetary items from the date of acquisition or from the revaluation date, as applicable. These requirements also apply to the comparative information presented in the financial statements.

Since Argentina has been considered a hyperinflationary economy for accounting purposes in accordance with IAS 29 guidelines since July 1, 2018, these Consolidated Financial Statements have been expressed in terms of the current unit of measurement as of June 30, 2026, in accordance with IAS 29.

The table below shows the evolution of the relevant indices in the last two fiscal years and as of June 30, 2026, according to the National Institute of Statistics and Census (INDEC), following the guidelines described in Resolution 539/18:

Price variation	June 30, 2024	June 30, 2025	June 30, 2026	Cumulative as of June 30, 2026(3 years)
Annual	272%	39%	34%	592%

The principal adjustment procedures for the application of IAS 29 are the following:

-	Monetary assets and liabilities recorded at the measuring unit as of the closing date of the consolidated financial statements are not restated, as they are already stated in terms of the current unit of measurement.
-	Non-monetary assets and liabilities recorded at cost as of the date of the consolidated financial statements, and equity components, are restated applying the relevant adjustment factors.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

-	All items in the Consolidated Statement of Income and Other Comprehensive Income are restated by applying the relevant conversion factors.
-	The effect of inflation on the Company’s net monetary position is included in the Consolidated Statement of Income and Other Comprehensive Income under “Financial results, net,” in a separate line item called RECPAM.
-	Comparative figures have been adjusted for inflation following the same procedure described above.

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

For liabilities, classification is determined by whether, at the reporting date, the entity has the right to defer settlement for at least twelve months. Classification is not affected by management’s expectations or events occurring after the reporting date.

All other assets and liabilities are classified as non-current. Current and deferred income tax assets and liabilities are presented separately from each other and from other assets and liabilities, classified as current and non-current, respectively.

(c) Presentation currency

The Consolidated Financial Statements are presented in millions of Argentine Pesos. Unless otherwise stated or the context otherwise requires, references to ‘Peso amounts’ or ‘ARS’, are millions of Argentine Pesos, references to ‘USD’ or ‘US Dollars’ are millions of US Dollars, references to “BRL” are millions of Brazilian reais, and references to "NIS" are millions of New Israeli Shekels.

(d) Fiscal year

The fiscal year begins on July 1st and ends on June 30 of each year.

(e) Accounting policies

See Notes 2.2 through 2.27 for the accounting policies applicable to each item.

(f) Cash flows

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(g) Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimates and judgements affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the year. Actual results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The most significant judgments made by Management in applying the Group’s accounting policies and the major estimations and significant judgments are described in Note 3.

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

06-30-2026

The adoption of these amendments has not had a material impact for the Group.

Standards and amendments not yet adopted by the Group

Standards and amendment	Description	Date of mandatory adoption for the Group in the year ended on
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

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

Annual periods beginning on or after January 1, 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.
Annual Improvements to IFRS Accounting Standards – Volume 11

In September 2024, the IASB issued the Annual Improvements to IFRS Accounting Standards – Volume 11, which include narrow-scope amendments to several standards intended to clarify existing requirements, remove inconsistencies and improve consistency in their application. The main amendments are: Annual periods beginning on or after 1st January 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements. (a) IFRS 1 – First-time Adoption of International Financial Reporting Standards: improvements to increase consistency between IFRS 1 and IFRS 9 regarding hedge accounting requirements and to enhance the understandability of IFRS 1; (b) IFRS 7 – Financial Instruments: Disclosures: amendments to improve the consistency of the terms and expressions used in the standard with those used in IFRS 13 Fair Value Measurement; (c) IFRS 9 – Financial Instruments: clarifications on the accounting for the derecognition of lease liabilities by a lessee when those liabilities are extinguished, as well as on certain inconsistencies between IFRS 9 and IFRS 15 Revenue from Contracts with Customers regarding the concept of "transaction price"; (d) IFRS 10 – Consolidated Financial Statements: clarifications on the requirements for determining when an entity acts as a "de facto agent"; and (e) IAS 7 – Statement of Cash Flows: replacement of the term "cost method" with "at cost", as the former is no longer defined in the IFRS Accounting Standards.

Annual periods beginning on or after January 1, 2026. Early application is allowed, although it has not been approved by the CNV as of the date of issuance of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

IFRS 18 Presentation and Disclosure in Financial Statements

This is the new standard on presentation and disclosure in financial statements, which replaces IAS 1, with a focus on updates to the statement of profit or loss. Annual periods beginning on or after 1st January 2027.

The key new concepts introduced in IFRS 18 relate to:

● the structure of the statement of profit or loss with defined subtotals;

● requirement to determine the most useful structured summary for presenting expenses in the statement of profit or loss;

● required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and

● enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Management is currently assessing the impacts that the adoption of IFRS 18 could have on the presentation and disclosure of the financial statements, particularly in relation to the structure of the statement of profit or loss and certain disclosure requirements. As of the date of issuance of these Consolidated Financial Statements, such impact has not yet been determined.

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
Translation to a Hyperinflationary Presentation Currency – Amendments to IAS 21

In November 2025, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates. The amendments are intended to provide specific guidance for the translation of financial statements when the functional currency differs from the presentation currency, introducing requirements for certain situations that were not expressly addressed by the standard.

Among the main changes, the amendments establish that when an entity has a functional currency of a non-hyperinflationary economy and presents its financial statements in a hyperinflationary presentation currency, the current period and comparative amounts shall be translated using the closing exchange rate at the most recent reporting date. The amendments also require that, when a presentation currency ceases to be hyperinflationary, the entity shall apply prospectively the general translation requirements of IAS 21.

In addition, specific provisions are introduced for cases in which an entity whose functional and presentation currency is that of a hyperinflationary economy has foreign operations with a non-hyperinflationary functional currency. In these circumstances, the comparative information of those operations is not translated using the closing exchange rate of the current period, but is instead restated by applying the general price index used for restating comparative information in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies.

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

The Group conducts its business through several operating and investment companies, the principal are listed below:

Agricultural Business

	% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2026	06.30.2025	06.30.2024
Cresud's direct equity interest in:
BrasilAgro (1) (2)	Brazil	Agricultural	35.22%	35.22%	35.22%
Futuros y Opciones.Com S.A. (3)	Argentina	Brokerage	51.21%	51.21%	51.21%
Helmir S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
IRSA (4)	Argentina	Real estate	55.14%	54.06%	55.40%
JOFSHI S.A.U.	Argentina	Investment	100.00%	100.00%	-
Brasilagro's direct equity interest in:
Araucária Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cajueiro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Ceibo Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Cremaq Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Flamboyant Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	100.00%	100.00%	100.00%
Mogno Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Palmeiras S.A.	Paraguay	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Morotí S.A. (6)	Paraguay	Agricultural	-	100.00%	100.00%
Agrifirma Agro Ltda.	Brazil	Agricultural	100.00%	100.00%	100.00%
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Yatay Agropecuaria S.A. (7)	Bolivia	Agricultural	-	100.00%	100.00%
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%	100.00%	100.00%
Futuros y Opciones.Com. S.A.'s direct equity interest in:
Amauta Agro S.A. (5)	Argentina	Agricultural	98.25%	98.25%	98.57%
FyO Acopio S.A. (5)	Argentina	Grain warehousing and brokerage	98.25%	98.25%	98.57%
FyO Chile SPA	Chile	Brokerage	100.00%	100.00%	100.00%
Helmir S.A.'s direct equity interest in:
FyO Holding S.A.	Uruguay	Investment	50.10%	50.10%	50.10%

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
(3)

As of June 30, 2026, 2025 and 2024, the Group owns 51.75% of the common shares of Futuros y Opciones S.A (FyO). The preferred shares held by FyO management have only economic rights, the voting rights are held by common shareholders.

(4)	Includes indirect participation of Cresud through Helmir as of June 30, 2024. As of June 30, 2026 and 2025 Helmir does not own any stake in IRSA.
(5)	Includes direct participation of Cresud.
(6)	Agropecuaria Morotí S.A. was merged into the subsidiary Palmeiras S.A., which assumed its assets and liabilities as from April 17, 2026.
(7)	Yatay Agropecuaria S.A. was merged into the subsidiary Yuchán Agropecuaria S.A., which assumed its assets and liabilities as from June 1, 2026

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban Properties and Investments Business

	% of ownership interest held by the Group
Name of the entity	Country	Principal activity	06.30.2026	06.30.2025	06.30.2024
IRSA's direct equity interest:
ECLASA	Argentina	Investment	100.00%	100.00%	100.00%
Inversora Bolívar S.A.	Argentina	Investment	100.00%	100.00%	100.00%
Llao Llao Resorts S.A. (1)	Argentina	Hotel	50.00%	50.00%	50.00%
Nuevas Fronteras S.A.	Argentina	Hotel	76.34%	76.34%	76.34%
Ritelco S.A.U.	Argentina	Investment	100.00%	100.00%	100.00%
Tyrus S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
Arcos	Argentina	Real estate	90.00%	90.00%	90.00%
Emprendimiento Recoleta S.A. (in liquidation)	Argentina	Real estate	53.68%	53.68%	53.68%
Fibesa	Argentina	Real estate	100.00%	100.00%	100.00%
PAMSA	Argentina	Real estate	80.00%	80.00%	80.00%
Shopping Neuquén S.A.	Argentina	Real estate	99.95%	99.95%	99.95%
Torodur S.A.	Uruguay	Investment	100.00%	100.00%	100.00%
EHSA	Argentina	Investment	70.00%	70.00%	70.00%
Centro de Entretenimiento La Plata S.A. (2)	Argentina	Real estate	-	-	100.00%
SHEFA INVESTMENTS	Argentina	Design and software development	89.44%	93.63%	98.67%
Shefa Fiduciaria S.A.U.	Argentina	Trustee company	100.00%	100.00%	100.00%
Fideicomiso Shefa V.C.	Argentina	Investment	100.00%	100.00%	100.00%
LOS GALLEGOS, Martínez Navarro y Cía. S.A.	Argentina	Real estate	100.00%	-	-
TIENDA LOS GALLEGOS S.A.	Argentina	Real estate	100.00%	-	-
ECLASA’s direct equity interest
Hoteles Argentinos S.A.U.	Argentina	Hotel	100.00%	100.00%	100.00%
Palermo Invest S.A. (3)	Argentina	Investment	100.00%	-	-
Tyrus S.A.'s direct equity interest in:
DFL y DN B.V.	Bermudas/ Netherlands	Investment	99.65%	99.65%	99.63%
Shefa Holding LLC	United States	Investment	100.00%	100.00%	100.00%
IRSA International LLC	United States	Investment	100.00%	100.00%	100.00%
Liveck Ltd. (4)	British Virgin Islands	Investment	100.00%	100.00%	100.00%
Real Estate Strategies LLC	United States	Investment	100.00%	100.00%	100.00%
DFL's direct equity interest in:
Dolphin IL Investment Ltd.	Israel	Investment	100.00%	100.00%	100.00%

(1)	The Group has consolidated the investment in Llao Llao Resorts S.A. considering its equity interest and a shareholders agreement that confers its majority of votes in decision-making process.
(2)	Merged into IRSA as of July 1, 2024.
(3)	Includes ECLASA and IRSA’s equity interest
(4)	Includes Tyrus and IRSA’s equity interest

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(d) Associates and joint arrangements

Associates are all entities over which the Group has significant influence but not control, usually representing an interest between 20% and less than 50% of the voting rights. Joint arrangements are arrangements over which the Group and another party or parties exercise joint control through a contractual arrangement. Under IFRS 11, investments in joint arrangements are classified as either joint ventures or joint operations depending on the contractual rights and obligations each investor has rather than the legal structure of the joint arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures.

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

Additionally, the Group reflects the value of economically “buildable potentials” in those properties that meet the following requirements: a) have buildable potential that is legally viable based on the application of approved Planning Codes and / or specific Ordinances. and b) have economic and commercial viability either due to their realization market or their constructive feasibility (see Note 9). If due to regulatory or legal regulations and commercial and/or economic aspects, the buildable potential can only be made by the Group and it has not been built yet, the asset value is not recognized.

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

Asset transfers, including assets classified as investment properties which are reclassified under other items or vice-versa, may only be carried out when there is a change of use evidenced by: a) commencement of occupation of real property by the Group, where investment property is transferred to property, plant and equipment; b) commencement of development activities for sale purposes or the Group’s intention for its commercialization is modified, where investment property is transferred to property for sale; c) the end of Group occupation, where it is transferred from property, plant and equipment to investment properties or to investment property, depending on the purpose the Group decides to assign to it; or d) commencement of an operating lease transaction with a third party, where properties for sale are transferred to investment property. The transfer of investment properties to other items is carried out at the fair value of the asset on the date of change of use and said fair value is the cost of the property for the purposes of subsequent accounting according to the applicable standard. If an owner-occupied property is converted to investment property, the Group values the property at the corresponding carrying amount prior to transfer and classifies it as investment property at fair value on the date of change of use. The Group will treat any difference, as of that date, between the determined carrying amount of the property and the fair value, in the same way in which it would record a revaluation applying IAS 16. A transfer from inventories to Investment properties, will be accounted for by recognizing the result between its previous book value and its fair value and any difference between the fair value of the property at that date and its previous carrying amount will be recognized in the result of the fiscal year.

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

All property, plant and equipment (“PPE”) is stated at acquisition cost less accumulated depreciation and impairment, if any. The acquisition cost includes expenditures, which are directly attributable to the acquisition of the items. For properties under development, capitalization of costs includes not only financial costs, but also all costs directly attributable to works in process, from commencement of construction until it is completed and the property is in a condition to start operating.

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

The remaining useful life as of June 30, 2026 is as follows:

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

2.8 Leases

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Debt investments

A debt instrument is classified at amortized cost when it is held with the objective of collecting the contractual cash flows that represent solely payments of principal and interest. Otherwise, it is measured at fair value through profit or loss.

Financial assets measured at amortized cost are initially recognized at fair value and subsequently at amortized cost using the effective interest rate method, with the related results recognized in “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income. The Group assesses at each year-end the impairment of its financial assets measured at amortized cost, recognizing the corresponding losses when there are indications of impairment.

Financial assets measured at fair value through profit or loss are initially recognized at fair value, and transaction costs are recognized in profit or loss. The Group has not designated debt instruments at fair value through profit or loss to eliminate accounting mismatches. Changes in fair values and gains from disposal of financial assets measured at fair value through profit or loss are recorded within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

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

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the Consolidated Statement of Income and Other Comprehensive Income.

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

Trading derivatives are classified as current assets or liabilities in the Consolidated Statement of Financial Position. Gains and losses on derivatives are classified according to their nature. Gains and losses on commodity derivatives are classified within the line item “Other operating results, net” in the Consolidated Statement of Income and Other Comprehensive Income. Gains and losses on all other derivatives are classified within the line item “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel’s experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material adverse effect on its results of operations and financial condition or liquidity.

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

2.21 Current income tax and deferred income tax

Tax expense for the year comprises the charge for tax currently payable and deferred income. calculated in accordance with the regulations in force in the jurisdictions where the Group operates (Argentina, Brazil, Bolivia, Paraguay, Uruguay, United States, Bermuda, British Virgin Islands, the Netherlands, and Israel).

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

The Group assesses the recoverability of deferred tax assets and records provisions for uncertain tax positions. Quantitative details are disclosed in Note 23.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On the other hand, revenue includes income from managed operations and other services such as car parking spaces. Those revenues are recognized on an accrual basis as services are provided.

•	Rental and services - Offices and other rental properties

Rental income from offices and other rental properties include rental income from offices leased out under operating leases, income from services and recovery of expenses paid by tenants.

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

The Group determines that its barters have commercial substance and that the conditions for recording the income from the transfer of parcels or land are met at the time the swap operation is carried out. Revenues are recorded at the fair value of the goods delivered, adjusted as appropriate by the amount of cash received, and it will be recognized in the Consolidated Statement of Income and Other Comprehensive Income and other comprehensive income depending on the specific category in which the exchanged asset is classified. If the asset falls under the Investment properties category, the revenue will be recognized under the line 'Net gain from fair value adjustment of investment properties.' However, if the asset is classified as Trading properties, the revenue will be recognized as operating income from the sale of trading properties. In exchange for the parcels or land transferred, the Group generally receives cash and / or a right to receive future units that are part of the projects to be built on the parcels or land exchanged. Such rights are initially recognized at cost (witch is the fair value of the land assigned as of the transaction date) and are not adjusted later, unless there is any sign of impairment.

The Group may sell the residential apartments to third-party homebuyers once they are finalized and transferred from the developer. In these circumstances, revenue is recognized when the control is transferred to the buyer. This will normally take place when the deeds of title are transferred to the homebuyer.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

2.27 Comparability of information

The balances as of June 30, 2025 and 2024 that are disclosed for comparative purposes were restated in accordance with IAS 29, see Note 2.1.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

3. Significant judgments, key assumptions and estimates

Not all of these material accounting policies require management to make subjective or complex judgments or estimates. The following is intended to provide an understanding of the policies that management considers critical because of the level of complexity, judgment or estimations involved in their application and their impact on the Consolidated Financial Statements. These judgments involve assumptions or estimates in respect of future events. Actual results may differ from these estimates.

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

Appraisals made by external appraisers and valuators in relation to the assets’ fair value, less costs of disposal or value in use (including real estate assets).

		Should any of the assumptions made be inaccurate; this could lead to differences in the recoverable values of cash-generating units.	Note 8 - Investments in associates and joint ventures Note 10 – Property, plant and equipment Note 11 – Trading properties Note 12 – Intangible assets
Control, joint control or significant influence

The judgment consists of determining whether the Group’s interest in the investees gives it control, joint control or significant influence (considering the existence and influence of significant potential voting rights), its right to designate members in the executive management of such companies (usually the Board of directors) based on the investees’ bylaws; the composition and the rights of other shareholders of such investees and their capacity to establish operating and financial policies for investees or to take part in the establishment thereof.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

4. Acquisitions and disposals

Significant acquisitions and disposals for the fiscal year ended June 30, 2026 are detailed below.

Agricultural business

Sale of fraction of “Rio do Meio II” Farm – BrasilAgro

During the fiscal year, BrasilAgro completed the final stage of the transfer of 1,964 hectares (1,422 productive hectares) of the “Rio do Meio II” farm, a rural property located in the municipality of Correntina, State of Bahia, Brazil. This transaction was recorded as a disposal of "Property, plant and equipment" of these Consolidated Financial Statements, and generated a gain of ARS 203 million, which has been recognized in the line item "Gain from disposal of farmlands" of these Consolidated Financial Statements.

Sale of fraction of “Los Pozos” Farm – CRESUD

On June 29, 2026, the Company executed the deed of conveyance corresponding to a parcel of land of the “Los Pozos” farm, located in the province of Salta, with an approximate surface of 3,500 hectares, while retaining a remaining area of approximately 228,200 hectares of said farm.

The total price agreed for the transaction amounts to USD 6.1 million, equivalent to ARS 8,985 million, to be settled in ten semiannual installments of USD 0.61 million each, equivalent to approximately ARS 898.5 million per installment, with maturities through August 2030. However, possession of the property will be transferred to the buyer only in June 2028; therefore, as of June 30, 2026, the Company had not delivered possession nor transferred control of the asset subject to the transaction.

As of June 30, 2026, the Company collected as an advance payment on account of the sale price the first installment of USD 0.61 million, equivalent to ARS 898.5 million.

Since control of the asset had not been transferred as of June 30, 2026, the land subject to the transaction remains recognized under "Property, plant and equipment" of these Consolidated Financial Statements, and no gain has been recognized. The amount collected was recorded as an advance from customers under "Trade and other payables" of these Consolidated Financial Statements.

Sale of fraction of “Marangatú” Farm – BrasilAgro

 On March 17, 2026, Agropecuaria Morotí S.A., a subsidiary of BrasilAgro, entered into a contract for the sale of 921 hectares (501.5 productive hectares) of the “Marangatú II” farm located in the district of Mariscal Estigarribia, Paraguay, for a total amount of USD 1.5 million, equivalent to ARS 2,210 million.

Of the total transaction value, USD 0.6 million (ARS 884 million) correspond to the sale of 371.84 hectares (200.5 productive hectares), for which the recognition criteria were met during the fiscal year. Of this amount, USD 0.3 million (ARS 442 million) were collected, while the remaining balance will be settled through three annual installments of USD 0.1 million (ARS 147 million each), maturing in February 2027, 2028 and 2029.

The remaining portion of the transaction corresponds to the sale of 549.33 hectares (301 productive hectares) for USD 0.9 million (ARS 1,326 million), which is subject to the fulfillment of certain suspensive conditions. Consequently, its effects have not been recognized in the consolidated financial statements as of June 30, 2026, and will be recorded once the applicable criteria are met.

The portion of the transaction for which the recognition criteria were met was recorded as a disposal of "Property, plant and equipment" of these Consolidated Financial Statements, with the recognition of a receivable of ARS 442 million under "Trade and other receivables" for the outstanding balance. This transaction generated a gain of ARS 430 million, which has been recognized in the line item "Gain from disposal of farmlands" of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Urban property business and investments

Sale of lots and barter agreements – "Ramblas del Plata" – IRSA

On July 17, 2025, IRSA entered into an addendum to the sale agreement dated January 27, 2025, relating to “Ramblas del Plata”, providing for the substitution of one of the lots subject to that agreement. In consideration of the substitution, the buyer agreed to make an additional cash payment of USD 3.5 million and to deliver functional units in the development to be built on the lot, valued at USD 3.6 million. As a result, the consideration under the original agreement increased by USD 7.1 million (equivalent to ARS 8,953 million), reflecting the 5,000 additional square meters of buildable area of the substituted lot.

On November 7 and December 23, 2025, IRSA signed barter agreements for two lots, relating to “Ramblas del Plata”, for an approximately total amount of USD 11.8 million (equivalent to ARS 20,513 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

Additionally, on February 12 and February 26, 2026, IRSA signed barter agreements for two lots, for a total reference amount of approximately USD 11.3 million (equivalent to ARS 17,734 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

Additionally, on June 24, 2026, IRSA entered into a barter agreement for one lot, relating to “Ramblas del Plata”, for a total amount of approximately USD 14.2 million (equivalent to ARS 21,121 million), which will be paid to IRSA through a cash advance and functional units in the developments to be built on the lots.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,620 million, which has been recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of these Consolidated Financial Statements. The barter agreements were recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

Acquisition of the Al Oeste Shopping - IRSA

On September 17, 2025, IRSA acquired the “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

At the time of the acquisition, the shopping mall was operating below its potential, IRSA plans to reconvert it into an outlet center, to be relaunched under the name “Oeste Outlet” during the fiscal year ending June 30, 2027.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 15,567 million and “Intangible assets” for ARS 1 million, with a recognition of Imputed interest for ARS 1,347 million.

Sale of Land Plot Pilar – IRSA

On October 17, 2025, IRSA signed a sale agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 sqm. The transaction price amounted to USD 1.2 million, equivalent to ARS 2,106 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 104 million, which was recognized in the line item “Net gain / (loss) from fair value adjustment of investment properties” of these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Property acquisition– IRSA

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property.

Córdoba Land Plot Barter Agreement – IRSA

On January 28, 2026, IRSA signed a barter agreement with a local developer for the transfer of a plot of land owned by IRSA, located in the City of Córdoba, adjacent to the Córdoba Shopping area, to be used for the development of a corporate office building. As consideration, IRSA will receive full ownership of an open-plan office floor of approximately 979 sqm, together with ancillary rights over parking spaces and an option to acquire additional space in the building. The reference value of the transaction amounts to approximately USD 2.4 million, equivalent to ARS 3,707 million.

This barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

Soleil – Lease agreement– IRSA

 On February 9, 2026, IRSA signed a lease agreement for an area of approximately 6,200 sqm located on the premises of Soleil Premium Outlet shopping center. The purpose of the agreement is the construction and operation of retail units, which will be integrated into the existing shopping complex.

The term of the lease, including automatic renewals, is 50 years, and the transaction was recorded as an addition of “Right-of-use assets” and “Lease liabilities”, both for ARS 4,902 million.

Corporate reorganization of We are appa S.A. into SHEFA INVESTMENTS– IRSA

During the last quarter of the fiscal year ended June 30,2026, the corporate reorganization of We are appa S.A. was completed, resulting in a single vehicle intended to foster and expand initiatives in the retail and technology sectors named SHEFA INVESTMENTS S.A.

As of the date of these consolidated financial statements, IRSA holds an 89.44% ownership interest in SHEFA INVESTMENTS, and Mr. Ben Iosef Elsztain, CEO of SHEFA INVESTMENTS, together with other strategic investors, hold the remaining 10.56%.

Additionally, as part of the reorganization, SHEFA INVESTMENTS obtained control of BoulderTech Ltd. through the acquisition of an additional ownership interest during 2026. Prior to such transaction, the Group held an equity interest in BoulderTech Ltd., which was accounted for as a financial asset amounting to ARS 1,334 million, since the Group did not exercise control over the entity.

As a result of obtaining control, the transaction was accounted for as a business combination in accordance with IFRS 3. On the acquisition date, the previously held interest was included as part of the consideration transferred in determining the value of the business combination, and its measurement did not give rise to any effect on profit or loss.

As of June 30,2026, the accounting for the business combination has been determined only on a provisional basis, as valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and all the information necessary to complete the purchase price allocation has not yet been obtained. Consequently, the amounts allocated to such assets, the related deferred tax liability and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Details of the consideration transferred are as follows:

Consideration for the acquisition	Fair value at the acquisition date
Previously held interest (financial asset)	1,334
Consideration transferred for the additional interest	2,887
Total acquisition consideration	4,221

At the acquisition date, identifiable net assets were provisionally recognized as follows:

06.30.2026
Fair value of identifiable assets acquired and liabilities assumed:
Intangible assets	339
Trade payables and other liabilities	(297)
Total identifiable net assets	42
Goodwill	4,179
Total consideration	4,221

Acquisition of “Los Gallegos” Shopping Mall – IRSA

On June 9, 2026, IRSA completed the acquisition of 100% of the share capital of the companies owning the “Los Gallegos” shopping mall, located at Rivadavia 3050, Mar del Plata, province of Buenos Aires, for a total amount of USD 13.5 million, equivalent to ARS 18,990 million. Of this amount, USD 12.5 million (ARS 17,583 million) were paid, while a balance of USD 1 million (ARS 1,407 million) was retained as guarantee. The shopping mall has a leasable area of approximately 10,500 m², including 49 stores, 14 stands, 2 movie theaters, a department store, and 115 parking spaces. With this acquisition, IRSA’s shopping mall portfolio reached 18 assets, totaling more than 400,000 m² of GLA.

As of June 30,2026, the accounting for the business combination has been determined only on a provisional basis, as the independent valuations of the identifiable intangible assets and the related deferred tax liability are still in progress, and not all the information required to complete the purchase price allocation has yet been obtained. Accordingly, the amounts allocated to such assets, the related deferred tax liability, and the resulting goodwill may be adjusted during the measurement period, which shall not exceed twelve months from the acquisition date. Any such adjustments will be recognized retrospectively in accordance with IFRS 3.

For practical purposes, the acquired companies were as from June 30, 2026. The results of the acquired companies for the period from June 10 to June 30, 2026 were not consolidated, as their effect was not material to these Consolidated Financial Statements.

At IRSA’s meeting held on September 17, 2026, its Board of Directors resolved to call a General Ordinary and Extraordinary Shareholders' Meeting to be held October 22, 2026, to consider a corporate reorganization aimed at enhancing the efficiency of their operating structure through the merger by absorption into IRSA of Tienda Los Gallegos S.A. and Los Gallegos Martínez Navarro y Cía. S.A. (the wholly owned subsidiaries acquired as part of the “Los Gallegos” shopping mall transaction).

Details of the consideration transferred are as follows:

Consideration for the acquisition	Fair value at the acquisition date
Cash paid during the fiscal year	7,871
Settlement through a decrease in investments in financial assets	9,712
Outstanding purchase price payable	1,407
Total acquisition consideration	18,990

At the acquisition date, identifiable net assets were provisionally recognized as follows:

06.30.2026
Fair value of identifiable assets acquired and liabilities assumed:
Investment properties	22,320
Property, plant and equipment	225
Income tax credit	66
Trade and other receivables	813
Inventories	210
Borrowings	(2,825)
Deferred income tax liabilities	(2,136)
Trade and other payables	(917)
Provisions	(393)
Salaries and social security liabilities	(3,887)
Cash and cash equivalents	5,514
Total identifiable net assets	18,990
Total consideration	18,990

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Additionally, on June 8, 2026, IRSA entered into a purchase agreement for the acquisition of a functional unit of 823.77 m² adjacent to the shopping mall, for a total price of USD 1.3 million, equivalent to ARS 1,909 million, payable as follows: (i) USD 0.3 million (ARS 478 million) upon signing of the agreement, and (ii) the remaining USD 1.0 million (ARS 1,432 million) upon execution of the deed of conveyance.

Zetol LTD Transaction – Boating Trust – IRSA

On June 24, 2026, Zetol LTD (“Zetol”), a subsidiary of Liveck L.T.D., transferred a plot of land to the Boating Trust, which was incorporated into the trust estate at an estimated value of approximately USD 8.6 million. As consideration, Zetol will receive 26.92% of the proceeds from the commercialization of residential units and 37.67% of the proceeds from the commercialization of parking spaces in Tower 2 of the “Carrasco Boating” real estate development, equivalent to approximately 2,297 sqm and 27 parking spaces.

The transaction generated a gain of ARS 11,081 million, resulting from the recognition of revenue from the sale of trading properties of ARS 12,377 million and a cost of ARS 1,296 million in the consolidated statement of profit or loss and other comprehensive income. Additionally, a decrease of ARS 1,296 million was recorded in the “Trading properties” line item.

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

The Group’s management framework includes policies, procedures, limits and allowed types of derivative financial instruments. The Group has established a Risk Committee, composed of the CEO, the CFO, the compliance manager and certain directors and managers, which reviews and oversees management’s compliance with these policies, procedures and limits and has overall accountability for the identification and management of risk across the Group.

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

(a) Market risk management

Market risk is the risk that the market prices, the fair value or the future cash flows of financial instrument instruments with which the Group operates will fluctuate due to changes in market variables. The Group’s market risks arise from open positions in foreign currencies, interest-bearing assets and liabilities, commodity price risks and equity securities of certain companies, to the extent that these are exposed to market value movements. The Group sets limits on the exposure to these risks that may be accepted, which are monitored on a regular basis.

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

2)

Urban properties and investments business: The real estate, commercial and/or financial activities of the Group’s subsidiaries have the Argentine Peso as functional currency. An important part of the business activities of these subsidiaries is conducted in that currency, thus not exposing the Group to foreign exchange risk. Other Group's subsidiaries have other functional currencies, principally US Dollar. In the ordinary course of business, the Group, through its subsidiaries, transacts in currencies other than the respective functional currencies of the subsidiaries. These transactions are primarily denominated in US Dollars

An important part of the business activities of these subsidiaries is conducted in above-mentioned local currencies, thus not exposing the Group to foreign exchange risk. Net financial position exposure to the functional currencies is managed on a case-by-case basis, partly by entering into foreign currency derivative instruments and/or by borrowings in foreign currencies, or other methods, considered adequate by Management, according to circumstances.

Financial instruments are considered sensitive to foreign exchange rates only when they are not in the functional currency of the entity that holds them.

As of June 30, 2026 and 2025, the book value net liability of the Group's instruments denominated in foreign currency is equivalent to the sum of ARS 1,350,942 and ARS 1,072,285, respectively. The Group estimates that, other factors being constant, a 10% depreciation in real terms of the functional currencies against US dollar at year-end would result in a lower gain before income tax for the years ended June 30, 2026 and 2025 for an amount of ARS 135,094 (loss) and ARS 107,229 (loss), respectively. A 10% appreciation in real terms of the functional currencies against US dollar would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

On the other hand, the Group also uses derivatives, such as foreign-currency future contracts, to manage its exposure to foreign currency risk. As of June 30, 2026 and 2025 the Group has future exchange contracts pending for ARS 12,809 (asset) and ARS 12,353 (asset), respectively.

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

As of June 30, 2026 and 2025, 92.8% and 91.7% of long-term financial borrowings have a fixed interest rate, so the Group is not significantly exposed to the risks of rate fluctuations of interest.

The Group manages this risk by maintaining an appropriate combination of liabilities that generate interest at fixed and variable rates. These activities are regularly monitored to confirm that the Group is not exposed to interest rate movements that could negatively affect the ability to fulfill the financial obligations and the restrictions of the different borrowing agreements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group manages its cash flow interest rate risk exposure by different hedging instruments, including but not limited to interest rate swap, depending on each particular case. For example, interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates or vice versa.

The interest rate risk policy is approved by Management. Management analyses the Group’s interest rate exposure on a dynamic basis. Various scenarios are simulated, taking into consideration refinancing, renewal of existing positions and alternative financing sources. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. The scenarios are run only for liabilities that represent the major interest-bearing positions. Trade payables are normally interest-free and have settlement dates within one year. The simulation is done on a regular basis to verify that the maximum potential loss is within the limits set by management.

Note 22 shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2026 and 2025.

The Group estimates that, other factors being constant, a 1% increase in real terms in floating rates at year-end would increase net loss before income tax for the years ended June 30, 2026 and 2025 in the amount of ARS 1,464 and ARS 1,486, respectively. A 1% decrease in real terms in floating rates would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables show the outstanding positions for each type of derivative contract for the years ended June 30, 2026 and 2025:

	06.30.2026
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	Gain/ (loss) for valuation at fair value at year-end
Forward:
Sales
Corn	932,194	-	(572)	3,285
Soybeans	1,978,198	-	695	(2,039)
Wheat	89,000	-	652	1,960
Livestock	31,680	-	-	89
Cotton	5,250,000	-	480	1,499
Ethanol	16,200	-	70	(3,240)
Sugarcane	6,000,000	-	(262)	807
Purchase
Soybeans	8,300	-	-	(40)
Options:
Sale put
Corn	-	14	-	-
Soybeans	33,500	937	-	(39)
Wheat	-	3	-	-
Purchase put
Corn	1,200	(8)	-	658
Soybeans	500	(374)	-	198
Wheat	2,200	(17)	-	20
Sale call
Corn	3,900	198	-	-
Soybeans	26,400	1,464	-	-
Wheat	1,500	36	-	-
Purchase call
Corn	-	(13)	-	-
Soybeans	363,957	(3,224)	458	-
Ethanol	6,600	-	530	105
Wheat	1,700	(13)	-	-
Cotton	-	-	11	(39)
Total	14,747,029	(997)	2,062	3,224

	06.30.2025
Type of derivative contract	Tons	Premium paid or (collected)	Derivatives at fair value	(Loss)/ gain for valuation at fair value at year-end
Forward:
Sales
Corn	273,063	-	(1,373)	3,097
Soybeans	320,922	-	712	10,180
Wheat	74,700	-	-	(292)
Livestock	1,650	-	(7)	(350)
Cotton	21,252,400	-	(962)	1,231
Ethanol	58,800	-	2,157	(1,975)
Sugarcane	30,336,000	-	(4)	(60)
Purchase
Corn	41,179	-	-	(274)
Soybeans	42,116	-	-	(282)
Wheat	28,660	-	-	(868)
Options:
Sale put
Corn	5,800	114	-	(25)
Soybeans	46,800	928	-	(238)
Wheat	1,000	36	-	-
Purchase put
Corn	12,981	(85)	(1,088)	(333)
Soybeans	5,000	(270)	142	2,174
Wheat	1,000	(187)	-	-
Cotton	-	-	-	(211)
Livestock	-	-	-	154
Sale call
Corn	27,700	729	-	-
Soybeans	53,796	1,880	-	(28)
Wheat	6,000	91	-	-
Purchase call
Corn	3,000	(162)	-	-
Soybeans	3,600	(323)	-	146
Ethanol	-	-	-	(884)
Wheat	700	(16)	-	-
Cotton	6,350,000	-	3	-
Total	58,946,867	2,735	(420)	11,162

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

 As of June 30, 2026 and 2025, no derivative margins are recorded.

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

As of June 30, 2026 and 2025 the total value of Group’s investments in shares and derivative financial instruments of public companies amounts to ARS 35,108 and ARS 47,343, respectively.

The Group estimates that, other factors being constant, a 10% decrease in quoted prices of equity securities and in derivative financial instruments portfolio at year-end would generate a loss before income tax for the year ended June 30, 2026 and 2025 of ARS 3,511 and ARS 4,734, respectively. A 10% increase in these prices would have an equal and opposite effect on the Consolidated Statement of Income and Other Comprehensive Income.

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

The Group is subject to credit risk arising from deposits with banks and financial institutions, investments of surplus cash balances, the use of derivative financial instruments and from outstanding receivables. The credit risk associated with outstanding collections is managed on a country-by-country basis. Each local entity is responsible for managing and analyzing the credit risk.

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

Trade receivables from agriculture and agro-industrial activities are primarily derived from the sale of commodities, raw milk, cattle, and sugarcane; receivables from feedlot operations and raw meat products; receivables from the lease of farmland properties; receivables from the sale of farmland properties; and other receivables from ancillary activities. Trade receivables from agriculture and agro-industrial activities represent 14.1% and 15.4% of the Group’s total trade receivables as of June 30, 2026 and 2025, respectively. In contrast with the investment and development properties activities of the Group, the Group’s agribusiness is conducted through several international subsidiaries. The Group has subsidiaries in Argentina, Brazil, Bolivia and Paraguay. However, Argentina and Brazil together concentrate the 100% of the Group’s grain production.

Generally, the entire grain production is sold in the domestic market to well-known multinational exporters. The Group performs credit evaluations of its customers and generally does not require collateral. Although sales are highly concentrated, the Group does not believe that significant credit risk exists at the reporting period due to the high credit rating of these customers.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

The Group’s sugarcane production is based in Brazil and to a lesser extent in Bolivia. Brazil concentrates the 100% of the Group's total sugarcane production as of June 30, 2026 and 2025, respectively. Currently, the group has three supply agreements of sugarcane. One of them is with Atvos S.A. , the second one is with Raizen S.A. and the third one Aparecería IV with Agroserra - Agro Pecuária e Industria, in the municipality of São Raimundo das Mangabeiras. Although sales are agreed, the Group do not believe that there is a significant collection risk as of the date of year fiscal year, considering the rating of Atvos, Raízen and Agroserra.

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

Urban properties and investments business

Trade receivables related to leases and services provided by the Group represent a diversified tenant base and account for 80.27% and 86.54% of the Group’s total trade receivables of the operations Group as of June 30, 2026 and 2025, respectively. The Group has specific policies to ensure that rental contracts are transacted with counterparties with appropriate credit quality. The majority of the Group’s shopping mall, offices and other rental properties’ tenants are well recognized retailers, diversified companies, professional organizations, and others. Owing to the long-term nature and diversity of its tenancy arrangements, the credit risk of this type of trade receivables is considered to be low. Generally, the Group has not experienced any significant losses resulting from the non-performance of any counterpart to the lease contracts and, as a result, the allowance for doubtful accounts balance is low. Individual risk limits are set based on internal or external ratings in accordance with limits set by the Group. If there is no independent rating, risk control assesses the credit quality of the customer, taking into account its past experience, financial position, actual experience and other factors. Based on the Group’s analysis, the Group determines the size of the deposit that is required from the tenant at inception. Management does not expect any material losses from non-performance by these counterparties (see details on Note 17).

On the other hand, property receivables related to the sale of trading properties represent 19.73% and 13.46% of the Group’s total trade receivables as of June 30, 2026 and 2025, respectively. Payments on these receivables have generally been received when due. These receivables are generally secured by mortgages on the properties. Therefore, the credit risk on outstanding amounts is considered very low.

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

Where the interest payable is not fixed, the amount disclosed has been determined by reference to the existing conditions at the reporting date.

Agricultural business

	06.30.2026
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	288,578	3,107	-	-	-	291,685
Borrowings	391,344	265,961	302,041	46,790	15,410	1,021,546
Lease liabilities	56,722	78,365	33,669	11,127	25,274	205,157
Derivative financial instruments	2,747	5,700	-	-	-	8,447
Total	739,391	353,133	335,710	57,917	40,684	1,526,835

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	259,373	2,525	-	-	-	261,898
Borrowings	533,833	165,408	200,377	10,872	24,323	934,813
Lease liabilities	37,524	49,841	61,929	15,988	47,141	212,423
Derivative financial instruments	4,719	5,298	-	-	-	10,017
Total	835,449	223,072	262,306	26,860	71,464	1,419,151

Urban properties and investments business

	06.30.2026
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	62,568	21,486	1,746	1,606	-	87,406
Borrowings	173,801	68,777	12	75,831	682,820	1,001,241
Lease liabilities	6,108	1,992	1,359	1,030	17,914	28,403
Derivative financial instruments	-	-	-	-	-	-
Total	242,477	92,255	3,117	78,467	700,734	1,117,050

	06.30.2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 3 years	Between 3 and 4 years	More than 4 years	Total
Trade and other payables	71,683	45	5,434	4	1	77,167
Borrowings	181,662	66,051	75,255	-	535,915	858,883
Lease liabilities	7,336	3,124	572	520	832	12,384
Derivative financial instruments	65	-	-	-	-	65
Total	260,746	69,220	81,261	524	536,748	948,499

See Note 22 for a description of the commitments and restrictions related to loans.

(d) Capital risk management

The capital structure of the Group consists of shareholders’ equity and net borrowings. The type and maturity of the Group’s borrowings are analyzed further in Note 22. The Group’s equity is analyzed into its various components in the Statement of Changes in Equity.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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

Agricultural business

	06.30.2026	06.30.2025
Gearing ratio (i)	58.16%	58.05%
Debt ratio (ii)	33.05%	31.62%

(i)	Calculated as total borrowings over total borrowings plus equity attributable to shareholders of the controlling company.
(ii)

Calculated as total borrowings over total properties (properties held for sale, properties, plant and equipment and investment properties) plus equity attributable to shareholders of the controlling company.

(e) Other non-financial risks

Nature risks

The Group’s revenue arising from agricultural activities depends significantly on the ability to manage biological assets and agricultural produce. The ability to manage biological assets and agricultural produce may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts, hail, windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such unpredictable events. The Group manages this risk by locating its farmlands in different geographical areas. The Group has not taken out insurance for this kind of risks. The occurrence of severe weather conditions or natural disasters may affect the growth of the Group's biological assets, which in turn may have a material adverse effect on the Group’s ability to harvest agricultural produce in sufficient quantities and in a timely way.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

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
•

Others: includes the entertainment activity through La Arena S.A., La Rural S.A. and Buenos Aires Convention Center (Concession), SHEFA INVESTMENTS S.A., and the financial activities carried out through BHSA / BACS, as well as other investments in associates.

The CODM periodically reviews the operating results and certain asset categories and assesses performance of operating segments based on a measure of profit or loss of the segment composed by the operating income plus the share of profit / (loss) of joint ventures and associates. The valuation criteria applied in preparing this information are consistent with IFRS Accounting Standards employed for the preparation of these Consolidated Financial Statements, except for the following:

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

•

Operating results from Shopping Malls and Offices segments do not include the amounts pertaining to building administration expenses and collective promotion funds (“CPF”) as well as total recovered costs, whether by way of expenses or other concepts included under financial results (for example default interest and other concepts). The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and CPF and recoverable expenses).

The asset categories reviewed by the CODM are: investment properties, property, plant and equipment, trading properties, inventories, investments in associates and goodwill. The sum of these assets, classified by business segment, is disclosed as “reportable assets”. Assets are assigned to each segment based on operations and/or their physical location.

Most of the revenues from the operating segments are generated and the assets are physically located in Argentina, with the exception of part of the results of associates included in the "Other" segment located in the United States.

Revenue from each reportable segment is derived from a large and diverse customer base and, therefore, is not concentrated in any single customer.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2026:

	06.30.2026
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	727,486	526,939	1,254,425	(3,074)	133,734	(5,722)	1,379,363
Costs	(602,060)	(124,161)	(726,221)	355	(134,709)	989	(859,586)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	-	(4,464)	-	-	3,732	(732)
Changes in the net realizable value of agricultural products after harvest	19,113	-	19,113	-	-	-	19,113
Gross profit / (loss)	140,075	402,778	542,853	(2,719)	(975)	(1,001)	538,158
Net (loss) / gain from fair value adjustment of investment properties	(5,504)	195,067	189,563	676	-	-	190,239
Gain from disposal of farmlands	633	-	633	-	-	-	633
General and administrative expenses	(56,565)	(96,484)	(153,049)	358	-	337	(152,354)
Selling expenses	(88,505)	(36,829)	(125,334)	215	-	415	(124,704)
Other operating results, net	(5,575)	(33,674)	(39,249)	(24)	597	95	(38,581)
Management fees	-	-	-	-	(27,169)	-	(27,169)
(Loss) / Profit from operations	(15,441)	430,858	415,417	(1,494)	(27,547)	(154)	386,222
Share of profit of associates and joint ventures	312	37,811	38,123	1,323	-	-	39,446
Segment (loss) / profit	(15,129)	468,669	453,540	(171)	(27,547)	(154)	425,668

Reportable assets	1,426,753	3,997,335	5,424,088	(2,546)	-	1,823,097	7,244,639
Reportable liabilities (*)	-	-	-	-	-	(4,090,132)	(4,090,132)
Net reportable assets	1,426,753	3,997,335	5,424,088	(2,546)	-	(2,267,035)	3,154,507

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2025:

	06.30.2025
	Agricultural business (I)	Urban Properties and Investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income/ Financial Position
Revenues	598,649	500,352	1,099,001	(2,900)	128,254	(3,519)	1,220,836
Costs	(516,513)	(116,996)	(633,509)	273	(128,974)	(3)	(762,213)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	-	23,658	-	-	3,047	26,705
Changes in the net realizable value of agricultural products after harvest	6,199	-	6,199	-	-	-	6,199
Gross profit / (loss)	111,993	383,356	495,349	(2,627)	(720)	(475)	491,527
Net gain from fair value adjustment of investment properties	16,649	12,199	28,848	(3,374)	-	-	25,474
Gain from disposal of farmlands	56,079	-	56,079	-	-	-	56,079
General and administrative expenses	(56,709)	(92,285)	(148,994)	399	-	354	(148,241)
Selling expenses	(79,093)	(32,196)	(111,289)	169	-	143	(110,977)
Other operating results, net	15,966	(22,970)	(7,004)	(5)	463	(124)	(6,670)
Management fees	-	-	-	-	(12,127)	-	(12,127)
Profit / (loss) from operations	64,885	248,104	312,989	(5,438)	(12,384)	(102)	295,065
Share of (loss) / profit of associates and joint ventures	(1,380)	33,830	32,450	3,462	-	-	35,912
Segment profit / (loss)	63,505	281,934	345,439	(1,976)	(12,384)	(102)	330,977

Reportable assets	1,386,939	3,685,868	5,072,807	(804)	-	1,724,003	6,796,006
Reportable liabilities (*)	-	-	-	-	-	(3,839,539)	(3,839,539)
Net reportable assets	1,386,939	3,685,868	5,072,807	(804)	-	(2,115,536)	2,956,467

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended June 30, 2024:

	06.30.2024
	Agricultural business (I)	Urban property and investment business (II)	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income and Other Comprehensive Income / Financial Position
Revenues	672,565	503,744	1,176,309	(2,706)	110,690	(3,091)	1,281,202
Costs	(559,338)	(91,035)	(650,373)	301	(112,901)	-	(762,973)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,941	-	9,941	-	-	1,321	11,262
Changes in the net realizable value of agricultural products after harvest	13,357	-	13,357	-	-	-	13,357
Gross profit / (loss)	136,525	412,709	549,234	(2,405)	(2,211)	(1,770)	542,848
Net loss from fair value adjustment of investment properties	(13,879)	(636,004)	(649,883)	679	-	-	(649,204)
Gain from disposal of farmlands	97,960	-	97,960	-	-	-	97,960
General and administrative expenses	(62,705)	(95,802)	(158,507)	323	-	198	(157,986)
Selling expenses	(81,494)	(32,566)	(114,060)	247	-	1,383	(112,430)
Other operating results, net	51,955	(13,060)	38,895	(41)	781	162	39,797
Management fees	-	-	-	-	(17,288)	-	(17,288)
Profit / (loss) from operations	128,362	(364,723)	(236,361)	(1,197)	(18,718)	(27)	(256,303)
Share of (loss) /profit of associates and joint ventures	(2,018)	62,859	60,841	515	-	-	61,356
Segment profit / (loss)	126,344	(301,864)	(175,520)	(682)	(18,718)	(27)	(194,947)

Reportable assets	1,358,709	3,627,616	4,986,325	1,276	-	1,479,065	6,466,666
Reportable liabilities (*)	-	-	-	-	-	(3,557,680)	(3,557,680)
Net reportable assets	1,358,709	3,627,616	4,986,325	1,276	-	(2,078,615)	2,908,986

(i)	Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)

Includes ARS (975), ARS (720) and ARS (2,211) corresponding to Expenses and FPC as of June 30, 2026, 2025 and 2024, respectively, and ARS 27,169, ARS 12,127 and ARS 17,288 to management fees, as of June 30, 2026, 2025 and 2024, respectively.

(iii)

Includes deferred income tax assets, income tax, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets net of investments in associates with negative equity which are included in provisions in the amount of ARS 184, ARS 215 and ARS 29, as of June 30, 2026, 2025 and 2024, respectively.

(*)	The CODM focuses its review on reportable assets.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

(i) Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	06.30.2026
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	508,571	-	-	218,915	727,486
Costs	(446,397)	(492)	-	(155,171)	(602,060)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(4,464)	-	-	-	(4,464)
Changes in the net realizable value of agricultural products after harvest	19,113	-	-	-	19,113
Gross profit / (loss)	76,823	(492)	-	63,744	140,075
Net loss from fair value adjustment of investment properties	-	(5,504)	-	-	(5,504)
Gain from disposal of farmlands	-	633	-	-	633
General and administrative expenses	(32,650)	(272)	(5,776)	(17,867)	(56,565)
Selling expenses	(55,954)	(49)	-	(32,502)	(88,505)
Other operating results, net	(7,760)	(2,035)	-	4,220	(5,575)
(Loss) / profit from operations	(19,541)	(7,719)	(5,776)	17,595	(15,441)
Share of profit / (loss) of associates and joint ventures	1,061	-	-	(749)	312
Segment (loss) / profit	(18,480)	(7,719)	(5,776)	16,846	(15,129)
Investment properties	-	114,619	-	-	114,619
Property, plant and equipment	774,960	54,186	-	3,825	832,971
Investments in associates and joint ventures	12,521	-	-	519	13,040
Other reportable assets	378,310	-	-	87,813	466,123
Reportable assets	1,165,791	168,805	-	92,157	1,426,753

From all of the Group’s revenues corresponding to Agricultural Business, ARS 421,387 are originated in Argentina and ARS 306,099 in other countries, principally in Brazil for ARS 299,992. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 524,944 are located in Argentina and ARS 901,809 in other countries, principally in Brazil.

	06.30.2025
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	436,668	-	-	161,981	598,649
Costs	(374,521)	(520)	-	(141,472)	(516,513)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23,658	-	-	-	23,658
Changes in the net realizable value of agricultural products after harvest	6,199	-	-	-	6,199
Gross profit / (loss)	92,004	(520)	-	20,509	111,993
Net gain from fair value adjustment of investment properties	-	16,649	-	-	16,649
Gain from disposal of farmlands	-	56,079	-	-	56,079
General and administrative expenses	(31,061)	(115)	(7,913)	(17,620)	(56,709)
Selling expenses	(47,656)	(2,073)	-	(29,364)	(79,093)
Other operating results, net	7,995	4,670	-	3,301	15,966
Profit / (loss) from operations	21,282	74,690	(7,913)	(23,174)	64,885
Share of profit / (loss) of associates and joint ventures	492	-	-	(1,872)	(1,380)
Segment profit / (loss)	21,774	74,690	(7,913)	(25,046)	63,505

Investment properties	-	98,832	-	-	98,832
Property, plant and equipment	777,392	57,846	-	4,860	840,098
Investments in associates and joint ventures	12,140	-	-	304	12,444
Other reportable assets	331,863	-	-	103,702	435,565
Reportable assets	1,121,395	156,678	-	108,866	1,386,939

From all of the Group’s revenues corresponding to Agricultural Business, ARS 315,616 are originated in Argentina and ARS 283,033 in other countries, principally in Brazil for ARS 276,655. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 494,142 are located in Argentina and ARS 892,797 in other countries, principally in Brazil.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2024
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	499,707	-	-	172,858	672,565
Costs	(445,067)	(425)	-	(113,846)	(559,338)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	9,941	-	-	-	9,941
Changes in the net realizable value of agricultural products after harvest	13,357	-	-	-	13,357
Gross profit / (loss)	77,938	(425)	-	59,012	136,525
Net loss from fair value adjustment of investment properties	-	(13,879)	-	-	(13,879)
Gain from disposal of farmlands	-	97,960	-	-	97,960
General and administrative expenses	(36,570)	(117)	(8,533)	(17,485)	(62,705)
Selling expenses	(53,874)	(2,214)	-	(25,406)	(81,494)
Other operating results, net	15,825	25,575	-	10,555	51,955
Profit / (loss) from operations	3,319	106,900	(8,533)	26,676	128,362
Share of profit / (loss) of associates and joint ventures	2,886	-	-	(4,904)	(2,018)
Segment profit / (loss)	6,205	106,900	(8,533)	21,772	126,344

Investment properties	-	120,133	-	-	120,133
Property, plant and equipment	834,142	2,348	-	6,165	842,655
Investments in associates	12,468	-	-	2,380	14,848
Other reportable assets	258,173	4,834	-	118,066	381,073
Reportable assets	1,104,783	127,315	-	126,611	1,358,709

From all of the Group’s revenues corresponding to Agricultural Business, ARS 368,423 are originated in Argentina and ARS 304,142 in other countries, principally in Brazil for ARS 301,278. From all of the Group’s assets included in the segment corresponding to Agricultural Business, ARS 944,453 are located in Argentina and ARS 414,256 in other countries, principally in Brazil.

(ii) Urban properties and investments line of business

Below is a summarized analysis of the urban properties and investments line of business for the fiscal years ended June 30, 2026, 2025 and 2024:

	06.30.2026
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	368,822	29,203	28,866	88,748	11,300	526,939
Costs	(37,569)	(3,678)	(18,039)	(60,202)	(4,673)	(124,161)
Gross profit	331,253	25,525	10,827	28,546	6,627	402,778
Net gain / (loss) from fair value adjustment of investment properties (i)	260,615	(24,770)	(43,469)	-	2,691	195,067
General and administrative expenses	(41,821)	(2,537)	(19,078)	(13,344)	(19,704)	(96,484)
Selling expenses	(23,837)	(1,196)	(3,812)	(6,104)	(1,880)	(36,829)
Other operating results, net	(603)	84	(29,670)	(437)	(3,048)	(33,674)
Profit / (Loss) from operations	525,607	(2,894)	(85,202)	8,661	(15,314)	430,858
Share of profit of associates and joint ventures	-	-	-	-	37,811	37,811
Segment profit / (loss)	525,607	(2,894)	(85,202)	8,661	22,497	468,669
Investment and trading properties	2,259,987	316,252	1,054,648	-	5,429	3,636,316
Property, plant and equipment	5,540	1,007	17,672	64,548	4,052	92,819
Investment in associates and joint ventures	-	-	-	-	253,633	253,633
Other reportable assets	2,963	2,368	-	1,088	8,148	14,567
Reportable assets	2,268,490	319,627	1,072,320	65,636	271,262	3,997,335

From all the revenues, ARS 514,552 originated in Argentina, and ARS 12,387 in other countries, principally in Uruguay for ARS 12,377 and USA for ARS 10. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,980,182 are located in Argentina and ARS 17,153 in other countries, principally in the USA for ARS 3,248 and Uruguay for ARS 13,711.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	06.30.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	361,288	26,796	17,042	86,266	8,960	500,352
Costs	(27,651)	(2,326)	(23,944)	(57,625)	(5,450)	(116,996)
Gross profit / (loss)	333,637	24,470	(6,902)	28,641	3,510	383,356
Net gain / (loss) from fair value adjustment of investment properties	592,917	(198,907)	(381,050)	-	(761)	12,199
General and administrative expenses	(38,728)	(3,158)	(15,498)	(15,988)	(18,913)	(92,285)
Selling expenses	(18,077)	(1,190)	(4,161)	(6,747)	(2,021)	(32,196)
Other operating results, net	(668)	243	(25,468)	(633)	3,556	(22,970)
Profit / (Loss) from operations	869,081	(178,542)	(433,079)	5,273	(14,629)	248,104
Share of profit of associates and joint ventures	-	-	-	-	33,830	33,830
Segment profit / (loss)	869,081	(178,542)	(433,079)	5,273	19,201	281,934

Investment and trading properties	1,947,450	337,699	1,049,704	-	2,812	3,337,665
Property, plant and equipment	6,340	682	35,668	63,542	5,486	111,718
Investment in associates and joint ventures	-	-	-	-	226,631	226,631
Other reportable assets	2,738	2,332	-	780	4,004	9,854
Reportable assets	1,956,528	340,713	1,085,372	64,322	238,933	3,685,868

From all the revenues, ARS 499,525 originated in Argentina, and ARS 827 in other countries, principally in Uruguay for ARS 730 and USA for ARS 97. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,668,198 are located in Argentina and ARS 17,670 in other countries, principally in the USA for ARS 2,163 and Uruguay for ARS 15,321.

	06.30.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	334,495	30,243	17,215	114,637	7,154	503,744
Costs	(19,949)	(2,201)	(9,950)	(53,885)	(5,050)	(91,035)
Gross profit	314,546	28,042	7,265	60,752	2,104	412,709
Net loss from fair value adjustment of investment properties	(27,810)	(129,562)	(478,094)	-	(538)	(636,004)
General and administrative expenses	(40,232)	(3,839)	(16,404)	(17,394)	(17,933)	(95,802)
Selling expenses	(16,770)	(335)	(6,025)	(7,829)	(1,607)	(32,566)
Other operating results, net	(5,288)	(117)	(7,085)	(2,106)	1,536	(13,060)
Profit / (Loss) from operations	224,446	(105,811)	(500,343)	33,423	(16,438)	(364,723)
Share of profit of associates and joint ventures	-	-	-	-	62,859	62,859
Segment profit / (loss)	224,446	(105,811)	(500,343)	33,423	46,421	(301,864)

Investment and trading properties	1,285,286	565,226	1,329,248	-	4,210	3,183,970
Property, plant and equipment	4,052	603	35,680	57,163	5,589	103,087
Investment in associates and joint ventures	-	-	-	-	231,573	231,573
Other reportable assets	1,739	1,318	100,710	1,266	3,953	108,986
Reportable assets	1,291,077	567,147	1,465,638	58,429	245,325	3,627,616

From all the revenues, ARS 491,225 originated in Argentina, and ARS 12,519 in other countries, principally in Uruguay for ARS 12,383 and USA for ARS 136. No external client represents 10% or more of revenue of any of the reportable segments. From all of the assets corresponding to the business of urban properties and investments ARS 3,608,083 are located in Argentina and ARS 19,533 in other countries, principally in the USA for ARS 3,267 and Uruguay for ARS 16,140.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

7. Information about the main subsidiaries

The Group conducts its business through several operating subsidiaries and holdings.

	Non-controlling interest % (1)	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	Book value of non-controlling interests
	Year ended June 30, 2026
Subsidiaries with direct participation of Cresud
IRSA	44.86%	797,719	4,056,934	455,469	1,978,774	2,420,410	1,085,796
Subsidiaries with indirect participation of Cresud
Brasilagro	64.78%	355,643	910,524	205,553	303,454	757,160	490,488

	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	45.94%	751,656	3,738,312	452,502	1,804,592	2,232,874	1,025,782
Subsidiaries with indirect participation of Cresud
Brasilagro	64.78%	380,583	956,271	197,155	330,698	809,001	524,071

	Revenues	Net income / (loss)	Total comprehensive (loss) / income	Total comprehensive income/ (loss) attributable to non-controlling interest	Cash of operating activities	Cash of investing activities	Cash of financial activities	Net Increase/ (decrease) in cash and cash equivalents	Dividends distribution to non-controlling shareholders
	Year ended June 30, 2026
Subsidiaries with direct participation of Cresud
IRSA	657,599	420,977	(1,749)	27,467	151,288	(283,593)	12,570	(119,735)	(98,251)
Subsidiaries with indirect participation of Cresud
Brasilagro	285,369	(24,066)	(54,330)	(35,195)	(27,273)	34,221	(13,412)	(6,464)	(13,651)

	Year ended June 30, 2025
Subsidiaries with direct participation of Cresud
IRSA	625,706	261,911	(1,071)	1,250	348,184	(109,871)	47,430	285,743	(66,855)
Subsidiaries with indirect participation of Cresud
Brasilagro	263,373	62,725	2,855	1,850	(36,422)	45,701	(17,912)	(8,633)	(38,182)

(1) Corresponds to the non-controlling interest held directly in each subsidiary.

Restrictions, commitments and other matters

In accordance with the Argentine General Companies Law No. 19,550 applicable to the Group’s operations, 5% of the profit for the year is allocated to the establishment of a legal reserve until reaching the maximum legal amount (20% of share capital). This legal reserve is not available for dividend distribution and may only be released to absorb losses. Some of the Group’s subsidiaries have not yet reached the legal limit of this reserve. Dividend distributions of the Group’s subsidiaries are made on the basis of their separate financial statements.

Arcos del Gourmet S.A. (“Arcos or AGSA”)

FEDERACION DE COMERCIO E INDUSTRIA DE LA CIUDAD DE BUENOS AIRES (FECOBA) and others V. GCBA and others on protective petition (CAYT 68795/2013-0)

Federación de Comercio e Industria de la Ciudad de Buenos Aires (Federation of Commerce and Industry of the City of Buenos Aires, or FECOBA in Spanish) argued that the project executed in DISTRICT ARCOS did not have the necessary environmental approvals and did not comply with zoning guidelines. It also requested a precautionary measure, which was admitted and caused the opening to the public to be delayed until December 18, 2014, which now operates normally. In the main process, after the filing of several procedural appeals, Chamber III of the Appeals Court issued a judgment on February 14, 2019, as follows: AGSA and GCBA were convicted, with AGSA being required to allocate at least 23,319.41 square meters for public use and utility with unrestricted access and special and preferential allocation to the generation of new park-like green spaces - located wholly or partially on the property subject to the lawsuit (Distrito Arcos) or adjacent lands. In case the company cannot allocate the entire land fraction to the City of Buenos Aires, then it must pay, after a valuation, the necessary amount of money so that the Administration proceeds to search for a property to fulfill the purpose established during the term of the concession contract. If none of the mentioned alternatives are carried out by AGSA, the demolition of the necessary works on the property to comply with the stipulated in the Urban Planning Code (art. 3.1.2) would be ordered. Subsequently, within the framework of the appeal for constitutional review denied filed by AGSA against the aforementioned judgment, the Superior Court of Justice ruled that the demolition of the works carried out on the property where the "Distrito Arcos" Shopping Center is currently located, as ordered by the Chamber, is not appropriate, confirming the rest of the sentence. On February 11, 2025, the co-defendants ARCOS and GCBA entered into an agreement aimed at complying with the aforementioned judgment, under which ARCOS committed to: (i) making a payment upon the signing of the agreement to cover the expenses of creating the Santa Rita Plaza (approximately 1,757 m² in area) in the amount of ARS 1,027,360,977.52 (amount expressed in full with decimals), which was executed in due time and form; and (ii) covering the remaining 21,562.41 square meters of green space, in the measure established in the agreement, to be developed in plazas designated by GCBA, subject to judicial approval. The agreement was judicially ratified on July 15, 2026.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

8. Investments in associates and joint ventures

Changes of the Group’s investments in associates and joint ventures for the fiscal years ended June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Beginning of year	250,238	256,176
Share capital increase and contributions (Note 32)	933	47
Sale of interest in associates and joint ventures	-	(4,991)
Share of profit	39,446	35,912
Other comprehensive (loss) / income	(265)	(639)
Dividends (Note 32)	(14,087)	(36,535)
Transfers to/from financial assets (ii)	-	466
Decrease of interest (iii)	-	(198)
End of the year (i)	276,265	250,238

(i)	Includes ARS (184) and ARS (215) reflecting interests in companies with negative equity as of June 30, 2026 and 2025, respectively, which are disclosed in “Provisions” (see Note 21).
(ii)	Corresponds to the shares of GCDI S.A. and Challenger Gold Limited.
(iii)	Relates to the reduction of interest due to the liquidation of Cyrsa S.A.

Below is a detail of the investments and the values of the stake held by the Group in associates and joint ventures for the years ended as of June 30, 2026 and 2025, as well as the Group's share of the comprehensive results of these companies for the years ended on June 30, 2026, 2025 and 2024:

Name of the entity	% ownership interest			Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	06.30.2026	06.30.2025	06.30.2024	06.30.2026	06.30.2025	06.30.2026	06.30.2025	06.30.2024

New Lipstick	49.96%	49.96%	49.96%	3,248	1,966	1,281	(45)	(57)
BHSA (1)	29.12%	29.12%	29.89%	190,441	178,740	15,784	18,215	54,463
BACS	37.72%	37.72%	56.35%	15,532	14,749	784	601	4,416
Nuevo Puerto Santa Fe S.A.	50.00%	50.00%	50.00%	9,755	11,356	1,399	3,587	544
GCDI	-	-	27.39%	-	-	-	693	(10,574)
La Rural S.A.	50.00%	50.00%	50.00%	37,836	28,070	16,055	14,924	14,081
Agrouranga S.A.	34.86%	34.86%	34.86%	10,462	9,798	1,342	712	2,691
Other associates and joint ventures	N/A	N/A	N/A	8,991	5,559	2,536	(3,414)	(2,984)
Total associates and joint ventures				276,265	250,238	39,181	35,273	62,580

The following is additional information about the Group's investments in associates and joint ventures:

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote		Last financial statement issued
					Share capital (nominal value)		(Loss)/ profit for the period		Shareholders' equity
New Lipstick	U.S.	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(51)
BHSA (1)	Argentina	Financing	436,780,922	(**)	1,500	(**)	54,205	(**)	637,787
BACS	Argentina	Financing	33,125,751	(**)	88	(**)	2,078	(**)	41,175
Nuevo Puerto Santa Fe S.A.	Argentina	Real estate	138,750		28		2,798		18,738
La Rural S.A.	Argentina	Organization of events	714,998	(**)	1	(**)	32,364	(**)	75,717
Agrouranga S.A.	Argentina	Agriculture	2,532,206		7		3,850		6,990

(1)

BHSA is a commercial bank of comprehensive services that offers a variety of banking and financial services for individuals, small and medium business and large companies. The market price of the share is 362 ARS per share.

(*)	Amounts presented in millions of US dollars.
(**)	Includes the adjustments necessary to arrive at the balances under IFRS Accounting standards.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

La Rural S.A.

In December 2012, the National Executive Branch issued Decree No. 2552/12, which annulled a 1991 decree approving the sale of the Palermo Fairground property to the Argentine Rural Society (Sociedad Rural Argentina, “SRA”) and revoked the related purchase and sale agreement. The SRA filed for injunctive relief seeking to suspend the enforcement of Decree No. 2552/12 and the administrative actions arising therefrom. Such injunction was granted and remains in effect.

IRSA has not been formally notified of, nor is it a party to, the legal proceedings initiated by the SRA. Should the sale ultimately be declared null and void, the decision could affect assets related to the property.

 The case remains in the evidentiary stage.

There are currently no indications that La Rural S.A.’s usufruct rights over the property may be affected. The Group will continue monitoring the progress of the proceedings in light of the existing legal uncertainty.

Set out below is summarized financial information of the associates and joint ventures considered material to the Group:

	Current assets	Non-current assets	Current liabilities	Non-current liabilities	Net assets	% of ownership interest held	Interest in associates / joint ventures	Goodwill and others	Book value
	As of June 30, 2026
Associates
BHSA	2,732,324	1,207,912	3,269,047	17,083	654,106	29.12%	190,476	(35)	190,441

Joint ventures
Nuevo Puerto Santa Fe S.A.	2,740	26,632	2,025	8,610	18,737	50.00%	9,369	386	9,755

	As of June 30, 2025
Associates
BHSA	2,358,673	2,268,697	3,992,329	14,148	620,893	29.12%	180,804	(2,064)	178,740

Joint ventures
Nuevo Puerto Santa Fe S.A.	6,093	26,844	1,803	9,193	21,941	50.00%	10,971	385	11,356

(i) The amount of net assets includes the non-controlling interest.

	Revenues	Net income/(loss)	Total comprehensive income/(loss)	Dividends distributed to non-controlling shareholders	Cash of operating activities	Cash of investment activities	Cash of financial activities	Net increase/(decrease) in cash and cash equivalents
	As of June 30, 2026
Associates
BHSA	1,287,153	54,205	54,205	(14,022)	(14,690)	(1,523)	(15,801)	(32,014)

Joint ventures
Nuevo Puerto Santa Fe S.A.	9,072	2,798	2,798	(6,001)	4,214	(2,853)	(2,170)	(809)

	As of June 30, 2025
Associates
BHSA	1,316,136	62,172	62,172	(95,300)	192,931	(3,555)	86,065	275,441

Joint ventures
Nuevo Puerto Santa Fe S.A.	8,407	7,175	7,175	(1,034)	4,042	(2,261)	(1,066)	715

BHSA

BHSA is subject to certain restrictions on the distribution of dividends imposed by Central Bank of Argentina (“BCRA”) regulations.

The Group estimated that the value in use of its investment in BHSA as of June 30, 2026 amounted to ARS 205,848. The value in use was estimated based on the present value of the future cash flows expected to be generated by the business. The main assumptions used were as follows:

•	The Group considered a 10-year projection period for the cash flows to be generated by BHSA, including a terminal value.
•	Macroeconomic variables were projected based on internal data and information obtained from external consultants.
•	The discount rate applied to discount the expected real dividend cash flows was 13.53%.
•	Sensitivity analysis indicates that a 1% increase in the discount rate would result in a decrease in value in use of ARS 19,912.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The estimated value in use exceeds the carrying amount of the investment and, therefore, no adjustment to the carrying value of the investment was required.

Puerto Retiro (joint venture)

Puerto Retiro owns a plot of land of 8.2 hectares, whose U.P. zoning restricts its use to port activities. It faces: (i) a request for extension of bankruptcy initiated by the National Government, and (ii) a civil action filed by Tandanor and the Ministry of Defense regarding the bidding of the Dársena Norte property.

On September 7, 2018, the Federal Criminal Oral Court (“TOFC”) No. 5 upheld the statute of limitations defense raised by Puerto Retiro; however, in the criminal case, where Puerto Retiro is not a party, the forfeiture of the “Planta I” property was ordered.

During fiscal year 2019, Puerto Retiro recorded a provision equivalent to 100% of the carrying value of its investment property, subject to reversal if a favorable judgment is obtained.

On November 26, 2024, the Supreme Court of Justice of the Nation annulled the cassation judgment regarding the statute of limitations of the civil action, ordered a new ruling to be issued, and confirmed the forfeiture, ordering its restitution to Tandanor.

On June 24, 2025, Chamber IV of the Federal Court of Cassation annulled the parts of TOFC No. 5 related to the statute of limitations and the destination of the forfeiture and remitted the proceedings to said court for a new resolution. On August 20, 2026, Oral Court No. 5 ordered: (i) the forfeiture of the property known as Tandanor SACIN Plant I; (ii) the restitution of the property to Tandanor SACIN (Sections 23, 29 and 30 of the Argentine Criminal Code); and (iii) the issuance of an official communication to the Assignment Office of the National Court of Civil Appeals so that it may assign the competent National First Instance Civil Court to hear the request for a declaration of the absolute nullity of the deed through which Puerto Retiro S.A. acquired the property known as “Plant I”. The decisions referred to in (i) and (ii) are consistent with the rulings previously issued by the Argentine Supreme Court and the Federal Court of Criminal Cassation and would not appear to be subject to appeal.

The civil court assigned pursuant to item (iii) above is National First Instance Civil Court No. 13, and the case is captioned: “BOFILL, ALEJANDRO ARTURO s/NULIDAD DE ESCRITURA/INSTRUMENTO” No. 069262/2026. The Group has not been notified of the commencement of such proceedings.

It is worth noting that the civil action is directed exclusively against Puerto Retiro and not against IRSA; the facts on which the civil action in criminal jurisdiction is based occurred prior to IRSA’s acquisition of the shares of Puerto Retiro.

As of the issuance date of these Consolidated Financial Statements, the resolution regarding the statute of limitations of the civil action and the destination of the property remains pending.

Given the procedural stage, the final outcome is uncertain.

9. Investment properties

Changes in the Group’s investment properties according to the fair value hierarchy for the years ended June 30, 2026 and 2025 were as follows:

	06.30.2026		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of year	1,306,964	1,903,679	2,024,329	1,234,604
Additions	76,891	21,426	35,983	63,525
Disposals	(2,544)	-	(12,138)	(24)
Transfers	(52,432)	(657)	(148,425)	(5,107)
Net (loss) / gain from fair value adjustment	(75,722)	265,961	(585,385)	610,859
Additions of capitalized leasing costs	282	198	87	156
Amortization of capitalized leasing costs (i)	(193)	(326)	(175)	(334)
Currency translation adjustment	3,627	-	(7,312)	-
Balance incorporated by business combination (ii)	-	22,320	-	-
Fair value at the end of the year	1,256,873	2,212,601	1,306,964	1,903,679

(i)	Amortization charges of capitalized leasing costs were included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).
(ii)	See Note 4 to these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is the balance by type of investment property of the Group as of June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Leased out farmland	114,619	98,833
Offices and other rental properties	330,404	368,791
Shopping malls (i)	2,243,415	1,922,735
Undeveloped parcels of land	774,721	816,801
Properties under development	886	868
Others	5,429	2,615
Total	3,469,474	3,210,643

(i) Includes parking spaces.

Certain investment property assets of the Group have been mortgaged or restricted to secure some of the Group’s trade and other payables. The book value of those properties as of June 30, 2026 and 2025 is as follows:

	06.30.2026	06.30.2025
Córdoba Shopping (i)	44,615	26,034
Total	44,615	26,034

(i) A portion of the Córdoba Shopping mall property is encumbered with an antichresis right as collateral for an advance rent received from NAI International II Inc. amounting to ARS 3,797 million and ARS 3,921 million, as of June 30, 2026 and 2025, respectively, (included in “Trade and other payables” in the Consolidated Statement of Financial Position).

The following amounts have been recognized in the Consolidated Statement of Income and Other Comprehensive Income:

	06.30.2026	06.30.2025	06.30.2024
Revenues	558,777	542,665	506,580
Direct operating expenses	(186,021)	(175,801)	(154,694)
Development expenses	(11,490)	(19,852)	(2,468)
Net unrealized gain / (loss) from fair value adjustment of investment property (i)	189,723	21,265	(696,799)
Net realized gain from fair value adjustment of investment property (ii)	516	4,209	47,595

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

See Note 5 (liquidity schedule) for details of contractual commitments related to investment properties.

Valuation processes

The Group’s investment properties were valued at each reporting date by independent professionally qualified appraisers who hold a recognized relevant professional qualification and have experience in the locations and segments of the investment properties appraised. For all investment properties, their current use equates to the highest and best use.

The Group has a team which reviews the appraisals performed by the independent appraisers (the “review teams”). The review teams: i) verify all major and important assumptions relevant to the appraisal in the valuation report from the independent appraisers; ii) assess property valuation movements compared to the valuation report from the prior period; and iii) hold discussions with the independent appraisers.

Changes in Level 2 and 3 fair values, if any, are analyzed at each reporting date during the valuation discussions between the review teams and the independent appraisers. The Board of Directors ultimately approves the fair value calculation for recording into the Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

During the annual investment property valuation process carried out in previous years, the following circumstances were identified, among other aspects: i) entry into force of the modifications in the Urban Planning Code of the Autonomous City of Buenos Aires (“CABA”) through the new Urban Code enacted in November 2020 and effective as from February 2021, which modified approximately one third of the then current code; ii) new buildable potential; and iii) the consolidation of new sector paradigms driven by the pandemic, the general economic environment and the real estate market conditions, which render technically, legally or economically feasible residual or surplus buildable potential for alternative uses throughout the property portfolio. Additionally, the amendments introduced in the new Urban Planning Code of the Autonomous City of Buenos Aires (“CABA”), which became effective on January 1, 2025, were considered.

In this regard, shopping malls were the assets most affected by the aforementioned circumstances, taking into account the size of their plots and their unique and strategic locations, considering the existence of alternative potential realization markets.

The impact of the pandemic and the prolonged closure of shopping malls led to a reassessment of the possibility of mixed-use developments within the buildable potential of such shopping malls, seeking to create new centers of activity and enhance attractiveness, replacing the traditional role of anchor tenants.

Furthermore, the analysis of integration with their surroundings and the creation of open spaces resulted in a new allocation of value among existing square meters, leading to a change in the approach used to maximize the value of such surplus square meters.

This resulted in a reassessment of the value attributable to surplus square meters that were potentially marketable, which historically generated the highest returns, with a view to converting them to other complementary uses. The buildable potentials analyzed are located in unique and irreplaceable sites, with significant development potential, feasible execution prospects and highly attractive economic returns. This view remains unchanged as of the reporting date.

The buildable potentials identified in previous years and which remain in the current year relate to the following properties and are valued in accordance with the methodology established for the remaining Level 2 properties:

1. Patio Bullrich, CABA

2. Alto Palermo, CABA

3. Beruti 3345/47 (Corner of Coronel Díaz), CABA

4. Terrazas de Mayo (Province of Buenos Aires)

Valuation techniques used for the estimation of fair value of investment properties

The Group has defined valuation techniques according to the characteristics of each property and the type of market in which these assets are located, for the purpose of considering the use of the most observable information available in determining fair value.

For the Shopping Malls operated by the Group there is no liquid market for the sale and purchase of properties with these characteristics that can be taken as a reference of value. Likewise, Shopping Malls, a business whose revenue is denominated in Argentine Pesos, are highly related to the fluctuation of macroeconomic variables in Argentina, the purchasing power of individuals, the economic cycle of Gross Domestic Product (“GDP”) growth, the evolution of inflation and consumption, among others. Consequently, the valuation methodology adopted by the Group for Shopping Malls is the discounted cash flow model (“DCF”), which allows the volatility of the Argentine economy, its correlation with Shopping Mall revenue streams and the inherent risk of the Argentine macroeconomic environment to be reflected. The DCF methodology contemplates the use of certain unobservable valuation assumptions, which are determined based on information and internal sources available as of each measurement date. These assumptions mainly include the following:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

•

Future projected income flows based on the current locations, type and quality of the properties, supported by the lease agreements executed by IRSA with its tenants. Since IRSA’s revenue arises from the higher of a Minimum Guaranteed Rent (“MGR”) and a percentage of tenants’ sales in each Shopping Mall, estimates of the evolution of GDP and inflation in the Argentine economy provided by an external consultant were considered in estimating the evolution of tenants’ sales, which have a high correlation with these macroeconomic variables. Such macroeconomic projections were benchmarked against projections prepared by the International Monetary Fund (“IMF”), the Organization for Economic Co-operation and Development (“OECD”) and the Market Expectations Survey (“REM”), which consists of a survey prepared by the Central Bank of the Argentine Republic (“BCRA”) addressed to local and foreign specialized analysts in order to systematically monitor the main short and medium-term macroeconomic forecasts for the Argentine economy.

•

Revenues generated by each Shopping Mall are assumed to grow in line with budget during the first fiscal year. Thereafter, they are projected to grow with the same elasticity in relation to projected GDP growth and inflation. The exception to this assumption is Distrito Arcos, which is projected with no growth due to the short remaining concession term. The specific characteristics and risks of each Shopping Mall are reflected through the use of each mall’s average historical EBITDA margin for the last three years.

•	Cash flows arising from future investments, expansions, enlargements or improvements to Shopping Malls were not considered.
•	Terminal value: a perpetuity calculated from the cash flow of year 10 for each Shopping Mall was considered.
•	Cash flows related to concessions were projected through the expiration date established in the corresponding concession agreement.
•

Given the prevailing inflationary environment and the volatility of certain macroeconomic variables, a long-term reference interest rate in Argentine Pesos is not available for discounting the projected cash flows of Shopping Malls. Consequently, projected cash flows were translated into U.S. Dollars using the future ARS/USD exchange rate curve provided by an external consultant, which was compared against REM projections and/or other market reports in order to assess its reasonableness. Finally, the dollar-denominated cash flows were discounted using a long-term U.S. Dollar rate, corresponding to the weighted average cost of capital (“WACC”) as of the valuation date.

•	The estimation of the WACC discount rate was determined according to the following components:

 a) United States Treasury risk-free rate;

 b) United States market risk premium;

 c) Industry beta or volatility, considering comparable companies from the United States, Brazil, Chile and Mexico, in order to capture market risk over the risk-free rate;

 d) Argentine country risk considering the average yield spread of a representative group of corporate bonds issued by Argentine companies with a credit quality similar to that of the Company over 10-year U.S. Treasury bonds, rather than sovereign references, due to the historical defaults of Argentine public debt;

 e) Cost of debt and capital structure. Both components were estimated based on IRSA market information. In particular, the cost of debt was estimated using observable yields from its corporate debt issuances; and

 f) Local income tax rate.

Due to the debt restructuring carried out during previous fiscal periods, which affected the composition of the Group’s capital structure, the use of two different discount rates was introduced in the valuation of Shopping Malls: one for discounting projected cash flows and another for the terminal value. The differences are detailed below:

•	Discount rate for projected cash flows: considers the Company’s current capital structure.
•	Discount rate for terminal value: considers a normalized market capital structure based on comparable companies.

The introduction of a normalized discount rate for the terminal value is based on the assumption that the relationship between debt and equity will tend to normalize over the long term.

For offices, other rental properties, land reserves and buildable potentials, valuation was determined using transactions involving comparable market assets, since the market for these assets in Argentina is liquid and provides observable market transactions that may be used as references. These values are adjusted to reflect differences in key attributes such as location, size, services, market negotiation conditions and, where applicable, the technical characteristics and maintenance condition of the property. The most significant input in the comparable market approach is the price per square meter derived from prevailing market supply and demand at each valuation date.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Since September 2019, the real estate market has experienced certain operational changes as a consequence of the implementation of foreign exchange regulations. Since then, strict foreign exchange controls have been in effect in Argentina, limiting, among other things, the purchase of foreign currency for the accumulation of external assets, prepayment of debt, acquisition of foreign currency to pay for imports, remittance of profits and dividends abroad and transfers of funds outside the country. However, as of April 2025, such foreign exchange controls have been almost entirely eliminated for individuals and reduced for the payment of imports, dividends generated from fiscal years beginning on or after January 1, 2025, and interest payments on financial debt with related parties.

As a consequence of these exchange regulations, purchases and sales of office buildings, other rental properties, land reserves and buildable potentials may be settled either in Argentine Pesos or in U.S. Dollars. Accordingly, the most likely scenario is that any sale of the aforementioned assets would be settled in Argentine Pesos at an implicit exchange rate higher than the official exchange rate. This is evidenced by transactions carried out by the Group both during the current fiscal year and in previous years. Therefore, as the situation described above remains in effect as of the issuance date of these Financial Statements, the Group has valued its office buildings, land reserves and buildable potentials in Argentine Pesos as of year-end considering such circumstances and using an implicit exchange rate higher than the official rate.

In certain situations, it is complex to reliably determine the fair value of properties under development. In assessing whether the fair value of a property under development can be measured reliably, Management considers, among others, the following factors:

•	The provisions of the construction contract.
•	The stage of completion.
•	Whether the project/property is standard (typical for the market) or non-standard.
•	The reliability of cash inflows after completion.
•	Property-specific development risk.
•	Previous experience with similar developments.
•	Status of construction permits.
•	Feasibility of infrastructure connections.

There were no changes in valuation techniques during the year.

The following tables present information regarding the fair value measurement of investment properties and the sensitivity to significant unobservable inputs (Level 3):

				06.30.2026 (i)		06.30.2025 (i)		06.30.2024 (i)
Description	Valuation technique	Parameters	Range fiscal year 2026 / 2025 / 2024	Increase	Decrease	Increase	Decrease	Increase	Decrease

		Discount cash flows rate	10.36% / 11.08% / 15.40%	(43,314)	46,231	(38,447)	40,958	(28,227)	29,965
		Terminal value discount rate	9.89% / 10.63% / 14.11%	(199,142)	270,528	(150,130)	199,373	(57,014)	70,812
Shopping Malls (Level 3)	Discounted cash flows	Perpetual growth rate	2.4% / 2.4% / 2.4%	172,594	(131,913)	123,669	(96,858)	38,868	(32,750)
		Inflation	(*)	62,537	(61,299)	117,901	(110,544)	61,889	(59,455)
		Devaluation	(*)	(199,116)	243,365	(173,062)	211,520	(112,235)	123,458

(*) Fiscal year 2026: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,685.35 (corresponding to the year ended June 30, 2027) and arriving at ARS 2,649.31 in 2031. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 21.0% and stabilizes at 8.0% after 4 years.

Fiscal year 2025: For the next 5 years, an average ARS / USD exchange rate with an upward trend was considered, starting at ARS 1,308.33 (corresponding to the year ended June 30, 2026) and arriving at ARS 2,477.27 in 2030. In the long term, a nominal devaluation rate of 5.57% calculated based on the quotient between inflation in Argentina and the United States is assumed. The considered inflation shows a downward trend, which starts at 25.5% (corresponding to the year ended June 30, 2025) and stabilizes at 8.0% after 4 years.

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

(i) Considering an increase or decrease of: 100 points for the discount and growth rate in Argentina, 10% for the inflation and 10% for the devaluation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

10. Property, plant and equipment

Changes in the Group’s property, plant and equipment for the years ended June 30, 2026 and 2025 were as follows:

	Owner occupied farmland	Bearer plant (iii)	Buildings and facilities	Machinery and equipment	Others (i)	Total
Balance as of June 30, 2024	763,821	36,998	124,015	8,219	17,424	950,477
Cost	853,650	87,248	210,534	79,935	46,054	1,277,421
Accumulated depreciation	(89,829)	(50,250)	(86,519)	(71,716)	(28,630)	(326,944)
Net book amount at June 30, 2024	763,821	36,998	124,015	8,219	17,424	950,477
Additions	23,802	14,585	12,866	4,518	3,980	59,751
Disposals	(11,337)	(5)	(1,597)	(25)	(2,593)	(15,557)
Currency translation adjustment	(37,543)	(1,927)	(1,388)	(12)	1,166	(39,704)
Transfers	31,393	(111)	(1)	2,537	(262)	33,556
Incorporation by business combination (iv)	999	-	-	-	5,522	6,521
Depreciation charge (ii)	(13,753)	(10,235)	(9,578)	(3,699)	(6,011)	(43,276)
Balance as of June 30, 2025	757,382	39,305	124,317	11,538	19,226	951,768
Cost	860,964	99,790	220,414	86,953	53,867	1,321,988
Accumulated depreciation	(103,582)	(60,485)	(96,097)	(75,415)	(34,641)	(370,220)
Net book amount at June 30, 2025	757,382	39,305	124,317	11,538	19,226	951,768
Additions	36,937	13,670	10,932	3,683	2,990	68,212
Incorporation by business combination (v)	-	-	188	-	37	225
Disposals	(911)	(383)	(236)	-	(440)	(1,970)
Currency translation adjustment	(32,158)	(1,251)	(922)	(18)	(395)	(34,744)
Transfers	5,303	163	513	608	18	6,605
Impairment (vi)	(3,571)	-	(18,021)	-	-	(21,592)
Depreciation charges (ii)	(16,825)	(7,652)	(10,379)	(4,308)	(3,584)	(42,748)
Balance as of June 30, 2026	746,157	43,852	106,392	11,503	17,852	925,756
Cost	866,564	111,989	212,868	91,226	56,077	1,338,724
Accumulated depreciation	(120,407)	(68,137)	(106,476)	(79,723)	(38,225)	(412,968)
Net book amount at June 30, 2026	746,157	43,852	106,392	11,503	17,852	925,756
(i)	Includes furniture and fixtures and vehicles.
(ii)

Depreciation charge was recognized in the amount of ARS 9,003 and ARS 8,621 under "Costs", in the amount of ARS 4,139 and ARS 3,381 under "General and administrative expenses" and ARS 853 and ARS 861 under "Selling expenses" as of June 30, 2026 and 2025, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 28,753 and ARS 30,413 were capitalized as part of biological assets’ cost.

(iii)	Corresponds to the plantation of sugarcane with a useful life of more than one year.
(iv)	Corresponds to the acquisition of Nova Horizonte
(v)	See Note 4 to these Consolidated Financial Statements.
(vi)	Corresponds to the impairment recognized for La Suiza and La Adela, as their carrying amounts exceeded their market values.

11. Trading properties

Changes in the Group’s trading properties for the fiscal years ended June 30, 2026 and 2025 were as follows:

	Completed properties	Properties under development (i)	Undeveloped sites	Total
As of June 30, 2024	3,974	16,661	16,498	37,133
Additions	-	2,366	1,649	4,015
Currency translation adjustment	-	(884)	-	(884)
Transfers	-	218,084	-	218,084
Impairment	(402)	(25,138)	-	(25,540)
Disposals	(686)	(17,886)	(5)	(18,577)
As of June 30, 2025	2,886	193,203	18,142	214,231
Additions	-	8,934	1,249	10,183
Currency translation adjustment	-	(1,434)	-	(1,434)
Transfers	-	69,694	-	69,694
Impairment (ii)	(25)	(11,915)	-	(11,940)
Disposals	(47)	(10,924)	(1)	(10,972)
As of June 30, 2026	2,814	247,558	19,390	269,762

	06.30.2026	06.30.2025
Non-current	252,004	166,561
Current	17,758	47,670
Total	269,762	214,231

(i)

Includes Zetol and Vista al Muelle plots of land, with the former being mortgaged to secure Group's borrowings. The net book value amounted to ARS 13,710 and ARS 15,319 as of June 30, 2026 and 2025, respectively.

(ii)

The Group compares the cost of its trading properties with their net realizable value on a quarterly basis. As of June 30, 2026, the inflation-adjusted cost of these assets amounted to ARS 230,750 million, while their net realizable value amounted to ARS 218,810 million, resulting in an impairment charge of ARS 11,940 million. The impairment charge was recognized under "Other operating results, net" in the consolidated statement of income and other comprehensive income (Note 28).

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

12. Intangible assets

Changes in the Group’s intangible assets for the years ended June 30, 2026 and 2025 were as follows:

	Goodwill	Information systems and software	Concession rights, trademarks and others	Total
Cost	8,962	32,551	137,107	178,620
Accumulated amortization	-	(27,726)	(15,936)	(43,662)
Net book amount at June 30, 2024	8,962	4,825	121,171	134,958
Additions	1	4,249	1,063	5,313
Disposals	(16)	(3)	-	(19)
Transfers	-	3,267	(100,710)	(97,443)
Currency translation adjustment	(59)	(96)	-	(155)
Amortization charges (i)	-	(3,898)	(696)	(4,594)
Balance as of June 30, 2025	8,888	8,344	20,828	38,060
Cost	8,888	39,968	37,460	86,316
Accumulated amortization	-	(31,624)	(16,632)	(48,256)
Net book amount at June 30, 2025	8,888	8,344	20,828	38,060
Additions	-	3,324	1	3,325
Disposals	-	(1)	-	(1)
Incorporation by business combination (ii)	4,179	-	339	4,518
Transfers	-	469	-	469
Currency translation adjustment	(28)	(73)	-	(101)
Amortization charges (i)	-	(3,720)	(1,107)	(4,827)
Balance as of June 30, 2026	13,039	8,343	20,061	41,443
Cost	13,039	43,687	37,800	94,526
Accumulated amortization	-	(35,344)	(17,739)	(53,083)
Net book amount at June 30, 2026	13,039	8,343	20,061	41,443

(i)

Amortization charge was recognized in the amount of ARS 2,139 and ARS 2,571 under "Costs", in the amount of ARS 2,671 and ARS 2,004 under "General and administrative expenses" and ARS 17 and ARS 19 under "Selling expenses" as of June 30, 2026 and 2025, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27).

(ii)	See Note 4 to these Consolidated Financial Statements.

13. Rights of use of assets and lease liabilities

Below is the composition of the rights of use of the Group´s assets as of June 30, 2026 and June 30, 2025:

	06.30.2026	06.30.2025
Farmland	143,242	138,376
Convention center	5,044	5,911
Offices, shopping malls and other buildings	18,367	13,511
Machinery and equipment	4,729	5,178
Right-of-use assets	171,382	162,976
Non-current	171,382	162,976
Total	171,382	162,976

Changes in the Group´s rights of use during the fiscal year ended June 30, 2026 and June 30, 2025, were as follows:

	06.30.2026	06.30.2025
Beginning of the year	162,976	148,926
Additions	49,411	43,291
Incorporation by business combination (i)	-	12,795
Disposals	(387)	(13,273)
Depreciation charges	(38,317)	(36,897)
Currency translation adjustment	(2,460)	(5,885)
Remeasurement	159	14,019
End of the year	171,382	162,976

(i)	Correspond to the acquisition of Nova Horizonte

Depreciation charge for rights of use is detailed below:

	06.30.2026	06.30.2025	06.30.2024
Farmland	31,963	29,027	29,216
Convention center	867	1,052	1,104
Offices, shopping malls and other buildings	3,485	2,480	2,336
Machinery and equipment	2,002	4,338	1,473
Depreciation charge of right-of-use assets (i)	38,317	36,897	34,129

(i)

Amortization charge was recognized in the amount of ARS 2,507 and ARS 2,167 under "Costs", in the amount of ARS 1,081 and ARS 739 under "General and administrative expenses" and ARS 975 and ARS 812 under "Selling expenses" as of June 30, 2026 and 2025, respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 27) and ARS 33,754 and ARS 33,179 were capitalized as part of biological assets’ cost.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Other charges to income related to rights of use were as follows:

	06.30.2026	06.30.2025	06.30.2024
Interest on lease liabilities	(3,236)	(2,375)	(3,623)
Results from short-term leases	(1,631)	(1,267)	(958)
Results from variable leases not recognized as lease liabilities	(9,292)	(18,283)	(11,481)
Gain from lease modification	-	2,647	-

Below is the composition of the Group’s lease liabilities for the fiscal years ended June 30, 2026 and June 30, 2025:

	06.30.2026	06.30.2025
Farmland	146,725	148,159
Convention center	2,613	3,084
Offices, shopping malls and other buildings	11,814	9,423
Lease liabilities	161,152	160,666
Non-current	111,476	118,119
Current	49,676	42,547
Total	161,152	160,666

14. Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy for the years ended June 30, 2026 and 2025 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale (i)	Other cattle (i)	Others	Total
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1	Level 1
Balance as of June 30, 2024	28,910	25,681	35,959	68,889	534	729	160,702
Non-current (Production)	-	-	-	51,052	406	722	52,180
Current (Consumable)	28,910	25,681	35,959	17,837	128	7	108,522
Balance as of June 30, 2024	28,910	25,681	35,959	68,889	534	729	160,702
Transfers	(4,280)	4,280	-	-	-	-	-
Purchases	-	-	-	27,937	47	-	27,984
Initial recognition and changes in the fair value of biological assets (i)	-	4,598	11,651	9,270	589	-	26,108
Decrease due to harvest	-	(267,264)	(98,047)	-	-	-	(365,311)
Sales	-	-	-	(49,915)	(31)	-	(49,946)
Consumptions	-	-	-	(159)	(3)	(491)	(653)
Costs for the year	3,154	288,312	88,625	38,617	-	582	419,290
Foreign exchange	(15,869)	(470)	(1,390)	(1,146)	-	-	(18,875)
Balance as of June 30, 2025	11,915	55,137	36,798	93,493	1,136	820	199,299
Non-current (Production)	-	-	-	56,366	985	813	58,164
Current (Consumable)	11,915	55,137	36,798	37,127	151	7	141,135
Balance as of June 30, 2025	11,915	55,137	36,798	93,493	1,136	820	199,299
Purchases	-	-	-	51,081	88	-	51,169
Transfers	(3,000)	3,000	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	-	4,279	(7,656)	2,646	(934)	-	(1,665)
Decrease due to harvest	-	(330,888)	(67,754)	-	-	-	(398,642)
Sales	-	-	-	(96,061)	(49)	-	(96,110)
Consumption	-	-	-	(243)	(3)	(145)	(391)
Costs for the year	5,434	323,468	83,549	53,560	639	348	466,998
Currency translation adjustment	112	(3,702)	(1,528)	1,505	-	-	(3,613)
Balance as of June 30, 2026	14,461	51,294	43,409	105,981	877	1,023	217,045
Non-current (Production)	-	-	-	62,875	732	1,016	64,623
Current (Consumable)	14,461	51,294	43,409	43,106	145	7	152,422
Balance as of June 30, 2026	14,461	51,294	43,409	105,981	877	1,023	217,045

(i)

Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to ARS 1,712 and ARS 9,859 for the fiscal years ended June 30, 2026 and 2025, respectively. For the fiscal years ended June 30, 2026 and 2025, amounts of ARS 10,933 and ARS 10,821 were attributable to price changes, and amounts of ARS (9,221) and ARS (962), were attributable to physical changes generated by production result, respectively.

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

These models require the input of highly subjective assumptions including observable and unobservable data. Unobservable information is determined based on the best information available for example, by reference to historical information of past practices and results, statistics and agricultural information and other analytical techniques. Key assumptions utilized in this method include future market prices, estimated yields at the point of harvest and estimated future costs of harvesting and other costs.

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

The fair value less estimated selling costs of agricultural produce at the point of harvest amount to ARS 319,189 and ARS 283,714 for the years ended June 30, 2026 and 2025, respectively.

When no quoted prices are available in an active market, the Group uses a range of valuation models. The following table presents main parameters:

Description	Valuation technique	Parameters	Discount Rate	Range
Cattle (Level 2)	Comparable market prices	Price per livestock head/kg and per category	-	-
Sown land-crops (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Forward sale prices - Discount rate	Argentina:	Argentina
			30.00% - 32.50%	Yields: 0.24 - 12.23 Tn/ha
Operating cost: 126,096 - 1,269,986 ARS/ha
Commercial cost: 36,915 - 116,466 ARS/Tn
Future of sale prices: 269,837 - 1,845,000 ARS/Tn
			Brasil:	Brazil:
			11.79%	Yields: 93.85 Sacas/ha
Operating cost: 641.37 BRL/ha.
Future of sale prices: 52.19 BRL/tn
Sugarcane fields (Level 3)	Discounted cash flows	Yields - Operating costs - Selling expenses - Forward sale prices - Discount rate	Brasil:	Brazil:
			11.79%	Yields: 76.81 tn/ha
Operating cost: 156.28 BRL/tn.
Future of sale prices: 116.9 BRL/tn.

As of June 30, 2026 and 2025, the highest and best use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Capitalized cost of production as of June 30, 2026, 2025 and 2024 are as follows:

	06.30.2026	06.30.2025	06.30.2024
Supplies and labors	338,476	301,863	342,505
Salaries, social security costs and other personnel expenses	24,570	20,342	22,914
Depreciation and amortization	62,507	63,592	59,840
Fees and payments for services	2,308	1,760	1,387
Maintenance, security, cleaning, repairs and others	4,018	3,156	3,362
Taxes, rates and contributions	1,099	703	451
Leases and service charges	694	340	267
Freights	4,083	3,758	2,536
Travelling, library expenses and stationery	2,650	2,660	2,525
Other expenses	26,245	20,534	27,189
	466,650	418,708	462,976

15. Inventories

Breakdown of Group’s inventories as of June 30, 2026 and 2025 are as follows:

	06.30.2026	06.30.2025
Crops	160,958	131,757
Materials and supplies	86,411	102,677
Sugarcane	1,763	1,712
Agricultural inventories	249,132	236,146
Supplies for hotels	1,088	780
Total inventories	250,220	236,926

As of June 30, 2026 and 2025 the cost of inventories recognized as expense amounted to ARS 434,401 and ARS 375,202 respectively and have been included in “Costs” in the Consolidated Statement of Income and Other Comprehensive Income.

16. Financial instruments by category

According to IFRS 7, the following note presents the financial assets and financial liabilities by measurement categories defined under IFRS 9 and a reconciliation to the corresponding line in the Consolidated Statement of Financial Position, as appropriate. Since the line items “Trade and other receivables” and “Trade and other payables” contain both financial instruments and non-financial assets or liabilities (such as prepayments, trade receivables, trade payables in-kind and tax receivables and payables, among others), the reconciliation is shown in the columns headed “Non-financial assets” and “Non-financial liabilities”. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy

IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 13. This valuation hierarchy provides for three levels.

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

According to the Group’s policy, transfers among the several categories of valuation are recognized when they occur, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2026 are as follows:

	Financial assets at amortized	Financial assets at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	assets	assets	Total
June 30, 2026
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	506,127	55,554	-	-	561,681	206,775	768,456
Investment in financial assets:
- Public companies’ securities	-	35,108	-	-	35,108	-	35,108
- Bonds	-	124,771	-	-	124,771	-	124,771
- Mutual funds	-	325,972	-	-	325,972	-	325,972
- Others	5,576	5,068	37,561	648	48,853	-	48,853
Derivative financial instruments:
- Commodities options contracts	-	691	-	-	691	-	691
- Commodities futures contracts	-	3,135	-	-	3,135	-	3,135
- Foreign-currency options contracts	-	2,943	-	-	2,943	-	2,943
- Swaps	-	-	5,973	-	5,973	-	5,973
- Bond futures	-	17	-	-	17	-	17
- Others	-	50	-	-	50	-	50
Restricted assets (i)	5,343	-	-	-	5,343	-	5,343
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	93,966	-	-	-	93,966	-	93,966
- Short-term investments	-	190,499	-	-	190,499	-	190,499
Total assets	611,012	743,808	43,534	648	1,399,002	206,775	1,605,777

	Financial liabilities at amortized	Financial liabilities at fair value through profit or loss	Subtotal financial	Non-financial
	cost	Level 1	liabilities	liabilities	Total
June 30, 2026
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	379,091	-	379,091	198,108	577,199
Borrowings (Note 22)	2,022,787	-	2,022,787	-	2,022,787
Derivative financial instruments:
- Commodities options contracts	-	510	510	-	510
- Commodities futures contracts	-	1,636	1,636	-	1,636
- Foreign-currency options contracts	-	112	112	-	112
- Foreign-currency future contracts	-	299	299	-	299
- Swaps	-	5,533	5,533	-	5,533
- Others	-	357	357	-	357
Lease liabilities (Note 13)	161,152	-	161,152	-	161,152
Total liabilities	2,563,030	8,447	2,571,477	198,108	2,769,585

(i)	Correspond mainly to guarantee deposits required under certain financing agreements, which are required to remain restricted throughout the term of such obligations.

Financial assets and financial liabilities as of June 30, 2025 were as follows:

	Financial assets at amortized	Financial assets at fair value through profit or loss			Subtotal financial	Non-financial
	cost	Level 1	Level 2	Level 3	assets	assets	Total
June 30, 2025
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 17)	586,784	70,484	-	-	657,268	177,309	834,577
Investment in financial assets:
- Public companies’ securities	-	47,343	-	-	47,343	-	47,343
- Bonds	-	78,442	-	-	78,442	-	78,442
- Mutual funds	-	179,198	-	-	179,198	-	179,198
- Others	7,504	8,394	18,390	-	34,288	-	34,288
Derivative financial instruments:
- Commodities options contracts	-	1,600	-	-	1,600	-	1,600
- Commodities futures contracts	-	2,559	-	-	2,559	-	2,559
- Foreign-currency options contracts	-	5,512	-	-	5,512	-	5,512
- Swaps	-	-	2,553	-	2,553	-	2,553
- Others	-	129	-	-	129	-	129
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	257,985	-	-	-	257,985	-	257,985
- Short-term investments	-	77,026	-	-	77,026	-	77,026
Total assets	852,273	470,687	20,943	-	1,343,903	177,309	1,521,212

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial liabilities at amortized	Financial liabilities at fair value through profit or loss	Subtotal financial	Non-financial
	cost	Level 1	liabilities	liabilities	Total
June 30, 2025
Liabilities as per Statement of Financial Position
Trade and other payables (Note 20)	339,065	-	339,065	205,669	544,734
Borrowings (Note 22)	1,793,696	-	1,793,696	-	1,793,696
Derivative financial instruments:
- Commodities options contracts	-	3	3	-	3
- Commodities futures contracts	-	3,494	3,494	-	3,494
- Foreign-currency options contracts	-	216	216	-	216
- Foreign-currency future contracts	-	539	539	-	539
- Swaps	-	5,830	5,830	-	5,830
Lease liabilities (Note 13)	160,666	-	160,666	-	160,666
Total liabilities	2,293,427	10,082	2,303,509	205,669	2,509,178

(i)	Correspond mainly to guarantee deposits required under certain financing agreements, which are required to remain restricted throughout the term of such obligations.

The following are details of the book value of financial instruments recognized, which were offset in the Consolidated Statement of Financial Position:

	06.30.2026			06.30.2025
	Gross amounts recognized	Gross amounts offset	Net amount presented	Gross amounts recognized	Gross amounts offset	Net amount presented
Financial assets
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables)	599,980	(38,299)	561,681	714,487	(57,219)	657,268
Financial liabilities
Trade and other payables	(417,390)	38,299	(379,091)	(396,284)	57,219	(339,065)

Income, expense, gains and losses on financial instruments can be assigned to the following categories:

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2026
Interest income	14,306	-	14,306
Other finance income	3	-	3
Interest and allowances generated by operating assets	8,466	-	8,466
Interest expenses	(153,244)	-	(153,244)
Lease liabilities interest	(3,236)	-	(3,236)
Foreign exchange, net	145,339	-	145,339
Fair value gain on financial assets at fair value through profit or loss	-	56,770	56,770
Gain from repurchase of Non-convertible Notes	354	-	354
Gain on financial instruments derived from commodities	-	40	40
Loss from derivative financial instruments (except commodities)	-	(10,461)	(10,461)
Other financial costs	(22,519)	-	(22,519)
Net result (i)	(10,531)	46,349	35,818

68

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2025
Interest income	12,562	-	12,562
Other finance income	17	-	17
Interest and allowances generated by operating assets	9,924	-	9,924
Interest expenses	(93,298)	-	(93,298)
Lease liabilities interest	(2,375)	-	(2,375)
Foreign exchange, net	37,491	-	37,491
Fair value gain on financial assets at fair value through profit or loss	-	132,308	132,308
Gain from repurchase of Non-convertible Notes	976	-	976
Gain from commodity derivative financial instruments	-	14,683	14,683
Loss from derivative financial instruments (except commodities)	-	(19,235)	(19,235)
Other financial costs	(20,182)	-	(20,182)
Net result (i)	(54,885)	127,756	72,871

	Financial assets and liabilities at amortized cost	Financial assets and liabilities at fair value through profit or loss	Total
June 30, 2024
Interest income	121,635	-	121,635
Other finance income	1	-	1
Interest and allowances generated by operating assets	37,787	-	37,787
Interest expenses	(109,776)	-	(109,776)
Lease liabilities interest	(3,623)	-	(3,623)
Foreign exchange, net	110,064	-	110,064
Fair value gain on financial assets at fair value through profit or loss	-	331,735	331,735
Gain from repurchase of Non-convertible Notes	455	-	455
Gain from commodity derivative financial instruments	-	20,742	20,742
Loss from derivative financial instruments (except commodities)	-	(89,806)	(89,806)
Other financial costs	(29,383)	-	(29,383)
Net result (i)	127,160	262,671	389,831

(i)

Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income, with the exception of Interest and discount generated by operating assets, which are included in ”Other operating results, net”.

The following table presents the changes in Level 3 financial instruments as of June 30, 2026 and 2025:

	Investments in financial assets - Others	Total
Balances at June 30, 2024	47	47
Loss for the year (i)	(47)	(47)
Balances at June 30, 2025	-	-
Gain for the year (i)	648	648
Balances at June 30, 2026	648	648

(i)	Included within “Financial results, net” in the Consolidated Statement of Income and Other Comprehensive Income

During the fiscal years ended June 30, 2026 and 2025, there were no transfers between levels. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods. The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Derivative financial instruments – Swaps	Theoretical price	Underlying asset price and volatility	Level 2	-

Purchase option – Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

As of June 30, 2026, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the group that were not considered in the fair value estimation.

As of June 30, 2026, the carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 22.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

17. Trade and other receivables

Group’s trade and other receivables as of June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Trade, leases and services receivable (*)	473,816	522,633
Less: allowance for doubtful accounts	(8,627)	(8,483)
Total trade receivables	465,189	514,150
Prepayments	129,464	117,317
Borrowings, deposits and others	70,987	71,533
Guarantee deposits	115	124
Tax receivables	77,917	59,250
Others	16,157	63,720
Total other receivables	294,640	311,944
Total trade and other receivables	759,829	826,094

Non-current	153,977	234,680
Current	605,852	591,414
Total	759,829	826,094

(*)

Includes field sales credits, which are revalued based on the soybean price and the livestock weight measured in arrobas at each balance sheet date. The related impact in the Consolidated Statement of Income and Other Comprehensive Income is presented within “Other operating results, net”.

Book amounts of Group's trade and other receivables in foreign currencies are detailed in Note 34.

Trade accounts receivables are generally presented in the Consolidated Statement of Financial Position net of allowances for doubtful accounts. Impairment policies and procedures by type of receivables are discussed in detail in Note 2. Movements on the Group’s allowance for doubtful accounts were as follows:

	06.30.2026	06.30.2025
Beginning of the year	8,483	7,967
Additions (i)	4,760	2,496
Recovery (i)	(208)	(309)
Currency translation adjustment	684	848
Business combination incorporation	223	-
Used during the year	(3,085)	(305)
Inflation adjustment	(2,230)	(2,214)
End of the year	8,627	8,483

(i)	The creation and release of the provision for impaired receivables have been included in “Selling expenses” in the Consolidated Statement of Income and Other Comprehensive Income (Note.27).
(ii)	See Note 4 to these Consolidated Financial Statements.

The Group’s trade receivables comprise several classes. The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables (see Note 5). The Group also has receivables from related parties neither of them is due nor impaired.

Due to the distinct characteristics of each type of receivables, an aging analysis of past due unimpaired and impaired receivables is shown by type and class, as of June 30, 2026 and 2025 (a column of non-past due receivables is also included so that the totals can be reconciled with the amounts appearing on the Consolidated Statement of Financial Position):

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	76,037	4,864	14,719	136,881	7,542	240,043	50.7%
Sale of properties and developments	88	-	-	166,793	-	166,881	35.2%
Agricultural products	-	-	-	65,807	1,085	66,892	14.1%
Total as of 06.30.2026	76,125	4,864	14,719	369,481	8,627	473,816	100.0%

	Expired
	Up to 3 months	From 3 to 6 months	Over 6 months	Not past due	Allowance	Total	% of representation
Leases and services	57,602	2,963	16,872	127,583	7,272	212,292	40.6%
Sale of properties and developments	-	-	-	229,802	-	229,802	44.0%
Agricultural products	-	-	-	79,328	1,211	80,539	15.4%
Total as of 06.30.2025	57,602	2,963	16,872	436,713	8,483	522,633	100.0%

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

18. Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the years ended June 30, 2026, 2025 and 2024:

	Note	06.30.2026	06.30.2025	06.30.2024
Profit for the year		372,280	299,635	198,770
Adjustments for:
Income tax	23	117,193	94,879	(115,201)
Amortization and depreciation	27	23,904	21,684	19,685
(Gain) / loss from disposal of trading properties		(13,701)	4,089	(7,090)
(Gain) / loss from disposal of property, plant and equipment		(26)	(224)	3,392
Impairment of property, plant and equipment		21,592	-	-
Net (gain) / loss from fair value adjustment of investment properties		(190,239)	(25,474)	649,204
Gain from lease modification		-	(2,647)	-
Impairment of trading properties	28	11,940	25,540	-
(Gain) / loss from disposal of subsidiary and associates	28	-	(3,694)	2,541
Financial results, net		(84,539)	18,653	(354,913)
Provisions and allowances		42,405	33,703	47,468
Share of profit of associates and joint ventures	8	(39,446)	(35,912)	(61,356)
Management fees		27,169	12,127	17,288
Changes in net realizable value of agricultural products after harvest		(19,113)	(6,199)	(13,357)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		53,186	(82,621)	(44,796)
Gain from disposal of farmlands		(633)	(56,079)	(97,960)
Changes in operating assets and liabilities:
Increase in inventories		(16,440)	(40,643)	(44,789)
Decrease / (increase) in trading properties		2,113	5,484	(1,220)
(Increase) / decrease in biological assets		(15,165)	104,958	122,330
(Increase) / decrease in trade and other receivables		(62,106)	(28,695)	186,547
Decrease in trade and other payables		(7,936)	(128,576)	(312,558)
(Decrease) / increase in salaries and social security liabilities		(3,426)	10,230	(17,959)
Decrease in provisions		(1,442)	(2,592)	(1,145)
Decrease in lease liabilities		(26,842)	(11,633)	(16,731)
Net variation in derivative financial instruments		353	1,975	10,048
Decrease in right of use assets		-	-	57
Net cash generated from operating activities before income tax paid		191,081	207,968	168,255

The following table shows the balances recognized as part of the business combination:

06.30.2026
Investment properties	22,320
Property, plant and equipment	225
Intangible assets	339
Income tax and MPIT credit	66
Trade and other receivables	813
Inventories	210
Borrowings	(2,825)
Deferred income tax liabilities	(2,136)
Trade and other payables	(1,214)
Provisions	(393)
Salaries and social security liabilities	(3,887)
Net value of assets acquired that did not affect cash	13,518
Cash and cash equivalents	5,514
Goodwill	4,179
Net value of incorporated assets	23,211
Previously held interest (financial asset)	(1,334)
Settlement through a decrease in investments in financial assets	(9,712)
Seller Financed Amount	(4,294)
Cash consideration paid	7,871
Cash and cash equivalents acquired	(5,514)
Net outflow of cash and cash equivalents	2,357

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of significant non-cash transactions occurred in the years ended June 30, 2026, 2025 and 2024:

	06.30.2026	06.30.2025	06.30.2024
Increase in investment properties through an increase in trade and other payables	8,870	16,937	-
Decrease in investment properties through an increase in property, plant and equipment	6,605	18,892	23,150
Currency translation adjustment and other comprehensive results from associates and joint ventures	6,268	23,020	54,880
Other changes in shareholders' equity	1,645	9,894	33,637
Increase of non-convertible notes through a decrease in non-convertible notes	-	97,634	-
Decrease in property, plant and equipment through an increase in investment properties	-	2,556	9,522
Increase in shareholders' equity through an increase in investment properties	-	596	10,916
Increase in deferred income tax liabilities through a decrease in shareholders' equity	-	208	2,853
Decrease in lease liabilities through a decrease in trade and other receivables	-	-	93
Decrease in lease liabilities through an increase in trade and other payables	-	614	-
Increase in investment properties through a decrease in investment in financial assets	4,892	30,306	-
Decrease in investment in financial assets through a decrease in trade and other payables	7,242	19,204	-
Decrease in investment in financial assets through an increase in trade and other receivables	227	3,635	-
Increase in property, plant and equipment through an increase in trade and other payables	13,733	1,321	18,212
Decrease in property, plant and equipment through an increase in trade and other receivables	-	43,930	3,864
Increase in investment in financial assets through an increase in borrowings	-	709	927
Decrease in shareholders' equity through a decrease in investment in financial assets	112,696	58,175	191,065
Increase in right of use assets through an increase in lease liabilities	53,998	31,750	65,592
Increase in investment in associates and joint ventures through a decrease in financial assets	-	3,052	-
Increase in intangible assets through a decrease in investment properties	469	3,267	51,039
Increase in intangible assets through an increase in trade and other payables	17	1,063	14,700
Increase in investments in financial assets through a decrease in trade and other receivables	6,215	-	529
Decrease in investment in associates and joint ventures through an increase in trade and other receivables	2,464	24,975	10,047
Decrease in investment properties through an increase in trade and other receivables	438	1,778	5,625
Increase in investments in financial assets through a decrease in investment in associates and joint ventures	9,715	2,925	-
Decrease in trading properties through an increase in trade and other receivables	-	4,282	-
Decrease in intangible assets through an increase in trading properties	-	100,710	-
Increase in investments in financial assets through an increase in trade and other payables	-	11,729	-
Decrease in investment in associates and joint ventures through a decrease in borrowings	1,394	397	-
Increase in group of assets held for sale through a decrease in property, plant and equipment	-	-	4,834
Increase in investment properties through a decrease in trade and other receivables	108	-	-
Barter transaction investment properties	-	23	1,311
Decrease in shareholders' equity through an increase in trade and other payables	37	7,941	12,376
Increase in investments in financial assets through a decrease in derivative financial instruments	-	144	-
Increase in shareholders' equity through a decrease in trade and other payables	-	-	1,856
Increase in borrowings through a decrease in trade and other payables	-	-	700
Decrease in borrowings through an increase in trade and other payables	-	4,406	-
Decrease in shareholders' equity through a decrease in trade and other receivables	-	6,575	7,751
Decrease in investment properties through an increase in trading properties	69,694	117,375	-
Increase in intangible assets through an increase in payroll and social security liabilities	780	574	-
Decrease in investment in associates and joint ventures through a decrease in trade and other payables	-	515	-
Increase in investments in financial assets through an increase in non-controlling interests in subsidiaries	1,603	-	-
Increase in derivative financial instruments through a decrease in equity	102,546	-	-
Exercise of warrants	97,829	-	-
Share-based payment reserve	1,393	-	-

19. Shareholders’ Equity

Share capital and share premium

The Group's share capital is represented by common shares with a nominal value of ARS 1 per share and one vote each.

On February 17, 2021, the Company announced the launch of its public offering of shares for up to 90 million shares (or the equivalent of 9 million ADS) and 90,000,000 options to subscribe for new common shares, to registered holders as of February 19, 2021. Each common share entitles its holder to subscribe for 0.1794105273 new common shares and to receive, free of charge, for each new common share that it purchases pursuant to this offering, one warrant to purchase one additional common share. The final subscription price for the new shares was ARS 70.31 or USD 0.472 and for the new ADS it was USD 4.72. The new registered shares, with a nominal value of ARS 1 (one peso) each and with the right to one vote per share, give the right to receive dividends on the same terms as the current shares in circulation.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On March 5, 2021, having concluded the period to exercise the pre-emptive subscription right, the Company's shareholders have subscribed under the pre-emptive right the amount of 87,264,898 new shares, that is, 97% of the shares offered, and have requested through the right to accrue 26,017,220 additional new shares, for which 2,735,102 new shares were issued, thus completing the issuance of all 90,000,000 new shares (or their equivalent in ADSs ) offered.

Likewise, 90,000,000 options were issued that entitled holders, upon exercise, to acquire up to 90,000,000 new shares. The exercise price of the options was USD 0.4019. The options could be exercised quarterly from the 17th to the 25th (inclusive) of the months of February, May, September and November of each year (provided that such dates were business days in the City of New York and in the Autonomous City of Buenos Aires) until their maturity, 5 years from the issuance date.

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

Warrants

Common stock purchase options (warrants) are recorded as a separate component of the equity and are measured at cost; represented by fair value on the issue date using the Black-Scholes pricing model, which incorporates certain inputs assumptions, including shares price and volatility, risk-free interest rate, and warrant maturity.

At the time of the exercise of the warrants by the holders, the warrants are transferred to share capital for the nominal value of the issued shares and the difference with the product is recognized in the share premium.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD approved the subscription of an addendum to the warrant agreement originally entered into on February 24, 2021 and amended on September 17, 2021, within the framework of the capital increase authorized by the Argentine Securities Commission.

The addendum incorporates the possibility for option holders to exercise them without cash settlement (except for the payment of the nominal value of the shares), for the differential amount between the cash exercise price and the market value.

As a consequence of the incorporation of this new exercise modality, the options issued by the Company, which had been classified as equity instruments, were reclassified to financial instruments under liabilities prior to the opening of the last exercise period, since the settlement alternative, paying only the nominal value of the shares, implies the delivery of a variable number of shares depending on the market price of the share at the beginning of the exercise period. The reclassification was made at fair value, with the initial difference recognized in Share premium. As of the closing date of these consolidated financial statements, given the expiration of such warrants, no liabilities remained recorded.

Legal reserve

According to Law N° 19,550, 5% of the profit of the year is destined to the constitution of a legal reserve until it reaches the legal capped amount (20% of total capital and inflation adjustment of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Company has not reached the legal limit of this reserve.

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD resolved the allocation of 5% of the restated profit for the year, amounting to ARS 5,038 million, to the legal reserve. Restated at the closing date of these consolidated financial statements, this amount is equivalent to ARS 6,349 million.

Special reserve

On October 28, 2022, the Ordinary and Extraordinary General Shareholders’ Meeting established a special reserve which was subsequently released. On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting approved the allocation of ARS 1,944 million to such special reserve, which, restated at the closing date of these consolidated financial statements, amounts to ARS 2,450 million.

Dividends

On October 5, 2023, the Ordinary and Extraordinary Shareholders' Meeting of CRESUD approved the distribution of a cash dividend for the sum of ARS 36,243 million which, restated at the closing date of these consolidated financial statements, amounts to ARS 171,705 million, and a dividend in kind through the delivery of 22,090,627 shares nominal value ARS 10 per share of IRSA owned by the Company, amount restated by the settlement derived from the distribution of bonus shares and change of par value, by applying a conversion ratio that for each share of nominal value ARS 1 corresponded to 0.90780451408 shares of nominal value ARS 10, according to the price of said shares as of October 4, 2023 which amounts to the sum of ARS 644.75. In addition, on May 2, 2024 a new distribution of a cash dividend was approved for the sum of ARS 30,000, which, restated at the closing date of these consolidated financial statements, amounts to ARS 58,414 million. As of the date of these consolidated financial statements, they have been fully paid.

On October 28, 2024, CRESUD held its Ordinary and Extraordinary Shareholders’ Meeting, where it was resolved to distribute a dividend to the Shareholders in proportion to their shareholdings, payable in cash for the amount of ARS 45,000 million, which, restated at the closing date of these consolidated financial statements, amounts to ARS 72,763 million. The dividend was fully paid as of the date of these financial statements.

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD resolved the payment of dividends in the amount of ARS 93,782 million, which, restated at the closing date of these consolidated financial statements, amounts to ARS 118,190 million, allocating: (i) ARS 65,080 million to the distribution of a cash dividend, which, restated at the closing date of these consolidated financial statements, amounts to ARS 82,018 million; and (ii) the remaining of ARS 28,702 million to the distribution of a dividend in kind, which, restated at the closing date of these consolidated financial statements, amounts to ARS 36,172 million, consisting of shares issued by IRSA, owned by the Company, in the amount of 12,700,000 ordinary shares with a par value of ARS 10.

On November 7, 2025, the Company distributed among the shareholders the cash dividend of ARS 65,080 million and the dividend in kind of ARS 28,702 million through the delivery of 12,700,000 ordinary shares with a par value of ARS 10 issued by IRSA, owned by the Company.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Distribution of treasury shares

On October 5, 2023, the Ordinary and Extraordinary General Shareholders’ Meeting approved the distribution of a total of 5,791,355 treasury shares to shareholders in proportion to their shareholdings.

On October 30, 2025, the Ordinary and Extraordinary General Shareholders’ Meeting of CRESUD resolved the distribution of up to 5,300,000 treasury shares.

Additional paid-in capital from treasury shares

When the treasury shares are sold, the difference between the net realization value of the treasury shares sold and their acquisition cost will be allocated, both in the case of positive or negative results, to an account of non-capitalized contributions. of the owners that will be denominated " Additional paid-in capital from treasury shares".

20. Trade and other payables

Group’s trade and other payables as of June 30, 2026 and 2025 were as follows:

	06.30.2026	06.30.2025
Trade payables	291,006	255,050
Advances from sales, leases and services (*)	112,048	111,255
Accrued invoices	35,575	29,132
Deferred income	629	755
Admission fees (*)	62,491	60,545
Deposits in guarantee	1,120	859
Total trade payables	502,869	457,596
Dividends payable to non-controlling interests	54	7,187
Tax payables	22,940	33,116
Directors´ Fees	11,164	9,561
Management fees	17,187	11,949
Others	22,985	25,325
Total other payables	74,330	87,138
Total trade and other payables	577,199	544,734

Non-current	77,399	103,334
Current	499,800	441,400
Total	577,199	544,734

(*) Corresponds mainly to admission rights and rents collected in advance and advances from farmland sales, which will accrue in an average term of 3 to 5 years.

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table show the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	Total
As of June 30, 2024	48,708	29	48,737
Additions (i)	7,117	109	7,226
Decreases (i)	(2,610)	(47)	(2,657)
Participation in the results	-	124	124
Inflation adjustment	(826)	-	(826)
Currency translation adjustment	303	-	303
Used during the year	(2,592)	-	(2,592)
As of June 30, 2025	50,100	215	50,315
Additions (i)	7,841	-	7,841
Decreases (i)	(1,292)	(109)	(1,401)
Participation in the results	-	78	78
Inflation adjustment	(881)	-	(881)
Incorporation by business combination (iv)	393	-	393
Currency translation adjustment	16	-	16
Used during the year	(1,442)	-	(1,442)
As of June 30, 2026	54,735	184	54,919

	06.30.2026	06.30.2025
Non-current	48,864	43,311
Current	6,055	7,004
Total	54,919	50,315

(i)	Additions and decreases are included in "Other operating results, net".
(ii)

Corresponds to the equity interest in Puerto Retiro as of June 30, 2026, and in Puerto Retiro and Agrofy Global LLC as of June 30, 2025. Additions and decreases are included in "Share of profit of associates and joint ventures".

(iii)	Includes the provision for the IDBD claim.
(iv)	See Note 4 to these Consolidated Financial Statements.

IDBD

The Group lost control of IDBD on 2020.

Subsequently, IDBD initiated legal actions against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA, claiming approximately NIS 140 million, alleging the breach of an alleged capital contribution commitment.

The original claim was dismissed within the framework of IDBD’s insolvency proceedings, with the trustee reserving the right to file a new claim, which was subsequently filed against Dolphin BV and IRSA for the same amount, plus interest and costs.

As of today, IRSA and Dolphin BV have been notified and are exercising their defense. The proceeding is currently at the evidentiary stage, with documentation exchanged between the parties and hearings scheduled. The Court has rejected precautionary measures requested by the counterparty, and certain procedural matters have been resolved, with the case currently in progress.

The Court has suggested that the parties explore resolution alternatives through negotiation or mediation.

IRSA and Dolphin BV challenges the merits of the claim, both in relation to its standing as a defendant and regarding its substantive grounds. Nevertheless, based on the assessment of its legal advisors and in accordance with applicable accounting standards, the Group has recognized a provision related to this litigation.

As of the issuance date of these financial statements, the proceeding remains ongoing.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

22 .Borrowings

The breakdown and the fair value of the Group's borrowings as of June 30, 2026 and 2025 was as follows:

	Book value		Fair value
	06.30.2026	06.30.2025	06.30.2026	06.30.2025
Non-convertible notes	1,777,340	1,471,259	1,829,942	1,461,759
Bank loans	192,859	278,821	192,859	278,821
Bank overdrafts	30,301	19,278	30,301	19,278
Others	22,287	24,338	22,287	24,338
Total borrowings	2,022,787	1,793,696	2,075,389	1,784,196

Non-current	1,457,642	1,078,201
Current	565,145	715,495
Total	2,022,787	1,793,696

As of June 30, 2026 and 2025, total borrowings include collateralized liabilities (seller financing and bank loans) of ARS 291,213 and ARS 251,576, respectively. These borrowings are mainly collateralized by trading properties of the Group (Note 11).

The terms of the loans include standard covenants for this type of financial operations. As of the date of these Consolidated Financial Statements, the Group has complied with the covenants contemplated in its respective loan agreements.

The maturity of the Group's borrowings is as follows:

	06.30.2026	06.30.2025

Capital:
Less than one year	524,349	681,749
Between 1 and 2 years	306,715	229,652
Between 2 and 3 years	301,772	251,655
Between 3 and 4 years	122,621	10,864
Between 4 and 5 years	6,722	92,955
More than 5 years	688,706	462,637
	1,950,885	1,729,512
Accrued interest:
Less than one year	40,796	33,746
Between 1 and 2 years	28,023	1,807
Between 2 and 3 years	281	23,977
Between 3 and 4 years	-	8
Between 4 and 5 years	2,511	-
More than 5 years	291	4,646
	71,902	64,184
	2,022,787	1,793,696

The following table shows a reconciliation of borrowing during the years ended June 30, 2026 and 2025:

	06.30.2026	06.30.2025
Balance at the beginning of the year	1,793,696	1,531,498
Borrowings	1,195,599	1,163,462
Payment of borrowings	(831,146)	(780,534)
(Payment) / collection of short term loans, net	13,904	(14,959)
Incorporation by business combination (i) (ii)	200	8,873
Interests paid	(132,215)	(127,346)
Accrued interests	152,582	113,995
Currency translation adjustment and exchange differences, net	(128,153)	136,503
Inflation adjustment	(49,411)	(236,884)
Reclassifications and other movements	7,731	(912)
Balance at the end of the year	2,022,787	1,793,696

(i)	As of June 30, 2026, see Note 4 to these Consolidated Financial Statements. The amount is presented net of consolidation adjustments.
(ii)	As of June 30, 2025, it relates to the acquisition of Nova Horizonte.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following tables shows a breakdown of Group’s borrowing by type of fixed-rate and floating-rate, per currency denomination and per functional currency of the subsidiary that holds the loans for the fiscal years ended June 30, 2026 and 2025:

	06.30.2026
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	44,429	-	-	44,429
Brazilian Reais	-	137,984	-	137,984
US Dollar	1,678,668	13,164	2,131	1,693,963
Subtotal fixed-rate borrowings	1,723,097	151,148	2,131	1,876,376
Floating rate:
Brazilian Reais	-	146,411	-	146,411
US Dollar	-	-	-	-
Subtotal floating rate borrowings	-	146,411	-	146,411
Total borrowings	1,723,097	297,559	2,131	2,022,787

	06.30.2025
	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	33,695	-	-	33,695
Brazilian Reais	-	82,053	-	82,053
US Dollar	1,490,174	36,925	2,244	1,529,343
Subtotal fixed-rate borrowings	1,523,869	118,978	2,244	1,645,091
Floating rate:
Brazilian Reais	-	148,605	-	148,605
US Dollar	-	-	-	-
Subtotal floating rate borrowings	-	148,605	-	148,605
Total borrowings	1,523,869	267,583	2,244	1,793,696

The following describes the debt issuances made by the Group for the years ended June 30, 2026, and 2025:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
CRESUD	Series XLVI	jul-24	USD 28.55	7/18/2027	1.50%	At maturity	Semi-annually
CRESUD	Series XLVII	nov-24	USD 64.42	11/15/2028	7.00%	At maturity	Semi-annually
CRESUD	Series XLVIII	jul-25	USD 43.66	7/11/2028	8.00%	At maturity	Semi-annually
CRESUD	Series XLIX	sept-25	USD 31.31	9/2/2027	7.25%	At maturity	Semi-annually
CRESUD	Series L	Dec-25	USD 70.38	3/10/2029	7.25%	At maturity	Semi-annual payment – except for the first payment, which will be 9 months after issuance
CRESUD	Series LI	Jan-26	USD 46.78	1/20/2027	5.75%	At maturity	Semi-annually
CRESUD	Series LII	Apr-26	USD 41.20	4/30/2028	4.75%	At maturity	Semi-annual payment – except for the 1st and 2nd payments, which will be 9 and 12 months after issuance
CRESUD	Series LIII	Apr-26	USD 23.00	4/30/2030	6.25%	At maturity	Semi-annual payment – except for the 1st and 2nd payments, which will be 9 and 12 months after issuance
FyO	Series A	Jan-26	USD 21.00	7/20/2027	7.90%	At maturity	Quarterly
FyO	Series B	Jan-26	USD 7.00	1/20/2027	8.50%	At maturity	Semi-annually
IRSA	Series XXII	oct-24	USD 15.80	10/23/2027	5.75%	At maturity	Semi-annually
IRSA	Series XXIII	oct-24	USD 51.47	10/23/2029	7.25%	At maturity	Semi-annually
IRSA	Series XXIV	mar-25	USD 480.45	3/31/2035	8.00%	33% march-33 - 33% march-34 and 34% march-35	Semi-annually
IRSA	Series XXV	jun-26	USD 50.00	6/8/2027	3.75%	At maturity	Semi-annually

The following describes the debt issuances carried out by the Group during the year ended June 30, 2026:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XLVIII Notes – CRESUD

On July 11, 2025, the Company issued Series XLVIII Notes in the local market for the amount of USD 43.7 million. The main features of the issue are detailed below:

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

Series L Notes – CRESUD

On December 10, 2025, the Company issued the Series L Notes on the local market for a total amount of USD 29.6 million, bearing interest at a fixed annual rate of 7.25%, payable semi-annually, except for the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The issuance price was 100.0%

Series L Additional and Series LI Notes – CRESUD

On January 20, 2026, the Company issued the Series L Additional Notes and Series LI Notes on the local market for USD 87.6 million. The main features of the issue are detailed below:

•

Series L Additional Notes, denominated in dollars for an amount of USD 40.8 million at a fixed rate of 7.25%, the issuance price was 100.75%, with semiannual interest, the first payment, which will be made on September 10, 2026. The capital amortization will be 100% at maturity, on March 10, 2029. The total nominal value, including the original issuance made on December 10, 2025, of the Series L Notes amounts to USD 70.4 million.

•

Series LI Notes denominated in dollars for an amount of USD 46.8 million, with 5.75% interest rate, with semi-annual payments. The capital amortization will be 100% at maturity, on January 20, 2027. The issuance price was 100% of the nominal value.

Series LII and Series LIII Notes – CRESUD

On April 30, 2026, the Company issued the Series LII Notes and Series LIII Notes on the local market for USD 64.2 million. The main features of the issuance are detailed below:

•

Series LII Notes, denominated in dollars for an amount of USD 41.2 million at a fixed rate of 4.75%, with interest payable semi-annually (except for the first payment, which will be made after 9 months, and the second payment, which will be made after 3 months). The capital amortization will be 100% at maturity, on April 30, 2028. The issuance price was 100% of the nominal value.

•

Series LIII Notes, denominated in dollars for an amount of USD 23.0 million at a fixed rate of 6.25%, with interest payable semi-annually (except for the first payment, which will be made after 9 months, and the second payment, which will be made after 3 months). The capital amortization will be 100% at maturity, on April 30, 2030. The issuance price was 100% of the nominal value.

Series IV Class A and B Notes – FyO

On January 20, 2026, FyO issued the Series IV Class A and B Notes on the local market for a total amount equivalent to USD 28 million. The main features of the issuance are detailed below:

•

Series A Notes, denominated in dollars, for an amount of USD 21 million, bearing interest at a fixed rate of 7.9% with quarterly interest payments. The capital amortization will be 100% at maturity, on July 20, 2027, payable in U.S. dollars. The issuance price was 100% of the nominal value.

•

Series B Notes, denominated in dollars, for an amount of USD 7 million, bearing interest at a fixed rate of 8.5% with semi-annual interest payments. The capital amortization will be 100% at maturity, on January 20, 2027, payable in argentine pesos at the applicable exchange rate. The issuance price was 100% of the nominal value.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Series XXIV Notes - IRSA

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

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

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

Series XXV Notes Issuance – IRSA

On June 8, 2026, IRSA issued Series XXV Notes in the local market for a total amount of USD 50 million. The main characteristics of the issuance are detailed below:

•

The Series XXV Notes denominated in U.S. dollars for an amount of USD 50.0 million, at a fixed rate of 3.75%, with semiannual interest payments. Principal will be amortized in a single installment on the maturity date, June 8, 2027. The issuance price was 100% of nominal value.

23. Taxes

The Group’s income tax has been calculated on the estimated taxable profit for each year at the rates prevailing in the respective tax jurisdictions. The subsidiaries of the Group in the jurisdictions where the Group operates are required to calculate their income taxes on a separate basis; thus, they are not permitted to compensate subsidiaries’ losses against subsidiaries income.

Income tax filing

IRSA Propiedades Comerciales S.A., in fiscal year 2021 (which was merged into IRSA Inversiones y Representaciones S.A.), and IRSA Inversiones y Representaciones S.A., in fiscal years 2022, 2023, 2024 and 2025, filed their income tax returns with the Argentine Tax Authorities applying the systemic and comprehensive inflation adjustment mechanism, as detailed below:

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Together with the aforementioned tax returns, IRSA filed a multi-note form informing the application of such mechanisms, arguing that the effective tax rate would represent a percentage exceeding reasonable limits of taxation, thereby giving rise to a confiscatory situation in violation of Article 17 of the Argentine National Constitution (pursuant to the doctrine of the ruling “Candy S.A. v. AFIP et al. on Writ of Amparo”, judgment dated July 3, 2009, Fallos 332:1571, and subsequent precedents).

As of the issuance date of these financial statements, there are judicial precedents consistent with the Company’s position: the Candy ruling and the Supreme Court of Justice ruling in the case “Telefónica de Argentina S.A. et al. v. EN – AFIP – DGI on Dirección General Impositiva.”

Under the same criterion applied in the tax returns filed in the years mentioned, the provision for income tax for fiscal year 2026 was recorded.

It should also be noted that the deferred tax computation for the current fiscal year includes the legal option provided in Article 195 of the Income Tax Law, exercised in fiscal year 2024, which allowed one-third of the inflation adjustment for tax purposes to be recognized in that fiscal year and the remaining two-thirds to be allocated in equal parts over the two immediately following fiscal years, provided that certain investment requirements in fixed assets were met in those two fiscal years. For fiscal years 2024, 2025 and 2026, the investment requirement mentioned in the law has been duly met.

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

The details of the Group’s income tax, are as follows:

	06.30.2026	06.30.2025	06.30.2024
Current income tax (i)	(144,652)	(117,165)	(45,217)
Deferred income tax	27,459	22,286	160,418
Income tax (i)	(117,193)	(94,879)	115,201

(i)	Includes reversal of the income tax provision. See “Income tax filing”.

The statutory taxes rates in the countries where the Group operates for all of the years presented are:

Tax jurisdiction	Income tax rate
Argentina	25% - 35%
Brazil	25% - 34%
Uruguay	25%
Bolivia	25%
USA	0% - 21%
Bermudas / British Virgin Islands / Cayman Islands	0%
Gibraltar	15%
Netherlands	19% - 25.8%

Below is a reconciliation between income tax expense and the tax calculated applying the current tax rate, applicable in the respective countries, to profit before taxes for years ended June 30, 2026, 2025 and 2024:

	06.30.2026	06.30.2025	06.30.2024
Tax calculated at the tax rates applicable to profit in the respective countries (i)	(166,069)	(193,278)	(16,966)
Permanent differences:
Tax inflation adjustment	(10,521)	(29,831)	(164,338)
Share of profit of associates and joint ventures	8,672	15,596	43,374
Result from sale of participation in associates and joint ventures	-	(16,380)	(483)
Difference between provision and tax return (ii)	963	(4,995)	(33)
Fiscal transparency	(2,799)	(49,152)	(6,985)
Recovery of unrecognized tax loss carry-forwards	(44,970)	75,880	3,972
Non-taxable profit	61,332	43,973	73,214
Others	2,300	14,618	(12,812)
Inflation adjustment permanent difference	33,899	48,690	196,258
Income tax	(117,193)	(94,879)	115,201

(i)

The applicable income tax rate was calculated based on the legal tax rates in the countries where the Group operates. As of June 30, 2026, 2025 and 2024, the tax rate in the Argentine Republic was 35%.

(ii)	Includes reversal of the income tax provision. See “Income tax filing”.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Deferred tax assets and liabilities of the Group as of June 30, 2026 and 2025 will be recovered as follows:

	06.30.2026	06.30.2025
Deferred income tax assets to be recovered after more than 12 months	146,353	113,273
Deferred income tax assets to be recovered within 12 months	46,553	55,464
Deferred income tax assets	192,906	168,737
Deferred income tax liabilities to be settled after more than 12 months	(1,146,281)	(1,135,307)
Deferred income tax liabilities to be settled within 12 months	(165,200)	(169,484)
Deferred income tax liabilities	(1,311,481)	(1,304,791)
Total deferred income tax liabilities, net	(1,118,575)	(1,136,054)

The movement in the deferred income tax assets and liabilities during the years ended June 30, 2026 and 2025, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	At the beginning	Business combinations (i)	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2026
Assets
Trade and other payables	24,347	-	-	524	-	24,871
Tax loss carry-forwards	79,490	-	(4,374)	22,183	-	97,299
Trade and other receivables	-	78	-	-	-	78
Others	64,243	1,353	(1,116)	5,872	-	70,352
Borrowings	657	-	-	(351)	-	306
Subtotal assets	168,737	1,431	(5,490)	28,228	-	192,906
Liabilities
Investment properties and property, plant and equipment	(1,100,764)	(3,567)	3,071	(61,560)	(8,051)	(1,170,871)
Biological assets	(31,652)	-	(138)	7,368	-	(24,422)
Trade and other receivables	(10,475)	-	-	(1,265)	-	(11,740)
Investments	(30,864)	-	-	11,285	-	(19,579)
Intangible assets	(3,913)	-	-	(1,038)	-	(4,951)
Tax inflation adjustment	(52,220)	-	-	51,878	-	(342)
Inventories	(34,593)	-	1,497	(7,241)	-	(40,337)
Others	(40,310)	-	1,267	(196)	-	(39,239)
Subtotal liabilities	(1,304,791)	(3,567)	5,697	(769)	(8,051)	(1,311,481)
Liabilities, net	(1,136,054)	(2,136)	207	27,459	(8,051)	(1,118,575)

	At the beginning	Currency translation adjustment	Charged to the Statement of Income	Revaluation surplus	At the end
June 30, 2025
Assets
Trade and other payables	27,730	-	(3,383)	-	24,347
Tax loss carry-forwards	118,803	(3,914)	(35,399)	-	79,490
Others	46,274	(1,525)	19,494	-	64,243
Borrowings	308	-	349	-	657
Subtotal assets	193,115	(5,439)	(18,939)	-	168,737
Liabilities
Investment properties and property, plant and equipment	(1,080,977)	14,832	(34,381)	(238)	(1,100,764)
Biological assets	(37,559)	851	5,056	-	(31,652)
Trade and other receivables	(3,245)	-	(7,230)	-	(10,475)
Investments	(24,012)	-	(6,852)	-	(30,864)
Intangible assets	(26,181)	-	22,268	-	(3,913)
Tax inflation adjustment	(140,928)	-	88,708	-	(52,220)
Inventories	(29,339)	1,954	(7,208)	-	(34,593)
Others	(20,930)	(244)	(19,136)	-	(40,310)
Subtotal liabilities	(1,363,171)	17,393	41,225	(238)	(1,304,791)
Liabilities, net	(1,170,056)	11,954	22,286	(238)	(1,136,054)

(i) See Note 4 to these Consolidated Financial Statements

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

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

As of June 30, 2026, the Group's recognized tax loss carry forward prescribed as follows:

Jurisdiction	06.30.2026	Date of generation	Due date
Argentina	5,831	2022	2027
Argentina	3,388	2023	2028
Argentina	13,348	2024	2029
Argentina	5,512	2025	2030
Argentina	1,616	2026	2031
Brazil	229,722	2019-2026	Do not expire
Total cumulative tax loss carry-forwards	259,417

The Company assesses the recoverability of deferred tax assets by considering the likelihood that some or all of such assets may not be realized. In making this assessment, the Company’s management considers the scheduled reversal of deferred tax liabilities, its business projections and tax planning strategies.

On this basis, as of June 30, 2026, the Company considers it probable that all recognized deferred tax assets and tax credits will be realized.

As of June 30, 2025, the Group did not recognize deferred income tax assets related to tax loss carryforwards amounting to ARS 14,497. Although Management projected sufficient taxable profits for certain Group businesses once they became operational, in accordance with IAS 12, Management determined that the recent history of losses and the lack of verifiable objective evidence, due to the limited operating history of certain subsidiaries, resulted in sufficient uncertainty regarding the generation of future taxable profits that could be used to offset the losses incurred within a reasonable period. Accordingly, no deferred tax asset was recognized in connection with such losses.

24. Leases

The Group as lessee

Operating leases

In the ordinary course of business, the Group enters into several operating lease agreements. The Group conducts a portion of its agricultural activities on land rented from third parties under operating lease contracts averaging a harvest year. Rent expense for the years ended as of June 30, 2026, 2025 and 2024 amounted to ARS 4,143, ARS 10,106 and ARS 14,391, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group is also using land in the Province of Salta under rights of use agreement (the "Anta Agreement") for which the Group is currently paying a rent fee of 10% of the production. Rent expense paid for the years ended as of June 30, 2026, 2025 and 2024 amounted to ARS 3,498, ARS 2,469 and ARS 5,716, respectively and is included in the line item "Costs" in the Consolidated Statement of Income and Other Comprehensive Income.

The Group leases property or spaces for administrative or commercial use both in Argentina and in Israel, under operating leases. The agreements entered into include several clauses, including but not limited, to fixed, variable or adjustable payments. Some leases were agreed upon with related parties (Note 32). The amounts involved are not material for any of the periods filed.

The future aggregate minimum lease payments the Group will have to cancel under non-cancellable operating leases were as follows:

	06.30.2026	06.30.2025	06.30.2024
No later than 1 year	53,574	48,400	26,645
Later than 1 year and not later than 5 years	36,265	40,747	51,178
More than 5 years	29,048	14,196	30,016
	118,887	103,343	107,839

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group as lessor

Operating leases (Shopping malls, offices and other buildings)

In the segments Shopping malls and Offices and Others, the Group enters into operating lease agreements typical in the business. Given the diversity of properties and lessees, and the various economic and regulatory jurisdictions where the Group operates, the agreements may adopt different forms, such as fixed, variable, adjustable leases, etc. For example, operating lease agreements with lessees of Shopping malls generally include escalation clauses and contingent payments. Rental income is recorded in the consolidated statement of profit or loss and other comprehensive income under rental and service income in all periods presented.

Rental properties are considered to be investment properties. Book value is included in Note 9. The future minimum proceeds generated from non-cancellable operating leases from Group’s Shopping malls, offices and other buildings are as follows:

	06.30.2026	06.30.2025	06.30.2024
No later than 1 year	55,954	71,766	78,519
Later than 1 year and not later than 5 years	45,739	68,218	61,125
More than 5 years	677	781	386
	102,370	140,765	140,030

Operating leases (Farmlands)

From time to time, the Group leases certain farmlands. The leases have an average term of one crop year. Rental income is generally based on the market price of a particular crop multiplied by a fixed amount of tons per hectare leased or based on a fixed amount in dollars per hectare leased.

The future aggregate minimum lease proceeds under non-cancellable operating leases from the Group are as follows:

	06.30.2026	06.30.2025	06.30.2024
No later than 1 year	3,520	3,438	4,643
Later than 1 year and not later than 5 years	3,802	6,217	12,309
	7,322	9,655	16,952

25. Revenues

	06.30.2026	06.30.2025	06.30.2024
Crops	351,246	284,117	357,115
Sugarcane	62,753	96,128	88,186
Cattle	109,216	59,724	47,470
Supplies	104,752	68,715	74,114
Consignment	46,898	39,354	49,007
Advertising and brokerage fees	32,337	29,377	31,274
Agricultural rental and other services	15,380	18,478	22,503
Income from sales and services from agricultural business	722,582	595,893	669,669
Trading properties and developments	24,674	14,509	12,858
Rental and services	543,398	524,192	484,077
Hotel operations, tourism services and others	88,709	86,242	114,598
Income from sales and services from urban properties and investment business	656,781	624,943	611,533
Total revenues	1,379,363	1,220,836	1,281,202

26. Costs

	06.30.2026	06.30.2025	06.30.2024
Other operative costs	493	521	425
Cost of property operations	493	521	425
Crops	294,071	230,286	314,246
Sugarcane	50,129	84,183	78,440
Cattle	97,066	49,946	37,990
Supplies	90,201	60,733	67,431
Consignment	34,966	51,518	17,463
Advertising and brokerage fees	30,004	29,221	28,955
Agricultural rental and other services	4,143	10,106	14,391
Cost of sales and services from agricultural business	600,580	515,993	558,916
Trading properties and developments	16,457	22,395	9,463
Rental and services	181,878	165,699	140,302
Hotel operations, tourism services and others	60,178	57,605	53,867
Cost of sales and services from sales and services from urban properties and investment business	258,513	245,699	203,632
Total costs	859,586	762,213	762,973

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

27. Expenses by nature

The Group disclosed expenses in the Consolidated Statement of Income and Other Comprehensive Income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following tables provide additional disclosure regarding expenses by nature and their relationship to the function within the Group as of June 30, 2026, 2025 and 2024.

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	390,493	-	-	390,493
Salaries, social security costs and other personnel expenses	115,726	71,466	11,356	198,548
Fees and payments for services	64,977	18,243	3,715	86,935
Cost of sale of goods and services	129,683	-	-	129,683
Maintenance, security, cleaning, repairs and others	78,582	12,027	144	90,753
Taxes, rates and contributions	21,145	5,369	38,845	65,359
Advertising and other selling expenses	24,911	98	11,281	36,290
Freights	49	12	37,564	37,625
Director's fees	-	31,304	-	31,304
Depreciation and amortization	15,321	6,738	1,845	23,904
Leases and service charges	6,710	1,727	87	8,524
Travelling, library expenses and stationery	4,038	2,192	1,561	7,791
Supplies and labors	4,313	2	6,769	11,084
Other expenses	1,716	618	3,097	5,431
Bank expenses	182	2,474	119	2,775
Conditioning and clearance	-	-	3,734	3,734
Interaction and roaming expenses	1,740	84	35	1,859
Allowance for doubtful accounts, net	-	-	4,552	4,552
Total expenses by nature as of 06.30.2026	859,586	152,354	124,704	1,136,644

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	319,178	-	-	319,178
Salaries, social security costs and other personnel expenses	115,539	75,045	11,744	202,328
Fees and payments for services	61,586	16,473	3,691	81,750
Cost of sale of goods and services	125,885	-	-	125,885
Maintenance, security, cleaning, repairs and others	71,740	11,780	171	83,691
Taxes, rates and contributions	16,880	5,309	33,817	56,006
Advertising and other selling expenses	21,255	155	6,390	27,800
Freights	43	6	36,548	36,597
Director's fees (i)	-	27,009	-	27,009
Depreciation and amortization	14,897	5,095	1,692	21,684
Leases and service charges	5,279	1,658	94	7,031
Travelling, library expenses and stationery	3,064	2,321	1,598	6,983
Supplies and labors	3,646	1	5,619	9,266
Other expenses	1,478	553	3,482	5,513
Bank expenses	229	2,756	10	2,995
Conditioning and clearance	-	-	3,901	3,901
Interaction and roaming expenses	1,514	80	33	1,627
Allowance for doubtful accounts, net	-	-	2,187	2,187
Total expenses by nature as of 06.30.2025	762,213	148,241	110,977	1,021,431

	Costs	General and administrative expenses	Selling expenses	Total
Change in agricultural products and biological assets	365,869	-	-	365,869
Salaries, social security costs and other personnel expenses	102,322	74,106	10,999	187,427
Fees and payments for services	84,326	20,522	4,943	109,791
Cost of sale of goods and services	88,706	-	-	88,706
Maintenance, security, cleaning, repairs and others	60,221	9,791	146	70,158
Taxes, rates and contributions	11,618	8,291	41,258	61,167
Advertising and other selling expenses	22,768	159	5,120	28,047
Freights	66	695	30,931	31,692
Director's fees	-	30,587	-	30,587
Depreciation and amortization	12,723	5,511	1,451	19,685
Leases and service charges	3,988	1,748	160	5,896
Travelling, library expenses and stationery	2,962	2,292	1,276	6,530
Supplies and labors	3,201	-	7,047	10,248
Other expenses	1,879	759	3,041	5,679
Bank expenses	342	3,433	-	3,775
Conditioning and clearance	-	-	4,063	4,063
Interaction and roaming expenses	1,982	92	39	2,113
Allowance for doubtful accounts, net	-	-	1,956	1,956
Total expenses by nature as of 06.30.2024	762,973	157,986	112,430	1,033,389

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

28. Other operating results, net

	06.30.2026	06.30.2025	06.30.2024
Gain from commodity derivative financial instruments	40	14,683	20,742
Gain from sale of property, plant and equipment	26	224	(3,392)
Charge of impairment of trading properties	(11,940)	(25,540)	-
Impairment of property, plant and equipment	(21,592)	-	-
Gain from sale of associates and joint ventures	-	3,694	(2,541)
Donations	(4,015)	(1,748)	(1,627)
Lawsuits and other contingencies	(6,549)	(4,507)	(14,925)
Interest and allowances generated by operating assets	8,466	9,924	37,787
Administration fees	2,151	1,485	829
Others	(5,168)	(4,885)	2,924
Total other operating results, net	(38,581)	(6,670)	39,797

29. Financial results, net

	06.30.2026	06.30.2025	06.30.2024
Financial income
Interest income	14,306	12,562	121,635
Other finance income	3	17	1
Total financial income	14,309	12,579	121,636
Financial costs
Interest expense	(156,480)	(95,673)	(113,399)
Other financial costs	(22,519)	(12,891)	(23,440)
Total finance costs	(178,999)	(108,564)	(136,839)
Other financial results:
Foreign exchange, net	145,339	37,491	110,064
Fair value gain from financial assets and liabilities at fair value through profit or loss	56,770	132,308	331,735
Gain from repurchase of non-convertible notes	354	976	455
Loss from derivative financial instruments (except commodities)	(10,461)	(19,235)	(89,806)
Others	-	(7,291)	(5,943)
Total other financial results	192,002	144,249	346,505
Inflation adjustment	36,493	15,273	(52,786)
Total financial results, net	63,805	63,537	278,516

30. Earnings per share

The following is a reconciliation between the weighted average number of ordinary shares outstanding and the diluted weighted average number of ordinary shares considered for the calculation of earnings per share:

(a) Basic

Basic earnings per share amounts are calculated in accordance with IAS 33, by dividing the profit attributable to equity holders of the Group by the weighted average number of common shares outstanding during the year, excluding common shares purchased by the Group and held as treasury shares.

	06.30.2026	06.30.2025	06.30.2024
Profit for the year attributable to equity holders of the parent	177,256	128,400	169,867
Weighted average number of common shares outstanding	657	603	592
Basic earnings per share	269.68	212.90	286.74

(b) Diluted

Diluted earnings per share amounts are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential shares.

	06.30.2026	06.30.2025	06.30.2024
Profit for the year per share attributable to equity holders of the parent	177,256	128,400	169,867
Weighted average number of common shares outstanding	657	662	702
Diluted earnings per share	269.68	193.93	242.06

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a reconciliation between the weighted average number of ordinary shares outstanding and the weighted average number of diluted ordinary shares, considered for the calculation of earnings per share:

	06.30.2026	06.30.2025	06.30.2024
Weighted average number of shares outstanding	657	603	592
Concepts that affect dilution (i)	-	59	110
Weighted average number of common shares diluted	657	662	702

   (i) Potential ordinary shares arising from the Group's share-based incentive plans (Note 31) have been included in the calculation of diluted earnings per share; their effect is not significant.

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

These shares are classified as treasury stock of IRSA and Cresud and are transferred to the beneficiaries who have met the required conditions once they leave the Company, provided that their termination is not for just cause by the Company. Nevertheless, until such termination occurs, the beneficiaries are entitled to the economic rights of said shares, while the voting rights are exercised by the trust holding ownership of the assigned shares.

Additionally, on October 28, 2024, the General Shareholders’ Meeting of IRSA authorized the Board of Directors to implement an incentive plan aimed at promoting equity ownership among key employees and directors, for a maximum number of shares equivalent to 1.00% of the issued share capital.

Within this framework, the Board of Directors of IRSA approved the regulations governing the grant of such shares, which, among other provisions, include a service condition and vesting in three equal tranches of one-third each: the first upon formal acceptance of the invitation, and the second and third in January 2027 and January 2028, respectively. The Board of Directors may establish different plans each year until all authorized shares have been allocated.

The benefits granted are subject to clawback, reduction, or cancellation in the event of fraud, breach of confidentiality or compliance obligations, unfair competition, or violation of the Company's Code of Ethics. Once transferred, the shares are freely transferable by the beneficiary, subject to the blackout periods established by the Company and/or the relevant regulatory authorities.

The first beneficiaries were granted in late March 2026, which constitutes the grant date. The plan is settled through the delivery of treasury shares held through the IRSA LTI Trust. The fair value, estimated based on the market price of the shares at the grant date, amounted to ARS 2,241.67 per share. The expense is recognized separately for each tranche: the first tranche was fully recognized in profit or loss during the year, while the remaining tranches are recognized over the vesting periods ending in January 2027 and January 2028.

The evolution of the shares allocated to the plan’s beneficiaries and not yet delivered during fiscal years 2026, 2025 and 2024 is as follows:

	06.30.2026	06.30.2025	06.30.2024
At the beginning	2,677,782	2,824,904	3,214,409
Additions	8,152,584	-	-
Distributed to beneficiaries	(824,065)	(147,122)	(389,505)
At the end	10,006,301	2,677,782	2,824,904

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

Contributions made by the Group under the Plan amount to ARS 3,776, ARS 5,302 and ARS 3,628 for the fiscal years ended June 30, 2026, 2025 and 2024, respectively.

Employee long-term incentive - BrasilAgro

On October 2, 2017, the General Shareholders' Meeting of BrasilAgro approved the creation of a long-term share-based incentive plan (“ILPA Plan”). Under the terms of the ILPA Plan, participants are entitled to receive a specified number of shares if they remain with BrasilAgro during the vesting period and meet certain key performance indicators (“KPIs”).

The ILPA Plan provides that the Board of Directors has broad powers to implement it. The shares granted under the ILPA Plan cannot, at any time, exceed the cumulative limit of 2% of the shares issued by BrasilAgro.

Shares are granted if participants remain with BrasilAgro until the end of the vesting period of the concesión and meet certain KPIs. The appreciation of the AGRO3 share price is one of the pillars of the program, and if a minimum percentage is not achieved, participants will not be entitled to receive shares. If the share price KPI is met, the number of shares granted will fall within one of three ranges based on the level of achievement of the other three KPIs, adjusted for dividends per share distributed during the consolidation period. The performance indicators also include, in addition to the AGRO3 share price, operating profitability, farmland sales and fundraising.

As part of BrasilAgro's ongoing share-based compensation program, on July 1, 2023, the third ILPA Plan was initiated, with a fair value of the benefit estimated between BRL 13.34 and BRL 15.94 per share, depending on the participant’s profile, with a three year vesting period. For the determination of the fair value of the benefit, the AGRO3 share price at the grant date was considered, and the probable price range at the end of the consolidation period was projected. Expenses are adjusted on such revisions and their effects are recognized prospectively. As of June 30, 2026, the maximum number of shares provided under the plan amounts to 765,779 shares, while the target scenario contemplates 544,172 shares and the minimum scenario 357,656 shares. The benefit valuation was performed using the Black-Scholes model, considering an initial share price of BRL 24.85, a projected price of BRL 32.90 at the end of the vesting period, an annual volatility of 34.1% and an interest rate of 9.8%.

The ILPA Plan is accounted for in accordance with IFRS 2, as BrasilAgro receives services from participants and, in return, agrees to deliver its own shares. As of June 30, 2026, the accumulated expenses under the Plan amounted to BRL 4.3 million.

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

The aggregate compensation to the Senior Management of the Operations Center in Argentina for the year ended June 30, 2026 amounts to ARS 342.

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

Under this agreement, the companies entrusted an external consultant with the semi-annual review and evaluation of the criteria used in the process of performing corporate services, as well as the distribution bases and supporting documentation used in the aforementioned process, by performing a semi-annual review and issuing the related report.

It should be noted that the agreement allows Cresud and IRSA to maintain absolute independence and confidentiality in their strategic and commercial decisions, being the allocation of costs and benefits made on the basis of operational efficiency and equity, without pursuing individual economic benefits for each of the companies.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Offices and Shopping malls spaces leases

The offices of the Company’s President are located at 108 Bolivar, in the Autonomous City of Buenos Aires. The property has been rented to Isaac Elsztain e Hijos S.A., a company controlled by some family members of Eduardo Sergio Elsztain, the Company’s president, and to Hamonet S.A., a company controlled by Fernando A. Elsztain, one of the Company’s directors, and some of its family members.

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

Donations granted to Fundación IRSA, Fundación Puerta 18 and Fundación Museo de los Niños

Fundación IRSA is a non-profit charity institution that seeks to support and generate initiatives concerning education, the promotion of corporate social responsibility and the entrepreneurial spirit of the youth. It carries out corporate volunteering programs and fosters donations by the employees. The main members of Fundación IRSA's Board of Directors are Eduardo S. Elsztain (President), Saul Zang (Vice President I), Alejandro Elsztain (Vice President II) and Mariana C. de Elsztain (secretary). It funds its activities with the donations made by Cresud and IRSA. Fundación Museo de los Niños is a non-profit association, created by the same founders of Fundación IRSA and its Management Board is formed by the same members as Fundación IRSA.

Fundación Puerta 18 is a non-profit organization created in 2016 by Fundación IRSA. It is a free space for artistic and technological creation for young people between 13 and 24 years old. Through a non-formal education approach, it fosters the development of skills, vocations, and talents in young people by means of the multiple resources offered by technology.

Fundación Museo de los Niños acts as special vehicle for the development of "Museo de los Niños, Abasto" and "Museo de los Niños, Rosario". On October 29, 1999, IRSA's shareholders approved the award of the agreement “Museo de los Niños, Abasto” to Fundación Museo de los Niños. On October 31, 1997, IRSA CP entered into an agreement with Fundación IRSA whereby it loaned 3,732 square meters of the area built in the Abasto Shopping Mall for a total term of 30 years, and on November 29, 2005, shareholders of IRSA CP approved another agreement entered into with Fundación Museo de los Niños whereby 2,670.11 square meters built in the Shopping Mall Alto Rosario were loaned for a term of 30 years Fundación IRSA has used the available area to house the museum called “Museo de los Niños, Abasto” an interactive learning center for kids and adults, which was opened to the public in April 1999.

Legal services

The Group hires legal services from Estudio Zang, Bergel & Viñes, at which Saúl Zang was a founding partner and sits at the Board of Directors of the Group companies.

Hotel services

The Group and its related parties sometimes rent from NFSA and Hoteles Argentinos S.A. hotel services and conference rooms for events.

Purchase-Sale of goods and/or services hiring

In the normal course of its business and with the aim of make resources more efficient, in certain occasions purchase and/or hire services which later sells and/or recover for companies or other related parties, based upon their actual utilization.

Sale of advertising space in media

The Group and its related parties frequently enter into agreements with third parties whereby the Group sell/acquire rights of use to advertise in media (TV, radio stations, newspapers, etc.) that will later be used in advertising campaigns. Normally, these spaces are sold and/or recovered to/from other companies or other related parties, based on their actual use.

Purchase-sale of financial assets

Cash surplus are usually invested in several instruments that may include those issued by related companies acquired at issuance or from unrelated third parties through transactions in the secondary market.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Investment in investment funds managed by BACS

The Group invests parts of liquid funds in mutual funds managed by BACS among other entities.

Borrowings

In the normal course of its activities, the Group enters into diverse loan agreements or credit facilities between the group’s companies and/or other related parties. These borrowings accrue interest at market rates.

Financial and service operations with BHSA

The Group works with several financial entities in the Argentine market for operations including, but not limited to, credit, investment, purchase and sale of securities and financial derivatives. Such entities include BHSA and its subsidiaries. BHSA and BACS usually act as underwriters in Capital Market transactions. In addition, IRSA has entered into agreements with BHSA, which provides collection services for its shopping malls.

San Bernardo lease

The Company leased in January 2019 a farm in the Province of Córdoba owned by San Bernardo de Córdoba S.A. (formerly Isaac Elsztain e hijos S.C.A), continuing the lease held in August 2015, for a fraction of 10,896 hectares.

The lease was agreed for 10,896 hectares and the price was set at the amount of pesos equivalent to 1.25 kg of meat per hectare. The price of meat will be set taking into account the price per kilo of meat determined by the I.N.M.L (cattle index of the Liniers Market) reported on the website of said Market. In addition, a variable purchase price was agreed, payable only if the Farm generates a positive net margin, equivalent to 50% of the Farm’s net margin, with the fixed purchase price previously paid being deducted at the time of payment.

Consulting Agreement

In accordance with the terms of the Consulting Agreement, in force as from November 7, 1994, and its amendments, CAMSA provides the Company with advisory services on matters related to activities and investments included agricultural, real estate, financial and hotel operations, among others. An 85% of the capital stock of CAMSA is held by one of the Company’s shareholders and President of its Board of Directors, while the remaining 15% of the capital stock is owned by the Company’s First Vice President.

Based on the terms and conditions of the Consulting Agreement, CAMSA provides the Company with the following services:

•	advise in relation to investing in all aspects of the agricultural business, real estate, financial, and hotel operations, among others, and business proposals;
•	acts on behalf of the Company in such transactions, negotiating prices, terms and conditions and other terms of each transaction; and
•	provides advisory services on investments in securities related to such transactions.

As regards the Consulting Agreement, in consideration for its services the Company pays CAMSA an annual fee equal to 10% of its annual net income after tax from its separate statement of income. During the years ended as of June 30, 2026, 2025 and 2024, ARS (27,169), ARS (12,127) and ARS (17,288) were recognized in results for this concept, respectively.

The Consulting Agreement can be revoked by any of the parties upon prior written notice that should not exceed 60 days. If the Company revoke the Consulting Agreement without cause, it will be liable to pay CAMSA twice the average fee amounts paid for management services during the two fiscal years preceding such revocation.

The following is a summary presentation of the balances with related parties as of June 30, 2026 and 2025:

Item	06.30.2026	06.30.2025
Trade and other receivables	74,749	71,673
Investments in financial assets	3,476	6,661
Trade and other payables	(36,633)	(38,493)
Borrowings	-	(1,143)
Total	41,592	38,698

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	06.30.2026	06.30.2025	Description of transaction	Item
New Lipstick	360	390	Sale, leases and services receivables	Trade and other receivables
Comparaencasa Ltd.	551	3,486	Other investments	Investments in financial assets
	-	487	Loans granted	Trade and other receivables
Banco Hipotecario S.A.	63	69	Sale, leases and services receivables	Trade and other receivables
	2,466	24,975	Dividends receivable	Trade and other receivables
La Rural S.A.	3,108	2,517	Canon	Trade and other receivables
	(375)	(658)	Other payables	Trade and other payables
	51	7	Other receivables	Trade and other receivables
	(8)	(1)	Leases and/or right of use assets payable	Trade and other payables
Other associates and joint ventures (i)	1	1	Equity incentive plan receivable	Trade and other receivables
	-	21	Loans granted	Trade and other receivables
	-	(1,143)	Borrowings	Borrowings
	142	12	Management fees receivable	Trade and other receivables
	(89)	(92)	Other payables	Trade and other payables
	279	68	Other receivables	Trade and other receivables
Total associates and joint ventures	6,549	30,139
CAMSA and its subsidiaries	(17,187)	(11,949)	Management fee payables	Trade and other payables
Yad Levim LTD	32,135	33,038	Loans granted	Trade and other receivables
	16	4	Other receivables	Trade and other receivables
Sutton	7,713	8,173	Loans granted	Trade and other receivables
	(90)	(135)	Other payables	Trade and other payables
Rundel Global LTD	2,925	3,175	Other investments	Investments in financial assets
Sociedad Rural Argentina	(8,986)	(13,000)	Other payables	Trade and other payables
Other related parties	28,327	1,863	Other receivables	Trade and other receivables
	1,496	(2,682)	Other payables	Trade and other payables
	88	48	Reimbursement of expenses receivable	Trade and other receivables
	-	(267)	Dividends payable	Trade and other payables
	(86)	(132)	Legal services	Trade and other payables
Total other related parties	46,351	18,136
Directors and Senior Management	(11,308)	(9,577)	Fees for services received	Trade and other payables
Total Directors and Senior Management	(11,308)	(9,577)
Total	41,592	38,698

(i)	Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A., Nuevo Puerto Santa Fe S.A. and Agrouranga S.A..

The following is a summary of the results with related parties for the years ended June 30, 2026, 2025 and 2024:

Related party	06.30.2026	06.30.2025	06.30.2024	Description of transaction
BHN Vida S.A.	-	-	(45)	Leases and/or rights of use
BHN Seguros Generales S.A.	2	-	(16)	Leases and/or rights of use
Comparaencasa Ltd.	(3,595)	(85)	2,910	Financial operations
Other associates and joint ventures (i)	(21)	(459)	100	Leases and/or right of use assets
	800	636	514	Corporate services
	(200)	36	397	Financial operations
Total associates and joint ventures	(3,014)	128	3,860
CAMSA and its subsidiaries	(27,169)	(12,127)	(17,288)	Management fee
Rundel Global LTD	-	-	6,035	Financial operations
Yad Levim LTD	1,870	1,842	1,744	Financial operations
Sociedad Rural Argentina	2,375	2,266	7,269	Financial operations
Other related parties	(347)	(349)	(359)	Leases and/or rights of use
	(1,251)	(1,498)	(1,894)	Fees and remunerations
	157	155	115	Corporate services
	(901)	(944)	(1,071)	Legal services
	(400)	(268)	(690)	Financial operations
	(1,416)	(940)	(1,894)	Donations
	25,117	1,349	2,221	Income from sales and services from agricultural business
Total other related parties	(1,965)	(10,514)	(5,812)
IFISA	-	24	9	Financial operations
Total Parent Company	-	24	9
Directors (ii)	(31,304)	(27,009)	(30,587)	Fees and remunerations
Senior Management	(898)	(1,616)	(765)	Compensation of Directors and senior management
Total Directors and Senior Management	(32,202)	(28,625)	(31,352)
Total	(37,181)	(38,987)	(33,295)

(i)	Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Quality and Agrouranga S.A.
(ii)	See Note 27 to these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the years ended June 30, 2026 and 2025:

Related party	06.30.2026	06.30.2025	Description of transaction
Puerto Retiro	-	(47)	Irrevocable contributions
Agrofy Global LLC	(933)	-	Irrevocable contributions
Total irrevocable contributions	(933)	(47)
Agro-Uranga S.A.	679	819	Dividends received
BHSA	4,083	27,750	Dividends received
Cyrsa S.A.	-	825	Dividends received
Viflor	35	-	Dividends received
Nuevo Puerto Santa Fe S.A.	3,000	517	Dividends received
La Rural S.A.	6,290	6,624	Dividends received
Total dividends received	14,087	36,535

33. Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii)	06.30.2026	06.30.2025	06.30.2024
Inventories at the beginning of the year	98,148	215,011	313,159	145,964	150,169
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	20,420	-	20,420	43,933	(3,327)
Changes in the net realizable value of agricultural products after harvest	19,114	-	19,114	6,199	13,357
Currency translation adjustment	89,709	(1,434)	88,275	43,241	(57,190)
Transfers	-	69,694	69,694	218,085	-
Impairment	-	(11,940)	(11,940)	(25,541)
Harvest	441,765	-	441,765	404,381	526,026
Acquisitions and classifications	406,436	257,822	664,258	546,822	513,515
Consume	(117,934)	-	(117,934)	(74,825)	(55,673)
Incorporation by business combination (iii)	-	210	210	-	-
Inventories at the end of the year	(357,078)	(270,850)	(627,928)	(546,567)	(324,329)
Cost for the year ended 06.30.2026	600,580	258,513	859,093	-	-
Cost for the year ended 06.30.2025	515,993	245,699	-	761,692	-
Cost for the year ended 06.30.2024	558,916	203,632	-	-	762,548

(i)	Includes biological assets (see Note 14)
(ii)	Includes trading properties (see Note 11)
(iii)	Corresponds to inventories acquired as part of a business combination. See Note 4 to these Consolidated Financial Statements.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

34. Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Prevailing exchange rate (3)	06.30.2026	06.30.2025
Assets
Trade and other receivables
US Dollar	123.019	1,473.00	181,207	191,745
Euros	0.010	1,681.28	17	19
Trade and other receivables related parties
US Dollar	36.572	1,482.00	54,200	43,864
Total Trade and other receivables			235,424	235,628
Investment in financial assets
US Dollar	117.032	1,473.00	172,388	190,209
New Israel Shekel	7.555	497.68	3,760	3,588
Pounds	0.482	1,952.02	940	1,167
Investment in financial assets related parties
US Dollar	10.551	1,482.00	15,636	3,486
Total Investment in financial assets			192,724	198,450
Derivative financial instruments
US Dollar	3.259	1,473.00	4,800	5,672
Total Derivative financial instruments			4,800	5,672
Cash and cash equivalents
US Dollar	122.747	1,473.00	180,807	238,977
Chilenean pesos	103.222	1.61	166	172
Euros	0.024	1,681.28	40	19
Guaraníes	16.427	0.24	4	12
Brazilian Reais	0.141	283.00	40	59
New Israel Shekel	-	-	-	1
Pounds	0.002	1,952.02	4	5
Uruguayan pesos	0.081	36.96	3	3
Total Cash and cash equivalents			181,064	239,248
Total Assets			614,012	678,998

Liabilities
Trade and other payables
US Dollar	119.990	1,482.00	177,825	135,494
Uruguayan pesos	1.055	36.96	39	40
Euros	0.001	1,695.26	2	-
Trade and other payables related parties
US Dollar	7.986	1,482.00	11,835	12,883
Bolivian pesos	0.339	215.45	73	79
Total Trade and other payables			189,774	148,496
Lease liabilities
US Dollar	8.009	1,482.00	11,870	9,407
Total Lease liabilities			11,870	9,407
Provisions
New Israel Shekel	94.765	497.68	47,163	42,552
Total Provisions			47,163	42,552
Borrowings
US Dollar	1,157.799	1,482.00	1,715,858	1,549,314
Borrowings with related parties
US Dollar	0.195	1,482.00	289	1,454
Total Borrowings			1,716,147	1,550,768
Derivative financial instruments
US Dollar	-	-	-	60
Total Derivative financial instruments			-	60
Total Liabilities			1,964,954	1,751,283

(1)	The Group uses derivative instruments as complement in order to reduce its exposure to exchange rate movements (see Note 16).
(2)	Considering foreign currencies those that differ from each Group’s functional currency at each year-end.
(3)	Exchange rate as of June 30, 2026 according to Banco Nación Argentina and Central Bank of the Argentine Republic records.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

35. CNV General Resolution N° 622/13

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Consolidated Financial Statements that disclose the information required by the Resolution.

Exhibit A - Property, plant and equipment	Note 9 - Investment properties
Note 10 - Property, plant and equipment
Exhibit B - Intangible assets	Note 12 - Intangible assets
Exhibit C – Equity investment	Note 8 - Participation in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Exhibit E – Provisions	Note 21 – Provisions
Exhibit F - Cost of sales and services provided	Note 33 – Cost of goods sold and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities

36. Relevant events of the year

Exercise of Warrants – CRESUD

During the year ended June 30, 2026, certain warrant holders exercised their right to acquire additional shares. As a result, USD 24.5 million, equivalent to ARS 39,711 million, was received corresponding to the conversion of 71,644,060 warrants, and a total of 95,234,036 ordinary shares of the Company with a par value of ARS 1 were issued. A balance of 1,650,742 options remained unexercised, which expired on March 10, 2026.

Dividend Payment – BrasilAgro

On October 22, 2025, General Ordinary and Extraordinary Shareholders’ Meeting, BrasilAgro approved the payment of dividends for a total amount of BRL 42 million, equivalent to ARS 13,651 million. The full amount was paid as of the date of these Consolidated Financial Statements.

Dividend Payment – FYO

On February 26, 2026, General Extraordinary Shareholders’ Meeting, FyO approved the payment of dividends for a total amount of USD 2.5 million, equivalent to ARS 7,564 million. The full amount was paid as of the date of these Consolidated Financial Statements.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting of IRSA was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 13,067 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash in the amount of ARS 173,788 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 219,018 million; and (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve,” which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 29,239 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, IRSA made available to shareholders the cash dividend of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021 and amended on September 17, 2021 was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

As a result of the introduction of this new exercise mechanism, the warrants issued by IRSA, which had previously been classified as equity instruments, have been reclassified as financial instruments within liabilities, since the settlement alternative, requiring only the payment of the nominal value of the shares, involves the delivery of a variable number of shares depending on the market price of the shares at the beginning of the exercise period. This reclassification was made at fair value, with the initial difference recognized within Share Premium.

 Exercise warrants – IRSA

During the year ended June 30, 2026, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 4.4 million, equivalent to ARS 7,396 million, were received, for converted warrants of 60,814,974 and a total of 83,595,129 common shares of IRSA with a nominal value of ARS 10 were issued with a balance of 149,100 options remaining unexercised, which expired on May 12, 2026. As of the closing date of these consolidated financial statements, given the expiration of such warrants, no liabilities remained recorded.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Banco Hipotecario S.A. – Cash dividend payment

On March 30, 2026, the Ordinary and Extraordinary General Shareholders’ Meeting of Banco Hipotecario S.A. approved the payment of a dividend of ARS 12,703 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 14,022 million. of which ARS 4,083 corresponded to the Group. The dividend will be paid in three (3) equal, monthly and consecutive installments, in proportion to each shareholder’s equity interest, calculated in constant currency as of the date of the Ordinary and Extraordinary General Shareholders’ Meeting. As of June 30, 2026, the first installment was collected.

Dividend Payments – La Rural S.A. – IRSA

At the General Ordinary Shareholders’ Meeting held on December 18, 2025, La Rural S.A. approved the payment of ordinary dividends in the amount of ARS 3,998, which restated as of the closing date of these financial statements amounts to ARS 4,672, of which ARS 2,336 corresponded to the Group. The dividend was fully collected as of the date of these consolidated financial statements.

At the General Ordinary Shareholders’ Meeting held on April 24, 2026, La Rural S.A. approved the payment of preferred dividends in the amount of ARS 7,599, which restated as of the closing date of these financial statements amounts to ARS 7,909, of which ARS 3,954 corresponded to the Group. The dividend was fully collected as of the date of these consolidated financial statements.

Dividend Payments – Nuevo Puerto Santa Fe S.A.– IRSA

At the Unanimous Ordinary General Shareholders' Meeting held on September 17, 2025, Nuevo Puerto Santa Fe S.A. approved the distribution of ordinary dividends amounting to ARS 2,400, which, restated as of the closing date of these financial statements, amount to ARS 3,205, of which ARS 1,603 corresponded to the Group. The dividend had been fully collected as of the date of these consolidated financial statements.

Additionally, the same Shareholders' Meeting approved the distribution of an additional dividend, payable in cash and/or in kind, amounting to ARS 2,093, which, restated as of the closing date of these financial statements, amounts to ARS 2,795, of which ARS 1,397 corresponded to the Group. This additional dividend was applied to fully settle the credit facility maintained by Nuevo Puerto Santa Fe S.A. with IRSA.

37. Subsequent events

Additional Series LIII Notes – CRESUD

On August 31, 2026, the Company issued Additional Series LIII Notes in the local market for a principal amount of USD 40.4 million, bearing a fixed interest rate of 6.25%. The issuance price was 102.88% of par value. Interest is payable semi-annually in arrears, with the first interest payment due on January 30, 2027.

The principal will be repaid in a single installment on the maturity date, April 30, 2030. The total principal amount outstanding of the Series LIII Notes, including the original issuance completed on April 30, 2026, amounts to USD 63.4 million.

Redemption of Series XLIV Notes – CRESUD

On July 8, 2026, the Company announced its decision to exercise the early redemption option for all outstanding Series XLIV Notes due January 17, 2027, with an aggregate principal amount of USD 39.8 million.

The redemption was completed on July 17, 2026, in accordance with the terms and conditions set forth in the Prospectus Supplement for the Series XLIV Notes dated January 5, 2024. The redemption price was 101% of the principal amount of each outstanding Series XLIV Notes, plus accrued and unpaid interest up to the redemption date.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Redemption of Series XLIX Notes - CRESUD

On August 28, 2026, the Company announced its decision to exercise the early redemption option for all outstanding Series XLIX Notes due September 2, 2027, with an aggregate principal amount of USD 31.3 million.

The redemption was completed on September 4, 2026, in accordance with the terms and conditions set forth in the Prospectus Supplement for the Series XLIX Notes dated August 22, 2025. The redemption price was 100% of the principal amount of each outstanding Series XLIX Notes, plus accrued and unpaid interest up to the redemption date.

Barter Agreement - “Ramblas del Plata” Lot - IRSA

On July 30, 2026, IRSA signed a barter agreement for a lot with a surface area of 2,360 square meters and a total estimated sellable area of 4,500 square meter, belonging to Stage 1 (extended) of the “Ramblas del Plata” project. The transaction amounts to approximately USD 4 million, which will be paid to IRSA through a cash advance and functional units in the development to be built on the lot.

On August 31, 2026, IRSA entered into another exchange agreement for a plot of land with an area of 2,095 sqm and an estimated total saleable area of 7,483 sqm, located within Phase 1 Extended of the “Ramblas del Plata” project. The transaction amounts to approximately USD 6.7 million and will be settled through a cash advance and functional units in the development to be built on the lot.

Acquisition of Real Estate Properties - IRSA

During the fiscal year and subsequent to year-end, IRSA made advance payments for the acquisition of real estate properties totaling USD 12.6 million. These acquisitions are expected to be completed during fiscal year 2027.

General Ordinary and Extraordinary Shareholders’ Meeting - CRESUD

On September 17, 2026, the Company informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, to address, among other topics, the following:

-     Consideration of the financial result for the fiscal year ended June 30, 2026, amounting a profit of ARS 244,516 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 116,000 million.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On September 17, 2026, IRSA informed that its Board of Directors has resolved to call a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 22, 2026, to address, among other topics, the following:

-     Consideration of the financial result for the fiscal year ended June 30, 2026, amounting a profit of ARS 394,081 million. Consideration of the distribution of dividends payable in cash and/or in kind for up to ARS 211,000 million.

-     Consideration of the merger by absorption of Tienda Los Gallegos S.A. (“Tienda los Gallegos”) and Los Gallegos Martínez Navarro y CÍA. S.A. (“Los Gallegos”) with IRSA Inversiones y Representaciones Sociedad Anónima, and approval of the separate and consolidated merger statements of financial position prepared for such purpose. Consideration of the prior merger agreement for the merger by absorption. Authorizations and delegations and appointment of a representative to execute the final agreement and complete the other required filings and procedures.

Related Party Transaction - IRSA

On September 22, 2026, IRSA announced that its Board of Directors had approved an investment of up to USD 4 million, in cash or in kind, in Golden Juniors Segregated Portfolio, an investment fund composed of different segregated portfolios, whose investment manager is a company directly controlled by Mr. Eduardo Sergio Elsztain, Chairman of the Company. As of the date of these Consolidated Financial Statements, neither the IRSA nor its subsidiaries have made any additional contributions to the fund, whether in cash or in kind.

Repurchase of Series XXV Notes - IRSA

On October 15, 2026, IRSA repurchased its Series XXV Notes, issued on June 8, 2026, for an aggregate principal amount of USD 9 million. The repurchased Series XXV Notes represent 18.0% of the total outstanding principal amount of such series. The repurchase was made at a price equivalent to 100.68% of the principal amount.

